Form 20-F
period 2016-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2017-04-28
CIK 1637736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 333-214067

ELECTRAMECCANICA VEHICLES CORP.
(Exact name of Registrant specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4
(Address of principal executive offices)

Kulwant Sandher; (604) 428-7656; kulwant@electrameccanica.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares Without Par Value
(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

41,783,587 Common Shares Without Par Value
(See item 3.A below)

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [   ]            No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]            No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]            No [X]

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]            No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non Accelerated Filer [ ]	Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.  [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17[ ] Item 18 [ ] If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [   ]            No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

__________

___________

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, the size and value of the order book and the number of orders, the number and timing of building pre-production vehicles, the projection of timing and delivery of SOLOs in the future, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, estimated costs of machinery to equip a new production facility, and trends in the market in which we operate, plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to build pre-production SOLOs and to begin production deliveries within certain timelines; the Company’s expected production capacity; prices for machinery to equip a new production facility, labor costs and material costs, remaining consistent with the Company’s current expectations; production of SOLOs meeting expectations and being consistent with estimates; equipment operating as anticipated; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

  general economic and business conditions, including changes in interest rates;

  prices of other electric vehicles, costs associated with manufacturing electric vehicles and other economic conditions;

  natural phenomena;

  actions by government authorities, including changes in government regulation;

  uncertainties associated with legal proceedings;

  changes in the electric vehicle market;

  future decisions by management in response to changing conditions;

  the Company’s ability to execute prospective business plans;

  misjudgments in the course of preparing forward-looking statements;

  the Company ability to raise sufficient funds to carry out its proposed business plan;

  consumers’ willingness to adopt three-wheeled single passenger electric vehicles;

  declines in the range of the Company’s electric vehicles on a single charge over time may negatively influence potential customers’ decisions to purchase such vehicles;

  developments in alternative technologies or improvements in the internal combustion engine;

  inability to keep up with advances in electric vehicle technology;

  inability to design, develop, market and sell new electric vehicles and services that address additional market opportunities;

  dependency on certain key personnel and any inability to retain and attract qualified personnel;

  in experience in mass-producing electric vehicles;

  inability to reduce and adequately control operating costs;

  failure of the Company’s vehicles to perform as expected;

  inexperience in servicing electric vehicles;

  inability to succeed in establishing, maintaining and strengthening the Electrameccanica brand;

  disruption of supply or shortage of raw materials;

  the unavailability, reduction or elimination of government and economic incentives;

  failure to manage future growth effectively; and

  labor and employment risks.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our Company’s behalf. The Company does not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Annual Report and other documents that the Company may file from time to time with the securities regulators.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following tables sets forth selected financial information for Electrameccanica Vehicles Corp. (the “Company”) for the fiscal year ended December 31, 2016 and for the period from February 16, 2015 (date of inception) to December 31, 2015 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information for the last fiscal year ended December 31, 2016 and for the period from February 16, 2015 to December 31, 2015 have been extracted from the Company’s audited financial statements and related notes included herein and should be read in conjunction with such financial statements appearing in Item 18 – Financial Statements and with the information appearing in Item 5 – Operating and Financial Review and Prospects. The financial statements included in Item 18 in this Annual Report are prepared under IFRS.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Reported under IFRS

Statement of Operations
	Year ended Dec. 31, 2015	Year ended Dec. 31, 2016
Revenues	-	-
Gross Margin	-	-
Net Loss	$995,833	$8,973,347
Basic and Diluted Earnings (Loss) per Share	($0.22)	($0.27)
Basic and Diluted Earnings Loss per Share after 1 for 5 share split	($0.04) (1)	N/A

Balance Sheet
	December 31, 2015	December 31, 2016
Cash	$106,357	$3,916,283
Current Assets	$197,309	$4,437,152
Total Assets	$213,118	$4,787,766
Current Liabilities	$346,416	$881,176
Total Liabilities	$346,416	$881,176
Shareholders’ Equity (Deficiency)	($133,298)	$3,906,590

Notes:
(1)	After taking into account the 1 for 5 share split effective June 22, 2016.

Currency and Exchange Rates

Unless otherwise indicated, all references to dollar amounts are to Canadian dollars. The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of April 25, 2017, was 1.3277, based on the daily noon rate as published by the Bank of Canada. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes.

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon rate as published by the Bank of Canada:

Previous Six Months

	October 2017	November 2017	December 2017	January 2017	February 2017	March 2017

High Rate	1.3403	1.3582	1.3556	1.3438	1.3248	1.3505

Low Rate	1.3104	1.3337	1.3120	1.3030	1.3004	1.3279

The following table sets forth:

  The rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

  The average of the exchange rates in effect on the last day of each month during such periods; and

  The high and low exchange rate during such periods, in each case based on the noon rate as published by the Bank of Canada.

Years ending December 31

	2016	2015
Rate at end of Period	1.3427	1.3840
Average Rate During Period	1.3248	1.2787
High Rate	1.4589	1.3990
Low Rate	1.2544	1.1728

B. Capitalization And Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Our business operations and our securities are subject to a number of substantial risks, including those described below. Any person who is not in a position to lose the entire amount of any investment should not invest in our securities. You should carefully consider the risks described below and the other information in this Annual Report on Form 20F before investing in our common shares. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially and adversely affected.

Risks Relating to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. We were formed in February 2015 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of our SOLO vehicle and other intended elective vehicles. The SOLO is in development, and we do not expect to start delivering to customers until the end of the first quarter or early second quarter of 2017. The SOLO vehicle requires significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

It is anticipated that we will experience an increase in losses prior to the launch of the SOLO. For the year ended December 31, 2015, we generated a loss of $995,833. For the fiscal year ended December 31, 2016, we generated a loss of $8,973,347, bringing our accumulated deficit to $9,969,180. We anticipate generating a significant loss for the current fiscal year. The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have no revenues, are currently in debt and expect significant increases in costs and expenses to forestall revenues for the foreseeable future. Even if we are able to successfully develop the SOLO, there can be no assurance that we will be commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of the SOLO, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

  design, develop and manufacture the SOLO and its components;

  develop and equip our manufacturing facility;

  build up inventories of parts and components for the SOLO;

  open Electrameccanica stores;

  expand our design, development, maintenance and repair capabilities;

  develop and increase our sales and marketing activities; and

  develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We currently have negative operating cash flows and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses in order to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. There is no assurance that sufficient revenues will be generated in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing, and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

In order to carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

We intend to raise our cash requirements for the next 12 months through the sale of our equity securities in private placements, through shareholder loans or possibly through a registered public offering (either self-underwritten or through a broker-dealer). If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. There is no assurance that any financing will be available to us or if available, on terms that will be acceptable to us. We intend to negotiate with our management and consultants to pay parts of their salaries and fees with stock and stock options in lieu of cash.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. There is no guarantee that we will be able to obtain any funding or that we will have sufficient resources to conduct our business as projected, any of which could mean that we will be forced to discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth is dependent upon consumers’ willingness to adopt three-wheeled single passenger electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single passenger electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

  perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

  perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;

  the limited range over which electric vehicles may be driven on a single battery charge;

  the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

  concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

  the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

  improvements in the fuel economy of the internal combustion engine;

  the availability of service for electric vehicles;

  the environmental consciousness of consumers;

  volatility in the cost of oil and gasoline;

  government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

  access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

  the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of non-polluting vehicles; and

  perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their SOLO vehicle as well as the frequency with which they charge the battery of their SOLO vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us dependent upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single passenger electric vehicle and have targeted mainly urban residents of modest means. We will need to address additional markets and expand our customer demographic in order to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success is dependent on the efforts, abilities and continued service of Jerry Kroll – Chief Executive Officer, Henry Reisner – Chief Operating Officer, Kulwant Sandher – Chief Financial Officer, and Ed Theobald – General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key man” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market.

If we are unable to implement our business plans in the timeframes estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and legal requirements contained in approvals or that arise under common law. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances, dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odours (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our Company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our SOLO after several years of customer driving.

We have very limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our SOLO customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our SOLO customers, our ability to generate customer loyalty, grow our business and sell additional SOLOs as well as our future intended vehicles could be impaired.

We have very limited experience servicing our vehicles. As of December 31, 2016 we had not sold any SOLOs as we do not plan to begin production of any SOLO vehicles until the end of the first quarter or early second quarter of 2017, and do not have any experience servicing these cars as they do not exist currently. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We may not succeed in establishing, maintaining and strengthening the Electrameccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Electrameccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell the SOLO and planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Electrameccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

  the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

  disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

  an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business is dependent on the continued supply of battery cells for our vehicles. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of the SOLO until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned SOLO. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of the SOLO. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

  training new personnel;

  forecasting production and revenue;

  controlling expenses and investments in anticipation of expanded operations;

  establishing or expanding design, manufacturing, sales and service facilities;

  implementing and enhancing administrative infrastructure, systems and processes;

  addressing new markets; and

  establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric vehicles. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business to include full in-house manufacturing of our SOLO vehicle, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have not delivered any SOLO vehicles to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $5 million on a claims made basis, but we cannot assure that our insurance will be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The status of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating a knockoff of our products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S. In addition, others may obtain patents that we need to take a license to or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

  cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

  pay substantial damages;

  seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

  redesign our vehicles or other goods or services; or

  establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our directors and executive officers reside outside the United States

We are organized under the laws of the Business Corporations Act (British Columbia) and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our directors and officers, as well as our auditor, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risk Related to Our Common Stock

Our executive officers and directors own 74.1% of our common stock.

Our executive officers and directors beneficially own, in the aggregate, 74.1% of our common stock, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested and will vest within 60 days of April 25, 2017. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

There currently is no public trading market for our securities and an active market may not develop or, if developed, be sustained. If a public trading market does not develop, you may not be able to sell any of your securities.

There is currently no public trading market for our common stock. Therefore, there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do wish to resell your shares, you will have to locate a buyer and negotiate your own sale. As a result, you may be unable to sell your shares, or you may be forced to sell them at a loss.

We cannot assure you that there will be a market in the future for our common stock. We intend to apply to have our common stock quoted on the OTCQB operated by the OTC Markets Group Inc. after we receive a trading symbol from the Financial Industry Regulatory Authority (“FINRA”), but if for any reason our common stock is not quoted on the OTCQB or a public trading market does not otherwise develop, purchasers of our securities may have difficulty selling their shares. Even if our common stock is quoted on the OTCQB, the trading of securities on the OTCQB is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price for our common stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from us or our selling security holders.

The continued sale of our equity securities will dilute the ownership percentage of our existing stockholders and may decrease the market price for our common stock.

Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing stockholders. In short, our continued need to sell equity will result in reduced percentage ownership interests for all of our investors, which may decrease the market price for our common stock.

Additional issuances of our common stock may result in dilution to our existing common stockholders and issuances of our preferred stock may adversely affect the rights of the holders of our common stock and reduce the value of our common stock.

Our Notice of Articles authorize the issuance of an unlimited number of shares of common stock. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and the issuance of any such shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire share of our common stock, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control.

In addition, our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock, and without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of shares of common stock. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of shares of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have not present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common stock and reduce the value of the common stock.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

Because the SEC imposes additional sales practice requirements on brokers who deal in shares of penny stocks, some brokers may be unwilling to trade our securities. This means that you may have difficulty reselling your shares, which may cause the value of your investment to decline.

Our shares are classified as penny stocks and are covered by section 15(g) of the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement from you prior to making a sale on your behalf. Because of the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the value of your investment to decline.

FINRA sales practice requirements may limit your ability to buy and sell our common stock, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

You may face significant restrictions on the resale of your shares due to state “blue sky” laws. Each state has its own securities laws, often called “blue sky” laws, which: (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration; and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as market makers for our common stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Resale restrictions for British Columbia residents and other Canadian residents may limit your ability to sell your shares.

If you are a resident of British Columbia, until we have filed a prospectus with the British Columbia Securities Commission, for which a receipt has been issued, and four months and a day have passed from the date you acquired your shares from us, you must rely on an exemption from the prospectus requirements of B.C. securities laws to resell your shares. Since our common stock is not currently quoted on the OTC Bulletin Board, OTC Pink, OTCQB or OTCQX, B.C. residents must comply with the B.C. Securities Commission’s B.C. Instrument 72-502 – Trades In Securities of U.S. Registered Issuers (“BCI 72-502”), which requires, among other conditions, that B.C. residents hold their shares for four months and limit the volume of shares they sell in any 12-month period. These restrictions limit the ability of B.C. residents to resell shares of our common stock in the United States and therefore, may materially affect the market value of your investment.

If our application to have our common stock quoted on the OTCQB is accepted or our common stock is quoted on the OTC Pink, selling securityholders who are residents of all provinces and territories of Canada other than Ontario will instead need to comply with the restrictions and exemptions of Multilateral Instrument 51-105 – Issuers Quoted in the U.S. Over-the-Counter Markets (“MI 51-105”) to resell their shares. This means that such selling securityholders may only sell their shares of our common stock through an investment dealer registered in a jurisdiction of Canada from an account at that dealer in the name of the selling securityholder and the dealer executes the trade through any of the over-the-counter markets in the United States. We believe that MI 51-105 will apply because our executive officers and directors are residents of British Columbia, Canada.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We were incorporated on February 16, 2015 under the laws of British Columbia, Canada, and have a December 31, fiscal year end. We are engaged in the planning, development and manufacturing of single person electric vehicles.

Our principal executive offices are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. Our telephone number is (604) 428-7656. Our website address is www.electrameccanica.com. Information on our website does not constitute part of this Annual Report. Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

A. History and development of the Company

Electramecccanica Vehicles Corp. is a development-stage electric vehicle (“EV”) production company incorporated on February 16, 2015 under the laws of British Columbia, Canada. The concept for our Company was developed by Jerry Kroll after years of research and development on advanced EVs.

Upon returning to Vancouver in 2011, Mr. Kroll decided new electric drive systems could revolutionize car assembly and the concept for our Company’s flagship EV called the “SOLO” was born. With the help of long time automotive expert and friend Mr. Reisner, President of Intermeccanica International Inc. (“Intermeccanica”), and Intermeccanica’s vast experience in automotive craftsmanship, our Company’s first prototype was finished in January 2015. To solidify our presence and branding in the EV market, we incorporated in February of 2015 under the name Electrameccanica Vehicles Corp. For the past 10 years, Mr. Kroll has been researching and developing superior technologies for autonomous drive systems and dynamic induction charging. We have plans for ongoing refinements to performance, style, value and efficiency as drive systems, computerization and materials are developed.

In 2015, we entered into an arrangement with Intermeccanica to leverage Intermeccanica’s 50+ years of quality car manufacturing expertise. Pursuant to a Joint Operating Agreement entered into between us, Intermeccanica and Henry Reisner, dated July 15, 2015, and as amended on September 19, 2016, we have an arrangement dealing with leased premises, production assembly and an option to acquire Intermeccanica, as more fully described under the heading “Material Agreements” below, that we believe will further enhance the combination of our proprietary SOLO design with Intermeccanica’s manufacturing expertise. Under the Joint Operating Agreement with Intermeccanica, we have contracted Intermeccanica to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with our own production capabilities. If we decide not to exercise our call option to acquire Intermeccanica, as more fully described below under the heading “Material Agreements,” then under the Joint Operating Agreement Intermeccanica will continue to provide development, production and delivery assistance.

We currently have a modern furnished showroom near the downtown core of Vancouver, where interested consumers may receive more information on the SOLO, review its specs and technical design, and even test-drive one of the existing prototypes.

To date, we have a number of marketing efforts that have succeeded in helping us achieve an order book of approximately $15.6 million, including 600 private pre-sales. Interested consumers are able to place reservations for the SOLO with a $250 refundable deposit. We have 498+ orders to date with a refundable deposit of $250 for 498 SOLOs and a refundable deposit of $1,000 for 11 Super SOLOs; we also have 91+ orders of the Tofino with a refundable deposit of $1,000.

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4.B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures

Since the date of our inception (February 16, 2015), we have not had any capital divestitures. The only capital expenditures have been for property, plant and equipment, investment and expenditures relating to intellectual property, which occurred in the normal course of our operations. Our total capital expenditures were approximately $357,372 compared with $16,438 for the year ended December 31, 2015. We have financed our capital expenditures primarily by issuing common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of April 25, 2017 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of our shares.

Acquisitions of subsidiaries

We do not have any subsidiaries.

B. Business Overview

General

We are a development-stage EV company focusing on the market demand for Evs that are efficient, cost-effective and environmentally friendly methods for urban residents to commute. We believe that our flagship EV called the SOLO is the answer to such market demand.

We created the SOLO’s first prototype in January of 2015. Since the completion of the prototype, our engineers and designers have devoted efforts to provide the SOLO with an appealing design, and have engaged in proprietary research and development leading to a high performance electric rear drive motor.

The SOLO features a lightweight aerospace composite chassis to allow for a top speed of 130km/h, an attainable cruise speed of 110km/h and is able to go from 0 km/h to 100 km/h in approximately 8 seconds. Our SOLO features a lithium ion battery system that requires only three hours of charging time on a 220-volt charging station or six hours from a 110-volt outlet. The lithium battery system utilizes approximately 8.64 kw/h for up to 160 km in range. We also offer a comprehensive warranty package for two years of unlimited mileage which is included in the price of the SOLO. Standard equipment in the SOLO includes, but is not limited to the following:

  LCD Digital Instrument Cluster;

  Power Windows;

  AM/FM stereo with Bluetooth/ CD/USB;

  Remote keyless entry system;

  Rear view backup camera;

  285 litres of cargo space; and

  Heater and defogger.

Optional equipment will include air conditioning at an additional cost.

The purchase price for our SOLO is $19,888.

Our production department has completed two pre-production SOLOs as at December 31, 2016, and we intend to produce up to nine further pre-production SOLOs by the end of June 30, 2017. This will allow us to determine if the projected production volume of 10 to 20 SOLOs per month is able to be produced at our existing facilities beginning in January 2017. Producing the preproduction SOLOs allows us to determine and assess the entire production process. Currently, we have increased our production space, organized a production line, ordered components and are in the process of fine tuning the production process through the pre-production SOLOs. We anticipate our production costs to be $15,000 per SOLO, providing a gross margin of 25% based on a sale price of $19,888.

In recognizing the needs of different demographic groups, from the Company’s product plan, we plan to launch additional vehicle models namely, the “Twin,” which features two seats and we believe suitable for urban families, young commuters, empty nesters, and environmentally-conscious consumers. We also plan on launching the Super SOLO, which is a sports car model within our EV product line. The Super SOLO is intended to boast a longer range and a higher top speed, sleek, aerodynamic design and features that will rival existing super sports cars such as the Ferrari 488, Lamborghini Gallardo, etc. For larger compartment needs, we have plans in the future to release the “Cargo,” a larger vehicle than the SOLO that is designed for use as a fleet vehicle with ample storage space which would be best suited for delivery companies such as FedEx, United States Postal Service, and Canada Post. The Cargo is expected to offer the appropriate compartment space for fleet vehicle uses such as delivery, while offering long range capability and cleaner technology.

Refundable deposits have been accepted for the planned Super SOLO and such deposits are able to be returned at any time. Mechanical development on the Super SOLO has begun and progress will determine when this and any other variants can be launched. No set date has been declared at this time. The Super SOLO is intended to be a high performance version of the SOLO.

The Company announced on March 28, 2017, at the Vancouver International Auto Show that it will build the Tofino; an all-electric, two-seater roadster representing an evolution of the Intermeccanica Roadster. The Tofino is equipped with a high-performance, all-electric motor with a top speed of 200 kph (125 mph) and a 0-100 kph (0-60 mph) in less than seven seconds. The chassis and body are made of a lightweight aerospace-grade composite and the car is capable of up to 400 km (250 miles) of range on a full charge. The Company is accepting a refundable of deposit of $1,000 to reserve the Tofino.

Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components, in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of lithium batteries.

At present, we are subject to the supply of our chassis from one supplier for our production of the SOLO. We have started to source additional suppliers of the chassis to mitigate the risk of being dependent on only one supplier.

Patents and Licenses

We have filed patents on items that our legal counsel deem necessary to protect our products. We do not rely on any licenses from third-party vendors at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent and design applications, trade secrets, including know-how, employee and third party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. As at April 25, 2017 we had one issued design registration, two allowed design application and six pending patent and design applications with various countries which the Company considers core to its business in a broad range of areas related to the design of the SOLO and its powertrain. We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.

Market Overview

Investment in clean technology has been trending for several years as nations, governments, and society overall become more aware of the damaging effects pollution and greenhouse gas emissions (“GHG”) have on the environment. In an attempt to prevent and/or slow-down these damaging effects and create a more sustainable environment, nations and government agencies have announced their proposals to reduce GHGs, contribute funding into research and development in clean technology, and offer incentives/rebates for clean technology investments by businesses and consumers.

Electric vehicle is a broad term for vehicles that do not solely operate on gas or diesel. Within this alternative vehicle group, there are more categories that further segment into alternative vehicles that embrace different innovative technologies such as: (i) battery electric vehicles (“BEV”); (ii) fuel-cell electric vehicles (“FCV”); or (iii) plug-in hybrid electric vehicles (“PHEV”).

BEVs draw on power from battery management systems to power electric motors instead of from an internal combustion engine, a fuel cell, or a fuel tank. The Nissan Leaf, Tesla Model S, and our SOLO are BEVs.

FCVs typically utilize a hydrogen fuel cell that, along with oxygen from the air, converts chemical energy into electricity which powers the vehicle’s motor. Emissions from a FCV are water and heat, hence making FCVs true zero-emission vehicles.

PHEVs are the hybrid vehicles that have both an electric motor and an internal combustion engine. PHEVs can alternate between using electricity while in its all-electric range or relying on its gas-powered engine. The Chevrolet Volt and the Toyota Prius are examples of PHEVs.

The popularity of EVs have also been met with difficulties in charging convenience. There are far more gas stations available than public EV charging stations: a search on Yellow Pages reveals that there are 439 gas stations alone in the City of Vancouver whereas the entire Province of British Columbia has approximately 500 public EV charging stations. The convenience and availability of public EV charging stations may prove to be an obstacle of mass adoption of Evs.

Consumers may be afraid that their Evs may run out of charge while they are out on the road and this fear is recognized by the public and has been popularized with the term “range anxiety”. Despite this fear, the distance travelled by most urban commuters is a lot lower than the typical range of an EV. Data from Statistics Canada’s National Household Survey in 2011 reported the average Canadian takes 25 minutes to commute to work.

There currently exists different categories of charging stations depending on the voltage they provide. EV owners can often charge at home on a regular 110-volt outlet which may take between 10 hours to 20 hours depending on the model and make of the EV. This type of outlet and charging is termed level 1 charging. Level 2 charging means the voltage at the charging station is typically around 240 volts and this type of outlet is usually available at public charging stations, shopping malls and big box retailer parking lots, and even located in certain residential hi-rises. Charging at a level 2 station typically cuts down the level 1 charge time in half and may require a small fee for the service.

Electric Vehicles/Automotive – Global Market

EVs have been around for a number of years, but have only recently gained mass adoption and public interest due to open discussions of GHG emission levels, government and international policies on climate change and pollution, increased literature on Evs, fluctuating fuel costs, and improved battery management systems and EV range. According to Navigant Research, the global light duty EV market is estimated to grow from 2.6 million vehicle sales in 2015 to over 6.0 million vehicle sales in 2024.1

Evs in the global market are gaining adoption by the general public and these efforts have also been aided by traditional automotive manufacturers’ entry into the market. The majority of growth in the EV industry has been led by the following top five EV models: (1) Nissan Leaf; (2) Chevrolet Volt (PHEV); (3) Toyota Prius (PHEV); (4) Tesla Model S; and, (5) Mitsubishi Outlander (PHEV).2 There are few manufacturers that are solely devoted to the manufacturing of Evs, the most well-known and popular one being Tesla Motors.

On a global scale, Evs are gaining popularity, particularly in countries where there is high population density, narrow roads, and limited urban space. According to an April article from Pedestrian Observations3, an online website dedicated to transit-oriented developments, several European countries are formulating programs that ban cars fueled by petrol or diesel. This initiative was introduced by Norway’s Minister for the Environment and co-spokesperson for the Green Party, which expects to implement the ban completely by 2025.4

In France, the Paris region has been calling for a phase-out of the internal combustion engine due to rising levels of particulate pollution from diesel vehicles and the local government is looking into implement more battery charging stations to help commuters refuel along the way.5 The German government is expecting German automakers to spend more money on research and development for improved battery range and charging stations.6

In Belgium, Switzerland, and the Netherlands, such governments would like a similar phase-out program akin to that of Norway’s.7 These countries expect the phase-out to be complete by 2030.8 In some of these countries, however, there remain opposing parties to the phase-out program and it is uncertain as to how it will ultimately play out.

The aforementioned initiatives show that there is significant demand for Evs and with government support, adoption of Evs and changes to the industry can be made more rapidly. Our management believes that these initiatives will materialize and are optimistic at the prospects of an overall cleaner environment and bigger market for Evs.

_____________________________________________________
1 Navigant Research Report, Global Forecasts for Light Duty Hybrid, Plug-in Hybrid, and Battery Electric Vehicle Sales and Vehicles in Use: 2015-2024, online: <https://www.navigantresearch.com/research/electric-vehicle-market-forecasts>.
2 “Electric Car Demand Growing, Global Market Hits 240,000 Units”, Cleantechnica (28 March 2015), online:
https://cleantechnica.com/2015/03/28/ev-demand-growing-global-market-hits-740000-units/>.
3 “Several European Countries to Follow Norway’s Lead, Ban Fuel-Powered Cars”, Pedestrian Observations (1 April 2016), online: <https://pedestrianobservations.wordpress.com/2016/04/01/several-european-countries-to-follow-norways-lead-ban-fuel-powered-cars/>.
4 Ibid.
5 Ibid.
6 Ibid.
7 Ibid.
8 Ibid.

Electric Vehicles/Automotive – Canadian Market

Data from FleetCarma.com (“FleetCarma”), a clean technology information and communications technology website, reported 2015 EV sales in Canada to be 6,933.9 Although this number pales in comparison to the total 1.898 million internal combustion vehicles sold in Canada in 2015, the 2015 EV sales numbers represent an approximate 32% increase in sales over 2014. The graph below from FleetCarma.com further breaks down the number of vehicles sold by each EV automaker in Canada in 2014 and 2015.

As can be seen from the graph above, Tesla Motor’s Model S made huge strides in sales, recording a 137% increase in 2015 over 2014. Nissan Leaf sales also increased by 23% in 2015 while Chevrolet Volt sales were down 8% in 2015 as compared to the previous year. FleetCarma also states the total number of Evs on the road in Canada at 18,451.10 54% of Canada’s total Evs are BEVs with the rest being PHEVs. FleetCarma’s data also highlights that the Province of Quebec currently leads the rest of Canada with the most registered Evs at 8,500 vehicles, representing 46% of the entire Canadian EV population. The bar chart below from FleetCarma indicates the provinces and their respective number of registered Evs as at December 31, 2015.

_____________________________________________________
9 Electric Vehicle Sales in Canada: 2015 Final Numbers, online: <http://www.fleetcarma.com/ev-sales-canada-2015/>.
10 Ibid.

Data from British Columbia Air Quality11, a government division focused on transportation emissions, indicates that pollutant emissions from conventional gasoline vehicles produce almost five times as much volatile organic compounds (“VOCs”) than gasoline/electric hybrid vehicles.

* NOx refers to Nitrogen Oxides | PM2.5 refers to particles in air pollutants that are 2.5 micrometers or less in size

_____________________________________________________
11 British Columbia Government Website, B C Air Action Plan, Air Care, Diesel Bus Retrofit Program, online:
<http://www.env.gov.bc.ca/epd/bcairquality/topics/government-vehicle-programs.html>.

Data from Environment and Climate Change Canada12 indicates that Canada is one of the top countries with large ratios of emissions to GDP. Canada has been working towards reducing its air pollutant emissions alongside other member countries of the Organisation for Economic Cooperation and Development (“OECD”). As can be seen in the bar chart and table below, Canada’s nitrogen levels in 2012 were reduced by 26% from 2002 levels.13

The below bar chart and table also illustrates the 14% decrease in VOC emissions in 2012 from 2002 levels.14 The table compares Canada’s VOC emission levels with that of the United States.

_____________________________________________________
12 Environment Canada Government Website, International Comparision of Air Pollutant Emissions, Canada’s Emission Trends, online:
<https://www.ec.gc.ca/indicateurs-indicators/default.asp?lang=en&n=0B0E77F5-1>.
13 Environment Canada Government Report, 2013, online:
https://www.ec.gc.ca/ges-ghg/985F05FB-4744-4269-8C1A- D443F8A86814/1001-Canada’s%20Emissions%20Trends%202013_e.pdf .
14 Environment Canada Government Website, International Comparison of Air Pollutant Emissions, online:
<http://www.theglobeandmail.com/opinion/editorials/canadas-greenhouse-gas-emissions-cant-be-cut-without-a-little-pain/article28560158/>.

The above presented data also points out opportunities for EV markets in countries that have difficulties reducing the air pollution. From the bar charts above, it appears that Australia, Turkey, Poland and the United Kingdom will also be ideal markets for Evs which allow for substantial reduction in VOC and NOX emissions.

A February 2016 article from the Globe and Mail provides more insights on the expected levels of emissions in the coming years. According to the article, in 2020, emissions will hit 768 megatons of carbon dioxide – way above Canada’s target of 622 megatons. By 2030, they will have jumped to 815 megatons, compared with a target for that year of 524 megatons. As a result, provincial governments in Canada are carefully monitoring GHG emissions and providing funding and incentives to help reduce these emission levels.15 Another reason Evs have become popular is due to variable fuel costs and vehicle maintenance costs that have become a burden for conventional gasoline automobile owners.

_____________________________________________________
15 “Canada’s Greenhouse Gas Emissions Can’t Be Cut Without a Little Pain”, Globe and Mail (4 February 2016), online:
<http://www.theglobeandmail.com/opinion/editorials/canadas-greenhouse-gas-emissions-cant-be-cut-without-a-little-pain/article28560158/>.

According to the American Automobile Association, the owner of an average sedan would incur US$8,876 a year in driving costs and an average cost per mile of US$0.592 cents (US$0.367 cents per km).16 In comparison to the above statistic, an October 2015 Globe and Mail article reports electric vehicles typically cost owners $0.016 per km to drive.17

Canada is seen as a leader in many industries, but clean-tech and Evs seems not to be one of them. However, research and data reveals significant interest in Evs from Canadians. According to a recent study completed by Ipsos18, a market research firm, 80% of Canadians believe electric cars are the way of the future and 75% would like to drive a car not powered by gasoline. Converting that interest to likelihood to purchase, approximately 64% of respondents in the Ipsos survey expressed they would consider buying or leasing a hydrogen fuel cell vehicle.19

Normally, it is difficult for innovative breakthrough technology to be rapidly adopted by the mass public unless they are well-educated on the technology and the technology is affordable and sufficiently promoted via incentives from the government. In the case of Canada, government incentives and initiatives allow for affordable Evs and convenient free or low-cost charging stations, further promoting the benefits of clean-tech to the general public.20 Below is an overview of current and prospective provincial government incentives that encourage consumers to embrace Evs. As Ontario, Quebec and British Columbia are the top three most populous provinces in Canada, the overview will focus on these provinces.

In Ontario, 35% of GHGs are created from transportation emissions.21 In an effort to reduce GHGS, the Province of Ontario has established government rebates for consumers purchasing Evs. The government of Ontario has plans to allocate $325 million for investments in green technology; a portion of it will be devoted to EV programs.22

The Province of British Columbia has allotted $7.5 million funding for the Clean Energy Vehicle Program (the “CEVforBC Program”) which provides a $5,000 rebate to consumers of a qualifying battery electric, fuel-cell electric, or plug-in hybrid electric vehicle.23 A further $1.59 million in funding will be invested by the Province of British Columbia into charging infrastructure and hydrogen fueling infrastructure.24

In British Columbia alone, there are 500+ public electric vehicle charging stations to allow for convenient charging. The City of Vancouver alone boasts over 90 public electric charging stations. According to the City of Vancouver website, the municipality now has the biggest municipal EV fleet in Canada, consisting of 26 Mitsubishi iMiEVS and one Nissan Leaf.25

_____________________________________________________
16 American Automobile Association (Electric Car Fuel Costs Savings). online:
http://exchangeev.aaa.com/benefits-of-driving-electric/fuel-cost-savings/
17 “How much does it cost in fuel to run an electric vehicle?”, Globe and Mail (28 October 2015), online:
http://www.theglobeandmail.com/globe-drive/culture/commuting/how-much-does-it-cost-in-fuel-to-run-an-electric-vehicle/article26999091/.
18 “Eight in Ten (80%) Canadians believe Electric Cars are the Way of the Future”, Iposos (Tuesday, August 11, 2015), online:
<http://www.ipsos-na.com/news-polls/pressrelease.aspx?id=6941>.
19 Ibid.
20 Government of Ontario, Ministry of Transportation Website, online:
<http://www.mto.gov.on.ca/english/vehicles/electric/index.shtml?utm_source=hootsuite>.
21 “Ontario Spends $20M to Build Electric Vehicle Charging Stations”, The Canadian Press (8 December 2015), online:
<http://www.cbc.ca/news/canada/toronto/ontario-electric-vehicle-charging-stations-1.3355595>.
22 Ibid.
23 CEV for BC Dealer Manual, online:
<https://www.cevforbc.ca/sites/default/files/dealer_manual_may13_2016_update_0.pdf>.
24 Ibid.
25 West Coast Electric Car Fleets, Partner Fleet Profile: City of Vancouver – EV Fleet Management, online:
<http://www.westcoastelectricfleets.com/portfolio-items/vancouverbc_fleet_profile/>.

British Columbia is not the only province in Canada offering incentives for Evs. According to a February 2016 article from CBC News, the Province of Ontario has announced, effective as of February 10, 2016, a boost to its incentives from the current range of $5,000 - $8,500 per vehicle up to $6,000 - $10,000 for the purchase or lease of eligible plug-in Evs.26 Additional incentives are available for Evs with larger battery capacity or a five-seater vehicle. CBC News reports there are currently 5,800 Evs in Ontario alone.27

According to CBC News28, the Ontario government is expected to allot $20 million in grants to encourage public and private sector partners to construct a network of public EV charging stations which will be available in cities, offices, residential high-rises, and along commuter highways. The EV rebates, along with the EV charging station network, are expected to help reduce Ontario GHGs by 80% of 1990 levels by the year 2050.29

The Province of Quebec will be allocating $420 million to promote Evs over the five years between 2015 – 2020. As reported by CBC News30, Montreal and the Province of Quebec expects to add 106 curbside charging stations by spring 2016. Curbside charging stations will allow EV owners easier access compared to current charging stations that are often located in underground parking lots. The proposed charging stations will primarily be level 2 chargers, with approximately six stations being level 3 chargers. Costs of utilizing the stations are very affordable: $1 per hour for the level 2 stations (parking costs extra) and $10 per hour for level 3 stations. Denis Coderre, the mayor of Montreal expects the city to have a total of 1,000 charging stations by 2020.31

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our SOLO to gain traction and subsequently gain increases in orders. Marketing and promotional efforts must emphasize the SOLO’s image as an efficient, clean, and affordable EV for the masses to commute on a daily basis. If we can succesfully promote the SOLO on these points, we expect growth in sales and customer base to occur rapidly.

We plan to build up to 10 pre-production SOLOs by March of 2017 (and we are currently taking reservations for orders) and begin production deliveries starting in April of 2017. We are presently negotiating with manufacturers and suppliers to increase the production of the SOLO for both greater volume and closer proximity to potential markets around the world. We intend to satisfy existing reservation orders through our current production facilities using funds on hand and revenue to be generated from such sales. If we are able to enter into a manufacturing and supply agreement for much larger production volumes on reasonable and satisfactory terms, then we may need to raise additional capital through either equity and/or debt financings in order to satisfy our obligations for payment under such manufacturing and supply agreement.

A key point to the marketing plan is to target metropolitan cities with high population density, expensive real estate, high commuter traffic load, and pollution levels which are becoming an enormous concern. Accordingly, our management has identified cities in Canada and the US that

_____________________________________________________
26 “Ontario boosts incentives for electric vehicles”, CBC News, Business Section (10 February 2016), online:
<http://www.cbc.ca/news/business/ontario-electric-vehicle-incentives-1.3442203>.
27 Ibid.
28 “Ontario Spends $20M to Build Electric Vehicle Charging Stations”, The Canadian Press (8 December 2015), online:
<http://www.cbc.ca/news/canada/toronto/ontario-electric-vehicle-charging-stations-1.3355595>.
29 Ibid.
30 “Montreal to Get 106 Electric Car Charging Stations by Next Spring”, CBC News (25 October 2015), online:
<http://www.cbc.ca/news/canada/montreal/montreal-electric-car-stations-1.3287858>.
31 Ibid.

fit the aforementioned criteria and have plans to seek out suitable locations in the following cities for additional showrooms: Toronto; Seattle; Los Angeles; San Francisco; and Manhattan.

Key aspects of our marketing plan are highlighted below. We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points.

  Organic engagement on social media with engaging posts aimed to educate the public about Evs and develop interest in our SOLO, which to date has had amazing traction.

  Earned media – we have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch.

  Investor Relations/ Press Releases – our in-house investor relations team will provide media releases/kits for updates and news on our progress.

  Industry shows and events – we will display the SOLO at the Vancouver International Autoshow. Promotional merchandise giveaways will enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at to accept SOLO reservations.

  First-hand experience – Test-drives and public viewings are available at our existing showroom near the Vancouver downtown core.

We anticipate the marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts, we plan to focus on the features that differentiate our SOLO from the existing Evs on the market.

Reservation System

We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit. Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as SOLOs are produced.

We will earn revenue once a vehicle has been delivered to the customer who has pre-ordered their vehicle. Each order is placed in line as received and fulfilled once the vehicle becomes available. The customer may, at any time, for any reason, cancel their order and have their $250 returned. We do not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

Sales and Service Model

Sales Model

We sell our vehicles online via our website (www.electrameccanica.com), while we develop our planned corporate owned dealerships in key markets and franchise dealer network in other market areas. As each franchise dealer is established, any vehicles sold within such dealers designated territory will be delivered to such dealer to fulfill online orders as well as such franchise dealer’s orders.

We are unable to identify where we hope to establish franchise dealers as opposed to corporate owned dealerships. The establishment of franchise dealers will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for franchised dealerships from individuals, and do not have any franchise or dealer agreements. The SOLO will initially be available directly from Electrameccanica.

We plan to only establish and operate corporate owned dealerships in those states in the U.S. that do not restrict or prohibit certain retail sales models by vehicle manufacturers. In all other instances, we plan to establish franchise dealerships to comply with local regulations.

Service Model

We plan to have our vehicles serviced through our corporate and franchised dealerships.

Government Regulation

As a vehicle manufacturer established in Canada, we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada. Receipt of the NSM is contingent on us demonstrating that the SOLO is designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO falls under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,_c._1038/section-sched3.html). For sale into the United States, we and the SOLO must meet the applicable parts of the U.S. Code of Federal Regulations (“CFR”) Title 49 – Transportation. This includes providing Manufacture Identification information (49 CFR Part 566), VIN-deciphering information (49 CFR Part 565), and certifying that the SOLO meets or exceeds the applicable sections of the Federal Motor Vehicle Safety Standards (40 CFR Part 571) and Environmental Protection Agency noise emission standards (40 CFR 205). Since the U.S. regulations do not have a specific class for three-wheeled ‘autocycles’, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571.

We have submitted a SOLO for U.S. compliance certification at a testing facility in Quebec, Canada. The completion of certification is dependent on the cooperation of winter weather for testing of braking capabilities of SOLO, which is required for the testing. If there is no snow or sub-zero temperatures which would adversely affect these outdoor braking tests, completion is estimated to be by the end of January 2017. Compliance certification of the SOLO for Canada, and for any other EMV models, will not begin until U.S. compliance certification has been achieved. Canadian compliance of the SOLO is estimated to take 77 days, which again is weather dependent.

Within the three wheel vehicle classification in Canada, CMVSR Standard 305 sets out the regulation for prevention of injury to the occupant during and after a crash as related to the vehicle’s batteries. Under this standard, the security and integrity of electric drive system components and their isolation from the occupant are evaluated in the course of a frontal barrier crash test in accordance with Technical Standard Document No. 305. There is no such regulation applicable to the motorcycle category under the U.S. regulations.

All of our currently planned vehicles fall under the definition of a motorcycle under U.S. regulations.

Competition

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future as we move towards production of the SOLO and the introduction of other models such as the anticipated “Twinn” and the “Cargo.” Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we also face strong competition from established automobile manufacturers, including manufacturers of Evs, such as Tesla Model S, Chevrolet Volt and Nissan Leaf.

A matrix of our SOLO compared to the top three selling Evs in Canada is presented below (note: in the below matrix, each vehicle may be available in different models, and only the lowest model’s specs and prices are quoted in the matrix), which information is readily available from each manufacturer’s website. Information in the below matrix analyzes key considerations of a potential purchaser of an EV.

Electra Meccanica SOLO	**Tesla Model S**	**Chevrolet Volt**	**Nissan Leaf**
Price	$19,888	$90,900+	$39,590+	$32,698+
Electric-only miles	Up to 160km	Up to 385km	Up to 85km	Up to 133km
Price/ Range	$124.3/km	$236/km	$465.76/km	$245.85/km
Top Speed	120km/h	225km/h	100km/h	150km/h
Full charge time	3 hours on 240 volt outlet	4 – 14 hours on 240 volt outlet	4.5 hours on 240 volt outlet	Approx. 8 hours on 240 volt outlet
Vehicle Class	Micro	Midsize	Compact	Minicompact

*In the above matrix, each vehicle may be available in different models, only the lowest model’s specs and prices are quoted in the matrix.

We believe the primary competitive factors in our market include but are not limited to:

  technological innovation;

  product quality and safety;

  service options;

  product performance;

  design and styling;

  brand perception;

  product price; and

  manufacturing efficiency.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in the EV market and our market share. There can be no assurances that we will be able to compete successfully in our market. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

We have allocated substantial resources in developing our first vehicle, the SOLO. During the fiscal year ended December 31, 2016, we expended $2,778,295 (2015: $486,809) on research and development, which costs include labor and materials.

C. Organizational structure

We do not have any subsidiaries.

D. Property, plant and equipment

Our principal office is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. On July 25, 2015, we together with Intermeccanica as tenants entered into a light industrial lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) for the premises located at 102 East 1st Avenue, Vancouver, British Columbia. The lease agreement is for a term of five (5) years which commenced on November 1, 2015 with a monthly minimum rent of $3,918.86 plus additional rent, which includes operating costs, property taxes, utilities and a management fee of 4% of the minimum rent for the particular lease year. The leased premises is 7,235 sq. ft. in size and we along with Intermeccanica are not allowed to assign the lease or grant a sublease of the whole or any part of the leased premises without the written consent of the Landlord. Pursuant to a Joint Operating Agreement between us and Intermeccanica dated July 15, 2015, we have agreed to pay 50% of the lease costs associated with the lease premises up to a maximum amount of $4,000 per month for a term of sixty months unless there are additional expenses properly incurred under the lease agreement, which exceeds the monthly installment amount, we shall promptly provide payment therefor.

Currently, our development and manufacturing facility is located at 47 Braid Street, New Westminster, British Columbia, Canada and is capable of producing 10 to 20 SOLOs per month. Our existing production facilities are being used for the development of the Super SOLO, and are adequate for production of the low volume required for this version of the SOLO. We together with Intermeccanica as tenants entered into a lease agreement with Astron Realty Group Inc. for Unit 47, which commenced on August 1, 2016 and expires on July 31, 2020. Unit 47 is approximately 7,270 sq. ft. and the minimum rent per month is $3,938 until July 31, 2017 and $4,089 from August 1, 2017 to July 31, 2020, and we are responsible for all associated lease costs such as strata fees, property taxes, utility fees and other charges associated with the occupancy of such premises. Our management is currently evaluating several options for the establishment of a larger production facility location, which would expand our production capacity to 2,000 to 4,000 SOLOs per month, depending on facility size. Our management has met with several groups to discuss the possibility of a production facility located in Canada and internationally.

Ideally, the new production facility will be 50,000 to 200,000 square feet, which will allow our Company to produce 25,000 to 50,000 SOLOs per year. We have also consulted a process design company, which will form a suitable manufacturing flow production process and facility layout for our anticipated 10 production lines that will maximize labor and equipment usage and minimize manufacturing and assembly time. Our management estimates the full assembly of a SOLO in the new production facility will take approximately four hours. An example of the layout of the new production facility is presented below. We estimate that the cost of the machinery to equip a new production facility will range from $10 million to $15 million for the assembly of vehicles. Experts in the field of designing and equipping a manufacturing facility presented to the Company that a facility of 50,000 to 200,000 square feet will be able to produce between 25,000 to 50,000 vehicles per year. The level of automation will determine if the equipment cost will be on the lower-end of the range ($10 million) for a semi-automated facility, to the upper-end of the range ($15 million) for a fully automated facility. While it is difficult to forecast any sales, we believe that there are enough expressions of interest to satisfy the production capabilities of the above mentioned facility. However, we do not anticipate building a new production facility until sometime in 2018 or later if the demand for the SOLO materializes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3.D – Risk Factors. In this section, we explain our financial condition and results of operations for each of the years ended December 31, 2016 and 2015. As readers read this section, they may find it helpful to refer to our financial statements included in Item 18 of this Annual Report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this Annual Report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A. Operating Results

Results of Operations

Results of Operations for the year ended December 31, 2016 compared to the period from February 16, 2015 (date of inception) to December 31, 2015

Revenues

The Company did not generate any revenue during the fiscal year ended December 31, 2016 (2015: $nil).

Operating Expenses

We incurred costs and expenses in the amount of $8,942,022 for the fiscal year ended December 31, 2016, a 799% increase from costs and expenses of $994,014 for the period ended December 31, 2015.

This increase in incurred costs and expenses is primarily attributable to the collective results of the following factors:

•

General and administrative expenses for year ended December 31, 2016 were $1,205,835 compared to $132,870 for the period ended December 31, 2015. The following items are included in office and general expenses:

o

Rent increased to $141,957, for the year ended December 2016, from $17,936 for the period ended December 31, 2015. The increase was caused by the increase in the Company’s premises as it expands its production capabilities.

o

Office expenses increased to $113,158, for the year ended December 31, 2016, from $18,013 for the period ended December 31, 2015. As the Company increases its staffing levels, office expenses will increase as well.

o

Legal & Professional increased to $643,725, for the year ended December 31, 2016, from $78,660 for the period ended December 31, 2015. The majority of the legal expenses were due to the Company’s filing of its Form F-1 registration statement with the United States Securities and Exchange Commission and negotiation and preparation of contractual arrangements for the Company.

o

Consulting fees increased to $186,437, for the year ended December 31, 2016, from $11,985 for the period ended December 31, 2015. Consulting fees relate to services provided for accounting, finance and investor relations.

•

Research and development expenses increased to $2,778,295 for the year ended December 31, 2016, from $486,809 for the period ended December 31, 2015. The Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2016, the Company received $203,997 (2015: $12,775) in government grants.

•

Sales and marketing expenses increased to $209,455 for the year ended December 31, 2016, from $19,691 for the period ended December 31, 2015. The Company has increased its sales and marketing efforts as its first electric vehicle, the SOLO, nears production.

•

Stock-based compensation charges for the year ended December 31, 2016 were $1,461,189 (2015: $354,015). The Company granted 25,000 stock options with an exercise price of $0.40 per share, and 75,000 additional stock options with an exercise price of $1.00 per share during the year ended December 31, 2016. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

•

Share-based payment expense for the year ended December 31, 2016 was $3,264,681 (2015: $nil), was caused by private placement shares being issued at a price less than the estimated fair value of the shares to certain individuals and organisations.

Other Items

We incurred an interest accretion expense of $25,908 for the year ended December 31, 2016 (2015: $92), relating to convertible loan (note 10 in the financial statements for the year ended December 31, 2016).

In addition, other items include a foreign exchange loss of $5,417 for the year ended December 31, 2016 (2015: $1,727). Some of the Company’s expenses are paid to suppliers based in the United States of America who invoice the Company in US dollars.

Net and Comprehensive Income (Loss)

As a result of the above factors, we reported a net loss and comprehensive loss for the year ended December 31, 2016 of $8,973,347 (2015: $995,833).

B. Liquidity and Capital Resources

Liquidity

The Company’s operations consist of the designing, developing and manufacturing of electric vehicles. The Company’s financial success is dependent upon its ability to market and sell its electric vehicles; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by the sale of the Company’s common shares. There is no assurance that equity funding will be possible at the times required or on terms acceptable to the Company. If no funds are able to be raised and sales of its electric vehicles do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss and comprehensive loss of $8,973,347 during the year ended December 31, 2016 and has a cash balance and a working capital surplus of $3,916,283 and $3,555,976, respectively, as at December 31, 2016. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on sales of its equity securities to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations. The above indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

As of December 31, 2016, the Company had 41,783,587 issued and outstanding shares and 116,492,174 outstanding shares on a fully diluted basis. Since the Company is seeking to have its common shares posted for trading on the OTCQB, there can be no assurances that any stock options and warrants will be exercised until the Company attains its public listing and the market price of its stock will be above the exercise price of its stock options and warrants.

The Company had $3,555,976, of working capital surplus as at December 31, 2016 compared to $149,107 working capital deficiency as at December 31, 2015. The increase in working capital surplus resulted from the cash used in operations of $4,162,835, (2015: $570,725); cash used in investing activities of $357,372 (2015: $16,438); and which was offset by financing activities generating cash of $8,330,133, (2015: $693,520) during the year ending December 31, 2016, due to the issuance of 14,848,712 common shares for net cash proceeds of $8,063,633 (2015: $458,520). The Company also received $300,000 (2015: $nil) from a convertible loan, which loan will convert to equity at $1 per share once the Company has received its ticker symbol and is posted for trading on the OTCQB.

Capital Resources

As at December 31, 2016, the Company had cash and cash equivalents of $3,916,283 (2015: $106,357). The Company expects to continue raising equity financing and there can be no guarantees that the Company will be successful in its endeavors.

Commitments

The Company has no outstanding commitments, other than rent and lease commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of property, plant and equipment, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

  The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

  the classification of financial instruments; and

  the calculation of income taxes requires judgment in interpreting tax rules and regulations.

The financial statements for the fiscal year ended December 31, 2016 and for the period ended December 31, 2015 have been prepared by management in accordance with IFRS, as adopted by the International Accounting Standards Board.

The critical accounting policies used in the preparation of these consolidated financial statements are described below.

Our accounting policies are disclosed in Note 2 of Notes to our financial statements. During the fiscal year ended December 31, 2016 there were no material changes to these policies. Our more critical accounting policies are noted below:

Research and Development Costs

Research costs are expensed when incurred. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company has not met the criteria to capitalize development costs.

Accounting standards issued but not yet applied

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its financial statements. Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted these new standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

C. Research and Development, Patents and Licenses, etc.

Research costs are expensed when incurred and are net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company has not met the criteria to capitalize development costs.

The following table specifies the amounts spent on research and development for the fiscal year ended December 31, 2016 and the period from inception to December 31, 2015:

	Fiscal year ended December 31, 2016,	February 16 to December 31, 2015
Labour	$ 1,715,562	$ 382,047
Materials	1,266,730	117,537
Government grants	(203,997)	(12,775)
Total	$ 2,778,295	$ 486,809

D. Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. However, we currently have an order backlog of 498 SOLOs, 11 Super SOLOs and 91 Tofino’s.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

Contractual obligations	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating Lease Obligations	$822,613(1)	$221,071	$445,484	$156,057	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	Nil	Nil	Nil	Nil	Nil
Total	$822,613	$221,071	$445,484	$156,057	Nil

Notes:
(1)	Office and warehouse rent, based on $17,410.68 per month October through December 2016; $18,422.62 per month January through December 2017. Amounts are estimated due to fluctuations in CAM charges.

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors (the “Board” or “Board of Directors”) currently consists of three directors. Our directors are elected annually at each annual meeting of our Company’s shareholders.

Our Board of Directors currently has an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, which each consists of our three directors. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company’s officers.

The following table sets forth the names and ages of all of our directors, executive officers and key employees.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jerry Kroll (1)(2)(3)(4) British Columbia, Canada	55	President, CEO and Director	February 16, 2015
Iain Ball British Columbia, Canada	63	Vice-President, Finance	February 16, 2015
Henry Reisner British Columbia, Canada	52	Chief Operating Officer	February 16, 2015
Kulwant Sandher(5) British Columbia, Canada	55	Chief Financial Officer and Secretary	June 15, 2016
Ed Theobald British Columbia, Canada	65	General Manager	February 16, 2015
Shaun Greffard (2)(3)(4) British Columbia, Canada	43	Director	August 8, 2016
Robert Tarzwell (2)(3)(4) British Columbia, Canada	47	Director	August 8, 2016
Mark West British Columbia, Canada	50	Vice-President, Sales & Dealerships	November 1, 2016

Notes:
(1)	Mr. Kroll was appointed President, CEO and a director of the Company effective February 16, 2015.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Mr. Sandher was appointed CFO of the Company on June 15, 2016. Mr. Sandher was appointed as Secretary of the Company on August 8, 2016.

Business Experience

The following summarizes the occupation and business experience during the past five (5) years or more for our directors, executive officers and key employees as of the date of this prospectus:

Jerry Kroll – President, Chief Executive Officer and Director

Mr. Kroll has an extensive background working in small businesses and start-ups. His career began when he managed the production, strategic planning, and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises, and establishing supplier/distributor relationships.

In 1996, Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on, Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the president and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007, Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. He began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skill set in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage, and execute strategies for the Company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003.

Kulwant Sandher, Chief Financial Officer and Secretary

Kulwant Sandher, 55, is a Chartered Professional Accountant with over 25 years of experience in business and finance. Mr. Sandher graduated from Queen Mary, University of London (formerly known as Queen Mary College) in 1986 with a B.Sc. degree (Eng.) in Avionics. Mr. Sandher became a Chartered Accountant in England in 1991 and received his Chartered Professional Accountant designation in Canada in 1997.

Mr. Sandher has considerable private and public company experience. He served as CFO of MineSense Technologies Inc. from August 2013 until July 2015; he served as COO & CFO for Marketrend Interactive Inc., from March 2004 to March 2006.

Mr. Sandher has also served as CFO of several publicly listed companies, including: Hillcrest Petroleum (TSX-V), Millrock Resources Inc. (TSX-V) and St. Elias Mines (TSX-V). Currently, Mr. Sandher serves as President of Hurricane Corporate Services Ltd. and as CFO of Intigold Mines Ltd. (TSX-V). Furthermore, Mr. Sandher is currently serving as a director and CFO of Delta Oil and Gas Inc. since 2007 and Director of The Cloud Nine Education Group Inc since December 2015.

Iain Ball, Vice-President, Finance

Mr. Ball is an experienced financial executive with over 25 years of international corporate financial and general management experience. He has been providing CFO services, along strategic and financial advice, to growing companies and start-ups since 2012.

He is the former Chief Financial Officer and Director of Progressive Solutions Inc. (“Progressive Solutions”), an enterprise resource planning software company that grew (both organically and by acquisition) from 40 employees to 135 employees in the United States, the United Kingdom, and Canada. Mr. Ball was responsible for debt and equity financings that were instrumental to Progressive Solutions’ acquisitions and international growth. Progressive Solutions was successfully sold to a strategic buyer in 2012.

Mr. Ball graduated from the University of Aberdeen in 1975 with a Bachelor of Science (Honours), as well as a Master of Business Administration from Simon Fraser University in 1999. He became a Chartered Accountant in Scotland in 1979 and obtained his Chartered Professional Accountant designation in 1982 from the Canadian Institute of Chartered Professional Accountants.

Henry Reisner, Chief Operating Officer

Mr. Reisner is the current President of Intermeccanica International Inc., which is an automobile manufacturer, and has held this position since 2001. He is incredibly experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Pursuant to the Joint Operating Agreement (the “JOA”) between us and Intermeccanica, both Mr. Reisner and Intermeccanica have agreed that during the term of the JOA and for a period of 24 months after the end of the term of the JOA (the “Restricted Period”), neither Mr. Reisner nor Intermeccanica will, directly or indirectly, either individually or in conjunction with any other person or persons, partnership, corporation or trust (whether as employee, principal, agent, shareholder, consultant or in any other capacity whatsoever), carry on business as, be engaged by, or work for a business that competes with our business in Canada or the United States. Intermeccanica and Mr. Reisner further agreed that, during the Restricted Period, neither Intermeccanica nor Mr. Reisner will, without the prior written consent of us, either alone or jointly with or on behalf of any person or entity, directly or indirectly, solicit any person who, at the applicable time, is an employee or independent contractor of the Company for the purpose of inducing him, her or it to terminate his, her or its employment or contract for services with the Company. In the event of a breach of the JOA or a dispute under the JOA, Mr. Reisner may have a conflict of interests between his position as our Chief Operating Officer and his position as President of Intermeccanica. If such a conflict of interests arises, then Mr. Reisner will not be involved in any decision making process between our Company and Intermeccanica and our board of directors, at its sole discretion, may remove Mr. Reisner as our Chief Operating Officer.

Ed Theobald, General Manager

Mr. Theobald is a seasoned operational manager with over 40 years of experience in finance, industrial sales, construction, retail, and oil & gas industries. This experience includes 19 years as General Manager at Envirotest Canada. He also oversaw the operations of 16 automotive repair shops as Regional Manager of Speedy Glass.

Dr. Robert Tarzwell, Director

Dr. Tarzwell began his career as a psychiatrist at St. Paul’s Hospital in 2006. His experience and expertise led him to other clinical/consultant roles in medicine and academia, serving as external faculty member for Green College of the University of British Columbia, medical advisor for virtual healthcare application Medeo, and clinical assistant professor in the faculty of medicine at the University of British Columbia. Dr. Tarzwell is currently Clinical Director of Research for Mental Health at Lions Gate Hospital.

In addition to his background in academia and medicine, Dr. Tarzwell is an enthusiast of high tech industries, multimedia innovations, and race cars. He is an investor/advisor for a number of Vancouver-based start-ups, including Medeo, Hothead Games, EM, and Viewers Like You Productions.

Dr. Tarzwell holds a Bachelor’s Degree in English and Literature from Simon Fraser University, a Doctor of Medicine from the University of Manitoba, a Psychiatrist certification from the Royal College of Physicians of Canada at Dalhousie University, and a Nuclear Medicine certification from the Royal College of Physicians of Canada at the University of British Columbia.

Shaun Greffard, Director

Mr. Greffard is a management professional with over 20 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has been responsible for the profit and loss of Ledcor’s $80M+ Canadian telecommunications division and responsible for negotiating commercial and contractual terms for the largest P3 telecommunications deal in North America valued at close to $600M USD over a 3 year Design/Build contract and 30 year Operations contract. He was also responsible for negotiating numerous US contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. He has been responsible for conducting labour negotiations and transforming people, culture and corporate image after a prolonged labour dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Group. He is currently the Vice President of Strategic Projects at Ledcor Group.

Mr. Greffard holds a Masters in Business Administration from Royal Roads University.

Mark West, Vice-President, Sales & Dealerships

Mark West has over 25 years of experience directing and expanding operations in the highly competitive food and beverage industry. Mr. West was instrumental in the local and international growth of Blenz Coffee from 10 stores to over 70 stores in Canada and Asia. Mr. West was the President of Blenz Coffee from 2012 to 2016 and previously held the positions of President, Vice-President, Manager of Operations and Manager of Franchising from 1996 to 2007. Mr. West was the Vice-President and an owner of MyCup Coffee and Tea from 2008 to 2012.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Involvement in Certain Legal Proceedings

During the past ten years, Messrs. Jerry Kroll, Iain Ball, Henry Reisner, Kulwant Sandher, Ed Theobald, Shaun Greffard, Robert Tarzwell and Mark West have not been the subject of the following events:

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

(a)

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(b)	Engaging in any type of business practice; or

(c)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.

The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.

Was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.

Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(a)	Any Federal or State securities or commodities law or regulation; or

(b)

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2016 with respect to the Named Executive Officers. When determining the compensation arrangements for the Named Executive Officers, our Board of Directors acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors acting as the Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of the Company. The Board typically does not position executive pay to reflect a single percentile within the industry for each executive. Rathera, in determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under our Stock Option Plan.

The key features of these two primary components of compensation are discussed below:

1.        Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the EV industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2.        Stock Option Awards

The Company provides long-term incentives to Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. Our Board of Directors acting as the Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee intends to conduct a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative size to the Company. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of executive officers of the Company for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board.

The Compensation Committee is currently comprised of Jerry Kroll, Shaun Greffard and Robert Tarzwell, which is currently the entire Board of Directors.

The Compensation Committee’s responsibility will be to formulate and make recommendations to the directors of the Company in respect of compensation issues relating to directors and executive officers of the Company. Without limiting the generality of the foregoing, the Compensation Committee when formed will have the following duties:

(a)

to review the compensation philosophy and remuneration policy for executive officers of the Company and to recommend to the directors of the Company changes to improve the Company’s ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to directors of the Company;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the directors of the Company with respect to) the CEO’s compensation level based on such evaluation;

(d)

to recommend to the directors of the Company with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity- based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to the directors of the Company;

(e)

to administer the stock option plan approved by the directors of the Company in accordance with its terms including the recommendation to the directors of the Company of the grant of stock options in accordance with the terms thereof; and

(f)

to determine and recommend for the approval of the directors of the Company bonuses to be paid to executive officers and employees of the Company and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensat- ion ($)
					Annual Incentive Plan ($)	Long- term Incentive Plan ($)
Jerry Kroll(2) President and Chief Executive Officer	2016 2015	30,000 Nil	Nil Nil	887,605 287,847	Nil Nil	Nil Nil	Nil Nil	Nil Nil	917,605 287,847
Kulwant Sandher(3) Chief Financial Officer and Secretary	2016	31,000	Nil	Nil	Nil	Nil	Nil	Nil	31,000
Iain Ball(4) Vice-President, Finance	2016 2015	52,500 10,000	Nil Nil	87,958 11,851	Nil Nil	Nil Nil	Nil Nil	Nil Nil	140,458 21,851
Henry Reisner(5) Chief Operating Officer	2016 2015	53,000 Nil	Nil Nil	168,494 27,334	Nil Nil	Nil Nil	Nil Nil	Nil Nil	221,494 27,334
Ed Theobald(6) General Manager	2016 2015	45,000 Nil	Nil Nil	87,958 11,851	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 11,851
Mark West(7) Vice-President, Sales & Dealerships	2016	16,000	Nil	Nil	Nil	Nil	Nil	Nil	16,000

Notes:
(1)

The grant date fair values of the share option awards are determined using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2016.

(2)	Mr. Kroll was appointed the President and Chief Executive Officer of the Company on February 16, 2015, and served as the Secretary of the Company from June 11, 2015 to August 8, 2016.
(3)	Mr. Sandher was appointed CFO of the Company on June 15, 2016. Mr. Sandher was appointed as Secretary of the Company on August 8, 2016.
(4)	Mr. Ball was appointed Chief Financial Officer of the Company on June 4, 2015 and subsequently was appointed Vice-President, Finance of the Company on June 27, 2016.
(5)	Mr. Reisner was appointed Chief Operating Officer of the Company on February 16, 2015.
(6)	Mr. Theobald was appointed General Manager of the Company on February 16, 2015.
(7)	Mr. West was appointed Vice-President, Sales & Dealerships of the Company on November 1, 2016.

Executive Compensation Agreements

Jerry Kroll

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Jerry Kroll with a term expiring on July 1, 2019 (the “Kroll Agreement”).

The Kroll Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Kroll provides written notice not to renew the Kroll Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Kroll Agreement: (a) Mr. Kroll is appointed as our President and Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Kroll a monthly fee of $5,000; (c) grant to Mr. Kroll 45,000,000 stock options exercisable into 45,000,000 shares of common stock at an exercise price of $0.15 per share expiring on June 11, 2022 and 5,000,000 stock options exercisable into 5,000,000 shares of common stock at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Kroll Agreement); (d) provide Mr. Kroll with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Kroll under the Kroll Agreement without any notice or any payment in lieu of notice for just cause. Mr. Kroll may terminate his employment under the Kroll Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Kroll will terminate upon the death of Mr. Kroll. Upon the death or Mr. Kroll during the continuance of the Kroll Agreement, we will provide Mr. Kroll’s estate and, if applicable, Mr. Krolls’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Kroll Agreement without just cause, and provided that Mr. Kroll is in compliance with the relevant terms and conditions of the Kroll Agreement, we shall be obligated to provide a severance package to Mr. Kroll as follows: (a) a cash payment equating to an aggregate of 12 months of the then monthly fee, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (f) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Kroll may terminate his employment under the Kroll Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Kroll terminates his employment under the Kroll Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 24 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next six months from the effective date of termination assuming Mr. Kroll’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (b) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Iain Ball

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Iain Ball with a term expiring on July 1, 2019 (the “Ball Agreement”).

The Ball Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Ball provides written notice not to renew the Ball Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Ball Agreement: (a) Mr. Ball is appointed as our Vice-President, Finance and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Ball a monthly fee of $5,000; (c) grant to Mr. Ball 500,000 stock options exercisable into 500,000 shares of common stock at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 shares of common stock at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Ball Agreement); (d) provide Mr. Ball with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Ball under the Ball Agreement without any notice or any payment in lieu of notice for just cause. Mr. Ball may terminate his employment under the Ball Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Ball will terminate upon the death of Mr. Ball. Upon the death or Mr. Ball during the continuance of the Ball Agreement, we will provide Mr. Ball’s estate and, if applicable, Mr. Balls’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Ball as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Ball Agreement without just cause, and provided that Mr. Ball is in compliance with the relevant terms and conditions of the Ball Agreement, we shall be obligated to provide a severance package to Mr. Ball as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (f) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Ball may terminate his employment under the Ball Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Ball terminates his employment under the Ball Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next six months from the effective date of termination assuming Mr. Ball’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (b) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Ed Theobald

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Edward Theobald with a term expiring on July 1, 2019 (the “Theobald Agreement”).

The Theobald Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Theobald provides written notice not to renew the Theobald Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Theobald Agreement: (a) Mr. Theobald is appointed as our General Manager and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Theobald a monthly fee of $5,000; (c) grant to Mr. Theobald 500,000 stock options exercisable into 500,000 shares of common stock at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 shares of common stock at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Theobald Agreement); (d) provide Mr. Theobald with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Theobald under the Theobald Agreement without any notice or any payment in lieu of notice for just cause. Mr. Theobald may terminate his employment under the Theobald Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Theobald will terminate upon the death of Mr. Theobald. Upon the death or Mr. Theobald during the continuance of the Theobald Agreement, we will provide Mr. Theobald’s estate and, if applicable, Mr. Theobalds’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Theobald Agreement without just cause, and provided that Mr. Theobald is in compliance with the relevant terms and conditions of the Theobald Agreement, we shall be obligated to provide a severance package to Mr. Theobald as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (f) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Theobald may terminate his employment under the Theobald Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Theobald terminates his employment under the Theobald Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next six months from the effective date of termination assuming Mr. Theobald’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (b) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Kulwant Sandher

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Hurricane Corporate Services Ltd. (“Hurricane Corp.”), Mr. Sandher’s services corporation, with a term expiring on July 1, 2019 (the “Sandher Agreement”).

The Sandher Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Hurricane Corp. provides written notice not to renew the Sandher Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Sandher Agreement: (a) through Hurricane Corp, Mr. Sandher is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Hurricane Corp. a monthly fee of $5,000; (c) grant to Hurricane Corp. and/or Mr. Sandher as soon as reasonably practicable after the effective date of the Sandher Agreement stock options to purchase a certain number of shares of common stock on terms reasonably consistent with our other recent executive officers; (d) provide Hurricane Corp. and/or Mr. Sandher with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the engagement of Hurricane Corp. under the Sandher Agreement without any notice or any payment in lieu of notice for just cause. Hurricane Corp. may terminate its engagement under the Sandher Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The engagement of Hurricane Corp. will terminate upon the death of Mr. Sandher. Upon the death or Mr. Sandher during the continuance of the Sandher Agreement, we will provide Mr. Sandher’s estate and, if applicable, Mr. Sandher’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Hurricane Corp.; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Sandher’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Sandher Agreement without just cause, and provided that Hurricane Corp. is in compliance with the relevant terms and conditions of the Sandher Agreement, we shall be obligated to provide Hurricane Corp. with the following: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Hurricane Corp.; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (f) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow the Executive and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Hurricane Corp. may terminate its engagement under the Sandher Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Hurricane Corp. terminates its engagement under the Sandher Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Hurricane Corp.; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next six months from the effective date of termination assuming Hurricane Corp.’s engagement was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (b) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Hurricane Corp. and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Henry Reisner

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Henry Reisner with a term expiring on July 1, 2019 (the “Resiner Agreement”).

The Reisner Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Reisner provides written notice not to renew the Reisner Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Reisner Agreement: (a) Mr. Reisner is appointed as our Vice-President, Finance and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Reisner a monthly fee of $5,000; (c) grant to Mr. Reisner 1,250,000 stock options exercisable into 1,250,000 shares of common stock at an exercise price of $0.15 per share expiring on August 13, 2022 and 1,250,000 stock options exercisable into 1,250,000 shares of common stock at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Reisner Agreement); (d) provide Mr. Reisner with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Reisner under the Reisner Agreement without any notice or any payment in lieu of notice for just cause. Mr. Reisner may terminate his employment under the Reisner Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Reisner will terminate upon the death of Mr. Reisner. Upon the death or Mr. Reisner during the continuance of the Reisner Agreement, we will provide Mr. Reisner’s estate and, if applicable, Mr. Reisner’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Reisner; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Reisner’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Reisner Agreement without just cause, and provided that Mr. Reisner is in compliance with the relevant terms and conditions of the Reisner Agreement, we shall be obligated to provide a severance package to Mr. Reisner as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Reisner; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (f) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Reisner may terminate his employment under the Reisner Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Reisner terminates his employment under the Reisner Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. Reisner; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next six months from the effective date of termination assuming Mr. Reisner’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (b) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mark West

On November 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Mark West with a term expiring on November 1, 2019 (the “West Agreement”).

The West Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. West provides written notice not to renew the West Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the West Agreement: (a) Mr. West is appointed as our Vice-President, Sales & Dealerships and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. West an initial monthly fee of $4,000 for the month of November 2016, and thereafter a monthly fee of $12,000; (c) pay Mr. West a commission of $10,000 for each and every dealership which is officially opened, which was directly sourced and completed by Mr. West and which is established under an authorization to sell and distribute our goods and services in a particular area; (c) grant to Mr. West as soon as reasonably practicable after the effective date of the West Agreement stock options to purchase a certain number of Common Shares on terms reasonably consistent with our other recent executive officers; (d) provide Mr. West with individual benefits of up to $10,000 per annum as a car allowance and up to $5,000 per annum as an education allowance (the “Individual Benefits”); (e) provide Mr. West with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (f) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. West under the West Agreement without any notice or any payment in lieu of notice for just cause. Mr. West may terminate his employment under the West Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. West will terminate upon the death of Mr. West. Upon the death or Mr. West during the continuance of the West Agreement, we will provide Mr. West’s estate and, if applicable, Mr. West’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) any outstanding commissions, less any required statutory deductions, if any; (c) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. West; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. West as at the effective date of termination; and (f) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. West’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the West Agreement without just cause, and provided that Mr. West is in compliance with the relevant terms and conditions of the West Agreement, we shall be obligated to provide a severance package to Mr. West as follows: (a) if the effective date of termination occurs within the first year of the West Agreement, a cash payment equating to an aggregate of nine month’s base salary, less any required statutory deductions, if any; (b) if the effective date of termination occurs after the first year but before November 1, 2019, a cash payment equating to an aggregate of twelve month’s base salary, less any required statutory deductions, if any; (c) if the effective date of termination occurs after November 1, 2019 and during any renewal period during the continuance of the West Agreement, a cash payment equating to the greater of (i) twelve month’s base salary, less any required statutory deductions, if any, and (ii) $100,000; (d) any outstanding commissions, less any required statutory deductions, if any; (e) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. West; (f) the present value, as determined by us, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (g) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (h) any outstanding vacation pay as at the effective date of termination; (i) any outstanding expenses owing to Mr. West as at the effective date of termination; (j) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (k) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (l) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. West may terminate his employment under the West Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. West terminates his employment under the West Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) any outstanding commissions, less any required statutory deductions, if any; (iii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. West; (iv) the present value, as determined by us, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then currently level of Individual Benefits were continued for that six months; (v) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (vi) any outstanding vacation pay as at the effective date of termination; (vii) any outstanding expenses owing to Mr. West as at the effective date of termination; (b) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (c) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (d) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Stock Option Plans and Stock Options

The following table sets forth, as at December 31, 2016, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Equity compensation plans not approved by securityholders	56,175,000	$0.19	3,825,000
Total	56,175,000		3,825,000

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted the 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 60,000,000 shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2016 there were 56,175,000 outstanding options under the Stock Option Plan leaving an additional 3,825,000 options to acquire shares of common stock that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three (3) months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability; or (iv) the expiration of three (3) months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six (6) months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

Outstanding Option-based Awards for Named Executive Officers

The following table reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2016. The Company does not have any other equity incentive plans other than its Stock Option Plan. As of the date hereof there are no share based award plans for any of the directors or the named executive officers of the Company:

Named Executive Officer	Option–based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Jerry Kroll President and Chief Executive Officer	45,000,000 5,000,000	$0.15 $0.40	June 11, 2022 Dec. 9, 2022	15,093,750
Kulwant Sandher Chief Financial Officer and Secretary	Nil	Nil	Nil	Nil
Iain Ball Vice-President, Finance	500,000 750,000	$0.15 $0.40	Aug. 13, 2022 Dec. 9, 2022	254,167
Henry Reisner Chief Operating Officer	1,250,000 1,250,000	$0.15 $0.40	Aug. 13, 2022 Dec. 9, 2022	541,667
Ed Theobald General Manager	500,000 750,000	$0.15 $0.40	Aug. 13, 2022 Dec. 9, 2022	254,167
Mark West Vice-President, Sales & Dealerships	Nil	Nil	Nil	Nil

Notes:
(1)

This column contains the aggregate value of in-the-money unexercised vested options as at December 31, 2016, calculated based on the difference between the last price that shares were sold by the Company pursuant to a private placement, which was $1.00, and the exercise price of the options, multiplied by the number of options that have vested.

Incentive Plan Awards

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2016. The only incentive award plan of the Company during such fiscal year was the Stock Option Plan:

Named Executive Officer	Option-based Awards – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)
Jerry Kroll President and Chief Executive Officer	15,093,750	Nil
Kulwant Sander Chief Financial Officer and Secretary	Nil	Nil
Iain Ball Vice-President, Finance	254,167	Nil
Henry Reisner Chief Operating Officer	541,667	Nil
Ed Theobald General Manager	254,167	Nil
Mark West Vice-President, Sales & Dealerships	Nil	Nil

Notes:
(1)

The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the last price that shares were sold by the Company pursuant to a private placement on the vesting date and the exercise price of the options.

Director Compensation for Fiscal 2016

The Board of Directors acting as the Compensation Committee assesses the appropriate level of remuneration for the directors and officers of the Company. The Board as a whole makes the final determination in respect of compensation matters. Remuneration is assessed and determined by taking into account such factors as the size of the Company and the level of compensation earned by directors and officers of companies of comparable size and industry.

The only arrangements the Company has, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts for the financial year ended December 31, 2016, are through the issuance of stock options. The number of options to be granted from time to time is determined by the Board in its discretion.

During the fiscal year ended December 31, 2016, there were three directors, Jerry Kroll, Shaun Greffard and Robert Tarzwell. Mr. Kroll whose compensation information is reported in the Summary Compensation Table for Named Executive Officers above.

The Company reimburses out-of-pocket costs that are incurred by the directors. Neither the Company nor any of its subsidiaries has entered into a service contract with any director providing for benefits upon termination of office.

Outstanding Option-based Awards

The following table shows all option-based awards for each director of the Company outstanding as at December 31, 2016. The Company does not have any equity incentive plan other than the Stock Option Plan.

Name of Director	Option–based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Jerry Kroll	45,000,000 5,000,000	$0.15 $0.40	June 11, 2022 Dec. 9, 2022	15,093,750
Shaun Greffard	50,000 25,000	$0.15 $0.40	Aug. 13, 2022 Dec. 9, 2022	17,917
Robert Tarzwell	25,000	$0.15	Aug. 13, 2022	7,083

Notes:
(1)

This column contains the aggregate value of in-the-money unexercised vested options as at December 31, 2016, which no options have vested as of such date, calculated based on the difference between the last price that shares were sold by the Company pursuant to a private placement, which was $1.00, and the exercise price of the options, multiplied by the number of options that have vested.

Incentive Plan Awards – Value Vested or Earned

During the fiscal year ended December 31, 2016, there were three directors. Mr. Kroll’s incentive plan awards are reported in the Summary Compensation Table for Named Executive Officers above and Mr. Greffard’s and Mr. Tarzwell’s option awards are reported above.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

C. Board Practices

Each director of our Company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our board of directors is to elect our officers and each officer is to serve until his successor is elected and qualified or until his or her death, resignation or removal.

Director Independence

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

  Shaun Greffard; and

  Robert Tarzwell.

Audit Committee and Financial Expert

Our Audit Committee consists of Jerry Kroll, Shaun Greffard and Robert Tarzwell. Messrs. Greffard and Tarzwell are independent under the listing standards regarding “independence” of the NYSE MKT Equities Exchange. Mr. Kroll is not independent as he is our Chief Executive Officer.

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the corporation’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. Each of Messrs. Greffard and Tarzwell are also considered independent within the meaning of NI 52-110.

The Audit Committee is mandated to monitor the audit and preparation of our financial statements and to review and recommend to the Board of Directors all financial disclosure contained in our public documents. The Audit Committee is also mandated to recommend to the Board of Directors the external auditors to be nominated for appointment by the Board, to set the compensation for the external auditors, to provide oversight of the external auditors, and to ensure that the external auditors report directly to the Audit Committee. The Audit Committee also approves in advance any permitted services to be provided by the external auditors which are not related to the audit.

Our Company provides appropriate funding as determined by the Audit Committee to permit the Audit Committee to perform its duties and to compensate its advisors. The Audit Committee, at its discretion, has the authority to initiate special investigations, and if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Audit Committee to fulfill its duties.

The Audit Committee operates pursuant to a written charter, a copy of which is included as an exhibit to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016.

Our Audit Committee Financial Expert is Robert Tarzwell.

Other Board Committees

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates under a written charter approved by the Board, a copy of which is included as an exhibit to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016. The Nominating and Corporate Governance Committee is comprised of Jerry Kroll, Shaun Greffard and Robert Tarzwell. Mr. Tarzwell is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for developing an appropriate approach to corporate governance issues and compliance with governance rules. The Nominating and Corporate Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and, when appropriate, with maintaining a list of potential candidates for Board membership and interviewing potential candidates for Board membership.

Our Board of Directors has established a Compensation Committee that operates under a written charter approved by the Board, a copy of which is included as an exhibit to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016. The Compensation Committee is comprised of Jerry Kroll, Shaun Greffard and Robert Tarzwell. Mr. Greffard is the Chairman of the Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other employees, a copy of which is included as an exhibit to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016.

D. Employees

As of December 31, 2016, we employed a total of 14 full-time and 2 part-time people at our principal executive offices in Vancouver, British Columbia. None of our employees are covered by a collective bargaining agreement.

The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	7
Sales & Marketing	2
General & Administration	2
Executives	5

E. Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Jerry Kroll	17,175,000(2)	40.40%	40.40%	56.62%	56.62%
Kulwant Sandher	Nil	Nil	Nil	*	*
Iain Ball	62,500	*	*	1.16%	1.16%
Henry Reisner	6,050,000(3)	14.23%	14.23%	7.19%	7.19%

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Ed Theobald	500,000	1.18%	1.18%	1.47%	1.47%
Shaun Greffard	Nil	Nil	Nil	*	*
Robert Tarzwell	375,000(4)	*	*	*	*
Mark West	15,500	*	*	*	*

Notes:
(*)	means less than 1%.
(1)	“Fully diluted basis” means with the exercise of all warrants and options.
(2)

This figure consists of (i) 7,175,000 shares of common stock registered directly to Jerry Kroll and (ii) 10,000,000 shares of common stock registered to Ascend Sportmanagement Inc., which Mr. Kroll has discretionary voting and investment authority over securities held by Ascend Sportmanagement Inc.,

(3)

This figure consists of (i) 4,750,000 shares of common stock registered directly to Henry Reisner, (ii) 1,050,000 shares of common stock held of record by Mr. Reisner’s wife, (iii) 250,000 shares of common stock held of record by Mr. Reisner’s daughter

(4)

This figure consists of (i) 187,500 shares of common stock registered directly to Robert Tarzwell, (ii) 187,500 shares of common stock held of record by Robert Tarzwell M.D. Inc., which Mr. Tarzwell has discretionary voting and investment authority over such securities

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment Date	Expiration Date	Exercise Price (CAD Dollar)(1)	Vesting Details	Total (2)
Jerry Kroll	President and Chief Executive Officer	Jun. 11, 2015 Dec. 9, 2015 Feb. 17, 2017	Jun. 11, 2022 Dec. 9, 2022 Feb. 17, 2024	$0.15 $0.40 $1.00	(3) (3) (4)	45,000,000
Kulwant Sandher	Chief Financial Officer and Secretary	Feb. 17, 2017	Feb. 17, 2024	$1.00	(5)	250,000
Iain Ball	Vice-President, Finance	Aug. 13, 2015 Dec. 9, 2015 Feb. 17, 2017	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2024	$0.15 $0.40 $1.00	(3) (3) (4)	500,000 750,000 10,000
Henry Reisner	Chief Operating Officer	Aug. 13, 2015 Dec. 9, 2015	Aug. 13, 2022 Dec. 9, 2022	$0.15 $0.40	(3) (3)	16,667 60,667

		Feb. 17, 2017	Feb. 17, 2017	$1.00	(4)
Ed Theobald	General Manager	Aug. 13, 2015 Dec. 9, 2015 Feb. 17, 2017	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2017	$0.15 $0.40 $1.00	(3) (3) (4)	500,000 750,000 10,000
Shaun Greffard	Director	Aug. 13, 2015 Dec. 9, 2015 Feb. 17, 2017	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2017	$0.15 $0.40 $1.00	(3) (3) (4)	50,000 25,000 250,000
Robert Tarzwell	Director	Aug. 13, 2015 Feb. 17, 2017	Aug. 13, 2022 Feb. 17, 2017	$0.15 $1.00	(3) (4)	25,000 5,000
Mark West	Vice-President, Sales & Dealerships	Feb. 17, 2017	Feb. 17, 2024	$1.00	(6)	225,000

Notes:
(1)	The exercise prices of employee stock options are set in CAD Dollars.
(2)	Each stock option may be exercised to purchase one of our common shares at the exercise price.
(3)	These stock options vest as to 25% on the first anniversary and the remaining 75% in 36 equal monthly installments commencing on the first anniversary.
(4)	These stock options vest as to 25% on the first anniversary and the remaining 75% in 36 equal monthly installments commencing one month after the first anniversary.
(5)	These stock options vest as to 25% on July 1, 2017 and the remaining 75% in 36 equal monthly installments commencing August 1, 2017.
(6)	These stock options vest as to 25% on November 1, 2017 and the remaining 75% in 36 equal monthly installments commencing December 1, 2017.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Jerry Kroll	President, CEO and Director	Jun. 15, 2015 Jan. 26, 2016	Jun. 15, 2020 Jan. 26, 2021	$0.40 $1.00	50,000 125,000
Iain Ball	Vice-President, Finance	Aug 19, 2015	Aug. 19, 2020	$1.00	62,500
Robert Tarzwell	Director	Jun. 26, 2015	Jun. 26, 2020	$0.40	375,000(1)
Mark West	Vice-President, Sales & Dealerships	Dec. 1, 2015	Dec. 1, 2020	$1.00	15,500

Notes:
(1)	Mr. Tarzwell hold 187,500 warrants directly and 187,500 warrants registered to Robert Tarzwell M.D. Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 25, 2017 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of common stock.

Name and Municipality of Residence	Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Directors and Executive Officers:
Jerry Kroll Vancouver, BC, Canada President, CEO and Director	42,766,665 (3)	62.8%
Iain Ball Vancouver, BC, Canada Vice-President, Finance	662,451 (4)	1.5%
Henry Reisner Vancouver, BC, Canada COO	7,143,738(5)	16.4%
Kulwant Sandher Vancouver, BC, Canada CFO	Nil	Nil
Ed Theobald Vancouver, BC, Canada General Manager	1,036,451(6)	2.4%
Shaun Greffard Surrey, BC, Canada Director	33,841(7)	*
Robert Tarzwell Vancouver, BC, Canada Director	761,430(8)	1.8%
Mark West Vancouver, BC, Canada Vice-President, Sales & Dealerships	31,000(9)	*
Directors and Executive Officers as a Group (Seven Persons)	52,435,576(10)	74.1%

Name and Municipality of Residence	Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Other 5% or more Shareholders:
Megan Martin Shareholder	5,400,000 (11)	11.9%
Yuan Sheng Zhang Shareholder	5,400,000(12)	11.9%
Cheng Qun Sang Shareholder	4,000,000(13)	9.0%
Unison International Holdings Ltd. Shareholder	6,400,000(14)	13.8%
Zongshen (Canada) Environtech Ltd. Shareholder	5,600,000 (15)	12.4%

Notes:
*	Less than 1%.
(1)

Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on April 25, 2017.

(2)	The percentage is calculated based on 42,516,587 common shares that were outstanding as of April 25, 2017.
(3)

This figure consists of (i) 7,175,000 shares of common stock registered directly to Jerry Kroll, (ii) 10,000,000 shares of common stock registered to Ascend Sportmanagement Inc., which Mr. Kroll has discretionary voting and investment authority over securities held by Ascend Sportmanagement Inc., (iii) 175,000 shares of common stock issuable upon exercise of warrants registered directly to Mr. Kroll, (iv) 23,333,333 stock options to purchase 23,333,333 shares of our common stock which have vested, and (v) 2,083,332 stock options to purchase 2,083,332 shares of our common stock which will vest within 60 days of April 25, 2017.

(4)

This figure consists of (i) 62,500 shares of common stock registered directly to Iain Ball, (ii) 62,500 shares of common stock issuable upon exercise of warrants registered directly to Mr. Ball, (iii) 484,369 stock options to purchase 484,369 shares of our common stock which have vested, and (iv) 52,082 stock options to purchase 52,082 shares of our common stock which will vest within 60 days of April 25, 2017.

(5)

This figure consists of (i) 4,750,000 shares of common stock registered directly to Henry Reisner, (ii) 1,050,000 shares of common stock held of record by Mr. Reisner’s wife, (iii) 250,000 shares of common stock held of record by Mr. Reisner’s daughter, (iv) 989,574 stock options to purchase 989,574 shares of our common stock which have vested, and (v) 104,164 stock options to purchase 104,164 shares of our common stock which will vest within 60 days of April 25, 2017.

(6)

This figure consists of (i) 500,000 shares of common stock registered directly to Ed Theobald, (ii) 484,369 stock options to purchase 484,369 shares of our common stock which have vested, and (iii) 52,082 stock options to purchase 52,082 shares of our common stock which will vest within 60 days of April 25, 2017.

(7)

This figure consists of (i) 30,719 stock options to purchase 30,719 shares of our common stock which have vested, and (v) 3,122 stock options to purchase 3,122 shares of our common stock which will vest within 60 days of April 25, 2017.

(8)

This figure consists of (i) 187,500 shares of common stock registered directly to Robert Tarzwell, (ii) 187,500 shares of common stock held of record by Robert Tarzwell M.D. Inc., which Mr. Tarzwell has discretionary voting and investment authority over such securities, (iii) 187,500 shares of common stock issuable upon exercise of warrants registered directly to Mr. Tarzwell, (iv) 187,500 shares of common stock issuable upon exercise of warrants held of record by Robert Tarzwell M.D. Inc., (v) 10,390 stock options to purchase 10,390 shares of our common stock which have vested, and (vi) 1,040 stock options to purchase 1,040 shares of our common stock which will vest within 60 days of April 25, 2017.

(9)	This figure consists of (i) 15,500 shares of common stock registered directly to Mark West, and (ii) 15,500 shares of common stock issuable upon exercise of warrants registered directly to Mr. West.
(10)

This figure consist of (i) 24,178,000 shares of common stock, (ii) 628,000 shares of common stock issuable upon exercise of warrants, (iii) 25,332,754 stock options to purchase 25,332,754 shares of our common stock which have vested, and (iv) 2,295,822 stock options to purchase 2,295,822 shares of our common stock which will vest within 60 days of April 25, 2017.

(11)

This figure consists of (i) 1,250,000 shares of common stock registered directly to Megan Martin, (ii) 1,250,000 shares of common stock held of record by Ms. Martin’s husband, Yuan Sheng Zhang, (iii) 200,000 shares of common stock held of record by Ms. Martin’s son, Bo Hong Zhang, (iv) 1,250,000 shares of common stock issuable upon exercise of warrants registered directly to Ms. Martin, (v) 1,250,000 shares of common stock issuable upon exercise of warrants held of record by Ms. Martin’s husband, and (vi) 200,000 shares of common stock issuable upon exercise of warrants held of record by Ms. Martin’s son.

(12)

This figure consists of (i) 1,250,000 shares of common stock registered directly to Yuan Sheng Zhang, (ii) 1,250,000 shares of common stock held of record by Mr. Zhang’s wife, Megan Martin, (iii) 200,000 shares of common stock held of record by Mr. Zhang’s son, Bo Hong Zhang, (iv) 1,250,000 shares of common stock issuable upon exercise of warrants registered directly to Mr. Zhang, (v) 1,250,000 shares of common stock issuable upon exercise of warrants held of record by Mr. Zhang’s wife, and (vi) 200,000 shares of common stock issuable upon exercise of warrants held of record by Mr. Zhang’s son.

(13)

This figure consists of (i) 2,000,000 shares of common stock registered directly to Cheng Qun Sang and (ii) 2,000,000 shares of common stock issuable upon exercise of warrants registered directly to Cheng Qun Sang.

(14)

This figure consists of (i) 2,400,000 shares of common stock registered to Unison International Holdings Ltd. and (ii) 4,000,000 shares of common stock issuable upon exercise of warrants registered to Unison International Holdings Ltd. Mr. Ming Zhang is the President of Unison International Holdings Ltd. and has discretionary voting and investment authority over securities held by Unison International Holdings Ltd.

(15)

This figure consists of (i) 2,800,000 shares of common stock registered to Zongshen (Canada) Environtech Ltd. and (ii) 2,800,000 shares of common stock issuable upon exercise of warrants registered to Zongshen (Canada) Environtech Ltd. Mr. Daxue Zhang is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd.

The information as to shares beneficially owned or controlled or directed, directly or indirectly, not being within our knowledge, has been furnished by the officers and directors.

As at April 25, 2017, there were approximately 86 holders of record of our shares of common stock.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

B. Related Party Transactions

Jerry Kroll

From February 16, 2015 to November 13, 2015, Mr. Jerry Kroll, our President, CEO and director provided us with a loans in the aggregate amount of $185,000. These loans were unsecured, non-interest bearing, and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in the accounting records of the Company. On January 20, 2016 we repaid $135,000 of these loans and $50,000 was repaid through the issuance of 125,000 post-subdivision units at a price of $0.40 per unit.

On February 16, 2015, Mr. Kroll acquired 7,000,000 Common Shares and Ascend Sportmanagement Inc., a corporation under the control and direction of Mr. Kroll, acquired 10,000,000 Common Shares at a price of $0.0002 per Common Share pursuant to a private placement. In addition, on June 15, 2015, Mr. Kroll acquired 50,000 units at a price of $0.20 per unit pursuant to a private placement. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $0.40 per Common Share until June 15, 2020. Furthermore, on January 22, 2016, Mr. Kroll acquired 125,000 units at a price of $0.40 per unit pursuant to a private placement. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $1.00 per Common Share until January 22, 2021.

On June 11, 2015 we granted 45,000,000 stock options to Mr. Kroll having an exercise price of $0.15 per Common Share until June 11, 2022. In addition, on December 9, 2015 we granted 5,000,000 stock options to Mr. Kroll having an exercise price of $0.40 per Common Share until December 9, 2022.

Henry Reisner

On February 16, 2015, Mr. Henry Reisner acquired 4,750,000 Common Shares at a price of $0.0002 per Common Share pursuant to a private placement. Mr. Reisner’s wife and daughter acquired 1,050,000 Common Shares and 250,000 Common Shares, respectively, at a price of $0.0002 per Common Share pursuant to a private placement.

On July 15, 2015, as amended on September 19, 2016, we entered into a Joint Operating Agreement with Intermeccanica International Inc. and Henry Reisner, our Chief Operating Officer, which is comprised of three underlying agreements, each of which are discussed in more detail below. See “Material Agreements”.

On August 13, 2015, we granted 1,250,000 stock options to Mr. Reisner having an exercise price of $0.15 per Common Share until August 13, 2022. In addition, on December 9, 2015, we granted 1,250,000 stock options to Mr. Reisner having an exercise price of $0.40 per Common Share until December 9, 2022.

Iain Ball

On August 13, 2015, we granted 500,000 stock option to Mr. Iain Ball having an exercise price of $0.15 per Common Share until August 13, 2022. In addition on December 9, 2015, we granted 750,000 stock options to Mr. Ball having an exercise price of $0.40 per Common Share until December 9, 2022.

On August 19, 2015, Mr. Iain Ball acquired 62,500 units at a price of $0.40 per unit. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $1.00 per Common Share until August 19, 2020.

Ed Theobald

On February 16, 2015, Mr. Ed Theobald acquired 500,000 Common Shares at a price of $0.0002 per Common Share pursuant to a private placement.

On August 13, 2015, we granted 500,000 stock options to Mr. Theobald having an exercise price of $0.15 per Common Share until August 13, 2022. In addition on December 9, 2015, we granted 750,000 stock options to Mr. Theobald having an exercise price of $0.40 per Common Share until December 9, 2022.

Shaun Greffard

On August 13, 2015, we granted 50,000 stock options to Mr. Shaun Greffard having an exercise price of $0.15 per Common Share until August 13, 2022. In addition on December 9, 2015, we granted 25,000 stock options to Mr. Greffard having an exercise price of $0.40 per Common Share until December 9, 2022.

Robert Tarzwell

On June 26, 2015, Mr. Robert Tarzwell acquired 187,500 units and Robert Tarzwell M.D. Inc., a corporation under the control and direction of Mr. Tarzwell, acquired 187,500 units at a price of $0.20 per unit. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $0.40 per Common Share until June 26, 2020.

On August 13, 2015, we granted 25,000 stock options to Mr. Tarzwell having an exercise price of $0.15 per Common Share until August 13, 2022.

Mark West

On December 1, 2015, Mr. Mark West acquired 15,500 units at a price of $0.40 per unit. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $1.00 per Common Share until December 1, 2020.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the year ended December 31, 2016 and for the period from inception to December 31, 2015 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Dale Matheson Carr-Hilton Labonte LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

None of our securities are traded on any stock exchange or stock quotation system in the United States or elsewhere.

B. Plan of Distribution

Not Applicable.

C. Markets

Not Applicable.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our charter documents consist of our Notice of Articles and our Articles. Our corporation number, as assigned by the British Columbia Registry Services, is BC1027632.

Remuneration of Directors

Our directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

Number of Directors

According to Article 11.1 of our Articles, the number of directors, excluding additional directors appointed under Article 12.7 is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)	if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

Directors

Our directors are elected annually at each annual meeting of our Company’s shareholders. Our Articles provide that the Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors at the expiration of the last annual meeting of our Company’s shareholders.

Our Articles provide that our directors may from time to time on behalf of our Company, without shareholder approval:

•	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

•

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

•	if the Company is authorized to issue shares of a class of shares with par value:

	o	decrease the par value of those shares;

	o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

	o	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value; or

	o	consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;

•	subdivide all or any of its unissued or fully paid issued shares without par value;

•	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

•	alter the identifying name of any of its shares;

•	consolidate all or any of its unissued or fully paid issued shares without par value;

•	otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act (British Columbia);

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; or

•	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Our Articles also provide that, the Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the Business Corporations Act (British Columbia) and our Articles to be present at the meeting and to have agreed to participate in that manner.

Our Articles provide that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

Our Articles do not restrict: (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the Business Corporations Act (British Columbia) generally requires a director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the British Columbia Supreme Court may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to the Company for any profit or gain realized on it, or both); or (ii) our directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Our Articles do not set out a mandatory retirement age for our directors. Our directors are not required to own securities of our Company in order to serve as directors.

Authorized Capital

Our Notice of Articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value, which have special rights or restrictions.

Rights, Preferences and Restrictions Attaching to Our Shares

The Business Corporations Act (British Columbia) provides the following rights, privileges, restrictions and conditions attaching to our common shares:

  to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

  subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company; and

  subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Our preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The provisions in our Articles attaching to our common shares and our preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares and two-thirds of the preferred shares, as applicable.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) a general meetings of shareholders must be held in British Columbia, or may be held at a location outside British Columbia since our Articles do not restrict our Company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is approved by ordinary resolution, or the location for the meeting is approving in writing by the British Columbia Registrar of Companies before the meeting is held; (ii) directors must call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than two months or by less than 21 days the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the British Columbia Supreme Court may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to Article 8.20 of our Articles, a shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in Article 8.20 of our Articles shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a matter contemplated by Article 8.20 of our Articles:

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)	the meeting shall be deemed to be help at the location specified in the notice of the meeting.

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

C. Material Contracts

The following summary of our material agreements, all of which have been previously filed with the SEC, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

Joint Operating Agreement

On July 15, 2015, we entered into a Joint Operating Agreement among Intermeccanica International Inc. (“Intermeccanica”) and Henry Reisner, which has been amended by an Amending Agreement to Joint Operating Agreement on September 19, 2016, whereby the Joint Operating Agreement is comprised of three underlying agreements, a lease agreement, a product assembly agreement and a buy-out agreement, each of which are discussed in more detail below. The Joint Operating Agreement will automatically terminate upon the completion of the purchase and sale of the issued and outstanding Intermeccanica shares pursuant to the Call Option (as defined below in the Buy-Out Agreement). Otherwise, this Joint Operating Agreement may only be terminated by written agreement of us and Intermeccanica, unless otherwise provided for. Upon termination, we will be liable for the costs associated with the completion of any Assembled Products in process, along with costs and expenses incurred, accrued or paid by Intermeccanica in connection with the production of such Assembled Products up to and including the date of termination. Promptly after termination, other than pursuant to the Call Option, the parties shall take all commercially reasonable actions necessary to wind up the activities of the joint operation

Lease Agreement

Intermeccanica intends to enter into a lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) in order to lease the premises referred to as the “Leased Premises” located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, and sublease half of the floor area to our Company. However, on July 15, 2015, Intermeccanica and our Company have jointly leased the Leased Premises. The term of the lease will be 60 months commencing November 1, 2015. We will pay half of the lease costs, including fees, taxes, and other charges associated with occupancy, to a maximum amount of $4,000 per month or $48,000 per year, paid in equal monthly installments. We will provide additional payment for any additional expenses incurred by Intermeccanica and us pursuant to the lease. Beginning August 1, 2015, we will also pay 25% of the costs associated with Intermeccanica’s existing lease at 39 Braid Street, New Westminster, British Columbia, Canada. We will also advance $10,000 (and whatever else is reasonably agreed upon mutually) to Intermeccanica prior to occupancy, which will be used for improvement costs. We are not able to sublease the premises.

Product Assembly Agreement

Intermeccanica will be the sole assembler of all Assembled Products (assembled and produced electric vehicles and automotive-related products), and won’t assemble products for any competitor of our Company. Intermeccanica will have five business days from the delivery of each purchase order for Assembled Products to accept or reject, and in the case of rejection we will be able to get the Assembled Products assembled by someone else. This must be completed in the time frame specified by any purchase orders. The Assembled Products will be assembled on a cost-plus basis, with a margin to be established at the time of production upon the mutual agreement of the parties, acting reasonably (plus all applicable taxes). Payment for the total cost of production of an Assembled Product will be due 30 days after an invoice is sent, regardless of the final sale of any Assembled Product to a consumer.

We may terminate this Product Assembly Agreement with 90 days’ prior written notice to Intermeccanica, in which case we will pay to Intermeccanica $1,000 for every production vehicle sold by Electrameccanica, or its subsidiaries, if any, during the 18 months immediately following the termination, up to a maximum amount of $500,000, which shall be paid on a monthly basis. Intermeccanica is also able to terminate this Product Assembly Agreement with 90 days’ prior written notice, in which case Intermeccanica will deliver to us any Assembled Products in progress at the time, along with any product design materials associated with any Assembled Products.

Buy-Out Agreement (merger)

Provided that the filing of this registration statement on Form F-1 with the SEC is effective and our shares of common stock are posted for trading on the OTCQB market operated by the OTC Markets Group Inc. (the “Public Listing”), at any time during the two year period immediately following the completion by us of the Public Listing (the “Call Option Period”), we shall have the right to purchase all (but not less than all) of Intermeccanica’s issued and outstanding shares (the “Call Option”) from the holders of such shares (the “Vendors”). However, the Call Option is subject to the payment of $100,000 by us to Intermeccanica if we have not exercised the Call Option within 12 months of the commencement of the Call Option Period, and the payment of another $100,000 by us to Intermeccanica if we have not exercised the Call Option within 24 months of the commencement of the Call Option Period, which, together with all prior payments to Intermeccanica, will be considered the then payment by us of liquidated damages to Intermeccanica for our failure to exercise our Call Option during the Call Option Period. For clarity, the Call Option Period terminates after 24 months from the date our shares of common stock are first traded on the OTCQB. The Call Option may be exercised by us by delivering a written notice to the other parties within the Call Option Period. The parties acknowledge that the Call Option shall operate as an option only and that nothing shall require or entitle us to exercise or compel the exercise of the Call Option. The exercise of the Call Option shall be irrevocable once made.

The purchase price will be the greater of $5,000,000 and the sum of (i) the book value of Intermeccanica’s assets, which will be determined by an independent chartered business valuator if the parties are unable to agreement upon the book value; and (ii) the weighted dollar value average closing price of our shares of common stock for the 20 trading days immediately preceding the date the Call Option was exercised (the “Exercise Date”) multiplied by the number of our issued and outstanding shares of common stock, including outstanding vested stock options, as at the Exercise Date (the “Total Equity Value”) determined in accordance with the following: (A) 20% of the first $10,000,000 in Total Equity Value; plus (B) 10% of the Total Equity Value between $10,000,000.01 and $30,000,000; plus (C) 5% of the Total Equity Value in excess of $30,000,000. The purchase price will be paid on the first business day at least 30 days following the final determination of the book value of Intermeccanica’s assets in exchange for the shares of Intermeccanica being transferred and registered to our Company. The parties have agreed that the purchase price shall be reduced by the value of the certain 600,000 shares of our common stock originally issued on February 16, 2015 for the benefit of Mr. Reisner and/or his nominees (the “Founder Shares”), which Founder Shares now represent 3,000,000 shares of our common stock as a result of a forward stock split effective June 22, 2016, based on the weighted dollar value average trading price of the our common shares for the 20 trading days immediately preceding the Exercise Date (the “Purchase Price Reduction”). The purchase price less the Purchase Price Reduction (the “Remaining Purchase Price”) shall be paid by us or our designee, as applicable, on the closing date by way of issuance to the Vendors of shares of our common stock (the “Consideration Shares”) with an ascribed value in the amount of the Remaining Purchase Price, provided that, at the election of Mr. Reisner to be made in written notice to us at least 15 days prior to the closing date, the Vendors shall be entitled to receive a minimum of $500,000 in the aggregate and a maximum of 50% of the Remaining Purchase Price in the aggregate, in cash (provided that the cash consideration shall not exceed 20% of our free cash on hand). For greater clarity, if the Remaining Purchase Price is any amount less than $500,000, the Remaining Purchase Price shall be $500,000. We will not be responsible for any debts, liabilities, or obligations of Intermeccanica or Intermeccanica’s business, as Mr. Reisner will be solely responsible for any such debts, liabilities, or obligations and Mr. Reisner has agreed to indemnify and hold harmless our Company, Intermeccanica and any affiliates of either our Company or Intermeccanica from and against all losses in connection with any debts, liabilities or obligations (including warranties of any kind) of Intermeccanica or its business existing at the closing date. The Buy-Out Agreement is subject to customary conditions to closing.

Prior to forming the Company Mr. Kroll required the invaluable assistance and over 50+ years of expertise of long time automotive expert, Mr. Reisner (Intermeccanica), and Intermeccanica’s vast experience in automotive craftsmanship, in order to be in position to fully develop and to create the Company’s first SOLO prototype. Without any compensation being provided to Intermeccanica for such assistance and expertise, Intermeccanica also agreed to enter into the JOA which, in part, and critically, during the early stages of the Company’s development, provided the Company with much needed premises, production assembly and an option to acquire Intermeccanica which the Company could in no manner afford at inception. Under the JOA Intermeccanica also contracted with the Company to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with the Company’s production capabilities once developed (collectively, the “Inherent Intermeccanica Goodwill”). Notwithstanding the real value which was being created within the Company since inception owing to the fact that the Company was being allowed to fully utilize and exploit all Inherehent Intermeccancia Goodwill without paying for it, the parties agreed to structure the Company’s future ability to acquire Intermeccania, and the formula for the Call Option, based on the Company’s market (equity) value at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception – something that the Company could have never afforded at the time.

In addition, and through the issuance of the Founders Shares to Mr. Reisner, in subsequently amending the JOA, the parties agreed that the fair market value of the Founders Shares at the exercise of the Call Option should be deducted from the Call Option purchase price – clearly evidencing that Intermeccanica, through Mr. Reisner’s founder’s stock position, had already and partially been compensated for the Inherent Intermeccanica Goodwill being acquired.

Accordingly, the Call Option formula was arrived at, in light of the above, and with certain equity percentage limitations; including the Amendment Agreement to the JOA which recognized that the fair market value of the Founders Shares should be deducted from the final purchase price at the time – evidencing that Intermeccanica, through the Founder Shares, had already partially been compensated for the Inherent Intermeccanica Goodwill being acquired, and that Intermeccanica should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception.

The foregoing description of the Joint Operating Agreement, as amended, does not purport to be complete and is qualified in its entirety by the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated by reference herein. However, all of the material terms of the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement have been disclosed.

D. Exchange Controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Information For United States Residents,” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a nonresident who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. The 2016 threshold is CAD$600 million, which threshold will be increased to CAD$800 million in April 2017 for a two year period. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of common shares, remained unchanged.

E. Taxation

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES RESIDENTS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Tax Act), and (b) for the purposes of the Canada-U.S. Tax Convention, is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, for purposes of the Tax Act, and who otherwise qualifies for the full benefits of the Canada-U.S. Tax Convention. The common shares will generally be considered to be capital property to a holder unless such common shares are held in the course of carrying on a business of buying or selling securities, or as part of an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as “Non-Canadian Holders”.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), the current provisions of the Canada-U.S. Tax Convention and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”)and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ from those discussed in this summary. For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder and no representation with respect to the Canadian federal income tax consequences to any particular Non-Canadian Holder or prospective Non-Canadian Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our common shares to a Non Canadian Holder will be subject to Canadian withholding tax. Under the Canada-U.S. Tax Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a Non-Canadian Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time unless at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be “taxable Canadian property”. Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Under the Canada-U.S. Tax Convention, the gains derived by a Non-Canadian Holder from the disposition of common shares would generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. The Company believes that the value of its common shares are not currently derived principally from real property situated in Canada and it does not expect this to change in the foreseeable future.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common stock. This summary applies only to U.S. Holders that acquire our common stock from a Selling Securityholder pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common stock.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common stock. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon whom this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of our common stock pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of our common stock pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our common stock by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our common stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common stock in connection with carrying on a business in Canada; (d) persons whose common stock in our Company constitutes “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common stock.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common stock generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common stock.

Acquisition of Our Common Stock

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our common stock from a Selling Securityholder for cash pursuant to this prospectus. A U.S. Holder’s initial tax basis in our common stock acquired pursuant to this prospectus will be equal to the U.S. Holder’s U.S. dollar cost for the common stock. A U.S. Holder’s holding period for such common stock will begin on the day after the acquisition.

Ownership and Disposition of Our Common Stock

Distributions on Our Common Stock

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Company is a PFIC”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common stock and thereafter as gain from the sale or exchange of such common stock (see “Sale or Other Taxable Disposition of Our Common Stock” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common stock will constitute a dividend. Dividends received on our common stock generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or our common stock is readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Stock

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common stock sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for our common stock is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common stock. The U.S. federal income tax consequences of owning and disposing of our common stock if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). If certain conditions are met, a start-up non-U.S. corporation is not a PFIC in the first year that it has gross income, but could be a PFIC in one or more earlier years in which it has no gross income but satisfies the asset test.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”). At this time, however, the Company does not own any direct or indirect equity interests in another company.

The Company does not know if it currently is a PFIC or was a PFIC in a prior year and, based on current business plans and financial projections, does not know if it will be a PFIC in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder owns our common stock, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common stock. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common stock, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common stock or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common stock (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common stock or with respect to the stock of a Subsidiary PFIC will be allocated rateably to each day of such U.S. Holder’s holding period for our common stock;

  the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

  any loss realized on the disposition of our common stock generally will not be recognized.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to our common stock.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of the Company’s ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in our common stock will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common stock and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common stock by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that there can be no assurance that the Company will satisfy the recordkeeping requirements that apply to a QEF or that the Company will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimus quantities on at least 15 days during each calendar quarter. If our common stock is considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to our common stock but not with respect to a Subsidiary PFIC. At this time, however, our common stock is not listed or posted for trading on any securities exchange or stock quotation system, and therefore is not considered to be “regularly traded” for this purpose.

Should our common stock become “regularly traded,” a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to our common stock generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in our common stock generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder’s adjusted tax basis in our common stock as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder’s adjusted tax basis in our common stock generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common stock generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common stock.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common stock may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common stock that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common stock, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s shares of our common stock are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common stock, and (b) proceeds arising from the sale or other taxable disposition of our common stock generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (“TIN”) (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

In addition, we have filed with the SEC a registration statement on Form F-1 under the U.S. Securities Act and the documents referred to in this Annual Report have been filed as exhibits to such Form F-1 with the SEC and may be inspected and copied at the public reference facility maintained by the SEC at 100F. Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

We do not have any subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As most of our cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. Our secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of government grant and refundable government value added taxes.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have a planning and budgeting process in place to help determine the funds required to support our normal operating requirements on an ongoing basis. We ensure that there are sufficient funds to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash and cash equivalents.

Historically, our source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2016:

	Within one year	Between one and five years	More than five years
Trade payables	$150,305	Nil	Nil
Customer deposits	$169,500	Nil	Nil
Convertible loan	$243,676	Nil	Nil
Shareholder loan	Nil	Nil	Nil

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. We are exposed to currency risk as we incur expenditures that are denominated in US dollars while our functional currency is the Canadian dollar. We do not hedge our exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2015	December 31, 2016
Cash and cash equivalents	$43,638	$98,762
Trade payables	($18,804)	($4,804)
	$25,554	$93,958

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on our net loss of $1,064 for the period ended December 31, 2015. A 1% change in market interest rates would have an impact on the Company’s net loss of $699 for the year ended December 31, 2016.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2015	December 31, 2016
Loans and receivables:
Cash	$106,357	$3,916,283
Other receivables	$28,639	$271,284

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2015	December 31, 2016
Non-derivative financial liabilities:
Trade payable	$67,718	$150,305
Advance payable	$50,000	$-
Customer deposits	$28,506	$169,500
Shareholder loan	$185,000	$-
Convertible loan	$-	$243,676
	$331,224	$563,481

Fair Value

The fair value of our financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

o	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

o	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of our financial assets measured at fair value as at December 31, 2015:

	As at December 31, 2015
	Level 1	Level 2	Level 3
Cash and cash equivalents	$106,357

The following is an analysis of our financial assets measured at fair value as at December 31, 2016:

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,916,283

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation on February 16, 2015.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders since incorporation on February 16, 2015.

Use of Proceeds

We currently have a Form F-1 registration statement filed with the SEC (SEC file no. 333-214067) that went effective on February 10, 2017 with respect to the sale of securities by certain selling securityholders. We will not receive any of the proceeds from the sale of our previously-issued shares of common stock by such selling securityholders. However, up to an additional 4,305,587 shares of common stock that may be offered for sale by such selling securityholders under the prospectus included in the Form F-1 are issuable upon exercise of warrants. If all of these warrants are exercised, which cannot be assured, we will receive total proceeds of $5,750,549. The proceeds, if any, would be used for general corporate and working capital purposes.

ITEM 15. CONTROLS AND PROCEDURES Disclosure Controls And Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being December 31, 2016. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2016. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2016, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Jerry Kroll, Shaun Greffard and Robert Tarzwell. Messrs. Greffard and Tarzwell are independent under the listing standards regarding “independence” of the NYSE MKT Equities Exchange. Mr. Kroll is not independent as he is our Chief Executive Officer.

Our Board has determined that Robert Tarzwell qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, Messrs. Greffard and Tarzwell are also considered independent and all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Coe of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Kulwant Sandher, 102 East 1st Avenue, Vancouver, British Columbia, Canada V5T 1A4, or by email at kulwant@electrameccanica.com.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Dale Matheson Carr-Hilton Labonte LLP for the fiscal year ended December 31, 2016 and 2015:

	Period Ended December 31
	2016	2015
Audit Fees:	$24,000	$21,500
Audit Related Fees:	$39,700	Nil
Tax Fees:	Nil	Nil
Total:	$63,700	$21,500

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations,

Tax Fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Financial statements filed as part of this Annual Report:

1.	Report of Independent Registered Public Accounting Firm dated April 13, 2017;

2.	Statement of Financial Position as at December 31, 2016 and 2015;

3.	Statement of Comprehensive Loss for the years ended December 31, 2016 and 2015;

4.	Statements of Changes in Equity for the period from inception (February 16, 2015) to December 31, 2016;

5.	Statements of Cash Flows for the years ended December 31, 2016 and 2015; and

6.	Notes to the Financial Statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit
Number	Description

1.1	Notice of Articles(1)

1.2	Articles(1)

4.1	2015 Stock Option Plan(1)

4.2	Joint Operating Agreement between the Company, Intermeccanica International Inc. and Henry Reisner, dated July 15, 2015(1)

4.3	Amending Agreement to Joint Operating Agreement, between the Company, Intermeccanica International Inc. and Henry Reisner, dated September 19, 2016(1)

4.4	Executive Services Agreement between the Company and Jerry Kroll, dated July 1, 2016(1)

4.5	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

4.6	Executive Services Agreement between the Company and Iain Ball, dated July 1, 2016(1)

Exhibit
Number	Description

4.7	Executive Services Agreement between the Company and Hurricane Corporate Services Ltd., dated July 1, 2016(1)

4.8	Executive Services Agreement between the Company and Henry Reisner, dated July 1, 2016(1)

4.9	Executive Services Agreement between the Company and Mark West, dated November 1, 2016(2)

11.1	Code of Ethics(1)

12.1	Section 302(a) Certification of CEO(*)

12.2	Section 302(a) Certification of CFO(*)

13.1	Section 906 Certifications of CEO and CFO(*)

15.1	Audit Committee Charter(1)

15.2	Nominating and Corporate Governance Committee Charter(1)

15.3	Compensation Committee Charter(1)

________________________
Notes:

(*)	Filed herewith.
(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form F-1/A as filed with the SEC on December 20, 2016 and incorporated herein by reference.

SIGNATURES

            The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELECTRAMECCANICA VEHICLES CORP.
(Registrant)

Date: April 27, 2017.

By:	/s/ Jerry Kroll
Jerry Kroll
President and Chief Executive Officer

___________

Electrameccanica Vehicles Corp.
Financial Statements
Year Ended December 31, 2016

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Directors of Electrameccanica Vehicles Corp.

We have audited the accompanying financial statements of Electrameccanica Vehicles Corp. which comprise the statement of financial position as at December 31, 2016 and December 31, 2015, and the statements of comprehensive loss, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Electrameccanica Vehicles Corp. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes certain conditions that indicate the existence of a material uncertainty that casts substantial doubt about Electrameccanica Vehicles Corp’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
April 13, 2017

Electrameccanica Vehicles Corp.
Statements of Financial Position
(Expressed in Canadian dollars)

		December 31,	December 31,
		2016	2015
	Note
ASSETS
Current assets
Cash and cash equivalents		$3,916,283	$106,357
Receivables	4	271,284	28,639
Prepaid expenses		249,585	47,347
Inventory		-	14,966
		4,437,152	197,309
Non-current assets
Plant and equipment	5	225,269	15,809
Investment	6	100,000	-
Trademark and patents	2	25,345	-
TOTAL ASSETS		$4,787,766	$213,118

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$468,000	$132,910
Customer deposits		169,500	28,506
Convertible loan	10	243,676	-
Shareholder loan	15	-	185,000
TOTAL LIABILITIES		881,176	346,416

EQUITY
Share capital	11	11,383,996	458,520
Common share subscription		101,500	50,000
Share-based payment reserve	12	2,351,144	354,015
Equity component of convertible loan		39,130	-
Deficit		(9,969,180)	(995,833)
TOTAL EQUITY		3,906,590	(133,298)

TOTAL LIABILITIES AND EQUITY		$4,787,766	$213,118
Commitments (Notes 8)
Subsequent events (Note 18)

On behalf of the Board of Directors.

/s/ Jerry Kroll	/s/ Robert Tarzwell
Director	Director

The accompanying notes are an integral part of these financial statements	3

Electrameccanica Vehicles Corp.
Statements of Comprehensive Loss
(Expressed in Canadian dollars)

		Year ended
		December 31,	December 31,
		2016	2015
	Note

Operating expenses
Amortization	5	$22,567	$629
General and administrative expenses	13	1,205,835	132,870
Research and development expenses	14	2,778,295	486,809
Sales and marketing expenses		209,455	19,691
Stock-based compensation expense	12	1,461,189	354,015
Share-based payment expense	11	3,264,681	-
		(8,942,022)	(994,014)
Other items
Accretion interest expense		25,908	92
Foreign exchange loss		5,417	1,727

Net and comprehensive loss		$(8,973,347)	$(995,833)

Loss per share – basic and fully diluted		$(0.27)	$(0.04)

Weighted average number of shares outstanding
– basic and fully diluted	11	32,684,868	25,769,510

The accompanying notes are an integral part of these financial statements	4

Electrameccanica Vehicles Corp.
Statements of Changes in Equity
(Expressed in Canadian dollars)

Period from inception February
16, 2015 to December 31, 2016
		Share capital
											Equity
									Share-based		component
		Number of			Share		Share		payment		of convertible
		shares	Amount		subscription		Issue cost		reserve		loan		Deficit	Total

Shares issued for cash – seed capital	11	25,350,000	$5,070	$		$		$		$		$		$5,070
Shares issued for cash – private placements	11	1,433,625	453,450		-		-		-		-		-	453,450
Share subscription		-	-		50,000		-		-		-		-	50,000
Stock-based compensation		-	-		-		-		354,015		-		-	354,015
Comprehensive loss for the period		-	-		-		-		-		-		(995,833)	(995,833)
Balance at December 31, 2015		26,783,625	458,520		50,000		-		354,015		-		(995,833)	(133,298)

Shares issued for cash	11	13,575,200	8,375,519		-		(1,604,486)		-		-		-	6,771,033
Shares issued for finders fees	11	1,273,512	823,512		-		-		519,088		-		-	1,342,600
Shares issued for convertible debt issue cost	10	26,250	26,250				-		16,852		-		-	43,102
Share issued to settle debt	11	125,000	50,000											50,000
Share-based payment	11	-	3,264,681											3,264,681
Stock-based compensation	11	-	-		-		-		1,461,189		-		-	1,461,189
Share subscription	11	-	-		51,500		(10,000)		-		-			41,500
Equity component of convertible loan	10										39,130			39,130
Comprehensive loss for the year													(8,973,347)	(8,973,347)

Balance at December 31, 2016		41,783,587	$12,998,482		$101,500		$(1,614,486)		$2,351,144		$39,130		$(9,969,180)	$3,906,590

During the year ended December 31, 2016, the Company completed a 1:5 forward share split and all references to number of shares have been retroactively adjusted. See note 11 for further details.

The accompanying notes are an integral part of these financial statements	5

Electrameccanica Vehicles Corp.
Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended
	December 31,	December 31,
	2016	2015
Operating activities
Loss for the year	$(8,973,347)	$(995,833)
Adjustments for:
Amortization	22,567	629
Stock-based compensation expense	1,461,189	354,015
Share-based payment expense	3,264,681	-
Interest accretion expense	25,908	-
Changes in non-cash working capital items:
Receivables	(242,645)	(28,639)
Prepaid expenses	(202,238)	(47,347)
Inventory	14,966	(14,967)
Trades payable and accrued liabilities	325,090	132,910
Customer deposits	140,994	28,506
Net cash flows used in operating activities	(4,162,835)	(570,725)

Investing activities
Expenditures on property, plant and equipment	(232,027)	(16,438)
Investment	(100,000)	-
Expenditures on intellectual property	(25,345)	-
Net cash flows used in investing activities	(357,372)	(16,438)

Financing activities
Proceeds from convertible loan	300,000	-
Proceeds from (repayment of) shareholder loan	(135,000)	185,000
Proceeds from share subscription	101,500	50,000
Proceeds on issuance of common shares – net of share issue costs	8,063,633	458,520
Net cash flows from financing activities	8,330,133	693,520
Increase in cash and cash equivalents	3,809,926	106,357

Cash and cash equivalents, beginning	106,357	-
Cash and cash equivalents, ending	$3,916,283	$106,357

Cash	666,293	106,357
Cash equivalents	3,249,990	-
Cash and cash equivalents, ending	$3,916,283	$106,357

The accompanying notes are an integral part of these financial statements	6

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

1.	Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of single occupancy electric vehicles.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2016 the Company had not commenced commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its electric vehicles manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on April 13, 2017 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation
The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of property, plant and equipment, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
the classification of financial instruments; and
the calculation of income taxes require judgement in interpreting tax rules and regulations.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Fully diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of fully diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. The Company has no financial instruments classified as fair value through profit or loss, held-to-maturity, or available for sale.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Cash and accounts receivable are classified as loans and receivables.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s non-derivative financial liabilities consist of trade payables, customer deposits, convertible loan and shareholder loan.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. Any impairment is recorded in profit or loss. No impairment was required on the Company’s financial instruments.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and deferred development costs) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Amortization rate
Office furniture and equipment	20%
Shop equipment	20%
Computer equipment	33%
Vehicles	33%
Leasehold improvement	over term of lease

Trademarks and Patents
The Company capitalizes legal fees and filing costs associated with the development of its trademarks and patents. Patents are depreciated over an estimated useful life of 5 years using the straight-line method, however patents with indefinite useful lives are not amortized. Depreciation expense for the year ended December 31, 2016 was $nil (2015 - $nil).

Research and Development Costs
Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2016, or in the prior fiscal period.

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted these new standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

4.	Receivables

	December 31,	December 31,
	2016	2015
GST receivable	$155,498	$15,864
IRAP contribution receivable	108,535	12,775
GIC interest receivable	6,000	-
Other	1,251	-
	$271,284	$28,639

5.	Plant and equipment

	Office
	Furniture
	and	Shop		Computer			Leasehold
	Equipment	Equipment		Equipment		Vehicles	Improvement	Total
Cost:

Additions	$13,500	$2,938	$		$		$-	$16,438
At December 31, 2015	13,500	2,938				-	-	16,438
Additions	10,555	17,216		18,89		173,213	12,146	232,027
At December 31, 2016	24,055	20,154		18,89		173,213	12,146	248,465

Amortization:

Charge for the period	580	49						629
At December 31, 2015	580	49						629
Charge for the year	4,318	2,165		2,514		11,666	1,904	22,567
At December 31, 2016	4,898	2,214		2,514		11,666	1,904	23,196

Net book value:
At December 31, 2015	$12,920	$2,889	$		$		$-	$15,809
At December 31, 2016	$19,157	$17,940		$16,38		$161,5	$10,242	$225,269

6.	Investment

On July 15, 2015, the Company entered into a Joint Operating Agreement (the “Agreement”) with Intermeccanica International Inc. and Henry Reisner, as amended September 19, 2016. The Joint Operating Agreement includes an operating lease agreement, a product assembly agreement and buy-out or merger agreement.

Under the buy-out agreement following a qualifying public listing the Company has the right to acquire all the issued and outstanding shares of Intermeccanica (the Call Option”) for a period of 24 months from public listing at a minimum purchase price of $5,000,000, which amount may be increased, dependent on future events, as set out the Agreement. The purchase price shall be paid in a combination of cash and shares of the Company. The Call Option is subject to an initial payment of $100,000 that was made during the year and two subsequent annual payments of $100,000 if the Call Option has not yet been exercised.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2016	2015
Trade payables	$70,401	$105,378
Due to related parties (Note 15)	79,904	12,340
Accrued liabilities	317,695	15,192
	$468,000	$132,910

8.	Commitments

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at December 31, 2016, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	December 31,	December 31,
	2016	2015
Payable not later than one year	$221,071	$104,497
Payable later than one year and not later than five years	601,542	400,574
Payable later than five years	-	-
	$882,613	$505,071

9.	Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,	December 31,
	2016	2015
Net loss	$(8,973,347)	$(995,833)

Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	$(2,333,070)	$(258,917)
Stock-based compensation	1,228,726	92,044
Share issue costs and other	(231,643)	-
Temporary differences not recognized	1,335,987	166,873
Income tax recovery	$-	$-

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31,	December 31,
	2016	2015
Non-capital loss carry-forwards	$5,019,398	$641,189
Property, plant and equipment	23,197	630
Share issue costs	737,637	-

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

$5,780,231	$641,819

10.	Convertible loan

On September 7, 2016, the Company issued an unsecured convertible loan for $300,000. The loan, which is non-interest bearing, matures on September 7, 2017. The loan is convertible, at the holder’s option at any time before maturity into units of the Company at a price of $1.00 per unit or will automatically convert into units of the Company at a price of $1.00 per unit, if prior to maturity the Company has filed an approved registration statement with the US Securities and Exchange Commission and are listed for trading on the OTCQB. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share for a period of five years from date of issue. On October 5, 2016, the Company issued 26,250 units at a price of $1.00 per unit with a fair value of $43,102 for third party finder’s fees (Note 11) regarding the convertible loan.

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan, which the Company determined to be 15%. The residual amount, representing the value of the equity conversion option, is included in shareholders equity as the equity component of the convertible loan. The implicit interest rate for the convertible loan is 15% per annum. The carrying value of the liability component is being accreted to the face value of the convertible loan over the period from issuance to the maturity date.

	December 31,	December 31,
	2016	2015
Proceeds from issue of convertible loan	$300,000	$-
Amount allocated to equity on issue of convertible loan	(39,130)	-
Convertible loan issue costs	(43,102)	-
Interest accretion expense	25,908	-
	$243,676	$-

11.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

On June 22, 2016, the Company completed a stock split of one pre-split common share for five post-split shares. All information related to common shares, options and warrants presented in these financial statements and accompanying notes have been retroactively adjusted to reflect the increased number of common shares resulting from the stock split.

Issued share capital

At December 31, 2016 the Company had 41,783,587 issued and outstanding common shares (2015 – 26,783,625).

Private placements

On February 16, 2015, the Company completed a placement of 24,850,000 common shares at a price of $0.0002 for gross proceeds of $4,970. On February 16, 2015, the Company completed a private placement of 500,000 units at a price of $0.0002 for gross proceeds of $100. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $0.40 per warrant share until February 16, 2020.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

11.	Share capital (cont’d)

On June 12, 2015, the Company completed a private placement of 50,000 units, at a price of $0.20 per unit, for gross proceeds of $10,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $0.40 per warrant share until June 12, 2020.

On June 15, 2015, the Company completed a private placement of 50,000 units, at a price of $0.20 per unit, for gross proceeds of $10,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $0.40 per warrant share until June 15, 2020.

On June 26, 2015, the Company completed a private placement of 375,000 units, at a price of $0.20 per unit, for gross proceeds of $75,000. Each unit consists of one common share and one non- transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $0.40 per warrant share until June 26, 2020.

On July 7, 2015, the Company completed a private placement of 125,000 units, at a price of $0.20 per unit, for gross proceeds of $25,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $0.40 per warrant share until July 7, 2020.

On August 19, 2015, the Company completed a private placement of 62,500 units, at a price of $0.40 per unit, for gross proceeds of $25,000. Each unit consists of one common share and one non- transferable share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until August 19, 2020.

On December 1, 2015, the Company completed a private placement of 340,500 units, at a price of $0.40 per unit, for gross proceeds of $136,200. Each unit consists of one share and one non- transferable share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until December 1, 2020.

On December 31, 2015, the Company completed a private placement of 430,625 units, at a price of $0.40 per unit, for gross proceeds of $172,250. Each unit consists of one share and one non- transferable share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until December 31, 2020.

On January 22, 2016, the Company completed a private placement of 3,037,500 units at a price of $0.40 per unit for gross cash proceeds of $1,215,000. On this date, the Company also issued 125,000 shares as partial settlement of a shareholder loan in the amount of $50,000 (note 15). Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until January 22, 2021. On March 7, 2016, the Company issued 750,000 units at a price of $0.40 per unit for third party finder’s fees relating to this private placement. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until March 7, 2021. The fair value of these units was calculated as $482,330.

On February 29, 2016, the Company completed a private placement of 187,500 units at a price of $0.40 per unit for gross proceeds of $75,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $1 per warrant share until February 29, 2021.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

11.	Share capital (cont’d)

On May 16, 2016, the Company completed a private placement of 730,200 units at a price of $1.00 per unit for gross proceeds of $730,200. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until May 16, 2021. On October 5, 2016, the Company issued 58,010 units at a price of $1.00 per unit with a fair value of $95,252 for third party finder’s fees relating to this private placement. The Company incurred share issue costs of $20,662 relating to this private placement.

On June 21, 2016, the Company completed a private placement of 475,000 units at a price of $1.00 per unit for gross proceeds of $475,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until June 21, 2021. On October 5, 2016, the Company issued 45,000 units at a price of $1.00 per unit with a fair value of $73,890 for third party finder’s fees relating to this private placement. The Company incurred share issue costs of $5,391 relating to this private placement.

On August 21, 2016, the Company completed a private placement of 25,000 units at a price of $1.00 per unit for gross proceeds of $25,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until August 21, 2021. The Company incurred share issue costs of $8,669 relating to this private placement.

On September 7, 2016, the Company completed a private placement of 115,000 units at a price of $1.00 per unit for gross proceeds of $115,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until September 7, 2021. On October 5, 2016, the Company issued 10,502 units at a price of $1.00 per unit with a fair value of $17,244 for third party finder’s fees relating to this private placement. The Company incurred share issue costs of $10,652 relating to this private placement.

On October 5, 2016, the Company completed a private placement of 105,000 units at a price of $1.00 per unit for gross proceeds of $105,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until October 5, 2021. On October 5, 2016, the Company issued 10,000 units at a price of $1.00 per unit with a fair value of $16,420 for third party finder’s fees relating to this private placement.

On October 28, 2016, the Company completed a private placement of 2,000,000 units at a price of $1.00 per unit for gross proceeds of $2,000,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until October 28, 2021. On November 21, 2016, the Company issued 200,000 units at a price of $1.00 per unit with a fair value of $328,732 for third party finder’s fees relating to this private placement. The Company incurred share issue costs of $11,125 relating to this private placement.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

11.	Share capital (cont’d)

On October 28, 2016, the Company completed a private placement of 2,400,000 units at a price of $0.833333 per unit for gross proceeds of $2,000,000. Each unit consists of one common share and 1.66667 non-transferable common share purchase warrants with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until October 28, 2021. The fair value of these units was calculated as $2,400,000, and a share-based payment expense of $400,000 was recorded relating to this private placement. On November 21, 2016, the Company issued 200,000 units at a price of $1.00 per unit with a fair value of $328,732 for third party finder’s fees relating to this private placement. The Company incurred share issue costs of $11,125 relating to this private placement.

On November 21, 2016, the Company completed a private placement of 4,500,000 units at a price of $0.3634 per unit for gross cash proceeds of $1,635,318. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until November 21, 2021. The fair value of these units was calculated as $4,500,000, and a share- based payment expense of $2,864,681 was recorded relating to this private placement. The Company paid cash third party finder’s fees of $163,532 relating to this private placement. The Company incurred share issue costs of $15,815 relating to this private placement.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the year ended December 31, 2016 was based on the loss attributable to common shareholders of $8,973,347 and the weighted average number of common shares outstanding of 32,684,868. Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 60,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company.

Options granted vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters vest in thirty-six (36) equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

11.	Share capital (cont’d)

Stock options (cont’d)

The changes in options during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Options outstanding,
beginning	56,150,000	$0.19	-	$-
Options granted	100,000	0.85	56,215,000	0.19
Options expired and forfeited	(75,000)	0.40	(65,000)	0.25
Options outstanding, ending	56,175,000	$0.19	56,150,000	$0.19

Details of options outstanding as at December 31, 2015 are as follows:

	Weighted average	Number of options
Exercise price	contractual life	outstanding
$0.15	6.45 years	45,000,000
$0.15	6.62 years	2,675,000
$0.40	6.95 years	8,475,000
	6.54 years	56,150,000

Details of options outstanding as at December 31, 2016 are as follows:

	Weighted average	Number of option	Number of options
Exercise price	contractual life	outstandin	exercisable
	$5.45 years	45,000,00	16,875,000
	$5.62 years	2,675,00	891,667
	$5.94 years	8,400,00	2,100,000
	$6.18 years	25,00
	$6.47 years	75,00
	5.75 years	56,175,00	19,866,667

The weighted average grant date fair value of options granted during the year ended December 31, 2016 was $0.63 (2015 $0.05) . The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2016
Expected life of options	5 years
Annualized volatility	100%
Risk-free interest rate	0.62% - 0.68%
Dividend rate	0%

Volatility was determined based on the historical volatility of a similar Company’s share price over a period of time equivalent to the expected life of the option granted. During the year ended December 31, 2016, the Company recognized stock-based compensation expense of $962,458 (2015 - $354,015).

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

11.	Share capital (cont’d)

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The fair value of the warrants issued as part of the third party finder’s fee at issue date on March 7, 2016 was $182,330, on October 5, 2016 was $96,146, and on November 21, 2016 was $257,464 as calculated using the Black-Scholes option pricing model with the same assumptions used for stock options.

The changes in warrants during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
Warrants outstanding, beginning	1,933,625	$0.66	-	$-
Warrants issued	16,599,962	1.75	1,933,625	0.66
Warrants outstanding, ending	18,533,587	$1.64	1,933,625	$0.66

The changes in warrants outstanding during the year ended December 31, 2016 is as follows:

At December 31, 2016, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2016 are as follows:

	Weighted average	Number of warrants
Exercise price	contractual life	outstanding
$0.40-$2.00	4.53 years	18,533,587

12.	Reserve

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the options, or warrants expire unexercised, the amount remains in the share-based payment reserve account.

13.	General and administrative expenses

	Year ended
	December 31,	December 31,
	2016	2015
Rent	$141,957	$17,936
Office Expenses	113,158	18,013
Legal & Professional	643,725	78,660
Consulting fees	186,437	11,985
Salaries	120,558	6,276
	$1,205,835	$132,870

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

14.	Research and development expenses

	Year ended
	December 31,	December 31,
	2016	2015
Labour	$1,715,562	$382,047
Materials	1,266,730	117,537
Government grants	(203,997)	(12,775)
	$2,778,295	$486,809

15.	Related party transactions

Related party balances

The following amounts are due to related parties

	December 31,	December 31,
	2016	2015
Shareholder loan	$-	$185,000
Due to related parties (Note 7)	79,904	12,340
	$79,904	$197,340

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On January 22, 2016, the Company issued 125,000 units at a price of $0.40 per unit for $50,000 as partial settlement of the shareholder loan payable to the CEO (Note 11).

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2016	2015
Consulting fees	$136,500	$-
Salary	45,000	-
Deferred salary for CEO	30,000	-
Stock-based compensation	1,238,043	338,883
	$1,449,513	$338,883

16.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

16.	Financial instruments and financial risk management (cont’d)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of government grant and refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2016 and 2015:

At December 31, 2016	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$150,305	$-	$-
Customer deposits	169,500	-	-
Convertible loan	243,676
	$563,481	$-	$-

At December 31, 2015	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$117,718	$-	$-
Customer deposits	28,506	-	-
Shareholder loan	185,000	-	-
	$331,224	$-	$-

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

16.	Financial instruments and financial risk management (cont’d)

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31,	December 31,
	2016	2015
Cash and cash equivalents	$98,762	$43,638
Trade payables	(4,804)	(18,084)
	$93,958	$25,554

Based on the above net exposures, as at December 31, 2016, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $6,992 (December 31, 2015 - $2,000).

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $39,163 for the year ended December 31, 2016 (December 31, 2015 - $1,064)

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Loans and receivables:
Cash and cash equivalents	$3,916,283	$106,357
Other receivables	271,284	28,639
	$4,187,567	$134,996

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Non-derivative financial liabilities:
Trade payable	$150,305	$117,718
Customer deposits	169,500	28,506
Convertible loan	243,676	-
Shareholder loan	-	185,000
	$563,481	$331,224

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2016 and 2015

16.	Financial instruments and financial risk management (cont’d)

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

17.	Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

18.	Subsequent events

On February 8, 2017, the Company completed a private placement of 320,000 units at a price of $1.00 per unit for gross proceeds of $320,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until February 8, 2022. The Company has agreed to pay third party finder’s fees of $22,000 relating to this private placement.

On February 17, 2017 the Company granted stock options to acquire 1,020,000 common shares of the Company at an exercise price of $1.00 per share for a period of 7 years. The majority of the options vest over a 48 month period while an option for 250,000 shares vests over a 41 month period and an option for 225,000 shares vests over a 45 month period.

On March 29, 2017, the Company completed a private placement of 108,000 units at a price of $1.00 per unit for gross proceeds of $108,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until March 29, 2022. On March 29, 2017, the Company issued 5,000 units at a price of $1.00 per unit for third party finder’s fees relating to this private placement.

On March 30, 2017, the Company completed a private placement of 100,000 units at a price of $1.00 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until March 30, 2022. The Company has agreed to pay cash third party finder’s fees of $10,000 relating to this private placement.