Form 20-F
period 2017-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2018-04-19
CIK 1637736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

47,588,209 Common Shares Without Par Value

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
Yes [X]            No [   ]

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

●
general economic and business conditions, including changes in interest rates;

●
prices of other electric vehicles, costs associated with manufacturing electric vehicles and other economic conditions;

●
natural phenomena;

●
actions by government authorities, including changes in government regulation;

●
uncertainties associated with legal proceedings;

●
changes in the electric vehicle market;

●
future decisions by management in response to changing conditions;

●
the Company’s ability to execute prospective business plans;

●
misjudgments in the course of preparing forward-looking statements;

●
the Company ability to raise sufficient funds to carry out its proposed business plan;

●
consumers’ willingness to adopt three-wheeled single passenger electric vehicles;

●
declines in the range of the Company’s electric vehicles on a single charge over time may negatively influence potential customers’ decisions to purchase such vehicles;

●
developments in alternative technologies or improvements in the internal combustion engine;

●
inability to keep up with advances in electric vehicle technology;

●
inability to design, develop, market and sell new electric vehicles and services that address additional market opportunities;

●
dependency on certain key personnel and any inability to retain and attract qualified personnel;

●
in experience in mass-producing electric vehicles;

●
inability to reduce and adequately control operating costs;

●
failure of the Company’s vehicles to perform as expected;

●
inexperience in servicing electric vehicles;

●
inability to succeed in establishing, maintaining and strengthening the Electrameccanica brand;

●
disruption of supply or shortage of raw materials;

●
the unavailability, reduction or elimination of government and economic incentives;

●
failure to manage future growth effectively; and

●
labor and employment risks.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended December 31, 2017 and 2016.

Consolidated Statement of Comprehensive Loss
	Year ended December 31, 2017	Year ended December 31, 2016
Revenues	$109,173	-
Gross Profit	$45,223	-
Net and Comprehensive Loss	$11,366,372	$8,973,347
Loss per Share – Basic and Diluted	$(0.35)	$(0.27)

Consolidated Statements of Financial Position
	December 31, 2017	December 31, 2016
Cash	$8,610,996	$3,916,283
Current Assets	$10,007,684	$4,437,152
Total Assets	$12,661,381	$4,787,766
Current Liabilities	$3,354,675	$881,176
Total Liabilities	$7,010,365	$881,176
Shareholders’ Equity (Deficiency)	$5,651,016	$3,906,590

Selected Pro Forma Financial Data

On October 18, 2017, we acquired all of the issued share capital of Intermeccanica pursuant to a Share Purchase Agreement in exchange for a payment of $2.5 million. Intermeccanica is a custom car manufacturer with over 50 years of expertise.

The unaudited pro forma condensed combined financial information gives effect to the acquisition as if it had been completed on January 1, 2017. Our historical consolidated financial information and that of Intermeccanica have been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma adjustments are based upon currently available information and assumptions that we believe to be reasonable. The pro forma adjustments and related assumptions are described in the notes accompanying the unaudited pro forma condensed combined financial information included elsewhere in this report.

You should read this unaudited pro forma condensed combined financial information in conjunction with our financial and the accompanying notes, the pro forma financial statements the accompanying notes and the section of this report entitled "Operating and Financial Review and Prospects", each of which are included elsewhere in this report.

	Year Ended December 31, 2017
	Intermeccanica	Electrameccanica	Adjustments	Total

Revenue	$1,179,595	$-	$(501,461)	$678,134
Cost of revenue	758,948	-	(385,971)	372,977
Gross profit	420,647	-	(115,490)	305,157

Operating expenses
Amortization	26,142	122,468		148,610
General and administrative expenses	373,947	2,314,714	(95,941)	2,592,720
Research and development expenses	-	4,358,285	(19,521)	4,338,764
Sales and marketing expenses	4,432	630,999		635,431
Stock-based compensation expense	-	889,511		889,511
Share-based payment expense	-	-1,085,716		1,085,716
	(404,521)	(9,401,693)	(115,462)	(9,690,752)

Income/(Loss) before other items	16,126	(9,401,693)	(28)	(9,385,595)

Other items
Accretion interest expense	-	69,561		69,561
Changes in fair value of warrant derivative	-	186,269		186,269
Finder’s fee on convertible loan	-	258,542		258,542
Impairment of goodwill	-	-	1,342,794	1,342,794
Foreign exchange (gain)/loss	(11,806)	22,068		10,262

Net and comprehensive loss	$27,932	$(9,938,133)	$(1,342,766)	$(11,253,023)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements”.

We have not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have not yet begun mass production or the commercial delivery of our first vehicle. To date, we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-production electric vehicles were netted off against research and development costs as cost recovery and minimal revenue from the sale of custom cares. We intend in the longer term to derive revenues from the sales of our SOLO vehicle, our Super SOLO vehicle, our Tofino vehicle and other intended electric vehicles. The SOLO and Tofino are in development, and we do not expect to start delivering to the SOLO customers until the third quarter of 2018 or to the Tofino customers until 2019. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We expect that we will experience an increase in losses prior to the launch of the SOLO, the Super SOLO or the Tofino.

For the fiscal year ended December 31, 2017, we generated a net and comprehensive loss of $11,366,372, bringing our accumulated deficit to $21,335,552. We anticipate generating a significant loss for the current fiscal year. The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenues, are currently in debt and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even if we are able to successfully develop the SOLO, the Super SOLO or the Tofino, they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

●	design, develop and manufacture our vehicles and their components;

●	develop and equip our manufacturing facility;

●	build up inventories of parts and components for the SOLO, the Super SOLO and the Tofino;

●	open Electrameccanica stores;

●	expand our design, development, maintenance and repair capabilities;

●	develop and increase our sales and marketing activities; and

●	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in profits or even revenues, which would further increase our losses.

We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing, and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

To carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

To carry out our proposed business plan for the next twelve months, we estimate that we will need approximately $4.8 million at our current burn rate and an additional $22.7 million. We intend to raise our cash requirements for the next 12 months through the sale of our equity securities and, if needed, shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the units could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. Likewise, if we issue warrants as part of any future financing, the terms of those warrants could be more advantageous to those investors than to the holders of warrants purchase in the units. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single passenger electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single passenger electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●
perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;
●	the limited range over which electric vehicles may be driven on a single battery charge;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
●	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	volatility in the cost of oil and gasoline;
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
●	perceptions about and the actual cost of alternative fuel.

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

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

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

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single passenger electric vehicle and have targeted mainly urban residents of modest means. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on a third-party for our near-term manufacturing needs.

In October 2017, we entered into a manufacturing agreement with Zongshen, a company located in the People’s Republic of China, to produce 75,000 SOLO vehicles over the next three years. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfill its obligations under that manufacturing agreement. Zongshen’s ability to fulfill its obligations is outside of our control and depends on a variety of factors including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. If Zongshen is unable to fulfill its obligations or is only able to partially fulfill its obligations, we will not be able to sell our SOLO vehicle in the volumes anticipated on the timetable that we anticipate, if at all.

We do not currently have arrangements in place that will allow us to fully execute our business plan.

To sell our vehicles as envisioned, we will need to enter into agreements and arrangements that are not currently in place. These include, entering into agreements with dealerships, arranging for the transportation of SOLOs delivered pursuant to our manufacturing agreement with Zongshen, obtaining battery and other essential supplies in the quantities that we require, entering into manufacturing agreements for the Super SOLO and the Tofino and acquiring additional manufacturing capability. If we are unable to enter into such agreements or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Jerry Kroll - Chief Executive Officer, Henry Reisner - Chief Operating Officer, Kulwant Sandher - Chief Financial Officer, and Ed Theobald – General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Super Solo, the Tofino or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

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

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. A similar evaluation of the Super SOLO and the Tofino is further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We have very limited experience servicing our vehicles. As of April 11, 2018, we had not sold any vehicles and had only delivered four pre-production vehicles to customers. We do not plan for mass production to begin for SOLO vehicles until the end of the second quarter or during the third quarter of 2018 or for the Tofino until 2019. The total number of SOLOs that we have produced is 25. Throughout its history, Intermeccanica has produced approximately 2,500 cars, which includes, providing after sales support and servicing. We do not have any experience servicing the SOLO or the Tofino as a limited number of SOLOS have been produced and the Tofino has not yet been produced. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We may not succeed in establishing, maintaining and strengthening the Electrameccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Electrameccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Electrameccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●
the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
●	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned SOLO, Super SOLO and Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO, Super SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

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

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes;

●	addressing new markets; and

●	establishing international operations.

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

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. to produce 75,000 SOLO vehicles over the next three years. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of Zongshen or that of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $5 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our vehicles or other goods or services; or

●	establish and maintain alternative branding for our products and services.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our directors and executive officers reside outside the United States

We are organized under the laws of the Business Corporations Act (British Columbia) (the “Business Corporation Act”) and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our officers, our auditor and all but one of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own 70.8% of our common shares.

Our executive officers and directors beneficially own, in the aggregate, 70.8% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing stockholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing stockholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we have approximately 35,244,271 vested options and 23,713,716 warrants outstanding as of December 31, 2017. The exercise price of the majority of these options and warrants is significantly below our current market price. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted as may be the per share value at which you purchased our shares. As a result, the market value of our shares could significantly decrease as well.

Issuances of our preferred stock may adversely affect the rights of the holders of our common shares and reduce the value of our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock and, without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of common shares. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have no present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common shares and reduce the value of our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the OTCQB in September 2017. The volume of trading has been low and the share price has fluctuated significantly. Although we have applied to list our common shares on the Nasdaq Capital Market, such listing might not be approved or, if approved, affect the volume or price volatility of our common shares. The value of your investment could decline due to the impact of any of the following factors upon the market price of our common shares:

●	sales or potential sales of substantial amounts of our common shares;
●	announcements about us or about our competitors;
●	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
●	conditions in the automobile industry;
●	governmental regulation and legislation;
●	variations in our anticipated or actual operating results;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
●	change in general economic trends; and
●	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for automobile companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

Because the SEC imposes additional sales practice requirements on brokers who deal in securities that are deemed penny stocks, some brokers may be unwilling to trade our securities. This means that you may have difficulty reselling your shares, which may cause the value of your investment to decline.

Our shares are classified as penny stocks and are covered by section 15(g) of the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell our securities in the aftermarket. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement from you prior to making a sale on your behalf. Because of the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the value of your investment to decline.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

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

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as market makers for our common shares. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common shares to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Our common shares are thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common shares are currently quoted on the OTC Market Group Inc.’s Venture Market (the “OTCQB”) under the symbol “ECCTF”. In the first three months of 2018, our average daily trading volume was approximately 1,670 shares. Although we have applied to list our shares on the Nasdaq Capital Market, we might not be approved and, even if approved, our common shares may continue to be “thinly-traded” after that listing, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  Broad or active public trading market for our common shares may not develop or be sustained.

Volatility in our common shares or warrant price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share or warrant price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●
we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●
for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●
we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●
we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●
we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●
we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receive from US reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

A. History and development of the Company

Electrameccanica Vehicles Corp. is a development-stage electric vehicle (“EV”) production company incorporated on February 16, 2015 under the laws of British Columbia, Canada. The concept for our company was developed by Jerry Kroll after years of research and development on advanced EVs.

Upon returning to Vancouver in 2011, Mr. Kroll decided that new electric drive systems could revolutionize car assembly and the concept for our company’s flagship EV called the “SOLO” was born. With the help of long time automotive expert and friend, Henry Reisner, President of Intermeccanica International Inc. (“Intermeccanica”), and Intermeccanica’s vast experience in automotive craftsmanship, our company’s first prototype was finished in January 2015. To solidify our presence and branding in the EV market, we incorporated in February of 2015 under the name Electrameccanica Vehicles Corp. For the past 10 years, Mr. Kroll has been researching and developing technologies for autonomous drive systems and dynamic induction charging. We have plans for ongoing refinements to performance, style, value and efficiency as drive systems, computerization and materials are developed.

In 2015, we entered into an arrangement with Intermeccanica to leverage Intermeccanica’s over 50 years of experience. Pursuant to a Joint Operating Agreement entered into between us, Intermeccanica and Mr. Reisner, dated July 15, 2015, and as amended on September 19, 2016, we agreed on an arrangement dealing with leased premises, production assembly and an option to acquire Intermeccanica. We exercised this option in October 2017 to further enhance the combination of our proprietary SOLO design with Intermeccanica’s manufacturing expertise.

We currently have a modern furnished showroom near the downtown core of Vancouver, British Columbia where interested consumers may receive more information on the SOLO, review its specs and technical design, and even test-drive one of the existing prototypes.

As of April 6, 2018, we have a number of marketing efforts that have succeeded in helping us achieve a non-binding order book of approximately $2.4 billion, including 824 private and 59,900 corporate pre-sales. Interested individuals are able to place reservations for the SOLO and the Tofino with a refundable deposit of $250 and $1,000 respectively. We have private orders for 700 SOLOs, each with a refundable deposit of $250, 14 Super SOLOs; each with a refundable deposit of $1,000 and 110 Tofinos, each with a refundable deposit of $1,000. The 59,900 corporate orders are from entities that have provided non-binding letters of interest and are comprised of 20,330 orders for the SOLO and 39,570 orders for the Tofino.

We have been funding operations to date through equity financings by our founders and through private placements of $25,165,436 from investors. Our management maintains a majority control of our company. As our April 11, 2018, our directors and executive officers beneficially owned 70.8% of our outstanding shares, including shares that our executive officers and directors have the right to acquire within the next 60 days pursuant to warrants and stock options which have vested.

Our principal executive offices are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. Our phone number is (604) 428-7656.

B. Business Overview

General

We are a development-stage EV company focusing on the market demand for EVs that are efficient, cost-effective and environmentally friendly methods for urban residents to commute. We believe that our flagship EV called the SOLO is the answer to such market demand. In addition, we have two other EV candidates in an advanced stage of development, the Super SOLO and the Tofino.

SOLO

We created the SOLO’s first prototype in January of 2015. Since the completion of the prototype, our engineers and designers have devoted efforts to provide the SOLO with an appealing design, and have engaged in proprietary research and development leading to a high performance electric rear drive motor.

The SOLO features a lightweight aerospace composite chassis to allow for a top speed of 130km/h, an attainable cruise speed of 110km/h and is able to go from 0 km/h to 100 km/h in approximately eight seconds. Our SOLO features a lithium ion battery system that requires only three hours of charging time on a 220-volt charging station or six hours from a 110-volt outlet. The lithium battery system utilizes approximately 8.64 kW/h for up to 160 km in range. We also offer a comprehensive warranty package for two years of unlimited mileage which is included in the price of the SOLO. Standard equipment in the SOLO includes, but is not limited to the following:

●	LCD Digital Instrument Cluster;

●	Power Windows;

●	AM/FM stereo with Bluetooth/ CD/USB;

●	Remote keyless entry system;

●	Rear view backup camera;

●	285 liters of cargo space; and

●	Heater and defogger.

Optional equipment will include air conditioning at an additional cost.

The purchase price for our SOLO is $19,888.

Our production department has completed twenty five pre-production SOLOs as of April 6, 2018, and we intend to produce up to six further pre-production SOLOs by the end of June 30, 2018. Producing the pre-production SOLOs allows us to determine and assess the entire production process. Currently, we have increased our production space, organized a production line, ordered components and are in the process of fine tuning the production process through the pre-production SOLOs. We have entered into a manufacturing agreement with Zongshen and expect to begin mass production of the SOLO in the third quarter of 2018. We anticipate our production costs to be $15,000 per SOLO, providing a gross margin of 25% based on a sale price of $19,888.

Super Solo

We also plan on launching the Super SOLO, which is a sports car model within our EV product line. The Super SOLO is intended to boast a longer range and a higher top speed, sleek, aerodynamic design and features that will rival existing super sports cars such as the Ferrari 488 and Lamborghini Gallardo.

Refundable deposits have been accepted for the planned Super SOLO and such deposits are able to be returned at any time. Mechanical development on the Super SOLO has begun and progress will determine when this and any other variants can be launched. No set date has been declared at this time. The Super SOLO is intended to be a high-performance version of the SOLO.

The Tofino

We announced on March 28, 2017, at the Vancouver International Auto Show that we intend to build the Tofino, an all-electric, two-seater roadster representing an evolution of the Intermeccanica Roadster. We are designing the Tofino to be equipped with a high-performance, all-electric motor with a top speed of 200 kph (125 mph) and a 0-100 kph (0-60 mph) in less than seven seconds. The chassis and body are expected to be made of a lightweight aerospace-grade composite with the car expected to be capable of up to 400 km (250 miles) of range on a full charge. We are accepting a refundable deposit of $1,000 to reserve the Tofino.

Future EV candidates

We have identified other vehicles that we would like to add to our candidate list such as the “Cargo” and the “Twinn”, although no timeline has been set for their development and production. We have plans in the future to release the “Cargo,” a larger vehicle than the SOLO that is designed for use as a fleet vehicle with ample storage space which would be best suited for delivery companies such as FedEx, the United States Postal Service and Canada Post. We expect that the Cargo will offer the appropriate compartment space for fleet vehicle uses such as delivery, while offering long range capability and cleaner technology. We envision the Twinn featuring two seats, suitable for urban families, young commuters, empty nesters, and environmentally-conscious consumers.

Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components, and in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of lithium batteries.

At present, we are subject to the supply of our chassis from one supplier for the production of the SOLO, the Super SOLO and the Tofino. We are exploring adding additional suppliers of the chassis to mitigate the risk of depending on only one supplier.

Patents and Licenses

We have filed patents on items that our legal counsel deem necessary to protect our products. We do not rely on any licenses from third-party vendors at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent and design applications, trade secrets, including know-how, employee and third party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. As at April 11, 2018, we had one issued design registration, two allowed design application and six pending patent and design applications with various countries which we consider core to our business in a broad range of areas related to the design of the SOLO and its powertrain. We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, these pending patent applications might not provide us with adequate protection.

Trademarks

We operate under the trademark “ELECTRA MECCANICA SOLO”, which is registered under applicable intellectual property laws. We have also registered the trademark for the name “Tofino” in Japan and applied to register the trademark in Canada, the United States, the European Union and China. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Electric vehicle (“EV”) is a broad term for vehicles that do not solely operate on gas or diesel. Within this alternative vehicle group, there are more categories that further segment into alternative vehicles that embrace different innovative technologies such as: (i) battery electric vehicles (“BEV”); (ii) fuel-cell electric vehicles (“FCV”); or (iii) plug-in hybrid electric vehicles (“PHEV”).

BEVs draw on power from battery management systems to power electric motors instead of from an internal combustion engine, a fuel cell, or a fuel tank. The Nissan Leaf, Tesla Model S, and our SOLO are BEVs.

FCVs typically utilize a hydrogen fuel cell that, along with oxygen from the air, converts chemical energy into electricity which powers the vehicle’s motor. Emissions from a FCV are water and heat, hence making FCVs true zero-emission vehicles. The Honda Clarity, Hyundai Tucson and Toyota Mirai are FCVs.

PHEVs are the hybrid vehicles that have both an electric motor and an internal combustion engine. A PHEV can alternate between using electricity while in its all-electric range and relying on its gas-powered engine. The Chevrolet Volt and the Toyota Prius are examples of PHEVs.

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

There currently exists different categories of charging stations depending on the voltage they provide. EV owners can often charge at home on a regular 110-volt outlet which may take between 10 hours to 20 hours depending on the model and make of the EV. This type of outlet and charging is termed level 1 charging. Level 2 charging means the voltage at the charging station is typically around 240 volts and this type of outlet is usually available at public charging stations, shopping malls and big box retailer parking lots, and even located in certain residential hi-rises. Charging at a level 2 station typically cuts down the level 1 charge time in half and may require a small fee for the service which may vary depending on the provider and the location.

Electric Vehicles/Automotive – Global Market

EVs have been around for a number of years, but have only recently gained mass adoption and public interest due to open discussions of GHG emission levels, government and international policies on climate change and pollution, increased literature on EVs, fluctuating fuel costs, and improved battery management systems and EV range. According to Navigant Research, the global light duty EV market is estimated to grow from 2.6 million vehicle sales in 2015 to over 6.0 million vehicle sales in 2024.

EVs in the global market are gaining adoption by the general public and these efforts have also been aided by traditional automotive manufacturers’ entry into the market. The majority of growth in the EV industry has been led by the following top five EV models: (1) Nissan Leaf; (2) Chevrolet Volt (PHEV); (3) Toyota Prius (PHEV); (4) Tesla Model S; and, (5) Mitsubishi Outlander (PHEV). There are few manufacturers that are solely devoted to the manufacturing of EVs, the most well-known and popular one being Tesla Motors.

On a global scale, EVs are gaining popularity, particularly in countries where there is high population density, narrow roads, and limited urban space. According to an April 2016 article from Pedestrian Observations, an online website dedicated to transit-oriented developments, several European countries are formulating programs that ban cars fueled by petrol or diesel. This initiative was introduced by Norway’s Minister for the Environment and co-spokesperson for the Green Party, which expects to implement the ban completely by 2025.

In France, the Paris region has been calling for a phase-out of the internal combustion engine due to rising levels of particulate pollution from diesel vehicles and the local government is looking into implement more battery charging stations to help commuters refuel along the way. The German government is expecting German automakers to spend more money on research and development for improved battery range and charging stations.

In Belgium, Switzerland, and the Netherlands, such governments would like a similar phase-out program akin to that of Norway’s. These countries expect the phase-out to be complete by 2030. In some of these countries, however, there remain opposing parties to the phase-out program and it is uncertain as to how it will ultimately play out.

We believe that the aforementioned initiatives show that there is significant demand for EVs and with government support, adoption of EVs and changes to the industry can be made more rapidly. Our management believes that these initiatives will materialize and are optimistic at the prospects of an overall cleaner environment and bigger market for EVs.

Electric Vehicles/Automotive – Canadian Market

Data from FleetCarma.com (“FleetCarma”), a clean technology information and communications technology website, reported 2015 EV sales in Canada to be 6,933. Although this number pales in comparison to the total 1.898 million internal combustion vehicles sold in Canada in 2015, the 2015 EV sales numbers represent an approximate 32% increase in sales over 2014. The graph below from FleetCarma further breaks down the number of vehicles sold by each EV automaker in Canada in 2014 and 2015.

As can be seen from the graph above, Tesla Motor’s Model S made huge strides in sales, recording a 137% increase in 2015 over 2014. Nissan Leaf sales also increased by 23% in 2015 while Chevrolet Volt sales were down 8% in 2015 as compared to the previous year.

FleetCarma also states the total number of EVs on the road in Canada at 18,451. 54% of Canada’s total EVs are BEVs with the rest being PHEVs. FleetCarma’s data also highlights that the Province of Quebec currently leads the rest of Canada with the most registered EVs at 8,500 vehicles, representing 46% of the entire Canadian EV population. The bar chart below from FleetCarma indicates the provinces and their respective number of registered EVs as at December 31, 2015.

Data from British Columbia Air Quality, a government division focused on transportation emissions, indicates that pollutant emissions from conventional gasoline vehicles produce almost five times as much volatile organic compounds (“VOCs”) than gasoline/electric hybrid vehicles.

* NOx refers to Nitrogen Oxides | PM2.5refers to particles in air pollutants that are 2.5 micrometers or less in size

Data from Environment and Climate Change Canada indicates that Canada is one of the top countries with large ratios of emissions to GDP. Canada has been working towards reducing its air pollutant emissions alongside other member countries of the Organisation for Economic Co-operation and Development (“OECD”). As can be seen in the bar chart and table below, Canada’s nitrogen levels in 2014 were reduced by 23.3% from 2004 levels.

Kilotonnes
Tonnes per million US$ gross domestic product
United States
Australia
Canada
Japan
Germany
Turkey
United Kingdom
France
Spain
Italy
0
5000
10 000
15 000
20 000
25 000
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
2004
2014
www.canada.ca/environmental-indicators

Countries	2004 nitrogen oxide emissions (kilotonnes)	2014 nitrogen oxide emissions (kilotonnes)	2004 nitrogen oxide emissions intensity (tonnes per million US dollars of gross domestic product)	2014 nitrogen oxide emissions intensity (tonnes per million US dollars of gross domestic product)
United States	19,248	11,092	1.38	0.69
Canada	2,506	1,923	2.01	1.28

The below bar chart and table also illustrates the 23.6% decrease in VOC emissions in 2014 from 2004 levels. The table compares Canada’s VOC emission levels with that of the United States.

Kilotonnes
Tonnes per million US$ gross domestic product
United States
Canada
Australia
Germany
Turkey
Japan
Italy
United Kingdom
France
Spain
0
4000
8000
12 000
16 000
0
0.5
1.0
1.5
2.0
2.5
2004
2014
www.canada.ca/environmental-indicators

Countries	2004 VOC emissions (kilotonnes)	2014 VOC emissions (kilotonnes)	2004 VOC emissions intensity (tonnes per million US dollars of gross domestic product)	2014 VOC emissions intensity (tonnes per million US dollars of gross domestic product)
United States	14,787	12,917	1.06	0.80
Canada	2,823	2,157	2.26	1.44

The above presented data also points out opportunities for EV markets in countries that have difficulties reducing the air pollution. From the bar charts above, it appears that Australia, Turkey and the United Kingdom will also be ideal markets for EVs which allow for substantial reduction in VOC and NOXemissions.

A February 2016 article from the Globe and Mail provides more insights on the expected levels of emissions in the coming years. According to the article, in 2020, emissions will hit 768 megatons of carbon dioxide – way above Canada’s target of 622 megatons. By 2030, they will have jumped to 815 megatons, compared with a target for that year of 524 megatons. As a result, provincial governments in Canada are carefully monitoring GHG emissions and providing funding and incentives to help reduce these emission levels.

Another reason EVs have become popular is due to variable fuel costs and vehicle maintenance costs that have become a burden for conventional gasoline automobile owners. According to the American Automobile Association, the owner of an average sedan would incur US$8,876 a year in driving costs and an average cost per mile of US$0.592 cents (US$0.367 cents per km). In comparison to the above statistic, an October 2015 Globe and Mail article reports electric vehicles typically cost owners $0.016 per km to drive.

Canada is seen as a leader in many industries, but clean-tech and EVs seems not to be one of them. However, research and data reveals significant interest in EVs from Canadians. According to a 2015 study completed by Ipsos, a market research firm, 80% of Canadians believe electric cars are the way of the future and 75% would like to drive a car not powered by gasoline.

Normally, it is difficult for innovative breakthrough technology to be rapidly adopted by the mass public unless they are well-educated on the technology and the technology is affordable and sufficiently promoted via incentives from the government. In the case of Canada, government incentives and initiatives allow for affordable EVs and convenient free or low-cost charging stations, further promoting the benefits of clean-tech to the general public. Below is an overview of current and prospective provincial government incentives that encourage consumers to embrace EVs. As Ontario, Quebec and British Columbia are the top three most populous provinces in Canada, the overview will focus on these provinces.

In Ontario, 35% of GHGs are created from transportation emissions. In an effort to reduce GHGS, the Province of Ontario has established government rebates for consumers purchasing EVs. The government of Ontario has plans to allocate $325 million for investments in green technology, a portion of it will be devoted to EV programs.

The Province of British Columbia has allotted $7.5 million funding for the Clean Energy Vehicle Program (the “CEVforBC Program”) which provides a $5,000 rebate to consumers of a qualifying battery electric, fuel-cell electric, or plug-in hybrid electric vehicle. The SOLO qualifies for such funding. A further $1.59 million in funding will be invested by the Province of British Columbia into charging infrastructure and hydrogen fueling infrastructure.

In British Columbia, there are over 500 public electric vehicle charging stations to allow for convenient charging. The City of Vancouver alone boasts over 90 public electric charging stations. According to the City of Vancouver website, the municipality now has the biggest municipal EV fleet in Canada, consisting of 26 Mitsubishi iMiEVS and one Nissan Leaf.

British Columbia is not the only province in Canada offering incentives for EVs. According to a February 2016 article from CBC News, the Province of Ontario has announced, effective as of February 10, 2016, a boost to its incentives from the current range of $5,000 to $8,500 per vehicle up to $6,000 to $10,000 for the purchase or lease of eligible plug-in EVs. Additional incentives are available for EVs with larger battery capacity or a five-seater vehicle. CBC News reports there are currently 5,800 EVs in Ontario alone.

According to a CBC News article in December 2015, the Ontario government is expected to allot $20 million in grants to encourage public and private sector partners to construct a network of public EV charging stations which will be available in cities, offices, residential high-rises, and along commuter highways. The EV rebates, along with the EV charging station network, are expected to help reduce Ontario GHGs by 80% of 1990 levels by the year 2050.

The Province of Quebec announced plans to allocate $420 million to promote EVs over the five years between 2015 to 2020. Denis Coderre, the former Mayor of Montreal expected the city to have a total of 1,000 charging stations by 2020. Curbside charging stations will allow EV owners easier access compared to current charging stations that are often located in underground parking lots. The proposed charging stations will primarily be level 2 chargers (which have 240 volts and typically 16 to 30 amps), with approximately six stations being level 3 chargers (which can provide up to 80% of a full charge in 30 minutes). Costs of utilizing the stations are $1 per hour for the level 2 stations (parking costs extra) and $10 per hour for level 3 stations.

Manufacturing Plan

As of April 11, 2018, we have built 25 pre-production vehicles. We have used some of these pre-production vehicles as prototypes, have delivered four to customers upon payment of the purchase price, and have used others as test drive models in our two showrooms. At our facilities located in British Colombia, we can manufacture approximately two to four vehicles per month. Our ability to build EVs at our own facilities has been enhanced by our recent acquisition of Intermeccanica which has over 50 years of custom car manufacturing expertise. Intermeccanica commenced operations during 1959 in Turin, Italy selling speed equipment kits. This led to the production of a Formula Junior racer and eventually to the first unique bodied, hand assembled road car called the InterMeccanica Puch or IMP (21). The car competed at the Nurburgring, a 13.75 mile race circuit in Germany, where it won its 500 cc class. The success of the IMP led Intermeccanica to build the Apollo (101), Griffith (14), Italia (500) and Indra (125) during the period 1959 to 1975. Thereafter, Intermeccanica moved to North America where it started to construct the Porsche 356 Speedster replica and later Intermeccanica moved to Vancouver, Canada, where it developed the tooling to produce the Roadster RS based on the 1959 Porsche 356 D, Intermeccanica incorporated its own tubular chassis in 1986 and offered various powertrains from the original VW air-cooled engine to a six-cylinder engine from a Porsche 911. Intermeccanica, throughout its operating history, has built approximately 2,500 vehicles.

To enable us to mass produce our EVs, we have entered into a manufacturing agreement with Zongshen located in Chongqing, China. Under the agreement, Zongshen has begun the process of establishing tooling and has contracted to produce 75,000 SOLO vehicles. Zongshen, through its subsidiary, Chongqing Zongshen Engine Manufacturing Co., Ltd. is a subsidiary of Zongshen Power. Since its establishment in 1992, Zongshen Power has grown into a large-scale scientific and technical enterprise capable of researching, developing, manufacturing and selling a diverse range of motorcycles and motorcycle engines in China. Its products include over 130 models of two-wheeled motorcycles, electric motorcycles, three-wheeled motorcycles, cross-country vehicles and ATVs with motors ranging from 35CC to 500CC. Zongshen Power has been an industry leader for many successive years. Zongshen has purchased $1,017,532 of our common shares from us and beneficially owns approximately 11.1% of our common shares. If we complete this offering, we expect to begin placing orders with Zongshen in the first or second quarter of 2018 and to begin sales of SOLOs in August 2018. We anticipate that Zongshen will produce up to 5,000 of our cars in 2018, 20,000 of our cars in 2019 and 50,000 of our cars in 2020.

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Marketing and promotional efforts must emphasize the SOLO’s image as an efficient, clean, and affordable EV for the masses to commute on a daily basis. If we can successfully promote the SOLO on these points, we expect growth in sales and customer base to occur rapidly.

A key point to the marketing plan is to target metropolitan cities with high population density, expensive real estate, high commuter traffic load, and pollution levels which are becoming an enormous concern. Accordingly, our management has identified cities in Canada and the United States that fit the aforementioned criteria and have plans to seek out suitable locations in the following cities for additional showrooms in the second and third quarters of 2018: Toronto; Seattle; Los Angeles; San Francisco; and Manhattan.

Key aspects of our marketing plan are highlighted below. We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points.

●	Organic engagement on social media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO, which to date has had positive traction.

●	Earned media – we have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch.

●	Investor Relations/ Press Releases – our in-house investor relations team will provide media releases/kits for updates and news on our progress.

●
Industry shows and events – we displayed the SOLO at the Vancouver International Autoshow in March 2017 and at the Consumer Electronics Show in Las Vegas in January 2018. Promotional merchandise giveaways will enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at to accept SOLO reservations.

●	First-hand experience - Test-drives and public viewings are available at our existing showrooms in and near the Vancouver downtown core.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts, we plan to focus on the features that differentiate our SOLO from the existing EVs on the market.

Reservation System

We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit, a Super SOLO by paying a refundable $1,000 deposit and a Tofino by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as the respective vehicles are produced. As of April 11, 2018, we have received deposits for 700 SOLOs, 14 Super SOLOs and 110 Tofinos. In addition, we have received non-binding letters of intent for 59,900 vehicles from corporate entities that are not required to make a deposit.

We will earn revenue once a vehicle has been delivered to the customer who has pre-ordered their vehicle. Each order is placed in line as received and fulfilled once the vehicle becomes available. The customer may, at any time, for any reason, cancel their order and have their deposit returned. We do not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

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

We are unable to identify where we hope to establish franchise dealers as opposed to corporate owned dealerships. The establishment of franchise dealers will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for franchised dealerships from individuals, and do not have any franchise or dealer agreements. Our vehicles will initially be available directly from Electrameccanica.

We plan to only establish and operate corporate owned dealerships in those states in the U.S. that do not restrict or prohibit certain retail sales models by vehicle manufacturers. In all other instances, we plan to establish franchise dealerships to comply with local regulations.

Service Model

We plan to have our vehicles serviced through our corporate and franchised dealerships.

Government Regulation

As a vehicle manufacturer established in Canada, we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada. Receipt of the NSM is contingent on us demonstrating that our vehicles are designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO and the Super SOLO are under the three-wheeled vehicle category and are subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,_c._1038/section-sched3.html). For sale into the United States, we and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations (“CFR”) Title 49 - Transportation. This includes providing Manufacture Identification information (49 CFR Part 566), VIN-deciphering information (49 CFR Part 565), and certifying that our vehicles meet or exceeds the applicable sections of the Federal Motor Vehicle Safety Standards (40 CFR Part 571) and Environmental Protection Agency noise emission standards (40 CFR 205). Since the U.S. regulations do not have a specific class for three-wheeled ‘autocycles’, the SOLO and the Super SOLO fall under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571.

We obtained U.S. compliance certification for the SOLO in the first quarter of 2018 at a testing facility in Quebec, Canada. Compliance certification of the SOLO for Canada began in 2018, and we estimate, depending on the weather and results, that it will be complete in the second quarter of 2018.

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

Although the SOLO and the Super SOLO fall under the definition of a motorcycle under U.S. regulations, a motorcycle license is not required to drive them in all but two U.S. states.

Competition

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future as we move towards production of the SOLO, the Super SOLO and the Tofino and the introduction of other models such as the anticipated “Twinn” and the “Cargo.” Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we also face strong competition from established automobile manufacturers, including manufacturers of EVs, such as the Tesla Model S, the Chevrolet Volt and the Nissan Leaf.

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

Electra Meccanica SOLO	**Tesla Model S**	**Chevrolet Volt**	**Nissan Leaf**
Price	$19,888 ✓	$90,900+	$39,590+	$32,698+
Electric-only miles	Up to 160km	Up to 385km	Up to 85km	Up to 133km
Price/ Range	$124.3/km ✓	$236/km	$465.76/km	$245.85/km
Top Speed	120km/h	225km/h	100km/h	150km/h
Full charge time	3 hours on 240 volt outlet ✓	4 - 14 hours on 240 volt outlet	4.5 hours on 240 volt outlet	Approx. 8 hours on 240 volt outlet
Vehicle Class	Micro	Midsize	Compact	Minicompact

*In the above matrix, each vehicle may be available in different models, only the lowest model's specs and prices are quoted in the matrix.

We believe the primary competitive factors in our market include but are not limited to:

●	technological innovation;

●	product quality and safety;

●	service options;

●	product performance;

●	design and styling;

●	brand perception;

●	product price; and

●	manufacturing efficiency.

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

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in the EV market and our market share. We might not be able to compete successfully in our market. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

We have allocated substantial resources in developing our first vehicles. We expended $4,430,386 during the fiscal year ended December 31, 2017 and $2,778,295 during the fiscal year ended December 31, 2016 on research and development costs which include labor and materials.

Employees

As of April 11, 2018, we employed a total of 44 full-time and no part-time people at our principal executive offices in Vancouver, British Columbia. None of our employees are covered by a collective bargaining agreement.

The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	29
Sales & Marketing	4
General & Administration	5
Executives	6

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this prospectus, no director, officer or affiliate is a party adverse to us in any legal proceeding, or has an adverse interest to us in any legal proceeding.
Intermeccanica Business

In October 2017, we acquired Intermeccanica. In addition to the manufacturing and design experience that the acquisition provided us, we acquired a business of custom car manufacturing. Intermeccanica, throughout its operating history, has built approximately 2,500 vehicles, and in in the year ended December 31, 2017, Intermeccanica sold eight vehicles. We intend to continue the legacy business of Intermeccanica, but we do not envision that it will be central our operations, represent a material portion of our revenue if we develop our business as planned or account for a material portion of our expenses.

C. Organizational structure

We have one subsidiary, Intermeccanica International Inc., a corporation subsisting under the laws of the Province of British Columbia, Canada.

D. Property, plant and equipment

Our principal office is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. On July 25, 2015, we together with Intermeccanica as tenants entered into a light industrial lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) for the premises located at 102 East 1st Avenue, Vancouver, British Columbia. The lease agreement is for a term of five years which commenced on November 1, 2015, with a monthly minimum rent of $3,918.86 plus additional rent, which includes operating costs, property taxes, utilities and a management fee of 4% of the minimum rent for the particular lease year. The leased premises is 7,235 sq. ft. in size and we are not allowed to assign the lease or grant a sublease of the whole or any part of the leased premises without the written consent of the Landlord.

Currently, our development and manufacturing facility is located at 47 Braid Street, New Westminster, British Columbia, Canada and is capable of producing four to ten SOLOs per month. Our existing production facilities are being used to build four pre-production SOLOS and for the development of the Super SOLO, and they are adequate for production of the low volume required for the Super SOLO. We together with Intermeccanica as tenants entered into a lease agreement with Astron Realty Group Inc. for Unit 47, which commenced on August 1, 2016 and expires on July 31, 2020. Unit 47 is approximately 7,270 sq. ft. and the minimum rent per month is $3,938 until July 31, 2017 and $4,089 from August 1, 2017 to July 31, 2020, and we are responsible for all associated lease costs such as strata fees, property taxes, utility fees and other charges associated with the occupancy of such premises. Our management has met with several groups to discuss the possibility of a production facility located in Canada and internationally.

Ideally, the new production facility will be 50,000 to 200,000 square feet, which will allow our company to produce 25,000 to 50,000 SOLOs per year. We have also consulted a process design company, which will form a suitable manufacturing flow production process and facility layout for our anticipated 10 production lines that will maximize labor and equipment usage and minimize manufacturing and assembly time. Our management estimates the full assembly of a SOLO in the new production facility will take approximately four hours. An example of the layout of the new production facility is presented below. We estimate that the cost of the machinery to equip a new production facility will range from $10 million to $15 million for the assembly of vehicles. Experts in the field of designing and equipping a manufacturing facility presented to us that a facility of 50,000 to 200,000 square feet will be able to produce between 25,000 to 50,000 vehicles per year. The level of automation will determine if the equipment cost will be on the lower-end of the range ($10 million) for a semi-automated facility, to the upper-end of the range ($15 million) for a fully automated facility. While it is difficult to forecast any sales, we believe that there are enough expressions of interest to satisfy the production capabilities of the above mentioned facility. However, we do not anticipate building a new production facility until sometime in 2018 or later if the demand for the SOLO materializes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This report should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Forward-Looking Statements” and “Risk Factors”.

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading “Critical Accounting Policies and Estimates”, and have not changed significantly since our founding.

Overview

ElectraMeccanica Vehicles Corp., (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and our principal activity is the development and manufacturing of single occupancy electric vehicles. Our head office and principal address is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Going Concern

The accompanying financial statements have been prepared under the assumption that our company will continue as a going concern. We are a development stage company and have incurred losses since our inception. As shown in the accompanying financial statements, we have had minimal revenues and have incurred a net loss and comprehensive loss of $11,366,372 during the year ended December 31, 2017 and have a cash balance and a working capital surplus of $8,610,996 and $6,653,009, respectively, as at December 31, 2017. We raised $3,177402 subsequent to December 31, 2017, which may not be sufficient to enable us to operate for the next 12 months and execute our business plan.

Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of our creditors and our shareholders. In the past, we have relied on sales of our equity securities to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations. The above indicates the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

As at December 31, 2017, we had not commenced commercial production, and we are currently unable to finance day-to-day activities through operations. Our continuation as a going concern depends upon the successful results from our electric vehicles manufacturing activities and our ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. Management intends to finance its operations over the next twelve months through the proceeds derived from this offering. Should we be unable to continue as a going concern, the net realizable value of our assets may be materially less than the amounts on our statement of financial position.

A. Operating Results

Results of Operations for the Year ended December 31, 2017 as Compared to the Year Ended December 31, 2016

Revenues

Revenue for the year ended December 31, 2017 was $109,173 (2016: $nil). Our revenue was derived by the sale of one roadster by Intermeccanica during the period from acquisition to December 31, 2017. As Intermeccanica was our sole source of revenue and we acquired Intermeccanica in October 2017, we had no revenue prior to October 2017.
Operating Expenses

We incurred costs and expenses in the amount of $9,534,379 for the fiscal year ended December 31, 2017, an increase from costs and expenses of $8,942,022 for the period ended December 31, 2016.

This increase in incurred costs and expenses is primarily attributable to the collective results of the following factors:

●
General and administrative expenses for year ended December 31, 2017 were $2,373,251 compared to $1,205,835 for the period ended December 31, 2016. The following items are included in general and administrative expenses:

-
Rent, which increased to $269,716 for the year ended December 2017 from $141,957 for the period ended December 31, 2016. The increase was caused by the increase in our production premises as we expand our production capabilities to produce the SOLO, an increase in our retail presence and the addition of rental space on the acquisition of Intermeccanica;

-
Office expenses, which increased to $345,986 for the year ended December 31, 2017 from $113,158 for the period ended December 31, 2016. The increase was caused by travel costs to China and New York, an increase in directors and officers liability insurance as we migrated from a private company in 2016 to a public company in 2017 and a donation of our first SOLO vehicle to Loving Spoonful, a non-profit organization;

-
Legal & Professional expenses, which increased to $912,347 for the year ended December 31, 2017 from $643,725 for the period ended December 31, 2016. The majority of the legal expenses was due to the filing of our application for a ticker symbol to the Financial Industry Regulation Authority (FINRA) in the United States of America, other legal costs associated with contracts, together with professional fees associated with the filing of our amended F1 registration statement, the purchase of Intermeccanica, and fees related to the filing and receiving of our Scientific, Research and Experimental Development (SRED) claim;

-
Consulting fees, which increased to $405,176 for the year ended December 31, 2017 from $186,437 for the period ended December 31, 2016. Consulting fees relate to services provided for accounting, finance and corporate advisory services. The increase in fees related to the use of additional consultants for investor relations and executive advisory services; and

-
Salaries & Employees related expenses, which increased to $326,770 for the year ended December 31, 2017, from $120,558 for the corresponding year ended December 31, 2016. Increases relate to the addition of new employees and the addition of employees related to the acquisition of Intermeccanica.

●
Research and development expenses increased to $4,430,386 for the year ended December 31, 2017, from $2,778,295 for the period ended December 31, 2016 primarily as a result of an increase in the costs of materials to $2,763,355 from $1,266,730 over the two periods. We continue to develop our first electric vehicles. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2017, the Company received $193,534 (2016: $203,997) in government grants related to the Industrial Research Assistance Program (“IRAP) administered by the National Research Council. In addition, the Company received $111,380 (2016: $nil), in Scientific Research and Experimental Development (“SRED”) grant..

●
Sales and marketing expenses increased to $631,381 for the year ended December 31, 2017 from $209,455 for the period ended December 31, 2015. We have increased our sales and marketing efforts by opening retail stores, increasing our social media presence and increasing our staff as our first electric vehicle, the SOLO, nears production.

●
Stock-based compensation charges for the year ended December 31, 2017 were $889,511 (2016: $1,461,189). We issued 1,120,000 stock options at an exercise price of $1.00 per share during the year ended December 31, 2017. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

●
Share-based payment expense decreased to $1,085,716 for the year ended December 31, 2017 as compared to $3,264,681 for the corresponding year ended December 31, 2016. During the year ended December 31, 2017, the Company issued 45,045 warrants to a consultant to provide marketing services which were fair valued at $274,407 and shares provided for corporate advisory services were fair valued and resulted in a non-cash amount of $811,309.

Other Items

We incurred an interest accretion expense of $69,562 for the year ended December 31, 2017 (2015: $25,908) relating to a convertible loan (note 11 in the financial statements for the year ended December 31, 2017). We valued our finder’s fee related to the convertible loan at $258,542 (2016: $nil).

We incurred changes in fair values of warrant derivative of $186,269 (2016: $Nil), caused by warrants priced in US dollars, while our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us are not fixed and will vary based on foreign exchange rates and the warrants are a derivative under IFRS, and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss.

We impaired our goodwill arising from the acquisition of Intermeccanica, after a third-party valuation report was commissioned to value the acquisition and apportion the purchase price to the net assets of Intermeccanica, which amounted to $1,342,794 (2016: $nil).

In addition, other items include a foreign exchange loss of $20,048 for the year ended December 31, 2017 (2015: $5,417). Some of our expenses are paid to suppliers based in the United States who invoice us in US dollars.

Net and Comprehensive Income (Loss)

As a result of the above factors, we reported a net loss and comprehensive loss for the year ended December 31, 2017 of $11,366,372 (2016: $8,973,347).

B. Liquidity and Capital Resources

Our operations consist of the designing, developing and manufacturing of electric vehicles. Our financial success depends upon our ability to market and sell our electric vehicles; and to raise sufficient working capital to enable us to execute our business plan. Our historical capital needs have been met by the sale of common shares. Equity funding might not be possible at the times required by us. If no funds are can be raised and sales of our electric vehicles do not produce sufficient net cash flow, then we may require a significant curtailing of operations to ensure our survival.

The financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net loss and comprehensive loss of $11,366,372 during the year ended December 31, 2017 and had a cash balance and a working capital surplus of $8,610,996 and $6,653,009, respectively, as at December 31, 2017. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on sales of our equity securities to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations. The above indicates the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern.

As of December 31, 2017, we had 47,588,209 issued and outstanding shares and 128,504,425 shares on a fully-diluted basis. We began trading on the over the counter market on September 1, 2017.

We had $6,653,009 of working capital surplus as at December 31, 2017 compared to $3,555,976 of working capital surplus as at December 31, 2016. The increase in working capital surplus resulted from cash used in operations of $7,320,080 (2016: $4,162,835); cash used in investing activities of $2,104,816 (2016: $357,372) resulting from the additions to property, plant and equipment and the purchase of Intermeccanica; which was offset by financing activities generating cash of $14,119,609 (2016: $8,330,133) due to the issuance of 3,820,499 common shares for net cash proceeds of $10,837,902 (2016: $8,063,633); net proceeds from the issuance of a convertible loan of $2,441,191 (2016: $300,000); and proceeds received in fiscal 2017 from share subscriptions of $750,000 (2016: $101,500) for shares that were issued in 2018.

As at December 31, 2017, we had cash and cash equivalents of $8,610,996 (2016: $3,464,108).

As of December 31, 2017, we had no outstanding commitments, other than rent and lease commitments and $7.8 million payable to our manufacturing partner for the production of the SOLO (see note 9 to our financial statements for the year ended December 31, 2017). On October 16, 2017, Jerry Kroll, our President and CEO, entered into a Share Pledge Agreement with Zongshen to guarantee our payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 800,000 common shares of the Company at a deemed price of USD $2.00. Apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, we have not pledged any of our assets as security for loans, or otherwise and are not subject to any debt covenants.

As of December 31, 2017, we had total current assets of $10,007,684 and total current liabilities in the amount of $3,354,675. As a result, we had working capital surplus of $6,653,009 as of December 31, 2017 (2016: $3,555,976).

Subsequent to December 31, 2017, we issued 1,526,669 common shares for proceeds of $3,177,402, net of share issue costs.

Our monthly burn rate is currently $400,000 per month.

Cash Used in Operating Activities

Operating activities used $7,320,080 in cash for the fiscal year ended December 31, 2017, compared to $4,162,835 in cash used in operating activities for the year ended December 31, 2016. Our negative cash flow from operating activities for the fiscal year ended December 31, 2017 was caused by our being in development phase of our overall business plan (which overall business plan excludes Intermeccanica’s business), and we do not expect to realize any revenues from our overall business plan until the third quarter of 2018.

Cash Used in Investing Activities

Cash flows used in investing activities for the fiscal year ended December 31, 2017 was $2,104,816 compared to $357,372 cash flows used in investing activities for the fiscal year ended December 31, 2016. The increase in cash flows used in investing activities for the fiscal year ended December 31, 2017, was caused primarily by increases in expenditures in equipment to $1,264,265 (2016: $232,027) and investment to $900,000 (2015: $100,000).

Cash flows from Financing Activities

Cash flows generated from financing activities for the fiscal year ended December 31, 2017 were $14,119,609, compared to $8,330,133 for the fiscal year ended December 31, 2016. During the fiscal year ended December 31, 2017, we repaid a shareholder loan of $33,155 (2016: $135,000), generated net cash proceeds from the issuance of common shares net of share issue costs of $10,837,902 (2016: $8,063,633), received $2,441,225 from convertible loans which converted to equity (2016: $300,000) and generated proceeds of $750,000 from share subscriptions (2016: $101,500).

C. Research and Development, Patents and Licenses, etc.

Research costs are expensed when incurred. Development costs including direct material, direct labor and contract service costs are capitalized as intangible assets when we can demonstrate that the technical feasibility of a project has been established; that we intend to complete the asset for use or sale and have the ability to do so; that the asset can generate probable future economic benefits; that the technical and financial resources are available to complete the development; and that we can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, we have not met the criteria to capitalize development costs.

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2017 and 2016:

	Fiscal year ended December 31, 2017	Fiscal year ended December 31, 2016
Labor	$1,971,946	$1,715,562
Materials	2,763,355	1,266,730
Government grants	(304,914)	(203,997)
Total	$4,430,387	$2,778,295

D. Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. However, as of April 11, 2018, we had an order backlog of 700 SOLOs, 14 Super SOLOs and 110 Tofinos.

E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

		Payments due by period
Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating Lease Obligations	$817,070(1)	$310,034	$507,036	Nil	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	Nil	Nil	Nil	Nil	Nil
Total	$817,070	$310,034	$507,036	Nil	Nil

(1)
Office and warehouse rent, based on $17,410.68 per month October through December 2016; $18,422.62 per month January through December 2017. Amounts are estimated due to fluctuations in common area maintenance charges.

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jerry Kroll (1)(2)(3), British Columbia, Canada	57	President, CEO and director	February 16, 2015

Kulwant Sandher (2)(5), British Columbia, Canada	56	Chief Financial Officer and Secretary	June 15, 2016

Iain Ball, British Columbia, Canada	63	Vice-President, Finance	February 16, 2015

Henry Reisner (2), British Columbia, Canada	53	Chief Operating Officer and director	February 16, 2015

Ed Theobald, British Columbia, Canada	65	General Manager	February 16, 2015

Shaun Greffard (2)(3)(6)(8), British Columbia, Canada	43	Director	August 8, 2016

Louisa Ingargiola (3)(4)(6)(7)(8), Florida, USA	50	Director	March 16, 2018

Steven Sanders (4)(6)(7)(8), New York, USA	72	Director	March 16, 2018

Robert Tarzwell (2)(3)(4)(6)(7)(8), British Columbia, Canada	47	Director	August 8, 2016

Mark West British Columbia, Canada	50	Vice-President, Sales & Dealerships	November 1, 2016

(1)	Mr. Kroll was appointed President, CEO and a director of the Company effective February 16, 2015.
(2)	Member of the Social Media Committee.
(3)	Member of the Enterprise Risk Oversight Committee.
(4)	Member of the Nominating Committee
(5)	Mr. Sandher was appointed CFO of the Company on June 15, 2016. Mr. Sandher was appointed as Secretary of the Company on August 8, 2016.
(6)	Member of the Corporate Governance and Human Resources Committee.
(7)	Member of the Compensation Committee

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors, and executive officers as of the date of this prospectus:

Jerry Kroll – President, Chief Executive Officer and a director

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

Mr. Kroll’s experience and skillset in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage, and execute strategies for our company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003.

Kulwant Sandher, Chief Financial Officer and Secretary

Kulwant Sandher is a Chartered Professional Accountant with over 25 years of experience in business and finance. Mr. Sandher graduated from Queen Mary, University of London (formerly known as Queen Mary College) in 1986 with a B.Sc. degree (Eng.) in Avionics. Mr. Sandher became a Chartered Accountant in England in 1991 and received his Chartered Professional Accountant designation in Canada in 1997.

Mr. Sandher has considerable private and public company experience. He served as CFO of MineSense Technologies Inc. from August 2013 until July 2015; as CFO of Alba Mineral Ltd. from June 2017 to the present; as CFO of Delta Oil & Gas from October 2008 to September 2017; as CFO of Astorius Resources Ltd. from June 2017 to the present; as CFO of Hillcrest Petroleum from December 2011 to April 2015; as CFO of Intigold Mines Ltd. from December 2010 to April 2017; and as COO & CFO for Marketrend Interactive Inc., from March 2004 to March 2006.

Mr. Sandher has also served as CFO of several publicly listed companies, including: Hillcrest Petroleum (TSX-V), Millrock Resources Inc. (TSX-V) and St. Elias Mines (TSX-V). Currently, Mr. Sandher serves as President of Hurricane Corporate Services Ltd. and as CFO of Alba Resources Ltd. (TSX-V). Furthermore, Mr. Sandher is currently serving as a director and CFO of Delta Oil and Gas Inc. since 2007 and Director of The Cloud Nine Education Group Inc since December 2015.

Iain Ball, Vice-President, Finance

Mr. Ball is an experienced financial executive with over 25 years of international corporate financial and general management experience. He has been providing CFO services, along with strategic and financial advice, to growing companies and start-ups since 2012, and served as our CFO from June 2015 to June 2016.

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

Henry Reisner, Chief Operating Officer

Mr. Reisner is the current President of Intermeccanica, a subsidiary of our company, which is an automobile manufacturer, and has held this position since 2001. He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Ed Theobald, General Manager

Mr. Theobald is a seasoned operational manager with over 40 years of experience in finance, industrial sales, construction, retail, and oil & gas industries. This experience includes over 20 years as at Envirotest Canada from when he started in 1995 through to his current position as general manager which he has held since January 2015. He also oversaw the operations of 16 automotive repair shops as Regional Manager of Speedy Glass. Mr, Theobald became our General Manager in February 2015.

Shaun Greffard, Director

Mr. Greffard is a management professional with over 20 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has been responsible for Ledcor's over $80M Canadian telecommunications division and responsible for negotiating commercial and contractual terms for the largest P3 telecommunications deal in North America valued at close to US$600M over a three-year Design/Build contract and 30 year Operations contract. He was also responsible for negotiating numerous US contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. He has been responsible for conducting labor negotiations and transforming people, culture and corporate image after a prolonged labor dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Group. He is currently the Vice President of Strategic Projects at the Ledcor Group.

Mr. Greffard holds a Master’s in Business Administration from Royal Roads University.

Dr. Robert Tarzwell, Director

Dr. Tarzwell began his career as a psychiatrist at St. Paul’s Hospital in 2006. His experience and expertise led him to other clinical/consultant roles in medicine and academia, serving as external faculty member for Green College of the University of British Columbia, medical advisor for virtual healthcare application Medeo, and clinical assistant professor in the faculty of medicine at the University of British Columbia. Dr. Tarzwell is currently Clinical Director of Research for Mental Health at Lions Gate Hospital. For over five years, Dr. Tarzwell has run his own private medical practice.

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

Louisa Ingargiola

Ms. Ingargiola has been the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Luisa also serves as a director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Luisa is a former chief financial officer and current board member of MagneGas Corporation. In addition, she has served as Audit Chair for several public companies in the technology, environmental and energy industries.

Steven Sanders

Since January 2017, Mr. Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP.  From January 1, 2001 to December 31, 2003, he was counsel to the law firm of Spitzer & Feldman PC.  Mr. Sanders also serves as a Director of Helijet International, Inc.  Additionally, he is a Director of the Roundabout Theatre (the largest not-for-profit theatre in North America), Town Hall New York City, and he is a director at Trustee, American Academy of Dramatic Arts. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Mark West, Vice-President, Sales & Dealerships

Mark West has over 25 years of experience directing and expanding operations in the highly competitive food and beverage industry. Mr. West was instrumental in the local and international growth of Blenz Coffee from 10 stores to over 70 stores in Canada and Asia. Mr. West was the President of Blenz Coffee from September 2012 to December 2016 and previously held the positions of President, Vice-President, Manager of Operations and Manager of Franchising from 1996 to 2007. Mr. West was the Vice-President and an owner of MyCup Coffee and Tea from 2008 to 2012. Mr. West joined our team in November 2016.

Advisory Board

We have a full Advisory Board in place, complete with individuals who have various backgrounds and experience to complement our operations, mission, and business strategy. The Advisory Board provides suggestions to our management on an as-needed basis. The Advisory Board does not have a charter and does not meet on a scheduled basis. It is comprised of the following individuals:

Name	State/province of residence	Position
John Douglas Reynolds	British Columbia, Canada	Chairperson of Advisory Board
Myron Trenne	Michigan, USA	Advisory Board member
Anthony Luzi	Nevada, USA	Advisory Board member
Bill Calsbeck	British Columbia, Canada	Advisory Board member
Mike Volker	British Columbia, Canada	Advisory Board member
Jim Fletcher	British Columbia, Canada	Advisory Board member
Ted Wilkinson	British Columbia, Canada	Advisory Board member

Myron Trenne, Advisory Board

Mr. Trenne’s background in the automotive industry includes research and development roles at the General Motors Technical Center before becoming a founding member and Vice President of Engineering at TRW Transportation Electronics.

Mr. Trenne further developed his management skills through his role of General Manager of Eaton’s automotive research and development center and Yazaki North America, Inc. During his time at Yazaki North America, Inc., Mr. Trenne was the Vice President of research and development and marketing and was the General Manager responsible for overseeing a US$100 million business unit.

As a pioneer of automotive digital technology, Mr. Trenne led the first team to apply a programmable microcomputer to a car, which integrated anti-lock braking system, traction, cruise control, ignition and digital instruments with a single digital processor. Subsequent system developments included gas and diesel electronic fuel injection, EVs, vehicle electrical architectures, vehicle fiber optics, high voltage EV components, and Intelligent Transportation Systems. Furthermore, Mr. Trenne has authored over a dozen vehicle system and control patents.

Mr. Trenne had previously served as Treasurer for the Convergence Transportation Electronics Association which merged with the Society of Automotive Engineers in 2009. Mr. Trenne has served many roles in the SAE including Committee Chair and Board positions.

Mr. Trenne received a Bachelor of Science in electrical engineering from Kettering University, formerly known as the General Motors Institute. He also received his Master of Science in electrical engineering from the University of Colorado and is a licensed Professional Engineer.

Mike Volker, Advisory Board

Mr. Volker is an entrepreneur and angel investor active in the development of new high technology ventures. Shortly after completing his education at the University of Waterloo, Mr. Volker founded Volker-Craig Ltd, a video terminal manufacturer, in 1973. After the sale of Volker-Craig Ltd. in 1981, Mr. Volker focused on supporting entrepreneurs in building their business and investing in start-ups. Mr. Volker’s dedication in helping entrepreneurs has led him to expand his reach into public education and leading entrepreneurship-centric organizations.

As an instructor, Mr. Volker teaches a business course and an intellectual property management course at Simon Fraser University where he is also the Director of the SFU’s Innovation Office, which facilitates the creation of new university-industry research and development partnerships and commercializes the university’s research results.

His recent projects include: GreenAngel Energy Corp, a public company that invests in green technologies and the Western Universities Technology Innovation Fund, an angel fund for start-ups. Mr. Volker runs the Vancouver Angel Technology Network and is actively involved with New Ventures BC, an annual business competition.

Mr. Volker holds a Bachelor’s degree in engineering and a Masters in Applied Science from the University of Waterloo.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Term of Office

Each director of our company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

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

i)
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

ii)	engaging in any type of business practice; or

iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

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

	i)	any Federal or State securities or commodities law or regulation; or
ii)
any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

	iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8.
was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with our company. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

●	Shaun Greffard;

●	Robert Tarzwell;

●	Luisa Ingargiola; and

●	Steven Sanders.

Code of Business Conduct and Ethics

On December 22, 2017, we adopted a Code of Conduct and Ethics that applies to our directors, officers and other employees.

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

Benchmarking

Our Board of Directors established a Compensation Committee in March 2018. Prior to that, our Board of Directors acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

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

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the Named Executive Officers:

Compensation Discussion and Analysis

This section sets out the objectives of our company’s executive compensation arrangements, our company’s executive compensation philosophy and the application of this philosophy to our company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2016 with respect to our Named Executive Officers (as defined below). When determining the compensation arrangements for the Named Executive Officers, our Board of Directors acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors established a Compensation Committee in March 2018. Prior to that, our Board of Directors acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under our Stock Option Plan (as defined below).

The key features of these two primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to our company (in particular, companies in the EV industry) and a review of our performance as a whole and the role such executive officer played in such corporate performance.

2.	Stock Option Awards

We provide long-term incentives to Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. Our Board of Directors acting as the Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of our executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee.

Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee intends to conduct a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board.

The Compensation Committee is currently comprised of Jerry Kroll, Shaun Greffard and Robert Tarzwell, which is currently the entire Board of Directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)
to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to our directors;

(c)
to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)
to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)
to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f)
to determine and recommend for the approval of our directors bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”):

Named Executive Officer and Principal Position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Jerry Kroll(2)	2017	60,000	Nil	358,045	Nil	Nil	Nil	Nil	418,694
President and Chief Executive Officer	2016	30,000	Nil	887,605	Nil	Nil	Nil	Nil	917,605
Kulwant Sandher(3)	2017	65,000	Nil	86,394	Nil	Nil	Nil	Nil	190,777
Chief Financial	2016	31,000	Nil	Nil	Nil	Nil	Nil	Nil	31,000
Officer and Secretary
Iain Ball(4)	2017	60,000	Nil	37,235	Nil	Nil	Nil	Nil	97,883
Vice-President,	2016	52,500	Nil	87,958	Nil	Nil	Nil	Nil	140,458
Finance
Henry Reisner(5)	2017	60,000	Nil	69,757	Nil	Nil	Nil	Nil	130,405
Chief Operating	2016	53,000	Nil	168,494	Nil	Nil	Nil	Nil	221,494
Officer
Ed Theobald(6)	2017	60,000	Nil	37,235	Nil	Nil	Nil	Nil	97,883
General Manager	2016	45,000	Nil	87,958	Nil	Nil	Nil	Nil	132,958
Mark West(7)	2017	160,167	Nil	70,563	Nil	Nil	Nil	16,167	262,896
Vice-President,	2016	16,000	Nil	Nil	Nil	Nil	Nil	Nil	16,000
Sales & Dealerships

(1)
The grant date fair values of the share option awards are determined using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2016.

(2)	Mr. Kroll was appointed the President and Chief Executive Officer of the Company on February 16, 2015, and served as the Secretary of the Company from June 11, 2015 to August 8, 2016.
(3)	Mr. Sandher was appointed Chief Financial Officer of the Company on June 15, 2016. Mr. Sandher was appointed as Secretary of the Company on August 8, 2016.
(4)	Mr. Ball was appointed Chief Financial Officer of the Company on June 4, 2015 and subsequently was appointed Vice- President, Finance of the Company on June 27, 2016.
(5)	Mr. Reisner was appointed Chief Operating Officer of the Company on February 16, 2015.
(6)	Mr. Theobald was appointed General Manager of the Company on February 16, 2015.
(7)	Mr. West was appointed Vice-President, Sales & Dealerships of the Company on November 1, 2016.

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

Pursuant to the terms and provisions of the Kroll Agreement: (a) Mr. Kroll is appointed as our President and Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Kroll a monthly fee of $5,000; (c) grant to Mr. Kroll 45,000,000 stock options exercisable into 45,000,000 common shares at an exercise price of $0.15 per share expiring on June 11, 2022 and 5,000,000 stock options exercisable into 5,000,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Kroll Agreement); (d) provide Mr. Kroll with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

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

The employment of Mr. Kroll will terminate upon the death of Mr. Kroll. Upon the death or Mr. Kroll during the continuance of the Kroll Agreement, we will provide Mr. Kroll’s estate and, if applicable, Mr. Kroll’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

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

Pursuant to the terms and provisions of the Ball Agreement: (a) Mr. Ball is appointed as our Vice-President, Finance and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Ball a monthly fee of $5,000; (c) grant to Mr. Ball 500,000 stock options exercisable into 500,000 common shares at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Ball Agreement); (d) provide Mr. Ball with Group Benefits,; and (e) four weeks’ paid annual vacation per calendar year.

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

Pursuant to the terms and provisions of the Theobald Agreement: (a) Mr. Theobald is appointed as our General Manager and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Theobald a monthly fee of $5,000; (c) grant to Mr. Theobald 500,000 stock options exercisable into 500,000 common shares at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Theobald Agreement); (d) provide Mr. Theobald with Group Benefits; and (e) four weeks’ paid annual vacation per calendar year.

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

Pursuant to the terms and provisions of the Sandher Agreement: (a) through Hurricane Corp, Mr. Sandher is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Hurricane Corp. a monthly fee of $5,000; (c) grant to Hurricane Corp. and/or Mr. Sandher as soon as reasonably practicable after the effective date of the Sandher Agreement stock options to purchase a certain number of common shares on terms reasonably consistent with our other recent executive officers; (d) provide Hurricane Corp. and/or Mr. Sandher with Group Benefits; and (e) four weeks’ paid annual vacation per calendar year.

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

Henry Reisner

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Henry Reisner with a term expiring on July 1, 2019 (the “Reisner Agreement”).

The Reisner Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Reisner provides written notice not to renew the Reisner Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Reisner Agreement: (a) Mr. Reisner is appointed as our Vice-President, Finance and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Reisner a monthly fee of $5,000; (c) grant to Mr. Reisner 1,250,000 stock options exercisable into 1,250,000 common shares at an exercise price of $0.15 per share expiring on August 13, 2022 and 1,250,000 stock options exercisable into 1,250,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Reisner Agreement); (d) provide Mr. Reisner with Group Benefits; and (e) four weeks’ paid annual vacation per calendar year.

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

Pursuant to the terms and provisions of the West Agreement: (a) Mr. West is appointed as our Vice-President, Sales & Dealerships and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. West an initial monthly fee of $4,000 for the month of November 2016, and thereafter a monthly fee of $12,000; (c) pay Mr. West a commission of $10,000 for each and every dealership which is officially opened, which was directly sourced and completed by Mr. West and which is established under an authorization to sell and distribute our goods and services in a particular area; (c) grant to Mr. West as soon as reasonably practicable after the effective date of the West Agreement stock options to purchase a certain number of common shares on terms reasonably consistent with our other recent executive officers; (d) provide Mr. West with individual benefits of up to $10,000 per annum as a car allowance and up to $5,000 per annum as an education allowance (the “Individual Benefits”); (e) provide Mr. West with Group Benefits; and (f) four weeks’ paid annual vacation per calendar year.

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

Stock Option Plans and Stock Options

The following table sets forth, as at December 31, 2017, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	-	-	-
Equity compensation plans not approved by securityholders	57,197,500	$0.20	2,802,500
Total	57,197,500	$0.20	2,802,500

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted the 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 60,000,000 shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2017, there were 57,197,500 outstanding options under the Stock Option Plan leaving an additional 2,802,500 options to acquire common shares that may be granted under the Stock Option Plan.

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

Incentive Plan Awards

Option–based Awards
Named Executive Officer or Director	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date
Jerry Kroll President, Chief Executive Officer and a director	45,000,000 5,000,000 10,000	$0.15 $0.40 $1.00	June 11, 2022 Dec. 9, 2022 Feb. 17, 2024
Kulwant Sandher Chief Financial Officer and Secretary	250,000	$1.00	Feb. 17, 2024
Iain Ball Vice-President, Finance	500,000 750,000 10,000	$0.15 $0.40 $1.00	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2024
Henry Reisner Chief Operating Officer	1,250,000 1,250,000 10,000	$0.15 $0.40 $1.00	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2024
Ed Theobald General Manager	500,000 750,000 10,000	$0.15 $0.40 1.00	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2024
Mark West Vice-President, Sales & Dealerships	225,000	$1.00	Feb. 17, 2024
Shaun Greffard Director	50,000 25,000 250,000	$0.15 $0.40 $1.00	Aug. 13, 2022 Dec. 9, 2022 Feb. 17, 2024
Robert Tarzwell Director	25,000 5,000	$0.15 $1.00	Aug. 13, 2022 Feb. 17, 2024

Incentive Plan Awards

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2017. The only incentive award plan of the Company during such fiscal year was the Stock Option Plan:

Named Executive Officer and Director	Option-based Awards – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)
Jerry Kroll President and Chief Executive Officer	$80,139,063	Nil
Kulwant Sandher Chief Financial Officer and Secretary	$523,699	Nil
Iain Ball Vice-President, Finance	$1,964,414	Nil
Henry Reisner Chief Operating Officer	$3,944,453	Nil
Ed Theobald General Manager	$1,964,414	Nil
Mark West Vice-President, Sales & Dealerships	$366,589	Nil
Shaun Greffard, Director	$40,226	Nil
Robert Tarzwell, Director	$119,115	Nil

(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between US$5.25, the last closing price of our shares on the OTCQB for the year ended December 31, 2017, and the exercise price of the options, multiplied by the number of options that have vested

Director Compensation for Fiscal 2017

Prior to March 2018, including for our fiscal year ended December 31, 2017, our Board of Directors acted as a compensation committee. The Board as a whole made the final determination in respect of compensation matters. Remuneration was assessed and determined by taking into account such factors as our size and the level of compensation earned by directors and officers of companies of comparable size and industry.

The only arrangements we have, standard or otherwise, pursuant to which directors were compensated by us for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts for the financial year ended December 31, 2017, was through the issuance of stock options. The number of options to be granted from time to time is determined by the Board in its discretion.

During the fiscal year ended December 31, 2017, there were three directors, Jerry Kroll, Shaun Greffard and Robert Tarzwell. Mr. Kroll’s compensation information is reported in the Summary Compensation Table for Named Executive Officers above.

We reimburse out-of-pocket costs that are incurred by the directors. Neither we nor any of our subsidiaries has entered into a service contract with any director providing for benefits upon termination of such office.

In March 2018, our Board of Directors appointed a Compensation Committee to assess the appropriate level of remuneration for our directors and officers.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

C. Board Practices

Board of Directors

Our Notice of Articles and Articles are attached as exhibits to the registration statement of which this prospectus forms a part. The Articles of the Company provide that the number of directors is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of our first directors;

(b)	if we are a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)	if we are not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

Our Board of Directors (the “Board”) currently consists of six directors. Our directors are elected annually at each annual meeting of our company’s shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our company’s officers.

Board Committees

Our Board of Directors currently has six committees, the Audit Committee, the Nominating Committee, the Corporate Governance and Human Resources Committee, the Compensation Committee, the Enterprise Risk Oversight Committee and the Social Media Committee.

Audit Committee

Our Audit Committee consists of Luisa Ingagiola, Steven Sanders, Robert Trazwell and Shaun Greffard and is chaired by Luisa Ingagiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering. Our Audit Committee Financial Expert is Robert Tarzwell who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the NASDAQ Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●
reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Steven Sanders and Robert Trazwell and is chaired by Jerry Kroll. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Corporate Governance and Human Resources Committee

Our Corporate Governance and Human Resources Committee consists of Steven Sanders, Luisa Ingagiola, Robert Trazwell and Shaun Greffard and is chaired by Steven Sanders. The Corporate Governance and Human Resources Committee shall be responsible for developing our approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by the by-laws of the Company, by applicable laws, and by the Board, the powers of the Board for the management and direction of the affairs of the Company during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of senior executives of the Company and for considering their terms of employment; reviewing succession planning, matters of compensation; recommending awards under the Company’s long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and the Supplementary Executive Retirement Plan of the Company and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

Our Corporate Governance and Human Resources Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. The Compensation Committee and Governance Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission

Compensation Committee

Our Compensation Committee consists of Luisa Ingagiola, Steven Sanders and Robert Trazwell and is chaired by Luisa Ingagiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Enterprise Risk Oversight Committee

Our Enterprise Risk Oversight Committee consists of Steven Sanders, Luisa Ingagiola, Robert Trazwell and Shaun Greffard and is chaired by Steven Sanders. The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation. The committee shall:

●
review executive management’s assessment of the company’s material risk exposures and the company’s actions to identify, monitor and mitigate such exposures,

●
review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and

●
report to the Board on an annual basis with respect to the committee’s review of the company’s material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Social Media Committee

Our Social Media Committee consists of Jerry Kroll, Robert Trazwell, Shaun Greffard and Henry Reisner and is chaired by Jerry Kroll. The Social Media Committee shall oversee the social media strategy initiatives for the Company pursuant to Regulation FD. The Social Media Committee shall:

●
provide compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

●
establish and maintain corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g. blogging and Tweeting by subject matter experts);

●
prioritize social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology, and organizational project;

●
ensure open communication between the social media department and the other functional units of the Company so as to promote collaborative strategies, planning, and implementation.

D. Employees

As of April 11, 2018, we employed a total of 44 full-time and no part-time people at our principal executive offices in Vancouver, British Columbia. None of our employees are covered by a collective bargaining agreement.

The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	29
Sales & Marketing	4
General & Administration	5
Executives	6

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of April 11, 2018.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Jerry Kroll	President, CEO and Director	Jun. 15, 2015 Jan. 26, 2016	Jun. 15, 2020 Jan. 26, 2021	$0.40$1.00	50,000125,000
Iain Ball	Vice-President, Finance	Aug 19, 2015	Aug. 19, 2020	$1.00	62,500
Robert Tarzwell	Director	Jun. 26, 2015	Jun. 26, 2020	$0.40	375,000(1)
Mark West	Vice-President, Sales & Dealerships	Dec. 1, 2015	Dec. 1, 2020	$1.00	15,500

Notes:
(1)	Mr. Tarzwell hold 187,500 warrants directly and 187,500 warrants registered to Robert Tarzwell M.D. Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of April 11, 2018 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jerry Kroll Vancouver, President, CEO and a director	50,058,324(3)	61.0%

Iain Ball Vancouver, Vice-President, Finance	843,749(4)	1.7%

Henry Reisner, COO	7,508,331(5)	14.8%

Kulwant Sandher, CFO	Nil	Nil

Ed Theobald Vancouver, General Manager	1,218,749(6)	2.4%

Shaun Greffard Surrey, Director	44,789(7)	*

Robert Tarzwell, Director	765,623(8)	1.5%

Mark West, Vice-President, Sales & Dealerships	101,313(9)	*

Directors and Executive Officers as a Group (Eight Persons)	60,540,878(10)	70.8%

Other 5% or more Shareholders:
Megan Martin	5,400,000(11)	10.0%

Yuan Sheng Zhang	5,400,000(12)	10.0%

Shang Wen Yang	4,000,000(13)	7.8%

Unison International Holdings Ltd.	6,400,000(14)	12.0%

Zongshen (Canada) Environtech Ltd.	5,600,000(15)	10.8%

*	Less than 1%.
(1)
Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on April 11, 2018.

(2)	The percentage is calculated based on 49,119,449 common shares that were outstanding as of April 11, 2018.
(3)
This figure consists of (i) 7,175,000 common shares registered directly to Jerry Kroll, (ii) 10,000,000 common shares registered to Ascend Sportmanagement Inc., which Mr. Kroll has discretionary voting and investment authority over securities held by Ascend Sportmanagement Inc., (iii) 175,000 common shares issuable upon exercise of warrants registered directly to Mr. Kroll, (iv) 30,625,000 stock options to purchase 30,625,000 shares of our common share which have vested, and (v) 2,083,332 stock options to purchase 2,083,332 shares of our common share which will vest within 60 days of April 11, 2018.

(4)
This figure consists of (i) 62,500 common shares registered directly to Iain Ball, (ii) 62,500 common shares issuable upon exercise of warrants registered directly to Mr. Ball, (iii) 666,667 stock options to purchase 666,667 shares of our common share which have vested, and (iv) 52,082 stock options to purchase 52,082 shares of our common share which will vest within 60 days of April 11, 2018.

(5)
This figure consists of (i) 4,750,000 common shares registered directly to Henry Reisner, (ii) 1,050,000 common shares held of record by Mr. Reisner’s wife, (iii) 250,000 common shares held of record by Mr. Reisner’s daughter, (iv) 1,354,167 stock options to purchase 1,354,167 shares of our common share which have vested, and (v) 104,164 stock options to purchase 104,164 shares of our common share which will vest within 60 days of April 11, 2018.

(6)
This figure consists of (i) 500,000 common shares registered directly to Ed Theobald, (ii) 666,667 stock options to purchase 666,667 shares of our common share which have vested, and (iii) 52,082 stock options to purchase 52,082 shares of our common share which will vest within 60 days of April 11, 2018.

(7)
This figure consists of (i) 41,667 stock options to purchase 41,667 shares of our common share which have vested, and (ii) 3,122 stock options to purchase 3,122 shares of our common share which will vest within 60 days of April 11, 2018.

(8)
This figure consists of (i) 187,500 common shares registered directly to Robert Tarzwell, (ii) 187,500 common shares held of record by Robert Tarzwell M.D. Inc., which Mr. Tarzwell has discretionary voting and investment authority over such securities, (iii) 187,500 common shares issuable upon exercise of warrants registered directly to Mr. Tarzwell, (iv) 187,500 common shares issuable upon exercise of warrants held of record by Robert Tarzwell M.D. Inc., (v) 14,583 stock options to purchase 14,583 shares of our common share which have vested, and (vi) 1,040 stock options to purchase 1,040 shares of our common share which will vest within 60 days of January ,25 2018.

(9)
This figure consists of (i) 15,500 common shares registered directly to Mark West, (ii) 15,500 common shares issuable upon exercise of warrants registered directly to Mr. West, (iii) 60,938 stock options to purchase 60.938 shares of our common share which have vested, and (iv) 9,375 stock options to purchase 9,375 common shares which will vest within 60 days of April 11, 2018.

(10)	This figure consists of (i) 24,178,000 common shares and (ii) 36,362,878 of common shares underlying warrants and stock options which have vested or will vest within 60 days of April 11, 2018.
(11)
This figure consists of (i) 1,250,000 common shares registered directly to Megan Martin, (ii) 1,250,000 common shares held of record by Ms. Martin’s husband, Yuan Sheng Zhang, (iii) 200,000 common shares held of record by Ms. Martin’s son, Bo Hong Zhang, (iv) 1,250,000 common shares issuable upon exercise of warrants registered directly to Ms. Martin, (v) 1,250,000 common shares issuable upon exercise of warrants held of record by Ms. Martin’s husband, and (vi) 200,000 common shares issuable upon exercise of warrants held of record by Ms. Martin’s son.

(12)
This figure consists of (i) 1,250,000 common shares registered directly to Yuan Sheng Zhang, (ii) 1,250,000 common shares held of record by Mr. Zhang’s wife, Megan Martin, (iii) 200,000 common shares held of record by Mr. Zhang’s son, Bo Hong Zhang, (iv) 1,250,000 common shares issuable upon exercise of warrants registered directly to Mr. Zhang, (v) 1,250,000 common shares issuable upon exercise of warrants held of record by Mr. Zhang’s wife, and (vi) 200,000 common shares issuable upon exercise of warrants held of record by Mr. Zhang’s son.

(13)	This figure consists of (i) 2,000,000 common shares registered directly to Shang Wen Yang and (ii) 2,000,000 common shares issuable upon exercise of warrants registered directly to Cheng Qun Sang.
(14)
This figure consists of (i) 2,400,000 common shares registered to Unison International Holdings Ltd. and (ii) 4,000,000 common shares issuable upon exercise of warrants registered to Unison International Holdings Ltd. Mr. Ping Hui Lu is the President of Unison International Holdings Ltd. and has discretionary voting and investment authority over securities held by Unison International Holdings Ltd.

(15)
This figure consists of (i) 2,800,000 common shares registered to Zongshen (Canada) Environtech Ltd. and (ii) 2,800,000 common shares issuable upon exercise of warrants registered to Zongshen (Canada) Environtech Ltd. Mr. Daxue Zhang is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at April 6, 2018, there were 98 holders of record of our common shares. Approximately nine registered holders have mailing addresses in the United States and together hold approximately 944,000 common shares, which constitutes approximately 2% of our issued and outstanding common shares as of April 6, 2018.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

B. Related Party Transactions

Jerry Kroll

On October 16, 2017, Jerry Kroll, our President and CEO, entered into a Share Pledge Agreement with Zongshen to guarantee our payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 800,000 common shares of the Company at a deemed price of USD $2.00. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen at a deemed issue price of $2.00 per common share.

From February 16, 2015 to November 13, 2015, Mr. Kroll provided us with a loans in the aggregate amount of $185,000. These loans were unsecured, non-interest bearing, and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in our accounting records. On January 20, 2016, we repaid $135,000 of these loans and $50,000 was repaid through the issuance of 125,000 post-subdivision units at a price of $0.40 per unit.

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

On June 11, 2015 we granted 45,000,000 stock options to Mr. Kroll having an exercise price of $0.15 per common share until June 11, 2022. In addition, on December 9, 2015 we granted 5,000,000 stock options to Mr. Kroll having an exercise price of $0.40 per common share until December 9, 2022. Furthermore, on February 17, 2017 we granted 10,000 stock options to Mr. Kroll having an exercise price of $1.00 per common share until February 17, 2024.

Henry Reisner

On October 18, 2017, we entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica with Henry Reisner, our Chief Operating Officer, and two members of his family, which replaced a prior Joint Operating Agreement. Under the SPA, we agreed to purchase all the shares of Intermeccanica for $2,500,000, $300,000 of which had been previously paid under the Joint Operating Agreement. At closing, we paid the sellers $700,000 and issued a Note for the balance of $1,500,000. On January 28, 2018, we paid off all of the principal and interest due on the Note for $1,520,548.

On February 16, 2015, Mr. Henry Reisner acquired 4,750,000 common shares at a price of $0.0002 per common share pursuant to a private placement. Mr. Reisner’s wife and daughter acquired 1,050,000 common share s and 250,000 common shares, respectively, at a price of $0.0002 per common share pursuant to a private placement.

On July 15, 2015, as amended on September 19, 2016, we entered into a Joint Operating Agreement with Intermeccanica and Henry Reisner which is comprised of three underlying agreements. The Joint Operating Agreement was terminated upon the entry into the SPA.

On August 13, 2015, we granted 1,250,000 stock options to Mr. Reisner having an exercise price of $0.15 per common share until August 13, 2022. In addition, on December 9, 2015, we granted 1,250,000 stock options to Mr. Reisner having an exercise price of $0.40 per common share until December 9, 2022. Furthermore, on February 17, 2017, we granted 10,000 stock options to Mr. Reisner having an exercise price of $1.00 per common share until February 17, 2024.

Iain Ball

On August 13, 2015, we granted 500,000 stock option to Iain Ball having an exercise price of $0.15 per common share until August 13, 2022. In addition on December 9, 2015, we granted 750,000 stock options to Mr. Ball having an exercise price of $0.40 per common share until December 9, 2022. Furthermore, on February 17, 2017 we granted 10,000 stock options to Mr. Ball having an exercise price of $1.00 per common share until February 17, 2024.

On August 19, 2015, Mr. Iain Ball acquired 62,500 units at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $1.00 per common share until August 19, 2020.

Kulwant Sandher

On February 17, 2017, we granted 250,000 stock options to Mr. Sandher having an exercise price of $1.00 per common share until February 17, 2024.

Ed Theobald

On February 16, 2015, Mr. Ed Theobald acquired 500,000 common shares at a price of $0.0002 per common share pursuant to a private placement.

On August 13, 2015, we granted 500,000 stock options to Mr. Theobald having an exercise price of $0.15 per common share until August 13, 2022. In addition on December 9, 2015, we granted 750,000 stock options to Mr. Theobald having an exercise price of $0.40 per common share until December 9, 2022. Furthermore, on February 17, 2017 we granted 10,000 stock options to Mr. Theobald having an exercise price of $1.00 per common share until February 17, 2024.

Shaun Greffard

On August 13, 2015, we granted 50,000 stock options to Mr. Sean Greffard having an exercise price of $0.15 per common share until August 13, 2022. In addition on December 9, 2015, we granted 25,000 stock options to Mr. Greffard having an exercise price of $0.40 per common share until December 9, 2022. Furthermore, on February 17, 2017 we granted 250,000 stock options to Mr. Greffard having an exercise price of $1.00 per common share until February 17, 2024.

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

On August 13, 2015, we granted 25,000 stock options to Mr. Tarzwell having an exercise price of $0.15 per common share until August 13, 2022. In addition, on February 17, 2017, we granted 5,000 stock options to Mr. Tarzwell having an exercise price of $1.00 per common share until February 17, 2024.

Mark West

On December 1, 2015, Mr. Mark West acquired 15,500 units at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $1.00 per common share until December 1, 2020.

On February 17, 2017, we granted 225,000 stock options to Mr. West having an exercise price of $1.00 per common share until February 17, 2024.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles over the next three years. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 11.1% of our common shares. Specifically, the plan calls for the production of 5,000 SOLOs in 2018, 20,000 in 2019 and 50,000 in 2020. Under the agreement the Company agrees to reimburse Zongshen for the cost of the prototype tooling and molds estimated to be $1.8 million, which shall be payable on or before March 18, 2018, and the mass production tooling and molds estimated to be $6.0 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds (which we expect will be in the second quarter of 2018), 40% when Zongshen completes manufacturing the tooling and molds (which we expect will be in the third quarter of 2018), and 10% upon delivery to the Company of the first production vehicle (which we expect will be in the third quarter of 2018).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended December 31, 2017 and 2016 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Dale Matheson Carr-Hilton Labonte LLP.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

On September 1, 2017, our common share began to be quoted on the OTC Market Group Inc.’s Venture Market (the “OTCQB”) under the symbol “ECCTF”. On April 11, 2018, the last reported sale price of our common share on the OTCQB was US$4.52 per share, and on April 11, 2018, we had approximately 49,119,449 common shares outstanding. The market for our common shares is limited, volatile and sporadic. The following table sets forth, for the periods indicated, the high and low bid prices of our common shares on the OTCQB as reported by Google Finance. The following quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not reflect actual transactions.

Quarter ended	High Bid	Low Bid
December 31, 2017	$US 7.50	$US 5.00
March 31, 2018	$US 5.35	$US 4.50

Month ended
October 31, 2017	$US 7.50	$US 6.20
November 30, 2017	$US 6.75	$US 5.75
December 31, 2017	$US 7.50	$US 5.00
January 31, 2018	$US 5.35	$US 4.74
February 28, 2018	$US 5.00	$US 4.56
March 31, 2018	$US 5.00	$US 4.50

We submitted our application for listing our common shares on the Nasdaq Capital Market on October 17, 2017.

B. Plan of Distribution

Not Applicable.

C. Markets

Please see Section 9.A above.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following is a summary of our Notice of Articles and Articles. You should read those documents for a complete understanding of the rights and limitations set out therein. Our corporation number, as assigned by the British Columbia Registry Services, is BC1027632.

Remuneration of Directors

Our directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of ours.

Number of Directors

According to Article 11.1 of our Articles, the number of directors, excluding additional directors appointed under Article 12.7 is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of our first directors;

(b)	if we are a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)	if we are not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

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

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors at the expiration of the last annual meeting of our company’s shareholders.

Our Articles provide that our directors may from time to time on behalf of our company, without shareholder approval:

●	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
●
increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

●	if we are authorized to issue shares of a class of shares with par value:

o	decrease the par value of those shares;
o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
o	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value; or
o	consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;

●	subdivide all or any of its unissued or fully paid issued shares without par value;
●	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;
●	alter the identifying name of any of its shares;
●	consolidate all or any of its unissued or fully paid issued shares without par value;
●	otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act;
●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;

●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; or
●	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Our Articles also provide that, we may by resolution of the directors authorize an alteration to our Notice of Articles to change our name or adopt or change any translation of that name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Board held at regular intervals may be held at the place and at the time that the Board may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the Business Corporations Act and our Articles to be present at the meeting and to have agreed to participate in that manner.

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

Our Articles do not set out a mandatory retirement age for our directors. Our directors are not required to own securities of our company to serve as directors.

Authorized Capital

Our Notice of Articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value, which have special rights or restrictions.

Rights, Preferences and Restrictions Attaching to Our Shares

The Business Corporations Act provides the following rights, privileges, restrictions and conditions attaching to our common shares:

●	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
●
subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

●	subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Our preferred shares may include one or more series and, subject to the Business Corporations Act , the directors may, by resolution, if none of the shares of that particular series are issued, alter our Articles and authorize the alteration of our Notice of Articles, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that we are authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

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

Shareholder Meetings

The Business Corporations Act provides that: (i) a general meetings of shareholders must be held in British Columbia, or may be held at a location outside British Columbia since our Articles do not restrict our company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is approved by ordinary resolution, or the location for the meeting is approving in writing by the British Columbia Registrar of Companies before the meeting is held; (ii) directors must call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than two months or by less than 21 days the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the British Columbia Supreme Court may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to Article 8.20 of our Articles, a shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in Article 8.20 of our Articles shall obligate us to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a matter contemplated by Article 8.20 of our Articles:

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)	the meeting shall be deemed to be help at the location specified in the notice of the meeting.

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

LIMITATIONS ON RIGHTS OF NON-CANADIANS

Electrameccanica is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Canadian Federal Income Tax Considerations For United States Residents,” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

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

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than $5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. The 2016 threshold was $600 million was increased to $800 million in April 2017 for a two year period. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister of Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our company are exempt from the Investment Act, including

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)
the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

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

Lease Agreement

Together with our subsidiary, Intermeccanica, we entered into a lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) to jointly lease the premises located at 102 East 1stAvenue, Vancouver, British Columbia, Canada, V5T 1A4. The term of the lease is 60 months commencing November 1, 2015. We will pay half of the lease costs, including fees, taxes, and other charges associated with occupancy, to a maximum amount of $4,000 per month or $48,000 per year, paid in equal monthly installments. We will provide additional payment for any additional expenses incurred by Intermeccanica and us pursuant to the lease. Beginning August 1, 2015, we will also pay 25% of the costs associated with Intermeccanica’s existing lease at 39 Braid Street, New Westminster, British Columbia, Canada. We also advanced $10,000 (and whatever else is reasonably agreed upon mutually) to Intermeccanica prior to occupancy, which was used for improvement costs. We are not be able to sublease the premises.

SOLO Manufacturing Agreement

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles over the next three years. Specifically, the plan calls for the production of 5,000 SOLOs in 2018; 20,000 in 2019; and 50,000 in 2020. Under the agreement the Company agrees to reimburse Zongshen for the cost of the prototype tooling and molds estimated to be $1.8 million, which shall be payable on or before March 18, 2018, and the mass production tooling and molds estimated to be $6.0 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds (which we expect will be in the second quarter of 2018), 40% when Zongshen completes manufacturing the tooling and molds (which we expect will be in the third quarter of 2018), and 10% upon delivery to the Company of the first production vehicle (which we expect will be in the third quarter of 2018).

Share Pledge Agreement

In connection with the manufacturing agreement with Zongshen, on October 16, 2017, Jerry Kroll, our President and CEO, entered into a Share Pledge Agreement to guarantee the payment by us for the cost of the prototype tooling and molds estimated to be $1.8 million to Zongshen through the pledge of 800,000 of our common shares at a deemed price of USD $2.00. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen under the Share Pledge Agreement.

Share Purchase Agreement

On October 18, 2017 we entered into the SPA to acquire Intermeccanica, which replaced the Joint Operating Agreement. Under the SPA, we agreed to purchase all the shares of Intermeccanica for $2,500,000. In addition to an initial payment of $100,000 in 2016, during the nine months ended September 30, 2017 an additional $200,000 was paid. On October 18, 2017, we paid $700,000, and entered into a Note for the balance of $1,500,000 of the Purchase Price. On January 28, 2018, we paid off all of the principal and interest due on the Note for $1,520,548.

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

●
an individual who is a citizen or resident of the U.S.;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
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

●
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

●
the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

●
the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

●
an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

●
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

I. Subsidiary Information

We have one subsidiary, Intermeccanica International Inc., a corporation subsisting under the laws of the Province of British Columbia, Canada. We own 100% of the voting and dispositive control over the subsidiary

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2017 and 2016:

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables	474,334	-	-
Customer deposits	447,071	-	-
Convertible loan	-	-	-
Shareholder loan	10,383
Promissory note	1,500,000	-	-
	2,555,425	$-	$-
At December 31, 2016	Within one year	Between one and five years	More than five years
Trade payables	$150,305	Nil	Nil
Customer deposits	$169,500	Nil	Nil
Convertible loan	$243,676	Nil	Nil
Shareholder loan	Nil	Nil	Nil

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

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2016	December 31, 2017
Cash and cash equivalents	$98,762	$5,596,635
Trade payables	$(4,804)	$(138,794)
	$93,958	$5,457,841

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

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2016	December 31, 2017
Loans and receivables:
Cash	$3,916,283	$8,610,996
Other receivables	$271,284	$243,639

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2016	December 31, 2017
Non-derivative financial liabilities:
Bank Loan	$-	$123,637
Trade payable	$150,305	$474,334
Advance payable	$-	$-
Customer deposits	$169,500	$447,071
Shareholder loan	$-	$10,383
Convertible loan	$243,676	$-
Promissory Note	$-	$1,500,000
Derivative Liability
Warrant derivative liability	$-	$3,655,686
	$563,481	$6,271,111

Fair Value

The fair value of our financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

o	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

o	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of our financial assets measured at fair value as at December 31, 2017 and 2016:

	As at December 31, 2017
	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,610,996

The following is an analysis of our financial assets measured at fair value as at December 31, 2016:

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,916,283

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

Use of Proceeds

On February 10, 2017, a Registration Statement on Form F-1 (File No. 333-214067) for the resale of up to 3,805,587 shares of our common stock and 4,305,587 shares of our common stock issuable upon exercise of outstanding warrants. We will not receive any of the proceeds from the sale of our previously-issued shares of common stock by such selling securityholders. However, up to an additional 4,305,587 shares of common stock that may be offered for sale by such selling securityholders under the prospectus included in the Form F-1 are issuable upon exercise of warrants. If all of these warrants are exercised, which cannot be assured, we will receive total proceeds of $5,750,549. The proceeds, if any, would be used for general corporate and working capital purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being December 31, 2017. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2017.

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

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2017, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Dale Matheson Carr-Hilton Labonte LLP for the fiscal year ended December 31, 2017 and 2016:

	Period Ended December 31
	2017	2016
Audit Fees:	$24,000	$24,000
Audit Related Fees:	$62,000	$39,700
Tax Fees:	$6,700	Nil
Total:	$92,700	$63,700

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

Financial statements filed as part of this Annual Report:

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Electrameccanica Vehicles Corp.

We have audited the accompanying consolidated financial statements of Electrameccanica Vehicles Corp. which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Electrameccanica Vehicles Corp. as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast significant doubt about Electrameccanica Vehicles Corp.’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

/s/ DALE MATHESON CARR-HILTON LABONTE LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 2, 2018

Electrameccanica Vehicles Corp.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	4	$8,610,996	$3,916,283
Receivables	5	243,639	271,284
Prepaid expenses		920,146	249,585
Inventory		232,903	-
		10,007,684	4,437,152
Non-current assets
Plant and equipment	6	1,393,683	225,269
Investment	7	-	100,000
Trademark and patents		-	23,175
Goodwill and other intangible assets	7	1,260,014	2,170
TOTAL ASSETS		$12,661,381	$4,787,766

LIABILITIES
Current liabilities
Bank overdraft and demand loan	9	$123,637	$-
Trade payables and accrued liabilities	8	1,123,790	468,000
Customer deposits		447,071	169,500
Convertible loan	11	-	243,676
Shareholder loan		10,383	-
Promissory note	7	1,500,000	-
Deferred income tax	7	149,794	-
		3,354,675	881,176

Non-current liabilities
Derivative liability1	12	3,655,690	-
TOTAL LIABILITIES		7,010,365	881,176

EQUITY
Share capital	13	22,718,282	11,383,996
Common share subscription		750,000	101,500
Share-based payment reserve	14	3,518,286	2,351,144
Equity component reserve	14	-	39,130
Deficit		(21,335,552)	(9,969,180)
TOTAL EQUITY		5,651,016	3,906,590
TOTAL LIABILITIES AND EQUITY		$12,661,381	$4,787,766

The accompanying notes are an integral part of these consolidated financial statements

Commitments (Notes 6 and 9)

Subsequent events (Note 21)

On behalf of the Board of Directors.

/s/ Steven A. Sanders

/s/ Luisa Ingargiola

Director
Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 12.

Electrameccanica Vehicles Corp.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

		Year ended
	Note	December 31, 2017	December 31, 2016

Revenue		$109,173	$-
Cost of revenue		63,950	-
Gross profit		45,223	-

Operating expenses
Amortization	6	124,134	22,567
General and administrative expenses	15	2,373,251	1,205,835
Research and development expenses	16	4,430,386	2,778,295
Sales and marketing expenses	17	631,381	209,455
Stock-based compensation expense	13	889,511	1,461,189
Share-based payment expense	13	1,085,716	3,264,681
		(9,534,379)	(8,942,022)

Loss before other items		(9,489,156)	(8,942,022)

Other items
Accretion interest expense	11	69,562	25,908
Changes in fair value of warrant derivative	12	186,269	-
Finder’s fee on convertible loan	11	258,542	-
Impairment of goodwill	7	1,342,794	-
Foreign exchange loss		20,048	5,417

Net and comprehensive loss		$(11,366,372)	$(8,973,347)

Loss per share – basic and fully diluted		$(0.35)	$(0.27)

Weighted average number of shares outstanding – basic and fully diluted	13	43,636,629	32,684,868

The accompanying notes are an integral part of these consolidated financial statements

Electrameccanica Vehicles Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)
Years ended December 31, 2017 and 2016

		Share capital
	Note	Number of shares	Amount	Share subscription	Share Issue cost	Share-based payment reserve	Equity component reserve	Deficit	Total

Balance at Dec 31, 2015		26,783,625	$458,520	$50,000	$-	$354,015	$-	$(995,833)	$(133,298)
Shares issued for cash	13	13,575,200	8,375,519	-	(1,604,486)	-	-	-	6,771,033
Share issued for finders fees	13	1,273,512	823,512	-	-	519,088	-	-	1,342,600
Shares issued for convertible debt issue cost	11,13	26,250	26,250	-	-	16,852	-	-	43,102
Share issued to settle debt	13	125,000	50,000	-	-	-	-	-	50,000
Share-based payment	13	-	3,264,681	-	-	-	-	-	3,264,681
Stock-based compensation	13	-	-	-	-	1,461,189	-	-	1,416,189
Share subscription	13	-	-	51,500	(10,000)	-	-	-	41,500
Equity component of convertible loan	11	-	-	-	-	-	39,130	-	39,130
Net and comprehensive loss for the year		-	-	-	-	-	-	(8,973,347)	(8,973,347)
Balance at December 31, 2016		41,783,587	12,998,482	101,500	(1,614,486)	2,351,144	39,130	(9,969,180)	3,906,590
Shares issued for cash	13	3,820,499	12,022,308	(101,500)	(1,381,442)	-	-	-	10,454,366
Adjustment for warrant derivative liability			(2,410,255)						(2,410,255)
Issuance of convertible debt	11						130,439		130,439
Shares issued for finders fees	13	214,009	709,521	-	-	3,223	-	-	712,744
Shares issued upon conversion of convertible debt	11,13	1,620,114	1,657,845	-	-	-	(169,569)	-	1,488,276
Shares and warrants issued to services	13	150,000	811,308	-	-	274,408	-	-	1,085,716
Stock-based compensation	13	-	-	-	-	889,511	-	-	889,511
Share subscription	13	-	-	750,000	(75,000)	-	-	-	675,000
Net and comprehensive loss for the year		-	-	-	-	-	-	(11,366,372)	(11,366,372)
Balance at December 31, 2017		47,588,209	$25,789,209	$750,000	$(3,070,928)	$3,518,286	$-	$(21,335,552)	$5,566,015

The accompanying notes are an integral part of these consolidated financial statements

During the year ended December 31, 2016, the Company completed a 1:5 forward share split and all references to number of shares have been retroactively adjusted.

See Note 13 for further details.

Electrameccanica Vehicles Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended

	December 31, 2017	December 31, 2016
Operating activities
Loss for the year	$(11,366,372)	$(8,973,347)
Adjustments for:
Amortization	124,134	22,567
Stock-based compensation expense	889,511	1,461,189
Shares issued for services	1,085,716	3,264,681
Interest accretion expense	69,562	25,908
Finder’s fee on convertible loan	258,542	-
Impairment of goodwill	1,342,794	-
Impairment of trademark and patents	19,174	-
Change in fair value of warrant derivative	186,269	-
Changes in non-cash working capital items:
Receivables	93,210	(242,645)
Prepaid expenses	(657,713)	(202,238)
Inventory	(44,092)	14,966
Trades payable and accrued liabilities	568,850	325,090
Customer deposits	110,335	140,994
Net cash flows used in operating activities	(7,320,080)	(4,162,835)

Investing activities
Expenditures on plant and equipment	(1,264,265)	(232,027)
Purchase of Intermeccanica	(900,000)	(100,000)
Cash received on business combination	59,449	-
Expenditures on trademarks and patents	-	(25,345)
Net cash flows used in investing activities	(2,104,816)	(357,372)
Financing activities
Proceeds from bank loan	123,637	-
Proceeds from convertible loans	2,441,225	300,000
Repayment of shareholder loans	(33,155)	(135,000)
Proceeds from share subscription	750,000	101,500
Proceeds on issuance of common shares – net of issue costs	10,837,902	8,063,633
Net cash flows from financing activities	14,119,609	8,330,133
Increase in cash and cash equivalents	4,694,713	3,809,926

Cash and cash equivalents, beginning	3,916,283	106,357
Cash and cash equivalents, ending	$8,610,996	$3,916,283

The accompanying notes are an integral part of these financial statements

Non-cash financing and investing transactions:

Issuance of promissory note for acquisition of Intermeccanica	$1,500,000	-

Electrameccanica Vehicles Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2017 and 2016

1.
Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacture of electric vehicles. The Company acquired Intermeccanica International Inc. (“Intermeccanica”) on October 18, 2017, and its principal activity is the development and manufacture of high end custom built vehicles.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2017 the Company’s principal activity, the development and manufacture of electric vehicles, is in the development stage, and the Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle development and manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.
Significant accounting policies and basis of preparation

The financial statements were authorized for issue on April 2, 2018 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and including interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as applicable to the preparation of annual financial statements.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Intermeccanica from the date of its acquisition on October 18, 2017 (Note 7). Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value of the identifiable assets and liabilities acquired from Intermeccanica, the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•
The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•
the classification of financial instruments; and

•
the calculation of income taxes require judgement in interpreting tax rules and regulations.

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

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s non-derivative financial liabilities consist of trade payables, customer deposits, convertible loans, promissory note and shareholder loans. Derivative financial liabilities are measured at fair value and are subsequently valued at fair value through profit or loss. The Company’s derivative liability consists of warrants exercisable in currencies other than the Company’s functional currency.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or expired.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. Any impairment is recorded in profit or loss. No impairment was required on the Company’s financial instruments.

The Company does not have any derivative financial assets.

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if indicators of impairment exist.

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

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Inventory

Inventory consists of parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Trademarks and patents

The Company expenses legal fees and filing costs associated with the development of its trademarks and patents.

Plant and equipment

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

Class of plant and equipment
Amortization rate

Office furniture and  equipment
         20%

Shop equipment
                               20%

Computer equipment
                    33%

Computer software
                       50%

Vehicles
                                            33%

Leasehold  improvement
               over term of lease

Tooling
                                             20%

Production molds
                                     per unit produced

Research and development costs

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2017 or 2016.

Revenue recognition

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred significant risks and rewards of ownership to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion of the project. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as accounts receivable. Deposits received in excess of work performed is recorded as deferred revenue.

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

4.
Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original maturity of less than 90 days:

	December 31, 2017	December 31, 2016
Cash	$6,715,996	$666,293
Cash equivalent	1,895,000	3,249,990
	$8,610,996	$3,916,283

5.
Receivables

	December 31, 2017	December 31, 2016
Trade receivable	$154,698	$-
GST receivable	84,566	155,498
IRAP contribution receivable	-	108,535
GIC interest receivable	4,375	6,000
Other	-	1,251
	$243,639	$271,284

6.
Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Production molds deposit	Total

Cost:
At December 31, 2015	$16,438	$-	$-	$-	$-	$16,438
Additions	27,771	18,897	173,213	12,146	-	232,027
At December 31, 2016	44,209	18,897	173,213	12,146	-	248,465
Additions	246,634	54,775	216,837	89,055	914,060	1,521,361
December 31, 2017	290,843	73,672	390,050	101,201	914,060	1,769,826

Amortization:
At December 31, 2015	629	-	-	-	-	629
Charge for the year	6,483	2,514	11,666	1,904	-	22,567
At December 31, 2016	7,112	2,514	11,666	1,904	-	23,196
Charge for the year	181,494	24,633	74,098	72,703	-	352,928
At December 31, 2017	188,606	27,147	85,764	74,607	-	376,124

Net book value:
At December 31, 2016	$37,097	$16,383	$161,547	$10,242	$-	$225,269
At December 31, 2017	$102,237	$46,507	$304,286	$26,594	$914,060	$1,393,683

On September 29, 2017 the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million (CAD $1.8 million), which shall be payable on or before March 18, 2018, and mass production tooling and molds estimated to be CNY ¥29.3 million (CAD $6.0 million), which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. At December 31, 2017 the Company had paid 50% of prototype tooling and molds.

Under the agreement, the Company agreed that the minimum purchase commitments for units of the Solo vehicle are to be as follows: in calendar 2018, 5,000; in 2019, 20,000; and in 2020, 50,000, and which shall be payable following issue of Company’s purchase orders as follows: 30% after Zongshen schedules production, and 70% after accepted vehicle delivery.

On October 16, 2017 the President and CEO of the Company (as “Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million (CAD $1.8 million) to Zongshen through the pledge of 800,000 common shares of the Company. The Company approved its obligations under the Share Pledge and has agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen.

7.
Acquisition of Intermeccanica

On October 18, 2017 the Company completed the acquisition of all of the outstanding shares of Intermeccanica, a developer and manufacturer of high end custom built vehicles and the contract assembler of the Company’s electric vehicles located in Greater Vancouver, BC. The acquisition of Intermeccanica is expected to accelerate the Company’s manufacture and delivery of its vehicles to customers, and the Company will develop and manufacture electric versions of Intermeccanica’s custom built vehicles.

Total purchase consideration was $2,500,000. In addition to an initial payment of $100,000 in 2016, an additional $200,000 was paid prior to acquisition. On October 18, 2017 the Company paid $700,000, and entered into a Promissory Note (the “Note”) for the balance of $1,500,000. The Note bears interest at 5% per annum, and was payable in installments of $500,000 plus accrued interest on the 6th, 12th and 18th month after purchase. Under the Note if the Company raises at least $10 million by way of equity or debt after October 18, 2017 the unpaid portion of the Note shall be paid within 30 days. The Promissory Note was secured over the assets of Intermeccanica. The Note was paid in full on January 28, 2018.

The following table summarizes the consideration paid for Intermeccanica, the fair value of identifiable assets acquired, liabilities assumed, goodwill and other intangible assets and an impairment of goodwill and other intangible assets.

Fair value of purchase consideration at October 18, 2017
Cash	$1,000,000
Promissory note	1,500,000
Total consideration	$2,500,000

Fair value amounts of identifiable assets acquired and liabilities assumed
Cash	$59,449
Receivables	65,565
Prepaid expenses	12,848
Inventory	188,811
Plant and equipment	24,282
Intangible assets:
Customer relationships	87,000
Contracted backlog	23,000
Non-compete covenants	25,000
Trade name	423,000
Trades payable and accrued liabilities	(91,025)
Customer deposits	(167,236)
Shareholder loans	(43,538)
Deferred income tax	(149,794)
Total net identifiable assets	457,362
Goodwill and other intangible assets	2,042,638
Total	$2,500,000

The Company performed an impairment test of the goodwill. The recoverable amount of the Intermeccanica cash-generating unit was determined to be $1,157,206 based on its fair value less costs to sell. The difference of $1,342,794 has been recorded as an impairment in net loss.

Goodwill and other intangible assets recognized was primarily attributed to expected synergies arising from the Intermeccanica acquisition and the expertise and reputation of the assembled management and workforce. Goodwill is not expected to be deductible for income tax purposes. During the period from October 18, 2017 to December 31, 2017 the Company did not record any amortization relating to the acquired intangible assets as the amortization amount was trivial. No further impairment was identified at December 31, 2017.

	Identifiable intangibles on acquisition	Goodwill on acquisition	Domain name	Total
December 31, 2015 and 2016	$-	$-	$2,170	$2,170
Acquired in year	558,000	2,042,638	-	2,600,638
Impairment	-	(1,342,794)	-	(1,342,794)
December 31, 2017	$558,000	$699,844	$2,170	$1,260,014

The following unaudited supplemental pro-forma data presents consolidated information as if the acquisition been completed on January 1, 2017. The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2017.

Pro-forma information	2017
Revenue	$947,600
Gross Profit	347,375
Net and comprehensive loss	(8,848,308)

Since October 19, 2017 Intermeccanica contributed revenue of $109,173 from the sale of custom built vehicles and realized net income of $23,598.

8.
Trade payables and accrued liabilities

	December 31, 2017	December 31, 2016
Trade payables	$457,520	$70,401
Wages payables	62,110	-
Due to related parties (Note 18)	16,814	79,904
Accrued liabilities	587,346	317,695
	$1,123,790	$468,000

9.
Commitments

Intermeccanica, its President and his wife have a joint business line of credit with Bank of Montreal (BMO) with a limit of $200,000 that is payable on demand, bears interest at BMO’s personal line of credit base rate plus 1.5% and is secured by a general security agreement, a specific charge over a vehicle, and a charge over the personal home of the President and his wife. The balance outstanding at December 31, 2017 was $100,705 (2016 - $nil).

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at December 31, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	December 31, 2017	December 31, 2016
Payable not later than one year	$310,034	$221,071
Payable later than one year and not later than five years	507,036	601,542
Payable later than five years	-	-
	$817,070	$882,613

10.
Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2017	December 31, 2016
Net loss	$(11,366,371)	$(8,973,347)
Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	(2,955,257)	(2,333,070)
Stock-based compensation	231,273	1,228,726
Share issue cost and other	488,227	(231,643)
Effect of change in tax rate	(149,561)	-
SR&ED effects	183,351	-
Temporary differences not recognized	2,385,319	1,335,987
Income tax recovery	$-	$-

The Company has the following deductible temporary differences:

	December 31, 2017	December 31, 2016
Non-capital loss carry-forwards	$11,436,565	$5,019,398
Property, plant and equipment	141,271	23,197
Share issue costs	1,983,154	737,637
SR&ED	1,397,672	-
Other	(558,000)	-
	14,400,662	5,780,231
Deferred tax assets not recognized	(14,955,454)	(5,780,231)
Deferred tax liability	(554,794)	-

Deferred tax liability (tax effected at 27%)	$(149,794)	$-

The non-capital losses expire between 2035 and 2037.

11.
Convertible loan

On July 31, 2017 the unsecured convertible loan for $300,000, which was issued on September 7, 2016, was converted by the holder into units of the Company at a price of $1 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share for a period of five years from September 7, 2016. Previously, on October 5, 2016, the Company issued 26,250 units at a price of $1 per unit with a fair value of $43,102 for third party finder’s fees regarding the convertible loan.

The loan was non-interest bearing. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan, which the Company determined to be 15%.  The residual amount, representing the value of the equity conversion option, was included in shareholders equity as the equity component of the convertible loan. The implicit interest rate for the convertible loan was 15% per annum. The carrying value of the liability component was being accreted to the face value of the convertible loan over the period from issuance to the maturity date of September 7, 2017.

Unsecured Convertible Loan issued September 7, 2016	December 31, 2017	December 31, 2016
Balance, beginning	$243,676	-
Proceeds from issue of convertible loan	-	$300,000
Amount allocated to equity on issue of convertible loan	-	(39,130)
Convertible loan issue costs	-	(43,102)
Interest accretion expense	47,763	25,908
Conversion to common shares (Note 13)	(291,439)	-
Balance, ending	$-	$243,676

On July 31, 2017 the Company issued an unsecured convertible loan in the amount of $1,000,034, convertible into units of the Company at a price of $1 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share for a period of five years from July 31, 2017. On September 30, 2017, the Company issued 100,001 common shares at a price of $1 per share with a fair value of $100,001 for third party finder’s fees regarding the convertible loan.

The loan was non-interest bearing. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan, which the Company determined to be 15%. The residual amount, $130,439, representing the value of the equity conversion option, was included in shareholders equity as the equity component of the convertible loan. The implicit interest rate for the convertible loan was 15% per annum. The carrying value of the liability component was being accreted to the face value of the convertible loan over the period from issuance to the maturity date of July 31, 2018.

On September 29, 2017 the convertible loan was converted by the holder into 1,000,034 units of the Company at a price of $1 per unit.

Unsecured Convertible Loan issued July 31, 2017	December 31, 2017
Proceeds from issue of convertible loan	$1,000,034
Amount allocated to equity on issue of convertible loan	(130,439)
Debt issue costs	(86,958)
Interest accretion expense	21,799
finder’s fee accretion	14,533
Conversion to common shares (Note 13)	(818,969)
$-

On October 17, 2017 the Company issued an unsecured convertible loan for USD $1,152,289 (CAD $1,441,191), which is convertible by the holder into units of the Company at a price of USD $3.60 (CAD $4.4897) per unit. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD $7.20 per share for a period of five years from date of issue. On November 27, 2017, the Company issued 32,008 common shares at a price of USD $6 (CAD $7.47) per share with a fair value of USD $192,048 (CAD $244,010) for third party finder’s fees regarding the convertible loan.

The convertible loan is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on conversion is not fixed and will vary based on foreign exchange rate movements. The convertible loan is therefore a derivative liability comprising a derivative liability relating to the conversion feature and derivative liability relating to the warrant and each are measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon issue the fair value of the conversion feature was $708,319 and the fair value of the warrants was $732,772. $100 was allocated to the loan.

On November 27, 2017 the convertible loan for USD $1,152,289 (CAD $1,441,191) was converted by the holder into 320,080 units of the Company at a price of USD $3.60 (CAD $4.4897) per unit. Upon conversion the conversion feature was remeasured to fair value and $377,868 was credited to share capital, along with a gain on derivative liability of $330,551. Upon conversion, the warrants in the unit were also recorded as a derivative liability (Note 12).

Unsecured Convertible Loan issued October 17, 2017	December 31, 2017
Proceeds from issue of convertible loan (USD $1,152,289)	$1,441,191
Amount allocated to fair value of conversion feature	(708,319)
Amount allocated to fair value of warrants	(732,772)
Conversion to common shares (Note 13)	(100)
$-

12.
Derivative liability

The exercise price of certain warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants are therefore a derivative and are required to be recognized as a derivate liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

During the year ended December 31, 2017 the Company issued 2,000,595 warrants exercisable at prices from US$1 to US$11.70, expiring between September 30, 2019 to October 31, 2024.

A reconciliation of the changes in fair values of the derivative liability is below:

December 312017
Balance, beginning	$-
Warrants issued	3,469,421
Changes in fair value of derivative liabilities	186,269
Balance, ending	$3,655,690

The fair value of the warrants was calculated using a Black-Scholes Option Pricing Model. The weighted average assumptions used in the Black-Scholes Option Pricing Model are:

	At Issue	December 312017
Fair value of related warrants outstanding	$3,469,421	$3,655,690
Risk-free interest rate	1.52%	1.66%
Expected term (in years)	3.04	2.44
Expected share price volatility	60%	60%

13.
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

Issued share capital

At December 31, 2017 the Company had 47,588,209 issued and outstanding common shares (2016 – 41,783,587).

During the year ended December 31, 2016, the Company issued 13,575,200 common shares for gross proceeds of $8,375,519, with unit prices ranging from $0.3634 to $1.00. As the fair value of certain units issued was less than the fair value a share-based payment expense of $3,264,681 was recorded. Share issue costs related to these issuances was $1,604,486 and includes 1,273,512 common shares issued for finder’s fees with a fair value of $823,512. The Company also received $51,500 as subscriptions for common shares.

During the year ended December 31, 2016, the Company issued 26,250 common shares for finder’s fees with a fair value of $26,250.

During the year ended December 31, 2016, the Company issued 125,000 common shares in partial settlement a shareholder loan in the amount of $50,000.

During the year ended December 31, 2017, the Company issued 3,820,499 common shares for gross proceeds of $12,022,308, with unit or share prices ranging from $0.15 to USD $6.00 (CAD $7.47). Share issue costs related to these issuances was $1,466,442 and includes 214,009 common shares issued for finder’s fees with a fair value of $709,521. The Company also received $750,000 as a subscription for common shares at a price of $.85 per share (Note 22).

During the year ended December 31, 2017, the Company issued 150,000 common shares for services with a fair value of $811,308 and warrants to acquire 45,045 common shares for services with a fair value of $274,408.

During the year ended December 31, 2017, upon the conversion of convertible loans with a carrying value of $1,657,846 the Company issued 1,620,114 common shares (Note 11).

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $11,366,371 (2016 $8,973,347) and the weighted average number of common shares outstanding of 43,636,629 (2016 32,684,868). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

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

Options granted vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters vest in thirty-six equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

The changes in options during the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	56,175,000	$0.19	56,150,000	$0.19
Options granted	1,120,000	1.00	100,000	0.85
Options exercised	(12,500)	0.15	-	-
Options expired and forfeited	(85,000)	1.00	(75,000)	0.40
Options outstanding, ending	57,197,500	$0.20	56,175,000	$0.19

Details of options outstanding as at December 31, 2017 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.15	4.45 years	45,000,000	29,062,500
$0.15	4.62 years	2,662,500	1,616,146
$0.40	4.94 years	8,400,000	4,375,000
$0.40	5.18 years	25,000	11,458
$1.00	5.47 years	50,000	19,792
$1.00	6.13 years	960,000	159,375
$1.00	6.61 years	100,000	-
4.57 years		57,197,500	35,244,271

The weighted average grant date fair value of options granted during the year ended December 31, 2017 was $0.74 (2016 $0.63). The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2017
Expected life of options	5 years
Annualized volatility	60%
Risk-free interest rate	1.02% - 1.43%
Dividend rate	0%

During the year ended December 31, 2017, the Company recognized stock-based compensation expense of $889,511 (2016 - $1,461,189).

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	18,533,587	$1.64	1,933,625	$0.66
Warrants issued	5,185,129	4.91	16,599,962	1.75
Warrants exercised	(5,000)	2.00	-	-
Warrants outstanding, ending	23,713,716	$2.35	18,533,587	$1.64

At December 31, 2017, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2017 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.40 CAD - $2.00 CAD	3.35 years	21,723,121
$1.00 USD - $12.00 USD	0.26 years	2,000,595

The fair value of the warrants issued as part of the third party finder’s fee at issue date on March 29, 2017 was $3,223 as calculated using the Black-Scholes option pricing model with the same assumptions used for stock options.

The fair value of the warrants issued for consulting services at issue date on September 30, 2017 was $274,407 as calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2017
Expected life of warrants	2 years
Annualized volatility	60%
Risk-free interest rate	1.52%
Dividend rate	0%

14.
Reserves

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

Equity component reserve

The equity payment reserve records items recognized as the equity component of convertible loans until such time that the loans are converted, at which time the corresponding amount will be transferred to share capital. If the loans are repaid, the amount remains in the equity payment reserve account.

15.
General and administrative expenses

	December 31, 2017	December 31, 2016
Rent	$269,716	$141,957
Office expenses	345,986	113,158
Legal and professional	912,347	643,725
Consulting fees	405,176	186,437
Investor relations	113,256	-
Salaries	326,770	120,558
	$2,373,251	$1,205,835

16.
Research and development expenses

	December 31, 2017	December 31, 2016
Labour	$1,971,946	$1,715,562
Materials	2,763,355	1,266,730
Government grants	(304,914)	(203,997)
	$4,430,387	$2,778,295

17.
Sales and marketing expenses

	December 31, 2017	December 31, 2016
Consulting	$143,275	$35,847
Marketing	182,723	93,345
Salaries	305,383	80,263
	$631,381	$209,455

18.
Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

●
Electric Vehicles – development and manufacture of electric vehicles for mass markets, and

●
Custom build vehicles – development and manufacture of high end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Year ended Dec 31, 2017		Year ended December 31, 2016
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$109,173	$-	$-
Gross profit	-	45,223	-	-
Operating expenses	9,473,794	60,585	8,942,022	-
Other items	1,879,208	(1,992)	31,325	-
Net and comprehensive loss	11,353,002	13,370	8,973,347	-

Inventory	-	232,903	-	-
Plant and equipment	$1,370,350	$23,333	$225,269	$-

19.
Related party transactions

Related party balances

The following amounts are due to related parties

	December 31, 2017	December 31, 2016
Shareholder loan	$10,383	$-
Due to related parties (Note 7)	16,814	79,904
	$27,197	$79,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	December 31, 2017	December 31, 2016
Consulting fees	$185,000	$136,500
Salary	280,167	45,000
Deferred salary for CEO	-	30,000
Stock-based compensation	659,228	1,238,013
	$1,124,395	$1,449,513

20.
Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of government grant and refundable government goods and services taxes.

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2017 and 2016:

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables	474,334	-	-
Customer deposits	447,071	-	-
Convertible loan	-	-	-
Shareholder loan	10,383
Promissory note	1,500,000	-	-
	$2,555,425	$-	$-

At December 31, 2016	Within one year	Between one and five years	More than five years
Trade payables	$150,305	$-	$-
Customer deposits	169,500	-	-
Shareholder loan	243,676	-	-
	$563,481	$-	$-

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

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$5,596,635	$98,762
Trade payables	(138,794)	(4,804)
	$5,457,841	$93,958

Based on the above net exposures, as at December 31, 2017, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $545,784 (2016 - $9,396).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $18,950 for the year ended December 31, 2017 (2016 - $32,499).

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2017	December 31, 2016
Loans and receivables:
Cash and cash equivalents	$8,610,996	$3,916,283
Other receivables	243,639	271,284
	$8,854,635	$4,187,567

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2017	December 31, 2016
Non-derivative financial liabilities:
Bank loan	$123,637	$-
Trade payable	474,334	150,305
Customer deposits	447,071	169,500
Convertible loan	-	243,676
Shareholder loan	10,383	-
Promissory note	1,500,000	-
Derivative financial liabilities:
Warrant derivative liability	3,655,686	-
	$6,2711,111	$563,481

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●
Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at December 31, 2017 consisted of the derivative liability, which is measured using level 3 inputs.

The fair value of the derivative liability was calculated using the Black-Scholes Option Pricing Model using historical volatility as an estimate of future volatility. At December 31, 2017, if the volatility used was increased by 10% the impact would be an increase to the derivate liability of $482,021 with a corresponding increase in the net and comprehensive loss.

21.
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

22.
Subsequent events

On January 5, 2018, the Company completed a private placement of 1,000,000 common shares at a price of $0.85 per share for gross proceeds of $850,000. The Company incurred share issue costs of $85,000 relating to this private placement.

On January 5, 2018 the Company granted stock options to acquire 835,000 common shares of the Company at an exercise price of USD 4.80 per share for a period of 7 years. The options vest over a period of 4 years.

On January 5, 2018, the Company completed a private placement of 400,000 units at a price of USD $4.20 per unit for gross proceeds of USD $1,680,000 (CAD $2,092,456). Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD $8.40 per warrant share until January 21, 2019. The Company incurred share issue costs of USD $201,600 (CAD $248,874) relating to this private placement.

On January 28, 2018 the promissory note for $1,500,000 relating to the acquisition of Intermeccanica (Note 7) was paid in full.

On January 29 2018, the Company completed a private placement of 114,274 common shares at a price of $5.18 per unit for gross proceeds of $591,941. On January 29, 2018, the Company issued 4,571 common shares at a price of $5.18 per share for third party finder’s fees relating to this private placement. Additionally, the Company paid third party finder’s fees of $35,516 relating to this private placement.

On February 19, 2018 the Company issued 12,395 common shares pursuant the exercise of stock options at $1 per share for proceeds of $12,395.

UNAUDITED PRO FORMA COMBINED

FINANCIAL INFORMATION AS OF DECEMBER 31, 2017

Electrameccanica Vehicles Corp., (“EMV”) will account for the Acquisition as an acquisition under the purchase method of accounting. Pursuant to this method, the aggregate consideration paid by Electrameccanica in connection with the acquisition will be allocated to Intermeccanica International Inc. (“IMI”) assets and liabilities based on their fair values. IMI's assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Electrameccanica after consummation of the acquisition.

We have presented below the Statement of Comprehensive Loss of Electrameccanica as December 31, 2017, assuming that the acquisition of IMI, had occurred as of January 1, 2017. The unaudited pro forma combined the Statement of Comprehensive Loss should be read in conjunction with the unaudited financial statements and related notes and "Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this proxy statement.

The pro forma information is based on the historical financial statements of the Company, IMI after giving effect to the Acquisition and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined the Statement of Comprehensive Loss..

The unaudited pro forma combined the Statement of Comprehensive Loss is for illustrative purposes only and should not be relied upon as indicative of the historical financial position that would have occurred had the acquisition of IMI happened as of the date indicated.

No pro-forma statement of financial position is presented below as the audited statement of financial position included in the audited financial statements of the Company at December 31, 2017 are included elsewhere in this registration statement and reflect the financial position of the combined entities at December 31, 2017.

UNAUDITED PRO FORMA COBMINED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31, 2017
	Note	IMI	EMV	Adjustments	Total

Revenue	1	1,179,595	-	(501,461)	678,134
Cost of revenue	2	758,948	-	(385,971)	372,977
Gross profit		420,647	-	(115,490)	305,157

Operating expenses
Amortization		26,142	122,468		148,610
General and administrative expenses	4	373,947	2,314,714	(95,941)	2,592,720
Research and development expenses	3	-	4,358,285	(19,521)	4,338,764
Sales and marketing expenses		4,432	630,999		635,431
Stock-based compensation expense		-	889,511		889,511
Share-based payment expense		-	1,085,716		1,085,716
		(404,521)	(9,401,693)	(115,462)	(9,690,752)

Income/(Loss) before other items		16,126	(9,401,693)	(28)	(9,385,595)

Other items
Accretion interest expense		-	69,561		69,561
Changes in fair value of warrant derivative		-	186,269		186,269
Finder’s fee on convertible loan		-	258,542		258,542
Impairment of goodwill	5	-	-	1,342,794	1,342,794
Foreign exchange (gain)/loss		(11,806)	22,068		10,262

Net and comprehensive loss		$27,932	$(9,938,133)	$(1,342,766)	(11,253,023)

Pro Forma Adjustments

Note 1 – Revenue adjustment related to the elimination of intercompany revenue for the year ended December 2017 was $501,461

Note 2 – Cost of sales adjustment related to the elimination of intercompany cost of sales for the year ended December 31, 2017 was $385,971.

Note 3 – Expense adjustment related to the elimination of intercompany expenses for the year ended December 31, 2017 was $95,941.

Note 4 – Research and development expenses adjustment related to the elimination of intercompany research and development expenses for the year ended December 31, 2017 was $19,521.

Note 5 - The Company performed an impairment test of the goodwill. The recoverable amount of the Intermeccanica cash-generating unit was determined to be $1,157,206 based on its fair value less costs to sell. The difference of $1,342,794 has been recorded as an impairment in net loss.

On October 18, 2017 the Company completed the acquisition of all of the outstanding shares of IMI, a developer and manufacturer of high end custom built vehicles and the contract assembler of the Company’s electric vehicles located in Greater Vancouver, BC. The acquisition of Intermeccanica is expected to accelerate the Company’s manufacture and delivery of its vehicles to customers, and the Company will develop and manufacture electric versions of Intermeccanica’s custom built vehicles.

Total purchase consideration was $2,500,000. In addition to an initial payment of $100,000 in 2016, an additional $200,000 was paid prior to acquisition. On October 18, 2017 the Company paid $700,000, and entered into a Promissory Note (the “Note”) for the balance of $1,500,000. The Note bears interest at 5% per annum, and was payable in installments of $500,000 plus accrued interest on the 6th, 12th and 18th month after purchase. Under the Note if the Company raises at least $10 million by way of equity or debt after October 18, 2017 the unpaid portion of the Note shall be paid within 30 days. The Promissory Note was secured over the assets of Intermeccanica. The Note was paid in full on January 28, 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit
Number	Description
1.1	Notice of Articles(1)

1.2	Articles(1)

4.1	2015 Stock Option Plan(1)

4.2	Joint Operating Agreement between the Company, Intermeccanica International Inc. and Henry Reisner, dated July 15, 2015(1)

4.3	Amending Agreement to Joint Operating Agreement, between the Company, Intermeccanica International Inc. and Henry Reisner, dated September 19, 2016(1)

4.4	Executive Services Agreement between the Company and Jerry Kroll, dated July 1, 2016(1)

4.5	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

4.6	Executive Services Agreement between the Company and Iain Ball, dated July 1, 2016(1)

4.7	Executive Services Agreement between the Company and Hurricane Corporate Services Ltd., dated July 1, 2016(1)

4.8	Executive Services Agreement between the Company and Henry Reisner, dated July 1, 2016(1)

4.9	Executive Services Agreement between the Company and Mark West, dated November 1, 2016(2)

10.1	Share Purchase Agreement(3)

10.2	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017*+

10.3	Share Pledge Agreement between the Company and Jerry Kroll, dated October 16, 2017(2)

11.1	Code of Conduct and Ethics*

11.2	Insider Trading Policy*

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO*

13.1	Section 906 Certifications of CFO*

15.1	Audit Committee Charter*

15.2	Nominating Committee Charter*

15.3	Compensation Committee Charter*

15.4	Corporate Governance and Human Resources Committee Charter*

15.5	Enterprise Risk Oversight Committee Charter*

15.6	Social Media Committee Charter*

15.7	Regulatory, Foreign Compliance & Government Affairs Committee Charter*

15.8	Risk and Information Security Committee Charter*

________________________

Notes:

*	Filed herewith.
+
Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form F-1/A as filed with the SEC on December 20, 2016 and incorporated herein by reference.
(3)	Filed as an exhibit to our report of foreign private issuer on Form 6-K as filed with the SEC on October 20, 2017 and incorporated herein by reference.

SIGNATURES

            The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Electrameccanica Vehicles Corp.

Date: April 19, 2018.

By:	/s/ Jerry Kroll
Jerry Kroll
President and Chief Executive Officer