Form 20-F/A
period 2017-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2018-08-29
CIK 1637736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Commission file number 000-55859

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

Common Shares Without Par Value
(Title of Class)

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
Yes [X] No [ ]

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

Not applicable.

Explanatory Note

We are filing this Amendment No. 1 on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2017 (the "Original Filing") that was filed with the Securities and Exchange Commission on April 19, 2018, (i) to add a third year of financial data to our statements of comprehensive loss, statements of changes in equity and statements of cash flows, (ii) to add an analysis of our results of operations for the year ended December 31, 2016 as compared to the period ended December 31, 2015, (iii) to provide audited financial statements for Intermeccanica International Inc. for the year ended March 31, 2017, (iv) to provide unaudited financial statements for Intermeccanica International Inc. for the six months ended September 30, 2017, (v) to furnish XBRL (eXtensible Business Reporting Language) documents under Exhibit 101, (vi) to revise disclosure on the compensation of the committees of our board of directors and (vii) to discuss changes to our code of ethics that were made in 2017. We have not updated other information in the Original Filing to account for events that have occurred since the Original Filing.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, the size and value of the order book and the number of orders, the number and timing of building pre-production vehicles, the projection of timing and delivery of SOLOs in the future, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, estimated costs of machinery to equip a new production facility, and trends in the market in which we operate, plans and objectives of management.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended December 31, 2017 and 2016 and the period ended December 31, 2015.

Consolidated Statement of Comprehensive Loss
	Year ended December 31, 2017	Year ended December 31, 2016	Period ended December 31, 2015
Revenues	$109,173	-	-
Gross Profit	$45,223	-	-
Net and Comprehensive Loss	$11,366,372	$8,973,347	$995,833
Loss per Share – Basic and Diluted	$(0.35)	$(0.27)	$(0.04)

Consolidated Statements of Financial Position
	December 31, 2017	December 31, 2016
Cash	$8,610,996	$3,916,283
Current Assets	$10,007,684	$4,437,152
Total Assets	$12,661,381	$4,787,766
Current Liabilities	$3,354,675	$881,176
Total Liabilities	$7,010,365	$881,176
Shareholders’ Equity (Deficiency)	$5,651,016	$3,906,590

Selected Pro Forma Financial Data

On October 18, 2017, we acquired all of the issued share capital of Intermeccanica International Inc. (“Intermeccanica”) pursuant to a Share Purchase Agreement in exchange for a payment of $2.5 million. Intermeccanica is a custom car manufacturer with over 50 years of expertise.

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

	Year Ended December 31, 2017
	Intermeccanica	Electrameccanica	Adjustments	Total

Revenue(1)	$1,179,595	$-	$(501,461)	$678,134
Cost of revenue(2)	758,948	-	(385,971)	372,977
Gross profit	420,647	-	(115,490)	305,157

Operating expenses
Amortization	26,142	122,468		148,610
General and administrative expenses(3)	373,947	2,314,714	(95,941)	2,592,720
Research and development expenses(4)	-	4,358,285	(19,521)	4,338,764
Sales and marketing expenses	4,432	630,999		635,431
Stock-based compensation expense	-	889,511		889,511
Share-based payment expense	-	-1,085,716		1,085,716
	(404,521)	(9,401,693)	(115,462)	(9,690,752)

Income/(Loss) before other items	16,126	(9,401,693)	(28)	(9,385,595)

Other items
Accretion interest expense	-	69,561		69,561
Changes in fair value of warrant derivative	-	186,269		186,269
Finder’s fee on convertible loan	-	258,542		258,542
Impairment of goodwill(5)	-	-	1,342,794	1,342,794
Foreign exchange (gain)/loss	(11,806)	22,068		10,262

Net and comprehensive loss	$27,932	$(9,938,133)	$(1,342,766)	$(11,253,023)

(1) Revenue adjustment related to the elimination of intercompany revenue for the year ended December 2017 was $501,4

(2) Cost of sales adjustment related to the elimination of intercompany cost of sales for the year ended December 31, 2017 was $385,971.

(3) Expense adjustment related to the elimination of intercompany expenses for the year ended December 31, 2017 was $95,941.

(4) Research and development expenses adjustment related to the elimination of intercompany research and development expenses for the year ended December 31, 2017 was $19,521.

(5) The Company performed an impairment test of the goodwill. The recoverable amount of the Intermeccanica cash-generating unit was determined to be $1,157,206 based on its fair value less costs to sell. The difference of $1,342,794 has been recorded as an impairment in net loss.

Total purchase consideration was $2,500,000. In addition to an initial payment of $100,000 in 2016, an additional $200,000 was paid prior to acquisition. On October 18, 2017 the Company paid $700,000, and entered into a Promissory Note (the “Note”) for the balance of $1,500,000. The Note bears interest at 5% per annum and was payable in installments of $500,000 plus accrued interest on the 6th, 12th and 18th month after purchase. Under the Note if the Company raises at least $10 million by way of equity or debt after October 18, 2017 the unpaid portion of the Note shall be paid within 30 days. The Promissory Note was secured over the assets of Intermeccanica. The Note was paid in full on January 28, 2018.

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

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.\

Risks Related to Our Common Shares

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

●
Research and development expenses increased to $4,430,386 for the year ended December 31, 2017, from $2,778,295 for the period ended December 31, 2016 primarily as a result of an increase in the costs of materials to $2,763,355 from $1,266,730 over the two periods. We continue to develop our first electric vehicles. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2017, the Company received $193,534 (2016: $203,997) in government grants related to the Industrial Research Assistance Program (“IRAP) administered by the National Research Council. In addition, the Company received $111,380 (2016: $nil), in Scientific Research and Experimental Development (“SRED”) grant.

●
Sales and marketing expenses increased to $631,381 for the year ended December 31, 2017 from $209,455 for the year ended December 31, 2016. We have increased our sales and marketing efforts by opening retail stores, increasing our social media presence and increasing our staff as our first electric vehicle, the SOLO, nears production.

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

Results of Operations for the year ended December 31, 2016 compared to the period from February 16, 2015 (date of inception) to December 31, 2015

Revenues

We did not generate any revenue during the fiscal year ended December 31, 2016 (2015: $nil).

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

o
Rent, which increased to $141,957, for the year ended December 2016, from $17,936 for the period ended December 31, 2015. The increase was caused by the increase in our premises as we expands our production capabilities;

	o	Office expenses, which increased to $113,158, for the year ended December 31, 2016, from $18,013 for the period ended December 31, 2015;

o
Legal & Professional expenses, which increased to $643,725, for the year ended December 31, 2016, from $78,660 for the period ended December 31, 2015. The majority of the legal expenses were due to filing our Form F-1 registration statement with the United States Securities and Exchange Commission and the negotiation and preparation of our contractual arrangements; and

o
Consulting fees, which increased to $186,437, for the year ended December 31, 2016, from $11,985 for the period ended December 31, 2015. Consulting fees relate to services provided for accounting, finance and investor relations.

●
Research and development expenses increased to $2,778,295 for the year ended December 31, 2016, from $486,809 for the period ended December 31, 2015. All costs related to pre-mass production vehicles were during these periods were expensed to research and development. During the year ended December 31, 2016, we received $203,997 (2015: $12,775) in government grants.

●
Sales and marketing expenses increased to $209,455 for the year ended December 31, 2016, from $19,691 for the period ended December 31, 2015. We increased our sales and marketing efforts in the year ended December 31, 2016 as the SOLO neared production.

●
Stock-based compensation charges for the year ended December 31, 2016 were $1,461,189 (2015: $354,015). We granted 12,500 stock options with an exercise price of $0.80 per share, and 37,500 additional stock options with an exercise price of $2.00 per share during the year ended December 31, 2016. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

●
Share-based payment expense for the year ended December 31, 2016 was $3,264,681 (2015: $nil), was caused by private placement shares being issued at a price less than the estimated fair value of the shares to certain individuals and entities.

Other Items

We incurred an interest accretion expense of $25,908 for the year ended December 31, 2016 (2015: $92), relating to convertible loan (note 10 in the financial statements for the year ended December 31, 2016).

In addition, other items include a foreign exchange loss of $5,417 for the year ended December 31, 2016 (2015: $1,727). Some of our expenses are paid to suppliers based in the United States who invoice us in U.S. dollars.

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

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2017 and 2016 and the period ended December 31, 2015:

	Fiscal year ended December 31, 2017	Fiscal year ended December 31, 2016	Period ended December 31, 2015
Labor	$1,971,946	$1,715,562	$382,047
Materials	2,763,355	1,266,730	117,537
Government grants	(304,914)	(203,997)	(12,775)
Total	$4,430,387	$2,778,295	$486,809

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

Nominating Committee

Our Nominating Committee consists of Steven Sanders, Robert Trazwell, Luisa Ingagiola and Shaun Greffard and is chaired by Steven Sanders. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

Our Compensation Committee consists of Luisa Ingagiola, Steven Sanders, Shaun Greffard and Robert Trazwell and is chaired by Luisa Ingagiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Social Media Committee

Our Social Media Committee consists of Luisa Ingagiola, Steven Sanders, Robert Trazwell and Shaun Greffard and is chaired by Luisa Ingagiola. The Social Media Committee shall oversee the social media strategy initiatives for the Company pursuant to Regulation FD. The Social Media Committee shall:

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

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of April 11, 2018.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Jerry Kroll	President, CEO and Director	Jun. 15, 2015 Jan. 26, 2016	Jun. 15, 2020 Jan. 26, 2021	$0.40$1.00	175,000
Iain Ball	Vice-President, Finance	Aug 19, 2015	Aug. 19, 2020	$1.00	62,500
Robert Tarzwell	Director	Jun. 26, 2015	Jun. 26, 2020	$0.40	375,000(1)
Mark West	Vice-President, Sales & Dealerships	Dec. 1, 2015	Dec. 1, 2020	$1.00	15,500

Notes:
(1)	Mr. Tarzwell hold 187,500 warrants directly and 187,500 warrants registered to Robert Tarzwell M.D. Inc.

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

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F/A except as disclosed in this Form 20-F/A.

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

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2017 and 2016:

At December 31, 2017	Within one year	Between one and five years	More thanfive years
Bank loan	$123,637	$-	$-
Trade payables	474,334	-	-
Customer deposits	447,071	-	-
Convertible loan	-	-	-
Shareholder loan	10,383
Promissory note	1,500,000	-	-
	2,555,425	$-	$-
At December 31, 2016	Within one year	Between one and five years	More than five years
Trade payables	$150,305	Nil	Nil
Customer deposits	$169,500	Nil	Nil
Convertible loan	$243,676	Nil	Nil
Shareholder loan	Nil	Nil	Nil

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F/A, being December 31, 2017. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Luisa Ingagiola, Steven Sanders, Robert Trazwell and Shaun Greffard, each of whom is independent under the listing standards regarding “independence” of the NYSE MKT Equities Exchange.

Our Board has determined that Robert Tarzwell qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, Messrs. Greffard and Tarzwell are also considered independent and all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Kulwant Sandher, 102 East 1st Avenue, Vancouver, British Columbia, Canada V5T 1A4, or by email at kulwant@electrameccanica.com.

In December 2017, we amended our code of ethics. Such amendment was undertaken to ensure that our code of ethics would meet the corporate governance standards of the Nasdaq Capital Market. Our code of ethics increased the obligations of our directors and officers and did not reduce or eliminate any of their previous obligations. During the most recently completed fiscal year, the Company we have not granted any waiver (including any implicit waiver) form any provision of our Code of Ethics, either as amended or unamended.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Financial statements filed as part of this Annual Report:

Electrameccanica Vehicles Corp.
Report of Independent Registered Public Accounting Firm dated April 2, 2018;	F-1
Consolidated Statements of Financial Position as at December 31, 2017 and 2016;	F-2
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017 and 2016 and the period from inception (February 16, 2015) to December 31, 2015;	F-3
Consolidated Statements of Changes in Equity for the period from inception (February 16, 2015) to December 31, 2017;	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2016 and the period from inception (February 16, 2015) to December 31, 2015; and	F-5
Notes to the Consolidated Financial Statements.	F-6
Intermeccanica International Inc.
Independent Auditor’s Report	F-23
Statements of Financial Position as at March 31, 2017 and 2016	F-24
Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2017 and 2016	F-25
Statement of Changes in Equity for the Years Ended March 31, 2017 and 2016	F-26
Statements of Cash Flows for the Years Ended March 31, 2017 and 2016	F-27
Notes to the Financial Statements for the Years Ended March 31, 2017 and 2016	F-28

Interim Financial Statements for the Six-Month Period September 30, 2017	F-36
Interim Statements of Financial Position	F-37
Interim Statements of Comprehensive Income (Loss)	F-38
Statement of Changes in Equity	F-39
Interim Statements of Cash Flows	F-40
Notes to the Interim Financial Statements	F-41

Report of Independent Registered Public Accounting Firm

To the Shareholders of Electrameccanica Vehicles Corp.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Electrameccanica Vehicles Corp. (the "Company") as of December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017, 2016 and the period from inception on February 16, 2015 to December 31, 2015, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017, 2016 and the period from inception on February 16, 2015 to December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

“DMCL”
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
We have served as the Company’s auditor since 2015
Vancouver, Canada
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

Electrameccanica Vehicles Corp.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Year ended December 31, 2017	Year ended December 31, 2016	Period from inception February 16, 2015 to December 31, 2015

Revenue		$109,173	$-	$-
Cost of revenue		63,950	-	-
Gross profit		45,223	-	-

Operating expenses
Amortization	6	124,134	22,567	629
General and administrative expenses	15	2,373,251	1,205,835	132,870
Research and development expenses	16	4,430,386	2,778,295	486,809
Sales and marketing expenses	17	631,381	209,455	19,691
Stock-based compensation expense	13	889,511	1,461,189	354,015
Share-based payment expense	13	1,085,716	3,264,681	-
		(9,534,379)	(8,942,022)	(994,014)

Loss before other items		(9,489,156)	(8,942,022)	(994,014)

Other items
Accretion interest expense	11	69,562	25,908	92
Changes in fair value of warrant derivative	12	186,269	-	-
Finder’s fee on convertible loan	11	258,542	-	-
Impairment of goodwill	7	1,342,794	-	-
Foreign exchange loss		20,049	5,417	1,727

Net and comprehensive loss		$(11,366,372)	$(8,973,347)	$(995,833)

Loss per share – basic and fully diluted		$(0.35)	$(0.27)	$(0.04)

Weighted average number of shares outstanding – basic and fully diluted	13	43,636,629	32,684,868	25,769,510

The accompanying notes are an integral part of these financial statements

Electrameccanica Vehicles Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)
Years ended December 31, 2017, 2016 and period from inception February 16, 2015 to December 31, 2015

		Share capital
	Note	Number of shares	Amount	Share subscription	Share Issue cost	Share-based payment reserve	Equity component reserve	Deficit	Total
Balance at inception on February 16, 2015		-	$-	$-	$-	$-	$-	$-	$-
Shares issued for cash – seed capital	13	25,350,000	5,070	-	-	-	-	-	5,070
Shares issued for cash – private placements	13	1,433,625	453,450	-	-	-	-	-	453,450
Share subscription	13	-	-	50,000	-	-	-	-	50,000
Stock-based compensation	13	-	-	-	-	354,015	-	-	354,015
Comprehensive loss for the period		-	-	-	-	-	-	(995,833)	(995,833)
Balance at December 31, 2015		26,783,625	458,520	50,000	-	354,015	-	(995,833)	(133,298)
Shares issued for cash	13	13,575,200	8,375,519	-	(1,604,486)	-	-	-	6,771,033
Share issued for finders fees	13	1,273,512	823,512	-	-	519,088	-	-	1,342,600
Shares issued for convertible debt issue cost	11,13	26,250	26,250	-	-	16,852	-	-	43,102
Share issued to settle debt	13	125,000	50,000	-	-	-	-	-	50,000
Share-based payment	13	-	3,264,681	-	-	-	-	-	3,264,681
Stock-based compensation	13	-	-	-	-	1,461,189	-	-	1,416,189
Share subscription	13	-	-	51,500	(10,000)	-	-	-	41,500
Equity component of convertible loan	11	-	-	-	-	-	39,130	-	39,130
Net and comprehensive loss for the year		-	-	-	-	-	-	(8,973,347)	(8,973,347)
Balance at December 31, 2016		41,783,587	12,998,482	101,500	(1,614,486)	2,351,144	39,130	(9,969,180)	3,906,590
Shares issued for cash	13	3,820,499	12,022,308	(101,500)	(1,381,442)	-	-	-	10,539,366
Adjustment for warrant derivative liability			(2,410,255)						(2,410,255)
Issuance of convertible debt	11						130,439		130,439
Shares issued for finders fees	13	214,009	709,521	-	-	3,223	-	-	712,744
Shares issued upon conversion of convertible debt	11,13	1,620,114	1,657,845	-	-	-	(169,569)	-	1,488,276
Shares and warrants issued to services	13	150,000	811,308	-	-	274,408	-	-	1,085,716
Stock-based compensation	13	-	-	-	-	889,511	-	-	889,511
Share subscription	13	-	-	750,000	(75,000)	-	-	-	675,000
Net and comprehensive loss for the year		-	-	-	-	-	-	(11,366,372)	(11,366,372)
Balance at December 31, 2017		47,588,209	$25,789,209	$750,000	$(3,070,928)	$3,518,286	$-	$(21,335,552)	$5,651,015

During the year ended December 31, 2016, the Company completed a 1:5 forward share split and all references to number of shares have been retroactively adjusted.
See Note 13 for further details.

The accompanying notes are an integral part of these financial statements

Electrameccanica Vehicles Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2017	Year ended December 31, 2016	Period from inception February 16, 2015 to December 31, 2015
Operating activities
Loss for the year	$(11,366,372)	$(8,973,347)	$(995,833)
Adjustments for:
Amortization	124,134	22,567	629
Stock-based compensation expense	889,511	1,461,189	354,015
Shares issued for services	1,085,716	3,264,681	-
Interest accretion expense	69,562	25,908	-
Finder’s fee on convertible loan	258,542	-	-
Impairment of goodwill	1,342,794	-	-
Impairment of trademark and patents	19,174	-	-
Change in fair value of warrant derivative	186,269	-	-
Changes in non-cash working capital items:
Receivables	93,210	(242,645)	(28,639)
Prepaid expenses	(657,713)	(202,238)	(47,347)
Inventory	(44,092)	14,966	(14,967)
Trades payable and accrued liabilities	568,850	325,090	132,910
Customer deposits	110,335	140,994	28,507
Net cash flows used in operating activities	(7,320,080)	(4,162,835)	(570,725)

Investing activities
Expenditures on plant and equipment	(1,264,265)	(232,027)	(16,438)
Purchase of Intermeccanica	(900,000)	(100,000)	-
Cash received on business combination	59,449	-	-
Expenditures on trademarks and patents	-	(25,345)	-
Net cash flows used in investing activities	(2,104,816)	(357,372)	(16,438)
Financing activities
Proceeds from bank loan	123,637	-	-
Proceeds from convertible loans	2,441,225	300,000	-
Repayment of shareholder loans	(33,155)	(135,000)	185,000
Proceeds from share subscription	750,000	101,500	50,000
Proceeds on issuance of common shares – net of issue costs	10,837,902	8,063,633	458,520
Net cash flows from financing activities	14,119,609	8,330,133	693,520
Increase in cash and cash equivalents	4,694,713	3,809,926	106,357

Cash and cash equivalents, beginning	3,916,283	106,357	-
Cash and cash equivalents, ending	$8,610,996	$3,916,283	$106,357

Non-cash financing and investing transactions:

Issuance of promissory note for acquisition of Intermeccanica	$1,500,000	$-	$-

The accompanying notes are an integral part of these financial statements

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

6. Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Production molds deposit	Total

Cost:
At December 31, 2015	$16,438	$-	$-	$-	$-	$16,438
Additions	27,771	18,897	173,213	12,146	-	232,027
At December 31, 2016	44,209	18,897	173,213	12,146	-	248,465
Additions	246,634	54,757	216,837	89,055	914,060	1,521,343
December 31, 2017	290,843	73,654	390,050	101,201	914,060	1,769,808

Amortization:
At December 31, 2015	629	-	-	-	-	629
Charge for the year	6,483	2,514	11,666	1,904	-	22,567
At December 31, 2016	7,112	2,514	11,666	1,904	-	23,196
Charge for the year	181,495	24,633	74,098	72,703	-	352,929
At December 31, 2017	188,607	27,147	85,764	74,607	-	376,125

Net book value:
At December 31, 2016	$37,097	$16,383	$161,547	$10,242	$-	$225,269
At December 31, 2017	$102,237	$46,507	$304,286	$26,594	$914,060	$1,393,683

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

As at December 31, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	December 31, 2017	December 31, 2016
Payable not later than one year	$310,034	$221,071
Payable later than one year and not later than five years	507,036	601,542
Payable later than five years	-	-
	$817,070	$882,613

10. Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Net loss	$(11,366,371)	$(8,973,347)	$(995,833)
Statutory tax rate	26%	26%	26%
Expected income tax recovery at the statutory tax rate	(2,955,257)	(2,333,070)	(134,437)
Stock-based compensation	231,273	1,228,726	47,792
Share issue cost and other	488,227	(231,643)	-
Effect of change in tax rate	(149,561)	-	-
SR&ED effects	183,351	-	-
Temporary differences not recognized	2,385,319	1,335,987	86,645
Income tax recovery	$-	$-	$-

The Company has the following deductible temporary differences:

	December 31, 2017	December 31, 2016	December 31, 2015
Non-capital loss carry-forwards	$11,436,565	$5,019,398	$641,189
Property, plant and equipment	141,271	23,197	-
Share issue costs	1,983,154	737,637	-
SR&ED	1,397,672	-	-
Other	(558,000)	-	-
	14,400,662	5,780,231	641,189
Deferred tax assets not recognized	(14,955,454)	(5,780,231)	(641,189)
Deferred tax liability	(554,794)	-	-

Deferred tax liability (tax effected at 27%)	$(149,794)	$-	$-

The non-capital losses expire between 2035 and 2037.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

During the year ended December 31, 2017 the Company issued 2,000,595 warrants exercisable at prices from US $1 to US $11.70, expiring between September 30, 2019 and October 31, 2024.

A reconciliation of the changes in fair values of the derivative liability is below:

December 31, 2017
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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Issued share capital
At December 31, 2017 the Company had 47,588,209 issued and outstanding common shares (2016 – 41,783,587, 2015 – 26,783,625).

On February 16, 2015, the Company issued seed capital of 25,350,000 common shares for gross proceeds of $5,070, with a share and unit price of $.0002.

During the period ended December 31, 2015, the Company issued 1,433,625 common shares for gross proceeds of $453,450 with unit prices ranging from $0.20 to $0.40. The Company also received $50,000 as a subscription for common shares.

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

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $11,366,371 (2016 $8,973,347, 2015 $995,833 ) and the weighted average number of common shares outstanding of 43,636,629 (2016 32,684,868, 2015 25,769,510). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

During the year ended December 31, 2017, the Company recognized stock-based compensation expense of $889,511 (2016 - $1,461,189; 2015 - $354,015).

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

15. General and administrative expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Rent	$269,716	$141,957	$17,936
Office expenses	345,986	113,158	18,013
Legal and professional	912,347	643,725	78,660
Consulting fees	405,176	186,437	11,985
Investor relations	113,256	-	-
Salaries	326,770	120,558	6,276
	$2,373,251	$1,205,835	$132,870

16. Research and development expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Labour	$1,971,946	$1,715,562	$382,047
Materials	2,763,355	1,266,730	117,537
Government grants	(304,914)	(203,997)	(12,775)
	$4,430,387	$2,778,295	$486,809

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

17. Sales and marketing expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Consulting	$143,275	$35,847	$-
Marketing	182,723	93,345	19,691
Salaries	305,383	80,263	-
	$631,381	$209,455	$19,691

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

19.
Related party transactions

Related party balances
The following amounts are due to related parties

	December 31, 2017	December 31, 2016
Shareholder loan	$10,383	$-
Due to related parties (Note 7)	16,814	79,904
	$27,197	$79,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation
	December 31, 2017	December 31, 2016	December 31, 2015
Consulting fees	$185,000	$136,500	$-
Salary	280,167	45,000	-
Deferred salary for CEO	-	30,000	-
Stock-based compensation	659,228	1,238,013	338,883
	$1,124,395	$1,449,513	$338,883

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	December 31, 2017	December 31, 2016
Loans and receivables:
Cash and cash equivalents	$8,610,996	$3,916,283
Other receivables	243,639	271,284
	$8,854,635	$4,187,567

Financial liabilities included in the statement of financial position are as follows:

December 31, 2017	December 31, 2017	December 31, 2016
Non-derivative financial liabilities:
Bank loan	$123,637	$-
Trade payable	474,334	150,305
Customer deposits	447,071	169,500
Convertible loan	-	243,676
Shareholder loan	10,383	-
Promissory note	1,500,000	-
Derivative financial liabilities:
Warrant derivative liability	3,655,686	-
	$6,2711,111	$563,481

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

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Expressed in Canadian dollars)

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

INDEPENDENT AUDITOR’S REPORT

To the Directors of Intermeccanica International Inc.

We have audited the accompanying financial statements of Intermeccanica International Inc. which comprise the statement of financial position as at March 31, 2017 and 2016, and the statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Intermeccanica International Inc. as at March 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

 /s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
June 7, 2018

Intermeccanica International Inc.
Statements of Financial Position
(Expressed in Canadian dollars)

	Note	March 31, 2017	March 31, 2016
ASSETS
Current assets
Cash		$72,846	$19,986
Receivables		210,677	115,133
Inventory	4	193,836	155,424
Taxes recoverable	5	8,216	8,216
Prepaid expenses and deposits		16,952	16,606
		502,527	315,365

Non-current assets
Plant and equipment	6	38,394	51,853

TOTAL ASSETS		$540,921	$367,218

LIABILITIES
Current liabilities
Bank indebtedness	7	$-	$159,637
Trade payables and accrued liabilities	8	80,103	84,241
Customer deposits		189,853	122,584
Income taxes payable		17,251	-
Shareholder loans	14	167,512	83,324
Current portion of long-term debt	9	4,153	4,153
		458,872	453,939

Non-current liabilities
Long-term debt	9	9,344	13,498
TOTAL LIABILITIES		468,216	467,437

EQUITY
Share capital	13	100	100
Retained earnings (deficit)		72,605	(100,319)
TOTAL EQUITY (DEFICIT)		72,705	(100,219)

TOTAL LIABILITIES AND EQUITY		$540,921	$367,218

Commitments (Note 10)
Subsequent event (Note 16)

On behalf of the Board of Directors.

/s/ Jerry Kroll

/s/ Henry Reisner
Director
Director

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

		Year ended
	Note	March 31, 2017	March 31, 2016

Revenue	11, 14	$1,262,657	$1,001,549
Cost of sales		700,000	681,399
Gross profit		562,657	320,150

Operating expenses
Advertising and promotion		20,038	24,747
Amortization of equipment	6	13,459	10,925
Bad debts		1,511	1,262
Bank charges & interest		9,998	12,526
Computer expenses		1,044	1,363
Insurance		15,394	13,522
Office expenses		5,655	4,156
Professional fees		8,059	8,799
Rent, property taxes and licenses		77,727	76,384
Research and development expenses		-	38,585
Salaries and benefits		145,976	127,687
Shop supplies		27,752	21,678
Telephone and utilities		24,015	23,252
Travel		21,855	11,924
		372,482	376,810
Income (loss) before tax		190,175	(56,660)
Provision (recovery) for income tax	12	17,251	(1,500)

Net and comprehensive income (loss)		$172,924	$(55,160)

Income (loss) per share		$190	$(61)

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Changes in Equity
(Expressed in Canadian dollars)

						Retained
		Common shares		Preferred shares		Earnings
	Note	Number	Amount	Number	Amount	(Deficit)	Total
Balance at March 31, 2015	13	910	$9	9,100	$91	$(45,159)	$(45,059)
Comprehensive loss for the year		-	-	-	-	(55,160)	(56,160)
Balance at March 31, 2016	13	910	9	9,100	91	(100,319)	(100,219)
Comprehensive income for the year						172,924	172,923
Balance at March 31, 2017	13	910	$9	9,100	$91	$72,605	$72,705

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended

	March 31, 2017	March 31, 2016
Operating activities
Income (loss) for the year	$172,924	$(55,160)
Adjustments for:
Amortization	13,459	10,925
Changes in non-cash working capital items:
Receivables	(95,544)	(30,328)
Inventory	(38,412	244,199
Prepaid expenses and deposits	(346)	5,459
Trades payable and accrued liabilities	(4,138)	(64,348)
Customer deposits	67,269	(89,738)
Income taxes payable	17,251	-
Net cash flows from operating activities	132,463	21,009
Investing activities
Expenditures on plant and equipment	-	(24,280)
Net cash flows used in investing activities	-	(24,280)
Financing activities
Payment of bank indebtedness	(159,637)	(13,963)
Proceeds from (repayment of) loan	(4,154)	17,651
Proceeds from (repayment of) shareholder loans	84,188	(10,925)
Net cash flows used in financing activities	(79,603)	(7,237)
Increase (decrease) in cash	52,860	(10,508)

Cash, beginning	19,986	30,494
Cash, ending	$72,846	$19,986

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

1. Nature and continuance of operations

Intermeccanica International Inc. (the “Company”) was incorporated on October 23, 1981, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of custom built vehicles and provision of related services.

The head office and principal address of the Company are located at 49 Braid Street, New Westminster, British Columbia, Canada, V3L 5N7.

2. Significant accounting policies and basis of preparation

The financial statements were authorized for issue on June 7, 2018 by the directors of the Company.

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

Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation. There was no effect on reported earnings.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability and measurement of receivables and inventory, fair value measurements for financial instruments, and the recoverability and measurement of deferred tax assets.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies.

The most significant judgments in applying the Company’s financial statements include:

•
recoverability and measurement of receivables and inventory
•
the classification of financial instruments; and
•
the calculation of income taxes requires judgement in interpreting tax rules and regulations.

Inventory
Inventory consists of work in progress under fixed price contracts, parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

2.
Significant accounting policies and basis of preparation (cont’d)

Income (loss) per share
Income (loss) per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported loss attributable to owners of the Company.

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

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s non-derivative financial liabilities consist of trade payables, customer deposits, long-term debt and shareholder loans.

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

Impairment of assets
The carrying amount of the Company’s assets (which include plant and equipment and inventory) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

2.
Significant accounting policies and basis of preparation (cont’d)

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

Plant and Equipment
Plant and equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

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

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment
Amortization rate
Computers
55%
Vehicles
30%
Office equipment
20%
Shop equipment
20%

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

2.
Significant accounting policies and basis of preparation (cont’d)

Warranty allowance
The Company recognizes its commitment under product warranties by charging to expense an amount based on the prior years’ experience to maintain an allowance based on the last two years’ vehicle sales.

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

Sales of vehicles:
The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion of the project. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as work in progress. Amounts billed in excess of work performed is recorded as deferred revenue.

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

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

3.
Accounting standards issued but not yet effective (cont’d)

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

4. Inventory

	March 31, 2017	March 31, 2016
Parts	193,836	155,424
	$193,836	$155,424

5. Taxes recoverable

	March 31, 2017	March 31, 2016
Investment tax credit receivable	$6,716	$6,716
Tax receivable	1,500	1,500
	$8,216	$8,216

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

6. Plant and equipment

	Equipment	Computers	Tooling	Vehicles	Leasehold Improvement	Total
Cost:
At March 31, 2015	$104,571	$4,766	$67,806	$51,075	$62,701	$290,919
Additions	-	-	3,515	20,765	-	24,280
At March 31, 2016	104,571	4,766	71,321	71,840	62,701	315,199
Additions	-	-	-	-	-	-
At March 31, 2017	104,571	4,766	71,321	71,840	62,701	315,199

Amortization:
At March 31, 2015	91,136	3,097	59,576	35,911	62,701	252,421
Charge for the year	1,344	918	999	7,664	-	10,925
At March 31, 2016	92,480	4,015	60,575	43,575	62,701	263,346
Charge for the year	2,149	413	1,950	8,947	-	13,459
At March 31, 2017	94,629	4,428	62,525	52,522	62,701	276,805

Net book value:
At March 31, 2016	$12,091	$751	$10,747	$28,265	$-	$51,853
At March 31, 2017	$9,942	$338	$8,796	$19,318	$-	$38,394

7. Bank Indebtedness

The Company, the President & Director, and his wife have a joint business line of credit with Bank of Montreal (BMO) with a limit of $200,000 that is payable on demand, bears interest at BMO’s personal line of credit base rate plus 1.5% and is secured by a general security agreement, a specific charge over a vehicle, and a charge over the personal home of the President & Director and his wife. Bank indebtedness consists of:

	March 31, 2017	March 31, 2016
Line of credit	$-	$159,637

8. Trade payables and accrued liabilities

	March 31, 2017	March 31, 2016
Trade payables	$23,717	$34,154
Wages and salaries payable	35,387	25,978
Sales taxes payable	8,466	4,909
Accrued liabilities	12,533	19,200
	$80,103	$84,241

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

9. Long-term debt

On June 2, 2015, the Company entered into a long-term loan for a principal amount up to $20,785. The loan is repayable at $346 per month beginning July 2, 2015, is non-interest bearing, unsecured and is due on or before June 2, 2020. The Company determined that the fair value of the loan was not significantly different from its face value. During the year ended March 31, 2017, the Company repaid $4,153.

	March 31, 2017	March 31, 2016
Loan	$13,497	$18,101
Current portion of loan	(4,153)	(4,153)
	$9,344	$13,948

10. Commitments

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at March 31, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	March 31, 2017	March 31, 2016
Payable not later than one year	$294,548	$220,696
Payable later than one year and not later than five years	601,293	595,194
Payable later than five years	126,340	426,986
	$1,022,181	$1,242,876

11. Revenue

During the year ended March 31, 2017, the Company recognized $787,266 (2016 - $789,824) as revenue from fixed-fee contracts. Contract revenue is determined by percentage of completion. The percentage is determined based on the amount of costs incurred relative to the total costs expected for a given contract.

For contracts in progress at:

	March 31, 2017	March 31, 2016
Aggregate amount of costs incurred	$160,183	$140,315
Aggregate amount of profits recognized	68,650	60,135
Amounts billed in excess of work performed	192,958	213,557
Revenue recognized in excess of amounts billed	228,834	200,449

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

12. Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	March 31, 2017	March 31, 2016
Net income (loss) before taxes	$190,175	$(56,660)
Statutory tax rate	13%	13%
Expected income tax liability (recovery) at the statutory tax rate	24,723	(7,366)
Non-deductible items and other	4,642	2,317
Temporary differences not recognized	(12,114)	3,549
Income tax expense	$17,251	$(1,500)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	March 31, 2017	March 31, 2016
Non-capital loss carry-forwards	$-	$10,696

13. Share capital

Authorized share capital
10,000 common shares without par value.
10,000 preferred shares with a par value of $0.01 each

Issued share capital
At March 31, 2017 and March 31, 2016 there were 910 common shares with a value of $9 and 9,100 preferred shares with a value of $91, redeemable at a price of $49.50 per share, issued and outstanding.

14. Related party transactions

Related party balances
The following amounts are due to related parties

	March 31, 2017	March 31, 2016
Shareholder loans	$167,512	$83,824

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Economic dependence
During the year ended March 31, 2017 the Company recognized revenue of $368,712 (2016 - $102,902 from ElectraMeccanica Vehicles Corp., a company with senior management in common (see Note 16).

Key management personnel compensation
Key management personnel compensation consisting of salaries and benefits for the year ended March 31, 2017 was $48,000 (2016 - $48,000).

15. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its accounts receivable. It is the opinion of management that these accounts do not represent a significant credit risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company monitors its cash balances and cash flows generated from operations to meet its requirements. As at March 31, 2017 and 2016 the most significant financial liabilities are bank indebtedness, accounts payable, shareholder loans and long-term debt. Management is of the opinion that the Company has sufficient cash resources to meet its liabilities when due.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it has sales and purchases denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	March 31, 2017	March 31, 2016
Cash	$34,578	$2,213
Trade receivables	1,856	46,000
Trade payables	(10,803)	(14,320)
	$25,631	$33,893

Based on the above net exposures, as at March 31, 2017, a 10% change in the US dollar to Canadian dollar exchange rate would impact the Company’s net loss by $3,409 (2016 - $4,406).

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on the operating line of credit which bears interest at a floating rate based on BMO’s personal line of credit base rate plus 1.5%. A 1% change in market interest rates would have an impact on the Company’s net loss of $729 for the year ended March 31, 2017 (2016 - $200)

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

15.
Financial instruments and financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2017	March 31, 2016
Loans and receivables:
Cash	$72,846	$19,986
Trade receivables	210,677	61,568
Taxes recoverable	8,216	8,216
	$291,739	$89,770

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2017	March 31, 2016
Non-derivative financial liabilities:
Bank indebtedness	$-	$159,637
Trade payable and accrued liabilities	80,103	84,241
Customer deposits	189,853	122,584
Long-term debt	13,497	17,651
Shareholder loans	167,512	83,324
	$450,965	$467,437

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

Capital management
The Company’s policy is to maintain an adequate capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

16.
SUBSEQUENT EVENT

On October 18, 2017 all of the outstanding shares of the Company were acquired by ElectraMeccanica Vehicles Corp. (ElectraMeccanica), a company with common management. Total purchase consideration was $2,500,000, of which $1,000,000 was paid on or before acquisition, and Electrameccanica entered into a promissory note for $1,500,000, which was secured over the assets of the Company. The promissory note was paid in full on January 28, 2018.

Intermeccanica International Inc.
Interim Statements of Financial Position
(Expressed in Canadian dollars)

	Note	September 30, 2017 (unaudited)	March 31, 2017
ASSETS
Current assets
Cash		$152,104	$72,846
Receivables		110,593	210,677
Inventory	4	190,981	193,836
Taxes recoverable	5	-	8,216
Prepaid expenses and deposits		12,848	16,952
		466,526	502,527

Non-current assets
Plant and equipment	6	41,046	38,394

TOTAL ASSETS		$507,572	$540,921

LIABILITIES
Current liabilities
Bank indebtedness	7	$-	$-
Trade payables and accrued liabilities	8	60,149	80,103
Customer deposits		210,520	189,853
Income taxes payable		17,251	17,251
Shareholder loans	13	150,280	167,512
Current portion of long-term debt	9	4,153	4,153
		442,353	458,872

Non-Current liabilities
Long-term debt	9	7,268	9,344
TOTAL LIABILITIES		449,621	468,216

EQUITY
Share capital	12	100	100
Retained earnings		57,851	72,605
TOTAL EQUITY		57,951	72,705

TOTAL LIABILITIES AND EQUITY		$507,572	$540,921

Commitments (Note 10)
Subsequent event (Note 16)

On behalf of the Board of Directors.

 /s/ Henry Reisner
 Director

The accompanying notes are an integral part of these interim financial statements.

Intermeccanica International Inc.
Interim Statements of Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian dollars)

		Three months ended		Six months ended
	Note	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenue	11, 13	$249,784	$265,690	$529,736	$582,279
Cost of sales		190,883	180,578	381,071	377,025
Gross profit		58,901	85,112	148,665	205,254

Operating expenses
Advertising and promotion		519	11,926	1,060	12,205
Amortization of equipment		4,481	3,365	7,067	6,729
Bank charges & interest		884	2,930	1,784	5,614
Computer expenses		32	32	65	65
Insurance		4,010	3,862	8,055	7,602
Office expenses		1,787	1,054	3,118	2,014
Professional fees		3,538	5,024	5,727	8,160
Rent, property taxes and licenses		18,399	17,926	36,500	35,284
Research and development		-	-	1,500	-
Salaries and benefits		28,905	28,130	55,099	55,260
Shop supplies		8,374	6,622	20,695	13,699
Telephone and utilities		5,487	4,946	12,966	10,863
Travel		6,289	5,430	9,783	8,747
		82,705	91,247	163,419	166,244
Net and comprehensive income (loss)		$(23,804)	$(6,135)	$(14,754)	$39,012

Income (loss) per share		$(26)	$(7)	$(16)	$43

The accompanying notes are an integral part of these interim financial statements.

Intermeccanica International Inc.
Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

						Retained
		Common shares		Preferred shares		Earnings
	Note	Number	Amount	Number	Amount	(Deficit)	Total
Balance at March 31, 2016	12	910	$9	9,100	$91	$(100,319)	$(100,219)
Comprehensive income for the period		-	-	-	-	(14,754)	(14,754)
Balance at September 30, 2016	12	910	$9	9,100	$91	$(115,073)	$(114,973)

Balance at March 31, 2017		910	$9	9,100	$91	$72,605	$72,705
Comprehensive loss for the period		-	-	-	-	(14,754)	(14,754)
Balance at September 30, 2017	12	910	$9	9,100	$91	$57,851	$57,951

The accompanying notes are an integral part of these interim financial statements.

Intermeccanica International Inc.
Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended		Six months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating activities
Income (loss) for the period	$(23,804)	$(6,135)	$(14,754)	$39,012
Adjustments for:
Amortization	4,481	3,365	7,067	6,729
Changes in non-cash working capital items:
Receivables	(48,348)	(8,168)	100,084	64,161
Inventory	244,721	10,314	2,855	(186,165)
Taxes recoverable	-	-	8,216	6,716
Prepaid expenses and deposits	2,400	2,820	4,104	3,815
Trades payable and accrued liabilities	(35,353)	15,145	(19,954)	22,436
Customer deposits	(225,455)	25,256	20,667	148,426
Net cash flows from (used in) operating activities	(81,358)	42,597	108,285	105,130
Investing activities
Expenditures on plant and equipment	(4,542)	(500)	(9,719)	(24,452)
Net cash flows used in investing activities	(4,542)	(500)	(9,719)	(24,452)
Financing activities
Payment of bank indebtedness	-	(22,108)		(5,072)
Payment of loan	(1,038)	(1,038)	(2,076)	(2,077)
Payment of shareholder loans	(8,668)	(5,557)	(17,232)	(13,127)
Net cash flows used in financing activities	(9,706)	(28,703)	(19,308)	(20,276)
Increase (decrease) in cash	(95,606)	13,394	79,258	60,402

Cash, beginning	247,710	66,994	72,846	19,986
Cash, ending	$152,104	$80,388	$152,104	$80,388

The accompanying notes are an integral part of these interim financial statements.

Intermeccanica International Inc.
Notes to the Interim Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the six months ended September 30, 2017

1. Nature and continuance of operations

Intermeccanica International Inc. (the “Company”) was incorporated on October 23, 1981, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of custom built vehicles and provision of related services.

The head office and principal address of the Company are located at 49 Braid Street, New Westminster, British Columbia, Canada, V3L 5N7.

2. Significant accounting policies and basis of preparation

The financial statements were authorized for issue on June 14, 2018 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards
These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Therefore, these financial statements comply with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability and measurement of receivables and inventory, fair value measurements for financial instruments, and the recoverability and measurement of deferred tax assets.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies.

The most significant judgments in applying the Company’s financial statements include:

•
recoverability and measurement of receivables and inventory
•
the classification of financial instruments; and
•
the calculation of income taxes requires judgement in interpreting tax rules and regulations.

Inventory
Inventory consists of work in progress under fixed price contracts, parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Income (loss) per share
Income (loss) per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported loss attributable to owners of the Company.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Cash and receivables are classified as loans and receivables.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s non-derivative financial liabilities consist of trade payables, customer deposits, long-term debt and shareholder loans.

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

Impairment of assets
The carrying amount of the Company’s assets (which include plant and equipment and inventory) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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

Plant and Equipment
Plant and equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

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

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment
Amortization rate
Computers
55%
Vehicles
30%
Office equipment
20%
Shop equipment
20%

Warranty allowance
The Company recognizes its commitment under product warranties by charging to expense an amount based on the prior years’ experience to maintain an allowance based on the last two years’ vehicle sales.

Intermeccanica International Inc.
Notes to the Interim Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the six months ended September 30, 2017

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

Sales of vehicles:
The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion of the project. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as work in progress. Amounts billed in excess of work performed is recorded as deferred revenue.

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

4. Inventory

	September 30, 2017	March 31, 2017
Parts	$190,981	$193,836

5. Taxes recoverable

	September 30, 2017	March 31, 2017
Investment tax credit receivable	$-	$6,716
Tax receivable	-	1,500
	$-	$8,216

6. Plant and equipment

	Equipment	Computers	Tooling	Vehicles	Leasehold Improvement	Total
Cost:
At March 31, 2016	$104,571	$4,766	$71,321	$71,840	$62,701	$315,199
Additions	-	-	-	-	-	-
At March 31, 2017	104,571	4,766	71,321	71,840	62,701	315,199
Additions	-	760	-	-	8,959	9,719
At Sept 30, 2017	104,571	5,526	71,321	71,840	71,660	324,918

Amortization:
At March 31, 2016	92,480	4,015	60,575	43,575	62,701	263,346
Charge for the year	2,149	413	1,950	8,947	-	13,459
At March 31, 2017	94,629	4,428	62,525	52,522	62,701	276,805
Charge for the period	969	408	862	2,961	1,867	7,067
At Sept 30, 2017	95,598	4,836	63,387	55,483	64,568	283,872

Net book value:
At March 31, 2017	$9,942	$338	$8,796	$19,318	$-	$38,394
At Sept 30, 2017	$8,973	$690	$7,934	$16,357	$7,092	$41,046

Intermeccanica International Inc.
Notes to the Interim Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the six months ended September 30, 2017

7. Bank Indebtedness

The Company, the President & Director, and his wife have a joint business line of credit with Bank of Montreal (BMO) with a limit of $200,000 that is payable on demand, bears interest at BMO’s personal line of credit base rate plus 1.5% and is secured by a general security agreement, a specific charge over a vehicle, and a charge over the personal home of the President & Director and his wife. Bank indebtedness at September 30, 2017 is $Nil (March 31, 2017 - $Nil):

8. Trade payables and accrued liabilities

	September 30, 2017	March 31, 2017
Trade payables	$8,506	$23,717
Wages and salaries payable	32,964	35,387
Sales taxes payable	6,479	8,466
Accrued liabilities	12,200	12,533
	$60,149	$80,103

9. Long-term debt

On June 2, 2015, the Company entered into a long-term loan for a principal amount up to $20,785. The loan is repayable at $346 per month beginning July 2, 2015, is non-interest bearing, unsecured and is due on or before June 2, 2020. The Company determined that the fair value of the loan was not significantly different from its face value. During the six months ended September 30, 2017, the Company repaid $2,076 (September 30, 2016 - $2,076).

	September 30, 2017	March 31, 2017
Loan	$11,421	$13,497
Current portion of loan	(4,153)	(4,153)
Long-term portion of loan	$7,268	$9,344

10. Commitments

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at September 30, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	September 30, 2017	March 31, 2017
Payable not later than one year	$300,646	$294,548
Payable later than one year and not later than five years	577,309	601,293
Payable later than five years	-	126,340
	$877,955	$1,022,181

11. Revenue

During the six months ended September 30, 2017, the Company recognized $388,444 (2016 - $277,454) as revenue from fixed-fee contracts. Contract revenue is determined by percentage of completion. The percentage is determined based on the amount of costs incurred relative to the total costs expected for a given contract.

For contracts in progress at:

	September 30, 2017	March 31, 2017
Aggregate amount of costs incurred	$180,815	$160,183
Aggregate amount of profits recognized	77,493	68,650
Amounts billed in excess of work performed	210,521	64,883
Revenue recognized in excess of amounts billed	71,482	100,759

12. Share capital

Authorized share capital
10,000 common shares without par value.
10,000 preferred shares with a par value of $0.01 each

Issued share capital
At September 30, 2017 there were 910 common shares with a value of $9 and 9,100 preferred shares with a value of $91, redeemable at a price of $49.50 per share, issued and outstanding.

Intermeccanica International Inc.
Notes to the Interim Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the six months ended September 30, 2017

13. Related party transactions

Related party balances
The following amounts are due to related parties

	September 30, 2017	March 31, 2017
Shareholder loans	$150,280	$167,512

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Economic dependence
During the six months ended September 30, 2017 the Company recognized revenue of $245,384 (2016 - $119,016) from ElectraMeccanica Vehicles Corp., a company with senior management in common (see Note 16).

Key management personnel compensation
Key management personnel compensation consisting of salaries and benefits for the six months ended September 30, 2017 was $24,000 (2016 - $24,000).

14. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its receivables. It is the opinion of management that these accounts do not represent a significant credit risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company monitors its cash balances and cash flows generated from operations to meet its requirements. As at September 30, 2017 the most significant financial liabilities are accounts payable, customer deposits and long-term debt. Management is of the opinion that the Company has sufficient cash resources to meet its liabilities when due.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it has sales and purchases denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	September 30, 2017	March 31, 2017
Cash	$58,567	$34,578
Trade receivables	1,456	1,856
Trade payables	(1,415)	(10,803)
	$58,608	$25,631

Based on the above net exposures, as at September 30, 2017, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $5,860 (2016 – $2,563).

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on the operating line of credit which bears interest at a floating rate based on BMO’s personal line of credit base rate plus 1.5%. A 1% change in market interest rates would have an impact on the Company’s net loss of $1,521 for the six months ended September 30, 2017 (2016 – $775).

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2017	March 31, 2017
Loans and receivables:
Cash	$152,104	$72,846
Trade receivables	110,593	210,677
Taxes recoverable	-	8,216
	$262,697	$291,739

Intermeccanica International Inc.
Notes to the Interim Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the six months ended September 30, 2017

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2017	March 31, 2017
Non-derivative financial liabilities:
Bank indebtedness	$-	$-
Trade payable and accrued liabilities	60,149	80,103
Customer deposits	210,520	189,853
Long-term debt	11,421	13,497
Shareholder loans	150,280	167,512
	$432,370	$450,965

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

Capital management
The Company’s policy is to maintain an adequate capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

16.
SUBSEQUENT EVENT

On October 18, 2017 all of the outstanding shares of the Company were acquired by ElectraMeccanica Vehicles Corp. (“ElectraMeccanica”), a company with common management. Total purchase consideration was $2,500,000, of which $1,000,000 was paid on or before acquisition, and Electrameccanica entered into a promissory note for $1,500,000, which was secured over the assets of the Company. The promissory note was paid in full on January 28, 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F/A:

Exhibit
Number	Description
1.1	Notice of Articles(1)

1.2	Articles(1)

4.1	2015 Stock Option Plan(1)

4.2	Joint Operating Agreement between the Company, Intermeccanica International Inc. and Henry Reisner, dated July 15, 2015(1)

4.3	Amending Agreement to Joint Operating Agreement, between the Company, Intermeccanica International Inc. and Henry Reisner, dated September 19, 2016(1)

4.4	Executive Services Agreement between the Company and Jerry Kroll, dated July 1, 2016(1)

4.5	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

4.6	Executive Services Agreement between the Company and Iain Ball, dated July 1, 2016(1)

4.7	Executive Services Agreement between the Company and Hurricane Corporate Services Ltd., dated July 1, 2016(1)

4.8	Executive Services Agreement between the Company and Henry Reisner, dated July 1, 2016(1)

4.9	Executive Services Agreement between the Company and Mark West, dated November 1, 2016(2)

10.1	Share Purchase Agreement(3)

10.2	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(4)+

10.3	Share Pledge Agreement between the Company and Jerry Kroll, dated October 16, 2017(4)

11.1	Code of Conduct and Ethics(5)

11.2	Insider Trading Policy(5)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO*

13.1	Section 906 Certifications of CFO*

15.1	Audit Committee Charter(5)

15.2	Nominating Committee Charter(5)

15.3	Compensation Committee Charter(5)

15.4	Corporate Governance and Human Resources Committee Charter(5)

15.5	Enterprise Risk Oversight Committee Charter(5)

15.6	Social Media Committee Charter(5)

15.7	Regulatory, Foreign Compliance & Government Affairs Committee Charter(5)

15.8	Risk and Information Security Committee Charter(5)

Notes:

*	Filed herewith.
+
Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form F-1/A as filed with the SEC on December 20, 2016 and incorporated herein by reference.
(3)	Filed as an exhibit to our report of foreign private issuer on Form 6-K as filed with the SEC on October 20, 2017 and incorporated herein by reference.
(4)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on February 1, 2018 and incorporated herein by reference.
(5)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on April 19, 2018 and incorporated herein by reference.

Electrameccanica Vehicles Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Electrameccanica Vehicles Corp.

Date: August 29, 2018.

By:	/s/ Jerry Kroll
Jerry Kroll
President and Chief Executive Officer