Form 20-F
period 2018-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2019-04-01
CIK 1637736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Bal Bhullar; (604) 428-7656; bal@electrameccanica.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market LLC
Warrants, each to purchase one Common Share	The Nasdaq Stock Market LLC

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

32,332,343 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐ If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 and the period ended December 31, 2015.

Consolidated Statement of Comprehensive Loss
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Period ended December 31, 2015
Revenues	$777,302	$109,173	-	-
Gross Profit	$202,130	$45,223	-	-
Net Loss	$10,048,150	$11,366,372	$8,973,347	995,833
Loss per Share – Basic and Diluted	$(0.38)	$(0.26)	$(0.27)	(0.04)

Consolidated Statements of Financial Position
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Cash	$18,926,933	$8,610,996	$3,916,283	$106,357
Current Assets	$22,807,135	$10,007,684	$4,437,152	$197,309
Total Assets	$29,480,731	$12,661,381	$4,787,766	$213,118
Current Liabilities	$1,821,668	$3,354,675	$881,176	$346,416
Total Liabilities	$6,574,543	$7,010,365	$881,176	$346,416
Shareholders’ Equity (Deficiency)	$22,906,188	$5,651,016	$3,906,590	$(133,298)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements”.

We have not been successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have not yet begun mass production or the commercial delivery of our first vehicle. To date, we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-mass production electric vehicles were netted off against research and development costs as cost recovery and minimal revenue from the sale of custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle and other intended electric vehicles. The Tofino is in development and we are just starting the process to deliver to our SOLO customers. We expect to build the prototype of the Tofino in 2020. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We expect that we will experience an increase in losses prior to the launch of the SOLO the Tofino or other intended EVs.

For the fiscal year ended December 31, 2018, we generated a net loss of $10,038,145, bringing our accumulated deficit to $31,373,697. We anticipate generating a significant loss for the current fiscal year. The independent auditor’s report on our audited financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenues, are currently in debt and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even if we are able to successfully develop the SOLO, the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the SOLO, the Tofino and the Super SOLO;

•	open Electra Meccanica stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

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

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

To carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

To carry out our proposed business plan for the next 12 months, we estimate that we will need approximately $30 million. If cash on hand, revenue from the sale of our cars, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings, and shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

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

Terms of future financings may adversely impact your investment.

We may have to engage in common equity, debt or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single passenger electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single passenger electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general and, in particular, safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;

•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	perceptions about and the actual cost of alternative fuel.

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

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

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

In October 2017, we entered into a manufacturing agreement with a wholly-owned subsidiary (“Zongshen”) of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China. Under the agreement, Zongshen has begun the process of establishing tooling and has contracted to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfill its obligations under that manufacturing agreement. Zongshen’s ability to fulfill its obligations is outside of our control and depends on a variety of factors including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. If Zongshen is unable to fulfill its obligations or is only able to partially fulfill its obligations, we will not be able to sell our SOLO vehicle in the volumes anticipated on the timetable that we anticipate, if at all.

We do not currently have arrangements in place that will allow us to fully execute our business plan.

To sell our vehicles as envisioned, we will need to enter into agreements and arrangements that are not currently in place. These include entering into agreements with dealerships, arranging for the transportation of the mass-produced SOLOs to be delivered pursuant to our manufacturing agreement with Zongshen, obtaining battery and other essential supplies in the quantities that we require, entering into manufacturing agreements for the Super SOLO and the Tofino and acquiring additional manufacturing capability. If we are unable to enter into such agreements or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Jerry Kroll, our Chief Executive Officer, Henry Reisner, our President and Chief Operating Officer, Bal Bhullar, our Chief Financial Officer, Isaac Moss, our Chief Administrative Officer, and Ed Theobald, our General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

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

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. A similar evaluation of the Tofino is further behind.

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

We have very limited experience servicing our vehicles. We plan for mass production to begin for SOLO vehicles for deliveries during 2019 and a prototype for the Tofino in 2020. As of March 29, 2019, the total number of SOLOs that we have produced pre-mass production is approximately 50, and the number of SOLOs that Zongshen has produced pre-mass production is 20. Throughout its history, Intermeccanica International Inc. (“Intermeccanica”) has produced approximately 2,500 cars, which includes, providing after sales support and servicing. We do not have any experience servicing the SOLO or the Tofino as a limited number of SOLOS have been produced and the Tofino has not yet been produced. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We may not succeed in establishing, maintaining and strengthening the Electra Meccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Electra Meccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Electrameccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our SOLO, and the Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives that are offered to purchasers of EVs or persons installing home charging stations, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

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

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes;

•	addressing new markets; and

•	establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians, for our electric vehicles. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Zongshen to produce 75,000 SOLO vehicles over approximately three years. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of Zongshen or that of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

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

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or

•	establish and maintain alternative branding for our products and services.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) (the “Business Corporation Act”) and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our officers, our auditor and all but two of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the current U.S. administration has imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the West Coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule to the United States Code that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the base purchase price for our SOLO will be $19,888 (approximately US$15,888), but the final purchase price in the United States will likely be increased as a result of the recent increase in the tariff applicable to the SOLO. As the landscape for tariffs involving imports to the United States from the People’s Republic of China has been changing over the past year and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the People’s Republic of China (“PRC”) is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the manufacturing agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 40% of our common shares.

As of March 29, 2019, our executive officers and directors beneficially own, in the aggregate, 40% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 5,709,356 options and 21,323,418 warrants outstanding as of March 29, 2019. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in this offering at a price in excess of the exercise price of outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the shares in this offering could be diluted as well. As a result, the market value of our shares could significantly decrease as well.

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

Our common shares began trading on the Nasdaq Capital Market in August 2018, and before that it had been trading on the OTCQB since September 2017. The historical volume of trading has been low (within the past year, the fewest number of our shares that were traded on the Nasdaq Capital Market was 3,100 shares daily), and the share price has fluctuated significantly (since trading began on the Nasdaq Capital Market, our closing price has been as low as US$0.95 and as high as US$4.89). The share price for our common shares could decline due to the impact of any of the following factors:

•	sales or potential sales of substantial amounts of our common shares;

•	announcements about us or about our competitors;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the automobile industry;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	change in general economic trends; and

•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for automobile companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares regardless of our actual operating performance.

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

Our common shares have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on the Nasdaq Capital Market in August 2018, the volume of our shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares may not develop or be sustained.

Volatility in our common shares or warrant price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share or warrant prices may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We were incorporated on February 16, 2015 under the laws of British Columbia, Canada, and have a December 31st fiscal year end. We are engaged in the planning, development and manufacturing of single person electric vehicles.

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

A. History and development of the Company

We are a development-stage electric vehicle, or EV, manufacturing company incorporated on February 16, 2015 under the laws of British Columbia, Canada. The concept for our company was developed by Jerry Kroll after years of research and development on advanced EVs.

Upon returning to Vancouver in 2011, Mr. Kroll decided that new electric drive systems could revolutionize car assembly and the concept for our company’s flagship EV called the “SOLO” was born. With the help of long-time automotive expert and friend, Henry Reisner, President of Intermeccanica, and Intermeccanica’s vast experience in automotive craftsmanship, our company’s first prototype was finished in January 2015. To solidify our presence and branding in the EV market, we incorporated in February of 2015 under the name Electrameccanica Vehicles Corp. For the past 10 years, Mr. Kroll has been researching and developing technologies for autonomous drive systems and dynamic induction charging. We have plans for ongoing refinements to performance, style, value and efficiency as drive systems, computerization and materials are developed.

We currently have a modern furnished showroom near the downtown core of Vancouver, British Columbia, and in Los Angeles, California, where interested consumers may receive more information on the SOLO, review its specs and technical design, and even test-drive a prototype of the SOLO.

As of March, 29, 2019, we have received deposits for 1,028 vehicles (including 962 SOLOs and 66 Tofinos) from individuals. As part of our “Match My Deposit” program, we offer customers who have placed deposits for other electric vehicles a credit of up to $1,000 towards the purchase of a SOLO, which is initially credited towards the buyers’ deposit. 211 of the 962 vehicle deposits that we have received through March 29, 2019 result from the “Match My Deposit” program. Additionally, we have entered into non-binding letters of interest for approximately 63,299 corporate orders (22,302 SOLOs and 40,997 Tofinos) for which we have letters of intent for $443,542,176 for SOLOs and $2,664,805,000 for Tofinos. Our total corporate orders are 64,327 (23,364 SOLOs and 41,063 Tofinos). These non-binding orders with refundable deposits might not result in actual sales.

We have been funding operations to date through equity financings by our founders and through private placements from investors. Our management maintains substantial control of our company. As of March 29, 2019, our directors and executive officers beneficially owned 40% of our outstanding shares, including shares that our executive officers and directors have the right to acquire within the next 60 days pursuant to warrants and stock options which have vested.

Our principal executive offices are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. Our phone number is (604) 428-7656.

We have two subsidiaries, Intermeccanica, a corporation subsisting under the laws of the Province of British Columbia, Canada, and EMV Automotive USA Inc., a Nevada corporation.

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

The SOLO features a lightweight aerospace composite chassis to allow for a top speed of 130km/h, an attainable cruise speed of 110km/h and is able to go from 0 km/h to 100 km/h in approximately eight seconds. Our SOLO features a lithium ion battery system that requires only three hours of charging time on a 220-volt charging station or six hours from a 110-volt outlet. The lithium battery system utilizes approximately 8.64 kW/h for up to 160 km in range. We also offer a comprehensive warranty package for two years of unlimited mileage which is included in the price of the SOLO. Standard equipment in the SOLO includes, but is not limited to the following:

•	LCD Digital Instrument Cluster;

•	Power Windows;

•	AM/FM stereo with Bluetooth/CD/USB;

•	Remote keyless entry system;

•	Rear view backup camera; and

•	Heater and defogger.

Optional equipment will include air conditioning at an additional cost.

Our in-house production department has completed production of approximately 50 SOLOs as of March 29, 2019, and our manufacturing partner has completed 20 pre-mass production SOLOs. Producing the pre-mass production SOLOs allows us to determine and assess the entire production process. Currently, we have increased our production space, organized a production line, ordered components and are in the process of fine tuning the production process through the pre-mass production SOLOs. We have entered into a manufacturing agreement with Zongshen and expect to begin mass production of the SOLO for customer deliveries in the third quarter of 2019. We anticipate our production costs to be $15,000 per SOLO.

We envision that the base purchase price for our SOLO will be $19,888 (approximately US$15,888) prior to any surcharge for tariffs. We likely will need to sell the SOLO at a purchase price above the base purchase price in markets, such as the United States, where the SOLO will be applicable to tariffs. In the United States, U.S. Customs and Border Protection has ruled that the SOLO has a classification under the Harmonized Tariff Schedule to the United States Code that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). As the landscape for tariffs involving imports to the United States from the People’s Republic of China has been changing over the past year and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

Super Solo

We also plan on launching the Super SOLO, which is a sports car model within our EV product line. The Super SOLO is intended to boast a longer range and a higher top speed, sleek, aerodynamic design and features that will rival existing super sports cars.

Refundable deposits have been accepted for the planned Super SOLO and such deposits are able to be returned at any time. Mechanical development on the Super SOLO has begun and progress will determine when this and any other variants can be launched. No set date has been declared at this time. The Super SOLO is intended to be a high-performance version of the SOLO.

The Tofino

We announced on March 28, 2017, at the Vancouver International Auto Show, that we intend to build the Tofino, an all-electric, two-seater roadster representing an evolution of the Intermeccanica Roadster. We are designing the Tofino to be equipped with a high-performance, all-electric motor with a top speed of 200 kph (125 mph) and a 0-100 kph (0-60 mph) in less than seven seconds. The chassis and body are expected to be made of a lightweight aerospace-grade composite with the car expected to be capable of up to 400 km (250 miles) of range on a full charge. We are accepting a refundable deposit of $1,000 to reserve the Tofino.

Future EV candidates

We have identified other vehicles that we would like to add to our candidate list such as the “Cargo” and the “Twinn”, although no timeline has been set for their development and production. We have plans in the future to release the “Cargo,” a larger vehicle than the SOLO that is designed for use as a fleet vehicle with ample storage space which would be best suited for delivery companies such as FedEx, the United States Postal Service and Canada Post. We expect that the Cargo will offer the appropriate compartment space for fleet vehicle uses such as delivery, while offering long range capability and cleaner technology. We envision the Twinn featuring two seats, suitable for urban families, young commuters, empty nesters and environmentally-conscious consumers.

Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components and, in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of lithium batteries.

At present, we are subject to the supply of our chassis from one supplier for the production of the SOLO. We are exploring additional suppliers of the chassis to mitigate the risk of depending on only one supplier.

Patents and Licenses

We have filed patent and design applications for inventions and designs that our legal counsel deems necessary to protect our products. We do not rely on any licenses from third-party vendors at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent and design applications and registrations, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright, trademarks and other contractual rights to establish and protect our proprietary rights in our technology and other intellectual property. As at March 29, 2019, we have six issued design registrations, six pending design applications and three pending patent applications internationally and in specific countries which we consider core to our business in a broad range of areas related to the design of the SOLO and its powertrain. We intend to continue to file additional patent and design applications with respect to our technology and designs. Examination is proceeding with our pending patent applications, but it is not yet clear whether these applications will result in the issuance of patents or whether the examination process will require us to narrow our claims such that even if patents are granted, they might not provide us with adequate protection.

Trademarks

We primarily operate under the trademark “ELECTRA MECCANICA SOLO”, which is registered in China, the European Union and Japan and is the subject of pending applications in Canada, the United States and China. We have also registered the trademark “ELECTRA MECCANICA TOFINO” in Japan and the European Union and applied to register the trademark in Canada, the United States and China.

We have additional trademark registrations and pending applications for trademarks (other than those noted above) in Canada, China, Japan, the United States and the European Union. As of March 29, 2019, there are six pending applications in Canada, 35 pending application in China and six pending applications in the United States. There are also three pending applications in each of the European Union and Japan. There is also an additional registration in each of the European Union and Japan for the trademark “MONSTERRA.” We also own three registrations in each of the European Union and Japan and we own 10 registrations in China.

This Annual Report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry Overview

Investment in clean technology has been trending upwards for several years as nations, governments, and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. In an attempt to prevent and/or slow-down these damaging effects and create a more sustainable environment, consumers have taken to exploring and purchasing clean technology while nations and government agencies have undertaken programs to reduce greenhouse gas emissions, contribute funding into research and development in clean technology, and offer incentives/rebates for clean technology investments by businesses and consumers. EVs are a growing segment of this clean technology movement.

EV is a broad term for vehicles that do not solely operate on gas or diesel. Within this alternative vehicle group, there are sub-categories of alternative vehicles that utilize different innovative technologies such as: (i) battery electric vehicles (“BEV”); (ii) fuel-cell electric vehicles (“FCV”); and (iii) plug-in hybrid electric vehicles (“PHEV”).

BEVs draw on power from battery management systems to power electric motors instead of from an internal combustion engine, a fuel cell or a fuel tank. The Nissan Leaf, Tesla Model S and our vehicles are BEVs.

FCVs typically utilize a hydrogen fuel cell that, along with oxygen from the air, converts chemical energy into electricity which powers the vehicle’s motor. Emissions from FCVs are water and heat, hence making FCVs true zero-emission vehicles. The Honda Clarity, Hyundai Tucson and Toyota Mirai are examples of FCVs.

PHEVs are the hybrid vehicles that have both an electric motor and an internal combustion engine. A PHEV can alternate between using electricity while in its all-electric range and relying on its gas-powered engine. The Chevrolet Volt and the Toyota Prius are examples of PHEVs.

The popularity of EVs have also been met with difficulties in charging convenience. There are far more gas stations available than public EV charging stations. The convenience and availability of public EV charging stations may prove to be an obstacle of mass adoption of EVs.

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

There currently exists different categories of charging stations depending on the voltage they provide. EV owners can often charge at home on a regular 110-volt outlet which may take between 10 hours to 20 hours depending on the model and make of the EV. This type of outlet and charging is termed level 1 charging. Level 2 charging means the voltage at the charging station is typically around 240 volts and this type of outlet is usually available at public charging stations, shopping malls and big box retailer parking lots, and even located in certain residential hi-rises. Charging at a level 2 station typically cuts down the level 1 charge time in half and may require a small fee for the service which may vary depending on the provider and the location. The following table shows approximate charge information of Level 1 and Level 2 charging stations:

	Level 1 Charging	Level 2 Charging
Electric and Power Specifications	120 Volt, 20 Amp circuit 1.4 kW	208 – 240 Volt, 40 Amp circuit* 6.2 – 7.6 kW**
Time to Fully Charge an EV with a 100-mile Battery	17 – 25 hours	4 – 5 hours
Drivers Served per Station per Day	1	3 – 4 or more

Global EV Market

EVs have been around for over 100 years but have only recently gained widespread adoption and public interest due to open discussions of greenhouse gas emission levels, government and international policies on climate change and pollution, increased literature on EVs, fluctuating fuel costs and improved battery management systems and EV range. In addition, the market for electric vehicles has experienced significant growth in recent years due to consumer demand for vehicles that achieve greater fuel efficiency and lower environmental emissions without sacrificing performance.

Traditional automotive manufacturers have entered into the EV market to capitalize on its growth. The majority of growth in the EV market has been led by the following EV models: the Nissan Leaf, the Chevrolet Volt (PHEV), the Toyota Prius (PHEV), the Tesla Model S and the Mitsubishi Outlander (PHEV). Four of the five models above are made by traditional automotive manufacturers, and the fifth is made by Tesla Motors, one of several manufacturers that are solely devoted to the manufacturing of EVs.

The global stock of EVs has increased significantly over the past few years. According to the International Energy Agency (“IEA”), the global stock of electric cars first crossed the one million vehicle threshold in 2015, crossed the two million vehicle threshold in 2016 and then surpassed three million vehicles worldwide in 2017.

Likewise, the IEA has reported that the global stock of BEVs, the type of vehicles we will be mass producing, increased on a worldwide basis from about 746,000 in 2015 to approximately 1,209,000 in 2016, an increase of approximately 62.1%.

We anticipate that the trend of increasing EV sales will continue in the near future. The IEA believes that there is a good possibility that the global electric car stock will range between 9 million and 20 million by 2020 and between 125 million and 225 million by 2030.

North American EV Market

We anticipate that our primary target market shall initially be North America, with a focus on the West Coast. Sales of EVs in North America have mirrored the global increase in sales of EVs. According to the IEA, the sale of BEVs in the United States increased by 22% between 2015 and 2016 and by 19% in Canada during the same period.

According to data compiled by EVAdoption.com, in 2016 sales of EVs in six U.S. states and the District of Columbia comprised 1% or more of total auto sales in those jurisdictions. At 3.66% for the year, California had nearly double the next highest EV purchase rate in any U.S. state.

Further according to data compiled by EVAdoption.com, California consumers purchased 12% of autos in the United States, but bought more than 50% of all EVs in the United States. In essence, Californians are buying at four times the national rate while Oregon and Washington buy at a bit more than two times the national rate. The amount BEVs sold in California as a percentage of all EVs sold there has steadily increased from 1.3% in 2013 to 2.7% in the first quarter of 2017.

The following table sets out data on PHEV and BEV sales in the United States in 2016, 2017 and August 2018 as broken out for select states.

State	EV Sales 2016	EV Sales 2017	% Year- On-Year Increase	2017 EV Market Share Within State	Aug 2018 EV Market Share Within State
California	73,854	94,873	28.50%	5.02%	9.96%
New York	6,043	10,090	67.00%	1.03%	1.30%
Washington	5,363	7,068	31.80%	2.51%	3.54%
Florida	6,255	6,573	5.10%	0.52%	1.36%
Texas	4,510	5,419	20.20%	0.39%	0.95%
New Jersey	3,980	5,033	26.50%	0.91%	1.53%
Massachusetts	2,905	4,632	59.40%	1.35%	2.19%
Colorado	2,711	4,156	53.30%	1.57%	2.46%
Oregon	3,486	3,988	14.40%	2.36%	4.12%
Illinois	2,688	3,812	41.80%	0.62%	0.89%
Pennsylvania	2,998	3,346	11.60%	0.55%	0.84%
Maryland	2,185	3,244	48.50%	1.05%	2.18%

Data Sources:   Alliance of Automobile Manufacturers; National Automobile Dealers Association; Chart:   EVAdoption.com

Commuter market

We designed the SOLO with a view to attracting commuters who use a personal vehicle by cutting their commuting costs and reducing their environmental footprint. We believe that a substantial number of commuters will find the capacity of our EVs attractive in comparison to cars designed to carry more people. As cars designed to carry between four and eight people generally weigh substantially more than those that carry one or two people, they require more fuel or energy to operate. This significant mismatch between capacity and utilization leads to a significant excess of traffic and pollution and higher operating costs.

Although consumers may be afraid that their EVs may run out of charge while they are out on the road, the average U.S. commute was only 26.4 minutes in 2015. The 100-mile range of our SOLO on a full charge would more than cover such a round-trip commute.

Government Support

There has been a growing trend for governments as a matter of public policy to favor EVs. This has taken the form of initiatives aimed at improving transit, financial incentives for the purchase of EVs and financial incentives for the manufacture of EVs.

Initiatives to Improve Transit

Many localities try to reduce or regulate traffic, particularly in places where there is high population density, chronic congestion, narrow roads and limited urban space. While these initiatives might be onerous to owners of traditional internal combustion engine vehicles, they often exempt or partially exclude EVs. These initiatives include various forms of congestion charging (which often exempt or provide discounts for EVs), priority lanes for high-occupancy vehicles and EVs, restrictions on new registrations of vehicles (excluding EVs) and subsidies for the installation of public charging stations for EVs.

Going further than restrictions on cars fueled by petrol or diesel, several European countries and cities are formulating programs that would actually ban them. Norway’s Minister for the Environment expects to implement a ban on the sale of cars that are not EVs by 2025. President Macron of France has vowed to eliminate the sale of cars with internal combustion engines in France by 2040, and city hall in Paris has called for a ban on all cars with traditional combustion engines from its streets by 2030. In the United Kingdom, the government has announced a strategy that calls for sales of new gas and diesel cars and vans to end by 2040.

Purchaser Incentives

To promote the purchase of EVs, many state and local governments offer financial incentives to purchasers. These incentives can take the form of rebates, tax credits or the elimination or reduction of sales tax. Financial incentives available in selected North American jurisdictions for the purchase of EVs are set out in the following table:

	U.S. Federal	California	New York	British Columbia	Ontario	Quebec
Tax credit	US $7,500	—	—	—	—	—
Rebate	—	US $2,500	US $2,000	$5,000	$14,000	$8,000

Although these financial incentives may not continue at this level or at all, we believe that our EVs would currently qualify for these tax credits and rebates. As of March 29, 2019, we have passed the CARB test for the State of California and are currently waiting for the $900 rebate to be posted on the CVRP website.

Several jurisdictions offer similar financial incentives for the purchase and installation of home charging stations for EVs.

Manufacturing Incentives

To promote the manufacture and development of EVs, many federal, state and local governments provide financial incentives to EV companies. These incentives can take the form of tax credits or grants. In 2018, we received $734,229 in governmental grants consisting of $725,599 in a Scientific Research and Experimental Development grant and $8,630 in government grants related to Canada’s Industrial Research Assistance Program administered by the National Research Council. In 2017, we received $193,534 in government grants related to Canada’s Industrial Research Assistance Program administered by the National Research Council and $111,380 in a Scientific Research and Experimental Development grant. We will continue to apply for grants where we believe warranted.

Competitive Advantages & Operational Strengths

The EV market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we also face strong competition from established automobile manufacturers, including manufacturers of EVs such as the Tesla Model S, the Chevrolet Volt and the Nissan Leaf.

We believe the primary competitive factors in our market include but are not limited to:

•	technological innovation;

•	product quality and safety;

•	service options;

•	product performance;

•	design and styling;

•	brand perception;

•	product price; and

•	manufacturing efficiency.

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

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the EV market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages:

•	extensive in-house development capabilities: Our recent acquisition of Intermeccanica enables us to leverage Intermeccanica’s extensive 60 years of experience in vehicle design, manufacture, sales and customer support. Intermeccanica’s former owner is our Chief Operating Officer and one of our directors and, together with his family, is the second largest shareholder in our company. We have integrated Intermeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings;

•	in-house production capabilities: We have the ability to manufacture our own products on a non-commercial scale. As of March 29, 2019, we have produced approximately 50 SOLOs at our facilities in Vancouver, British Columbia, and our manufacturing partner has completed 20 pre-mass production SOLOs. We will continue to produce two to four SOLOs per month as needed and to develop prototypes of our other EVs;

•	commercial production of the SOLO is anticipated to commence in the third quarter of 2019: We have an agreement with Zongshen whereby they have agreed to produce 5,000 SOLOs in the first 12 months after the start of production, 20,000 cars in the next twelve months and 50,000 cars in the twelve months after that;

•	favorable comparable to our competitors: We believe that consumers will find that the performance and price of the SOLO compares favorably to those of competing EVs as set out in the table below:

	Electra Meccanica SOLO	Smart Electric	Tesla Model 3	Chevrolet Volt	Nissan Leaf
Price	US$15,888*	US$28,750	Up to US$56,500	US$33,220+	US$29,990
Electric only miles	Up to 100 miles	Up to 76 miles	Up to 310 miles	Up to 53 miles	Up to 150 miles
Price per Mile	US$155/mile	US$378/mile	US$182/mile	US$627/mile	US$199/mile
Top Speed	85/mph	83/mph	130/mph	100/mph	93/mph
Full charge Time	3 hours on a 240 volt outlet	6 hours on a 240 volt outlet	13.85 hours on a 240 volt outlet	4.5 hours on a 240 volt outlet	4 hours on a 7kW charging point
Vehicle Class	Micro	Sub-compact	Compact	Compact	Compact

* Base price prior to any adjustments for tariffs.

•	management expertise: We have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. Our Chief Executive Officer, Jerry Kroll, and our President and Chief Operating Officer, Henry Reisner, used their love of automobiles to devise the concept for the SOLO. Mr. Kroll has an extensive background working in small businesses and start-ups. We have supplemented their expertise by adding officers and directors with corporate, accounting, legal and other strengths.

Strategy

Our near-term goal is to commence and expand sales of the SOLO while continuing to develop our other EVs. We intend to achieve this goal by:

•	beginning commercial production of the SOLO: We anticipate that Zongshen will begin producing the SOLO for deliveries to customers in third quarter of 2019. Zongshen is contracted to make 75,000 SOLOs in the first three years of production;

•	increasing orders for our EVs: As of March 29, 2019, we have received deposits for 1,028 vehicles (including 962 SOLOs and 66 Tofinos) from individuals. As part of our “Match My Deposit” program, we offer customers who have placed deposits for other electric vehicles a credit of up to $1,000 towards the purchase of a SOLO, which is initially credited towards the buyers’ deposit. 211 of the 962 vehicle deposits that we have received through March 29, 2019 result from the “Match My Deposit” program. Additionally, we have entered into non-binding letters of interest for approximately 63,299 corporate orders 22,302 SOLOs and 40,997 Tofinos) for which we have letters of intent for $443,542,176 for SOLOs and $2,664,805,000for Tofinos. Our total corporate orders are 64,327 (23,264 SOLOs and 41,063 Tofinos). We cannot guarantee that a significant number of these orders, if any, will become binding or result in sales. We have achieved this order book through online “direct sales to customers and corporate sales” platform as well as a store and show room at our headquarters in Vancouver. We plan on expanding this model and will be opening similar stores in key urban areas. We are currently negotiating our first U.S. corporate store located in Los Angeles;

•	having sales and services supported by local corporate dealerships: We will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and

•	expanding our product offering: In parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the Tofino, a two seater sports car in the expected price range of $50,000 to $60,000 with an estimated production date for the prototype of 2020, the Cargo, a fleet vehicle with ample storage space with an estimated production date commencing in 2021 and the eRoadster, a two seat sports car for which we have an existing prototype.

Our showroom in Vancouver, British Columbia.

Manufacturing Plan

As of March 29, 2019, we have built approximately 50 pre-mass production SOLOs, and our manufacturing partner has completed 20 pre-mass production SOLOs. We have used some of these vehicles as prototypes, have delivered 16 to customers upon payment of the purchase price and have used others as test drive models in our showrooms. At our facilities located in British Colombia, we can manufacture approximately two to four vehicles per month. Our ability to build EVs at our own facilities has been enhanced by our recent acquisition of Intermeccanica which has almost 60 years of custom car manufacturing expertise. Intermeccanica commenced operations during 1959 in Turin, Italy, selling speed equipment kits. This led to the production of a Formula Junior racer and eventually to the first unique bodied, hand assembled road car called the InterMeccanica Puch or IMP (21). The car competed at the Nurburgring, a 13.75 mile race circuit in Germany, where it won its 500 cc class. The success of the IMP led Intermeccanica to build the Apollo (101), Griffith (14), Italia (500) and Indra (125) during the period 1959 to 1975. Thereafter, Intermeccanica moved to North America where it started to construct the Porsche 356 Speedster replica and later Intermeccanica moved to Vancouver, Canada, where it developed the tooling to produce the Roadster RS based on the 1959 Porsche 356 D, Intermeccanica incorporated its own tubular chassis in 1986 and offered various powertrains from the original VW air-cooled engine to a six-cylinder engine from a Porsche 911. Intermeccanica, throughout its operating history, has built approximately 2,500 vehicles.

To enable us to mass produce our EVs, we have entered into a manufacturing agreement with Zongshen located in Chongqing, China. Under the agreement, Zongshen has begun the process of establishing tooling and has contracted to produce 75,000 SOLO vehicles. Zongshen is the wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd. (“Zongshen Power”), which is a large-scale scientific and technical enterprise capable of researching, developing, manufacturing and selling a diverse range of motorcycles and motorcycle engines in China. Its products include over 130 models of two-wheeled motorcycles, electric motorcycles, three-wheeled motorcycles, cross-country vehicles and ATVs with motors ranging from 35CC to 500CC. Zongshen Power has been an industry leader for many successive years with a stated production of over four million motorcycle engines annually. Zongshen has purchased $1,017,532 of our common shares and warrants to purchase common shares from us and beneficially owns approximately 7.3% of our common shares. We anticipate that Zongshen will produce up to 5,000 SOLOs in the first full year of production, 20,000 of our cars in the second full year of production and 50,000 of our cars in the third full year of production.

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

A key point to the marketing plan is to target metropolitan cities with high population density, expensive real estate, high commuter traffic load, and pollution levels which are becoming an enormous concern. Accordingly, we have opened showrooms in Vancouver and Los Angeles, and our management has identified additional cities in Canada and the United States that fit the aforementioned criteria and have plans to seek out suitable locations in the following cities for additional showrooms in Toronto; Seattle; San Francisco; and Manhattan.

Key aspects of our marketing plan are highlighted below. We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points:

•	Organic engagement on social media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO, which to date has had positive traction;

•	Earned media — we have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;

•	Investor Relations/Press Releases — our in-house investor relations team will provide media releases/kits for updates and news on our progress;

•	Industry shows and events — we displayed the SOLO at the Vancouver International Autoshow in March 2017, the Consumer Electronics Show in Las Vegas in January 2018 and the Vancouver International Autoshow in March 2018. Promotional merchandise giveaways will enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at to accept SOLO reservations; and

•	First-hand experience — Test-drives and public viewings are available at our existing showrooms in the Vancouver downtown core and in Los Angeles.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs on the market.

Reservation System

We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit, a Super SOLO by paying a refundable $1,000 deposit and a Tofino by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as the respective vehicles are produced. As of March 29, 2019, we have received deposits for 962 SOLOs and 66 Tofinos. In addition, we have received non-binding letters of intent for 63,299 vehicles from corporate entities that are not required to make a deposit. The total corporate orders are 64,327 (23,264 SOLOs and 41,063 Tofinos). There is no guaranty that a significant number of these orders, if any, will become binding and result in sales. We have achieved this order book through online “direct sales to customers and corporate sales” platform as well as a store and show room at our headquarters in Vancouver. We plan on expanding this model and will be opening similar stores in key urban areas.

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

We are unable to identify where we hope to establish franchise dealers as opposed to corporate owned dealerships. The establishment of franchise dealers will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for franchised dealerships from individuals, and do not have any franchise or dealer agreements. Our vehicles will initially be available directly from us.

We plan to only establish and operate corporate owned dealerships in those states in the U.S. that do not restrict or prohibit certain retail sales models by vehicle manufacturers. In all other instances, we plan to establish franchise dealerships to comply with local regulations.

Service Model

We plan to have our vehicles serviced through our corporate and franchised dealerships.

Government Regulation

As a vehicle manufacturer established in Canada, we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada. Receipt of the NSM is contingent on us demonstrating that our vehicles are designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO and the Super SOLO are under the three-wheeled vehicle category and are subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,c.1038/section-sched3.html). For sale into the United States, we and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations (“CFR”) Title 49 — Transportation. This includes providing Manufacture Identification information (49 CFR Part 566), VIN-deciphering information (49 CFR Part 565), and certifying that our vehicles meet or exceeds the applicable sections of the Federal Motor Vehicle Safety Standards (40 CFR Part 571) and Environmental Protection Agency noise emission standards (40 CFR 205). Since the U.S. regulations do not have a specific class for three-wheeled ‘autocycles’, the SOLO and the Super SOLO fall under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571.

We obtained U.S. compliance certification for the SOLO in the first quarter of 2018 at a testing facility in Quebec, Canada. Compliance certification of the SOLO for Canada began in 2018, and we estimate, depending on the weather and results, that it will be complete in mid-2019.

Within the three-wheel vehicle classification in Canada, CMVSR Standard 305 sets out the regulation for prevention of injury to the occupant during and after a crash as related to the vehicle’s batteries. Under this standard, the security and integrity of electric drive system components and their isolation from the occupant are evaluated in the course of a frontal barrier crash test in accordance with Technical Standard Document No. 305. There is no such regulation applicable to the motorcycle category under the U.S. regulations.

Although the SOLO and the Super SOLO fall under the definition of a motorcycle under U.S. regulations, a motorcycle license is not required to drive them in all but Arkansas, New York, Maine and Massachusetts where motorcycle helmets must be worn while operating.

Research and Development

We have allocated substantial resources in developing our first vehicles. We expended $5,566,036 during the fiscal year ended December 31, 2018 and $4,430,386 during the fiscal year ended December 31, 2017 on research and development costs which include labor and materials.

Intermeccanica Business

In October 2017, we acquired Intermeccanica. In addition to the manufacturing and design experience that the acquisition provided us, we acquired a business of custom car manufacturing. Intermeccanica, throughout its operating history, has built approximately 2,500 vehicles, and in the year ended December 31, 2017, Intermeccanica sold eight vehicles. We intend to continue the legacy business of Intermeccanica, but we do not envision that it will be central to our operations, represent a material portion of our revenue if we develop our business as planned or account for a material portion of our expenses.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

C. Organizational structure

We have two subsidiaries: Intermeccanica International Inc., a corporation subsisting under the laws of the Province of British Columbia, Canada and EMV Automotive USA Inc., a Nevada Corporation. We own 100% of the voting and dispositive control over both subsidiaries.

D. Property, plant and equipment

Our principal office is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. On July 25, 2015, we, together with Intermeccanica, as tenants entered into a light industrial lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) for the premises located at 102 East 1st Avenue, Vancouver, British Columbia. The lease agreement is for a term of five years which commenced on November 1, 2015, with a monthly minimum rent of $3,918.86 plus additional rent, which includes operating costs, property taxes, utilities and a management fee of 4% of the minimum rent for the particular lease year. The leased premises is 7,235 sq. ft. in size and we are not allowed to assign the lease or grant a sublease of the whole or any part of the leased premises without the written consent of the Landlord.

Although we intend to contract with third parties for the mass production of our vehicles, we maintain a development and manufacturing facility located at 47 Braid Street, New Westminster, British Columbia, Canada, that is capable of producing two to four SOLOs per month. This facility is being used to build SOLOs and for the development of the Tofino. This facility is currently adequate for research and development on the Tofino. We, together with Intermeccanica, as tenants, entered into a lease agreement with Astron Realty Group Inc. for Unit 47, which commenced on August 1, 2016 and expires on July 31, 2020. Unit 47 is approximately 7,270 sq. ft. and the minimum rent per month is $3,938 until July 31, 2017 and $4,089 from August 1, 2017 to July 31, 2020, and we are responsible for all associated lease costs such as strata fees, property taxes, utility fees and other charges associated with the occupancy of such premises.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board (“IASB”).

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

Overview

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and our principal activity is the development and manufacturing of single occupancy electric vehicles. Our head office and principal address is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related to the Company is available on www.electrameccanica.com. Information on our website does not constitute part of this Annual Report.

Going Concern

Our principal activity is the development and manufacture of electric vehicles, and we are still in the development stage. We also manufacture high-end custom-built vehicles.

Our 2018 financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2018, we had not commenced commercial production of the SOLO electric vehicle and are not able to finance day-to-day activities through operations. Our continuation as a going concern depends upon the successful results from our electric vehicles manufacturing activities and our ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

We are yet to begin mass production or the commercial delivery of our first electric vehicle. As at December 31, 2018, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-mass production electric vehicles were netted off against research and development costs as cost recovery. We had had minimal revenue from the sale of custom cars.

We intend to derive revenues from the sale of our SOLO, Super SOLO and Tofino electric vehicles and other intended electric vehicles. The Tofino is still in development with the Company delivering to its SOLO customers on the horizon. We expect to build the prototype of the Tofino in 2020.

We have incurred an accumulated deficit of $31,373,697 as of December 31, 2018 (2017 - $21,335,552). For the year ended December 31, 2018, we had incurred a net loss of $10,038,145 (2017 - $11,366,372) and used net cash in operating activities of $15,583,590 (2017 - $7,320,080).

These factors indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern.

Management intends to finance our operations over the next twelve months through private placement and/or public offerings of equity capital and revenues to be derived from the sale of electric vehicles and high-end custom vehicles.

Management does not intend to liquidate the entity or to crease operations and is operating in a highly competitive industry.

Events and conditions that may affect the going concern assumption

Financing

Our ability to continue as a going concern will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $10,038,145 in 2018, $11,366,372 in 2017 and $8,973,347 in 2016, and anticipate incurring losses in our 2019 fiscal year. We had negative operating cash flows of $15,583,590 for the year ended December 31, 2018 and anticipate negative operating cash flows during our current fiscal year. Although we had net current assets of $22,807,135, including cash and cash equivalents of $18,926,933 at December 31, 2018, and anticipate deriving revenue this fiscal year from the sale of electric cars and high-end custom cars, we believe that we will need additional financing to continue as a going concern. If we are unable to continue to access private and public capital on terms that are acceptable, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue as a going concern also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect the business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect the business, prospects, operating results and financial condition.

A. Operating Results

Results of Operations for the Year ended December 31, 2018 as Compared to the Year Ended December 31, 2017

Revenues

Revenue for the year ended December 31, 2018 was $777,302 (2017: $109,173), caused by the acquisition of Intermeccanica International Inc. (“IMI”). The cost of revenue was $575,172 (2017: $63,950) providing a gross profit of $202,130 (2017:$45,223) or 26%.

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
•	Custom build vehicles – development and manufacture of high-end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments. (Financial statement note 17 for the year ended December 31, 2018).

Revenue recognition for custom build vehicles is based on the percentage completion method, and currently, IMI has 8 Roadsters/Speedsters in various stages of production. No revenue from sales of electric vehicles is recognized because the vehicle has not been commercialized. Proceeds from these sales are incidental revenue and are not being made with expectation of profit. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

Vehicle Type	Production Twelve Months Ended		Customer Deliveries Twelve Months Ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Custom build vehicles	6	8	5	8
Electric vehicles	25	11	25	3

Operating Expenses

During the year ended December 30, 2018, the Company incurred a net loss of $10,038,145 compared to a $11,366,372 loss for the corresponding period in 2017. The decrease in net loss between the two years resulted from an increase in an operating loss of $16,858,405 for the year ended December 31, 2018 from $9,489,156 for the prior year offset by a decrease in the loss from other items, principally changes in fair value of warrant derivative to a gain of $7,707,051 for the year ended December 31, 2018 from $186,269 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2018, these were $5,490,938 compared to $2,373,251 for the year ended December 31, 2017. The following items are included in office and general expenses;

•	Rent increased to $488,273 for the year ended December 31, 2018, from $269,716 for the year ended December 31, 2017. The increase was caused by full year effect of the acquisition of IMI and the opening of our dealership in Los Angeles in 2018.
•	Office expenses increased to $944,771, for the year ended December 31, 2018, from $345,986 for the corresponding year ended December 31, 2017. The increase was caused by increases in insurance costs for directors’ and officers’ liability and vehicle insurance; travel costs related to investor meetings and travel to the Company’s off-shore electric vehicle production facility; and additional office costs associated with the acquisition of IMI and the opening of our dealership in Los Angeles.
•	Legal & Professional were $1,491,818, for the year ended December 31, 2018, from $912,347 for the corresponding year ended December 31, 2017. The increase in legal and professional expenses relate to the increases in accounting fees and legal fees related to the Company’s patent and trademark filings and legal costs associated with the Company’s Nasdaq listing application and patent applications.
•

Consulting fees were $1,191,593, for the year ended December 31, 2018, compared to $405,176 for the corresponding year ended December 31, 2017. The increase in fees related to the use of additional consultants for investor relations and executive advisory services, and directors’ fees.

•	Investor relations expenses, not including consultant fees above, increased to $614,803 for the year ended December 31, 2018, from $113,256 for the corresponding year ended December 31, 2017. The costs relate to Nasdaq and SEC filing fees and attending investor conferences, outreach program and media relation promotions.
•	Salaries increased to $759,680 for the year ended December 31, 2018, compared to $326,770 for the corresponding year ended December 31, 2017. The increase is related to performance increases to certain salaried employees, the addition of new employees and the full year effect of the additional employees from the purchase of IMI.

Research and development expenses. These increased to $5,56,036 for the year ended December 31, 2018, from $4,430,386 for the corresponding year ended December 31, 2017. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2018, the Company received $8,630 (2017: $193,534) in government grants due from the Industrial Research Assistance Program Co-op program administered by the National Research Council. In addition, the Company received $725,599 (2017: $111,380) in Scientific, Research and Experimental Development (“SR&ED”) funds under the program administered by the Canada Revenue Agency. We also accrued $675,000 (2017: Nil) in SR&ED credits which is the estimated amount we will receive after filing 2017 and 2018 SR&ED claims.

Sales and marketing expenses. These increased to $1,386,901 for the year ended December 31, 2018, from $631,381 for the corresponding year ended December 31, 2017. The Company has increased its sales and marketing efforts by attending trade shows, re-establishing its social media presence and increasing its staff in its Los Angeles dealership.

Stock-based compensation charges. For the year ended December 31, 2018, these were $3,228,508 (2017: $889,511). The Company issued 1,307,424 additional stock options with an exercise price between US$1.53 and US$9.60 per share during the year ended December 31, 2018. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment charges. For the year ended December 31, 2018, these were $1,109,531, (2017: $1,085,716). The share-based payment charges relate to shares issued to a consultant as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Interest accretion expense. The Company did not incur an interest accretion expense for the year ended December 31, 2018 (2017: $69,562) relating to a convertible loan. The Company did not incur any finder’s fees associated with a convertible loan for the year ended December 31, 2018 (2017: $258,542).

Share issue costs allocated to derivative liability. These totaled $1,493,554 for the year ended December 31, 2018 (2017: $Nil).

Changes in fair values of warrant derivative. The Company incurred changes in fair values of warrant derivative of $(7,707,051) (2017: $186,269) caused by warrants priced in US dollars while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates, hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss.

Foreign exchange gain. This totaled $605,096 on net working capital in the year ended December 31, 2018 (2017: $20,049) as caused by fluctuations between the US and Canadian dollars.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2018 of $10,038,145, compared to a $11,366,372 loss for the corresponding period in 2017.

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

This increase in incurred costs and expenses is primarily attributable to the collective results of the following factors:

●	General and administrative expenses for year ended December 31, 2017 were $2,373,251, compared to $1,205,835 for the period ended December 31, 2016. The following items are included in general and administrative expenses:

●	Rent, which increased to $269,716 for the year ended December 2017 from $141,957 for the period ended December 31, 2016. The increase was caused by the increase in our production premises as we expand our production capabilities to produce the SOLO, an increase in our retail presence and the addition of rental space on the acquisition of Intermeccanica;

●	Office expenses, which increased to $345,986 for the year ended December 31, 2017 from $113,158 for the period ended December 31, 2016. The increase was caused by travel costs to China and New York, an increase in directors’ and officers’ liability insurance as we migrated from a private company in 2016 to a public company in 2017 and a donation of our first SOLO vehicle to Loving Spoonful, a non-profit organization;

●	Legal & Professional expenses, which increased to $912,347 for the year ended December 31, 2017 from $643,725 for the period ended December 31, 2016. The majority of the legal expenses was due to the filing of our application for a ticker symbol to the Financial Industry Regulation Authority (FINRA) in the United States of America, other legal costs associated with contracts, together with professional fees associated with the filing of our amended F1 registration statement, the purchase of Intermeccanica, and fees related to the filing and receiving of our SR&ED claim;

●	Consulting fees, which increased to $405,176 for the year ended December 31, 2017 from $186,437 for the period ended December 31, 2016. Consulting fees relate to services provided for accounting, finance and corporate advisory services. The increase in fees related to the use of additional consultants for investor relations and executive advisory services;

●	Salaries & Employees related expenses, which increased to $326,770 for the year ended December 31, 2017, from $120,558 for the corresponding year ended December 31, 2016. Increases relate to the addition of new employees and the addition of employees related to the acquisition of Intermeccanica;

●	Research and development expenses increased to $4,430,386 for the year ended December 31, 2017 from $2,778,295 for the period ended December 31, 2016; primarily as a result of an increase in the costs of materials to $2,763,355 from $1,266,730 over the two periods. We continue to develop our first electric vehicles. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2017, the Company received $193,534 (2016: $203,997) in government grants related to the Industrial Research Assistance Program (“IRAP) administered by the National Research Council. In addition, the Company received $111,380 (2016: $nil), in SRED grant;

●	Sales and marketing expenses increased to $631,381 for the year ended December 31, 2017 from $209,455 for the year ended December 31, 2016. We have increased our sales and marketing efforts by opening retail stores, increasing our social media presence and increasing our staff as our first electric vehicle, the SOLO, nears production;

●

Stock-based compensation charges for the year ended December 31, 2017 were $889,511 (2016: $1,461,189). We issued 560,000 stock options at an exercise price of $2.00 per share during the year ended December 31, 2017. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded method; and

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

Other Items

We incurred an interest accretion expense of $69,562 for the year ended December 31, 2017 (2016: $25,908) relating to a convertible loan (note 11 in the financial statements for the year ended December 31, 2017). We valued our finder’s fee related to the convertible loan at $258,542 (2016: $nil).

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

In addition, other items include a foreign exchange loss of $20,049 for the year ended December 31, 2017 (2016: $5,417). Some of our expenses are paid to suppliers based in the United States who invoice us in US dollars.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2017 of $11,366,372 (2016: $8,973,347).

B. Liquidity and Capital Resources

Liquidity

The Company’s operations consist of the designing, developing and manufacturing of electric vehicles. The Company’s financial success depends upon its ability to market and sell its electric vehicles and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by the sale of the Company’s stock. Equity funding might not be possible at the times required by the Company. If no funds can be raised and sales of its electric vehicles do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival or may be required to cease operations.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $10,038,145 during the year ended December 31, 2018, and had a cash balance and a working capital surplus of $18,926,933 and $20,985,467, respectively, as at December 31, 2018. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on sales of its equity securities to meet its cash requirements. Funding from this or other sources might not be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations. The above indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

As of December 31, 2018, the Company had 32,332,343 issued and outstanding shares and 59,458,235 shares on a fully-diluted basis. The Company began trading on the Nasdaq Capital Market on August 9, 2018.

The Company had $20,985,467 of working capital surplus as at December 31, 2018 compared to $6,653,009 working capital surplus as at December 31, 2017. The increase in working capital resulted from financing activities generating cash of $30,217,649 (2017:$14,119,609), due to the issuance of 8,028,521 common shares for net cash proceeds of $21,175,610 (2017: $10,640,866); offset by the cash used in operations of $15,583,590 (2017: $7,320,080), cash used in investing activities of $4,291,449 (2017: $2,104,816) related to the additions to property, plant and equipment and an increase in restricted cash; the repayment of a promissory note of $1,500,000 (2017: $nil) due to the purchase of IMI and the repayment of a bank loan acquired on the purchase of IMI of $123,637 (2017: $nil).

Capital Resources

As at December 31, 2018, the Company had cash and cash equivalents of $18,926,933 (2017: $8,610,996). The Company is aggressively pursuing equity financing, and the Company continues to pursue additional equity financing, and although there can be no guarantees given that the Company will be successful in such endeavors.

As of the date of this Annual Report, the Company has no outstanding commitments, other than rent and lease commitments of $2,148,834 payable over the next 5 years and $5.0 million payable to the Company’s manufacturing partner for the production of the SOLO (see financial statement note 6 & 9 for the year ended December 31, 2018). On October 16, 2017, Jerry Kroll, our Chief Executive Officer, entered into a Share Pledge Agreement with Zongshen to guarantee the Company’s payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of US$4.00. Apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, we have not pledged any of our assets as security for loans, or otherwise, and are not subject to any debt covenants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Policies and Estimates.

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labor and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development.

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards

Our accounting policies are disclosed in note 2 of Notes to our financial statements. During the fiscal year ended December 31, 2018 there were no material changes to these policies. Our more critical accounting policies are noted below:

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and including interpretations of the International Financial Reporting Interpretations Committee as applicable to the preparation of annual financial statements.

The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies that were adopted on January 1, 2018 as described in the Notes to the financial statements.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc. and Intermeccanica, from the date of its acquisition on October 18, 2017 (Note 7). Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value of the identifiable assets and liabilities acquired from Intermeccanica, the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment the estimated amount of SR&ED tax credits, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Change in accounting policy - Financial Instruments

The Company adopted the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to its financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has retrospectively changed its accounting policy for financial assets, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	Loans and Receivables	Amortized cost
Receivables	Loans and Receivables	Amortized cost
Trade payable and accrued liabilities	Other financial liabilities	Amortized cost
Shareholder loan	Other financial liabilities	Amortized cost
Bank loan	Other financial liabilities	Amortized cost
Derivative liability	FVTPL	FVTPL

There is no impact on amounts previously recognized on adoption of IFRS 9 on January 1, 2018. No change to previously presented financial statements were required.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Changes in Accounting Policies – Revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The change did not impact the cumulative revenue recognized on contracts in progress or the related assets and liabilities on the transition date.

The following is the Company’s new accounting policy for revenue from contracts with customers under IFRS 15, which is not materially different than its previous accounting policy:

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of custom build vehicles:

The Company will be manufacturing and selling an electric powered one-seater vehicle which has not yet been commercialized. At this time, proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research & development expenses.

Sales of electric vehicles:

The Company will be manufacturing and selling an electric powered one-seater vehicle which has not yet been commercialized. At this time, proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research & development expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Customer deposits

Customer deposits consist primarily of advance payments and billings in excess of costs incurred. Changes in customer deposits are primarily due to the timing difference between the Company’s performance of services and payments from customers. To determine revenue recognized from customer deposits during the reporting periods, the Company allocates revenue to individual customer deposit balances and applies revenue recognized during the reporting periods to the beginning balances of customer deposits until the revenue exceeds the balances.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvements	over term of lease
Production tooling and molds	per unit produced

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labor and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

Derivative Liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

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

Tax Credits:

The Company earns scientific research and experimental development (SR&ED) tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was Canadian Controller Private Corporation (CCPC) are refundable to the Company and are recorded as a receivable, while the tax credits earned now the Company is a public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if deferred income taxes relate to the same taxable entity and the same taxation authority.

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

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2018, 2017 and 2016:

	Fiscal year ended December 31, 2018	Fiscal year ended December 31, 2017	Fiscal year ended December 31, 2016
Labor	$3,581,970	$1,971,945	$1,715,562
Materials	3,393,295	2,763,355	1,266,730
Government grants	(1,409,229)	(304,914)	(203,997)
Total	$5,566,036	$4,430,386	$2,778,295

D. Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

E. Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

As at December 31, 2018, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	2-5 years	More than 5 years
Operating Lease
Obligations	$2,148,834	$831,854	$1,316,980	$	Nil
Other Long-Term	Nil	Nil	Nil		Nil
Liabilities Reflected on the Registrant’s Balance Sheet under IFRS
Total	$2,148,834	$831,854	$1,316,980	$	Nil

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jerry Kroll(1), British Columbia, Canada	59	Chief Executive Officer and director	February 16, 2015
Henry Reisner(2), British Columbia, Canada	55	President, Chief Operating Officer and director	February 16, 2015
Bal Bhullar, British Columbia, Canada	49	Chief Financial Officer and Secretary]	November 19, 2018
Isaac Moss, British Columbia, Canada	66	Chief Administrative Officer	May 15, 2018
Iain Ball, British Columbia, Canada	65	Vice-President, Finance	June 4, 2015
Ed Theobald, British Columbia, Canada	65	General Manager	February 16, 2015
Shaun Greffard(3), British Columbia, Canada	45	Director	August 8, 2016
Luisa Ingargiola(3), Florida, USA	51	Director	March 16, 2018
Steven Sanders(3)(4), New York, USA	73	Chairman	March 16, 2018
Robert Tarzwell(3), British Columbia, Canada	50	Director	August 8, 2016-March 6, 2019
Jack Austin, British Columbia, Canada	86	Director	November 20, 2018
Joanne Yan, British Columbia, Canada	61	Director	March 6, 2019

(1)	Mr. Kroll was appointed President, Chief Executive Officer and a director of our Company effective February 16, 2015. Mr. Kroll resigned from his position as President on May 15, 2018 and as Chairman on October 20, 2018.

(2)	Mr. Reisner was appointed as President and Chief Operating Officer of our Company on May 15, 2018.

(3)	Member of the Audit Committee, the Nominating Committee, the Corporate Governance and Human Resources Committee, the Compensation Committee, the Enterprise Risk Oversight Committee and the Social Media Committee. Mr. Tarzwell resigned as a director on March 6, 2019

(4)	Mr. Sanders was appointed our Chairman on October 20, 2018.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors, and executive officers as of the date of this Annual Report:

Jerry Kroll — Chief Executive Officer and Director

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

Mr. Kroll is also actively involved in the Vancouver venture capital community and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003. From February 2013 to February 2015, Mr. Kroll was the President and CEO of Ascend Sports Management Inc.

Bal Bhullar, Chief Financial Officer and Secretary

Ms. Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as a financial executive in both private and public companies, in the industries of technology, manufacturing, block chain, film and entertainment, resource, marine, oil & gas, energy, transport, alternative health and health/wellness.

Among some of the areas of experience, Ms. Bhullar brings expertise in financial & strategic planning, operational & risk management, regulatory compliance reporting, business expansion, start-up operations, financial modeling, program development, corporate financing, and corporate governance/internal controls.

Previously, Ms. Bhullar has held various positions including President of BC Risk Management Association of BC, and has held positions as Director and CFO of several private and public companies; currently holds the following positions: CFO of Electra Meccanica Vehicles Corp. NASDAQ:SOLO; CEO/Founder of KISMET Nutrients/American e-Commerce Solutions LLC; CEO/Founder of BKB Management Ltd.; Advisory Board of Enertopia Corp. CSE:TOP OTCQX:ENRT. Formerly CFO and Director of Lexaria Corp CSE:LXX OTCQX:LXRP. Formerly CFO and Director of Enertopia Corp. CSE:TOP OTCQX:ENRT.

Ms. Bhullar is a Chartered Professional Accountant, Certified General Accountant and as well holds a CRM designation from Simon Fraser University and a diploma in Financial Management from British Columbia Institute of Technology

Isaac Moss, Chief Administrative Officer

Isaac Moss has 27 years of international multi-jurisdictional business, investment banking and corporate finance experience ranging across diverse industry sectors from media, forests products, hospitality, telecommunications, bio technology and green energy. Mr. Moss is experienced in scaling and managing businesses from start up through operations phase. He has held senior executive positions including president of a European specialty chemical company, chief financial officer of a green energy company and chief operating officer of a software company and senior vice president of a mining company. Mr. Moss has been semi-retired since 2012 pursuing private business interests. He is a graduate of the University of Cape Town with a Bachelor of Social Science and Masters Degree in Public Administration. Mr. Moss also studied music, is an accomplished pianist and serves as an ambassador for the University of British Columbia’s School of Music.

Iain Ball, Vice-President, Finance

Mr. Ball is an experienced financial executive with over 25 years of international corporate financial and general management experience. He has been providing CFO services, along with strategic and financial advice, to growing companies and start-ups since 2012, and served as our CFO from June 2015 to June 2016. Mr. Ball served as the CFO for BC Water & Waste Association from January 2014 to May 2015 and has served as the CFO of Nomad Micro Homes Inc. since August 2014.

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

Henry Reisner, President, Chief Operating Officer and Director

Mr. Reisner is the current President of Intermeccanica, a subsidiary of our company, which is an automobile manufacturer, and has held this position since 2001. He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Ed Theobald, General Manager

Mr. Theobald is a seasoned operational manager with over 40 years of experience in finance, industrial sales, construction, retail, and oil & gas industries. This experience includes over 20 years as at Envirotest Canada from when he started in 1995 through to his current position as general manager which he has held since January 2015. He also oversaw the operations of 16 automotive repair shops as Regional Manager of Speedy Glass. Mr. Theobald became our General Manager in February 2015.

Shaun Greffard, Director

Mr. Greffard is a management professional with over 25 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has successfully led the P&L of multiple national companies and has experience in large complex contracts being responsible for negotiating commercial and contractual terms for the largest private public partnership telecommunications deal in North America valued over US$600M including a three-year Design/Build contract and 30 year Operations contract. He has experiences negotiating numerous U.S. contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. Mr. Greffard has been responsible for conducting labor negotiations and transforming people, culture and corporate image after a prolonged labor dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Technical Services, where he served as Vice President — Strategic Projects from September 2012 to February 2018. He is currently the Vice President of Strategic Projects at the Ledcor Group and has served as the COO of Alpine Building Maintenance since March 2018. Shaun has served on not-for-profit Boards including the Beach House Theatre Society and the Pacific Sea Wolves Swim Club.

Mr. Greffard holds a Master’s in Business Administration from Royal Roads University.

Luisa Ingargiola, Director

Since 2017, Ms. Ingargiola has been the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Luisa also serves as a director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Ms. Ingargiola was the Chief Financial Officer of MagneGas Corporation from 2007 to 2016 and is a current board member. In addition, she has served as Audit Chair for several public companies in the technology, environmental and energy industries. Ms. Ingargiola received her Bachelor’s degree in Finance from Boston University and a Masters of Health Administration from the University of Florida.

Steven Sanders, Chairman

Since January 2017, Mr. Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, he was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a Director of Helijet International, Inc. Additionally, he has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Jack Austin, Director

Mr. Austin brings a distinguished career of more than 50 years, including the teaching and practice of business law, experience as a corporate executive, and extensive experience in public policy. He served as a Deputy Minister, Principal Secretary to Prime Minister Pierre Elliot Trudeau, as a Senator representing British Columbia, and as a Cabinet Minister in the Governments of Prime Minister Pierre Trudeau and Prime Minister Paul Martin. Mr. Austin served as President of the Canada China Business Council from 1993 to 2000, and for the following three years as Vice-Chairman.

Mr. Austin retired from the Canadian Senate in 2007 and resumed his activity in the private sector, during which time he served on the advisory council of several leading academic institutions, including the Universities of British Columbia and Simon Fraser.

Joanne Yan, Director

Ms. Yan has 25 years of experience in advising and managing both publicly traded and private companies. She serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives. She recently established Alphaco Venture Corp., a capital pool company listed on the TSX Venture Exchange, and she acts as CEO and CFO of that company. Ms. Yan recently led a transaction that enabled an affiliate of Zongshen Industrial Group to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

Ms. Yan has served on the Board of Directors of several public and private companies, including (i) Zongshen, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp., which manufactures and sells high pressure fiberglass reinforced plastic pipes for international oil & gas and infrastructure industries in addition to producing oil & gas in Canada; and (iii) Sunshine Oilsands Ltd., a Hong Kong Stock Exchange listed company, where she is also the Audit Committee Chair and a Corporate Governance Committee member.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Term of Office

Each director of our company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors (the “Board”) appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1.	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)	engaging in any type of business practice; or

iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.	was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)	any Federal or State securities or commodities law or regulation;

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

Director Independence

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with our company. A material relationship is a relationship which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

•	Shaun Greffard;

•	Joanne Yan;

•	Luisa Ingargiola;

•	Steven Sanders; and

•	Jack Austin.

Code of Business Conduct and Ethics

On December 22, 2017, we adopted a Code of Conduct and Ethics that applies to our directors, officers and other employees.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2018 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Boards established a Compensation Committee in March 2018. Prior to that, our Board acted as the Compensation Committee.

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

2. Stock Option Awards

The Company provides long-term incentives to Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Compensation Committee.

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

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders and Shaun Greffard and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)	to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f)	to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”) and includes amounts paid to affiliates of the Named Executive Officers for services provided by the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Jerry Kroll(2)	2018	140,000	Nil	123,726	Nil	Nil	Nil	Nil	263,726
President and Chief Executive Officer	2017	60,000	Nil	358,045	Nil	Nil	Nil	Nil	418,694
Bal Bhullar(3)	2018	20,000	Nil	Nil	Nil	Nil	Nil	450	20,450
Chief Financial Officer	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iain Ball(4)	2018	70,000	Nil	29,936	Nil	Nil	Nil	Nil	99,936
Vice-President, Finance	2017	60,000	Nil	37,235	Nil	Nil	Nil	Nil	97,883
Henry Reisner(5)	2018	126,700	Nil	39,430	Nil	Nil	Nil	Nil	166,130
Chief Operating Officer	2017	60,000	Nil	69,757	Nil	Nil	Nil	Nil	130,405
Ed Theobald(6)	2018	96,000	Nil	29,936	Nil	Nil	Nil	Nil	125,936
General Manager Sales & Dealerships	2017	60,000	Nil	37,235	Nil	Nil	Nil	Nil	97,883

(1)	The grant date fair values of the share option awards are determined using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2018.

(2)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company.

(3)	Ms. Bhullar was appointed Chief Financial Officer of our Company on November 19, 2018.

(4)	Mr. Ball was appointed Chief Financial Officer of our Company on June 4, 2015 and subsequently was appointed Vice-President, Finance of our Company on June 27, 2016.

(5)	Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015. On May 15, 2018, Mr. Reisner was appointed as President of our Company.

(6)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015.

Executive Compensation Agreements

Jerry Kroll

On January 15, 2019, our Board approved the entering into of a new executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018.

The Kroll Agreement commenced as of the Effective Date and will continue indefinitely until terminated in accordance with its terms. Pursuant to the terms of the Kroll Agreement, Mr. Kroll will continue to be employed as our CEO and will devote his full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company. Mr. Kroll will not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of the Kroll Agreement, except as may be expressly approved in advance by the Board, in writing; provided that Mr. Kroll may make passive personal investments, engage in outside non-competitive business activities, including being a director of non-competitive businesses, or engage in other activities for any charitable or other non-profit institution; and provided, further, that such activities do not conflict with the interests of any member of the Company or otherwise interfere, individually or in the aggregate, with the performance of Mr. Kroll’s duties and responsibilities or the time required for the discharge of those duties and responsibilities.

The Company will pay Mr. Kroll an annual base salary from the Effective Date of $300,000 (the “Base Salary”). The Base Salary is subject to increase based on periodic reviews at the discretion of the Board. Mr. Kroll will be entitled to participate in all other benefits, perquisites, benefit plans or programs of the Company which are available generally to executives of the Company in accordance with the terms of such plans, benefits or programs, including, but not limited to, the following: (a) no less than five weeks paid vacation during each full fiscal year of Mr. Kroll’s employment (pro-rated for any partial year of employment); and (b) group insurance coverage for medical, extended health, dental, life and long term disability as may be made available by the Company to its executive employees from time to time. Mr. Kroll acknowledges that any of the benefits set out above are subject to the formal plan documents or policies and may also be modified or amended at any time by the Board in its sole and absolute discretion.

The Company will use commercially reasonable efforts to maintain an appropriate level of coverage for Mr. Kroll under its current directors’ and officers’ insurance policy and will indemnify Mr. Kroll for all lawful acts (or omissions) undertaken by Mr. Kroll in the role of either director or CEO of the Company to the extent allowed by law.

The Company may grant Mr. Kroll stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with the following provisions: (a) the stock options will be subject to the terms and conditions of the Company’s Stock Option Plan as may be amended from time to time by the Board in its absolute discretion; (b) the number of shares which may be purchased pursuant to a stock option will be in accordance with the Company’s Stock Option Plan for allocating amounts of stock options to employees as determined by the Board or any Board committee or party to whom that task has been delegated; (c) the terms and conditions attaching to the Stock Option and including, without limitation, the number of shares which may be purchased pursuant to the stock option, its exercise price, its term, its termination provisions and its vesting provisions, will be in the sole discretion of the Board or any Board committee or party to whom that task has been delegated; and (d) stock options will otherwise be subject to the requirements of any stock exchange, securities commission or other similar regulatory body having jurisdiction and rules and policies adopted by the Company’s Compensation Committee.

The Company has the right to and may terminate the Kroll Agreement for Cause (as defined therein) immediately upon written notice to Mr. Kroll. Following any such termination, the Company will have no further obligations to Mr. Kroll under the Kroll Agreement other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll any accrued and unused vacation; and (c) reimburse Mr. Kroll for expenses incurred through the termination date that are reimbursable under the Kroll Agreement.

The Company also has the right to and may terminate the Kroll Agreement at any time, for any reason or for no reason, without Cause, immediately upon notice to Mr. Kroll. Following any such termination the Company will have no further obligations to Mr. Kroll under Kroll Agreement other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll Severance Pay (as defined therein); (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable pursuant under the Kroll Agreement; and (d) pay Mr. Kroll any accrued and unused vacation.

Within 12 months following a Change of Control (as defined in the Kroll Agreement), Mr. Kroll may, in his sole discretion, elect to terminate the Kroll Agreement on written notice to the Company. Following any such termination, the Company will have no further obligations to Mr. Kroll under the Kroll Agreement other than the Company’s obligation to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll Severance Pay; (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement; and (d) pay Mr. Kroll any accrued and unused vacation.

In the event that the Kroll Agreement is terminated by the Company without Cause, or by Mr. Kroll as a result of a Change of Control, Mr. Kroll will be entitled to a “Severance Pay” in an amount equal to 12 months of Base Salary plus one additional month of Base Salary for each full year of employment under the Kroll Agreement to a maximum of 18 months. In addition, all stock options then granted will accelerate and vest as at the date of termination and be exercisable for the greater of 180 days or the greatest time permitted for exercise after any termination of employment as set out in the Company’s then Stock Option Plan. The Company shall pay any such Severance Pay forthwith, but in any event within two weeks of the termination date (subject to earlier payment of some of the Severance Pay in accordance with the requirements of the British Columbia Employment Standards Act). Upon satisfaction of its above obligations, as applicable, the Company shall have no further liability or obligation to Mr. Kroll under the Kroll Agreement and including, without limitation, any liability for any further severance pay for failure to give reasonable notice or for damages in lieu of reasonable notice.

Mr. Kroll may resign at any time by providing the Company with not less than 90 days’ prior written notice, in which case the Kroll Agreement will terminate and all obligations of each party to the other under the Kroll Agreement will terminate, on the date specified in the notice, other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement; and (c) pay Mr. Kroll any accrued and unused vacation pay. In its discretion, the Company may elect to place Mr. Kroll on leave with pay and benefits during the notice period of termination.

The Kroll Agreement will automatically terminate upon the death or Permanent Disability (as defined therein) of Mr. Kroll and, upon such termination, the Company’s obligations under the Kroll Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll any accrued and unused vacation pay; and (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement. In the event that Mr. Kroll dies or suffers a Permanent Disability, any payments due and owing to Mr. Kroll under the Kroll Agreement will enure to the benefit of Mr. Kroll’s heirs and/or estate.

Bal Bhullar

On January 15, 2019, our Board approved the entering into of a new consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Financial Officer (the “CFO”; and the “Bhullar Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior offer letter with Ms. Bhullar, dated October 19, 2018.

In accordance with the Bhullar Agreement the Consultant will provide the Company with management services as CFO (the “Services”). All Services will be performed by the Consultant’s principal, Bal Bhullar. The Consultant shall report to and take direction from our CEO and the Board. Under the Bhullar Agreement it is acknowledged that the Consultant may provide its services to other businesses and organizations provided there is no conflict of interest and that the Consultant complies with its obligations under the Bhullar Agreement. The Consultant shall devote as much time as required in the fulfillment of the role as CFO.

The Bhullar Agreement takes effect on the Effective Date and is effective for a period of two years with an option to renew for an additional year by mutual agreement by both parties thereafter.

In consideration of the Services provided under the Bhullar Agreement, the Company will pay the Consultant a monthly fee of $15,000 and a $300 vehicle allowance plus any applicable GST (collectively, the “Fees”) at the end of each month.

The Company may, at its option, terminate the Bhullar Agreement at any time without notice or cause by advising the Consultant in writing. Following any such termination without cause, the Company will have no further obligation to the Consultant under the Bhullar Agreement other than the Company’s obligations to: (a) pay the Consultant all remaining unpaid Fees due at the time of termination; and (b) reimburse the Consultant for any expenses incurred through to the termination date. The Company may also terminate the Bhullar Agreement at any time without notice and for cause under the following circumstances: (i) the Consultant’s negligent performance of the Services; (ii) the Consultant’s persistent failure to perform the Services; (iii) any breach by the Consultant of any of the obligations set forth in the Bhullar Agreement; or (iv) a continued course of malfeasant or misfeasant actions or omissions by the Consultant, an in each such instance.

The Company may terminate the Bhullar Agreement at any time upon providing the Consultant with only the following: (a) Fees owed to the Consultant up to and including the date of termination and any Bonus (as therein defined) earned prior to the date of termination; a lump sum payment equal to the then term of the Bhullar Agreement (the “Notice Period”) of Fees as in effect at the termination of the Consultant’s engagement; (c) the Consultant’s participation in the Company’s benefits programs shall be continued for a period of eight weeks and, thereafter, the Consultant’s benefits, including professional dues, but not including disability insurance coverage or perquisites such as mobile phone, parking, etc., will be continued through the Notice Period to the maximum extent permitted under applicable plan terms. To the extent the Company is unable to extend any such benefits coverage for any portion of such period after reasonable efforts to obtain same, the Company shall pay the Consultant an amount sufficient to purchase comparable coverage for such time; and (d) with a lump sum payment equal to the Bonus it would have earned through the Notice Period based on the Bonus received by the Consultant in the year prior to the termination of the Bhullar Agreement (which, for greater certainty, will be calculated by including the value of any Bonus paid in cash, RSUs or stock options)

The Consultant may terminate the Bhullar Agreement by giving the Company written notice of Good Reason (as therein defined). In the event of a termination for Good Reason, the Consultant shall be entitled to each of the Notice Period entitlements set forth above. The Consultant may voluntarily terminate the Bhullar Agreement at any time by giving the Company two months’ prior notice. The Company may waive such notice in whole or in part without any payment to the Consultant in lieu of the waived period of notice.

If at any time during the term of the Bhullar Agreement there is a Change of Control (as therein defined) and, within 12 months of such Change of Control: (i) there is a material reduction in the CFO’s title or a material reduction in hers duties or responsibilities such that the Consultant gives notice of the Consultant’s intention to terminate the Bhullar Agreement as a result thereof; (ii) there is a material adverse change in the Consultant’s Fees or benefits such that the Consultant gives notice of the Consultant’s intention to terminate the Bhullar Agreement as a result thereof; or (iii) the Consultant’s engagement is terminated by the Company unless such termination is as a result of the Consultant’s material breach of the Bhullar Agreement; the Consultant shall then be entitled to receive from the Company: (a) a cash amount equal to two years of the Consultant’s Fees as in effect at the termination of the Consultant’s engagement; and (b) an additional amount equal to two times the previous year’s annual Bonus (as defined therein, and which, for greater certainty, will be calculated by including the value of any Bonus paid in cash, Restricted Stock Units (“RSU”) or stock options). Notwithstanding the terms of any other plan or agreement, and subject to the Company’s then Stock Option Plan and any RSU Plan, all stock options and RSUs previously granted by the Company to the Consultant which have not vested shall be deemed to vest and all stock options held by the Consultant shall remain exercisable until the earlier of their expiration date or 90 days from the termination date. The Company shall maintain the Consultant’s benefits under the Bhullar Agreement for a period of 12 months.

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

Henry Reisner

On January 15, 2019, our Board approved the entering into of a new executive employment agreement with Henry Reisner (the “Reisner Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018.

The Reisner Agreement commenced as of the Effective Date and will continue indefinitely until terminated in accordance with its terms. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our Chief Operating Officer (the “COO”) and President and will devote his full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company. Mr. Reisner will not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of the Reisner Agreement, except as may be expressly approved in advance by the Board, in writing; provided that Mr. Reisner may make passive personal investments, engage in outside non-competitive business activities, including being a director of non-competitive businesses, or engage in other activities for any charitable or other non-profit institution; and provided, further, that such activities do not conflict with the interests of any member of the Company or otherwise interfere, individually or in the aggregate, with the performance of Mr. Reisner’s duties and responsibilities or the time required for the discharge of those duties and responsibilities.

The Company will pay Mr. Reisner an annual base salary from the Effective Date of $180,000 (the “Base Salary”). The Base Salary is subject to increase based on periodic reviews at the discretion of the Board. Mr. Reisner will be entitled to participate in all other benefits, perquisites, benefit plans or programs of the Company which are available generally to executives of the Company in accordance with the terms of such plans, benefits or programs, including, but not limited to, the following: (a) no less than five weeks paid vacation during each full fiscal year of Mr. Reisner’s employment (pro-rated for any partial year of employment); and (b) group insurance coverage for medical, extended health, dental, life and long term disability as may be made available by the Company to its executive employees from time to time. Mr. Reisner acknowledges that any of the benefits set out above are subject to the formal plan documents or policies and may also be modified or amended at any time by the Board in its sole and absolute discretion.

The Company will use commercially reasonable efforts to maintain an appropriate level of coverage for Mr. Reisner under its current directors’ and officers’ insurance policy and will indemnify Mr. Reisner for all lawful acts (or omissions) undertaken by Mr. Reisner in the role of either director, COO or President of the Company to the extent allowed by law.

The Company may grant Mr. Reisner stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with the following provisions: (a) the stock options will be subject to the terms and conditions of the Company’s Stock Option Plan as may be amended from time to time by the Board in its absolute discretion; (b) the number of shares which may be purchased pursuant to a stock option will be in accordance with the Company’s Stock Option Plan for allocating amounts of stock options to employees as determined by the Board or any Board committee or party to whom that task has been delegated; (c) the terms and conditions attaching to the Stock Option and including, without limitation, the number of shares which may be purchased pursuant to the stock option, its exercise price, its term, its termination provisions and its vesting provisions, will be in the sole discretion of the Board or any Board committee or party to whom that task has been delegated; and (d) stock options will otherwise be subject to the requirements of any stock exchange, securities commission or other similar regulatory body having jurisdiction and rules and policies adopted by the Company’s Compensation Committee.

The Company has the right to and may terminate the Reisner Agreement for Cause (as defined therein) immediately upon written notice to Mr. Reisner. Following any such termination, the Company will have no further obligations to Mr. Reisner under the Reisner Agreement other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner any accrued and unused vacation; and (c) reimburse Mr. Reisner for expenses incurred through the termination date that are reimbursable under the Reisner Agreement.

The Company also has the right to and may terminate the Reisner Agreement at any time, for any reason or for no reason, without Cause, immediately upon notice to Mr. Reisner. Following any such termination the Company will have no further obligations to Mr. Reisner under Reisner Agreement other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner Severance Pay (as defined therein); (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable pursuant under the Reisner Agreement; and (d) pay Mr. Reisner any accrued and unused vacation.

Within 12 months following a Change of Control (as defined in the Reisner Agreement), Mr. Reisner may, in his sole discretion, elect to terminate the Reisner Agreement on written notice to the Company. Following any such termination, the Company will have no further obligations to Mr. Reisner under the Reisner Agreement other than the Company’s obligation to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner Severance Pay; (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement; and (d) pay Mr. Reisner any accrued and unused vacation.

In the event that the Reisner Agreement is terminated by the Company without Cause, or by Mr. Reisner as a result of a Change of Control, Mr. Reisner will be entitled to a “Severance Pay” in an amount equal to 12 months of Base Salary plus one additional month of Base Salary for each full year of employment under the Reisner Agreement to a maximum of 18 months. In addition, all stock options then granted will accelerate and vest as at the date of termination and be exercisable for the greater of 180 days or the greatest time permitted for exercise after any termination of employment as set out in the Company’s then Stock Option Plan. The Company shall pay any such Severance Pay forthwith, but in any event within two weeks of the termination date (subject to earlier payment of some of the Severance Pay in accordance with the requirements of the British Columbia Employment Standards Act). Upon satisfaction of its above obligations, as applicable, the Company shall have no further liability or obligation to Mr. Reisner under the Reisner Agreement and including, without limitation, any liability for any further severance pay for failure to give reasonable notice or for damages in lieu of reasonable notice.

Mr. Reisner may resign at any time by providing the Company with not less than 90 days’ prior written notice, in which case the Reisner Agreement will terminate and all obligations of each party to the other under the Reisner Agreement will terminate, on the date specified in the notice, other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement; and (c) pay Mr. Reisner any accrued and unused vacation pay. In its discretion, the Company may elect to place Mr. Reisner on leave with pay and benefits during the notice period of termination.

The Reisner Agreement will automatically terminate upon the death or Permanent Disability (as defined therein) of Mr. Reisner and, upon such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner any accrued and unused vacation pay; and (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement. In the event that Mr. Reisner dies or suffers a Permanent Disability, any payments due and owing to Mr. Reisner under the Reisner Agreement will enure to the benefit of Mr. Reisner’s heirs and/or estate.

Isaac Moss

On January 15, 2019, our Board approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on the Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company has agreed to pay Mr. Moss an annual fee of $200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined therein) immediately upon written notice to Mr. Moss. Following any such termination for Cause, the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

The Company will have the right to and may terminate the Moss Agreement at any time, for any reason or for no reason without Cause, immediately upon notice to Mr. Moss. Following any such termination of the Moss Agreement without Cause, the Company will have no further obligation to Mr. Moss under the Moss Agreement other than the Company’s obligations to: (a) pay Mr. Moss all remaining unpaid Fees and applicable taxes thereon due to the termination date of the Moss Agreement; and (b) to reimburse Mr. Moss for any expenses incurred through the termination date. In addition, any stock options granted to Mr. Moss will accelerate and vest at the date of termination.

If at any time during the term of the Moss Agreement there is a Change of Control (as defined therein) and, within 12 months of such Change of Control: (i) there is a material reduction in Mr. Moss’s title or a material reduction in his duties or responsibilities such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; (ii) there is a material adverse change in Mr. Moss’s Fees such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; or (iii) Mr. Moss’s engagement is terminated by the Company unless such termination is as a result of Mr. Moss’s material breach of the Moss Agreement; then Mr. Moss will be entitled to receive from the Company: (a) a cash amount equal to two years of the Fees as in effect at the termination of the Moss Agreement; and (b) all stock options previously granted by the Company to Mr. Moss which have not vested shall be deemed to vest and all stock options held by Mr. Moss shall remain exercisable until the earlier of their expiration date or 90 days from the termination date.

Stock Option Plans and Stock Options

The following table sets forth, as at December 31, 2018, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	-	-	-
Equity compensation plans not approved by securityholders	4,756,174	$2.73	25,243,826
Total	4,756,174	$2.73	25,243,826

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted our 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2018, there were 4,756,174 outstanding options under the Stock Option Plan leaving an additional 25,243,826 options to acquire common shares that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability; or (iv) the expiration of three months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

Incentive Plan Awards

The following table sets out information on the incentive plan awards held by Named Executive Officers and/or Directors as December 31, 2018.

	Option–based Awards

Named Executive Officer or Director	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date
Jerry Kroll President, Chief Executive Officer and a director	2,045,455	$0.30	June 11, 2022
	227,273	$0.80	Dec. 9, 2022
	5,000	$2.00	Feb. 17, 2024

Iain Ball Vice-President, Finance	22,727	$0.35	Aug. 13, 2022
	34,091	$0.80	Dec. 9, 2022
	5,000	$2.00	Feb. 17, 2024

Henry Reisner Chief Operating Officer	56,818	$0.30	Aug. 13, 2022
	56,818	$0.80	Dec. 9, 2022
	5,000	$2.00	Feb. 17, 2024

Ed Theobald General Manager	22,727	$0.30	Aug. 13, 2022
	34,091	$0.80	Dec. 9, 2022
	5,000	$2.00	Feb. 17, 2024

Isaac Moss Chief Administrative Officer	125,000	$9.60	January 5, 2025
Steven Sanders Director	75,000	$9.00	April 17, 2025
Luisa Ingargiola Director	75,000	$9.00	April 17, 2025
Jack Austin Director	120,000	$1.53	November 19, 2025

Shaun Greffard	25,000	$0.30	Aug. 13, 2022
Director	12,500	$0.80	Dec. 9, 2022
	125,000	$2.00	Feb. 17, 2024

Robert Tarzwell	2,500	$2.00	Feb. 17, 2024
Director(1)	2,500	$9.60	Jan. 5, 2025

(1)	Mr. Tarzwell resigned as a director on March 6, 2019.

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2018. The only incentive award plan of the Company during such fiscal year was the Stock Option Plan:

Named Executive Officer and Director	Option-based Awards – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)
Jerry Kroll President and Chief Executive Officer	$123,726	Nil
Bal Bhullar Chief Financial Officer	Nil	Nil
Iain Ball Vice-President, Finance	$29,396	Nil
Henry Reisner Chief Operating Officer	$39,430	Nil
Ed Theobald General Manager	$29,936	Nil
Isaac Moss Chief Administrative Officer	$207,050	Nil

(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between US$5.25, the last closing price of our shares on the OTCQB for the year ended December 31, 2017, and the exercise price of the options, multiplied by the number of options that have vested

Director Compensation for Fiscal 2018

We did not compensate our directors for their services as directors in the fiscal year ended December 31, 2017. The following table sets forth all compensation for services as a director to the Company during the fiscal year ended December 31, 2018 in respect of the directors set out below, which for those directors who are Named Executive Officers excludes compensation for services provided as a Named Executive Officer.

Director	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	All Other Compensation ($)	Total Compensation ($)
Jerry Kroll	2018	Nil	Nil	Nil	Nil	Nil
Henry Reisner	2018	Nil	Nil	Nil	Nil	Nil
Shaun Greffard	2018	Nil	Nil	47,571	Nil	47,571
Luisa Ingargiola	2018	75,991	Nil	447,938	Nil	523,929
Steven Sanders	2018	89,345	Nil	447,938	Nil	537,283
Robert Tarzwell	2018	Nil	Nil	18,821	Nil	18,821
Jack Austin	2018	7,500	Nil	25,095	Nil	32,595

We reimburse out-of-pocket costs that are incurred by the directors.

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

C. Board Practices

Board of Directors

Our Notice of Articles and Articles are attached as exhibits to this Annual Report. The Articles of the Company provide that the number of directors is set at:

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

Our Board of Directors (the “Board”) currently consists of seven directors. Our directors are elected annually at each annual meeting of our company’s shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board is responsible for appointing our company’s officers.

Board Committees

Our Board currently has six committees, the Audit Committee, the Nominating Committee, the Corporate Governance and Human Resources Committee, the Compensation Committee, the Enterprise Risk Oversight Committee and the Social Media Committee.

Audit Committee

Our Audit Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Shaun Greffard and is chaired by Luisa Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. Our Board believes that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full Board;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by our Board from time to time.

Nominating Committee

Our Nominating Committee consists of Steven Sanders, Luisa Ingargiola and Shaun Greffard and is chaired by Steven Sanders. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Corporate Governance and Human Resources Committee

Our Corporate Governance and Human Resources Committee consists of Steven Sanders, Luisa Ingargiola, Jack Austin and Shaun Greffard and is chaired by Steven Sanders. The Corporate Governance and Human Resources Committee shall be responsible for: developing our approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by our by-laws, by applicable laws, and by the Board, the powers of the Board for the management and direction of our affairs during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of our senior executives and for considering their terms of employment; reviewing succession planning and matters of compensation; recommending awards under our long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and our Supplementary Executive Retirement Plan and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

Our Corporate Governance and Human Resources Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board. The Compensation Committee and Governance Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan, Shaun Greffard and Jack Austin and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

•	reviewing and approving to the Board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the Board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Enterprise Risk Oversight Committee

Our Enterprise Risk Oversight Committee consists of Steven Sanders, Luisa Ingargiola and Shaun Greffard and is chaired by Steven Sanders. The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. The Enterprise Risk Oversight Committee shall:

•	review executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures,

•	review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and

•	report to the Board on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Social Media Committee

Our Social Media Committee consists of Luisa Ingargiola, Steven Sanders and Shaun Greffard and is chaired by Luisa Ingargiola. The Social Media Committee shall oversee our social media strategy initiatives pursuant to Regulation FD. The Social Media Committee shall:

•	provide compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

•	establish and maintain corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g. blogging and Tweeting by subject matter experts);

•	prioritize social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology, and organizational project; and

•	ensure open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

D. Employees

As of December 31, 2018, we employed a total of 63full-time and no part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	39
Sales & Marketing	6
General & Administration	12
Executives	6

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of March 14, 2019.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Jerry Kroll	President, CEO and Director	Jun. 15, 2015 Jan. 26, 2016	Jun. 15, 2020 Jan. 26, 2021	$2.00	62,500
Iain Ball	Vice-President, Finance	Aug 19, 2015	Aug. 19, 2020	$2.00	31,250
Joanne Yan	Director	Nov. 21, 2016	Nov. 21, 2021	$4.00	50,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of March 21, 2019 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jerry Kroll Vancouver, President, CEO and a Director (3)	10,828,091	27.7%

Iain Ball Vancouver, Vice-President, Finance (4)	297,920	*

Henry Reisner, COO and a Director (5)	3,126,716	8.5%

Bal Bhullar, CFO (6)	103,900	*

Ed Theobald Vancouver, General Manager (7)	302,238	*

Shaun Greffard, Director (8)	96,926	*

Joanne Yan, Director (9)	80,000	*

Jack Austin, Director (10)	30,000	*

Steven Sanders, Director (11)	120,000	*

Luisa Ingargiola, Director (12)	120,000	*

Isaac Moss, Chief Administrative Officer (13)	250,000	*

Directors and Executive Officers as a Group (Eleven Persons)	15,355,791	40.0%

Other 5% or more Shareholders:
Megan Martin (14)	2,700,000	7.2%

Yuan Sheng Zhang (15)	2,700,000	7.2%

Shang Wen Yang (16)	3,762,972	9.9%

Unison International Holdings Ltd. (17)	3,200,000	8.2%

Zongshen (Canada) Environtech Ltd. (18)	2,800,000	7.3%

*	Less than 1%.

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 29, 2019.

(2)	The percentage is calculated based on 36,804,997 common shares that were outstanding as of March 29, 2019.

(3)	Shares beneficially owned consists of (i) 3,612,500 common shares held by Jerry Kroll, (ii) 5,000,000 common shares registered to Ascend Sportmanagement Inc. (Mr. Kroll has discretionary voting and investment authority over securities held by Ascend Sportmanagement Inc.), (iii) 62,500 common shares issuable upon exercise of warrants registered directly to Mr. Kroll, (iv) stock options to purchase 2,015,455 shares of our common share which have vested and (v) stock options to purchase 137,636 shares of our common share which will vest within 60 days of March 29, 2019.

(4)	Shares beneficially owned consists of (i) 31,250 common shares registered directly to Iain Ball, (ii) 31,250 common shares issuable upon exercise of warrants registered directly to Mr. Ball, (iii) stock options to purchase 232,727 shares of our common share which have vested and (iv) stock options to purchase 2,693 shares of our common share which will vest within 60 days of March 29,2019.

(5)	Shares beneficially owned consists of (i) 2,375,000 common shares registered directly to Henry Reisner, 525,000 common shares held of record by Mr. Reisner’s wife and 125,000 common shares held of record by Mr. Reisner’s daughter, (iv) stock options to purchase 96,656 shares of our common share which have vested, and (v) stock options to purchase 5,060 shares of our common share which will vest within 60 days of March 29, 2019.

(6)	Shares beneficially owned consists of 3,900 common shares registered directly to Bal Bhullar (ii) stock options to purchase 100,000 shares of our common shares which have vested as at March 29, 2019

(7)	Shares beneficially owned consists of (i) 250,000 common shares registered directly to Ed Theobald, (ii) stock options to purchase 49,545 shares of our common share which have vested, and (iii) stock options to purchase 2,693 shares of our common share which will vest within 60 days of March 29, 2019.

(8)	Shares beneficially owned consists of (i) stock options to purchase 90,244 shares of our common share which have vested, and (ii) stock options to purchase 6,682 shares of our common share which will vest within 60 days of March 29, 2019.

(9)	Shares beneficially owned consists of (i) 25,000 common shares registered directly to Joanne Yan, (ii) 50,000 common shares issuable upon exercise of warrants registered directly to Ms. Yan, (iii) stock options to purchase 5,000 shares of our common share which have vested, and (iv) stock options to purchase 5,000 shares of our common share which will vest within 60 days of March 29, 2019.

(10)	Shares beneficially owned consists of stock options to purchase 30,000 shares of our common share which will vest within 60 days of March 29, 2019.

(11)	Shares beneficially owned consists of stock options to purchase 120,000 shares of our common share which have vested.

(12)	Shares beneficially owned consists of stock options to purchase 120,000 shares of our common share which have vested.

(13)	Shares beneficially owned consists stock options to purchase 250,000 shares of our common share which have vested.

(14)	Shares beneficially owned consists of (i) 625,000 common shares are held by to Megan Martin, (ii) 625,000 common shares are held by Ms. Martin’s husband, Yuan Sheng Zhang, (iii) 100,000 common shares are held by Ms. Martin’s son, Bo Hong Zhang, (iv) 625,000 common shares issuable upon exercise of warrants registered directly to Ms. Martin, (v) 625,000 common shares issuable upon exercise of warrant registered directly to Ms. Martin’s husband, and (vi) 100,000 common shares issuable upon exercise of warrants registered directly to Ms. Martin’s son.

(15)	Shares beneficially owned consists of (i) 625,000 common shares held by Yuan Sheng Zhang, (ii) 625,000 common shares held by Mr. Zhang’s wife, Megan Martin, (iii) 100,000 common shares held by Mr. Zhang’s son, Bo Hong Zhang, (iv) 625,000 common shares issuable upon exercise of warrants registered directly to Mr. Zhang, (v) 625,000 common shares issuable upon exercise of warrants registered directly to Mr. Zhang’s wife, and (vi) 100,000 common shares issuable upon exercise of warrants registered directly to Mr. Zhang’s son.

(16)	Shares beneficially owned consists of (i) 500,017 common shares held by Cheng Quan Sang, (ii) 320,080 common shares held by Canada Jia-Qiao Group Investment Ltd. (Ms. Sang has discretionary voting and investment authority over securities held by Canada Jia-Qiao Group Investment Ltd.) (iii) 1,029,688 common shares registered directly to Ms. Sang’s son, Shang Wen Yang (iv) stock options held by Ms. Sang’s son to purchase 57,090 shares of our common shares which have vested, (v) 500,017 common shares issuable upon exercise of warrants registered directly to Cheng Qun Sang (vi) 320,080 common shares issuable upon exercise of warrants registered directly to Canada Jia-Qiao Group Investment Ltd. and (vii) 1,000,000 common shares issuable upon exercise of warrants registered directly to Ms. Sang’s son.

(17)	Shares beneficially owned consists of (i) 1,029,688 common shares registered directly to Shang Wen Yang (ii) 500,017 common shares held by Mr. Yang’s mother, Cheng Quan Sang, (iii) 320,080 common shares held by Canada Jia-Qiao Group Investment Ltd. (Mr. Yang’s mother has discretionary voting and investment authority over securities held by Canada Jia-Qiao Group Investment Ltd.) (iv) stock options held by Shang Wen Yang to purchase 57,090 shares of our common shares which have vested, (v) 1,000,000 common shares issuable upon exercise of warrants registered directly to Shang Wen Yang, (vi) 500,017 common shares issuable upon exercise of warrants registered directly to Mr. Yang’s mother, and (vii) 320,080 common shares issuable upon exercise of warrants registered directly to Canada Jia-Qiao Group Investment Ltd.

(18)	Shares beneficially owned consists of (i) 1,200,000 common shares registered directly to Unison International Holdings Ltd. and (ii) 2,000,000 common shares issuable upon exercise of warrants registered directly to Unison International Holdings Ltd. (Mr. Ping Hui Lu has discretionary voting and investment authority over securities held by Unison International Holdings Ltd.).

(19)	Shares beneficially owned consists of (i) 1,400,000 common shares registered directly to Zongshen (Canada) Environtech Ltd. and (ii) 1,400,000 common shares issuable upon exercise of warrants registered directly to Zongshen (Canada) Environtech Ltd. (Mr. Daxue Zhang has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd.).

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at March 14, 2019, there were 85 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

Jerry Kroll

On October 16, 2017, Jerry Kroll, our CEO, entered into a Share Pledge Agreement with Zongshen to guarantee our payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of US$4.00. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen at a deemed issue price of US$4.00 per common share.

From February 16, 2015 to November 13, 2015, Mr. Kroll provided us with a loan in the aggregate amount of $185,000. These loans were unsecured, non-interest bearing and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in our accounting records. On January 20, 2016, we repaid $135,000 of these loans and $50,000 was repaid through the issuance of 62,500 post-subdivision units at a price of $0.80 per unit.

On February 16, 2015, Mr. Kroll acquired 3,500,000 common shares and Ascend Sportmanagement Inc., a corporation under the control and direction of Mr. Kroll, acquired 5,000,000 common shares at a price of $0.0004 per common share pursuant to a private placement. In addition, on June 15, 2015, Mr. Kroll acquired 25,000 units at a price of $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $0.80 per common share until June 15, 2020. Furthermore, on January 22, 2016, Mr. Kroll acquired 62,500 units at a price of $0.80 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $2.00 per common share until January 22, 2021.

On June 11, 2015, we granted 22,500,000 stock options to Mr. Kroll having an exercise price of $0.30 per common share until June 11, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 20,454,545 stock options. As of the date hereof, Mr. Kroll holds 2,045,455 stock options, which are exercisable until June 11, 2022. In addition, on December 9, 2015 we granted 2,500,000 stock options to Mr. Kroll having an exercise price of $0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 2,272,777 of these stock options. As of the date hereof, Mr. Kroll holds 227,273 stock options, which are exercisable until December 9, 2022. On February 17, 2017, we granted 5,000 stock options to Mr. Kroll having an exercise price of $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018 we granted 5,000 stock options to Mr. Kroll having an exercise price of US$9.60 per common share until January 5, 2025.

On January 15, 2019, we entered into an executive employment agreement with Mr. Kroll pursuant to which he receives a base salary in the amount of $300,000 per year.

Henry Reisner

On October 18, 2017, we entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica with Henry Reisner, our President and Chief Operating Officer, and two members of his family, which replaced a prior Joint Operating Agreement. Under the SPA, we agreed to purchase all the shares of Intermeccanica for $2,500,000, $300,000 of which had been previously paid under the Joint Operating Agreement. At closing we paid the sellers $700,000 and issued a promissory note (the “Note”) for the balance of $1,500,000. On January 28, 2018, we paid off all of the principal and interest due on the Note for $1,520,548.

On February 16, 2015, Mr. Reisner acquired 2,375,000 common shares at a price of $0.0004 per common share pursuant to a private placement. Mr. Reisner’s wife and daughter acquired 525,000 common shares and 125,000 common shares, respectively, at a price of $0.0004 per common share pursuant to a private placement.

On July 15, 2015, as amended on September 19, 2016, we entered into a Joint Operating Agreement with Intermeccanica and Mr. Reisner which is comprised of three underlying agreements. The Joint Operating Agreement was terminated upon the entry into of the SPA.

On August 13, 2015, we granted 625,000 stock options to Mr. Reisner having an exercise price of $0.30 per common share until August 13, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 such stock options. As of the date hereof, Mr. Reisner holds 56,818 stock options exercisable until August 13, 2022. In addition, on December 9, 2015, we granted 625,000 stock options to Mr. Reisner having an exercise price of $0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of such stock options. As of the date hereof, Mr. Reisner holds 56,818 stock options exercisable until December 9, 2022. On February 17, 2017, we granted 5,000 stock options to Mr. Reisner having an exercise price of $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Reisner having an exercise price of US$9.60 per common share until January 5, 2025.

On January 15, 2019, we entered into an executive employment agreement with Mr. Reisner pursuant to which he receives a base salary in the amount of $180,000 per year.

Iain Ball

On August 13, 2015, we granted 250,000 stock option to Iain Ball having an exercise price of $0.30 per common share until August 13, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 227,273 of such stock options. As of the date hereof, Mr. Ball holds 22,727 stock options exercisable until December 9, 2022. In addition, on December 9, 2015, we granted 375,000 stock options to Mr. Ball having an exercise price of $0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 340,909 of such stock options. As of the date hereof, Mr. Ball holds 34,091 stock options exercisable until December 9, 2022, On February 17, 2017, we granted 5,000 stock options to Mr. Ball having an exercise price of $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Ball having an exercise price of US$9.60 per common share until January 5, 2025. On March 19, 2019, we granted 183,182 stock options to Mr. Ball having an exercise price of US$3.40 per common share until March 19, 2026.

On August 19, 2015, Mr. Iain Ball acquired 31,250 units at a price of $0.80 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $2.00 per common share until August 19, 2020.

Kulwant Sandher

On February 17, 2017, we granted 125,000 stock options to Kulwant Sandher having an exercise price of $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018 we granted 5,000 stock options to Mr. Sandher having an exercise price of US$9.60 per common share until January 5, 2025. Mr. Sandher was our CFO from June 2016 until November 2018.

Bal Bhullar

On January 15, 2019, we entered into a consultancy agreement with a company controlled by Ms. Bhullar pursuant to which we provide the company $15,000 and a car allowance in exchange for services provided by Ms. Bhullar to the Company for acting as Chief Financial Officer. On February 19, 2019, Ms. Bhullar bought 3,800 shares at USD$4.59 and 100 shares at USD$4.57. On March 19, 2019, we granted 400,000 stock options to Ms. Bhullar having an exercise price of USD$3.40 per common share until March 19, 2026.

Ed Theobald

On February 16, 2015, Ed Theobald acquired 250,000 common shares at a price of  $0.0004 per common share pursuant to a private placement.

On August 13, 2015, we granted 250,000 stock options to Mr. Theobald having an exercise price of $0.30 per common share until August 13, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 227,273 of such stock options. As of the date hereof, Mr. Theobald holds 22,727 stock options exercisable until December 9, 2022. In addition, on December 9, 2015, we granted 375,000 stock options to Mr. Theobald having an exercise price of  $0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 340,909 of such stock options. As of the date hereof, Mr. Theobald holds 34,091 stock options exercisable until December 9, 2022. On February 17, 2017, we granted 5,000 stock options to Mr. Theobald having an exercise price of  $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Theobald having an exercise price of US$9.60 per common share until January 5, 2025.

Isaac Moss

In December of 2017 Isaac Moss entered into a Moss Agreement consulting arrangement with our company which was amended in August of 2018 and January 2019. Currently the Company pays a monthly fee of $16,667 to Mr. Moss under the Moss Agreement. On January 5, 2018 we granted 125,000 stock options to Mr. Moss having an exercise price of US$9.60 per common share until January 5, 2025. These stock options were cancelled. On March 19, 2019, we granted 250,000 stock options to Mr. Moss having an exercise price of USD $3.40 per common share until March 19, 2026.

Shaun Greffard

On August 13, 2015, we granted 25,000 stock options to Shaun Greffard having an exercise price of $0.30 per common share until August 13, 2022. In addition, on December 9, 2015, we granted 12,500 stock options to Mr. Greffard having an exercise price of  $0.80 per common share until December 9, 2022. On February 17, 2017, we granted 125,000 stock options to Mr. Greffard having an exercise price of  $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Greffard having an exercise price of US$9.60 per common share until January 5, 2025.

Joanne Yan

On November 7, 2016, Joanne Yan acquired 50,000 units at a price of  $0.3634 per unit. Ms. Yan has only 25,000 common shares left. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $4.00 per common share until November 7, 2021.

On February 17, 2017, we granted 2,500 stock options to Ms. Yan having an exercise price of $2.00 per common share until February 17, 2024. On January 5, 2018, we granted 2,500 stock options to Ms. Yan having an exercise price of  $9.60 per common share until January 5, 2025. On March 19, 2019, we granted 120,000 stock options to Ms. Yan having an exercise price of $USD$3.40 per common share until March 19, 2026.

Jack Austin

On November 20, 2018 we appointed the Honourable Jack Austin to our Board. In conjunction with such appointment Mr. Austin was granted 120,000 stock options with an exercise price of US$1.53 until November 20, 2023 and directors’ fees of CAD$60,000 annually.

Mark West

On December 1, 2015, Mark West acquired 7,750 units at a price of  $0.80 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of  $2.00 per common share until December 1, 2020.

On February 17, 2017, we granted 112,500 stock options to Mr. West having an exercise price of $2.00 per common share until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. West having an exercise price of US$9.60 per common share until January 5, 2025. Mr. West resigned from our company on September 30, 2018.

Steven Sanders

On May 5, 2018, we issued options to purchase 75,000 of our common shares at US$9.00 to Steven Sanders in exchange for his services as a director of our company. The options vest in equal quarters every three months with the first quarter vesting on the date the options were granted. These stock options have been cancelled. On March 19, 2019, we granted 120,000 stock options to Mr. Sanders having an exercise price of USD$3.40 per common share until March 19, 2026. Mr. Sanders receives directors’ fees of US$100,000 annually.

Luisa Ingargiola

On May 5, 2018, we issued options to purchase 75,000 of our common shares at US$9.00 to Luisa Ingargiola in exchange for her services as a director of our company. The options vest in equal quarters every three months with the first quarter vesting on the date the options were granted. These stock options have been cancelled. On March 19, 2019, we granted 120,000 stock options to Ms. Ingargiola having an exercise price of USD$3.40 per common share until March 19, 2026. Ms. Ingargiola received directors’ fees of US$80,000 annually.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles, which we expect to occur in the three full years from the commencement of production. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 10.6% of our common shares. Although, the plan called for the production of 5,000 SOLOs in 2018, 20,000 in 2019 and 50,000 in 2020, we now anticipate that 5,000 SOLOs will be produced in the first full year of production, 20,000 in the second full year of production and 50,000 in the third full year of production. Under the agreement we agreed to reimburse Zongshen for the cost of the prototype tooling and molds estimated to be $1.8 million and the mass production tooling and molds estimated to be $7.8 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds. At December 31, 2018, the Company had paid 90% of prototype tooling and molds and 36% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis and during the period no units had been produced using the production tooling and molds

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP, and by the report of the Company’s prior independent registered public accounting firm, Dale Matheson Carr-Hilton Labonte LLP.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares are traded on the Nasdaq Capital Market under the symbol “SOLO”.

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

Directors

Our directors are elected annually at each annual meeting of our company’s shareholders. Our Articles provide that the Board may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors at the expiration of the last annual meeting of our company’s shareholders.

Our Articles provide that our directors may from time to time on behalf of our company, without shareholder approval:

•	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

•	increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

•	if we are authorized to issue shares of a class of shares with par value;

•	decrease the par value of those shares;

•	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

•	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value; or

•	consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;

•	subdivide all or any of its unissued or fully paid issued shares without par value;

•	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

•	alter the identifying name of any of its shares;

•	consolidate all or any of its unissued or fully paid issued shares without par value;

•	otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; or

•	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Our Articles also provide that, we may by resolution of the directors authorize an alteration to our Notice of Articles to change our name or adopt or change any translation of that name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Board held at regular intervals may be held at the place and at the time that the Board may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communication medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the Business Corporations Act and our Articles to be present at the meeting and to have agreed to participate in that manner.

Our Articles provide that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

Our Articles do not restrict: (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the Business Corporations Act generally requires a director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the British Columbia Supreme Court may, on application of our company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to us for any profit or gain realized on it, or both); or (ii) our directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

Rights, Preferences and Restrictions Attaching to Our Shares

The Business Corporations Act provides the following rights, privileges, restrictions and conditions attaching to our common shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

•	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

•	subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as, and when declared by the Board.

Our preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter our Articles and authorize the alteration of our Notice of Articles, as the case may be, to do one or more of the following:

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

With the exception of special resolutions (i.e., resolutions in respect of fundamental changes to our company, including the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

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

For a proposed indirect acquisition that by an investor other than a so-called WTO investor that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is $50 million or more. The threshold is reduced to $5 million or more for a direct acquisition of control of the company by a non-WTO investor.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. An investment in common shares of our company by a WTO investor would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is $1.045 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is $1.568 billion); each January 1, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

Lease Agreement

Together with our subsidiary, Intermeccanica, we entered into a lease agreement with Cressey (Quebec Street) Development LLP (the “Landlord”) to jointly lease the premises located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. The term of the lease is 60 months commencing November 1, 2015. We will pay half of the lease costs, including fees, taxes, and other charges associated with occupancy, to a maximum amount of  $4,000 per month or $48,000 per year, paid in equal monthly installments. We will provide additional payment for any additional expenses incurred by Intermeccanica and us pursuant to the lease. Beginning August 1, 2015, we will also pay 25% of the costs associated with Intermeccanica’s existing lease at 39 Braid Street, New Westminster, British Columbia, Canada. We also advanced $10,000 (and whatever else is reasonably agreed upon mutually) to Intermeccanica prior to occupancy, which was used for improvement costs. We are not be able to sublease the premises.

SOLO Manufacturing Agreement

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles. We anticipate the production will commence in the second quarter of 2019 and that the 75,000 SOLOs under the agreement will be completed in the three years from the commencement of production. Specifically, we are targeting for the production of 5,000 SOLOs in the first twelve months after the start of production, 20,000 cars in the next twelve months and 50,000 cars in the twelve months after that. Under the agreement we agreed to reimburse Zongshen for (i) the cost of the prototype tooling and molds estimated to be $1.8 million, which was due on or before March 18, 2018 and which has been postponed we anticipate until the second quarter of 2019 due to Zongshen not completing prototype of the tooling and molds, and (ii) the mass production tooling and molds estimated to be $7.8 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. At December31, 2018, the Company had paid 90% of prototype tooling and molds and 36% of the mass production tooling and molds.

Share Pledge Agreement

In connection with the manufacturing agreement with Zongshen, on October 16, 2017, Jerry Kroll, our CEO, entered into a Share Pledge Agreement to guarantee the payment by us for the cost of the prototype tooling and molds estimated to be $1.8 million to Zongshen through the pledge of 400,000 of our common shares at a deemed price of US$4.00. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen under the Share Pledge Agreement.

Share Purchase Agreement

On October 18, 2017 we entered into the SPA to acquire Intermeccanica, which replaced the Joint Operating Agreement. Under the SPA, we agreed to purchase all the shares of Intermeccanica for $2,500,000. In addition to an initial payment of  $100,000 in 2016, during the nine months ended September 30, 2017 an additional $200,000 was paid. On October 18, 2017, we paid $700,000, and entered into a Promissory Note for the balance of  $1,500,000 of the purchase price. On January 28, 2018, we paid off all of the principal and interest due on the Promissory Note for $1,520,548.

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

E. Taxation

Certain Canadian Federal Income Tax Considerations For United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us and underwriters that we have recently used, and is not affiliated with us or the underwriters that we have recently used, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof  (“Regulations”), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%)

Dispositions

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of a security, unless the security is “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, the common shares will not constitute “taxable Canadian property” to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

If the common shares become listed on a “designated stock exchange” as defined in the Tax Act and are so listed at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

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

I. Subsidiary Information

We have two subsidiaries: Intermeccanica, a corporation subsisting under the laws of the Province of British Columbia, Canada, and EMV Automotive USA Inc., a Nevada Corporation. We own 100% of the voting and dispositive control over both subsidiaries.

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

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2018, 2017 and 2016:

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$718,953	-	-
Accrued liabilities	543,908	-
Customer deposits	303,076	-	-
Shareholder loan	6,230	-	-
	$1,572,157	$-	$-

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables	474,334	-	-
Accrued liabilities	649,456	-	-
Customer deposits	362,829	-	-
Shareholder loan	10,383
Promissory note	1,500,000	-	-
	$3,120,639	$-	$-

At December 31, 2016	Within one year	Between one and five years	More than five years
Trade payables	$150,305	Nil	Nil
Customer deposits	169,500	Nil	Nil
Convertible loan	243,676	Nil	Nil
	$563,481	Nil	Nil

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

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2016	December 31, 2017	December 31, 2018
Cash and cash equivalents	$98,762	$5,596,635	$18,102,872
Trade receivables	-	-	51,164
Trade payables	$(4,804)	$(138,794)	$(382,087)
	$93,958	$5,457,841	$17,771,949

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on our net loss of $699 for the period ended December 31, 2016. A 1% change in market interest rates would have an impact on the Company’s net loss of $18,950 for the year ended December 31, 2017. A 1% change in market interest rates would have an impact on the Company’s net loss of $164,830 for the year ended December 31, 2018.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2016	December 31, 2017	December 31, 2018
Loans and receivables:
Cash	$3,916,283	$8,610,996	$18,926,933
Receivables	$271,284	$243,639	$1,190,689
	$4,187,567	$8,854,635	$20,117,622

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2016	December 31, 2017	December 31, 2018
Non-derivative financial liabilities:
Bank Loan	$-	$123,637	$-
Trade payable and accrued liabilities	$150,305	$1,123,790	$1,262,861
Customer deposits	$169,500	$362,829	$303,076
Shareholder loan	$-	$10,383	$6,230
Convertible loan	$243,676	$-	$-
Promissory Note	$-	$1,500,000	$-
Derivative liability	$-	$3,655,686	$4,752,875
	$563,481	$6,776,329	$6,325,042

Fair Value

The fair value of our financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

o	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

o	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of our financial assets measured at fair value as at December 31, 2018, 2017 and 2016:

	As at December 31, 2018
	Level 1	Level 2	Level 3
Cash and cash equivalents	$18,926,933

	As at December 31, 2017
	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,610,996

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,916,283

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

Use of Proceeds

On August 23, 2018, we completed an offering of 2,353,000 common shares and warrants to purchase 5,411,900 common shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-222814). We received $9.1 million in net proceeds from this offering. Of the proceeds from this offering that we have used, the majority have been used to advance the mass production of the SOLO and the remainder for working capital purposes. If the warrants sold in this offering are exercised, we will receive gross proceeds of $23,000,575. The proceeds, if any, would be used for general corporate and working capital purposes.

On November 9, 2018, we completed an offering of 4,250,000 common shares. The offering was registered with the US Securities and Exchange Commission on Form F-3 (File No. 333-227883). We received $7.75 million in net proceeds from this offering Of the proceeds from this offering that we have not used the majority. The proceeds from this offering that we have used were used to advance the development of the Tofino.

On March 27, 2019, we completed an offering of 3,333,334 common shares. The offering was registered with the US Securities and Exchange Commission on Form F-3 (File No. 333-227883). We received approximately $11 million in net proceeds from this offering We have not yet used the net proceeds from this offering. The proceeds from this offering that we have used were used to advance the development of the Tofino. We expect to use approximately 45% of the net proceeds of the Offering for the design and development of our proposed two-seater sports car, the Tofino, approximately 45% for the production of the SOLO and the remainder for working capital and for general corporate purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being December 31, 2018. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was not effective as at December 31, 2018 because of the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected on a timely basis.

As a result of the year-end assessment process, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, which is pervasive in nature, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In 2018, this deficiency resulted in certain adjustments to share based payments, share issue costs, and financial instruments. We note that the adjustments were ultimately recorded in the December 31, 2018 financial statements as presented herein and no misstatement of prior period published financial statements resulted from the material weakness identified.

Remediation Plan for Material Weakness in Internal Control Over Financial Reporting

Management is committed to remediating the identified material weakness in a timely manner, with appropriate oversight from our Audit Committee. Our planned remediation includes adding additional financial resources, establishing a more comprehensive schedule for management review, and establishing additional review procedures over the accounting for complex and non-routine transactions.

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

Attestation Report of the Registered Public Accounting Firm

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

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2018, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Luisa Ingagiola, Steven Sanders and Shaun Greffard, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, we believe that each member of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct and Ethics (the “Code of Ethics”) that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Bal Bhullar, 102 East 1st Avenue, Vancouver, British Columbia, Canada V5T 1A4, or by email at bal@electrameccanica.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 27, 2018, we appointed KPMG LLP (“KPMG”) as its independent registered public accounting firm. KPMG replaced Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) who had been the Company’s independent registered public accounting firm.

The following table sets forth information regarding the amount billed and accrued to us by KPMG for the fiscal year ended December 31, 2018 and 2017:

	Period Ended December 31
	2018	2017
Audit Fees:	$57,100	$0
Audit Related Fees:	$0	$0
Tax Fees:	$0	$0
Total:	$57,100	$0

The following table sets forth information regarding the amount billed to us by DMCL for the fiscal year ended December 31, 2018 and 2017:

	Period Ended December 31
	2018	2017
Audit Fees:	$-	$24,000
Audit Related Fees:	$33,000	$62,000
Tax Fees:	$-	$6,700
Total:	$33,000	$92,700

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

Financial statements filed as part of this Annual Report:

[to be included upon finalization of financial statements]

Electrameccanica Vehicles Corp.

Consolidated Financial Statements

Year Ended December 31, 2018

Expressed in Canadian Dollars

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Electrameccanica Vehicles Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Electrameccanica Vehicles Corp. (the Company) as of December 31, 2018, the related consolidated statement of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s principal activity, the development and manufacture of electric vehicles, is in the development stage and the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Electrameccanica Vehicles Corp. Page 2

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Vancouver, Canada
March 29, 2019

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

April 2, 2018

Electrameccanica Vehicles Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4	$18,926,933	$8,610,996
Receivables	5	1,190,689	243,639
Prepaid expenses		2,268,776	920,146
Inventory		420,737	232,903
		22,807,135	10,007,684
Non-current assets
Restricted cash		110,707	-
Plant and equipment	6	5,323,766	1,393,683
Goodwill and other intangible assets	7	1,239,123	1,260,014
TOTAL ASSETS		$29,480,731	$12,661,381

LIABILITIES
Current liabilities
Bank overdraft and demand loan		$-	$123,637
Trade payables and accrued liabilities	8	1,262,861	1,123,790
Customer deposits		303,076	362,829
Construction contract liability		99,707	84,242
Shareholder loan		6,230	10,383
Promissory note	7	-	1,500,000
Deferred income tax	7	149,794	149,794
		1,821,668	3,354,675

Non-current liabilities
Derivative liability[1]	11	4,752,875	3,655,690
TOTAL LIABILITIES		6,574,543	7,010,365

EQUITY
Share capital	12	46,622,299	22,718,282
Common share subscription		-	750,000
Deficit		(31,373,697)	(21,335,552)
Reserves		7,657,586	3,518,286
TOTAL EQUITY		22,906,188	5,651,016
TOTAL LIABILITIES AND EQUITY		$29,480,731	$12,661,381

Commitments (Notes 6 and 9)

Subsequent events (Note 22)

On behalf of the Board of Directors.

Director	Director

 1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 11.

The accompanying notes are an integral part of these consolidated financial statements

Electrameccanica Vehicles Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Year ended
	Note	December 31, 2018	December 31, 2017	December 31, 2016

Revenue		$777,302	$109,173	$-
Cost of revenue		575,172	63,950	-
Gross profit		202,130	45,223	-

Operating expenses
Amortization	6	278,621	124,134	22,567
General and administrative expenses	14	5,490,938	2,373,251	1,205,835
Research and development expenses	15	5,566,036	4,430,386	2,778,295
Sales and marketing expenses	16	1,386,901	631,381	209,455
Stock-based compensation expense	12	3,228,508	889,511	1,461,189
Share-based payment expense	13	1,109,531	1,085,716	3,264,681
		(17,060,535)	(9,534,379)	(8,942,022)

Loss before other items		(16,858,405)	(9,489,156)	(8,942,022)

Other items
Accretion interest expense		-	69,562	25,908
Changes in fair value of warrant derivative	11	(7,707,051)	186,269	-
Finder’s fee on convertible loan		-	258,542	-
Impairment of goodwill	7	-	1,342,794	-
Issue costs allocated to derivative liability	11	1,493,554	-	-
Foreign exchange loss (gain)		(605,096)	20,049	5,417

Loss before taxes		(10,039,812)	(11,366,372)	(8,973,347)

Income tax recovery		(1,667)	-	-

Net loss		$(10,038,145)	$(11,366,372)	$(8,973,347)
Other comprehensive loss – foreign currency translation		(10,005)	-	-

Comprehensive Loss		(10,048,150)	(11,366,372)	(8,973,347)
Loss per share – basic and fully diluted		$(0.38)	$(0.52)	$(0.55)

Weighted average number of shares outstanding – basic and fully diluted	12	26,582,664	21,818,315	16,342,434

The accompanying notes are an integral part of these consolidated financial statements

Electrameccanica Vehicles Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

Years ended December 31, 2018 and 2017

		Share capital
	Note	Number of shares	Amount net of share issue cost	Share subscription	Share-based payment reserve	Equity component reserve	Foreign Currency Translation Reserve	Deficit	Total

Balance at December 31, 2015		13,391,813	458,520	50,000	354,015	-	-	(995,833)	(133,298)
Shares issued for cash	12	6,787,600	6,771,033	-	-	-	-	-	6,771,033
Share issued for finders fees	12	636,756	823,512	-	519,088	-	-	-	1,342,600
Shares issued for convertible debt issue cost		13,125	26,250	-	16,852	-		-	43,102
Share issued to settle debt		62,500	50,000	-	-	-	-	-	50,000
Share-based payment		-	3,264,681	-	-	-	-	-	3,264,681
Stock-based compensation		-	-	-	1,461,189	-	-	-	1,461,189
Share subscription		-	(10,000)	51,500	-	-	-	-	41,500
Equity component of convertible loan		-	-	-	-	39,130		-	39,130
Net and comprehensive loss for the year		-	-	-	-	-	-	(8,973,347)	(8,973,347)
Balance at December 31, 2016		20,891,794	11,383,996	101,500	2,351,144	39,130	-	(9,969,180)	3,906,590
Shares issued for cash	12	1,910,250	10,640,866	(101,500)	-	-	-	-	10,539,366
Adjustment for warrant derivative liability		-	(2,410,255)	-	-	-	-		(2,410,255)
Issuance of convertible debt		-		-	-	130,439	-		130,439
Shares issued for finders fees	12	107,005	709,522	-	3,223	-	-	-	712,745
Shares issued upon conversion of convertible debt		810,057	1,657,845	-	-	(169,569)	-	-	1,488,276
Shares and warrants issued to services	12	75,000	811,308	-	274,408	-	-	-	1,085,716
Stock-based compensation	13	-	-	-	889,511	-	-	-	889,511
Share subscription	13	-	(75,000)	750,000	-	-	-	-	675,000
Net and comprehensive loss for the year		-	-	-	-	-	-	(11,366,372)	(11,366,372)
Balance at December 31, 2017		23,794,106	22,718,282	750,000	3,518,286	-	-	(21,335,552)	5,651,016
Shares issued for cash, net of derivative liability	12	8,028,521	21,175,610	(750,000)	940,071	-	-	-	21,365,681
Shares issued for finders fees	12	2,286	23,678	-	-	-	-	-	23,678
Shares issued pursuant to exercise of warrants		294,232	1,639,449	-	-	-	-	-	1,639,449
Shares issued for stock option exercised	12, 13	6,198	31,669	-	(19,274)	-	-	-	12,395
Shares issued for services	12	207,000	1,033,611	-	-	-	-	-	1,033,611
Stock-based compensation	12, 13	-	-	-	3,228,508	-	-	-	3,228,508
Net loss for the year		-	-	-	-	-	-	(10,038,145)	(10,038,145)
Foreign currency translation reserve		-	-	-	-	-	(10,005)	-	(10,005)
Balance at December 31, 2018		32,332,343	$46,622,299	$-	$7,667,591	$-	$(10,005)	$(31,373,697)	$22,906,188

On May 15, 2018 the Company completed a reverse share split on a 2:1 basis, all references to number of shares have been retroactively adjusted throughout these consolidated financial statements. See comments in note 12 and 13 for further details.

The accompanying notes are an integral part of these consolidated financial statements

Electrameccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Operating activities
Loss for the year	$(10,038,145)	$(11,366,372)	$(8,973,347)
Adjustments for:
Amortization	278,621	124,134	22,567
Stock-based compensation expense	3,228,508	889,511	1,461,189
Share-based payment expense	1,109,531	1,085,716	3,264,681
Accretion interest expense	-	69,562	25,908
Finder’s fee on convertible loan	-	258,542	-
Impairment of goodwill	-	1,342,794	-
Impairment of trademark and patents	-	19,174	-
Changes in fair value of warrant derivative	(7,707,051)	186,269	-
Changes in non-cash working capital items:
Receivables	(946,552)	93,210	(242,645)
Prepaid expenses	(1,343,745)	(657,713)	(202,238)
Inventory	(183,444)	(44,092)	14,966
Trade payables and accrued liabilities	62,975	568,850	325,090
Customer deposits	(44,288)	110,335	140,994
Net cash flows used in operating activities	(15,583,590)	(7,320,080)	(4,162,835)

Investing activities
Restricted cash	(110,707)	-	-
Expenditures on plant and equipment	(4,172,700)	(1,264,265)	(232,027)
Purchase of Intermeccanica International Inc.	-	(900,000)	(100,000)
Cash received on business combination	-	59,449	-
Expenditures on intangible assets	(8,042)	-	(25,345)
Net cash flows used in investing activities	(4,291,449)	(2,104,816)	(357,372)

Financing activities
Proceeds from bank loans	-	123,637	-
Repayment of bank loan	(123,637)	-	-
Proceeds from convertible loans	-	2,441,225	300,000
Repayment of shareholder loans	(4,153)	(33,155)	(135,000)
Repayment of promissory note	(1,500,000)	-	-
Proceeds from share subscription	-	750,000	101,500
Proceeds on issuance of common shares – net of issue costs	31,845,439	10,837,902	8,063,633
Net cash flows from financing activities	30,217,649	14,119,609	8,330,133
Increase in cash and cash equivalents	10,342,610	4,694,713	3,809,926
Effect of exchange rate changes on cash	(26,673)	-	-
Cash and cash equivalents, beginning	8,610,996	3,916,283	106,357
Cash and cash equivalents, ending	$18,926,933	$8,610,996	$3,916,283

Non-cash financing and investing transactions:
Issuance of promissory note for acquisition of Intermeccanica	-	$1,500,000	-

The accompanying notes are an integral part of these financial statements

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

1.	Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles. The Company acquired Intermeccanica International Inc. (“Intermeccanica”) on October 18, 2017 whose principal activity is the development and manufacturing of high-end custom-built vehicles. On January 22, 2018, the Company incorporated a wholly-owned subsidiary EMV Automotive USA Inc. in Nevada, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2018, the Company’s principal activity, the development and manufacture of electric vehicles, is in the development stage, and the Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle development and manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement and/or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on March 29, 2019 by the directors of the Company.

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

These consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies that were adopted on January 1, 2018 as described in this Note.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc. and Intermeccanica from the date of its acquisition on October 18, 2017 (Note 7). Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value of the identifiable assets and liabilities acquired from Intermeccanica, the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, the estimated amount of scientific research and experimental development (SR&ED) tax credits, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Change in accounting policy - Financial Instruments

The Company adopted the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to its financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has retrospectively changed its accounting policy for financial assets, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	Loans and Receivables	Amortized cost
Receivables	Loans and Receivables	Amortized cost
Trade payables and accrued liabilities	Other financial liabilities	Amortized cost
Shareholder loan	Other financial liabilities	Amortized cost
Bank overdraft and demand loan	Other financial liabilities	Amortized cost
Derivative liability	FVTPL	FVTPL

There is no impact on amounts previously recognized on adoption of IFRS 9 on January 1, 2018. No change to previously presented financial statements were required

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Changes in Accounting Policies – Revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The change did not impact the cumulative revenue recognized on contracts in progress or the related assets and liabilities on the transition date.

The following is the Company’s new accounting policy for revenue from contracts with customers under IFRS 15, which is not materially different than its previous accounting policy:

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of custom build vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as accounts receivable. Amounts received in excess of work performed is recorded as deferred revenue.

Sales of electric vehicles:

The Company will be manufacturing and selling an electric powered one-seater vehicle which has not yet been commercialized. At this time, proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research & development expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Customer deposits

Customer deposits consist primarily of advance payments and billings in excess of costs incurred. Changes in customer deposits are primarily due to the timing difference between the Company’s performance of services and payments from customers. To determine revenue recognized from customer deposits during the reporting periods, the Company allocates revenue to individual customer deposit balances and applies revenue recognized during the reporting periods to the beginning balances of customer deposits until the revenue exceeds the balances.

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

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvements	over term of lease
Production tooling and molds	per unit produced

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

Derivative Liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

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

Tax Credits:

The Company earns SR&ED tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was Canadian Controller Private Corporation are refundable to the Company and are recorded as a receivable, while the tax credits earned now the Company is a public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset if a deferred income taxes relate to the same taxable entity and the same taxation authority.

3.	Accounting standards issued but not yet effective

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company will adopt the standard as at January 1, 2019 and based on preliminary calculations, expects to recognise a lease liability of $2.2M and a corresponding right-of-use asset on its statements of financial position as at January 1, 2019. In calculating the lease liability at this date, the Company has chosen to apply a practical expedient in IFRS 16 that allows for lease and non-lease components of a contract to be combined as a single lease component. This expedient has been applied to all contracts which have been identified to contain a lease per IFRS 16.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

4.	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 90 days or less:

	December 31, 2018	December 31, 2017
Cash	$2,443,938	$6,715,996
Cash equivalent	16,482,995	1,895,000
	$18,926,933	$8,610,996

5.	Receivables

	December 31, 2018	December 31, 2017
Trade receivable	$84,443	$92,912
Construction contract asset	125,426	61,786
GST receivable	278,182	84,566
SR&ED tax credits receivable	675,000	-
Other receivable	27,638	4,375
	$1,190,689	$243,639

6.	Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Production tooling and molds	Total

Cost:
At December 31, 2016	$44,209	$18,897	$173,213	$12,146	$-	$248,465
Additions	246,634	54,757	216,837	89,054	914,060	1,521,342
At December 31, 2017	290,843	73,654	390,050	101,200	914,060	1,769,807
Additions	203,644	59,749	-	283,141	3,635,888	4,180,422
Disposals	-	-	(2,001)	-	-	-
December 31, 2018	494,487	133,403	388,049	384,341	4,549,948	5,950,228

Amortization:
At December 31, 2016	7,112	2,514	11,666	1,904	-	23,196
Charge for the year	181,494	24,633	74,098	72,703	-	352,928
At December 31, 2017	188,606	27,147	85,764	74,607	-	376,124
Charge for the year	42,192	38,542	129,487	40,117	-	250,338
At December 31, 2018	230,798	65,689	215,251	114,724	-	626,462

Net book value:
At December 31, 2017	$102,237	$46,507	$304,286	$26,593	$914,060	$1,393,683
At December 31, 2018	$263,689	$67,714	$172,798	$269,617	$4,549,948	$5,323,766

On September 29, 2017, the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement, the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥39.3 million ($7.8 million), which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. At December 31, 2018, the Company had paid 90% of prototype tooling and molds and 36% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis and during the period no units had been produced using the production tooling and molds.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

Under the agreement, the Company agreed that the minimum purchase commitments for units of the SOLO vehicle are to be as follows: starting in third quarter of 2019, 5,000 over a 12 month period; in 2020 over the next 12 month period, 20,000; and in 2021 over the next 12 month period, 50,000, and which shall be payable following issue of Company’s purchase orders as follows: 30% after Zongshen schedules production, and 70% after accepted vehicle delivery.

On October 16, 2017, the CEO of the Company (“Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and has agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen.

7.	Goodwill and Intangible Assets and Acquisition of Intermeccanica

On October 18, 2017, the Company completed the acquisition of all of the outstanding shares of Intermeccanica, a developer and manufacturer of high-end custom-built vehicles and the contract assembler of the Company’s electric vehicles located in Greater Vancouver, BC. The acquisition of Intermeccanica is expected to accelerate the Company’s manufacture and delivery of its vehicles to customers, and the Company intends to develop and manufacture electric versions of some of Intermeccanica’s custom built vehicles.

Total purchase consideration was $2,500,000. In addition to an initial payment of $100,000 in 2016, an additional $200,000 was paid prior to acquisition. On October 18, 2017, the Company paid $700,000 and entered into a Promissory Note (the “Note”) for the balance of $1,500,000. The Note bears interest at 5% per annum and was payable in installments of $500,000 plus accrued interest on the 6th, 12th and 18th month after purchase. Under the Note, if the Company raises at least $10 million by way of equity or debt after October 18, 2017 the unpaid portion of the Note shall be paid within 30 days. The Promissory Note was secured over the assets of Intermeccanica. The Note was paid in full on January 28, 2018.

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

At December 31, 2017 the Company performed an impairment test of the goodwill. The recoverable amount of the Intermeccanica cash-generating unit was determined to be $1,157,206 based on its fair value less costs to sell. The difference of $1,342,794 has been recorded as an impairment in net loss.

Goodwill and other intangible assets recognized was primarily attributed to expected synergies arising from the acquisition of Intermeccanica. and the expertise and reputation of the assembled management and workforce. Goodwill is not expected to be deductible for income tax purposes. During the year ended December 31, 2018, the Company recorded amortization of $26,454 relating to the acquired intangible assets. No further impairment was identified at December 31, 2018.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

Total goodwill and other intangible assets consist of:

	December 31, 2018	December 31, 2017
Identifiable intangibles on acquisition of Intermeccanica	$529,067	$558,000
Goodwill on acquisition of Intermeccanica	699,844	699,844
Other intangibles	10,212	2,170
	$1,239,123	$1,260,014

8.	Trade payables and accrued liabilities

	December 31, 2018	December 31, 2017
Trade payables	$635,622	$457,520
Wages payables	80,573	62,110
Due to related parties (Note 18)	83,331	16,814
Accrued liabilities	463,335	587,346
	$1,262,861	$1,123,790

9.	Commitments

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at December 31, 2018, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	December 31, 2018	December 31, 2017
Payable not later than one year	$831,854	$310,034
Payable later than one year and not later than five years	1,316,980	507,036
Payable later than five years	-	-
	$2,148,834	$817,070

10.	Income tax recovery and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Loss before tax	$(10,039,812)	$(11,366,372)	$(8,973,347)
Statutory tax rate	27%	26%	26%
Expected income tax recovery at the statutory tax rate	(2,710,749)	(2,955,257)	(2,333,070)
Stock-based compensation	871,697	231,273	1,228,726
Changes in fair value of warrant derivative	(2,080,904)	48,430	-
Share issue costs and other	(969,673)	256,445	(231,643)
Effect of change in tax rate	-	(149,561)	-
SR&ED expenditures	-	183,351	-
Temporary differences not recognized	4,887,962	2,385,319	1,335,987
Income tax recovery	$(1,667)	$-	$-

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

The Company has the following deductible (taxable) temporary differences:

	December 31, 2018	December 31, 2017	December 31, 2016
Non-capital loss carry-forwards	$25,284,214	$11,436,565	$5,019,398
Property, plant and equipment	330,963	141,271	23,197
Share issue costs	4,969,038	1,983,154	737,637
SR&ED expenditures	2,331,495	1,397,672	-
Other	(411,487)	(558,000)	-
	32,504,223	14,400,662	5,780,232
Deferred tax assets not recognized	(33,059,017)	(14,955,454)	(5,780,232)
Deferred tax liability	(554,794)	(554,794)	-
			-
Deferred tax liability (tax effected at 27%)	$(149,794)	$(149,794)	$-

The non-capital losses expire between 2034 and 2038.

11.	Derivative liability

The exercise price of certain warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as a derivate liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

During the year ended December 31, 2018, the Company issued 200,000 non-transferrable warrants exercisable at USD $16.80, which expire on January 22, 2021, issued 4,706,000 transferable warrants exercisable at USD $4.25, which expire on August 8, 2023, and 4,250,000 non-transferrable warrants exercisable at USD $2.56 which expiry on May 9, 2024. Warrants for 264,232 shares at USD $4.25 were exercised. The issue costs allocated to the derivative liability and recorded as expense in the consolidated statements of comprehensive loss was $1,493,554.

A reconciliation of the changes in fair values of the derivative liability is below:

December 31, 2018
Balance, beginning	$3,655,690
Warrants issued	8,935,289
Warrants exercised	(131,053)
Changes in fair value of derivative liabilities	(7,707,051)
Balance, ending	$4,752,875

The fair value of the transferrable warrants was calculated using the warrant price of USD $0.50 at issuance and USD $0.45 at December 31, 2018 as quoted on the NASDAQ.

The fair value of the non-transferrable warrants issued during the year ended December 31, 2018 was calculated using a Black-Scholes Option Pricing Model. The weighted average assumptions used in the Black-Scholes Option Pricing Model are:

	At Issue Year ended December 31, 2018	December 31, 2018
Fair value of non-transferrable warrants outstanding	$5,845,587	$2,026,119
Risk-free interest rate	2.32%	1.86%
Expected term (in years)	5.39	4.66
Expected share price volatility	60%	60%

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

12.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

At December 31, 2018, the Company had 32,332,343 issued and outstanding common shares (December 31, 2017 – 23,794,106).

During the year ended December 31, 2018, the Company issued a total of 8,028,521 common shares and 5,411,900 transferrable warrants for gross proceeds of $24,091,775 and 207,000 common shares for services with a fair value of $1,033,611. Share issue costs related to these issuances was $2,916,165 and includes 2,286 common shares issued for finder’s fees with a fair value of $23,678 and 1,020,094 warrants issued with a fair value of $940,070. Upon the exercise of warrants, the Company issued 294,232 common shares and received proceeds of $1,639,449. Upon the exercise of stock options, the Company issued 6,198 common shares and received proceeds of $12,395.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the year ended December 31, 2018 was based on the loss attributable to common shareholders of $10,038,145 (2017- $11,366,372) and the weighted average number of common shares outstanding of 26,582,664 (2017- 21,818,315). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company.

Options granted vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters vest in thirty-six equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

The changes in options during the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	28,598,750	$0.40	28,087,500	$0.38
Options granted	1,307,424	9.29	560,000	2.00
Options exercised	(6,198)	2.00	(6,250)	0.30
Options expired and forfeited	(143,802)	3.03	(42,500)	2.00
Options cancelled	(25,000,000)	0.37
Options outstanding, ending	4,756,174	$2.73	28,598,750	$0.40

Details of options outstanding as at December 31, 2018 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.30	3.45 years	2,045,455	2,045,455
$0.30	3.62 years	308,522	263,529
$0.80	3.94 years	677,273	522,065
$0.80	4.18 years	12,500	8,854
$2.00	4.47 years	12,500	8,594
$2.00	5.13 years	357,500	243,646
$2.00	5.61 years	50,000	17,708
$9.60 USD	6.02 years	337,500	110,000
$9.00 USD	6.30 years	150,000	112,500
$9.16 USD	6.61 years	275,000	-
$1.53 USD	4.89 years	120,000	-
$5.00 USD	4.92 years	409,924	409,924
	4.30 years	4,756,174	3,742,275

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

The weighted average grant date fair value of options granted during the year ended December 31, 2018 was $2.27 (2017-$0.74). The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended December 31, 2018	Year ended December 31, 2017
Expected life of options	5 years	5 years
Annualized volatility	60%	60%
Risk-free interest rate	1.91% - 2.9%	1.02% - 1.43%
Dividend rate	0%	0%

During the year ended December 31, 2018, the Company recognized stock-based compensation expense of $3,228,508 (2017 - $889,511; 2016 - $1,461,189).

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	11,856,857	$4.70	9,266,793	$3.28
Warrants issued	10,807,093	5.36	2,592,564	9.82
Warrants exercised	(294,232)	5.08	(2,500)	4.00
Warrants outstanding, ending	22,369,718	$5.03	11,856,857	$4.70

At December 31, 2018, all warrants outstanding, except for 212,500 placement agents’ warrants, were exercisable. Details of warrants outstanding as at December 31, 2018 are as follows:

Exercise Price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants
$0.80 CAD - $16.00 CAD	2.76 years	11,457,559
$2.00 USD - $24.00 USD	4.65 years	5,764,492
Transferable Warrants
$4.25 USD	4.61 years	5,147,668

13.	Warrants and Share Based Reserves

The warrant & share-based payment reserve records items are recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the options, or warrants expire unexercised, the amount remains in the share-based payment reserve account.

14.	General and administrative expenses

	December 31, 2018	December 31, 2017	December 31, 2016
Rent	$488,273	$269,716	$141,957
Office expenses	944,771	345,986	113,158
Legal and professional	1,491,818	912,347	643,725
Consulting fees	1,191,593	405,176	186,437
Investor relations	614,803	113,256	-
Salaries	759,680	326,770	120,558
	$5,490,938	$2,373,251	$1,205,835

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

15.	Research and development expenses

	December 31, 2018	December 31, 2017	December 31, 2016
Labour	$3,581,970	$1,971,945	$1,715,562
Materials	3,393,295	2,763,355	1,266,730
Government grants	(1,409,229)	(304,914)	(203,997)
	$5,566,036	$4,430,386	$2,778,295

16.	Sales and marketing expenses

	December 31, 2018	December 31, 2017	December 31, 2016
Consulting	$531,810	$143,275	$35,847
Marketing	461,731	182,723	93,345
Salaries	393,360	305,383	80,263
	$1,386,901	$631,381	$209,455

17.	Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
•	Custom build vehicles – development and manufacture of high-end custom-built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Year ended Dec 31, 2018		Year ended December 31, 2017
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$777,302	$-	$109,173
Gross profit	-	202,130	-	45,223
Operating expenses	16,604,687	455,848	9,473,794	60,585
Other items	(6,841,211)	22,618	536,414	1,340,802
Income tax	-	(1,667)	-	-
Net and comprehensive loss	9,763,476	274,669	10,010,208	1,356,164

Inventory	$189,182	$231,555	-	$232,903
Plant and equipment	5,299,857	23,909	$1,370,350	23,333

18.	Related party transactions

Related party balances

The following amounts are due to related parties:

	December 31, 2018	December 31, 2017
Shareholder loan	$6,230	$10,383
Due to related parties (Note 8)	83,331	16,814
	$89,561	$27,197

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	December 31, 2018	December 31, 2017	December 31, 2016
Consulting fees	$335,114	$185,000	$136,500
Salary	459,440	280,167	45,000
Directors fees	165,336	-	-
Deferred salary for CEO	-	-	30,000
Stock-based compensation	1,497,881	659,228	1,238,013
	$2,457,771	$1,124,395	$1,449,513

19.	Financial instruments and financial risk management

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2018 and 2017:

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$718,953	-	-
Accrued liabilities	543,908	-	-
Customer deposits	303,076	-	-
Shareholder loan	6,230	-	-
	$1,572,157	$-	$-

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables	474,334	-	-
Accrued liabilities	649,456	-	-
Customer deposits	362,829	-	-
Shareholder loan	10,383	-	-
Promissory note	1,500,000	-	-
	$3,120,639	$-	$-

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

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$18,102,872	$5,596,635
Trade receivables	51,164	-
Trade payables	(382,087)	(138,794)
	$17,771,949	$5,457,841

Based on the above net exposures, as at December 31, 2018, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $1,777,195 (2017 - $545,784).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $164,830 for the year ended December 31, 2018 (2017 - $18,950).

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2018	December 31, 2017
Loans and receivables:
Cash and cash equivalents	$18,926,933	$8,610,996
Receivables	1,190,689	243,639
	$20,117,622	$8,854,635

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2018	December 31, 2017
Non-derivative financial liabilities:
Bank loan	$-	$123,637
Trade payable and accrued liabilities	1,262,861	1,123,790
Customer deposits	303,076	362,829
Shareholder loan	6,230	10,383
Promissory note	-	1,500,000
Derivative financial liabilities:
Derivative liability	4,752,875	3,655,690
	$6,325,042	$6,776,329

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at December 31, 2018 consisted of the derivative liability, which is measured using level 1 inputs.

Electrameccanica Vehicles Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2018 and 2017

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the NASDAQ.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility as an estimate of future volatility. At December 31, 2018, if the volatility used was increased by 10% the impact would be an increase to the derivate liability of $575,723 with a corresponding increase in the comprehensive loss.

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

On January 15, 2019, we issued an aggregate of 32,000 common shares to three consultants as part of their consulting agreements with our Company.

On January 15, 2019, the Board of Directors approved 4 management agreements dated January 1, 2019 for the following: Jerry Kroll, Henry Reisner, Bal Bhullar and Isaac Moss.

On January 24, 2019, we issued 18,060 common shares to a consultant as part of their consulting agreement with our Company.

On January 31, 2019, we issued 29,950 common shares to settle debt for legal services for $50,000.

On February 14, 2019, we received $20,000 from our CEO for the exercise of warrants at a price of $0.80, issued 25,000 common shares of the Company.

On February 14, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On February 15, 2019, we received $180,000 from an investor for the exercise of warrants at a price of $0.80, we issued 225,000 common shares of the Company.

On February 20, 2019, we received an aggregate of USD$2,424,625 from three investors for the exercise of warrants at a price of USD$4.25, we issued 570,500 common shares of the Company.

On February 25, 2019, we received an aggregate of USD$322,150 from two investors for the exercise of warrants at a price of USD$4.25, we issued 75,800 common shares of the Company.

On March 19, 2019, the Company granted a total of 1,228,182 stock options with an exercise price of USD$3.40 for a period of 7 years with various vesting schedules to employees, Directors and Officers.

On March 27, 2019, Company issued a total of 3,333,334 common shares at a price of USD$3.60 for gross proceeds of USD$12,000,000. Share issuance costs and fees related to the transaction were USD$1,040,000 which included a 7% placement fee.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

The following exhibits are filed with this registration statement

3.1	Notice of Articles(1)

3.2	Articles(1)

4.1	Share Certificate – Common Shares(1)

10.1	Executive Employment Agreement between the Company and Jerry Kroll, dated January 1, 2019(4)

10.2	Executive Services Agreement between the Company and Ian Ball, dated July 1, 2016(1)

10.3	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

10.4	Consulting Agreement between the Company and BKB Management Ltd., dated January 1, 2019(4)

10.5	Executive Employment Agreement between the Company and Henry Reisner, dated January 1, 2019(4)

10.6	Independent Contractor Agreement between the Company and Isaac Moss, dated January 1, 2019(4)

10.7	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(2)+

10.8	Share Pledge Agreement between the Company and Jerry Kroll, dated October 16, 2017(3)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO*

13.1	Section 906 Certifications of CFO*

14.1	Code of Conduct and Ethics(2)

15.1	Consent of KPMG LLP, Chartered Professional Accountants*

15.2	Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants*

21.1	List of Subsidiaries*

99.1	2015 Stock Option Plan(1)

99.2	Audit Committee Charter(2)

99.3	Nominating Committee Charter(2)

99.4	Compensation Committee Charter(2)

99.5	Corporate Governance and Human Resources Committee Charter(2)

99.6	Enterprise Risk Oversight Committee Charter(2)

99.7	Social Media Committee Charter(2)

Notes:

*	Filed herewith.
+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.
(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.
(2)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on April 19, 2018 and incorporated herein by reference.
(3)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on February 1, 2018 and incorporated herein by reference.
(4)	Filed as an exhibit to our registration statement on Form F-3 as filed with the SEC on February 2, 2019 and incorporated herein by reference.

81

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Electrameccanica Vehicles Corp.

Date: March 29, 2019.

By:	/s/ Jerry Kroll
Jerry Kroll
Chief Executive Officer

82