Form 20-F
period 2019-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2020-03-25
CIK 1637736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Bal Bhullar; (604) 428-7656; bal@electrameccanica.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	SOLO	The Nasdaq Stock Market LLC
Warrants, each to purchase one Common Share	SOLOW	The Nasdaq Stock Market LLC

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

37,049,374 Common Shares Without Par Value

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

Not applicable.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, the size and value of the order book and the number of orders, the number and timing of building pre-production vehicles, the projection of timing and delivery of SOLOs or Tofinos in the future, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, estimated costs of machinery to equip a new production facility, trends in the market in which we operate, plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to build pre-production SOLOs and to begin production deliveries within certain timelines; the Company’s expected production capacity; prices for machinery to equip a new production facility, labor costs and material costs remaining consistent with the Company’s current expectations; production of SOLOs and Tofinos meeting expectations and being consistent with estimates; equipment operating as anticipated; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

•	general economic and business conditions, including changes in interest rates;

•	prices of other electric vehicles, costs associated with manufacturing electric vehicles and other economic conditions;

•	natural phenomena (including the current COVID-19 pandemic);

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the electric vehicle market;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	misjudgments in the course of preparing forward-looking statements;

•	the Company’s ability to raise sufficient funds to carry out its proposed business plan;

•	consumers’ willingness to adopt three-wheeled single seat electric vehicles;

•	declines in the range of the Company’s electric vehicles on a single charge over time may negatively influence potential customers’ decisions to purchase such vehicles;

•	developments in alternative technologies or improvements in the internal combustion engine;

•	inability to keep up with advances in electric vehicle technology;

•	inability to design, develop, market and sell new electric vehicles and services that address additional market opportunities;

•	dependency on certain key personnel and any inability to retain and attract qualified personnel;

•	inexperience in mass-producing electric vehicles;

•	inability to reduce and adequately control operating costs;

•	failure of the Company’s vehicles to perform as expected;

•	inexperience in servicing electric vehicles;

•	inability to succeed in establishing, maintaining and strengthening the ElectraMeccanica brand;

•	disruption of supply or shortage of raw materials;

•	the unavailability, reduction or elimination of government and economic incentives;

•	failure to manage future growth effectively; and

•	labor and employment risks.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. These cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our Company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Annual Report and other documents that the Company may file from time to time with the securities regulators.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015.

Consolidated Statement of Net Loss
	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Period ended December 31, 2015
Revenues	$775,821	$777,302	$109,173	-	-
Gross Profit	$129,380	$202,130	$45,223	-	-
Net Loss	$30,742,311	$10,038,145	$11,366,372	$8,973,347	995,833
Loss per Share – Basic and Diluted	$(0.85)	$(0.38)	$(0.26)	$(0.27)	(0.04)

Consolidated Statements of Financial Position
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Cash and cash equivalents	$11,095,848	$18,926,933	$8,610,996	$3,916,283	$106,357
Current Assets	$18,867,905	$22,807,135	$10,007,684	$4,437,152	$197,309
Total Assets	$30,281,892	$29,480,731	$12,661,381	$4,787,766	$213,118
Current Liabilities	$3,388,987	$1,821,668	$3,354,675	$881,176	$346,416
Total Liabilities	$11,319,911	$6,574,543	$7,010,365	$881,176	$346,416
Shareholders’ Equity (Deficit)	$18,961,981	$22,906,188	$5,651,016	$3,906,590	$(133,298)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have not yet begun mass production or the commercial delivery of our first electric vehicle. To date, we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-production electric vehicles were netted off against research and development costs as cost recovery and have had minimal revenue from the sale of non-electric custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle and other intended electric vehicles (“EV”s). The Tofino is still in the early design development stage, and the first commercially-produced SOLOs are scheduled to be delivered to our customers during 2020. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We have a history of operating losses and we expect our operating losses to accelerate and materially increase for the foreseeable future.

For the fiscal year ended December 31, 2019, we generated a net loss of $30,742,311, bringing our accumulated deficit to $62,116,008. We anticipate generating a significant loss for the current fiscal year. The report of independent registered public accounting firm on our audited financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. We have not begun the commercial mass production or sale of our flagship vehicle, the SOLO, and we expect to incur significant additional costs and expenses through the launch of the vehicle. Even if we are able to successfully launch the SOLO into commercial mass production, and to launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2020 and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the SOLO, the Tofino and other intended EVs;

•	open ElectraMeccanica stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

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

Our ability to achieve profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products.

We anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses. To achieve our operating and strategic goals while remaining competitive, we will, among other things, need to reduce the bill of materials and the per-unit manufacturing cost of the SOLO. We expect the primary factors to contribute to a reduced bill of materials and per unit manufacturing cost to include:

•	continued product development to make the SOLO easier and cheaper to mass produce commercially;

•	our ability to utilize less expensive suppliers and components that meet the requirements for the SOLO;

•	increasing the volume of components that we purchase in order to take advantage of volume-based pricing discounts;

•	improving assembly efficiency;

•	enhancing the automation of our strategic manufacturing partner’s facility to increase volume and reduce labor costs; and

•	increasing our volume to leverage manufacturing overhead costs.

Continued product development is subject to feasibility and engineering risks. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of the SOLO, or reduce our manufacturing efficiency, may prevent us from achieving our desired reduction in manufacturing costs, which would negatively affect our operating results and may prevent us from attaining profitability.

We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

To carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

To carry out our proposed business plan for the next 12 months, we estimate that we will need approximately $25 million. If cash on hand, revenue from the sale of our cars, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings, and shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

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

We may have to engage in common equity, debt or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single-seat electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of, any reduced demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single seat electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

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

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and eight years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

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

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single seat electric vehicle, and have targeted mainly urban residents of modest means and fleets. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

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

In October 2017, we entered into a manufacturing agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China. Under the agreement, Zongshen has begun the process of establishing tooling and has contracted to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfill its obligations under that manufacturing agreement. Zongshen’s ability to fulfill its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. Our manufacturing agreement with Zongshen provides that non-performance by either us or Zongshen shall be excused to the extent that such performance is rendered impossible by strike, fire, flood, earthquake or governmental acts, orders or restrictions; provided that either we or Zongshen, as applicable, uses commercially reasonable efforts to mitigate the impact of such non-performance. Notwithstanding any such efforts, any such non-performance by either us or Zongshen shall be cause for termination of the manufacturing agreement by the other party if the non-performance continues for more than six months. The novel coronavirus (COVID-19) pandemic or measures taken by the Chinese government relating thereto may result in non- performance by Zongshen under our manufacturing agreement. If Zongshen is unable to fulfill its obligations or is only able to partially fulfill its obligations under our existing manufacturing agreement with them, or if Zongshen either voluntarily or is forced to terminate our agreement with them, either as a result of the coronavirus outbreak, the Chinese government’s measures relating thereto or otherwise, we will not be able to produce or sell our SOLO vehicle in the volumes anticipated and on the timetable that we anticipate, if at all.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. [Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point], significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

We do not currently have all arrangements in place that are required to allow us to fully execute our business plan.

To sell our vehicles as envisioned, we will need to enter into certain additional agreements and arrangements that are not currently in place. These include entering into agreements with distributors, arranging for the transportation of the mass-produced SOLOs to be delivered pursuant to our manufacturing agreement with Zongshen, obtaining battery and other essential supplies in the quantities that we require. If we are unable to enter into such agreements, or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Michael Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire suitable replacements. We are currently in the process of obtaining “key person” insurance on certain key personnel.

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

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Tofino or any future model EV satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

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

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. With the Tofino we are still in early design development phase, whereby the similar evaluations are further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service and warranty requirements of our future customers our business will be materially and adversely affected.

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

We have very limited experience servicing our vehicles. We plan for mass production to begin for SOLO vehicles for deliveries during 2020. The total number of SOLOs that we have produced as pre-production as of December 31, 2019 is approximately 114 (64 from Canada and 50 from Zongshen). Throughout its history, our subsidiary, InterMeccanica, has produced approximately 2,500 cars, which include providing after sales support and servicing. We only have limited experience servicing the SOLO as a limited number of SOLOs have been produced. Servicing electric vehicles on a mass scale is different than servicing electric vehicles and vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques on a mass scale

In addition, we presently expect that our warranty covering the SOLO will cover 24 months, however, the final details on such coverage have not yet been completed. Furthermore, the SOLO battery pack is expected to have a 60-month warranty period, however, the final details on the exact warranty specifications is still being determined and is being developed in conjunction with our battery pack and cell suppliers.

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

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber and non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

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

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians, for our electric vehicles. Competition for individuals with experience in designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Zongshen to produce 75,000 SOLO vehicles in the first three full years from the commencement of production. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or that of Zongshen or our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $30 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) (the “Business Corporations Act”) and our executive offices are located outside of the United States in Vancouver, British Columbia. Three of our four officers, our auditor and all but four of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the suggested retail purchase price for our SOLO will be USD$18,500. As the landscape for tariffs involving imports to the United States from the People’s Republic of China has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the People’s Republic of China (the “PRC”) signed “Phase One” of an Economic and Trade Agreement (the “Phase One Agreement”), which entered into force on February 14, 2020. Notwithstanding the coming into force of the Phase One Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the PRC is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the manufacturing agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 43.8% of our common shares.

As of March 25, 2020, our executive officers and directors beneficially own, in the aggregate, 43.8% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of our outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 12,888,417 options and 20,603,396 warrants outstanding as of March 25, 2020. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the common shares you have or acquire could be diluted as well. As a result, the market value of our common shares could significantly decrease as well.

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

Our common shares began trading on the Nasdaq Capital Market in August 2018, and before that it had been trading on the OTCQB since September 2017. The historical volume of trading has been low (within the past year, the fewest number of our shares that were traded on the Nasdaq Capital Market was 3,100 shares daily), and the share price has fluctuated significantly (since trading began on the Nasdaq Capital Market, our closing price has been as low as US$0.95 and as high as US$4.81). The share price for our common shares could decline due to the impact of any of the following factors:

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

Financial Industry Regulation Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our common shares, have an adverse effect on the market for our common shares and, thereby, depress their market prices.

Our common shares have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your common shares to raise money or otherwise desire to liquidate your shares.

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on the Nasdaq Capital Market in August 2018, the volume of our common shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares may not develop or be sustained.

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

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and our principal activity is the development and manufacturing of electric vehicles (EVs).

Our head office is located at, and our principal address is, 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related us is available on SEDAR at www.sedar.com and www.electrameccanica.com. We do not incorporate the contents of our website or of sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report.

Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

A. History and development of the Company

We are a development-stage electric vehicle, or EV, manufacturing company which was incorporated on February 16, 2015 under the laws of British Columbia, Canada. The concept for our Company was developed by Jerry Kroll, our founder and a director, after years of research and development on advanced EVs.

Upon returning to Vancouver in 2011, Mr. Kroll decided that new electric drive systems could revolutionize car assembly, and the concept for our Company’s flagship EV, the “SOLO”, was born. With the help of long-time automotive expert and friend, Henry Reisner, President of InterMeccanica, and now the President and a director of our Company, together with InterMeccanica’s vast experience in automotive craftsmanship, our Company’s first prototype was finished in September of 2016. To solidify our presence and branding in the EV market, Mr. Kroll incorporated our Company. For the past 10 years Mr. Kroll has been researching and developing technologies for autonomous drive systems and dynamic induction charging. We have plans for ongoing refinements to performance, style, value and efficiency as drive systems, computerization and materials are developed.

We currently have modern furnished showrooms near the downtown core of Vancouver, British Columbia, and in Los Angeles, California, together with a store in Los Angeles and more in mind, where interested consumers may receive more information on the SOLO, review its specifications and technical design, and even test-drive a prototype.

We have been funding operations to date through equity financings by our founder and initial subscribing shareholders by way of private placements and through registered direct offerings completed with numerous investors. Our management maintains substantial control of our company. As of March 25, 2020, our directors and executive officers beneficially owned 43.8% of our outstanding common shares, including common shares that our executive officers and directors have the right to acquire within the next 60 days pursuant to warrants and stock options which have vested.

We have four subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan corporation; and EMV Automotive Technology (Chongqing) Inc., a PRC corporation.

B. Business Overview

General

We are a development-stage electric vehicle, or EV, designer and manufacturer company located in Vancouver, British Columbia, Canada. Our initial product line targets urban residents seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of March 25, 2020, and approximately 50 pre-production vehicles with our manufacturing partner, Zongshen. We have used some of these pre-production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showrooms. We believe our schedule to mass produce EVs over the near term, combined with our subsidiary, InterMeccanica’s, 61-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies.

To support our near-term production, we have entered into a manufacturing agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise, which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. Zongshen has previously purchased common shares and warrants to purchase common shares from us and beneficially owns approximately 7.3% of our common shares

We have two other EV candidates in early design development stage, the Super SOLO, a sports car model of the SOLO, and the Tofino, an all-electric, two-seater roadster.

We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, we envision the SOLO carrying a manufacturer’s suggested retail purchase price of USD $18,500, prior to any surcharge to cover tariffs, and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

•	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis; and

•	acceleration from 0 mph to 60 mph in approximately eight seconds.

Unique to Canada, the SOLO is, and the Super SOLO, if developed, will be under the three-wheeled vehicle category and are subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations. (See “Government Regulation” below.)

For sale into the United States, we and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO and the Super SOLO fall under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Alaska, Florida, New York and Massachusetts. Motorcycle helmets must be worn while operating in the States of New York and Massachusetts. Helmets are also required if the driver is under 18 years old in the States of Alaska, Montana, Colorado and New Hampshire. (See “Government Regulation” below.)

Pre-orders and expressions of interest

As at March 25, 2020, we maintained certain deposits from various individuals for SOLOs, Tofinos and Super SOLOs. As part of our “Match My Deposit” program, we offer customers who have placed deposits for other electric vehicles a credit of up to $1,000 towards the purchase of a SOLO, which is initially credited towards the buyer’s deposit.  In addition, we also maintain certain expressions of interest arising from non-binding letters of interest, including certain deposits associated with the same, from certain proposed dealers and/or distributors for our vehicles representing their collective expressions of interest (should we choose to contract with them) for the purchase from or the sale on our behalf of SOLOs and Tofinos.

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Our marketing and promotional efforts emphasize the SOLO’s image as an efficient, clean and affordable EV for the masses to commute on a daily basis. If we can successfully promote the SOLO on these points, we expect growth in sales and customer base to occur rapidly.

A key point to the marketing plan is to target metropolitan cities with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, we have opened stores in Vancouver and Los Angeles, our management has identified additional states in the United States that fit the aforementioned criteria and we have plans to seek out suitable locations for additional stores in California, Washington, Oregon and Southern Florida.

We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

•	Digital marketing - organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO, which to date has had positive traction;

•	Earned media—we have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;

•	Investor Relations/Press Releases — our in-house investor relations team will provide media releases/kits for updates and news on our progress;

•	Industry shows and events—we displayed the SOLO at the Vancouver International Autoshow in March 2017, the Consumer Electronics Show in Las Vegas in January 2018 and the Vancouver International Autoshow in March 2018 and 2019. Promotional merchandise giveaways are expected to enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at to accept SOLO reservations; and

•	First-hand experience —Test-drives and public viewings are available at our existing stores in the Vancouver downtown core and in Los Angeles.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs on the market.

Reservation system

We cannot guarantee that a significant number of the pre-orders and expressions of interest, if any, will become binding or result in sales.  We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit and a Tofino by paying a refundable $1,000 deposit.  Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as the respective vehicles are produced. We have achieved ours pre-order book through an online “direct sales to customers and corporate sales” platform as well as a store and show room at our headquarters in Vancouver.  We plan on expanding this model and will be opening similar stores in key urban areas.  We have recently opened our first U.S. corporate store located in Los Angeles.

We will earn revenue once a vehicle has been delivered to the customer who has pre-ordered their vehicle.  Each order is placed in line as received and fulfilled once the vehicle becomes available.  The customer may, at any time prior to delivery, for any reason, cancel their order and have their deposit returned.  We do not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

Sales strategy

Our near-term goal is to commence and expand sales of the SOLO. We intend to achieve this goal by:

•	expanding the commercial production of the SOLO - we anticipate that Zongshen, our manufacturing partner, will begin producing the SOLO for deliveries to customers in 2020;

•	by increasing the pre-orders and expressions of interest for our EVs;

•	by having sales and services supported by local corporate stores - we will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and

•	by expanding our product offering - in parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the Tofino, a two-seater sports car in the expected price range of $50,000 to $60,000.

We are currently developing a turn key sales program beginning first from our Los Angeles store.

Service model

We sell our vehicles online via our website (www.electrameccanica.com) while we develop our planned corporate owned stores in key markets. As each store is established, any vehicles sold within such store’s designated territory will be delivered to such store to fulfill online orders as well as such store’s orders.

We have not yet identified where we hope to establish corporate owned stores or other distribution arrangements. The establishment of stores will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for stores from individuals, and do not have any franchise or dealer agreements. Our vehicles will initially be available directly from us.

We plan to only establish and operate corporate owned stores in those states in the United States that do not restrict or prohibit certain retail sales models by vehicle manufacturers.

We are a development-stage EV company focusing on the market demand for EVs that are efficient, cost-effective and environmentally friendly methods for urban residents to commute and fleets. We believe that our flagship EV called the SOLO is the answer to such market demand. In addition, we have two other EV candidates in early design development stage, the Super SOLO and the Tofino.

SOLO

We created the SOLO’s first prototype in September of 2016. Since the completion of the prototype, our engineers and designers have devoted efforts to provide the SOLO with an appealing design, and have engaged in proprietary research and development leading to a high-performance electric rear drive motor.

The SOLO features a lightweight aerospace composite chassis to allow for a top speed of 80/mph, an attainable cruise speed of 68/mph and is able to go from 0/mph to 60/mph in approximately eight seconds. Our SOLO features a lithium ion battery system that requires only up to four hours of charging time on a 220-volt charging station or up to 8 hours from a 110-volt outlet. The lithium battery system utilizes approximately 8.64 kW/h for up to 160 km in range. We also offer a comprehensive warranty package for two years of unlimited mileage which is included in the price of the SOLO. Standard equipment in the SOLO includes, but is not limited to the following:

•	LCD Digital Instrument Cluster;

•	Power Windows, Power Steering and Power Brakes;

•	AM/FM stereo with Bluetooth/CD/USB;

•	Rear view backup camera;

•	Air conditioning;

•	Heated seats;

•	Heater and defogger; and

•	Keyless remote entry.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of March 25, 2020 and approximately 50 pre-production vehicles with our manufacturing partner Zongshen. We have used some of these pre-production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs over the near term, combined with our subsidiary, InterMeccanica’s, 61-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies. To support our near-term production, we have entered into a manufacturing agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise, which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China.

Super SOLO

An early design concept, the Super SOLO is envisaged a high-performance sports car model within our EV product line. The Super SOLO is intended to boast a longer range and a higher top speed, with sleek, aerodynamic design and features that are contemplated to rival existing super sports cars.

Refundable deposits have been accepted for the planned Super SOLO and such deposits are able to be returned at any time. The Super SOLO is in the early design development stage, and no set date for its launch has been declared at this time.

The Tofino

We announced on March 28, 2017, at the Vancouver International Auto Show, that we intend to build the Tofino, an all-electric, two-seater roadster representing an evolution of the InterMeccanica Roadster. We are designing the Tofino to be equipped with a high-performance, all-electric motor. The Tofino is still in early design stage development.

Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components and, in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of lithium batteries.

At present we are subject to the supply of our chassis from one supplier for the production of the SOLO. We are exploring additional suppliers of the chassis to mitigate the risk of depending on only one supplier.

Patents and Licenses

We have filed patent and design applications for inventions and designs that our legal counsel deems necessary to protect our products. We do not rely on any licenses from third-party vendors at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent and design applications and registrations, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright, trademarks and other contractual rights to establish and protect our proprietary rights in our technology and other intellectual property. As at March 25, 2020, we have ten issued design registrations, two pending design applications and 16 pending invention patent applications internationally and in specific countries which we consider core to our business in a broad range of areas related to the design of the SOLO and its powertrain. As at March 25, 2020, and pursuant to a Manufacturing Agreement between the Company and Chongqing Zongshen Automobile Industry Co., Ltd., an agreement is being negotiated and finalized in order to transfer legal title in 18 pending Chinese design applications and six granted Chinese design registrations from Chongqing Zongshen Institute of Innovation and Technology Co., Ltd. to EMV Automotive Technology (Chongqing) Inc., our wholly owned subsidiary. We intend to continue to file additional patent and design applications with respect to our technology and designs. Examination is proceeding with our pending patent applications, but it is not yet clear whether these applications will result in the issuance of patents or whether the examination process will require us to narrow our claims such that, even if patents are granted, they might not provide us with adequate protection.

Trademarks

We primarily operate under the trademark “ELECTRA MECCANICA SOLO”, which is registered in Canada, China, the European Union and Japan and is the subject of pending applications in the United States. We have also registered the trademark “ELECTRA MECCANICA TOFINO” in Canada, Japan, the European Union and China, and we have applied to register the trademark in the United States.

We have additional trademark registrations and pending applications for trademarks (other than those noted above) in Canada, China, Japan, the United States and the European Union. As of March 25, 2020, there are three pending applications in Canada, nine pending applications in China and six pending applications in the United States. There is also an additional registration in each of the European Union, China and Japan for the trademark “MONSTERRA.” We also own six registrations in each of the European Union and Japan and we own 35 registrations in China.

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

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and we anticipate that Zongshen remains on track to begin producing the SOLO for deliveries to customers during 2020. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. Government-imposed restrictions on travel and other “social-distancing” measures such as restrictions on assembly of groups of persons, have to potential to disrupt supply chains for parts and sales channels for our products, and may result in labor shortages.

It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

Potential Impact of Tariffs

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

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the SOLO manufacturer’s suggested retail price will be USD$18,500. As the landscape for tariffs involving imports to the United States from the People’s Republic of China has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed an Economic and Trade Agreement commonly referred to as the “Phase 1 Trade Agreement”, which entered into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Industry Overview

Investment in clean technology has been trending upwards for several years as nations, governments, and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. In an attempt to prevent and/or slow-down these damaging effects and create a more sustainable environment, consumers have taken to exploring and purchasing clean technology while nations and government agencies have undertaken programs to reduce greenhouse gas emissions, contribute funding into research and development in clean technology and offer incentives/rebates for clean technology investments by businesses and consumers. EVs are a growing segment of this clean technology movement.

EV is a broad term for vehicles that do not solely operate on gas or diesel. Within this alternative vehicle group there are sub-categories of alternative vehicles that utilize different innovative technologies such as: (i) battery electric vehicles (“BEV”); (ii) fuel-cell electric vehicles (“FCV”); and (iii) plug-in hybrid electric vehicles (“PHEV”).

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

There currently exists different categories of charging stations depending on the voltage they provide. EV owners can often charge at home on a regular 110-volt outlet which may take between 10 hours to 20 hours depending on the model and make of the EV. This type of outlet and charging is termed level 1 charging. Level 2 charging means the voltage at the charging station is typically around 240 volts and this type of outlet is usually available at public charging stations, shopping malls and big box retailer parking lots, and even located in certain residential hi-rises. Charging at a level 2 station typically cuts down the level 1 charge time in half and may require a small fee for the service which may vary depending on the provider and the location. The following table shows approximate charge information of Level 1 and Level 2 charging stations as reported in 2018:

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

Traditional automotive manufacturers have entered into the EV market to capitalize on its growth. The majority of growth in the EV market has been led by the following EV models: the Nissan Leaf, the Honda Clarity (PHEV), the Toyota Prius (PHEV), the Tesla Model 3 and the Mitsubishi Outlander (PHEV). Four of the five models above are made by traditional automotive manufacturers, and the fifth is made by Tesla Motors, one of several manufacturers that are solely devoted to the manufacturing of EVs.

The global stock of EVs has increased significantly over the past few years. According to the International Energy Agency (“IEA”), the global stock of electric cars first crossed the one million vehicle threshold in 2015, crossed the two million vehicle threshold in 2016 and then surpassed 5.1 million in 2018 vehicles up 2 million from 2017.

Likewise, the IEA has reported that the global stock of BEVs, the type of vehicles we will be mass producing, increased on a worldwide basis from about 746,000 in 2015 to approximately 5.2 million in 2018, an increase of approximately 63% over 2017.

We anticipate that the trend of increasing EV sales will continue in the near future. The IEA believes that there is a good possibility that the global electric car stock will range between 9 million and 20 million by 2020 and between 125 million and 225 million by 2030.

North American EV Market

We anticipate that our primary target market shall initially be North America, with a focus on the west coast. Sales of EVs in North America have mirrored the global increase in sales of EVs. According to the IEA, the sale of BEVs in the United States increased by 81% between 2017 and 2018 and by 30% in Canada during the same period.

According to data compiled by EVAdoption.com, in 2019 sales of EVs in six U.S. states and the District of Columbia comprised 2.31% or more of total auto sales in those jurisdictions. At 8.97% for the year, California had more than triple the next highest EV purchase rate in any U.S. state.

In addition, and according to data compiled by EVAdoption.com, California consumers purchased 12% of autos in the United States, but bought more than 46% of all EVs in the United States. In essence, Californians are buying at four times the national rate while Oregon and Washington buy at a bit more than two times the national rate. The amount BEVs sold in California as a percentage of all EVs sold there has steadily increased from 1.3% in 2013 to 4.8% in the first quarter of 2018.

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

Data Sources: Alliance of Automobile Manufacturers; National Automobile Dealers Association; Chart:   EVAdoption.com

Fleet and Urban Driving market

We designed the SOLO with a view to redefining SOLO mobility for fleets in terms of car share, deliveries and other mobility purposes; and for urban drivers who use a personal vehicle by cutting their commuting costs and reducing their environmental footprint. We believe that a substantial number of fleets and urban drivers will find the capacity of our EVs attractive in comparison to cars designed to carry more people. As cars designed to carry between four and eight people generally weigh substantially more than those that carry one or two people, they require more fuel or energy to operate. This significant mismatch between capacity and utilization leads to a significant excess of traffic and pollution and higher operating costs.

Although consumers may be afraid that their EVs may run out of charge while they are out on the road, the average U.S. commute was only 27 minutes in 2018. The 100-mile range of our SOLO on a full charge would more than cover such a round-trip commute.

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

Purchaser Incentives

To promote the purchase of EVs, many state and local governments offer financial incentives to purchasers. These incentives can take the form of rebates, tax credits or the elimination or reduction of sales tax. Financial incentives available in selected North American jurisdictions for the purchase of EVs are set out in the following table:

	U.S. Federal		California		New York		British Columbia	Ontario	Quebec
Tax credit	US $	7,500	—		—		—	—	—
Rebate	—		US $	2,500	US $	2,000	$5,000	$14,000	$8,000

Although these financial incentives may not continue at this level or at all, we believe that our SOLO would currently qualify for these tax credits and rebates in the States of California and Oregon. As of March 12, 2020, we have passed the CARB test for the State of California, and are currently waiting for the $750 rebate to be posted on the Clean Vehicle Rebate Project (“CVRP”) website and a $2,500 rebate from the State of Oregon.

Several jurisdictions offer similar financial incentives for the purchase and installation of home charging stations for EVs.

Manufacturing Incentives

To promote the manufacture and development of EVs, many federal, state and local governments provide financial incentives to EV companies. These incentives can take the form of tax credits or grants. In 2019, we received $1,056,193 in a Scientific Research and Experimental Development grant (“SR&ED”). In 2018, we received $734,229 in governmental grants consisting of $725,599 in a SR&ED grant and $8,630 in government grants related to Canada’s Industrial Research Assistance Program administered by the National Research Council. In 2017, we received $193,534 in government grants related to Canada’s Industrial Research Assistance Program administered by the National Research Council and $111,380 in a SR&ED grant. We will continue to apply for grants where we believe warranted.

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

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the EV market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages:

•	Extensive in-house development capabilities - our acquisition of InterMeccanica enables us to leverage InterMeccanica’s extensive 60 years of experience in vehicle design, manufacture, sales and customer support. InterMeccanica’s former owner is our Chief Operating Officer and one of our directors and, together with his family, is the second largest shareholder in our company. We have integrated InterMeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings;

•	In-house production capabilities - we have the ability to manufacture our own products on a non-commercial scale. As of March 25, 2020, we have produced approximately 64 prototype SOLOs at our facilities in Vancouver, British Columbia, and our manufacturing partner has completed 50 pre-production SOLOs;

•	Commercial production of the SOLO is anticipated to during 2020 - we have an agreement with Zongshen whereby they have agreed to produce a total of 75,000 SOLOs over a three-year period once we have started full scale production;

•	Favorable comparable to our competitors - we believe that consumers will find that the performance and price of the SOLO compares favorably to those of competing EVs as set out in the table below:

	Electra Meccanica SOLO	Smart Electric	Tesla Model 3	Chevrolet Bolt	Nissan Leaf
Price	US$18,500*	US$24,550	Up to US$56,500	US$41,780+	US$37,445

Electric only miles	Up to 100 miles	Up to 63 miles	Up to 310 miles	Up to 238 miles	Up to 226 miles
Price per Mile	US$155/mile	US$389/mile	US$182/mile	US$176/mile	US$166/mile
Top Speed	80/mph	83/mph	130/mph	100/mph	93/mph
Full charge Time	3 hours on a 240 volt outlet	6 hours on a 240 volt outlet	13.85 hours on a 240 volt outlet	4.5 hours on a 240 volt outlet	4 hours on a 7kW charging point
Vehicle Class	SOLO Mobility	Sub-compact	Compact	Compact	Compact

* Base price prior to any adjustments for tariffs; and

•	Management expertise - we have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. They include Michael Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. We have supplemented additional expertise by adding consultants and directors with corporate, accounting, legal and other strengths.

Government Regulation

As a vehicle manufacturer, we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada for the Canadian Market. Receipt of the NSM is contingent on us demonstrating that our vehicles are designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO and the Super SOLO are under the three-wheeled vehicle category and are subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,c.1038/section-sched3.html). For sale into the United States, we and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations (“CFR”) Title 49 — Transportation. This includes providing Manufacture Identification information (49 CFR Part 566), VIN-deciphering information (49 CFR Part 565, and certifying that our vehicles meet or exceeds the applicable sections of the Federal Motor Vehicle Safety Standards (40 CFR Part 571) and Environmental Protection Agency noise emission standards (40 CFR 205). Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO and the Super SOLO fall under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571.

We certified the SOLO for compliance with the applicable US requirements in the first quarter of 2018. Results from third party vehicle testing at a facility in Quebec, Canada, were used for this certification. We continue to use third party facilities for certification testing to ensure that any changes to the SOLO’s design continue to meet safety requirements. Compliance certification of the SOLO for Canada began in 2018.

Within the three-wheel vehicle classification in Canada, CMVSR Standard 305 sets out the regulation for prevention of injury to the occupant during and after a crash as related to the vehicle’s batteries. Under this standard, the security and integrity of electric drive system components and their isolation from the occupant are evaluated in the course of a frontal barrier crash test in accordance with Technical Standard Document No. 305. The equivalent U.S standard, FMVSS No. 305, is not applicable to the motorcycle category under the U.S. regulations.

We and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO and the Super SOLO fall under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Alaska, Florida, New York and Massachusetts. Motorcycle helmets must be worn while operating in the States of New York and Massachusetts. Helmets are also required if the driver is under 18 years old in the States of Alaska, Montana, Colorado and New Hampshire.

Research and Development

We have allocated substantial resources in developing our first vehicles. We expended $ 9,514,520 during the fiscal year ended December 31, 2019, and $5,566,036 during the fiscal year ended December 31, 2018, on research and development costs which include labor and materials.

InterMeccanica Business

In October 2017, we acquired InterMeccanica. In addition to the manufacturing and design experience that the acquisition provided us, we acquired a business of custom car manufacturing. InterMeccanica, throughout its operating history, has built approximately 2,500 vehicles. We intend to continue the legacy business of InterMeccanica, but we do not envision that it will be central to our operations, or represent a material portion of our revenue if we develop our business as planned, or account for a material portion of our expenses.

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

C. Organizational structure

We have four subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan corporation; and EMV Automotive Technology (Chongqing) Inc., a PRC corporation. We own 100% of the voting and dispositive control over all of our subsidiaries.

D. Property, plant and equipment

We operate from our head office located in Vancouver, Canada. We do not own any real property. We have leased the following properties:

Location	Area (In square feet)	2019 Gross Monthly Rent		Lease Expiration Date	Use
Vancouver BC, Canada	7,235	$9,174	CAD	October 31, 2020	Head office
New Westminster BC, Canada	10,803	$10,467	CAD	July 31, 2022	Development office
New Westminster BC, Canada	10,911	$10,412	CAD	July 31, 2020	Development office
Studio City, CA, USA	9,600	$29,870	USD	August 31, 2021	Sales office

We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

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

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Forward-Looking Statements” and “Risk Factors” herein.

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

Our 2019 financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2019, we had not commenced commercial production of the SOLO single seat electric vehicle and are not able to finance day-to-day activities through operations. Our continuation as a going concern depends upon the successful results from our electric vehicles manufacturing activities and our ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

We are yet to begin mass production or the commercial delivery of our first electric vehicle. As at December 31, 2019, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-production electric vehicles were netted off against research and development costs as cost recovery. We had had minimal revenue from the sale of custom cars.

We intend to derive revenues from the sale of our SOLO, Tofino and other intended EVs vehicles. The Tofino is still in early design development stage, and the first commercially-produced SOLOs will be delivered to customers during 2020.

We have incurred an accumulated deficit of $62,116,008 as of December 31, 2019 (2018 - $31,373,697). For the year ended December 31, 2019, we had incurred a net loss of $30,742,311 (2018 - $10,038,145) and used net cash in operating activities of $22,501,917 (2018 - $15,583,590).

These factors indicate the existence of a material uncertainty that casts substantial doubt about our ability to continue as a going concern.

Management intends to finance our operations over the next 12 months through private placement and/or public offerings of equity capital, strategic investments and revenues to be derived from the sale of electric vehicles and high-end custom vehicles.

Management does not intend to liquidate the entity or to cease operations and is operating in a highly competitive industry.

Events and conditions that may affect the going concern assumption

Financing

Our ability to continue as a going concern will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $30,742,311 in 2019, $10,038,145 in 2018, $11,366,372 in 2017, and anticipate incurring losses in our 2020 fiscal year. We had negative operating cash flows of $22,501,917 for the year ended December 31, 2019 and anticipate negative operating cash flows during our current fiscal year. Although we had net current assets of $15,478,918, including cash and cash equivalents of $11,095,848 at December 31, 2019, and anticipate deriving revenue this fiscal year from the sale of EVs and high-end custom cars, we believe that we will need additional financing to continue as a going concern. If we are unable to continue to access private and public capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue as a going concern also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

A. Operating Results

Results of Operations for the Year ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Revenues

Revenue for the year ended December 31, 2019 was $775,821 (2018: $777,302). The cost of revenue was $646,441 (2018: $575,172) providing a gross profit of $129,380 (2018: $ 202,130) or 16.7% (2018: 26%).

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

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments. (Financial statement note 16 for the year ended December 31, 2019).

Revenue for custom build vehicles is recognized when the Company has transferred control to the customer which generally occurs upon shipment. No revenue from sales of electric vehicles is recognized because the vehicle has not been commercialized. Proceeds from these sales are incidental revenue and are not being made with expectation of profit. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production Twelve Months Ended		Customer Deliveries Twelve Months Ended
Vehicle Type	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Custom build vehicles	8	7	7	6
Electric vehicles	22	25	21	8

Operating Expenses

During the year ended December 31, 2019, the Company incurred a net loss of $30,742,311 compared to a $10,038,145 loss for the corresponding period in 2018. The increase in net loss between the two years resulted from an increase in an operating loss to $27,314,471 for the year ended December 31, 2019, from $16,858,405 for the prior year, and an increase in the loss from other items, principally changes in fair value of warrant derivative of $2,926,392 for the year ended December 31, 2019 from a gain of $7,707,051 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2019, general and administrative expenses were $8,088,529 compared to $5,490,938 for the year ended December 31, 2018. The following items are included in such expenses:

•	Rent decreased to $425,450 for the year ended December 31, 2019, from $488,273 for the year ended December 31, 2018. The decrease was caused by some rent expense being reclassified as interest and depreciation expense under IFRS 16, offset by the increase of rent expense related to the opening of our Los Angeles showroom;

•	Office expenses increased to $1,581,266 for the year ended December 31, 2019, from $944,771 for the corresponding year ended December 31, 2018. The increase was caused by increases in insurance costs for directors’ and officers’ liability and vehicle insurance, travel costs related to investor meetings and travel to the Company’s China electric vehicle production facility and additional office costs associated with the opening of our showroom in Los Angeles;

•	Legal and professional expenses were $1,846,695 for the year ended December 31, 2019, from $1,491,818 for the corresponding year ended December 31, 2018. The increase in legal and professional expenses relate to the increases in accounting fees and recruiting fees;

•	Consulting expenses were $2,004,616 for the year ended December 31, 2019, compared to $1,191,593 for the corresponding year ended December 31, 2018. The increase in fees related to the use of additional consultants for investor relations and executive advisory services, and directors’ fees;

•	Investor relations expenses, not including consultant fees above, decreased to $330,524 for the year ended December 31, 2019, from $614,803 for the corresponding year ended December 31, 2018. The decrease is related to a reduction in filing fees and investor meetings and conference expenses; and

•	Salaries increased to $1,899,978 for the year ended December 31, 2019, compared to $759,680 for the corresponding year ended December 31, 2018. The increase is related to addition of new employees, performance increases to certain salaried employees, as well as severance and bonus costs.

Research and development expenses. Research and development expenses increased to $9,514,520 for the year ended December 31, 2019, from $5,566,036 for the corresponding year ended December 31, 2018. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses. During the year ended December 31, 2019, the Company received $1,056,193 (2018: $725,599) in SR&ED funds under the program administered by the Canada Revenue Agency. In addition, the Company received $Nil (2018: $8,630) in government grants due from the Industrial Research Assistance Program Co-op program administered by the National Research Council. We also accrued $249,111 (2018: $675,000) in SR&ED credits which is the estimated amount we will receive after filing 2018 SR&ED claims.

Sales and marketing expenses. Sales and marketing expenses increased to $1,743,855 for the year ended December 31, 2019, from $1,386,901 for the corresponding year ended December 31, 2018. The Company has increased its sales and marketing efforts by attending trade shows, re-establishing its social media presence and increasing its staff in its Los Angeles showroom.

Stock-based compensation expense. For the year ended December 31, 2019, stock-based compensation expense was $6,816,321 (2018: $3,228,508). The Company issued 8,755,000 stock options with exercise prices between US$1.80 and US$3.40 per share during the year ended December 31, 2019. In addition, the stock-based compensation charges relate to stock options issued during previous quarters wherein charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment expense. For the year ended December 31, 2019, share-based payment expense was $213,720, (2018: $1,109,531). These charges relate to shares issued to consultants as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Share issue costs allocated to derivative liability. The Company did not incur share issue costs related to derivative liability for the year ended December 31, 2019 (2018: $1,493,554).

Changes in fair values of warrant derivative. The Company incurred a loss relating to changes in the fair value of warrant derivatives of $2,926,392 (2018: gain of $7,707,051) caused by warrants priced in US dollars while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates, hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statement of net loss and comprehensive loss.

Foreign exchange loss. This totaled $795,172 on net working capital in the year ended December 31, 2019 (2018: gain of $605,096) as caused by fluctuations between the US and Canadian dollar.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2019 of $30,742,311, compared to a $10,038,145 loss for the corresponding period in 2018.

Results of Operations for the year ended December 31, 2018 as Compared to the Year Ended December 31, 2017

Revenues

Revenue for the year ended December 31, 2018 was $777,302 (2017: $109,173), caused by the acquisition of InterMeccanica. The cost of revenue was $575,172 (2017: $63,950) providing a gross profit of $202,130 (2017: $45,223) or 26%.

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

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments. (Financial statement note 16 for the year ended December 31, 2018).

Revenue recognition for custom build vehicles is based on the percentage completion method. No revenue from sales of electric vehicles is recognized because the vehicle has not been commercialized. Proceeds from these sales are incidental revenue and are not being made with expectation of profit. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production Twelve Months Ended		Customer Deliveries Twelve Months Ended
Vehicle Type	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Custom build vehicles	7	8	6	8
Electric vehicles	25	11	8	3

Operating Expenses

During the year ended December 31, 2018, the Company incurred a net loss of $10,038,145 compared to a $11,366,372 loss for the corresponding period in 2017. The decrease in net loss between the two years resulted from an increase in an operating loss to $16,858,405 for the year ended December 31, 2018 from $9,489,156 for the prior year offset by a decrease in the loss from other items, principally changes in fair value of warrant derivative to a gain of $7,707,051 for the year ended December 31, 2018 from $186,269 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2018 general and administrative expenses were $5,490,938 compared to $2,373,251 for the year ended December 31, 2017. The following items are included in such expenses:

•	Rent increased to $488,273 for the year ended December 31, 2018, from $269,716 for the year ended December 31, 2017. The increase was caused by full year effect of the acquisition of InterMeccanica and the opening of our showroom in Los Angeles in 2018;

•	Office expenses increased to $944,771 for the year ended December 31, 2018, from $345,986 for the corresponding year ended December 31, 2017. The increase was caused by increases in insurance costs for directors’ and officers’ liability and vehicle insurance; travel costs related to investor meetings and travel to the Company’s off-shore electric vehicle production facility and additional office costs associated with the acquisition of InterMeccanica and the opening of our dealership in Los Angeles;

•	Legal and professional expenses were $1,491,818, for the year ended December 31, 2018, from $912,347 for the corresponding year ended December 31, 2017. The increase in legal and professional expenses relate to the increases in accounting fees and legal fees related to the Company’s patent and trademark filings and legal costs associated with the Company’s Nasdaq listing application and patent applications;

•	Consulting fees were $1,191,593, for the year ended December 31, 2018, compared to $405,176 for the corresponding year ended December 31, 2017. The increase in fees related to the use of additional consultants for investor relations and executive advisory services, and directors’ fees;

•	Investor relations expenses, not including consultant fees above, increased to $614,803 for the year ended December 31, 2018, from $113,256 for the corresponding year ended December 31, 2017. The costs relate to Nasdaq and SEC filing fees and attending investor conferences, outreach program and media relation promotions; and

•	Salaries increased to $759,680 for the year ended December 31, 2018, compared to $326,770 for the corresponding year ended December 31, 2017. The increase is related to performance increases to certain salaried employees, the addition of new employees and the full year effect of the additional employees from the purchase of InterMeccanica.

Research and development expenses. Research and development expenses increased to $5,566,036 for the year ended December 31, 2018, from $4,430,386 for the corresponding year ended December 31, 2017. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the year ended December 31, 2018, the Company received $8,630 (2017: $193,534) in government grants due from the Industrial Research Assistance Program Co-op program administered by the National Research Council of Canada. In addition, the Company received $725,599 (2017: $111,380) in SR&ED funds under the program administered by the Canada Revenue Agency. We also accrued $675,000 (2017: Nil) in SR&ED credits which is the estimated amount we will receive after filing 2017 and 2018 SR&ED claims.

Sales and marketing expenses. Sales and marketing expenses increased to $1,386,901 for the year ended December 31, 2018, from $631,381 for the corresponding year ended December 31, 2017. The Company has increased its sales and marketing efforts by attending trade shows, re-establishing its social media presence and increasing its staff in its Los Angeles showroom.

Stock-based compensation expense. For the year ended December 31, 2018, stock-based compensation expense was $3,228,508 (2017: $889,511). The Company issued 1,307,424 stock options with exercise prices between US$1.53 and US$9.60 per share during the year ended December 31, 2018. In addition, the stock-based compensation charges relate to stock options issued during previous quarters wherein charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment expense. For the year ended December 31, 2018, share-based payment expense was $1,109,531, (2017: $1,085,716). These charges relate to shares issued to a consultant as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Interest accretion expense. The Company did not incur an interest accretion expense for the year ended December 31, 2018 (2017: $69,562) relating to a convertible loan. The Company did not incur any finder’s fee expense associated with a convertible loan for the year ended December 31, 2018 (2017: $258,542).

Share issue costs allocated to derivative liability. These totaled $1,493,554 for the year ended December 31, 2018 (2017: $Nil).

Changes in fair values of warrant derivative. The Company incurred changes in the fair values of warrant derivatives of $(7,707,051) (2017: $186,269) caused by warrants priced in US dollars while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates, hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statement of net loss and comprehensive loss.

Foreign exchange gain. This totaled $605,096 on net working capital in the year ended December 31, 2018 (2017: $20,049) as caused by fluctuations between the US and Canadian dollar.

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

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $30,742,311 during the year ended December 31, 2019, and had a cash and cash equivalents balance and a working capital surplus of $11,095,848 and $15,478,918, respectively, as at December 31, 2019. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on sales of its equity securities to meet its cash requirements. Funding from this or other sources might not be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations. The above indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

As of December 31, 2019, the Company had 37,049,374 issued and outstanding shares and 70,561,085 shares on a fully-diluted basis. The Company began trading on Nasdaq on August 9, 2018.

The Company had $15,478,918 of working capital surplus as at December 31, 2019 compared to $20,985,467 of working capital surplus as at December 31, 2018. The decrease in working capital resulted from cash used in operations of $22,501,917 (2018: $15,583,590) and cash used in investing activities of $3,721,453 (2018: $4,291,449) related to the additions to property, plant and equipment and an increase in restricted cash, offset by cash generated from financing activities of $18,326,075 (2018:$ 30,217,649), due to the issuance of 3,333,334 common shares for net cash proceeds of $14,699,097 (2018: $21,175,610).

Capital Resources

As at December 31, 2019, the Company had cash and cash equivalents of $11,095,848 (2018: $18,926,933). The Company continues to pursue additional equity financing although there can be no guarantees given that the Company will be successful in such endeavors.

As of the date of this Annual Report, the Company has no outstanding commitments, other than $0.9 million payable to the Company’s manufacturing partner, Zongshen, for the production of the SOLO (see financial statement note 5 December 31, 2019). On October 16, 2017, Jerry Kroll, a director, entered into a Share Pledge Agreement with Zongshen to guarantee the Company’s payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of US$4.00. Apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, we have not pledged any of our assets as security for loans, or otherwise, and are not subject to any debt covenants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

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

From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards

Our accounting policies are disclosed in note 2 of Notes to our financial statements. During the fiscal year ended December 31, 2019 there were no material changes to these policies. Our more critical accounting policies are noted below:

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of new accounting policies that were adopted on January 1, 2019 as described in the Notes to the financial statements.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., InterMeccanica, from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019, and SOLO EV, LLC, from the date of its incorporation on November 22, 2019. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment the estimated amount of SR&ED tax credits, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgements

The preparation of financial statements in accordance with IFRS requires the Company to make judgements, apart from those involving estimates, in applying accounting policies. The most significant judgements in applying the Company’s financial statements include:

•	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•	the classification of financial instruments; and

•	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (loss) (“FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial assets/liabilities

Cash and cash equivalents	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Shareholder loan	Amortized cost
Derivative liability	FVTPL

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

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Revenue from contracts with customers

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales

Sales of parts are recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Services, repairs and support services

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of custom build vehicles

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Sales of electric vehicles

The Company will be manufacturing and selling electric powered one-seat vehicles (“SOLO”) which has not yet been commercialized. At this time proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research and development expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Customer deposits

Customer deposits consist primarily of advance payments from customers who order the SOLO vehicles. The deposit will be recognized as revenue when the Company starts commercial production and transfers control to the customer which generally occurs upon delivery.

Construction contract liabilities

Construction contract liabilities consist primarily of advance payments from customers who order custom built vehicles. The deposit is recognized as revenue when the Company has transferred control to the customer which generally occurs upon shipment.

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

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvements	over term of lease
Right of use assets	over term of lease
Production tooling and molds	per unit produced

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

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs, including direct material, direct labor and contract service costs, are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established. The Company intends to complete the asset for use or sale and has the ability to do so; as the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date the Company did not have any development costs that met the capitalization criteria.

Derivative Liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield and risk-free interest rate.

Change in accounting policy - Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaced IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 introduces a single lessee accounting model eliminating the previous distinction between finance and operating leases. IFRS 16 requires the recognition of lease-related assets and liabilities on the balance sheet, except for short-term leases and leases of low value underlying assets. Lessor accounting remained substantially unchanged.

The Company adopted IFRS 16 on January 1, 2019. The Company transitioned to IFRS 16 in accordance with the modified retrospective approach. The comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease. In calculating the lease liability at this date, the Company has chosen to apply practical expedients in IFRS 16, which include:

(i)	recognition exemption of short-term leases;

(ii)	recognition exemption of low-value leases;

(iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;

(iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;

(v)	application of hindsight in determining the applicable lease term at the date of transition; and

(vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The adoption of IFRS 16 resulted in an increase of $2.1 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively, and had no impact to opening retained earnings as at January 1, 2019. The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

(i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at January 1, 2019;

(ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5% - 10% as of January 1, 2019;

(iii)	replacement of rent expense previously recorded in operating expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and

(iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019 of 5%-10%.

Operating lease commitment at December 31, 2018 as disclosed in the Company’s consolidated financial statement	$2,148,834
Discounting effect using the incremental borrowing rate at January 1, 2019	379,371
1,769,463
Extension options reasonably certain to be exercised	349,078
Lease liabilities recognized at January 1, 2019	$2,118,541

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

Current income tax

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

Tax Credits

The Company earns SR&ED tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was a Canadian Controlled Private Corporation are refundable to the Company and are recorded as a receivable, while the tax credits earned now that the Company is a reporting/public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

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

C. Research and Development, Patents and Licenses, etc.

Research costs are expensed when incurred. Development costs, including direct material, direct labor and contract service costs, are capitalized as intangible assets when: we can demonstrate that the technical feasibility of a project has been established; when we intend to complete the asset for use or sale and have the ability to do so; when the asset can generate probable future economic benefits; when the technical and financial resources are available to complete the development; and when we can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, we have not met the criteria to capitalize development costs.

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2019, 2018 and 2017:

	Fiscal year ended December 31, 2019	Fiscal year ended December 31, 2018	Fiscal year ended December 31, 2017
Labor	$5,834,938	$3,581,970	$1,971,945
Materials	4,311,686	3,393,295	2,763,355
Government grants	(632,104)	(1,409,229)	(304,914)
Total	$9,514,520	$5,566,036	$4,430,386

D. Trend Information

Due to our short operating history, except as noted below, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and we anticipate that Zongshen remains on track to begin producing the SOLO for deliveries to customers during 2020. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

The Company adopted IFRS 16 on January 1, 2019 resulting in an increase of $2.1 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities respectively, therefore, the contractual obligation as at December 31, 2019 is $1,463,676 (2018: $2,148,834).

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Michael Paul Rivera, Arizona, U.S.	52	Chief Executive Officer and a director	August 12, 2019
Henry Reisner(1), British Columbia, Canada	56	President, Chief Operating Officer and a director	February 16, 2015
Bal Bhullar(2), British Columbia, Canada	50	Chief Financial Officer, Secretary and a director	November 19, 2018
Steven Sanders(3)(5), New York, U.S.	73	Chairman and a director	March 16, 2018
Jerry Kroll(4), British Columbia, Canada	60	Director	February 16, 2015
Luisa Ingargiola(5), Florida, U.S.	51	Director	March 16, 2018
Jack Austin(5), British Columbia, Canada	86	Director	November 20, 2018
Joanne Yan(5), British Columbia, Canada Peter Savagian, California, U.S.	61 59	Director Director	March 6, 2019 October 17, 2019
Isaac Moss, British Columbia, Canada	67	Chief Administrative Officer	May 15, 2018

(1)	Mr. Reisner was appointed as President and Chief Operating Officer of our Company on May 15, 2018.

(2)	Ms. Bhullar was appointed as Chief Financial Officer of our Company on November 19, 2018 and as a director of our Company on December 6, 2019.

(3)	Mr. Sanders was appointed Chairman of our Company on October 20, 2018.

(4)	Mr. Kroll was appointed President, Chief Executive Officer and a director of our Company effective February 16, 2015. Mr. Kroll resigned from his position as President on May 15, 2018 and as Chairman on October 20, 2018. Mr. Kroll resigned as Chief Executive Officer on August 12, 2019.

(5)	Members of the Company’s Audit Committee, the Nominating Committee, the Corporate Governance and Human Resources Committee, the Compensation Committee, the Enterprise Risk Oversight Committee and the Social Media Committee.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this Annual Report:

Michael Paul Rivera, Chief Executive Officer and a director

Michael Paul Rivera joined ElectraMeccanica as Chief Executive Officer in August 2019. Before joining ElectraMeccanica, Mr. Rivera most recently served as President of Ricardo, USA, a division of Ricardo, PLC (LON: RCDO), a 100-year-old global engineering, strategic and environmental consultancy business with a value chain that includes the design, engineering, testing and product launch, of vehicle systems, as well as the niche manufacture of high performance products.

Previous to that, as Executive VP of Hybrid & Electric Systems at Ricardo, Mr. Rivera led the company’s evolution towards an efficient and sustainable low carbon future. Ricardo's engineering and design solutions have had a significant impact on technical developments throughout the auto sector, providing innovative solutions across engines, drivelines and hybrid systems, as well as supporting the development of emerging technologies such as autonomous and connected vehicles.

Mr. Rivera brings more than two decades of experience in technical consulting, engineering services, general management and global business development together with a deep understanding of engineering in the automotive, transport and energy industries to ElectraMeccanica.

Henry Reisner, President, Chief Operating Officer and a director

Mr. Reisner is the current President of InterMeccanica, a subsidiary of our Company, which is an automobile manufacturer, and has held this position since 2001. He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia from 1989.

Bal Bhullar, Chief Financial Officer. Secretary and a director

Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as an executive in both private and public companies, in the industries of technology, manufacturing, block chain, e-commerce, resource, marine, energy, transportation and health/wellness.

Among some of the areas of experience, Ms. Bhullar brings expertise in financial and strategic planning, operational and risk management, regulatory compliance reporting, business expansion, product development and marketing, start-up operations, financial modeling, program development, corporate financing and corporate governance/internal controls.

Previously, Ms. Bhullar has held various positions including President of the BC Risk Management Association of BC, and has held positions as director and CFO of several private and public companies including the following:: CFO and a director of ElectraMeccanica; CEO/Founder of KISMET Nutrients/American e-Commerce Solutions LLC; CEO/Founder of BKB Management Ltd.; and an Advisory Board member of Enertopia Corp. CSE:TOP OTCQX:ENRT. Formerly, Ms. Bhullar held positions as CFO and a director of each of Lexaria Corp CSE:LXX OTCQX:LXRP, and . Enertopia Corp. CSE:TOP OTCQX:ENRT.

Ms. Bhullar is a Chartered Professional Accountant and Certified General Accountant and as well holds a CRM designation from Simon Fraser University and a diploma in Financial Management from British Columbia Institute of Technology.

Steven Sanders, Chairman and a director

Since January 2017, Steven Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was Of Counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, Mr. Sanders was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a director of Helijet International, Inc. Additionally, Mr. Sanders has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Jerry Kroll, a director

Mr. Kroll has an extensive background working in small businesses and start-ups. Mr. Kroll’s career began when he managed the production, strategic planning and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises and establishing supplier/distributor relationships.

In 1996 Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the President and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007 Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. Mr. Kroll began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skillset in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage and execute strategies for our Company.

Mr. Kroll is also actively involved in the Vancouver venture capital community and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003. From February 2013 to February 2015, Mr. Kroll was the President and CEO of Ascend Sports Management Inc.

Luisa Ingargiola, a director

Since 2017, Luisa Ingargiola has been the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Ms. Ingargiola also serves as a director and Audit Chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Ms. Ingargiola was the Chief Financial Officer of MagneGas Corporation, from 2007 to 2016, and is a current board member. In addition, Ms. Ingargiola has served as Audit Chair for several public companies in the technology, environmental and energy industries. Ms. Ingargiola received her Bachelor’s degree in Finance from Boston University and a Masters of Health Administration from the University of Florida.

Jack Austin, a director

Jack Austin brings a distinguished career of more than 50 years, including the teaching and practice of business law, experience as a corporate executive, and extensive experience in public policy. Mr. Austin served as a Deputy Minister, Principal Secretary to Prime Minister Pierre Elliot Trudeau, as a Senator representing British Columbia, and as a Cabinet Minister in the Governments of Prime Minister Pierre Trudeau and Prime Minister Paul Martin. Mr. Austin served as President of the Canada China Business Council from 1993 to 2000, and for the following three years as Vice-Chairman.

Mr. Austin retired from the Canadian Senate in 2007 and resumed his activity in the private sector, during which time he served on the advisory council of several leading academic institutions, including the Universities of British Columbia and Simon Fraser.

Joanne Yan, a director

Joanne Yan has 25 years of experience in advising and managing both publicly traded and private companies. Ms. Yan serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives. Ms. Yan recently established Alphaco Venture Corp., a capital pool company listed on the TSX Venture Exchange, and she acts as CEO and CFO of that company. Ms. Yan recently led a transaction that enabled an affiliate of Zongshen Industrial Group to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

Ms. Yan has served on the Board of Directors of several public and private companies, including: (i) Zongshen, our strategic manufacturing partner, and three of its subsidiaries; and (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp., which manufactures and sells high pressure fiberglass reinforced plastic pipes for international oil and gas and infrastructure industries in addition to producing oil & gas in Canada.

Peter Savagian, a director

Peter Savagian is a pioneer in automotive electrification, with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles. In 1990 Mr. Savagian began work on the General Motors EV1, the first modern electric vehicle, and was named Chief Engineer of Electric Propulsion Systems in 1998. Later, as General Director of Electrified Propulsion, Mr. Savagian built and led multiple teams to innovate, engineer and execute the full range of electrified vehicle propulsion systems. Mr. Savagian’s accomplishments at General Motors include 13 electrified autos brought to production. Notably, these include the first modern Electric Vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt.

Mr. Savagian is presently Senior VP of Engineering at Ampaire, an electric aircraft startup company where he directs innovation, design, development and certification of electric propulsion systems and their integration into short-haul, fixed-wing electric aircrafts. Mr. Savagian holds 44 patents and has authored 17 technical publications in the field of electrification. Mr. Savagian holds a BS in Mechanical Engineering from the University of Wisconsin, an MS in Operations Research Engineering from the University of Southern California and an MBA from Duke University.

Isaac Moss, Chief Administrative Officer

Isaac Moss has 27 years of international multi-jurisdictional business, investment banking and corporate finance experience ranging across diverse industry sectors from media, forests products, hospitality, telecommunications, bio technology and green energy. Mr. Moss is experienced in scaling and managing businesses from start up through operations phase. He has held senior executive positions including President of a European specialty chemical company, CFO of a green energy company, COO of a software company and senior vice president of a mining company. Mr. Moss has been semi-retired since 2012 pursuing private business interests. He is a graduate of the University of Cape Town with a Bachelor of Social Science and Masters Degree in Public Administration. Mr. Moss also studied music, is an accomplished pianist and serves as an ambassador for the University of British Columbia’s School of Music.

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

Director Independence

Our Board of Directors has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with our Company. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

•	Steven Sanders;

•	Luisa Ingargiola;

•	Jack Austin;

•	Joanne Yan; and

•	Peter Savagian.

Code of Business Conduct and Ethics

On December 22, 2017, we adopted a Code of Conduct and Ethics that applies to our directors, officers and other employees.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2019 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

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

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under our Stock Option Plan (as herein defined).

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

Compensation Committee

Our Compensation Committee consists of Steven Sanders, Luisa Ingargiola, Jack Austin and Joanne Yan and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

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

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”) and includes amounts paid to affiliates of the Named Executive Officers for services provided by the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Annual Incentive Plan ($)	Long- term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Michael Paul Rivera(2),	2019	156,018	Nil	3,740,145	51,353	Nil	Nil	Nil	3,947,516
Chief Executive Officer	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jerry Kroll(3),	2019	300,000	Nil	Nil	Nil	Nil	Nil	Nil	300,000
former President and Chief Executive Officer	2018	140,000	Nil	123,726	Nil	Nil	Nil	Nil	263,726
	2017	60,000	Nil	358,045	Nil	Nil	Nil	Nil	418,694
Bal Bhullar(4),	2019	196,667	Nil	2,289,225	36,000	Nil	Nil	3,600	2,252,492
Chief Financial Officer and Secretary	2018	20,000	Nil	Nil	Nil	Nil	Nil	450	20,450
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Isaac Moss(5),	2019	233,336	Nil	1,391,404	25,000	Nil	Nil	Nil	1,649,740
Chief Administrative Officer	2018	94,664	Nil	Nil	Nil	Nil	Nil	Nil	94,664
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Henry Reisner(6),	2019	180,000	Nil	Nil	Nil	Nil	Nil	Nil	180,000
President and Chief Operating Officer	2018	126,700	Nil	39,430	Nil	Nil	Nil	Nil	166,130
	2017	60,000	Nil	69,757	Nil	Nil	Nil	Nil	130,450
Iain Ball(7),	2019	90,000	Nil	380,519	Nil	Nil	Nil	Nil	470,519
former Vice-President, Finance	2018	70,000	Nil	29,936	Nil	Nil	Nil	Nil	99,936
	2017	60,000	Nil	37,23	Nil	Nil	Nil	Nil	97,883
Ed Theobald(8),	2019	32,000	Nil	Nil	Nil	Nil	Nil	Nil	32,000
former General Manager Sales and Dealerships	2018	96,000	Nil	29,936	Nil	Nil	Nil	Nil	125,936
	2017	60,000	Nil	37,235	Nil	Nil	Nil	Nil	97,235
Lorenzo Caprilli(9),	2019	87,567	Nil	Nil	Nil	Nil	Nil	Nil	87,567
former Executive Vice-President Sales and Marketing	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.

(2)	Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019.

(3)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.

(4)	Ms. Bhullar was appointed CFO and Secretary of our Company on November 19, 2018 and as a director on December 6, 2019.

(5)	Mr. Moss was appointed Chief Administrative Officer of our Company on May 15, 2018.

(6)	Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(7)	Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015 and on May 15, 2018 he was appointed as President of our Company.

(8)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effect on June 30, 2019.

(9)	Lorenzo Caprilli was appointed Executive Vice-President Sales and Marketing of our Company on May 1, 2019 and resigned effect on November 30, 2019.

Executive Compensation Agreements

Michael Paul Rivera

On May 17, 2019, the Company entered into an employment agreement with Michael Paul Rivera (the “Rivera Agreement”), which is dated for reference effective August 12, 2019. Effective on January 1, 2020 (the “Effective Date” therein), with an execution date of February 26, 2020, Mr. Rivera and the Company entered into an amending agreement to the Rivera Agreement (the “Amended Rivera Agreement”).

In accordance with the Amended Rivera Agreement, the Rivera Agreement commenced on the Effective Date and continues until the third anniversary of the Effective Date, unless terminated earlier, provided that upon the third anniversary date the Rivera Agreement shall be deemed to be automatically extended upon the same terms and conditions. Either party may provide 60 days prior written notice of its intention not to extend the term. Pursuant to the terms of the Rivera Agreement, Mr. Rivera will be employed as the Chief Executive Officer and report to the Board of Directors of the Company (the “Board of Directors”), and shall have the duties, authority and responsibilities as shall be determined by the Board of Directors from time to time. Mr. Rivera will devote substantially all of his business time and attention to the performance of his duties under the Rivera Agreement and will not engage in any business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without consent of the majority of the Board of Directors. During the term of his employment Mr. Rivera will not engage in any Prohibited Activity (as defined in the Rivera Agreement), provided, however, that Mr. Rivera shall be permitted to purchase and own less than 5% of the publicly traded securities of any corporation if such ownership represents a passive investment and Mr. Rivera is not a controlling person of, or a member of a group that controls, such corporation.

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of USD$300,000.00 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than USD$150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

The Rivera Agreement may be terminated upon either party’s failure to renew the Rivera Agreement, by the Company for Cause (as defined therein) or by the Employee without Good Reason (as defined therein). Following any such termination, the Company will have no further obligations under the Rivera Agreement other than the Company’s obligations to, within two weeks following a termination date, provide Mr. Rivera with: (a) any accrued but unpaid Base Salary and accrued but unused vacation; (b) reimbursements for unreimbursed business expenses that are reimbursable in accordance with the Company’s expense reimbursement policy; and (c) employee benefits, if any, to which Mr. Rivera may be entitled to under the Company’s employee benefit plans as of the date of termination.

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to USD$1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

The Rivera Agreement will automatically terminate upon the death of Mr. Rivera and the Company may terminate the Rivera Agreement on account of Mr. Rivera’s Disability (as therein defined). In the event of such termination, Mr. Rivera (or his estate or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts. Notwithstanding any provision of the Rivera Agreement, all payments made in connection with Mr. Rivera’s Disability will be provided in a manner consistent with state and federal law.

Effective on January 1, 2020, Mr. Rivera and the Company agreed to amend the Rivera Agreement and entered into the Amended Rivera Agreement. Pursuant to the Amended Rivera Agreement, Mr. Rivera will be eligible to participate in any STIP or LTIP (each as defined therein) introduced by the Company from time to time and the terms of such participation shall be determined by the Board of Directors. Mr. Rivera will also be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time.

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California. Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of USD$3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

Henry Reisner

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

The Reisner Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Company may notify Mr. Reisner in writing at least 30 calendar days prior to the end of the term of its intent to renew the Reisner Agreement, any such renewal being on the same terms and conditions as provided in the Reisner Agreement. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our Chief Operating Officer and President and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Reisner Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Reisner will not, directly or indirectly, anywhere in Canada or the United States, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Reisner may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Reisner a monthly base salary from the Effective Date of CAD$18,333.34 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Reisner based upon the performance of the Company and upon the achievement by Mr. Reisner of reasonable management objectives. Mr. Reisner will be eligible to receive a one-time lump sum payment of CAD$25,000.00 by delivering on the Company’s objective of having the Generation 3 SOLO begin production by May 15, 2020. Mr. Reisner will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health, and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Reisner’s duties.

The Company may grant Mr. Reisner stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Reisner in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Reisner Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Reisner Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Reisner Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Reisner specifying the effective date of termination. Mr. Reisner may terminate the Reisner Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Reisner Agreement is terminated by the Company without Just Cause, or by Mr. Reisner as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Reisner an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Reisner his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay severance equal to 12 months’ Monthly Salary plus an additional one month’s Monthly Salary for each completed full year of employment with the Company; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

Mr. Reisner may terminate the Reisner Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Reisner Agreement is terminated by Mr. Reisner’s resignation, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Reisner Agreement will automatically terminate upon the death of Mr. Reisner and, upon such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Reisner’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination; (b) pay Mr. Reisner’s estate his annual performance Bonus (entitlements) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner’s estate to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

The Company may terminate the Reisner Agreement at any time as a result of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to (a) pay Mr. Reisner’s an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination; (b) pay Mr. Reisner his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Reisner, continue each of Mr. Reisner’s Benefits in full force and effect for a period of six months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

Bal Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Executive Officer (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

The Bhullar Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Bhullar Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement.

Pursuant to the terms of the Bhullar Agreement, Ms. Bhullar will continue to be employed as our Chief Financial Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Bhullar Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Bhullar will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Ms. Bhullar may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Bhullar a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Bhullar based upon the performance of the Company and upon the achievement by Ms. Bhullar of reasonable management objectives. Ms. Bhullar will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) an automobile expense allowance of CAD$300.00 per month; (c) professional dues necessary to maintain Ms. Bhullar’s professional designation; and (d) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Ms. Bhullar stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Bhullar in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Bhullar Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Bhullar Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Bhullar Agreement by notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement. In the event of such termination, the Company will be obligated to provide Ms. Bhullar with (a) through (f) noted immediately above, however, the Company will only pay Ms. Bhullar severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Ms. Bhullar may terminate the Bhullar Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Bhullar Agreement is terminated by Ms. Bhullar’s resignation, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Bhullar Agreement will automatically terminate upon the death of Ms. Bhullar and, upon such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Bhullar Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar her annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Jerry Kroll

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019, and which superseded the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019 the Company entered into a continuing relationship agreement with Jerry Kroll (the “Continuing Relationship Agreement”), which superseded the Kroll Agreement.

Pursuant to the terms of the Continuing Relationship Agreement, the Company has no further obligations under the Kroll Agreement other than to: (a) pay Mr. Kroll’s Executive Base Salary (as defined in the Kroll Agreement) accrued to August 16, 2019; (b) pay Mr. Kroll any accrued and unused vacation; (c) reimburse Mr. Kroll for expenses incurred up to August 16, 2019 that are reimbursable pursuant to the Kroll Agreement; and (d) pay Mr. Kroll an amount equal to the Base Salary (as defined in the Kroll Agreement) for a one year period payable in 12 installments.

Pursuant to the terms of the Continuing Relationship Agreement, Mr. Kroll will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s Chief Executive Officer and/or the Company’s Board of Directors. Mr. Kroll will not have the authority to bind the Company nor will Mr. Kroll make any agreements or representations on behalf of the Company without the Company’s prior written consent. Mr. Kroll may be engaged or employed in any other business, trade, profession, or activity, which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing, or sale, or (ii) place him in a conflict of interest with the Company. During the term of the Continuing Relationship Agreement and for a period of 12 months following expiration or termination, Mr. Kroll will not make any solicitation to employ the personnel of the Company (including its subsidiaries) without prior written consent of the Company.

Mr. Kroll will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees. Though Mr. Kroll will not be an employee of the Company, Mr. Kroll will agree to adhere to the Company’s policies governing media and social media activities and the Company’s Code of Ethics.

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of USD$2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

The Continuing Relationship Agreement will terminate upon its one-year anniversary unless terminated earlier. The Continuing Relationship Agreement may be extended with the mutual consent of the Company and Mr. Kroll. The Continuing Relationship Agreement may be terminated by the Company and Mr. Kroll, effective immediately upon 60 days’ written notice, if the other party breaches the Continuing Relationship Agreement. Upon expiration or termination of the Continuing Relationship Agreement, Mr. Kroll will have five calendar days following expiration or termination to: (a) deliver to the Company all hardware, software, tools, equipment, or other materials provided by the Company; (b) deliver to the Company all tangible documents and materials containing, reflecting, incorporating or based on Confidential Information (as defined in the Continuing Relationship Agreement); (c) permanently erase all Confidential Information (as defined therein) from his computer systems; and (d) certify to the Company that he has complied with the requirements noted above.

Isaac Moss

On January 15, 2019, our Board of Directors approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on its Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company has agreed to pay Mr. Moss an annual fee of $200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month. Effective May 1, 2019, Mr. Moss annual fee was amended to $250,000.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined in the Moss Agreement) immediately upon written notice to Mr. Moss. Following any such termination for Cause (as defined therein), the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

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

Stock Option Plans and Stock Options

The following table sets forth, as at December 31, 2019, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted- average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	-	-	-
Equity compensation plans not approved by securityholders	12,908,315	$2.07	17,091,685
Total	12,908,315	$2.07	17,091,685

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted our 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 common shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2019, there were 12,908,315 outstanding stock options under the Stock Option Plan leaving an additional 17,091,685 options to acquire common shares that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board of Directors may, in its discretion, establish a committee composed of two or more members of the Board of Directors to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

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

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the Securities Act, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

Incentive Plan Awards

The following table sets out information on the incentive plan awards held by Named Executive Officers and/or directors as at December 31, 2019.

Option–based Awards
Named Executive Officer or Director	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date
Michael Paul Rivera, Chief Executive Officer and a director	700,000	$2.62 USD	Jun 25, 2022
	2,300,000	$1.91 USD	Dec 6, 2026

Jerry Kroll, a director	2,045,455	$0.30 CAD	June 11, 2022
	227,273	$0.80 CAD	Dec. 9, 2022
	5,000	$2.00 CAD	Feb. 17, 2024
	5,000	$9.60 USD	Jan 5, 2025
	1,250,000	$2.45 USD	Aug 4, 2026

Bal Bhullar, Chief Financial Officer, Secretary and a director	400,000	$3.40 USD	Mar 19, 2026
	1,100,000	$1.91 USD	Dec 6, 2026

Henry Reisner, Chief Operating Officer, President and a director	56,818	$0.30 CAD	Aug. 13, 2022
	56,818	$0.80 CAD	Dec. 9, 2022
	5,000	$2.00 CAD	Feb. 17, 2024
	5,000	$9.60 USD	Jan 5, 2025

Isaac Moss, Chief Administrative Officer	250,000	$3.40 USD	Mar 19, 2026
	750,000	$1.91 USD	Dec 6, 2026

Steven Sanders, Chairman and a director	120,000	$3.40 USD	Mar 19, 2026
	225,000	$1.91 USD	Dec 6, 2026

Luisa Ingargiola, a director	120,000	$3.40 USD	Mar 19, 2026
	225,000	$1.91 USD	Dec 6, 2026

Jack Austin, a director	120,000	$1.53 USD	Nov 19, 2023
	225,000	$1.91 USD	Dec 6, 2026

Joanne Yan, a director	2,500	$2.00 CAD	Feb 17, 2024
	2,500	$9.60 USD	Jan 5, 2025
	120,000	$3.40 USD	Mar 19, 2026
	225,000	$1.91 USD	Dec 6, 2026

Peter Savagian, a director	120,000	$1.80 USD	Oct 17, 2026
	225,000	$1.91 USD	Dec 6, 2026

Iain Ball, former Vice-President, Finance(1)	34,091	$0.80 CAD	Dec 9, 2022
	3,642	$2.00 CAD	Feb. 17, 2024
	2,498	$9.60 USD	Jan. 5, 2025
	183,182	$3.40 USD	Mar 19, 2026

Ed Theobald, former General Manager(2)	22,727	$0.30 CAD	Aug. 13, 2022
	34,091	$0.80 CAD	Dec. 9, 2022
	5,000	$2.00 CAD	Feb. 17, 2024
	5,000	$9.60 USD	Jan 5, 2025
	56,818	$2.53 USD	Aug 9, 2026

Lorenzo Caprilli, former Executive Vice-President Sales and Marketing(5)	25,000	$0.30 CAD	Aug. 13, 2022
	50,000	$0.80 CAD	Dec. 9, 2022
	3,434	$2.00 CAD	Feb. 17, 2024
	2,394	$9.60 USD	Jan 5, 2025

Shaun Greffard, a former director(3)	25,000	$0.30 CAD	Aug. 13, 2022
	12,500	$0.80 CAD	Dec. 9, 2022
	125,000	$2.00 CAD	Feb. 17, 2024
	5,000	$9.60 USD	Jan 5, 2025

Robert Tarzwell, a former director(4)	12,500	$0.30 CAD	Aug. 13, 2022
	2,500	$2.00 CAD	Feb. 17, 2024
	5,000	$9.60 USD	Jan 5, 2025

(1)	Mr. Ball resigned as an officer on June 30, 2019.

(2)	Mr. Theobald resigned as an officer on June 30, 2019.

(3)	Mr. Greffard resigned as a director on December 6, 2019.

(4)	Dr. Tarzwell resigned as a director on March 6, 2019.

(5)	Mr. Caprilli resigned as an officer on November 30, 2019.

The following table provides information concerning the incentive award grants of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2019. The only incentive award grants of the Company during such fiscal year was under the Stock Option Plan:

Named Executive Officer and Director	Option-based Awards – Value Vested During the Year ($)(1)		Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)
Michael Paul Rivera, Chief Executive Officer	$	Nil	Nil
Jerry Kroll, former President and Chief Executive Officer		$800,379	Nil
Bal Bhullar, Chief Financial Officer and Secretary	$	Nil	Nil
Isaac Moss, Chief Administrative Officer		$6,652	Nil
Iain Ball, former Vice-President, Finance		$38,345	Nil
Henry Reisner, Chief Operating Officer and President		$66,159	Nil
Ed Theobald, former General Manager		$23,249	Nil
Lorenzo Caprilli, former Executive Vice-President Sales and Marketing		$43,982	Nil

(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of our shares on the Nasdaq on vesting date, and the exercise price of the options, multiplied by the number of options that have vested.

Director Compensation for Fiscal 2019

The following table sets forth all compensation for services as a director to the Company during the fiscal year ended December 31, 2019 in respect of the directors set out below, which for those directors who are Named Executive Officers excludes compensation for services provided as a Named Executive Officer.

Director	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (1)	All Other Compensation ($)	Total Compensation ($)
Michael Paul Rivera	2019	Nil	Nil	Nil	Nil	Nil
Jerry Kroll	2019	Nil	Nil	Nil	Nil	Nil
Bal Bhullar	2019	Nil	Nil	Nil	Nil	Nil
Henry Reisner	2019	Nil	Nil	Nil	Nil	Nil
Shaun Greffard	2019	60,000	Nil	Nil	Nil	60,000
Luisa Ingargiola	2019	105,727	Nil	511,049	Nil	616,776
Steven Sanders	2019	156,948	Nil	511,049	Nil	667,997
Robert Tarzwell	2019	Nil	Nil	Nil	Nil	Nil
Jack Austin	2019	67,500	Nil	261,777	Nil	329,277
Joanne Yan	2019	15,000	Nil	522,846	Nil	537,846
Peter Savagian	2019	Nil	Nil	395,524	Nil	395,524

(1)	Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.

We reimburse out-of-pocket costs that are incurred by the directors.

In March of 2018 our Board of Directors appointed a Compensation Committee to assess the appropriate level of remuneration for our directors and officers.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

C. Board Practices

Board of Directors

Our Notice of Articles and Articles were filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference. The Articles of the Company provide that the number of directors is set at:

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

Our Board of Directors currently consists of nine directors. Our directors are elected annually at each annual meeting of our Company’s shareholders. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board of Directors for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company’s officers.

Board of Director Committees

Our Board of Directors currently has six committees, the Audit Committee, the Nominating Committee, the Corporate Governance and Human Resources Committee, the Compensation Committee, the Enterprise Risk Oversight Committee and the Social Media Committee.

Audit Committee

Our Audit Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Peter Savagian and is chaired by Luisa Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. Our Board of Directors believes that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our Audit Committee Charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full Board of Directors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Nominating Committee

Our Nominating Committee consists of Steven Sanders, Luisa Ingargiola, Peter Savagian and Joanne Yan and is chaired by Steven Sanders. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Corporate Governance and Human Resources Committee

Our Corporate Governance and Human Resources Committee consists of Steven Sanders, Luisa Ingargiola, Jack Austin and Joanne Yan and is chaired by Steven Sanders. The Corporate Governance and Human Resources Committee shall be responsible for: developing our approach to the Board of Directors and corporate governance issues; helping to maintain an effective working relationship between the Board of Directors and management; exercising, within the limits imposed by our by-laws, by applicable laws, and by the Board of Directors, the powers of the Board of Directors for the management and direction of our affairs during the intervals between meetings of the Board of Directors; reviewing and making recommendations to the Board of Directors for the appointment of our senior executives and for considering their terms of employment; reviewing succession planning and matters of compensation; recommending awards under our long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and our Supplementary Executive Retirement Plan and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

Our Corporate Governance and Human Resources Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. The Compensation Committee and the Corporate Governance and Human Resources Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan, Peter Savagian and Jack Austin and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

•	reviewing and recommending to the Board of Directors for approval with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the Board of Directors with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Enterprise Risk Oversight Committee

Our Enterprise Risk Oversight Committee consists of Steven Sanders, Luisa Ingargiola and Peter Savagian and is chaired by Steven Sanders. The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. The Enterprise Risk Oversight Committee shall:

•	review executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures,

•	review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and

•	report to the Board of Directors on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Social Media Committee

Our Social Media Committee consists of Luisa Ingargiola, Steven Sanders and Joanne Yan and is chaired by Luisa Ingargiola. The Social Media Committee shall oversee our social media strategy initiatives pursuant to Regulation FD. The Social Media Committee shall:

•	provide compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

•	establish and maintain corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g. blogging and Tweeting by subject matter experts);

•	prioritize social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology and organizational projects; and

•	ensure open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

D. Employees

As of March 25, 2020, we employed a total of 63 full-time and no part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	37
Sales & Marketing	10
General & Administration	12
Executives	4

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of March 25, 2020.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Joanne Yan	Director	Nov. 21, 2016	Nov. 21, 2021	$4.00	50,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of March 25, 2020 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:

Michael Paul Rivera(3), Chief Executive Officer and a director	418,182	1.1%

Henry Reisner(4), Chief Operating Officer, President and a director	3,145,816	8.5%

Bal Bhullar(5), Chief Financial Officer, Secretary and a director	587,235	1.6

Steven Sanders(6), Chairman and a director	176,250	*

Jerry Kroll(7), a director	11,574,395	28.6%

Joanne Yan(8), a director	254,840	*

Jack Austin(9), a director	176,250	*

Luisa Ingargiola(10), a director	176,250	*

Peter Savagian(11), a director	126,250	*

Isaac Moss(12), Chief Administrative Officer	596,152	1.6

Directors and Executive Officers as a Group (Eleven Persons)	17,231,620	43.8%

Other 5% or more Shareholders:

Megan Martin(13)	2,700,000	7.2%

Yuan Sheng Zhang(14)	2,700,000	7.2%

Shang Wen Yang(15)	3,762,972	9.9%

Unison International Holdings Ltd.(16)	3,200,000	8.2%

Zongshen (Canada) Environtech Ltd.(17)	2,800,000	7.3%

*	Less than 1%.

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 25, 2020.

(2)	The percentage is calculated based on 37,049,374 common shares that were outstanding as of March 25, 2020.

(3)	Shares beneficially owned consists of (i) stock options to purchase 278,788 of our common shares which have vested and (ii) 139,394 shares of our common stock which will vest within 60 days of March 25, 2020.

(4)	Shares beneficially owned consists of (i) 2,375,000 common shares registered directly to Henry Reisner, (ii) 525,000 common shares held of record by Mr. Reisner’s wife, (iii) 125,000 common shares held of record by Mr. Reisner’s daughter, (iv) stock options to purchase 120,400 shares of our common stock which have vested and (v) stock options to purchase 416 shares of our common stock which will vest within 60 days of March 25, 2020.

(5)	Shares beneficially owned consists of (i) 3,900 common shares registered directly to Bal Bhullar, (ii) stock options to purchase 522,224 shares of our common stock which have vested and (iii) stock options to purchase 61,111 shares of our common stock which will vest within 60 days of March 25, 2020.

(6)	Shares beneficially owned consists of stock options to purchase 176,250 shares of our common share which have vested.

(7)	Shares beneficially owned consists of (i) 3,612,500 common shares held by Jerry Kroll, (ii) 5,000,000 common shares registered to Ascend Sportmanagement Inc. (over which Mr. Kroll has discretionary voting and investment authority), (iii) 62,500 common shares issuable upon the exercise of warrants registered directly to Mr. Kroll, (iv) stock options to purchase 3,116,062 shares of our common stock which have vested and (v) stock options to purchase 208,333 shares of our common stock which will vest within 60 days of March 25, 2020.

(8)	Shares beneficially owned consists of (i) 25,000 common shares registered directly to Joanne Yan, (ii) 50,000 common shares issuable upon the exercise of warrants registered directly to Ms. Yan, (iii) stock options to purchase 179,632 shares of our common stock which have vested and (iv) stock options to purchase 208 shares of our common stock which will vest within 60 days of March 25, 2020.

(9)	Shares beneficially owned consists of stock options to purchase 176,250 shares of our common share which have vested.

(10)	Shares beneficially owned consists of stock options to purchase 176,250 shares of our common share which have vested.

(11)	Shares beneficially owned consists of (i) stock options to purchase 106,250 shares of our common stock which have vested and (ii) stock options to purchase 20,000 shares of our common stock which will vest within 60 days of March 25, 2020.

(12)	Shares beneficially owned consists of (i) stock options to purchase 480,768 shares of our common stock which have vested and (ii) stock options to purchase 115,384 shares of our common stock which will vest within 60 days of March 25, 2020.

(13)	Shares beneficially owned consists of (i) 625,000 common shares held by to Megan Martin, (ii) 625,000 common shares held by Ms. Martin’s husband, Yuan Sheng Zhang, (iii) 100,000 common shares held by Ms. Martin’s son, Bo Hong Zhang, (iv) 625,000 common shares issuable upon the exercise of warrants registered directly to Ms. Martin, (v) 625,000 common shares issuable upon the exercise of warrant registered directly to Ms. Martin’s husband and (vi) 100,000 common shares issuable upon the exercise of warrants registered directly to Ms. Martin’s son.

(14)	Shares beneficially owned consists of (i) 625,000 common shares held by Yuan Sheng Zhang, (ii) 625,000 common shares held by Mr. Zhang’s wife, Megan Martin, (iii) 100,000 common shares held by Mr. Zhang’s son, Bo Hong Zhang, (iv) 625,000 common shares issuable upon the exercise of warrants registered directly to Mr. Zhang, (v) 625,000 common shares issuable upon the exercise of warrants registered directly to Mr. Zhang’s wife and (vi) 100,000 common shares issuable upon the exercise of warrants registered directly to Mr. Zhang’s son.

(15)	Shares beneficially owned consists of (i) 1,029,688 common shares registered directly to Shang Wen Yang (ii) 500,017 common shares held by Mr. Yang’s mother, Cheng Quan Sang, (iii) 320,080 common shares held by Canada Jia-Qiao Group Investment Ltd. (over which Mr. Yang’s mother has discretionary voting and investment authority), (iv) stock options held by Shang Wen Yang to purchase 57,090 shares of our common stock which have vested, (v) 1,000,000 common shares issuable upon the exercise of warrants registered directly to Shang Wen Yang, (vi) 500,017 common shares issuable upon the exercise of warrants registered directly to Mr. Yang’s mother and (vii) 320,080 common shares issuable upon the exercise of warrants registered directly to Canada Jia-Qiao Group Investment Ltd.

(16)	Shares beneficially owned consists of (i) 1,200,000 common shares registered directly to Unison International Holdings Ltd. and (ii) 2,000,000 common shares issuable upon the exercise of warrants registered directly to Unison International Holdings Ltd. (over which Mr. Ping Hui Lu has discretionary voting and investment authority).

(17)	Shares beneficially owned consists of (i) 1,400,000 common shares registered directly to Zongshen (Canada) Environtech Ltd. and (ii) 1,400,000 common shares issuable upon the exercise of warrants registered directly to Zongshen (Canada) Environtech Ltd. (over which Mr. Daxue Zhang has discretionary voting and investment authority).

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at March 25, 2020, there were 85 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

Michael Paul Rivera

On June 24, 2019, we granted 700,000 stock options to Mr. Rivera having an exercise price of USD$2.62 per common share and being exercisable until June 24, 2022. On December 6, 2019, we granted 2,300,000 stock options to Mr. Rivera having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2022.

On May 17, 2019, the Company entered into the Rivera Agreement with Mr Rivera. Effective on January 1, 2020, Mr. Rivera and the Company entered into the Amended Rivera Agreement to the Rivera Agreement. Mr. Rivera has a base salary annual salary of USD$300,000 with a guaranteed bonus of USD$150,000. Mr. Rivera had a bonus of USD$38,904 for 2019.

Henry Reisner

On October 18, 2017, we entered into a Share Purchase Agreement (the “SPA”) to acquire InterMeccanica with Mr. Reisner and two members of his family, which replaced a prior Joint Operating Agreement, dated July 15, 2015, as amended on September 19, 2016, which was comprised of three underlying agreements. Under the SPA, we agreed to purchase all the shares of InterMeccanica for $2,500,000; $300,000 of which had been previously paid under the Joint Operating Agreement. At closing we paid the sellers $700,000 and issued a promissory note (the “Note”) for the balance of $1,500,000. On January 28, 2018, we paid off all of the principal and interest due on the Note for $1,520,548.

On February 16, 2015, Mr. Reisner acquired 2,375,000 common shares at a price of $0.0004 per common share pursuant to a private placement. Mr. Reisner’s wife and daughter acquired 525,000 common shares and 125,000 common shares, respectively, at a price of $0.0004 per common share pursuant to a private placement.

On August 13, 2015, we granted 625,000 stock options to Mr. Reisner having an exercise price of $0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of those stock options. As of the date hereof, Mr. Reisner holds 56,818 of those stock options. In addition, on December 9, 2015, we granted 625,000 stock options to Mr. Reisner having an exercise price of $0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of those stock options. As of the date hereof, Mr. Reisner holds 56,818 of those stock options. On February 17, 2017, we granted 5,000 stock options to Mr. Reisner having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Reisner having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025.

On January 15, 2019, we entered into an executive employment agreement with Mr. Reisner pursuant to which he receives a base salary in the amount of $180,000 per year. On January 15, 2020, we replaced that agreement with the Reisner Agreement pursuant to which Mr. Reisner receives a base salary in the amount of $225,000 per year and subject to an additional $25,000 bonus.

Bal Bhullar

On February 19, 2019, Ms. Bhullar bought 3,800 common shares at price of USD$4.59 and 100 shares at a price of USD$4.57. On March 19, 2019, we granted 400,000 stock options to Ms. Bhullar having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 1,100,000 stock options to Ms. Bhullar having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, we entered into a Consulting Agreement with BKB Management Ltd., a company under the control and direction of Ms. Bhullar, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. Bonus of $36,000 was paid at the end of 2019. On January 1, 2020, we entered into the Bhullar Agreement with Ms. Bhullar, and which superseded the Consulting Agreement, and pursuant to which Ms. Bhullar receives $280,000 per year.

Steven Sanders

On May 5, 2018, we issued a stock option to purchase 75,000 of our common shares at USD$9.00 to Steven Sanders in exchange for his services as a director of our Company. The stock option vested in equal quarters every three months with the first quarter vesting on the date the options were granted, and they have now been cancelled. On March 19, 2019, we granted 120,000 stock options to Mr. Sanders having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Mr. Sanders having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Mr. Sanders now receives directors’ fees of USD$125,000 annually.

Jerry Kroll

On October 16, 2017, Jerry Kroll, our then CEO, entered into a Share Pledge Agreement with Zongshen to guarantee our payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of USD$4.00. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen at a deemed issue price of USD$4.00 per common share.

From February 16, 2015 to November 13, 2015, Mr. Kroll provided us with a loan in the aggregate amount of $185,000. These loans were unsecured, non-interest bearing and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in our accounting records. On January 20, 2016, we repaid $135,000 of these loans and $50,000 was repaid through the issuance of 62,500 post-subdivision units of our Company at a price of $0.80 per unit.

On February 16, 2015, Mr. Kroll acquired 3,500,000 common shares of our Company and Ascend Sportmanagement Inc., a corporation under the control and direction of Mr. Kroll, acquired 5,000,000 common shares at a price of $0.0004 per common share pursuant to a private placement. In addition, on June 15, 2015, Mr. Kroll acquired 25,000 units of our Company at a price of $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $0.80 per common share and is exercisable until June 15, 2020. Furthermore, on January 22, 2016, Mr. Kroll acquired 62,500 units of our Company at a price of $0.80 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $2.00 per common share and is exercisable until January 22, 2021.

On June 11, 2015, we granted 22,500,000 stock options to Mr. Kroll having an exercise price of $0.30 per common share and being exercisable until June 11, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 20,454,545 of those stock options. As of the date hereof, Mr. Kroll holds 2,045,455 of those stock options. In addition, on December 9, 2015, we granted 2,500,000 stock options to Mr. Kroll having an exercise price of $0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 2,272,777 of those stock options. As of the date hereof, Mr. Kroll holds 227,273 of those stock options. On February 17, 2017, we granted 5,000 stock options to Mr. Kroll having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018 we granted 5,000 stock options to Mr. Kroll having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025. On August 4, 2019, Mr. Kroll was granted 1,250,000 stock options with an exercise price of USD$2.45 per common share and is exercisable until August 4, 2026.

On January 15, 2019, we entered into the Kroll Agreement with Mr. Kroll, which superseded our Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019, we entered into the Continuing Relationship Agreement with Mr. Kroll, which superseded the Kroll Agreement, and pursuant to which Mr. Kroll receives a fee of $300,000 over a period of 12 months.

Luisa Ingargiola

On May 5, 2018, we issued stock options to purchase 75,000 of our common shares at USD$9.00 to Luisa Ingargiola in exchange for her services as a director of our Company. These options vested in equal quarters every three months with the first quarter vesting on the date the options were granted and they have now been cancelled. On March 19, 2019, we granted 120,000 stock options to Ms. Ingargiola having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Ms. Ingargiola having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Ms. Ingargiola receives directors’ fees of USD$80,000 annually.

Jack Austin

On November 20, 2018 we appointed the Honorable Jack Austin to our Board of Directors. In conjunction with such appointment Mr. Austin was granted 120,000 stock options with an exercise price of USD$1.53, and being exercisable until November 20, 2023, and directors’ fees of $60,000 annually. On December 6, 2019, we granted 225,000 stock options to Mr. Austin having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026.

Joanne Yan

On November 7, 2016, Joanne Yan acquired 50,000 units of our Company at a price of $0.3634 per unit. Ms. Yan has only 25,000 common shares left. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of $4.00 per common share and is exercisable until November 7, 2021.

On February 17, 2017, we granted 2,500 stock options to Ms. Yan having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. On January 5, 2018, we granted 2,500 stock options to Ms. Yan having an exercise price of US$9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted 120,000 stock options to Ms. Yan having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Ms. Yan having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Ms. Yan receives directors’ fees of $60,000 annually.

Peter Savagian

On October 16, 2019 we appointed Peter Savagian to our Board of Directors. In conjunction with such appointment Mr. Savagian was granted 120,000 stock options with an exercise price of USD$1.80 per common share, and being exercisable until October 16, 2026, and directors’ fees of USD$60,000 annually. On December 6, 2019, we granted 225,000 stock options to Mr. Savagian having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

Shaun Greffard

On August 13, 2015, we granted 25,000 stock options to Shaun Greffard having an exercise price of $0.30 per common share and being exercisable until August 13, 2022. In addition, on December 9, 2015, we granted 12,500 stock options to Mr. Greffard having an exercise price of $0.80 per common share and being exercisable until December 9, 2022. On February 17, 2017, we granted 125,000 stock options to Mr. Greffard having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Greffard having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025. Mr. Greffard was paid a directors’ fee of $60,000 for fiscal 2019 and resigned on December 6, 2019.

Isaac Moss

On January 5, 2018 we granted 125,000 stock options to Mr. Moss having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025, and these stock options have now been cancelled. On March 19, 2019, we granted 250,000 stock options to Mr. Moss having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 750,000 stock options to Mr. Moss having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

In December of 2017 Mr. Moss entered into the Moss Agreement with our Company which was amended in each of August of 2018 and January of 2019. A bonus of $25,000 for 2019 was paid in 2020. As at May 1, 2019the Company pays a monthly fee of $20,833 to Mr. Moss under the Moss Agreement.

Ian Ball

On August 13, 2015, we granted 250,000 stock option to Iain Ball having an exercise price of $0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 227,273 of those stock options. As of the date hereof, Mr. Ball holds 22,727 of those stock options. In addition, on December 9, 2015, we granted 375,000 stock options to Mr. Ball having an exercise price of $0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 340,909 of those stock options. On February 17, 2017, we granted 5,000 stock options to Mr. Ball having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Ball having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted 183,182 stock options to Mr. Ball having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. Mr. Ball resigned as an executive officer of our Company on June 30, 2019.

On August 19, 2015, Mr. Iain Ball acquired 31,250 units of our Company at a price of $0.80 per unit. Each unit consisted of one common share and one common share purchase warrant, and each warrant is exercisable for one additional common share at a price of $2.00 per common share and is exercisable until August 19, 2020.

Ed Theobald

On February 16, 2015, Ed Theobald acquired 250,000 common shares of our Company at a price of $0.0004 per common share pursuant to a private placement.

On August 13, 2015, we granted 250,000 stock options to Mr. Theobald having an exercise price of $0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 227,273 of those stock options. In addition, on December 9, 2015, we granted 375,000 stock options to Mr. Theobald having an exercise price of $0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 340,909 of those stock options. On February 17, 2017, we granted 5,000 stock options to Mr. Theobald having an exercise price of $2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted 5,000 stock options to Mr. Theobald having an exercise price of USD$9.60 per common share and being exercisable until January 5, 2025. Mr. Theobald resigned as an executive officer of our Company on June 30, 2019.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles, which we expect to occur in the three full years from the commencement of production. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 7.3% of our common shares. The production plan in the manufacturing agreement is 75,000 SOLOs over a period of three years once mass scale production has begun. We anticipate to start production in 2020. Under the agreement we agreed to reimburse Zongshen for the actual cost of the prototype tooling and molds in amount of $1.8 million and the mass production tooling and molds estimated to be $6.9 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds. At December 31, 2019, the Company had paid 90% of prototype tooling and molds and 89% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis and during the period no units had been produced using the production tooling and molds

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP, and by the report of the Company’s prior independent registered public accounting firm, Dale Matheson Carr-Hilton Labonte LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors’ discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares are traded on Nasdaq under the symbol “SOLO”.

B. Plan of Distribution

Not applicable.

C. Markets

Please see Item 9.A above.

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

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors at the expiration of the last annual meeting of our Company’s shareholders.

Our Articles provide that our directors may from time to time, on behalf of our Company, without shareholder approval:

•	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

•	increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

•	if we are authorized to issue shares of a class of shares with par value;

•	decrease the par value of those shares;

•	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

•	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value;

•	consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;

•	subdivide all or any of its unissued or fully paid issued shares without par value;

•	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

•	alter the identifying name of any of its shares;

•	consolidate all or any of its unissued or fully paid issued shares without par value;

•	otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Our Articles also provide that we may by resolution of the directors authorize an alteration to our Notice of Articles to change our name or adopt or change any translation of that name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Board of Directors held at regular intervals may be held at the place and at the time that the Board of Directors may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communication medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the Business Corporations Act and our Articles to be present at the meeting and to have agreed to participate in that manner.

Our Articles provide that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

Our Articles do not restrict: (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the Business Corporations Act generally requires a director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board of Directors and to abstain from voting on any resolution to approve the contract or transaction, failing which the British Columbia Supreme Court may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to us for any profit or gain realized on it, or both); or (ii) our directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

Rights, Preferences and Restrictions Attaching to Our Shares

The Business Corporations Act provides the following rights, privileges, restrictions and conditions attaching to our common shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

•	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

•	subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as and when declared by the Board of Directors.

Our preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter our Articles and authorize the alteration of our Notice of Articles, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that we are authorized to issue and determine that there is no such maximum number or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

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

Limitations on Rights of Non-Canadians

Our Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See “Canadian Federal Income Tax Considerations For United States Residents” below.

There is no limitation imposed by Canadian law or by our Articles or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

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

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called WTO investor that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister of Industry after its determination for any particular year. For 2020, this amount is $1.075 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.613 billion); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security”, the Minister of Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of injurious to national security. Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act; and

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

SOLO Manufacturing Agreement

On October 2, 2017, we announced a manufacturing agreement with Zongshen to produce 75,000 SOLO all-electric vehicles. We anticipate the production will commence in 2020 and that the 75,000 SOLOs under the agreement will be completed in the three years from the commencement of production. Under the agreement we agreed to reimburse Zongshen for: (i) the cost of the prototype tooling and molds estimated to be $1.8 million, which was due on or before March 18, 2018 and which has been postponed we anticipate until the second quarter of 2019 due to Zongshen not then completing the prototype of the tooling and molds; and (ii) the mass production tooling and molds estimated to be $7.8 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds and 10% upon delivery to the Company of the first production vehicle. At December 31, 2019, the Company has completed the prototype tooling and molds with an actual cost of $1.9 million, as assessed by the Company, the prototype tooling and molds will be used for the mass production and the mass production tooling and molds cost is estimated to be $6.9 million. The Company had paid 90% of prototype tooling and molds and 89% of the mass production tooling and molds.

Share Pledge Agreement

In connection with the manufacturing agreement with Zongshen, on October 16, 2017, Jerry Kroll, our then CEO, entered into a Share Pledge Agreement to guarantee the payment by us for the cost of the prototype tooling and molds estimated to be $1.8 million to Zongshen through the pledge of 400,000 of our common shares at a deemed price of USD$4.00 per share. We have agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen under the Share Pledge Agreement.

Share Purchase Agreement

On October 18, 2017 we entered into the SPA to acquire InterMeccanica, which replaced our then Joint Operating Agreement with the same. Under the SPA, we agreed to purchase all the shares of InterMeccanica for $2,500,000. In addition to an initial payment of $100,000 in 2016, during the nine months ended September 30, 2017, an additional $200,000 was paid. On October 18, 2017, we paid $700,000, and entered into a Note for the balance of $1,500,000 of the purchase price. On January 28, 2018, we paid off all of the principal and interest due on the Note for $1,520,548.

D. Exchange Controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Information For United States Residents” below.

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

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. The 2016 threshold is $600 million, which threshold will be increased to $800 million in April 2017 for a two-year period. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

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

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof  (the “Regulations”), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

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

In addition, we have filed with the SEC a registration statement on Form F-1 under the Securities Act and the documents referred to in this Annual Report have been filed as exhibits to such Form F-1 with the SEC and may be inspected and copied at the public reference facility maintained by the SEC at 100F. Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

We have four subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan corporation; and EMV Automotive (Chongqing) Technology Inc., a PRC corporation. We own 100% of the voting and dispositive control over all subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As most of our cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. Our secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of government grant, refundable government value added taxes and interest receivable from the major financial institution with high credit rating.

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

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2019, 2018 and 2017 (amounts payable to related parties is included with trade payables in the tables below):

At December 31, 2019	Within one year	Between one and five years	More than five years
Trade payables	$693,502	-	-
Accrued liabilities	1,159,212	-
Due to related parties	275,512	-	-
Shareholder loan	2,076	-	-
	$2,130,302	$-	$-

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$635,622	-	-
Accrued liabilities	543,908	-
Due to related parties	83,331	-	-
Shareholder loan	6,230	-	-
	$1,269,091	$-	$-

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables	457,520	-	-
Accrued liabilities	649,456	-	-
Due to related parties	16,814	-	-
Shareholder loan	10,383
Promissory note	1,500,000	-	-
	$2,757,810	$-	$-

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

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$10,555,007	$18,048,270	$5,596,635
Restricted cash	$81,981	$54,602	$-
Receivables	$192,998	$51,164	$-
Trade payables and accrued liabilities	$(105,896)	$(382,087)	$(138,794)
	$10,724,090	$17,771,949	$5,457,841

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on our net loss of $18,950 for the period ended December 31, 2017. A 1% change in market interest rates would have an impact on the Company’s net loss of $164,830 for the year ended December 31, 2018. A 1% change in market interest rates would have an impact on the Company’s net loss of $84,250 for the year ended December 31, 2019.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Cash and receivables:
Cash and cash equivalents	$11,095,848	$18,926,933	$8,610,996
Restricted cash	$184,314	$110,707	$-
Receivables	$144,391	$237,507	$243,639
	$11,424,553	$19,275,147	$8,854,635

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Non-derivative financial liabilities:
Bank Loan	$-	$-	$123,637
Trade payable and accrued liabilities	$2,128,226	$1,262,861	$1,123,790
Shareholder loan	$2,076	$6,230	$10,383
Promissory Note	$-	$-	$1,500,000
Derivative liability	$7,072,134	$4,752,875	$3,655,686
	$9,202,436	$6,021,966	$6,413,496

Fair Value

The fair value of the Company’s financial assets and liabilities, other than the derivative liability which is measured at fair value, approximates the carrying amount.

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

Financial liabilities measured at fair value at December 31, 2019 consisted of the derivative liability, which includes transferrable warrants and non-transferrable warrants. Transferrable warrants are measured using level 1 inputs and non-transferrable warrants are measured using level 2 inputs.

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the NASDAQ exchange.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility

The following is an analysis of derivative liabilities as at December 31, 2019, 2018 and 2017:

	As at December 31, 2019
	Level 1	Level 2	Level 3
Derivative liabilities	$1,577,700	$5,494,434	Nil

	As at December 31, 2018
	Level 1	Level 2	Level 3
Derivative liabilities	$2,726,757	$2,026,119	Nil

	As at December 31, 2017
	Level 1	Level 2	Level 3
Derivative liabilities	Nil	$3,655,690	Nil

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

Use of Proceeds

On August 23, 2018, we completed an offering of 2,353,000 common shares and warrants to purchase 5,411,900 common shares. The offering was registered with the SEC on Form F-1 (File No. 333-222814). We received USD$9.1 million in net proceeds from this offering. Of the proceeds from this offering that we have used, the majority have been used to advance the mass production of the SOLO and the remainder for working capital purposes. If the warrants sold in this offering are exercised, we will receive gross proceeds of $23,000,575. The proceeds, if any, would be used for general corporate and working capital purposes.

On November 9, 2018, we completed an offering of 4,250,000 common shares. The offering was registered with the SEC on Form F-3 (File No. 333-227883). We received USD$7.75 million in net proceeds from this offering. Of the proceeds from this offering that we have not yet used, the majority will be used to advance the development of the Tofino.

On March 27, 2019, we completed an offering of 3,333,334 common shares. The offering was registered with the SEC on Form F-3 (File No. 333-227883). We received approximately USD$11 million in net proceeds from this offering. We have not yet fully used the net proceeds from this offering. The proceeds from this offering that we have used were used to advance the development of the Tofino. We expect to use approximately 45% of the net proceeds of the offering for the design and development of our proposed two-seater sports car, the Tofino, approximately 45% for the production of the SOLO and the remainder for working capital and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2019. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2019.

As a result of the 2018 year-end assessment process, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, which was pervasive in nature, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at December 31, 2018. In 2018 this deficiency resulted in certain adjustments to share based payments, share issue costs and financial instruments. As previously reported in our fiscal 2018 Annual Report on Form 20-F, the adjustments were ultimately recorded in our December 31, 2018 financial statements and no material misstatement of prior period published financial statements resulted from the material weakness identified.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management has designed and implemented revised controls and procedures which management believes address the material weakness. These controls and procedures include adding additional financial resources, establishing a more comprehensive schedule for management review and establishing additional review procedures over the accounting for complex and non-routine transactions. Prior to the issuance of this Annual Report, we successfully completed the remediation of these control deficiencies and have as such concluded that the material weaknesses have been remediated as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended December 31, 2019, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Luisa Ingargiola, Steven Sanders, Joanne Yan and Jack Austin, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq.

Our Board of Directors has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, we believe that each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct and Ethics (the “Code of Ethics”) that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Bal Bhullar, CFO, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, or by email at bal@electrameccanica.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 27, 2018, we appointed KPMG LLP (“KPMG”) as its independent registered public accounting firm. KPMG replaced Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) who had been the Company’s independent registered public accounting firm since inception.

The following table sets forth information regarding the amount billed and accrued to us by KPMG for the fiscal year ended December 31, 2019 and 2018:

	Period Ended December 31
	2019	2018
Audit Fees:	$153,043	$57,100
Audit Related Fees:	$-	$-
Tax Fees:	$37,150	$-
Total:	$190,193	$57,100

The following table sets forth information regarding the amount billed to us by DMCL for the fiscal year ended December 31, 2019 and 2018:

	Period Ended December 31
	2019	2018
Audit Fees:	$-	$-
Audit Related Fees:	$23,913	$33,000
Tax Fees:	$2,000	$-
Total:	$25,913	$33,000

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees”, and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer and our common shares are listed on Nasdaq Capital Market. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking.

In addition, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company.

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

Year Ended December 31, 2019 and 2018

Expressed in Canadian Dollars

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Electrameccanica Vehicles Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electrameccanica Vehicles Corp. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of IFRS 16 – Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Vancouver, Canada
March 25, 2020

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Electrameccanica Vehicles Corp.

We have audited the accompanying consolidated financial statements of Electrameccanica Vehicles Corp. which comprise the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2017, and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and the cash flows of Electrameccanica Vehicles Corp. for the year ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 2, 2018

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3	$11,095,848	$18,926,933
Receivables	4	440,930	1,190,689
Prepaid expenses		6,580,976	2,268,776
Inventory		750,151	420,737
		18,867,905	22,807,135
Non-current assets
Restricted cash		184,314	110,707
Plant and equipment	5	9,990,542	5,323,766
Goodwill and other intangible assets	6	1,239,131	1,239,123
TOTAL ASSETS		$30,281,892	$29,480,731

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	2,128,226	1,262,861
Customer deposits		411,479	303,076
Construction contract liability		199,465	99,707
Shareholder loan		2,076	6,230
Deferred income tax	9	42,855	149,794
Current portion of lease liabilities	8	604,886	-
		3,388,987	1,821,668

Non-current liabilities
Derivative liability[1]	10	7,072,134	4,752,875
Lease liabilities	8	858,790	-
TOTAL LIABILITIES		11,319,911	6,574,543

EQUITY
Share capital	11	66,574,255	46,622,299
Deficit		(62,116,008)	(31,373,697)
Reserves		14,503,734	7,657,586
TOTAL EQUITY		18,961,981	22,906,188
TOTAL LIABILITIES AND EQUITY		$30,281,892	$29,480,731

Nature and continuance of operations (Note 1)

Commitments (Notes 5)

On behalf of the Board of Directors.

Director	Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 11.

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Year ended
	Note	December 31, 2019	December 31, 2018	December 31, 2017
Revenue		$775,821	$777,302	$109,173
Cost of revenue		646,441	575,172	63,950
Gross profit		129,380	202,130	45,223

Operating expenses
Amortization	5	1,066,906	278,621	124,134
General and administrative expenses	13	8,088,529	5,490,938	2,373,251
Research and development expenses	14	9,514,520	5,566,036	4,430,386
Sales and marketing expenses	15	1,743,855	1,386,901	631,381
Stock-based compensation expense	11	6,816,321	3,228,508	889,511
Share-based payment expense	11	213,720	1,109,531	1,085,716
		27,443,851	17,060,535	9,534,379

Operating loss		(27,314,471)	(16,858,405)	(9,489,156)

Other items
Interest income		(99,477)	-	-
Accretion interest expense		-	-	69,562
Changes in fair value of warrant derivative	10	2,926,392	(7,707,051)	186,269
Finder’s fee on convertible loan		-	-	258,542
Impairment of goodwill		-	-	1,342,794
Issue costs allocated to derivative liability	10	-	1,493,554	-
Other income		(89,448)	-	-
Foreign exchange loss (gain)		795,172	(605,096)	20,049

Loss before taxes		(30,847,110)	(10,039,812)	(11,366,372)

Income tax recovery		(104,799)	(1,667)	-

Net loss		(30,742,311)	(10,038,145)	(11,366,372)

Other comprehensive income/(loss)		66,210	(10,005)	-

Comprehensive Loss		$(30,676,101)	$(10,048,150)	$(11,366,372)
Loss per share – basic and fully diluted		$(0.85)	$(0.38)	$(0.52)

Weighted average number of shares outstanding – basic and fully diluted	11	35,998,152	26,582,664	21,818,315

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

Years ended December 31, 2019, 2018 and 2017

		Share capital
	Note	Number of shares	Amount net of share issue cost	Share subscription	Share-based payment reserve	Equity component reserve	Foreign Currency Translation Reserve	Deficit	Total
Balance at December 31, 2016		20,891,794	11,383,996	101,500	2,351,144	39,130	-	(9,969,180)	3,906,590
Shares issued for cash		1,910,250	10,640,866	(101,500)	-	-	-	-	10,539,366
Adjustment for warrant derivative liability		-	(2,410,255)	-	-	-	-		(2,410,255)
Issuance of convertible debt		-		-	-	130,439	-		130,439
Shares issued for finders fees		107,005	709,522	-	3,223	-	-	-	712,745
Shares issued upon conversion of convertible debt		810,057	1,657,845	-	-	(169,569)	-	-	1,488,276
Shares and warrants issued for services		75,000	811,308	-	274,408	-	-	-	1,085,716
Stock-based compensation		-	-	-	889,511	-	-	-	889,511
Share subscription		-	(75,000)	750,000	-	-	-	-	675,000
Net and comprehensive loss for the year		-	-	-	-	-	-	(11,366,372)	(11,366,372)
Balance at December 31, 2017		23,794,106	22,718,282	750,000	3,518,286	-	-	(21,335,552)	5,651,016
Shares issued for cash, net of derivative liability		8,028,521	21,175,610	(750,000)	940,071	-	-	-	21,365,681
Shares issued for finders fees		2,286	23,678	-	-	-	-	-	23,678
Shares issued pursuant to exercise of warrants		294,232	1,639,449	-	-	-	-	-	1,639,449
Shares issued for stock option exercised		6,198	31,669	-	(19,274)	-	-	-	12,395
Shares issued for services		207,000	1,033,611	-	-	-	-	-	1,033,611
Stock-based compensation		-	-	-	3,228,508	-	-	-	3,228,508
Net loss for the year		-	-	-	-	-	--	(10,038,145)	(10,038,145)
Foreign currency translation reserve		-	-	-	-	-	(10,005)	-	(10,005)
Balance at December 31, 2018		32,332,343	46,622,299	-	7,667,591	-	(10,005)	(31,373,697)	22,906,188
Shares issued for cash		3,333,334	14,699,097	-	-	-	-	-	14,699,097
Shares issued pursuant to exercise of warrants	11	1,116,323	4,802,419	-	-	-	-	-	4,802,419
Shares issued for stock option exercised	11	137,304	110,484	-	(36,383)	-	-	-	74,101
Shares issued for services	11	140,070	390,148	-	-	-	-	-	390,148
Shares cancelled	11	(10,000)	(50,192)	-	-	-	-	-	(50,192)
Stock-based compensation	11	-	-	-	6,816,321	-	-	-	6,816,321
Net loss for the year		-	-	-	-	-	-	(30,742,311)	(30,742,311)
Foreign currency translation reserve		-	-	-	-	-	66,210	-	66,210
Balance at December 31, 2019		37,049,374	$66,574,255	$-	$14,447,529	$-	$56,205	$(62,116,008)	$18,961,981

On May 15, 2018 the Company completed a reverse share split on a 2:1 basis, all references to number of shares have been retroactively adjusted throughout these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Operating activities
Loss for the year	$(30,742,311)	$(10,038,145)	$(11,366,372)
Adjustments for:
Amortization	1,066,906	278,621	124,134
Stock-based compensation expense	6,816,321	3,228,508	889,511
Share-based payment expense	213,720	1,109,531	1,085,716
Accretion interest expense	-	-	69,562
Interest income	(99,477)	-	-
Finder’s fee on convertible loan	-	-	258,542
Impairment of goodwill	-	-	1,342,794
Impairment of trademark and patents	-	-	19,174
Changes in fair value of warrant derivative	2,926,392	(7,707,051)	186,269
Deferred income tax recovery	(106,939)	-	-
Changes in non-cash working capital items:
Receivables	865,323	(946,552)	93,210
Prepaid expenses	(4,312,200)	(1,343,745)	(657,713)
Inventory	(329,414)	(183,444)	(44,092)
Trade payables and accrued liabilities	991,601	62,975	568,850
Customer deposits and construction contract liability	208,161	(44,288)	110,335
Net cash flows used in operating activities	(22,501,917)	(15,583,590)	(7,320,080)

Investing activities
Investments in restricted cash	(73,607)	(110,707)	-
Expenditures on plant and equipment	(3,642,838)	(4,172,700)	(1,264,265)
Purchase of Intermeccanica International Inc.	-	-	(900,000)
Cash received on business combination	-	-	59,449
Expenditures on intangible assets	(5,008)	(8,042)	-
Net cash flows used in investing activities	(3,721,453)	(4,291,449)	(2,104,816)
Financing activities
Proceeds/(repayment) of bank loan	-	(123,637)	123,637
Proceeds from convertible loans	-	-	2,441,225
Interest received	122,287	-	-
Interest paid	(482)	-	-
Interest on lease payments	(137,892)	-	-
Repayment of shareholder loans	(4,154)	(4,153)	(33,155)
Repayment of promissory note	-	(1,500,000)	-
Repayment of leases	(622,168)	-	-
Proceeds from share subscription	-	-	750,000
Proceeds on issuance of common shares – net of issue costs	14,699,097	31,845,439	10,837,902
Proceeds from issuance of common shares for options exercised	74,101	-	-
Proceeds from issuance of common shares for warrants exercised	4,195,286	-	-
Net cash flows from financing activities	18,326,075	30,217,649	14,119,609

Increase/(decrease) in cash and cash equivalents	(7,897,295)	10,342,610	4,694,713
Effect of exchange rate changes on cash	66,210	(26,673)	-
Cash and cash equivalents, beginning	18,926,933	8,610,996	3,916,283
Cash and cash equivalents, ending	$11,095,848	$18,926,933	$8,610,996
Supplemental schedule of non-cash financing and investing transactions:
Shares issued for services	213,720	1,109,531	1,085,716
Issuance of promissory note for acquisition of Intermeccanica	-	-	1,500,000

The accompanying notes are an integral part of these consolidated financial statements

1.             Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles. The Company acquired Intermeccanica International Inc. (“Intermeccanica”) on October 18, 2017 whose principal activity is the development and manufacturing of high-end custom-built vehicles. On January 22, 2018, the Company incorporated a wholly-owned subsidiary EMV Automotive USA Inc. in Nevada, USA. On October 15, 2019, the Company incorporated a wholly-owned subsidiary EMV Automotive Technology (Chongqing) Inc. in Chongqing, China. On November 22, 2019, the Company incorporated SOLO EV, LLC, a wholly-owned subsidiary of EMV Automotive USA Inc., in Michigan, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2019, the Company’s principal activity, the development and manufacture of electric vehicles, is in the development stage, and the Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle development and manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that cast substantial doubt about the Company’s ability to continue as a going concern. Management primarily intends to finance its operations over the next twelve months through private placement and/or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its consolidated statement of financial position.

2.             Significant accounting policies and basis of preparation

The consolidated financial statements were authorized for issue on March 25, 2020 by the directors of the Company.

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

These consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of new accounting policies that were adopted on January 1, 2019 as described in this Note.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., Intermeccanica from the date of its acquisition on October 18, 2017 (Note 6), EMV Automotive Technology (Chongqing) Inc. from the date of its incorporation on October 15, 2019, and SOLO EV, LLC from the date of its incorporation on November 22, 2019 . Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

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

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, the estimated amount of scientific research and experimental development (SR&ED) tax credits, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment in the Company’s consolidated financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

-	the classification of financial instruments; and

-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Foreign currency translation

The Company’s functional and presentation currency is Canadian dollars. The functional currency of EMV Automotive USA Inc. is US dollars and EMV Automotive Technology (Chongqing) Inc. is Chinese RMB.

(i) Transactions in foreign currency

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period-end foreign currency rates. Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in profit or loss.

(ii) Foreign operations translation

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end foreign currency rates. Revenues and expenses of foreign operations are translated into Canadian dollars at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive loss.

Segment reporting

The Company’s operations currently consist of two operating segments, which are its reportable segments.

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (loss) (“ FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities

Financial assets/liabilities

Cash and cash equivalents	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Shareholder loan	Amortized cost
Derivative liability	FVTPL

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

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

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Revenue from contracts with customers

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

Sales of custom build vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Sales of electric vehicles:

The Company will be manufacturing and selling electric powered one-seater vehicles (“SOLO”), which has not yet been commercialized. At this time, proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research and development expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Customer deposits

Customer deposits consist primarily of advance payments from customers who order the SOLO vehicles. The deposit will be recognized as revenue when the Company starts commercial production and transfers control to the customer which generally occurs upon delivery.

Construction contract liabilities

Construction contract liabilities consist primarily of advance payments from customers who order custom-built vehicles. The deposit is recognized as revenue when the Company has transferred control to the customer which generally occurs upon shipment.

Inventory

Inventory consists of parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Trademarks and patents

The Company expenses legal fees and filing costs associated with the development of its trademarks and patents.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the consolidated statements of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statements of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer hardware	33%
Computer software	50%
Vehicles	33%
Leasehold improvements	over term of lease
Right of use assets	over term of lease
Production tooling and molds	per unit produced

Share-based payments

Share-based compensation expenses are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payment expenses to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the share-based payment reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These capitalized costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

Derivative Liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statements of financial position and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated statement of financial position at their fair value on the date of issuance and will be revalued on each subsequent statements of financial position date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Change in accounting policy - Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaced IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 introduces a single lessee accounting model eliminating the previous distinction between finance and operating leases. IFRS 16 requires the recognition of lease-related assets and liabilities on the statements of financial position, except for short-term leases and leases of low value underlying assets. Lessor accounting remained substantially unchanged.

The Company adopted IFRS 16 on January 1, 2019. The Company transitioned to IFRS 16 in accordance with the modified retrospective approach. The comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease. In calculating the lease liability at this date, the Company has chosen to apply practical expedients in IFRS 16, which include:

(i)	recognition exemption of short-term leases;

(ii)	recognition exemption of low-value leases;

(iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;

(iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;

(v)	application of hindsight in determining the applicable lease term at the date of transition; and

(vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The adoption of IFRS 16 resulted in an increase of $2.1 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively, and had no impact to opening retained earnings as at January 1, 2019. The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

(i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at January 1, 2019;

(ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5% - 10% as of January 1, 2019;

(iii)	replacement of rent expense previously recorded in operating expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and

(iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019 of 5%-10%.

Operating lease commitment at December 31, 2018 as disclosed in the Company’s financial statement	$2,148,834
Discounting effect using the incremental borrowing rate at January 1, 2019	379,371
1,769,463
Extension options reasonably certain to be exercised	349,078
Lease liabilities recognized at January 1, 2019	$2,118,541

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit (CGU) assets exceeds its recoverable amount. The Company has identified two CGUs including electric vehicles, which develop and manufacture electric vehicles for mass markets, and custom-built vehicles which develop and manufacture high-end custom-built vehicles. Impairment losses are recognized in the consolidated statements of comprehensive loss.

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

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment at both CGU assets level and total assets level, or more frequently if indicators of impairment exist.

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

Tax Credits:

The Company earns scientific research and experimental development activity (“SR&ED”) tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was Canadian Controller Private Corporation as defined by Canadian income tax legislation are refundable to the Company and are recorded as a receivable, while the tax credits earned now the Company is a public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

Deferred income tax:

Deferred income tax is recognized, using the liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset if a deferred income taxes relate to the same taxable entity and the same taxation authority.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

3.             Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 90 days or less:

	December 31, 2019	December 31, 2018
Cash	$2,670,877	$2,443,938
Cash equivalent	8,424,971	16,482,995
	$11,095,848	$18,926,933

4.             Receivables

	December 31, 2019	December 31, 2018
Trade receivable	$14,986	$209,869
GST receivable	47,428	278,182
SR&ED tax credits receivable	249,111	675,000
Other receivables	129,405	27,638
	$440,930	$1,190,689

5.             Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Right-of- use assets	Production tooling and molds	Total
Cost:
At December 31, 2017	290,843	73,654	390,050	101,200	-	914,060	1,769,807
Additions	203,644	59,749	-	283,141	-	3,635,888	4,182,422
Disposals	-	-	(2,001)	-	-	-	(2,001)
December 31, 2018	494,487	133,403	388,049	384,341	-	4,549,948	5,950,228
Additions	73,691	139,863	-	129,327		3,310,971	3,653,852
Adoption of IFRS 16	-	-	-	-	2,061,469	-	2,061,469
Disposals	-	(2,150)	-	-	-	-	(2,150)
December 31, 2019	568,178	271,116	388,049	513,668	2,061,469	7,860,919	11,663,399

Amortization:
At December 31, 2017	188,606	27,147	85,764	74,607	-	-	376,124
Charge for the year	42,192	38,542	129,487	40,117	-	-	250,338
At December 31, 2018	230,798	65,689	215,251	114,724	-	-	626,462
Additions	77,975	65,600	117,326	121,951	664,797	-	1,047,649
Disposals	-	(1,254)	-	-	-	-	(1,254)
December 31, 2019	308,773	130,035	332,577	236,675	664,797	-	1,672,857

Net book value:
At December 31, 2018	$263,689	$67,714	$172,798	$269,617	$-	$4,549,948	$5,323,766
At December 31, 2019	$259,405	$141,081	$55,472	$276,993	$1,396,672	$7,860,919	$9,990,542

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

On September 29, 2017, the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement, the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥37 million ($6.9 million) as at December 31, 2019, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. At December 31, 2019, the Company has completed the prototype tooling and molds with actual cost of CNY ¥10.1 million ($1.9 million), as assessed by the Company, the prototype tooling and molds will be used for the mass production. The Company had paid 90% of prototype tooling and molds and 89% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis. No depreciation on the production tooling and molds is charged for year ended December 31, 2019 since no units had been produced using the production tooling and molds.

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

6.             Goodwill and Intangible Assets

	December 31, 2019	December 31, 2018
Identifiable intangibles on acquisition of Intermeccanica	$524,067	$529,067
Goodwill on acquisition of Intermeccanica	699,844	699,844
Other intangibles	15,220	10,212
	$1,239,131	$1,239,123

7.             Trade payables and accrued liabilities

	December 31, 2019	December 31, 2018
Trade payables	$693,502	$635,622
Due to related parties (Note 17)	275,512	83,331
Accrued liabilities	1,159,212	543,908
	$2,128,226	$1,262,861

8.             Lease liabilities

Lease obligations relate to the Company’s rent of office space and warehouse spaces. The term of the lease related to office space expires on November 1, 2020 and the term of leases related to warehouse spaces expire on August 1, 2020, August 1, 2021 and August 1, 2022 with the Company holding an option to renew two of the warehouse leases for a further five years.

The Company incurred $36,665 lease expenses for the year ended December 31, 2019 for short-term lease and low-value lease which are not included in the measurement of lease liabilities.

As at December 31, 2019, the contractual undiscounted cash flows related to leases were as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$702,498	$97,612	$604,886
Between one and five years	734,642	127,441	607,201
More than five years	275,801	24,212	251,589
	$1,712,941	$249,265	1,463,676
Current portion of lease liabilities			604,886
Non-current portion of lease liabilities			$858,790

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

9.             Income tax recovery and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Loss before tax	$(30,847,110)	$(10,039,812)	$(11,366,372)
Statutory tax rate	27%	27%	26%
Expected income tax recovery at the statutory tax rate	(8,328,720)	(2,710,749)	(2,955,257)
Lower rate on foreign subsidiaries	18,451	-	-
Change in estimates	187,481	-	-
Non-deductible items	2,543,667	(1,209,207)	279,703
Share issue costs and other	(373,412)	(969,673)	256,445
Effect of change in tax rate	-	-	(149,561)
SR&ED expenditures	-	-	183,351
Temporary differences not recognized	5,847,734	4,887,962	2,385,319
Income tax recovery	$(104,799)	$(1,667)	$-

The Company has the following deductible (taxable) temporary differences:

	December 31, 2019	December 31, 2018	December 31, 2017
Non-capital loss carry-forwards	$46,462,417	$25,284,214	$11,436,565
Plant and equipment	440,214	330,963	141,271
Share issue costs	4,869,721	4,969,038	1,983,154
SR&ED expenditures	3,150,863	2,331,495	1,397,672
ROU assets	(1,396,674)	-	-
Lease liabilities	1,463,675	-	-
Other	(350,473)	(411,487)	(558,000)
	54,639,743	32,504,223	14,400,662
Deferred tax assets not recognized	(54,798,464)	(33,059,017)	(14,955,454)
Deferred tax liability	(158,721)	(554,794)	(554,794)
			-
Deferred tax liability (tax effected at 27%)	$(42,855)	$(149,794)	$(149,794)

The non-capital losses expire between 2024 and 2039.

10.           Derivative liability

The exercise price of certain warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as a derivate liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants (See Note 11 for further information on warrants issued and outstanding).

During the year ended December 31, 2019, warrants for 646,300 shares at USD $4.25 were exercised, warrants for 625,000 shares at USD $15 and warrants for 25,000 shares at USD $24 were expired. The non-cash liability value for the warrants expired unexercised on expiring date is Nil.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

A reconciliation of the changes in fair values of the derivative liability is below:

	December 31, 2019	December 31, 2018
Balance, beginning	$4,752,875	$3,655,690
Warrants issued	-	8,935,289
Warrants exercised	(607,133)	(131,053)
Changes in fair value of derivative liabilities	2,926,392	(7,707,051)
Balance, ending	$7,072,134	$4,752,875

The fair value of the transferrable warrants was calculated using the warrant price of USD $0.50 at issuance and USD $0.32 at December 31, 2019 as quoted on the NASDAQ exchange.

11.           Share capital

Authorized share capital

Unlimited number of common shares without par value.

At December 31, 2019, the Company had 37,049,374 issued and outstanding common shares (December 31, 2018 – 32,332,343).

During the year ended December 31, 2019, the Company issued a total of 3,333,334 (December 31, 2018 – 8,028,521) common shares and Nil (December 31, 2018 – 5,411,900) transferrable warrants for gross proceeds of $16,090,029 (December 31, 2018 – 24,091,775), and 140,070 (December 31, 2018 – 207,000) common shares for service with fair value of $390,148 (December 31, 2018 – 1,033,611). Share issue costs related to these issuances was $1,390,932 (December 31, 2018 – 2,916,165). Upon the exercise of warrants, the Company issued 1,116,323 (December 31, 2018 – 294,232) common shares and received proceeds of $4,802,419 (December 31, 2018 – 1,639,449). Upon the exercise of stock options, the Company issued 137,304 (December 31, 2018 – 6,198) common shares and received proceeds of $74,101 (December 31, 2018 – 12,395). The Company cancelled 10,000 (December 31, 2018 – Nil) common shares with value of $50,192 (December 31, 2018 – Nil).

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $30,742,311 (2018 - $10,038,145) and the weighted average number of common shares outstanding of 35,998,152 (2018- 26,582,664). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company unless specific exercise extension approved by the Board.

Options granted vest based on terms and conditions set up in the option agreements.

On exercise, each option allows the holder to purchase one common share of the Company.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

The changes in options during the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	4,756,174	$2.73	28,598,750	$0.40
Options granted	8,755,000	3.00	1,307,424	9.29
Options exercised	(137,304)	0.54	(6,198)	2.00
Options expired and forfeited	(190,555)	7.28	(143,802)	3.03
Options cancelled	(275,000)	11.75	(25,000,000)	0.37
Options outstanding, ending	12,908,315	$2.07	4,756,174	$2.73

Details of options outstanding as at December 31, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.30	2.45 years	2,045,455	2,045,455
$0.30	2.62 years	229,545	229,545
$0.80	2.94 years	621,013	621,013
$0.80	3.18 years	12,500	11,979
$2.00	3.47 years	12,500	11,197
$2.00	4.13 years	344,576	323,527
$2.00	4.61 years	50,000	30,212
$9.60 USD	5.02 years	189,892	109,828
$6.18 USD	5.61 years	175,000	126,565
$1.53 USD	3.89 years	120,000	120,000
$5.00 USD	3.92 years	352,834	352,834
$3.40 USD	6.22 years	1,228,182	1,198,182
$2.62 USD	2.48 years	700,000	-
$2.45 USD	6.60 years	1,250,000	520,834
$2.53 USD	6.61 years	181,818	54,920
$1.80 USD	6.80 years	120,000	20,000
$1.91 USD	6.94 years	5,275,000	157,945
		12,908,315	5,934,036

The weighted average grant date fair value of options granted during the year ended December 31, 2019 was $1.46 (2018 - $2.27). The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended December 31, 2019	Year ended December 31, 2018
Expected life of options	3-5 years	5 years
Annualized volatility	62.29%	60%
Risk-free interest rate	1.25% - 1.58%	1.91% - 2.9%
Dividend rate	0%	0%

During the year ended December 31, 2019, the Company recognized stock-based compensation expense of $6,816,321 (2018 - $3,228,508; 2017 - $889,511).

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	22,369,718	$5.03	11,856,857	$4.70
Warrants issued	-	-	10,807,093	5.36
Warrants exercised	(1,116,322)	3.26	(294,232)	5.08
Warrants expired	(650,000)	19.93
Warrants outstanding, ending	20,603,396	$4.64	22,369,718	$5.03

At December 31, 2019, all warrants outstanding, except for 212,500 placement agents’ warrants, were exercisable. Details of warrants outstanding as at December 31, 2019 are as follows:

Exercise Price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants
$0.80 CAD - $16.00 CAD	1.81 years	11,010,059
$2.00 USD - $24.00 USD	4.15 years	5,091,969
Transferable Warrants
$4.25 USD	3.61 years	4,501,368

12.           Share Based Reserves

The share-based payment reserve records items that are recognized as stock-based compensation expense and other share-based payments until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount remains in the share-based payment reserve account.

13.           General and administrative expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Rent	$425,450	$488,273	$269,716
Office expenses	1,581,266	944,771	345,986
Legal and professional	1,846,695	1,491,818	912,347
Consulting fees	2,004,616	1,191,593	405,176
Investor relations	330,524	614,803	113,256
Salaries	1,899,978	759,680	326,770
	$8,088,529	$5,490,938	$2,373,251

14.           Research and development expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Labour	$5,834,938	$3,581,970	$1,971,945
Materials	4,311,686	3,393,295	2,763,355
Government grants	(632,104)	(1,409,229)	(304,914)
	$9,514,520	$5,566,036	$4,430,386

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

15.           Sales and marketing expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Consulting	$439,230	$531,810	$143,275
Marketing	534,558	461,731	182,723
Salaries	770,067	393,360	305,383
	$1,743,855	$1,386,901	$631,381

16.           Segmented information

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

	Year ended Dec 31, 2019		Year ended December 31, 2018
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$775,821	$-	$777,302
Gross profit	-	129,380	-	202,130
Operating expenses	26,959,167	484,684	16,604,687	455,848
Other items	3,511,958	20,681	(6,841,211)	22,618
Income tax	2,140	(106,939)	-	(1,667)
Net loss	30,473,265	269,046	9,763,476	274,669

Inventory	$307,225	$442,926	$189,182	$231,555
Plant and equipment	9,580,326	410,216	5,299,857	23,909

17.	Related party transactions

Related party balances

The following amounts are due to related parties:

	December 31, 2019	December 31, 2018
Shareholder loan	$2,076	$6,230
Due to related parties (Note 7)	275,512	83,331
	$277,588	$89,561

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	December 31, 2019	December 31, 2018	December 31, 2017
Consulting fees	$584,603	$335,114	$185,000
Salary	806,937	459,440	280,167
Directors fees	405,175	165,336	-
Stock-based compensation	5,696,960	1,497,881	659,228
	$7,493,675	$2,457,771	$1,124,395

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

18.           Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from the major financial institution with high credit rating.

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

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2019 and 2018:

At December 31, 2019	Within one year	Between one and five years	More than five years
Trade payables	$693,502	-	-
Accrued liabilities	1,159,212	-	-
Due to related parties	275,512	-	-
Shareholder loan	2,076	-	-
	$2,130,302	$-	$-

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$635,622	-	-
Accrued liabilities	543,908	-	-
Due to related parties	83,331	-	-
Shareholder loan	6,230	-	-
	$1,269,091	$-	$-

See Note 8 for information on maturity schedule for lease liabilities.

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

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$10,555,007	$18,048,270
Restricted cash	81,981	54,602
Receivables	192,998	51,164
Trade payables and accrued liabilities	(105,896)	(382,087)
	$10,724,090	$17,771,949

Based on the above net exposures, as at December 31, 2019, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $1,072,409 (2018 - $1,777,195).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $84,250 for the year ended December 31, 2019 (2018 - $164,830).

Classification of financial instruments

Financial assets included in the consolidated statements of financial position are as follows:

	December 31, 2019	December 31, 2018
Amortized cost:
Cash and cash equivalents	$11,095,848	$18,926,933
Restricted cash	184,314	110,707
Receivables	144,391	237,507
	$11,424,553	$19,275,147

Financial liabilities included in the consolidated statements of financial position are as follows:

	December 31, 2019	December 31, 2018
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$2,128,226	$1,262,861
Shareholder loan	2,076	6,230

Derivative financial liabilities:
Derivative liability	7,072,134	4,752,875
	$9,202,436	$6,021,966

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liability which is measured at fair value, approximates the carrying amount.

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

Financial liabilities measured at fair value at December 31, 2019 consisted of the derivative liability, which includes transferrable warrants and non-transferrable warrants. Transferrable warrants are measured using level 1 inputs and non-transferrable warrants are measured using level 2 inputs.

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the NASDAQ exchange.

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility. At December 31, 2019, if the volatility used was increased by 10% the impact would be an increase to the derivate liability of $540,285 with a corresponding increase in comprehensive loss.

19.       Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

3.1	Notice of Articles(1)

3.2	Articles(1)

4.1	Share Certificate – Common Shares(1)

4.2	Description of Registrant’s Securities*

10.1	Executive Employment Agreement between the Company and Jerry Kroll, dated January 1, 2019(4)

10.2	Executive Services Agreement between the Company and Ian Ball, dated July 1, 2016(1)

10.3	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

10.4	Consulting Agreement between the Company and BKB Management Ltd., dated January 1, 2019(4)

10.5	Executive Employment Agreement between the Company and Henry Reisner, dated January 1, 2019(4)

10.6	Independent Contractor Agreement between the Company and Isaac Moss, dated January 1, 2019(4)

10.7	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(2)+

10.8	Share Pledge Agreement between the Company and Jerry Kroll, dated October 16, 2017(3)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO*

13.1	Section 906 Certifications of CFO*

14.1	Code of Conduct and Ethics(2)

15.1	Consent of KPMG LLP, Chartered Professional Accountants*

15.2	Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants*

21.1	List of Subsidiaries*

99.1	2015 Stock Option Plan(1)

99.2	Audit Committee Charter(2)

99.3	Nominating Committee Charter(2)

99.4	Compensation Committee Charter(2)

99.5	Corporate Governance and Human Resources Committee Charter(2)

99.6	Enterprise Risk Oversight Committee Charter(2)

99.7	Social Media Committee Charter(2)

101.INS	XBRL Instance*

101.SCH	XBRL Taxonomy Extension Schema*

101.CAL	XBRL Taxonomy Extension Calculation*

101.DEF	XBRL Taxonomy Extension Definition*

101.LAB	XBRL Taxonomy Extension Labels*

101.PRE	XBRL Taxonomy Extension Presentation*

Notes:

*	Filed herewith.

+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.

(2)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on April 19, 2018 and incorporated herein by reference.

(3)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on February 1, 2018 and incorporated herein by reference.

(4)	Filed as an exhibit to our registration statement on Form F-3 as filed with the SEC on February 2, 2019 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ElectraMeccanica Vehicles Corp.

Date: March 25, 2020.

By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer