Form 20-F/A
period 2019-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2020-03-26
CIK 1637736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Not applicable.

EXPLANATORY NOTE

ElectraMeccanica Vehicles Corp. (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 originally filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (the “2020 Form 20-F”) to correct formatting errors that occurred in exhibits 13.1 and 15.1 of the 2020 Form 20-F as well as to add conformed signatures to exhibits 15.1 and 15.2 of the 2020 Form 20-F.

This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, Item 19, the signature page, updated certifications from the Company’s principal executive officer and principal financial officer as exhibits 12.1, 12.2 and 13.1 required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and the restated exhibits 15.1 and 15.2.

Except as provided above, no other changes have been made to the 2020 Form 20-F or to the audited financial statements as included in the 2020 Form 20-F.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

3.1	Notice of Articles(1)

3.2	Articles(1)

4.1	Share Certificate – Common Shares(1)

10.1	Executive Employment Agreement between the Company and Jerry Kroll, dated January 1, 2019(4)

10.2	Executive Services Agreement between the Company and Ian Ball, dated July 1, 2016(1)

10.3	Executive Services Agreement between the Company and Ed Theobald, dated July 1, 2016(1)

10.4	Consulting Agreement between the Company and BKB Management Ltd., dated January 1, 2019(4)

10.5	Executive Employment Agreement between the Company and Henry Reisner, dated January 1, 2019(4)

10.6	Independent Contractor Agreement between the Company and Isaac Moss, dated January 1, 2019(4)

10.7	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(2)+

10.8	Share Pledge Agreement between the Company and Jerry Kroll, dated October 16, 2017(3)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

14.1	Code of Conduct and Ethics(2)

15.1	Consent of KPMG LLP, Chartered Professional Accountants*

15.2	Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants*

21.1	List of Subsidiaries**

99.1	2015 Stock Option Plan(1)

99.2	Audit Committee Charter(2)

99.3	Nominating Committee Charter(2)

99.4	Compensation Committee Charter(2)

99.5	Corporate Governance and Human Resources Committee Charter(2)

99.6	Enterprise Risk Oversight Committee Charter(2)

99.7	Social Media Committee Charter(2)

Notes:

*	Filed herewith.
**	Previously filed as an exhibit to our Annual Report on Form 20-F filed with the SEC on March 25, 2020
+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.
(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.
(2)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on April 19, 2018 and incorporated herein by reference.
(3)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on February 1, 2018 and incorporated herein by reference.
(4)	Filed as an exhibit to our registration statement on Form F-3 as filed with the SEC on February 2, 2019 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ElectraMeccanica Vehicles Corp.

Date: March 25, 2020.

By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer

3