Form 20-F
period 2020-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2021-03-23
CIK 1637736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

89,309,563 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, the size and value of the order book and the number of orders, the number and timing of building pre-production vehicles, the projection of timing and delivery of SOLOs or Tofinos in the future, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, estimated costs of machinery to equip a new production facility, trends in the market in which we operate and the plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to build pre-production SOLOs and to begin production deliveries within certain timelines; the Company’s expected production capacity; prices for machinery to equip a new production facility; labor costs and material costs remaining consistent with the Company’s current expectations; production of SOLOs and Tofinos meeting expectations and being consistent with estimates; equipment operating as anticipated; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D - “Risk Factors” herein. In particular, and without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” herein are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

•	general economic and business conditions, including changes in interest rates;

•	prices of other electric vehicles, costs associated with manufacturing electric vehicles and other economic conditions;

•	natural phenomena, including the current COVID-19 pandemic;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the electric vehicle market;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	misjudgments in the course of preparing forward-looking statements;

•	the Company’s ability to raise sufficient funds to carry out its proposed business plan;

•	consumers’ willingness to adopt three-wheeled single seat electric vehicles;

•	declines in the range of the Company’s electric vehicles on a single charge over time may negatively influence potential customers’ decisions to purchase such vehicles;

•	developments in alternative technologies or improvements in the internal combustion engine;

•	inability to keep up with advances in electric vehicle technology;

•	inability to design, develop, market and sell new electric vehicles and services that address additional market opportunities;

•	dependency on certain key personnel and any inability to retain and attract qualified personnel;

•	inexperience in mass-producing electric vehicles;

•	inability to reduce and adequately control operating costs;

•	failure of the Company’s vehicles to perform as expected;

•	inexperience in servicing electric vehicles;

•	inability to succeed in establishing, maintaining and strengthening the ElectraMeccanica brand;

•	disruption of supply or shortage of raw materials;

•	the unavailability, reduction or elimination of government and economic incentives;

•	failure to manage future growth effectively; and

•	labor and employment risks.

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

PART I

The following discussion and analysis, prepared for the year ended December 31, 2020, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2020 and the notes thereto. Unless stated otherwise, all amounts herein are reported in U.S. dollars based upon financial statements prepared in accordance with IFRS as issued by the IASB. As at December 31, 2020, the Company’s functional currency is the Canadian dollar, and the presentation currency is US dollars. The change in presentation currency is discussed in Note 3 to our annual consolidated financial statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information expressed in U.S. dollars as set forth below has been derived from our financial statements for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.

Consolidated Statement of Net Loss

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017(1)	Year ended December 31, 2016(1)
Revenues	$568,521	$585,584	$599,757	$84,203	$-
Gross Profit	$(130,934)	$98,041	$155,961	$34,880	$-
Net Loss	$63,046,905	$23,212,698	$7,745,313	$8,766,678	$6,775,835
Loss per Share – Basic and Diluted	$1.08	$0.64	$0.29	$0.40	$0.41

Consolidated Statement of Financial Position

	December 31, 2020	December 31, 2019	December 31, 2018(1)	December 31, 2017(1)	December 31, 2016(1)
Cash and cash equivalents	$129,450,676	$8,560,624	$13,951,951	$6,839,172	$2,914,228
Current Assets	$135,312,266	$14,556,890	$16,812,234	$7,948,473	$3,301,823
Total Assets (2)	$145,754,382	$23,362,963	$21,731,661	$10,056,138	$3,562,726
Current Liabilities(2)	$4,556,443	$2,614,657	$1,342,838	$2,664,408	$655,710
Total Liabilities(2)	$23,075,092	$8,733,492	$4,846,410	$5,567,892	$655,710
Shareholders’ Equity (Deficit)	$122,679,290	$14,629,471	$16,885,251	$4,488,246	$2,907,016

Our audited consolidated financial statements for the two years ended December 31, 2020 and 2019 are attached at the end of this Annual Report.

(1) Restated in U.S. dollars.

(2) IFRS 16 lease standard applied to years ended Dec 31, 2020 and 2019. IAS 17 lease standard applied to years ended Dec 31, 2018, 2017 and 2016.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our historical and pro forma financial statements and the financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to “Forward-Looking Statements”.

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

Risks Related to our Business and Industry

We have limited cash on hand and we will require a significant amount of capital to carry out our proposed business plan to develop, manufacture, sell and service electric vehicles; there is no assurance that any amount raised through this offering will be sufficient to continue to fund operations of our Company.

We incurred a net loss and comprehensive loss of $63,046,905 and $58,832,999, respectively, during the year ended December 31, 2020, and a net loss and comprehensive loss of $23,212,698 and $22,314,225, respectively, during the year ended December 31, 2019. Although we had a cash and cash equivalents and a working capital surplus of $129,450,676 and $130,755,823, respectively, as at December 31, 2020, and of $8,560,624 and $11,942,233, respectively, at December 31, 2019, we believe that we will need significant additional equity financing to continue operations, among other things:

•	we have begun the commercial production of our flagship vehicle, the SOLO, and we expect to incur significant ramp-up in costs and expenses through the launch of the vehicle;

•	we anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses, and our achieving profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products; and

•	we do not anticipate that we will be eligible to obtain bank loans, or other forms of debt financing on terms that would be acceptable to us.

We anticipate generating a significant loss for the next fiscal year.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even though we have recently launched the SOLO into commercial production, and even if we launch the Tofino or other intended electric vehicles (“EV”s), they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2021, and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have begun production but not the commercial delivery of our first electric vehicle. To date we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-production electric vehicles were netted off against research and development costs as cost recovery and have had minimal revenue from the sale of non-electric custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle and other intended EVs. The Tofino is still in the early design development stage, and the first commercially-produced SOLOs are targeted to be delivered to our customers during 2021. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We have a history of operating losses and we expect our operating losses to accelerate and materially increase for the foreseeable future.

For the fiscal year ended December 31, 2020, we generated a net loss of $63,046,905, bringing our accumulated deficit to $110,327,159.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. We have begun the commercial production but not yet the delivery of our flagship vehicle, the SOLO, and we expect to incur significant additional costs and expenses through the launch of the vehicle. Even with the launch of the SOLO into commercial production, and even if we are able to launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2021 and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

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

We anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses for the foreseeable future. To achieve our operating and strategic goals while remaining competitive, we will, among other things, need to reduce the bill of materials and the per-unit manufacturing cost of the SOLO. We expect the primary factors to contribute to a reduced bill of materials and per unit manufacturing cost to include:

•	continued product development to make the SOLO easier and cheaper to mass produce commercially;

•	our ability to utilize less expensive suppliers and components that meet the requirements for the SOLO;

•	increasing the volume of components that we purchase in order to take advantage of volume-based pricing discounts;

•	improving assembly efficiency;

•	enhancing the automation of our strategic manufacturing partner’s facility to increase volume and reduce labour costs; and

•	increasing our volume to leverage manufacturing overhead costs.

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

We may require additional capital to carry out our proposed business plan for the next 12 monthsif our cash on hand and revenues from the sale of our cars are not sufficient to cover our cash requirements.

If our cash on hand, revenue from the sale of our cars, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings and/or shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, may not be available on terms that are acceptable to us.

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

In October 2017, we entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. “Zongshen”), acting through its wholly-owned subsidiary (the “Manufacturing Agreement”). Zongshen is an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China., located in Chongqing, China. Under the Manufacturing Agreement Zongshen has contracted to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfil its obligations under the Manufacturing Agreement. Zongshen’s ability to fulfil its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. Our Manufacturing Agreement with Zongshen provides that non-performance by either us or Zongshen shall be excused to the extent that such performance is rendered impossible by strike, fire, flood, earthquake or governmental acts, orders or restrictions; provided that either we or Zongshen, as applicable, use commercially reasonable efforts to mitigate the impact of such non-performance. Notwithstanding any such efforts, any such non-performance by either us or Zongshen shall be cause for termination of the Manufacturing Agreement by the other party if the non-performance continues for more than six months. The novel coronavirus (COVID-19) pandemic or measures taken by the Chinese government relating thereto may result in non-performance by Zongshen under our Manufacturing Agreement. If Zongshen is unable to fulfil its obligations or is only able to partially fulfil its obligations under our existing Manufacturing Agreement with them, or if Zongshen either voluntarily or is forced to terminate our Manufacturing Agreement with them, either as a result of the coronavirus outbreak, the Chinese government’s measures relating thereto or otherwise, we will not be able to produce or sell our SOLO vehicle in the volumes anticipated and on the timetable that we anticipate, if at all.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

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

Our success depends on the efforts, abilities and continued service of Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire suitable replacements. We have obtained “key person” insurance on certain key personnel.

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

We have very limited experience servicing our vehicles. We have begun production of the SOLO vehicles for targeted deliveries during 2021. The total number of production SOLOs that we have produced as at December 31, 2020 is 30. The total number of SOLOs that we have produced as pre-production as of December 31, 2020 is 124 (64 from Canada and 60 from Zongshen). Throughout its history, our subsidiary, InterMeccanica International Inc. (“InterMeccanica”), has produced approximately 2,500 cars, which include providing after sales support and servicing. We only have limited experience servicing the SOLO as a limited number of SOLOs have been produced. Servicing electric vehicles on a mass scale is different than servicing electric vehicles and vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques on a mass scale.

In addition, we presently expect that our warranty covering the SOLO will cover 24 months, however, the final details on such coverage have not yet been completed. Furthermore, the SOLO battery pack is potentially a two to five year warranty period, however, the final details on the exact warranty specifications is still being determined and is being developed in conjunction with our battery pack and cell suppliers.

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

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business, including aluminum, steel, carbon fiber and non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

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

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our SOLO and the Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) (the “Business Corporations Act”), and our executive offices are located outside of the United States in Vancouver, British Columbia. Three of our four officers, our auditor and all but four of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration has imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the suggested retail purchase price for our SOLO will be US$18,500. As the landscape for tariffs involving imports to the United States from the People’s Republic of China (the “PRC”) has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed “Phase One” of an Economic and Trade Agreement (the “Phase One Agreement”), which entered into force on February 14, 2020. Notwithstanding the coming into force of the Phase One Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

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

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 15.99% of our common shares.

As of March 23, 2021, our executive officers and directors beneficially own, in the aggregate,15.99% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of our outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 12,275,863 stock options and 12,539,558 warrants outstanding as of March 23, 2021. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the common shares you have or acquire could be diluted as well. As a result, the market value of our common shares could significantly decrease as well.

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

Our common shares began trading on the Nasdaq Capital Market (“Nasdaq”) in August 2018, and before that it had been trading on the OTCQB starting in September 2017. The historical volume of trading has been low (within the past year, the fewest number of our shares that were traded on Nasdaq was 28,706 shares daily), and the share price has fluctuated significantly (since trading began on Nasdaq our closing price has been as low as US$0.91 and as high as US$10.81). The share price for our common shares could decline due to the impact of any of the following factors:

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

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on Nasdaq in August 2018, the volume of our common shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares may not develop or be sustained.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

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

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Our head office is located at, and our principal address is, 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related us is available on SEDAR at www.sedar.com and on our website at www.electrameccanica.com. We do not incorporate the contents of our website or of sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report.

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

We currently have 10 existing retail locations: six in Southern California; three in Scottsdale, Arizona; and one in Portland, Oregon; and we anticipate opening up three additional retail locations in each of the three foregoing states.

B. Business Overview

General

We are a development-stage electric vehicle, or EV, manufacturer company located in Vancouver, British Columbia, Canada. Our initial product line targets urban commuters, commercial fleets/deliveries and shared mobility seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of December 31, 2020 and 60 pre-production vehicles with our manufacturing partner, Zongshen. We have used some of these pre-mass production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs, combined with our subsidiary, InterMeccanica’s, 61-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies.

We launched commercial production of our SOLO on August 26, 2020. For the year ended December 31, 2020, we have produced 30 SOLOs. We currently have 10 existing retail locations: six in Southern California; three in Scottsdale, Arizona; and one in Portland, Oregon; and we anticipate opening up three additional retail locations in each of the three foregoing states. Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company has targeted sometime in 2021 for initial deliveries to customers.

On September 16, 2020, we announced plans to produce an alternative “utility and fleet” version of our flagship SOLO EV..

To support our production, we have entered into a Manufacturing Agreement with Zongshen, acting through its wholly-owned subsidiary. Zongshen is an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. Zongshen has previously purchased common shares and warrants to purchase common shares from us, and beneficially owns approximately2.4% of our common shares.

We have another EV candidate in early design development stage, the Tofino, an all-electric, two-seater roadster.

We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, we envision the SOLO carrying a manufacturer’s suggested retail price of US$18,500, prior to any surcharge to cover tariffs (discussed below), and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

•	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis;

•	acceleration from 0 mph to 60 mph in approximately ten seconds; and

•	a range of up to 100 miles generated from a lithium ion battery system that requires up to four hours of charging time on a 220-volt charging station (up to eight hours from a 110-volt outlet) that utilizes approximately 8.64 kW/h.

In addition, the SOLO contains a number of standard features found in higher price point vehicles, including:

•	LCD Digital Instrument Cluster;

•	Power Windows, Power Steering and Power Brakes;

•	AM/FM Stereo with Bluetooth/CD/USB;

•	Rear view backup camera;

•	Air conditioning;

•	Heated seats;

•	Heater and defogger; and

•	Keyless remote entry.

Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations. See “Government Regulation” herein.

For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Florida, Minnesota, New Mexico, New England, North Carolina, Indiana and Oklahoma. The State of New York and Massachusetts are pending legislation which would allow them to be driven with a driver’s license. Motorcycle helmets must be worn while operating in the State of Massachusetts. Helmets are also required if the driver is under 18 years old in the States of Alaska, Montana, Colorado and New Hampshire. See “Government Regulation” herein.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and with our partner Zongshen we have begun producing the SOLO for targeted deliveries to customers during 2021. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. Government-imposed restrictions on travel and other “social-distancing” measures, such as restrictions on assemblies of groups of persons, have potential to disrupt supply chains for parts and sales channels for our products, and may result in labor shortages.

It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

Potential Impact of Tariffs

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). As indicated above, we envision that the base purchase price for our SOLO will be approximately US$18,500. As the landscape for tariffs involving imports to the United States from the PRC has been changing over the past year and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed an Economic and Trade Agreement commonly referred to as the Phase 1 Trade Agreement, which entered into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Corporate Structure and Principal Executive Offices

We were incorporated on February 16, 2015 under the laws of British Columbia, Canada, and have a December 31st fiscal year end. As of March 23, 2021, we had 112,908,266 common shares outstanding.

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

We have four subsidiaries: Intermeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a PRC corporation.

Strategy

Our near-term goal is to commence and expand sales of the SOLO while continuing to develop our other EVs. We intend to achieve this goal by:

•	Beginning commercial production of the SOLO: Zongshen, our manufacturing partner, began production of the SOLO on August 26, 2020 with targeted deliveries to customers in 2021;

•	Increasing orders for our EVs: We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable US$250 deposit, and Tofino by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and, although we cannot guarantee that such pre-orders will become binding and result in sales, we intend to fulfill the reservations as the respective vehicles are produced. We maintain certain refundable deposits from various individuals for SOLOs and Tofinos;

•	Having sales and services supported by local corporate stores: We will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and

•	Expanding our product offering: In parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the Tofino, a two-seater sports car in the expected price range of US$50,000 to US$60,000.

We have achieved our pre-order book through an online “direct sales to customers and corporate sales” platform, as well as a showroom at our headquarters in Vancouver, British Columbia, Canada. Additionally, we have a service and distribution center in Studio City, California. We plan on expanding the corporate retail stores model and will be opening retail stores in key urban areas. We currently have 10 U.S. corporate retail stores, located in Southern California, Arizona and Oregon, and we anticipate opening up three additional retail locations in each of the three foregoing states.

We will continue to identify other retail targets in additional regions. The establishment of stores will depend on regional demand, available candidates and local regulations. Our vehicles will initially be available directly from us. We plan to only establish and operate corporate stores in those states in the United States that do not restrict or prohibit certain retail sales models by vehicle manufacturers.

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Our marketing and promotional efforts emphasize the SOLO’s image as an efficient, clean and attainable EV for the masses to commute on a daily basis, for commercial fleets/deliveries and for shared mobility.

A key point to the marketing plan is to target metropolitan areas with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, our management has identified California, Washington, Oregon, Arizona and Southern Florida as areas with cities that fit the aforementioned criteria, and we have plans to seek out suitable locations for additional stores there.

We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

•	Digital marketing: Organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO;

•	Earned media: We have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;

•	Investor Relations/Press Releases: Our in-house investor relations team will provide media releases/kits for updates and news on our progress;

•	Industry shows and events: We displayed the SOLO at the Vancouver International Autoshow in March 2017, the Consumer Electronics Show in Las Vegas in January 2018 and the Vancouver International Autoshow in March 2018 and 2019. Promotional merchandise giveaways are expected to enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at such events to accept SOLO reservations; and

•	First-hand experience: Test-drives and public viewings are available at our existing stores in the Vancouver downtown core and in Southern California, Arizona and Oregon.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs on the market.

SOLO

We created the SOLO’s first prototype in September of 2016. Since the completion of the prototype, our engineers and designers have devoted significant efforts to provide the SOLO with an appealing design and have engaged in proprietary research and development leading to a high-performance electric rear drive motor.

The SOLO has a suggested retail purchase price of US$18,500 and features a lightweight chassis to allow for a top speed of 80/mph, an attainable cruise speed of 68/mph and is able to go from 0/mph to 60/mph in approximately 10 seconds. Our SOLO features a lithium ion battery system that requires only up to four hours of charging time on a 220-volt charging station or up to eight hours from a 110-volt outlet. The lithium battery system utilizes approximately 8.64 kW/h for up to 100 miles in range. We will be offering a warranty package for two years for the SOLO and potentially two to five years for the battery. Standard equipment in the SOLO includes, but is not limited to the following:

•	LCD Digital Instrument Cluster;

•	Power Windows, Power Steering and Power Brakes;

•	AM/FM Stereo with Bluetooth/CD/USB;

•	Rear view backup camera;

•	Air conditioning;

•	Heated seats;

•	Heater and defogger; and

•	Keyless remote entry.

SOLO Utility

In September 2020 we announced our plans to produce an alternative “utility and fleet” version of our flagship SOLO EV, however, at this time we do not know when such will become available. This modified vehicle is being developed based on direct input from potential commercial and fleet partners and will be equipped with a stylish and functional cargo “cap”, offering additional capacity and versatility to suit a variety of different, single-occupant commercial and utility fleet applications. Our engineers and designers have devoted efforts to provide the SOLO Utility with an appealing design and have engaged in proprietary research and development leading to a high-performance electric rear drive motor.

The SOLO Utility is expected to have the similar features as the SOLO; however, we anticipate that there will be some additional fleet technology and features that would be able to add to the SOLO Utility. In addition, the terms of any warranty for the SOLO Utility have not been determined at this time.

The Tofino

We announced on March 28, 2017, at the Vancouver International Auto Show, that we intended to build the Tofino; an all-electric, two-seater roadster representing an evolution of the Intermeccanica Roadster. We are designing the Tofino to be equipped with a high-performance, all-electric motor. The Tofino is still in early design stage development.

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

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this we rely on a combination of patent and design applications and registrations, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright, trademarks and other contractual rights to establish and protect our proprietary rights in our technology and other intellectual property. As at March 23, 2021, we have 13 issued design registrations, one allowed design application, 17 pending invention patent applications and one granted invention patent in specific countries which we consider core to our business in a broad range of areas related to the design of the SOLO and its powertrain. Additionally, and pursuant to our Manufacturing Agreement with Zongshen, legal title has been transferred for 24 pending Chinese design applications and six granted Chinese design registrations from Chongqing Zongshen Institute of Innovation and Technology Co., Ltd. to EMV Automotive Technology (Chongqing) Inc., our wholly-owned subsidiary. We intend to continue to file additional patent and design applications with respect to our technology and designs. Examination is proceeding with our pending patent applications, but it is not yet clear whether these applications will result in the issuance of patents or whether the examination process will require us to narrow our claims such that, even if patents are granted, they might not provide us with adequate protection.

Trademarks

We have recently revised our Brand Guidelines, removing the space between “ELECTRA” and “MECCANICA”, such that, with the next generation SOLO vehicle we will operate under the trademark “ELECTRAMECCANICA SOLO”. Until ELECTRAMECCANICA SOLO is used in commerce, we will continue to maintain the mark “ELECTRA MECCANICA SOLO” which is registered in Canada, China, the European Union and Japan, and which is the subject of pending applications in the United States. We have also registered the trademark “ELECTRA MECCANICA TOFINO” in Canada, Japan, the European Union and China, and we have applied to register the trademark in the United States.

We have additional trademark registrations and pending applications for trademarks (other than those noted above) in Canada, China, Japan, the United States and the European Union. As of March 23, 2021, there are three pending applications in Canada, three pending applications in China and six pending applications in the United States. There is also an additional registration in each of the European Union, China and Japan for the trademark “MONSTERRA”. We also own six registrations in each of the European Union and Japan and we own 41 registrations in China.

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

Industry Overview

Investment in clean technology has been trending upwards for several years as nations, governments and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. In an attempt to prevent and/or slow-down these damaging effects and create a more sustainable environment, consumers have taken to exploring and purchasing clean technology while nations and government agencies have undertaken programs to reduce greenhouse gas emissions, contribute funding into research and development in clean technology and offer incentives/rebates for clean technology investments by businesses and consumers. EVs are a growing segment of this clean technology movement.

EV is a broad term for vehicles that do not solely operate on gas or diesel. Within this alternative vehicle group there are sub-categories of alternative vehicles that utilize different innovative technologies such as: (i) battery electric vehicles (“BEV”s); (ii) fuel-cell electric vehicles (“FCV”s) and (iii) plug-in hybrid electric vehicles (“PHEV”s).

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

Oil was the predominant energy source in the transport sector, providing 92% of final energy over the past decade, down only two percentage points from 1973. Increased demand for transport for people and goods called for more oil use, which was accompanied by increased carbon dioxide (CO2) emissions. Today, the transport sector is responsible for nearly one-quarter of global energy-related direct CO2 emissions and is a significant contributor to air pollution. Global and local objectives and commitments to improve climate and air quality underscore that the transport sector has a critical role to play.

Even with the ongoing dominance of oil products in transport, these drivers drove rapid change. Over the last decade momentum accelerated to deploy a range of powertrains and alternative fuels. The 2010s were ground breaking for the introduction of electric vehicles and to shape a promising nascent market. Electrification is a key technological strategy to reduce air pollution in densely populated areas and a promising option to contribute to countries’ energy diversification and greenhouse gas (“GHG”) emissions reduction objectives. Electric vehicle benefits include zero tailpipe emissions, better efficiency than internal combustion engine vehicles and large potential for GHG emissions reduction when coupled with a low-carbon electricity sector.

Hitting the commercial market in the first-half of the decade, the sales of electric cars have soared over the last five years. The top sellers were both fast growing emblematic companies such as Tesla as well as established automakers such as Nissan (Leaf model) and Renault (Zoe model). Notably, a rapidly developing industry in the PRC had the biggest impact on electric car sales.

Only about 17 000 electric cars were on the world’s roads in 2010. Just five countries could count more than 1,000 on their roads: China, Japan, Norway, United Kingdom and the United States. The electric vehicle market was in its infancy and made up of early adopters.

Yet by 2019 there were about 7.2 million electric cars on the world’s roads. Nine countries had more than 100,000 electric cars on the road. The global stock remains concentrated in China, Europe and the United States. At least 20 countries reached market shares above 1% in 2019.

Figure 1.1 Global electric car stock, 2010-19

Electric car stock (millions)
8
7
6
5
4
3
2
1
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Other PHEV
Other BEV
US PHEV
US BEV
Europe PHEV
Europe BEV
China PHEV
China BEV
World BEV

IEA 2020. All rights reserved.

Notes: PHEV = plug-in hybrid electric vehicle; BEV = battery electric vehicle. Other includes: Australia, Brazil, Canada, Chile, India, Japan, Korea, Malaysia, Mexico, New Zealand, South Africa and Thailand. Europe includes: Austria, Belgium, Bulgaria, Croatia, Cyprus,[5,6] Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and United Kingdom.

Sources: IEA analysis based on country submissions, complemented by ACEA (2020); EAFO (2020c); EV-Volumes (2020); Marklines (2020); OICA (2020); CAAM (2020).

In 2019, the global electric car stock reached 7.2 million units. Over the five-year period (2014-19), the annual average increase was 60%.

Prospects for Electric Mobility Deployment to 2030

Below is an outlook for electrification of road transport to 2030. It considers deployment of electric vehicles and charging infrastructure, battery capacity and related materials demand as well as the implications for energy demand and GHG emissions.

The projections in this analysis rely on the gross domestic product (“GDP”) assumptions in the World Energy Outlook 2019 (IEA, 2019) as at the time of writing there was not yet an updated GDP projection. Given the economic disruption related to the Covid-19 crisis, the assumption in this outlook implies an economic recovery following the pandemic that leads to a similar level of economic activity over the next few years as was previously estimated, which means a relatively speedy global recovery. The analysis also assumes that policy targets that were in place by end-2019 for transport in general and EVs in particular remain in the context of the Covid-19 pandemic and its economic repercussions.

The global EV stock (excluding two/three-wheelers) expands from around 8 million in 2019 to 50 million by 2025 and close to 140 million vehicles by 2030, corresponding to an annual average growth rate close to 30%. Thanks to this continuous increase in sales share, EVs are expected to account for about 7% of the global vehicle fleet by 2030. EV sales reach almost 14 million in 2025 and 25 million vehicles in 2030, representing, respectively, 10% and 16% of all road vehicle sales.

North American EV Market

Our primary market is North America, with a focus on the west coast of the United States – especially California. As of December 2019, cumulative registrations of plug-in electric passenger cars totaled 668,827 units, making California the leading plug-in market in the U.S. While the state represents about 10% of nationwide new car sales, California has accounted for almost half of cumulative plug-in sales in the American market. Plug-in electric cars represented about 0.5% of the passenger fleet on California’s roads by September 2015.

Until December 2014, California not only had more plug-in electric vehicles than any other American state but also more than any other country in the world. In 2015 only two countries, Norway (22.4%) and the Netherlands (9.7%), achieved a higher plug-in market share than California. Sales of plug-in electric cars in the state passed the 200,000 unit milestone in March 2016. By November 2016, with about 250,000 plug-in cars sold in the state since 2010, China was the only country market that exceeded California in cumulative plug-in electric car sales. Cumulative plug-in car registrations achieved the 500,000 unit milestone by the end of November 2018.

Annual sales of plug-in electric passenger cars
in the United States and California - (2010-2019)
California PEV sales
U.S. PEV sales
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
397
345
6,964
17,821
20,093
53,392
42,545
96,602
59,485
123,347
62,217
114,248
75,074
157,181
98,540
194,479
157,648
361,307
145,864
329,528
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Annual registrations of plug-in electric vehicles in California increased from 6,964 units in 2011 to 20,093 in 2012, and reached 42,545 units in 2013. In 2014, California’s plug-in car market share reached 3.2% of total new car sales in the state, up from 2.5% in 2013, while the national plug-in market share in 2014 was 0.71%. The state’s plug-in market share fell to 3.1% in 2015, with the plug-in hybrid segment dropping from 1.6% in 2014 to 1.4%, while the all-electric segment increased to 1.7% from 1.6% in 2014. Still, California’s market share was 4.7 times higher than the U.S. market (0.66%), and registrations of plug-in electric cars in the state in 2015 represented 54.5% of total plug-in car sales in the U.S. that year.

California’s plug-in car market share rose to 3.5% of new car sales in 2016, while the U.S. take-rate was 0.90%. In 2017, California’s plug-in market share reached 4.8%, while the national share was 1.13%. Also, in 2017, the state’s plug-in segment market share surpassed the take-rate of conventional hybrids (4.6%) for the first time.

The plug-in market share rose to 7.8% in 2018, again ahead of conventional hybrids (4.2%), with the all-electric segment reaching for the first time a higher share than conventional hybrids. In addition, the combined market share of pure electrics and plug-in hybrids surpassed the maximum share ever achieved by conventional hybrids; 6.9% in 2013. The electrified segment attained a record 11.9% market share, passing the 10% mark for the first time. The combined take-rate of plug-in cars in California slightly declined to 7.7% in 2019, while the market share of conventional hybrids rose to 5.5% from 4.2% in 2018. While the share of all electric cars rose to 5.3%, the rate of plug-in hybrids fell to 2.4% from 3.1% in 2018.

The following table presents annual registrations and market share of new car sales for all-electric and plug-in hybrids sold in California between 2010 and 2019.

Annual new plug-in electric passenger car registrations and market share in California by type of plug-in (2010 - 2019)

	California[1][2][74]						U.S.[7][83][79][73][84][85][86][87][88]		CA share	Ratio
Year	All-electric	BEV market share(1)	Plug-in hybrid	PHEV market share(1)	Total PEV California	PEV market share(1)	Total PEV sales	PEV market share(2)	of U.S. PEV sales(3)	CA/US market shares
2010	300	0.0%	97	0.0%	397	0.0%	397	0.003%	100%	-
2011	5,302	0.4%	1,662	0.1%	6,964	0.5%	17,821	0.14%	39.1%	3.57
2012	5,990	0.4%	14,103	0.9%	20,093	1.3%	53,392	0.37%	37.6%	3.51
2013	21,912	1.3%	20,633	1.2%	42,545	2.5%	96,602	0.62%	44.0%	4.03
2014	29,536	1.6%	29,949	1.6%	59,485	3.2%	123,347	0.71%	48.2%	4.27
2015	34,477	1.7%	27,740	1.4%	62,217	3.1%	114,248	0.66%	54.5%	4.70
2016	40,347	1.9%	34,727	1.7%	75,074	3.6%	157,181	0.90%	47.8%	4.00
2017	53,500	2.6%	45,040	2.2%	98,540	4.8%	194,479	1.13%	50.7%	4.23
2018	94,801	4.7%	62,847	3.1%	157,648	7.8%	361,307	2.10%	43.6%	3.71
2019	99,704	5.3%	46,160	2.4%	145,864	7.7%	329,528	1.95%	44.3%	3.96
Total	385,869	n.a.	282,958	n.a.	668,827	n.a.	1,448,250	n.a.	46.2%	n.a.

Notes: (1) Market share of total new car registrations in California. (2) U.S. market share of total nationwide sales (3) California’s market share of total nationwide registrations

Data Sources: International Energy Agency, Wikipedia, Alliance of Automobile Manufacturers; National Automobile Dealers Association, California Energy Commission

Chart: International Energy Agency, Wikipedia

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

Although consumers may be afraid that their EVs may run out of charge while they are out on the road, the average U.S. one-way commute was only 27 minutes in2018. The 100-mile range of our SOLO on a full charge would more than cover such a round-trip commute. [Data Source: United States Consensus Bureau]

Government Support

There has been a growing trend for governments as a matter of public policy to favor EVs. This has taken the form of initiatives aimed at improving transit, financial incentives for the purchase of EVs and financial incentives for the manufacture of EVs.

Initiatives to Improve Transit

Many localities try to reduce or regulate traffic, and particularly in places where there is high population density, chronic congestion, narrow roads and limited urban space. While these initiatives might be onerous to owners of traditional internal combustion engine vehicles, they often exempt or partially exclude EVs. These initiatives include various forms of congestion charging (which often exempt or provide discounts for EVs), priority lanes for high-occupancy vehicles and EVs, restrictions on new registrations of vehicles (excluding EVs) and subsidies for the installation of public charging stations for EVs.

Going further than restrictions on cars fueled by petrol or diesel, several European countries and cities are formulating programs that would actually ban them. Norway’s Minister for the Environment has expressed an indication that they expect to implement a ban on the sale of cars that are not EVs by 2025. President Macron of France has expressed an indication that they will eliminate the sale of cars with internal combustion engines in France by 2040, and city hall in Paris has expressed an indication calling for a ban on all cars with traditional combustion engines from its streets by 2030. In the United Kingdom the government has announced a strategy that calls for sales of new gas and diesel cars and vans to end by 2030.

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

Although these financial incentives may not continue at this level or at all, we believe that our SOLO would currently qualify for these tax credits and rebates in the States of California and Oregon. As of March 12, 2020, we have passed the CARB test for the State of California, and we are currently waiting for the $750 rebate to be posted on the Clean Vehicle Rebate Project website and for a $2,500 rebate from the State of Oregon.

Several jurisdictions offer similar financial incentives for the purchase and installation of home charging stations for EVs.

Manufacturing Incentives

To promote the manufacture and development of EVs, many federal, state and local governments provide financial incentives to EV companies. These incentives can take the form of tax credits or grants. In 2020, we received $187,421 in a Scientific Research and Experimental Development (“SR&ED”) grant and $176,088 from the Innovation Assistance Program administered by the National Research Council. In 2019, we received $797,002 in a SR&ED grant. In 2018, we received $559,872 in a SR&ED grant and $6,659 from Canada’s Industrial Research Assistance Program (“IRAP”) administered by the National Research Council. In 2017, we received $149,273 from the IRAP and $85,907 in a SR&ED grant. We will continue to apply for grants where we believe warranted.

Competitive Factors

The EV market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we face strong competition from established automobile manufacturers, including manufacturers of EVs such as the Tesla Model 3, the Chevrolet Bolt and the Nissan Leaf.

We believe the primary competitive factors in our market include but are not limited to: (i) technological innovation; (ii) product quality and safety; (iii) service options; (iv) product performance; (v) design and styling; (vi) brand perception; (vii) product price; and (viii) manufacturing efficiency.

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

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the EV market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages:

•	Extensive in-house development capabilities: Our acquisition of InterMeccanica. in 2017 enables us to leverage InterMeccanica’s extensive 61 years of experience in vehicle design, manufacture, sales and customer support. InterMeccanica was founded in Turin, Italy, in 1959, as a speed parts provider and soon began producing in-house designed, complete vehicles like the Apollo GT, Italia, Murena, Indira and the Porsche 356 replica. InterMeccanica’s former owner, Henry Reisner, is our President and Chief Operating Officer and one of our directors, and, together with his family, is the second largest shareholder in our Company. We have integrated InterMeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings;

•	In-house production capabilities: We have the ability to manufacture our own products on a non-commercial scale. As at March 23, 2021, we have produced 64 prototype SOLOs at our facilities in Vancouver, British Columbia, and 60 pre-production SOLOs with our manufacturing partner, Zongshen;

•	Commercial production of the SOLO commenced August 26, 2020: We have a Manufacturing Agreement with Zongshen whereby they have agreed to produce a total of 75,000 SOLOs over a three-year period once we have started full scale production. As at December 31, 2020, Zongshen has produced 60 pre-production production vehicles and 30 production vehicles;

•	Unique product offering: The SOLO’s manufacturer suggested retail price of US$18,500, prior to any surcharge for tariffs, is far below the retail price of EVs offered by those who we consider to be our principal competitors; and we believe that the SOLO compares favorably against them; and

•	Management expertise: We have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. They include Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. We have supplemented additional expertise by adding consultants and directors with corporate, accounting, legal and other strengths.

Government Regulation

As a vehicle manufacturer we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada for the Canadian market. Receipt of the NSM is contingent on us demonstrating that our vehicles are designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,c.1038/section-sched3.html). For sales into the United States, we and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations (“CFR”) Title 49 — Transportation. This includes providing manufacture identification information (49 CFR Part 566), VIN-deciphering information (49 CFR Part 565), and certifying that our vehicles meet or exceeds the applicable sections of the Federal Motor Vehicle Safety Standards (40 CFR Part 571) and Environmental Protection Agency noise emission standards (40 CFR 205). Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571.

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

We and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Florida, Minnesota, New Mexico, New England, North Carolina, Indiana and Oklahoma. The State of New York and Massachusetts have pending legislation which would allow them to be driven with a driver’s license. Motorcycle helmets must be worn while operating in the State of Massachusetts. Helmets are also required if the driver is under 18 years old in the States of Alaska, Montana, Colorado and New Hampshire.

Research and Development

We have allocated substantial resources in developing our first vehicles. We expended $7,854,866 during the fiscal year ended December 31, 2020, and $7,179,646 during the fiscal year ended December 31, 2019, on research and development costs which include labor and materials.

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

Employees

As of March 17, 2021, we employed a total of 119 full-time and 18 part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	62
Sales & Marketing	35
General & Administration	18
Executives	4

D. Property, plant and equipment

We operate from our head office located in Vancouver, Canada. We do not own any real property. We have leased the following properties:

Location	Area (In square feet)	2020 Gross Monthly Rent		Lease Expiration Date	Use
Vancouver BC, Canada	7,235	$9,972	CAD	October 31, 2021	Head office
New Westminster, BC, Canada	10,803	$11,037	CAD	July 31, 2022	Development office
Studio City, CA, USA	9,600	$30,766	USD	August 31, 2021	Sales office
Santa Monica, CA, USA	300	$6,250	USD	November 30, 2021	Retail kiosk
Sherman Oaks, CA, USA	298	$5,443	USD	September 30, 2023	Retail kiosk
Portland, OR, USA	200	$9,000	USD	December 31, 2020	Retail kiosk
Scottsdale Fashion Square, AZ, USA	200	$9,203	USD	December 31, 2020	Retail kiosk
San Diego, CA, USA	180	$3,500	USD	January 31, 2022	Retail kiosk
Brea, CA, USA	200	$5,909	USD	April 19, 2021	Retail kiosk
Kierland Commons, Scottsdale, AZ, USA	200	$8,232	USD	January 31, 2021	Retail kiosk
Glendale, AZ, USA	200	$8,272	USD	November 14, 2021	Retail kiosk
Walnut Creek, CA, USA	200	$9,000	USD	March 31, 2021	Retail kiosk
Santa Clara, CA, USA	300	$7,500	USD	December 31, 2021	Retail kiosk

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

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” herein.

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

Financing

Our ability to continue operations will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $63,046,905 in 2020, $23,212,698 in 2019, $7,745,313 in 2018 and anticipate incurring losses in our 2021 fiscal year. We had negative operating cash flows of $22,486,630 for the year ended December 31, 2020 and anticipate negative operating cash flows during 2021. Although we had working capital surplus of $130,755,823, including cash and cash equivalents of $129,450,676, at December 31, 2020, and anticipate deriving revenue 2021 from the sale of EVs and high-end custom cars, we believe that we will need additional financing to continue operations.. If we are unable to continue to access private and public capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue operationsalso depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

A. Operating Results

Results of Operations for the Year ended December 31, 2020 as Compared to the Year Ended December 31, 2019

Revenues

Revenue for the year ended December 31, 2020 was $568,521 (2019: $585,584). The cost of revenue was $699,455 (2019: $487,543) providing a gross loss of $130,934 (2019: gross profit $98,041) or -23.0% (2019: 16.7%).The revenue of the Company derives from sales of high-end custom build cars. The production volume is decreased under the breakeven point. The Company plans to use the resource for feasibility study to add electronical components to the current high-end custom build cars.

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and

•	Custom build vehicles – development and manufacture of high-end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments. (Financial statement note 19 for the year ended December 31, 2020).

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

	Production Twelve Months Ended		Customer Deliveries Twelve Months Ended
Vehicle Type	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Custom build vehicles – Roadster/Speedster	7	8	7	7
Electric vehicles – Prototype made in-house	0	22	1	21
Electric vehicles – Pre-production, made by Zongshen	10	50	0	0
Electric vehicles – Production, made by Zongshen	30	0	0	0

Operating Expenses

During the year ended December 31, 2020, the Company incurred a net loss of $63,046,905 compared to a net loss of $23,212,698 for the corresponding period in 2019. The increase in net loss between the two years resulted from an increase in an operating loss to $27,210,487 for the year ended December 31, 2020, from $20,609,266 for the prior year, and an increase in the loss from other items; principally changes in the fair value of warrant derivative of $31,923,727 for the year ended December 31, 2020 from $2,228,256 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2020, general and administrative expenses were $8,825,317 compared to $6,101,360 for the year ended December 31, 2019. The following items are included in such expenses:

•	Rent decreased to $616,968 for the year ended December 31, 2020, from $320,927 for the year ended December 31, 2019. The increase was caused by the opening of retail kiosks in the US;
•	Office expenses increased to $1,331,356 for the year ended December 31, 2020, from $1,192,785 for the corresponding year ended December 31, 2019. The increase was caused by increases in insurance costs and software subscriptions, offset by a decrease in travel expenses;
•	Legal and professional expenses were $2,073,022 for the year ended December 31, 2020, from $1,393,004 for the corresponding year ended December 31, 2019. The increase in legal and professional expenses was caused by the increases in legal fees related to various capital raising, governance, employment and corporate matters, as well as increase in accounting fees and recruiting fees;
•	Consulting expenses were $1,323,803 for the year ended December 31, 2020, compared to $1,512,126 for the corresponding year ended December 31, 2019. The decrease in fees related to the use of fewer consultants for investor relations and executive advisory services;
•	Investor relations expenses, not including the consulting fees above, increased to $316,145 for the year ended December 31, 2020, from $249,322 for the corresponding year ended December 31, 2019. The increase is related to expenses incurred for a myriad of registration filings conducted by the Company; and
•	Salaries increased to $3,164,023 for the year ended December 31, 2020, compared to $1,433,196 for the corresponding year ended December 31, 2019. The increase is related to the addition of new employees, performance increases to certain salaried employees and certain bonus costs.

Research and development expenses. Research and development expenses increased to $7,854,866 for the year ended December 31, 2020, from $7,179,646 for the corresponding year ended December 31, 2019. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses. During the year ended December 31, 2020, the Company received $187,421 (2019: $797,002) in SR&ED funds under the program administered by the Canada Revenue Agency. In addition, the Company received $176,088 (2019: $Nil) in government grants from the Innovation Assistance Program administered by the National Research Council.

Sales and marketing expenses. Sales and marketing expenses increased to $2,534,731 for the year ended December 31, 2020, from $1,314,689 for the corresponding year ended December 31, 2019. The Company increased its sales and marketing efforts by developing brand assets, increasing presence in social media, opening retail kiosks and rapidly growing its sales team.

Stock-based compensation expense. For the year ended December 31, 2020, stock-based compensation expense was $6,260,985 (2019: $5,147,573). The Company issued 1,790,000 stock options with exercise prices between US$3.41 and US$3.77 per share during the year ended December 31, 2020. The Company also issued 507,849 restricted stock units (“RSU”s) and 44,623 deferred stock units (“DSU”s) to Company executives and directors, respectively, during the same period. In addition, the stock-based compensation charges relate to stock options issued during previous years wherein charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment expense. For the year ended December 31, 2020, share-based payment expense was $Nil (2019: $159,833). These charges relate to shares issued to consultants as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Changes in fair values of warrant derivative. The Company incurred a loss relating to changes in the fair value of warrant derivatives of $31,923,727 (2019: $2,228,256) mainly caused the increase of our share price from $2.15 at December 31, 2019 to $6.19 at December 31, 2020, as well as the exercising of 3,460,212 warrants when our share prices were between $2.63 and $10.81. Warrants priced in US dollars are classified as derivative liabilities because the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that are received by the Company are not fixed and will vary based on foreign exchange rates; hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statement of net loss and comprehensive loss.

Foreign exchange loss. The Company incurred a foreign exchange loss of $4,447,387 on net working capital in the year ended December 31, 2020 (2019: $597,464) as caused by fluctuations between the US and Canadian dollar.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2020 of $63,046,905, compared to a net loss of $23,212,698 for the corresponding period in 2019.

Results of Operations for the year ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Revenues

Revenue for the year ended December 31, 2019 was $585,584 (2018: $599,757). The cost of revenue was $487,543 (2018: $443,796) providing a gross profit of $98,041 (2018: $155,961) or 16.7% (2018: 26%).

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

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

Operating Expenses

During the year ended December 31, 2019, the Company incurred a net loss of $23,212,698 compared to a net loss of $7,745,313 for the corresponding period in 2018. The increase in net loss between the two years resulted from an increase in an operating loss to $20,609,266 for the year ended December 31, 2019, from $13,007,744 for the prior year, and an increase in the loss from other items; principally changes in the fair value of warrant derivative of $2,228,256 for the year ended December 31, 2019 from a gain of $5,946,668 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2019, general and administrative expenses were $6,101,360 compared to $4,236,742 for the year ended December 31, 2018. The following items are included in such expenses:

•	Rent decreased to $320,927 for the year ended December 31, 2019, from $376,746 for the year ended December 31, 2018. The decrease was caused by some rent expense being reclassified as interest and depreciation expense under IFRS 16, offset by the increase of rent expense related to the opening of our Los Angeles showroom;
•	Office expenses increased to $1,192,785 for the year ended December 31, 2019, from $728,974 for the corresponding year ended December 31, 2018. The increase was caused by increases in insurance costs for directors’ and officers’ liability and vehicle insurance, travel costs related to investor meetings, travel to the Company’s China electric vehicle production facility and additional office costs associated with the opening of our showroom in Los Angeles;
•	Legal and professional expenses were $1,393,004 for the year ended December 31, 2019, from $1,151,069 for the corresponding year ended December 31, 2018. The increase in legal and professional expenses relate to the increases in accounting fees and recruiting fees;
•	Consulting expenses were $1,512,126 for the year ended December 31, 2019, compared to $919,418 for the corresponding year ended December 31, 2018. The increase in fees related to the use of additional consultants for investor relations and executive advisory services, and for directors’ fees;
•	Investor relations expenses, not including the consulting fees above, decreased to $249,322 for the year ended December 31, 2019, from $474,375 for the corresponding year ended December 31, 2018. The decrease is related to a reduction in filing fees and in investor meetings and conference expenses; and
•	Salaries increased to $1,433,196 for the year ended December 31, 2019, compared to $586,160 for the corresponding year ended December 31, 2018. The increase is related to the addition of new employees, performance increases to certain salaried employees and certain severance and bonus costs.

Research and development expenses. Research and development expenses increased to $7,179,646 for the year ended December 31, 2019, from $4,294,687 for the corresponding year ended December 31, 2018. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses. During the year ended December 31, 2019, the Company received $797,002 (2018: $559,872) in SR&ED funds under the program administered by the Canada Revenue Agency. In addition, the Company received $Nil (2018: $6,659) in government grants due from the IRAP program administered by the National Research Council. We also accrued $187,421 (2018: $520,830) in SR&ED credits which is the estimated amount we will receive after filing 2018 SR&ED claims.

Sales and marketing expenses. Sales and marketing expenses increased to $1,314,689 for the year ended December 31, 2019, from $1,070,116 for the corresponding year ended December 31, 2018. The Company increased its sales and marketing efforts by attending trade shows, by re-establishing its social media presence and by increasing its staff in its Los Angeles showroom.

Stock-based compensation expense. For the year ended December 31, 2019, stock-based compensation expense was $5,147,573 (2018: $2,491,078). The Company issued 8,755,000 stock options with exercise prices between $1.80 and $3.40 per share during the year ended December 31, 2019. In addition, the stock-based compensation charges relate to stock options issued during previous quarters wherein charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment expense. For the year ended December 31, 2019, share-based payment expense was $159,833, (2018: $856,101). These charges relate to shares issued to consultants as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Share issue costs allocated to derivative liability. The Company did not incur share issue costs related to derivative liability for the year ended December 31, 2019 (2018: $1,152,408).

Changes in fair values of warrant derivative. The Company incurred a loss relating to changes in the fair value of warrant derivatives of $2,228,256 (2018: gain of $5,946,668) caused by warrants priced in US dollars while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that are received by the Company are not fixed and will vary based on foreign exchange rates; hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statement of net loss and comprehensive loss.

Foreign exchange loss. This totaled $597,464 on net working capital in the year ended December 31, 2019 (2018: gain of $466,885) as caused by fluctuations between the US and Canadian dollar.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2019 of $23,212,698, compared to a net loss of $7,745,313 for the corresponding period in 2018.

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

The financial statements have been prepared on a basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $63,046,905 during the year ended December 31, 2020, and had a cash and cash equivalents balance and a working capital surplus of $129,450,676 and $130,755,823, respectively, as at December 31, 2020. The Company’s ability to meet its obligations as they fall due and to continue to operate depends on the continued financial support of its creditors and its shareholders. In the past the Company has relied on sales of its equity securities to meet its cash requirements. Funding from this or other sources might not be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of December 31, 2020, the Company had 89,309,563 issued and outstanding shares and 117,941,282 shares on a fully-diluted basis. The Company began trading on Nasdaq on August 9, 2018.

The Company had $130,755,823 of working capital surplus as at December 31, 2020, compared to $11,942,233 of working capital surplus as at December 31, 2019. The increase in working capital resulted from cash generated from financing activities of $138,927,009 (2019: $13,785,934) due to the to the issuance of 46,498,936 common shares for net cash proceeds of $127,894,718 (2019: $10,965,269) and an increase in restricted cash, offsee by cash used in operations of $22,486,630 (2019: $16,929,823) and cash used in investing activities of $1,399,068 (2019: $2,807,103) related to the additions to property, plant and equipment.

Capital Resources

As at December 31, 2020, the Company had cash and cash equivalents of $129,450,676 (2019: $8,560,624). The Company continues to pursue additional equity financing although there can be no guarantees given that the Company will be successful in such endeavors.

In connection with the Manufacturing Agreement, on October 16, 2017, the then CEO of the Company, Jerry Kroll (the “Pledgor”), entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million ($1.4 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and had agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen. During third quarter of 2020, the Company has paid 100% of the cost of the prototype tooling and molds and, accordingly, the Share Pledge has been terminated.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses. These are based on the best information available at the time utilizing generally accepted industry standards

Significant estimates and assumptions

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

Estimates and assumptions, where there is significant risk of material adjustments to assets and liabilities in future accounting periods, include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, the estimated amount of SR&ED tax credits, fair value measurements for financial instruments and share-based payments and the recoverability and measurement of deferred tax assets.

The COVID-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of its financial statements.

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

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit losses. The Company will recognize in its consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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

Sales of electric vehicles

The Company started commercial production of electric powered one-seat vehicles, the SOLO, in August 2020. At this time no production vehicle has been delivered to customers. A few prototype vehicles were sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. Proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. The revenue generated from sales are recorded against research and development expenses.

Government grants

A government grant is recognized if there is reasonable assurance that it will be received and that the Company will comply with the conditions associated with the grant. If the conditions are met, the Company recognizes the grant in profit or loss on a systematic basis in line with its recognition of the expenses that the grant is intended to compensate. For grants related to income, the Company can elect to either offset the grant against the related expenditure or include it in other income. Government assistance received by the Company during the period has been accounted for as government grants related to income and have been included in other income.

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

Restricted Stock Units

Restricted Stock Units (“RSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share-based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

Deferred Stock Units

Deferred Stock Units (“DSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its 2020 Stock Incentive Plan. DSUs are accounted for as equity-settled share-based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

Research and development expenses

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

Change in presentation currency

Effective December 31, 2020, the Company changed its presentation currency from Canadian dollars to US dollars, as significant portions of the Company’s revenues, expenses and cash flows are dominated in US dollars. The change in presentation currency is to better reflect the Company’s business activities.

Prior to December 31, 2020, the Company reported its annual and quarterly consolidated financial statements in Canadian dollars. In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates (“IAS 21”). In accordance with IAS 21, comparable financial statements to those for the year ended December 31, 2020 for years ended 2019 and 2018 have been restated retrospectively in the new presentation currency of US dollars using the current rate method.

The procedure under the current rate method is outlined as below:

•	Income Statement and Statement of Cash Flows have been translated into US dollars using average foreign currency rates prevailing for the relevant reporting periods of years ended December 31, 2020, 2019 and 2018;

•	assets and liabilities in the Statement of Financial Position have been translated into US dollars at the closing foreign currency rates on the relevant reporting dates as of December 31, 2020 and 2019;

•	the equity section of the Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and the other reserves, have been translated into US dollars using historical rates; and

•	earnings per share has also been restated to US dollars to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive income.

C. Research and Development, Patents and Licenses, etc.

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2020, 2019 and 2018:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Labor	$5,471,136	$4,403,038	$2,763,805
Materials	$2,383,730	$3,253,593	$2,618,226
Government grants	$-	$(476,985)	$(1,087,344)
Total	$7,854,866	$7,179,646	$4,294,687

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

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and we anticipate that Zongshen remained on track and began production of the SOLOs on August 26, 2020. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

E. Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

The Company adopted IFRS 16 on January 1, 2019, resulting in an increase of $1.60 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively. The following table provides the contractual obligations:

	Within one year	Between one and five years	More than five years	Total
At December 31, 2020	576,232	373,889	125,652	1,075,773
At December 31, 2019	466,679	468,465	194,105	1,129,249

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Michael Paul Rivera, Arizona, U.S.	53	Chief Executive Officer and a director	August 12, 2019
Henry Reisner(1), British Columbia, Canada	57	President, Chief Operating Officer and a director	February 16, 2015
Bal Bhullar(2), British Columbia, Canada	51	Chief Financial Officer, Secretary and a director	November 19, 2018
Steven Sanders(3)(5), New York, U.S.	75	Chairman and a director	March 16, 2018
Jerry Kroll(4), British Columbia, Canada	61	Director	February 16, 2015
Luisa Ingargiola(5), Florida, U.S.	52	Director	March 16, 2018
Joanne Yan(5), British Columbia, Canada	62	Director	March 6, 2019
Peter Savagian(5), California, U.S.	60	Director	October 17, 2019
Isaac Moss, British Columbia, Canada	68	Chief Administrative Officer and Corporate Secretary	May 15, 2018

Notes:

(1)	Mr. Reisner was appointed as President and Chief Operating Officer of our Company on May 15, 2018.
(2)	Ms. Bhullar was appointed as Chief Financial Officer of our Company on November 19, 2018, and as a director of our Company on December 6, 2019.
(3)	Mr. Sanders was appointed Chairman of our Company on October 20, 2018.
(4)	Mr. Kroll was appointed President, Chief Executive Officer and a director of our Company effective February 16, 2015. Mr. Kroll resigned from his position as President on May 15, 2018 and as Chairman on October 20, 2018. Mr. Kroll resigned as Chief Executive Officer on August 12, 2019.
(5)	Members of the Company’s Audit Committee, the Nominating and Corporate Governance Committee, the Corporate Disclosure and.or the Compensation Committee.

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

Previous to that, as Executive VP of Hybrid & Electric Systems at Ricardo, Mr. Rivera led the company’s evolution towards an efficient and sustainable low carbon future. Ricardo’s engineering and design solutions have had a significant impact on technical developments throughout the auto sector, providing innovative solutions across engines, drivelines and hybrid systems, as well as supporting the development of emerging technologies such as autonomous and connected vehicles.

Mr. Rivera brings more than two decades of experience in technical consulting, engineering services, general management and global business development together with a deep understanding of engineering in the automotive, transport and energy industries to ElectraMeccanica.

Henry Reisner, President, Chief Operating Officer and a director

Henry Reisner is the current President of InterMeccanica, a subsidiary of our Company, which is an automobile manufacturer, and has held this position since 2001. He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia from 1989.

Bal Bhullar, Chief Financial Officer and a director

Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as an executive and/or as a board member in both public and private companies, which includes such industries as technology, manufacturing, automotive, e-commerce, blockchain, resource, marine, energy, transport and health/wellness.

Among some of the her areas of experience, Ms. Bhullar brings to our Company strong banking relationships, increasing market capitalization, raising capital, corporate governance, ESG, diversity as well as financial and strategic planning, initial public offerings, reverse take overs, operational and risk management, regulatory compliance reporting, investor relations, marketing, business expansion, start-up operations, financial modeling, program development, product development, corporate financing, internal controls, SOX compliance and ERP.

Previously, Ms. Bhullar has held various positions including President of BC Risk Management Association, and has held positions as a board member and Chief Financial Officer of several private and public companies. Ms. Bhullar currently holds the following positions: Chief Financial Officer/board director of ElectraMeccanica; Chief Executive Officer/Founder/board member of KISMET Nutrients/American e-Commerce Solutions LLC; Chief Executive Officer/Founder/board member of BKB Management Ltd.; and former Chief Financial Officer/board member and now an Advisory Board member of Enertopia Corp. OTCQB:ENRT.

Ms. Bhullar is a Chartered Professional Accountant, Certified General Accountant and a CRM designation from Simon Fraser University and has a diploma in Financial Management from the British Columbia Institute of Technology.

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

Jerry Kroll, a director

Jerry Kroll has an extensive background working in small businesses and start-ups. Mr. Kroll’s career began when he managed the production, strategic planning and sales operations of Kroll Greenhouses, his family’s business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises and establishing supplier/distributor relationships.

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

Mr. Kroll is also actively involved in the Vancouver venture capital community and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003. From February 2013 to February 2015, Mr. Kroll was the President and CEO of Ascend Sportsmanagement Inc.

Luisa Ingargiola, a director

Luisa Ingargiola is our Director and Audit Chair. Ms Ingargiola has significant experience previously serving as Chief Financial Officer or Audit Chair for public companies. She currently serves as Director and Audit Chair for several public companies including AgEagle (NYSE:UAVS) and Progress Acquisition Corporation (NASDAQ:PGRWU). She also currently serves as Director of Siyata Mobile (NASDAQ:SYTA) and serves as a Director of Vision Marine Technologies, Inc. (NASDAQ:VMAR). In addition, from 2017 to the present, she has served as Chief Financial Officer for Avalon GloboCare (NASDAQ:AVCO). From 2007 through 2016, Ms. Ingargiola served as the Chief Financial Officer and then Director at MagneGas Corporation (NASDAQ:MNGA). Prior to 2007, Ms. Ingargiola held various roles as Budget Director and Investment Analyst in several private companies. Ms. Ingargiola graduated in 1989 from Boston University with a Bachelor’s degree in Business Administration and a concentration in Finance. In 1996, she received her MBA in Health Administration from the University of South Florida. Ms. Ingargiola is qualified to serve as Audit Chair Officer because of her extensive knowledge in corporate governance, regulatory oversight, executive leadership and knowledge of, and experience in, financing and M&A transactions.

Joanne Yan, a director

Joanne Yan has 25 years of experience in advising and managing both publicly traded and private companies and has been active in the cross-border investment and mergers and acquisition space. Ms. Yan serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives.

Ms. Yan was a senior corporate executive and consultant to a number of public companies between 1997 and 2016. Ms. Yan has also been a director and chair of board committees with several publicly traded companies and private companies in Canada, including: (i) the Zongshen Group, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp.; (iii) Alphanco Venture Corp; and (iv) Evermount Venture Inc which are capital pool companies and in the process of completing their qualifying transactions.

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

Mr. Savagian is presently Chief Technology Officer of Canoo, a EV company focused on Mobility Productivity vehicles. Prior to that, he was Senior VP of Engineering at Ampaire, an electric aircraft startup company focused on short-haul, fixed-wing electric aircraft, and Faraday Future, a luxury EV company. Mr. Savagian holds 45 patents and has authored 17 technical publications in the field of electrification. Mr. Savagian holds a BS in Mechanical Engineering from the University of Wisconsin, an MS in Operations Research Engineering from the University of Southern California and an MBA from Duke University.

Isaac Moss, Chief Administrative Officer and Corporate Secretary

Isaac Moss has 27 years of international multi-jurisdictional business, investment banking and corporate finance experience ranging across diverse industry sectors from media, forests products, hospitality, telecommunications, bio technology and green energy. Mr. Moss is experienced in scaling and managing businesses from start up through operations phase. He has held senior executive positions including President of a European specialty chemical company, Chief Financial Officer of a green energy company, Chief Operating Officer of a software company and Senior Vice-President of a mining company. He is a graduate of the University of Cape Town with a Bachelor of Social Science and Masters Degree in Public Administration. Mr. Moss also studied music, is an accomplished pianist and serves as an ambassador for the University of British Columbia’s School of Music.

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

(c)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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

Code of Business Conduct and Ethics

On April 16, 2020, our Board of Directors adopted a new Code of Business Conduct and Ethics which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC and also provides for an enforcement mechanism as required by Nasdaq Listing Rule 5610. The Code of Business Conduct and Ethics applies to the Company’s CEO and CFO and all other employees of the Company and the Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and Ethics.

A copy of the complete text of the Code of Business Conduct and Ethics was filed as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2020 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors established a Compensation Committee in March o2018. Prior to that, our Board of Directors acted as the Compensation Committee.

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

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options (the “Options”) granted under our 2020 Stock Incentive Plan and RSU awards s.

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

Stock Option and RSU Awards

The Company provides long-term incentives to Named Executive Officers in the form of Options and RSUs as part of its overall executive compensation strategy. Our Compensation Committee believes that Option grants and RSU awards serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

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

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation; (ii) balancing base salary and variable compensation elements; and (iii) spreading compensation across short and long-term programs.

Compensation Committee

Our Compensation Committee consists of Steven Sanders, Luisa Ingargiola, Peter Savagian and Joanne Yan and is chaired by Peter Savagian. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our Board of Directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed Options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation, and make recommendations in respect thereof to our directors;

(e)	to administer the 2020 Stock Incentive Plan approved by our directors in accordance with its terms. including the recommendation to our directors of the grant of Options and RSU awards in accordance with the terms thereof; and

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

Appointment of GGA

Since March of 2020, consistent with good governance practices, our Compensation Committee has now retained an independent compensation advisor to provide advice on the structure and levels of compensation for our executive officers and directors and to undertake a comprehensive review of our incentive plans. In Fiscal 2020, the Compensation Committee retained Global Governance Advisors (“GGA”) to provide independent compensation advice to the Compensation Committee and to the Board of Directors. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is now retained to continually review the compensation levels for the Company’s executive officers and directors and short and long-term incentive plans, and to evaluate and make recommendations on the Company’s overall executive and director compensation philosophy, objectives and approach.

GGA’s services in Fiscal 2020 included:

•	compensation philosophy validation;

•	peer group review and development;

•	executive compensation review for our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer;

•	short-term incentive plan design and performance metric criteria review;

•	long-term incentive plan review including:

•	performance based restricted stock unit design and long-term incentive plan mix evaluation; and

•	non-employee director compensation review; and

•	review of compensation discussion and analysis in the Company’s proxy statement.

Fees paid for GGA’s services for the last fiscal years were CAD$30,000.

The Compensation Committee reviews all fees and the terms of consulting services provided by GGA.

Overview of Executive Compensation Program

In Fiscal 2020, with the recommendations put forth by GGA (the “GGA Recommendations”), the Compensation Committee maintained the following general principles in determining its executive and non-employee director total compensation plans.

The Company recognizes that people are our primary asset and our principal source of competitive advantage. In order to recruit, motivate and retain the most qualified individuals as senior executive officers, the Company strives to maintain an executive compensation program that is competitive in the automotive and electric car industry, which is a competitive, global labor market.

The Compensation Committee’s compensation objective is designed to attract and retain the best available talent while efficiently utilizing available resources. The Compensation Committee compensates executive management primarily through base compensation and variable at risk annual incentive and equity based compensation. The executive compensation plan is designed to be competitive with comparable companies, and to align management’s compensation with the long-term interests of stockholders. In determining executive management’s compensation, the Compensation Committee also takes into consideration the financial condition of the Company and discussions with the executive in each instance.

In order to accomplish our goals and to ensure that the Company’s executive compensation program is consistent with its direction and business strategy, the compensation program for our senior executive officers is based on the following objectives:

•	to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations within a calculated risk framework; and

•	to reward each executive based on individual and corporate performance and to incentivize such executives to drive the organization’s current growth and sustainability objectives.

The following key principles guide the Company’s overall compensation philosophy:

•	compensation is designed to align executives to the critical business issues facing the Company;

•	compensation should be fair and reasonable to stockholders and be set with reference to the local market and similar positions of comparable companies;

•	a substantial portion of total compensation is at-risk and linked to individual efforts, as well as divisional and corporate performance. This ensures the link between executive pay and business performance;

•	an appropriate portion of total compensation should be equity-based, aligning the interests of executives with stockholders; and

•	compensation should be transparent to the Board of Directors, executives and stockholders.

Benchmarking Compensation and Primary Peer Group

In Fiscal 2020 the Compensation Committee commissioned a peer group review from GGA as part of a more holistic executive and non-employee director compensation review, in order to address changes in the external market and to ensure that the Company continued to benchmark executive compensation with appropriate market comparators. The Compensation Committee considered the complexity of the Company and the range of size of several of the appropriate comparable companies and, with the GGA Recommendations provided to them, established a revised peer group to better reflect the Company’s current business. The peer group was developed using a combination of criteria including company size, industry, business practices, geography and stock exchange to qualify each organization. More specifically the peer group met some or most of the following parameters:

•	companies of similar size to ElectraMeccanica (0.25x to 4x), primarily from a R&D expenditure perspective, but also taking into account other factors such as market capitalization, total assets and revenue;

•	companies who belong to similar industry segments as ElectraMeccanica (i.e. automobile, electronic components, health care equipment or other complex engineering-related segments which integrate both software and hardware);

•	companies with a similar business strategy and scope of operations to ElectraMeccanica; and

•	publicly traded companies on major U.S. or Canadian exchanges.

In Fiscal 2020, with the GGA Recommendations, the resulting companies created the peer group: AgJunction Inc., Airgain Inc.; Arcimoto Inc.; Baylin Technologies Inc.; Bionano Genomics Inc.; Data I/O Corporation; electroCore Inc.; Frequency Electronics Inc.; MicroVision Inc.; PowerFleet Inc.; ReWalk Robotics Ltd.; Sensus Healthcare Inc.; Westell Technologies Inc.; Wireless Telecom Group Inc.; and Workhorse Group Inc. At the time of the peer group selection, ElectraMeccanica’s market cap was positioned at the 53rd percentile of the peer group, and the R&D expenditure was also at the 53rd percentile.

In Fiscal 2020, with the GGA Recommendations, our compensation philosophy aimed to align both our executive and Board of Director compensation around the median of our peer group.

Compensation Elements and Rationale

There are three basic components to the Company’s executive compensation program: base compensation; short-term incentive awards; and long-term incentive equity compensation.

Base Compensation

Base compensation is the foundation of the compensation program and is intended to compensate competitively relative to comparable companies within our industry and the marketplace where we compete for talent. Base compensation is a fixed component of the compensation program and is used as the base to determine elements of incentive compensation and benefits.

Short-Term Incentive Awards

Our short-term incentive plan (the “STIP”) is a variable component of compensation and has the objective of motivating the executive officers to achieve pre-determined objectives over a one-year period and to provide a means to reward the achievement of corporate milestones and fulfillment of the annual business plan.

Historically, the amount of the short-term incentive awards paid to the Company’s executive officers was determined by the Company’s Compensation Committee on a discretionary basis, given the Company’s stage of development and its transitional stage of growth, based on the expected benefits to the Company for meeting its performance targets, the Company’s available resources and market conditions.

As of our fiscal year ended December 31, 2020, with the GGA Recommendations, the Compensation Committee established guidelines for the amount of annual short-term incentive awards payable to the executives as a percentage of an executive’s base compensation for specific performance targets and levels achieve. GGA recommended that the Board of Directors adopt a balanced scorecard that supports a payout curve ranging from 50% of target for threshold performance, 100% of target and a 150% of target for maximum performance to eligible executives.

In Fiscal 2020, the Compensation Committee approved the following guidelines for the opportunity of annual incentive awards to the executives, based on a selection of financial, operating:

•	in addition to the performance metrics used to evaluate the executive officer’s annual incentive, the payment of annual incentive awards shall be subject to a determination by the Board of Directors that the Company maintains sufficient cash on hand to meet the Company’s financial obligations as determined on the date of payment; and

•	annual incentive awards shall be subject to a provision for recovery or “clawback” if a payment is subsequently determined by the Board of Directors to have been based on materially inaccurate financial statements or materially inaccurate performance criteria.

The Compensation Committee determined that it would continue evaluating and evolving the short-term incentive program design against best market practices as the Company experiences further growth.

In Fiscal 2020, short-term incentive awards were paid to the executive officers for performance meeting or exceeding target performance levels in the form of cash bonuses as more particularly described in the “Summary Compensation Table” below.

Long-Term Incentive (Equity)

The Company’s long-term incentive program provides for, among other awards, the granting of Options and RSUs to executive officers to both motivate executive performance and retention, as well as to align executive officer performance to shareholder value creation. In awarding long-term incentives, the Company compares its long-term incentive program to that of comparable companies within our industry and evaluates such factors as the number of shares available for awards under the Company’s 2020 Stock Incentive Plan, as ratified by the stockholders of the Company on July 9, 2020 (again, the “2020 Stock Incentive Plan”), and the number of awards outstanding relative to the number of shares outstanding.

Each long-term incentive grant is based on the level of the position held and overall market competitiveness. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSUs. The Board of Directors administers the granting of equity awards in accordance with the 2020 Stock Incentive Plan.

In fiscal 2020 the Compensation Committee reviewed the market prevalence of long-term equity incentive plans within the Company’s primary peer group. The Compensation Committee determined that granting Options and RSUs were the most appropriate form of long-term equity incentive to award in fiscal 2020 due to market practice.

In fiscal 2020, the Compensation Committee considered the advice of GGA and the recommendations issued by leading independent proxy advisors and determined that it would implement a performance based long-term incentive award structure based on best market practice to more closely align pay with future performance.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”) and includes amounts paid to affiliates of the Named Executive Officers for services provided by the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share-based Awards ($)	Equity Incentive Awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Michael Paul Rivera(2),	2020	331,597	Nil	719,999	277,500	Nil	11,400	Nil	1,340,496
Chief Executive Officer	2019	117,688	Nil	2,821,276	38,904	Nil	Nil	Nil	2,977,868
	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Bal Bhullar(3),	2020	238,935	Nil	351,000	108,000	Nil	Nil	2,704	700,639
Chief Financial Officer	2019	148,350	Nil	1,726,814	27,156	Nil	Nil	2,716	1,905,036
	2018	15,432	Nil	Nil	Nil	Nil	Nil	347	15,779
Isaac Moss(4),	2020	223,101	Nil	338,001	104,000	Nil	Nil	Nil	665,102
Chief Administrative Officer and Corporate Secretary	2019	176,011	Nil	1,049,567	18,858	Nil	Nil	Nil	1,244,436
	2018	73,043	Nil	159,760	Nil	Nil	Nil	Nil	232,803
Henry Reisner(5),	2020	209,605	Nil	338,001	141,559	Nil	Nil	Nil	689,165
President and Chief Operating Officer	2019	135,778	Nil	Nil	Nil	Nil	Nil	Nil	135,778
	2018	97,762	Nil	30,424	Nil	Nil	Nil	Nil	128,186
Jerry Kroll(6),	2020	131,457	n/a	n/a	n/a	n/a	n/a	n/a	131,457
former President and Chief Executive Officer	2019	226,297	Nil	Nil	Nil	Nil	Nil	Nil	226,297
	2018	108,024	Nil	95,467	Nil	Nil	Nil	Nil	203,491
Iain Ball(7),	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former Vice-President, Finance	2019	67,889	Nil	287,034	Nil	Nil	Nil	Nil	354,923
	2018	54,012	Nil	23,099	Nil	Nil	Nil	Nil	77,111
Ed Theobald (8),	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former General Manager Sales and Dealerships	2019	24,138	Nil	Nil	Nil	Nil	Nil	Nil	24,138
	2018	74,074	Nil	23,099	Nil	Nil	Nil	Nil	97,173
Lorenzo Caprilli(9),	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former Executive Vice-President Sales and Marketing	2019	66,054	Nil	Nil	Nil	Nil	Nil	Nil	66,054
	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	Option-based awards represent the fair value of Stock Options and RSUs granted and awarded in the year under our 2020 Stock Incentive Plan. The fair value of Stock Options granted is calculated as of the grant date using the Black-Scholes option pricing model. The fair value of the RSUs is calculated based on the market price of the Company’s common shares on the grant date. For discussion of the assumptions made in the valuation, refer to Note 13 to our financial statements.
(2)	Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019.
(3)	Ms. Bhullar was appointed Chief Financial Officer and Secretary of our Company on November 19, 2018 and as a director on December 6, 2019. In July 2020, Ms. Bhullar stepped down as Secretary.
(4)	Mr. Moss was appointed Chief Administrative Officer of our Company on May 15, 2018, and in July 2020, Mr. Moss was appointed Corporate Secretary.
(5)	Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015, and on May 15, 2018 he was appointed as President of our Company
(6)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.
(7)	Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.
(8)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.
(9)	Lorenzo Caprilli was appointed Executive Vice-President Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.

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

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of $300,000.00 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than $150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

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

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to $1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

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

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California. Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of $3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

In January 2020, Mr. Rivera received a $38,904 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Rivera Agreement annual Base Salary was amended to $370,000 and Mr. Rivera was awarded 209,302 RSUs which vest as to on- third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Rivera of $277,500 for fiscal 2020.

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

In the summer of 2020, Mr. Reisner received a CAD$50,000 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee from GGA, on July 20, 2020, the Reisner Agreement annual Monthly Salary was amended to $260,000 and Mr. Reisner was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Reisner of $104,000 for fiscal 2020.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Bhullar Agreement annual Monthly Salary was amended to $270,000 and Ms. Bhullar was awarded 102,035 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of$108,000 to Ms. Bhullar for fiscal 2020.

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

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of $2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

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

After the expiration of the Continuation Relation Agreement on August 16, 2020, Mr. Kroll is being paid annual directors’ fees of $70,000 which are paid quarterly.

Isaac Moss

On January 15, 2019, our Board of Directors approved the entering into of an independent contractor agreement with Isaac (the “Prior Moss Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017 (the “Commencement Date”), which had been amended in August of 2018. On July 1, 2020, our Board of Directors approved the entering into of a new executive employment agreement with Mr. Moss (the “Moss Agreement”) which is effective July 1, 2020 (the “Effective Date” therein), and which superseded the Prior Moss Agreement.

The Moss Agreement commenced as of its Effective Date and will continue for a period of two years unless terminated in accordance with its terms. The Moss Agreement shall renew automatically if not specifically terminated by the Company notifying Mr. Moss in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Moss Agreement.

Pursuant to the terms of the Moss Agreement, Mr. Moss will continue to be employed as our Chief Administrative Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Moss Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Moss will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Moss may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Moss a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Moss based upon the performance of the Company and upon the achievement by Mr. Moss of reasonable management objectives. Mr. Moss will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) the use of a smartphone for Business purposes; and (c) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Moss’s duties.

The Company may grant Mr. Moss stock options under its Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Moss in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Moss Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Moss Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Moss an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Moss up to the date of termination, and Mr. Moss shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Moss Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Moss specifying the effective date of termination. Mr. Moss may terminate the Moss Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Moss Agreement is terminated by the Company without Just Cause, or by Mr. Moss as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Moss an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Moss his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company from the Commencement Date; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Moss, continue each of Mr. Moss’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Mr. Moss an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Moss for the previous two years and (ii) 80% of Mr. Moss’s target annual STIP for the current fiscal year of the Company if Mr. Moss has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Moss Agreement by notifying Mr. Moss in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Moss Agreement. In the event of such termination, the Company will be obligated to provide Mr. Moss with (a) through (f) noted immediately above, however, the Company will only pay Mr. Moss severance equal to four months of Monthly Salary for each completed full year of employment with the Company commencing from the date of the Prior Moss Agreement.

Mr. Moss may terminate the Moss Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Moss Agreement is terminated by Mr. Moss’s resignation, the Company shall pay to Mr. Moss an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Moss up to the date of termination, and Mr. Moss shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Moss Agreement will automatically terminate upon the death of Mr. Moss and, upon such termination, the Company’s obligations under the Moss Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Moss’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination; (b) pay Mr. Moss’s estate his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Moss Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Moss Agreement will immediately terminate other than the Company’s obligations to (a) pay Mr. Moss an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination; (b) pay Mr. Moss his annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Mr. Moss, continue each of Mr. Moss’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Based on the independent report produced by Global Governance Advisors, on July 20, 2020, the Moss Agreement annual Monthly Salary was amended to $260,000 and he was awarded 98,256 RSUs which vest, as to one-third, at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Moss of $104,000 for fiscal 2020.

Stock Option Plans and Options

The following table sets forth, as at December 31, 2020, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted- average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	-	-	-
Equity compensation plans not approved by securityholders	12,908,315	$2.03	17,091,685
Total	12,908,315	$2.03	17,091,685

2020 Stock Incentive Plan

On June 11, 2015, our Board of Directors adopted our 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 common shares may be issued, subject to adjustment as described in the Stock Option Plan.

On May 29, 2020, with the prior recommendations from GGA, the Board of Directors passed a resolution to adopt our 2020 Stock Incentive Plan, subject to, and effective upon, the approval of shareholders. The 2020 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an “Award”) in the form of Options, RSUs, preferred shared units (“PSUs”) and deferred share units (“DSUs”), as described in further detail below. The 2020 Stock Incentive Plan was approved by Company shareholders on July 9, 2020 and, accordingly, all future grants of equity-based Awards will be made pursuant to, or as otherwise permitted by, the 2020 Stock Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s prior Stock Option Plan.

The purpose of the 2020 Stock Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Stock Incentive Plan by the Board of Directors from time to time for their contributions toward the long-term goals and success of the Company, and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2020 Stock Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2020 Stock Incentive Plan.

Key Terms of the 2020 Stock Incentive Plan

Shares Subject to the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of common shares (each, a “Common Share”) that may be issued upon the exercise or settlement of Awards granted under it shall not exceed 30,000,000 Common Shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Common Shares). Such maximum number of Common Shares consists of (i) 12,850,917 Common Shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Stock Option Plan, which Awards will be covered by the 2020 Stock Incentive Plan upon its ratification by the shareholders, and (ii) 17,149,083 additional Common Shares that may be issued pursuant to Awards to be granted under the 2020 Stock Incentive Plan.

Administration of the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan designates the Board of Directors as the initial Plan Administrator (as defined in the 2020 Stock Incentive Plan), subject to the ability of the Board of Directors to delegate from time to time all or any of the powers conferred on the Plan Administrator to a committee of the Board of Directors. The Board of Directors has resolved to delegate all powers of administration of the 2020 Stock Incentive Plan to the Compensation Committee.

The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the 2020 Stock Incentive Plan, the time or times at which Awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Stock Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Stock Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Stock Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Stock Incentive Plan. The extent to which any such individual is entitled to receive a grant of an Award pursuant to the 2020 Stock Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Stock Incentive Plan. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Stock Incentive Plan, and will generally be evidenced by an Award agreement. In addition, subject to the limitations provided in the 2020 Stock Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Common Shares issued pursuant to Awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on Nasdaq for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the 2020 Stock Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Stock Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ü) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Stock Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Stock Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable.

Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable Common Share in respect of each vested PSU.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board of Directors may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board of Directors (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Stock Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Stock Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Stock Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All Awards must vest and settle in accordance with the provisions of the 2020 Stock Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the 2020 Stock Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award agreement or other written agreement:

(a)	Termination for Cause or upon Termination: Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)	Termination without Cause: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)	Disability: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time until the Expiry Date of such Option. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)	Death: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

(e)	Retirement: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant’s retirement. Notwithstanding the foregoing, if, following his or her retirement, the participant commences on the Commencement Date (as defined in the 2020 Stock Incentive Plan) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Stock Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant’s rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Income Tax Act (Canada)(the “Tax Act”) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)	if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Stock Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested Awards held by the participant at the Termination Date shall immediately vest; and

(ii)	any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is 90 days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)	unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on Nasdaq, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares; (ii) the sale of all or substantially all of the Company’s assets; (iii) the dissolution or liquidation of the Company; (iv) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Board of Directors at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board of Directors, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Stock Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Stock Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the 2020 Stock Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Stock Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the Nasdaq Listing Rules, the approval of shareholders is required to effect any of the following amendments to the 2020 Stock Incentive Plan:

(a)	increasing the number of Common Shares reserved for issuance under the 2020 Stock Incentive Plan, except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)	extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(d)	permitting an Option Award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(e)	increasing or removing the limits on the participation of directors;

(f)	permitting Awards to be transferred to a person;

(g)	changing the eligible participants; and

(h)	deleting or reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Stock Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

The foregoing summary of the 2020 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2020 Stock Incentive Plan, which was filed as Exhibit 4.1 to to the Company’s Form S-8 filed with the SEC on October 5, 2020, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Incentive Plan Awards

The following table sets out information on the incentive plan awards held by Named Executive Officers and/or directors as at December 31, 2020.

Named Executive Officer or Director	Number of securities underlying unexercised options & units (#)		Exercise price		Expiration date
Michael Paul Rivera, Chief Executive Officer and a director	Options	700,000		$2.62 USD	25-Jun-22
	Options	2,300,000		$1.91 USD	6-Dec-26
	RSUs	209,302	$	Nil	20-Jul-30
Bal Bhullar, Chief Financial Officer, and a director	Options	400,000		$3.40 USD	19-Mar-26
	Options	1,100,000		$1.91 USD	6-Dec-26
	RSUs	102,035	$	Nil	20-Jul-30
Isaac Moss, Chief Administrative Officer, Secretary	Options	250,000		$3.40 USD	19-Mar-26
	Options	750,000		$1.91 USD	6-Dec-26
	RSUs	98,256	$	Nil	20-Jul-30
Henry Reisner, Chief Operating Officer, President and a director	Options	56,818		$0.30 CAD	13-Aug-22
	Options	56,818		$0.80 CAD	9-Dec-22
	Options	5,000		$2.00 CAD	17-Feb-24
	Options	5,000		$9.60 USD	5-Jan-25
	RSUs	98,256	$	Nil	20-Jul-30
Steven Sanders, Chairman and a director	Options	120,000		$3.40 USD	19-Mar-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	12,952	$	Nil	22-Jul-30
Jerry Kroll, a director	Options	2,045,455		$0.30 CAD	11-Jun-22
	Options	227,273		$0.80 CAD	9-Dec-22
	Options	5,000		$2.00 CAD	17-Feb-24
	Options	5,000		$9.60 USD	5-Jan-25
	Options	1,250,000		$2.45 USD	4-Aug-26
Luisa Ingargiola, a director	Options	120,000		$3.40 USD	19-Mar-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	8,797	$	Nil	22-Jul-30
Joanne Yan, a director	Options	2,500		$2.00 CAD	17-Feb-24
	Options	2,500		$9.60 USD	5-Jan-25
	Options	120,000		$3.40 USD	19-Mar-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	11,364	$	Nil	22-Jul-30
Peter Savagian, a director	Options	120,000		$1.80 USD	17-Oct-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	11,510	$	Nil	22-Jul-30

The following table provides information concerning the incentive award grants of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2020. The only incentive award grants of the Company during such fiscal year was under the 2020 Stock Incentive Plan:

Named Executive Officer and Director	Equity Incentive Plan Compensation Value Vested During the Year ($)(*)	Non-Equity Incentive Plan Compensation Value Vested During the Year ($)
Michael Paul Rivera, Chief Executive Officer	$1,163,682	Nil
Bal Bhullar, Chief Financial Officer	$395,083	Nil
Isaac Moss, Chief Administrative Officer and Secretary	$745,964	Nil
Henry Reisner, Chief Operating Officer and President	$1,858	Nil
Steven Sanders, Chairman and a director	$363,104	Nil
Jerry Kroll, a director	$72,691	Nil
Joanne Yan, a director	$358,618	Nil
Luisa Ingargiola, a director	$348,935	Nil
Peter Savagian, a director	$414,787	Nil

Note:

(*)	The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our shares on the Nasdaq on vesting date, and the exercise price of the Options, multiplied by the number of Options that have vested.

Director Compensation for Fiscal 2020

The following table sets forth all compensation for services as a director to the Company during the fiscal year ended December 31, 2020 in respect of the directors set out below, which for those directors who are Named Executive Officers excludes compensation for services provided as a Named Executive Officer.

Director	Year	Salary ($)	Share-based Awards ($)	Equity Incentive Awards ($) (*)	All Other Compensation ($)	Total Compensation ($)
Michael Paul Rivera	2020	Nil	Nil	Nil	Nil	Nil
Jerry Kroll	2020	Nil	Nil	Nil	Nil	Nil
Bal Bhullar	2020	Nil	Nil	Nil	Nil	Nil
Henry Reisner	2020	Nil	Nil	Nil	Nil	Nil
Steven Sanders	2020	106,667	Nil	44,167	Nil	150,834
Jerry Kroll	2020	26,250	Nil	Nil	Nil	26,250
Joanne Yan	2020	41,356	Nil	38,750	Nil	80,106
Luisa Ingargiola	2020	70,002	Nil	29,997	Nil	99,999
Peter Savagian	2020	49,625	Nil	39,250	Nil	88,875
Jack Austin	2020	13,533	Nil	Nil	Nil	13,533

Note:

(*)	Option-based awards represent the fair value of Options granted in the year under the 2020 Stock Incentive Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.

We reimburse out-of-pocket costs that are incurred by the directors.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements”.

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

Our Board of Directors currently consists of eight directors. Our directors are elected annually at each annual meeting of our Company’s shareholders. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board of Directors for required skills, expertise, independence and other factors.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board of Directors examines the effectiveness of the Company’s internal control processes and management information systems. The Compensation Committee reviews executive compensation and recommends Option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The independent members of the Board of Directors are Ms. Ingargiola, Ms. Yan and Messrs. Sanders and Savagian. Ms. Bhullar and Messrs. Rivera and Reisner are not independent as they are officers of the Company and Mr. Kroll is not independent as he is a significant security holder of the Company and was the former Chief Executive Officer of the Company until August 12, 2019.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board of Directors’ opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board of Directors facilitates its independent supervision over management of the Company through frequent meetings of the Board of Directors at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

On April 16, 2020, the Board of Directors adopted a new Board Mandate among other new corporate governance materials. Pursuant to the Board Mandate, the Board of Directors is specifically charged with responsibility for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company;

(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning (including appointing, training and monitoring senior management);

(e)	adopting a communication policy for the Company;

(f)	the Company’s internal control and management information systems; and

(g)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

A copy of the complete text of the Board Mandate was filed as Exhibit 99.5 to the Company’s Form 6-K filed with the SEC on April 27, 2020, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Our Board of Directors is responsible for appointing our Company’s officers. On April 16, 2020, our Board of Directors adopted written position descriptions for the Chair of the Board of Directors and the Chair of each committee of the Board of Directors. In addition, our Board of Directors and the CEO have adopted a written position description for the CEO.

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s assets, business, technology and industry and on the responsibilities of directors.

Board of Directors’ meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Board of Director Committees

Our Board of Directors currently has four committees, the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Corporate Disclosure Committee.

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

Nominating and Corporate Governance Committee

On April 16, 2020, our Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the “N&CG Committee”) which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Joanne Yan and Peter Savagian. The N&CG Committee is responsible for corporate governance generally, reviewing the composition and size of the Board of Directors, evaluating the Board of Directors as a whole, identifying, considering and recommending candidates to fill new positions or vacancies on the Board of Directors, evaluating individual members of the Board of Directors, reviewing composition of each committee of the Board of Directors, recommending persons to be members of various committees and dealing with conflicts of interest.

The N&CG Committee is responsible for: making recommendations to the Board of Directors regarding an appropriate organization and structure for the Board of Directors; evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board of Directors; periodically reviewing and assessing the adequacy of the Company’s corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board of Directors for adoption of additional corporate governance principles; periodically reviewing the Company’s Articles and Bylaws in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board of Directors or submission by the Board of Directors to the Company’s shareholders; making recommendations on the structure and logistics of Board of Directors’ meetings and may recommend matters for consideration by the Board of Directors; considering, adopting and overseeing all processes for evaluating the performance of the Board of Directors, each committee and individual directors; and annually reviewing and assessing its own performance.

Compensation Committee

On April 16, 2020, our Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The Compensation Committee determines compensation for the directors and officers of the Company, as well as the procedures for this determination, as are described under “Overview of Executive Compensation Program” herein.

Our Compensation Committee also reviews any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. The Compensation Committee and the N&CG Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

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

Corporate Disclosure Committee

Our Corporate Disclosure Committee consists of Steven Sanders, Luisa Ingargiola, Joanne Yan and Peter Savagian and is chaired by Steven Sanders. The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. The Corporate Disclosure Committee:

•	reviews executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures,

•	reviews executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and

•	Reports to the Board of Directors on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

•	provides compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

•	establishes and maintains corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g., blogging and Tweeting by subject matter experts);

•	prioritizes social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology and organizational projects; and

•	ensures open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

D. Employees

As of March 17, 2021, we employed a total of 119 full-time and 18 part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	62
Sales & Marketing	35
General & Administration	18
Executives	4

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The Options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of March 23, 2021.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Joanne Yan	Director	Nov. 21, 2016	Nov. 21, 2021	$4.00 CAD	50,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of March 23, 2021 by: (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:

Michael Paul Rivera(3), Chief Executive Officer and a director	1,670,171	1.5%

Henry Reisner(4), Chief Operating Officer, President and a director	2,497,904	2.2%

Bal Bhullar(5), Chief Financial Officer and a director	953,901	*

Steven Sanders(6), Chairman and a director	351,476	*

Jerry Kroll(7), a director	10,779,820	9.3%

Joanne Yan(8), a director	430,315	*

Luisa Ingargiola(9), a director	321,623	*

Peter Savagian(10), a director	350,755	*

Isaac Moss(11), Chief Administrative Officer and Corporate Secretary	1,000,000	*

Directors and Executive Officers as a Group (Eleven Persons)	18,355,965	15.99%

Other 5% or more Shareholders:

Megan Martin(12)	2,700,000	2.4%

Shang Wen Yang(13)	3,762,972	3.3%

Unison International Holdings Ltd.(14)	3,200,000	2.8%

Zongshen (Canada) Environtech Ltd.(15)	2,800,000	2.4%

Notes:

*	Less than 1%.
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 23, 2021.
(2)	The percentage is calculated based on 112,908,266 common shares that were outstanding as of March 23, 2021.
(3)	Shares beneficially owned consists of (i) an Option to purchase 1,487,027 of our common shares which have vested and (ii) 183,144 shares of our common stock which will vest within 60 days of March 23, 2021.
(4)

Shares beneficially owned consists of (i) 2,375,000 common shares registered directly to Henry Reisner, (ii)an Option to purchase 122,695 shares of our common stock which have vested and (iii) an Option to purchase 209 shares of our common stock which will vest within 60 days of March 23, 2021.

(5)	Shares beneficially owned consists of (i) 3,900 common shares registered directly to Bal Bhullar, (ii) an Option to purchase 888,890 shares of our common stock which have vested and (iii) an Option to purchase 61,111 shares of our common stock which will vest within 60 days of March 23, 2021.
(6)	Shares beneficially owned consists of an Option to purchase 345,000 shares of our common share which have vested and 6,476 vested DSUs
(7)	Shares beneficially owned consists of (i) 4,475,000 common shares held by Jerry Kroll, (ii) 3,572,092 common shares registered to Ascend Sportmanagement Inc. (over which Mr. Kroll has discretionary voting and investment authority), (iii) Options to purchase 2,732,728 shares of our common stock which have vested.
(8)	Shares beneficially owned consists of (i) 25,000 common shares registered directly to Joanne Yan, (ii) 50,000 common shares issuable upon the exercise of warrants registered directly to Ms. Yan, (iii) an Option to purchase 349,529 shares of our common stock which have vested (iv) an Option to purchase 104 shares of our common stock which will vest within 60 days of March 23, 2021 and (v) 5,682 vested DSUs.
(9)	Shares beneficially owned consists of (i) 92,224 common shares registered directly to Luisa Ingargiola, (ii) an Option to purchase 225,000 shares of our common share which have vested and (iii) 4,399 vested DSUs.
(10)	Shares beneficially owned consists of (i) an Option to purchase 345,000 shares of our common stock which have vested and (ii) 5,755 vested DSUs.
(11)	Shares beneficially owned consists of an Option to purchase 1,000,000 shares of our common stock which have vested..
(12)	Shares beneficially owned consists of (i) 1,250,000 common shares held by to Megan Martin, (ii) 1,250,000 common shares held by Ms. Martin’s husband, Yuan Sheng Zhang, (iii) 200,000 common shares held by Ms. Martin’s son, Bo Hong Zhang,
(13)	Shares beneficially owned consists of (i) 1,029,688 common shares registered directly to Shang Wen Yang (ii) 500,017 common shares held by Mr. Yang’s mother, Cheng Quan Sang, (iii) 320,080 common shares held by Canada Jia-Qiao Group Investment Ltd. (over which Mr. Yang’s mother has discretionary voting and investment authority), (iv) stock options held by Shang Wen Yang to purchase 57,090 shares of our common stock which have vested, (v) 1,000,000 common shares issuable upon the exercise of warrants registered directly to Shang Wen Yang, (vi) 500,017 common shares issuable upon the exercise of warrants registered directly to Mr. Yang’s mother and (vii) 320,080 common shares issuable upon the exercise of warrants registered directly to Canada Jia-Qiao Group Investment Ltd.
(14)	Shares beneficially owned consists of (i) 1,710,000 common shares registered directly to Unison International Holdings Ltd. and (ii) 1,490,000 common shares issuable upon the exercise of warrants registered directly to Unison International Holdings Ltd. (over which Mr. Ping Hui Lu has discretionary voting and investment authority).
(15)	Shares beneficially owned consists of (i) 1,400,000 common shares registered directly to Zongshen (Canada) Environtech Ltd. and (ii) 1,400,000 common shares issuable upon the exercise of warrants registered directly to Zongshen (Canada) Environtech Ltd. (over which Mr. Daxue Zhang has discretionary voting and investment authority).

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at March 23, 2021, there were 37 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

Michael Paul Rivera

On June 24, 2019, we granted an Option for 700,000 common shares to Mr. Rivera having an exercise price of US$2.62 per common share and being exercisable until June 24, 2022. On December 6, 2019, we granted an Option for 2,300,000 common shares to Mr. Rivera having an exercise price of US$1.91 per common share and being exercisable until December 6, 2022.

On May 17, 2019, the Company entered into the Rivera Agreement with Mr Rivera. Effective on January 1, 2020, Mr. Rivera and the Company entered into the Amended Rivera Agreement to the Rivera Agreement. Mr. Rivera has a base salary annual salary of US$300,000 with a guaranteed bonus of US$150,000.

In January 2020, Mr. Rivera received a US$38,904 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Rivera Agreement annual Base Salary was amended to US$370,000 and Mr. Rivera was awarded 209,302 RSUs which vest as to on- third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Rivera of US$277,500 for fiscal 2020.

Henry Reisner

On October 18, 2017, we entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica with Mr. Reisner and two members of his family, which replaced a prior Joint Operating Agreement, dated July 15, 2015, as amended on September 19, 2016, which was comprised of three underlying agreements. Under the SPA, we agreed to purchase all the shares of Intermeccanica for CAD$2,500,000; CAD$300,000 of which had been previously paid under the Joint Operating Agreement. At closing we paid the sellers CAD$700,000 and issued a promissory note (the “Note”) for the balance of CAD$1,500,000. On January 28, 2018, we paid off all of the principal and interest due on the Note for CAD$1,520,548.

On February 16, 2015, Mr. Reisner acquired 2,375,000 common shares at a deemed price of CAD$0.0004 per common share pursuant to a private share acquisition. Mr. Reisner’s wife and daughter acquired 525,000 common shares and 125,000 common shares, respectively, at a deemed price of CAD$0.0004 per common share pursuant to a private share acquisition.

On August 13, 2015, we granted an Option for 625,000 common shares to Mr. Reisner having an exercise price of CAD $0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of that Option. As of the date hereof, Mr. Reisner holds 56,818 of that Option. In addition, on December 9, 2015, we granted an Option for 625,000 common shares to Mr. Reisner having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Reisner agreed to forfeit an aggregate of 568,182 of that Option. As of the date hereof, Mr. Reisner holds 56,818 of that Option. On February 17, 2017, we granted an Option for 5,000 common shares to Mr. Reisner having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option for 5,000 common shares to Mr. Reisner having an exercise price of $9.60 per common share and being exercisable until January 5, 2025.

On January 15, 2019, we entered into an executive employment agreement with Mr. Reisner pursuant to which he receives a base salary in the amount of CAD$180,000 per year. On January 15, 2020, we replaced that agreement with the Reisner Agreement pursuant to which Mr. Reisner receives a base salary in the amount of CAD$225,000 per year and subject to an additional CAD$25,000 bonus.

In the summer of 2020, Mr. Reisner received a CAD$50,000 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee from GGA, on July 20, 2020, the Reisner Agreement annual Monthly Salary was amended to $260,000 and Mr. Reisner was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Reisner of $104,000 for fiscal 2020.

Bal Bhullar

On February 19, 2019, Ms. Bhullar bought 3,800 common shares at price of $4.59 and 100 shares at a price of $4.57. On March 19, 2019, we granted an Option for 400,000 common shares to Ms. Bhullar having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option for 1,100,000 common shares to Ms. Bhullar having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, we entered into a Consulting Agreement with BKB Management Ltd., a company under the control and direction of Ms. Bhullar, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. A bonus of CAD$36,000 was paid at the end of 2019. On January 1, 2020, we entered into the Bhullar Agreement with Ms. Bhullar, and which superseded the Consulting Agreement, and pursuant to which Ms. Bhullar receives CAD$280,000 per year.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Bhullar Agreement annual Monthly Salary was amended to $270,000 and Ms. Bhullar was awarded 102,035 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of $108,000 to Ms. Bhullar for fiscal 2020.

Steven Sanders

On May 5, 2018, we issued an Option to purchase 75,000 of our common shares at $9.00 to Steven Sanders in exchange for his services as a director of our Company. The Option vested in equal quarters every three months with the first quarter vesting on the date the Option was granted, and it has now been cancelled. On March 19, 2019, we granted an Option to purchase 120,000 common shares to Mr. Sanders having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 225,000 common shares to Mr. Sanders having an exercise price of $1.91per common share and being exercisable until December 6, 2026. Mr. Sanders now receives directors’ fees of $125,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Sanders’ annual directors’ fees were amended to $132,500, whereby $88,333 will be paid in quarterly installments with the balance being payable in 12,952 DSUs.

Jerry Kroll

On October 16, 2017, Jerry Kroll, our then CEO, as Pledgor, entered into a Share Pledge to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million (CAD$1.4 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and had agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen. During third quarter of 2020, the Company has paid 100% of the cost of the prototype tooling and molds and, accordingly, the Share Pledge has been terminated.

From February 16, 2015 to November 13, 2015, Mr. Kroll provided us with loans in the aggregate amount of CAD$185,000. These loans were unsecured, non-interest bearing and due on demand. No formal written agreements regarding these loans were signed, however, they are documented in our accounting records. On January 20, 2016, we repaid CAD$135,000 of these loans and CAD$50,000 was repaid through the issuance of 62,500 post-subdivision units of our Company at a price of CAD$0.80 per unit.

On February 16, 2015, Mr. Kroll acquired 3,500,000 common shares of our Company and Ascend Sportmanagement Inc., a corporation under the control and direction of Mr. Kroll, acquired 5,000,000 common shares at a price of CAD$0.0004 per common share pursuant to a private placement. In addition, on June 15, 2015, Mr. Kroll acquired 25,000 units of our Company at a price of CAD $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$0.80 per common share and is exercisable until June 15, 2020. Furthermore, on January 22, 2016, Mr. Kroll acquired 62,500 units of our Company at a price of CAD$0.80 per unit pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$2.00 per common share and is exercisable until January 22, 2021.

On June 11, 2015, we granted an Option to purchase 22,500,000 of our common shares to Mr. Kroll having an exercise price of CAD$0.30 per common share and being exercisable until June 11, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 20,454,545 of that Option. As of the date hereof, Mr. Kroll holds 2,045,455 of that Option. In addition, on December 9, 2015, we granted an Option to purchase 2,500,000 of our common shares to Mr. Kroll having an exercise price of CAD $0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Kroll agreed to forfeit an aggregate of 2,272,777 of that Option. As of the date hereof, Mr. Kroll holds 227,273 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Kroll having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018 we granted an Option to purchase 5,000 of our common shares to Mr. Kroll having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. On August 4, 2019, Mr. Kroll was granted an Option to purchase 1,250,000 of our common shares an exercise price of $2.45 per common share and is exercisable until August 4, 2026.

On January 15, 2019, we entered into the Kroll Agreement with Mr. Kroll, which superseded our Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019, we entered into the Continuing Relationship Agreement with Mr. Kroll, which superseded the Kroll Agreement, and pursuant to which Mr. Kroll received a fee of CAD$300,000 over a period of 12 months. As a result of the expiration of the Continuation Relationship Agreement on August 16, 2020, Mr. Kroll now receives annual directors’ fees of US$70,000 which are paid quarterly.

Luisa Ingargiola

On May 5, 2018, we issued an Option to purchase 75,000 of our common shares at $9.00 to Luisa Ingargiola in exchange for her services as a director of our Company. That Option vested in equal quarters every three months with the first quarter vesting on the date the Option was granted and it has now been cancelled. On March 19, 2019, we granted an Option to purchase 120,000 of our common shares to Ms. Ingargiola having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Ms. Ingargiola having an exercise price of $1.91per common share and being exercisable until December 6, 2026. Ms. Ingargiola receives directors’ fees of $80,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Ingargiola’s annual directors’ fees were amended to $90,000, whereby $60,003 will be paid in quarterly installments and the balance will be paid in 8,797 DSUs.

Jack Austin

On November 20, 2018 we appointed the Honorable Jack Austin to our Board of Directors. In conjunction with such appointment Mr. Austin was granted an Option to purchase 120,000 of our common shares, at an exercise price of $1.53 and being exercisable until November 20, 2023, and directors’ fees of CAD$60,000 annually. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Mr. Austin having an exercise price of $1.91per common share and being exercisable until December 6, 2026.

Mr. Austin resigned as a director on April 20, 2020; such that his Options are now terminated.

Joanne Yan

On November 7, 2016, Joanne Yan acquired 50,000 units of our Company at a price of CAD$0.3634 per unit. Ms. Yan has only 25,000 of those common shares left. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one additional common share at a price of CAD$4.00 per common share and is exercisable until November 7, 2021.

On February 17, 2017, we granted an Option to purchase 2,500 common shares to Ms. Yan having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. On January 5, 2018, we granted an Option to purchase 2,500 of our common shares to Ms. Yan having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted an Option to purchase 120,000 of our common shares to Ms. Yan having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Ms. Yan having an exercise price of $1.91per common share and being exercisable until December 6, 2026. Ms. Yan receives directors’ fees of $60,000 annually.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Yan’s annual directors’ fees were amended to US$77,500, whereby USD$38,750 will be paid in quarterly installments and the balance will be paid in 11,364 DSUs.

Peter Savagian

On October 16, 2019 we appointed Peter Savagian to our Board of Directors. In conjunction with such appointment Mr. Savagian was granted an Option to purchase 120,000 of our common shares, with an exercise price of $1.80 per common share and being exercisable until October 16, 2026, and directors’ fees of $60,000 annually. On December 6, 2019, we granted an Option to purchase 225,000 of our common shares to Mr. Savagian having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Savagian’s annual directors’ fees were amended to $78,500, whereby $39,250 will be paid in quarterly installments and the balance will be paid in 11,510 DSUs.

Shaun Greffard

On August 13, 2015, we granted an Option to purchase 25,000 of our common shares to Shaun Greffard having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. In addition, on December 9, 2015, we granted an Option to purchase12,500 of our common shares to Mr. Greffard having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On February 17, 2017, we granted an Option to purchase 125,000 of our common shares to Mr. Greffard having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option to purchase 5,000 of our common shares to Mr. Greffard having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. Mr. Greffard was paid directors’ fee of CAD$60,000 for fiscal 2019 and resigned on December 6, 2019.

Isaac Moss

On January 5, 2018 we granted an Option to purchase 125,000 of our common shares to Isaac Moss having an exercise price of $9.60 per common share and being exercisable until January 5, 2025, and that Option has now been cancelled. On March 19, 2019, we granted an Option to purchase 250,000 of our common shares to Mr. Moss having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted an Option to purchase 750,000 of our common shares to Mr. Moss having an exercise price of $1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, our Board of Directors approved the entering into of the Prior Moss Agreement which superseded our Company’s prior agreement with Mr. Moss which had been amended in August of 2018. On July 1, 2020, our Board of Directors approved the entering into of the new Moss Agreement which superseded the Prior Moss Agreement.

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Moss Agreement annual Monthly Salary was amended to $260,000 and Mr. Moss was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of $104,000 to Mr. Moss for fiscal 2020.

Iain Ball

On August 13, 2015, we granted an Option to purchase 250,000 of our common shares to Iain Ball having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 227,273 of that Option. As of the date hereof, Mr. Ball exercised all stock options granted. In addition, on December 9, 2015, we granted an Option to purchase 375,000 of our common shares to Mr. Ball having an exercise price of CAD$0.80 per common share and being exercisable until December 9, 2022. On July 20, 2018, Mr. Ball agreed to forfeit an aggregate of 340,909 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Ball having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option to purchase 5,000 of our common shares to Mr. Ball having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. On March 19, 2019, we granted an Option to purchase 183,182 of our common shares to Mr. Ball having an exercise price of $3.40 per common share and being exercisable until March 19, 2026. Mr. Ball resigned as an executive officer of our Company on June 30, 2019.

On August 19, 2015, Mr. Iain Ball acquired 31,250 units of our Company at a price of CAD$0.80 per unit. Each unit consisted of one common share and one common share purchase warrant, and each warrant is exercisable for one additional common share at a price of CAD$2.00 per common share and was exercisable until August 19, 2020.

Ed Theobald

On February 16, 2015, Ed Theobald acquired 250,000 common shares of our Company at a price of CAD$0.0004 per common share pursuant to a private placement.

On August 13, 2015, we granted an Option to purchase 250,000 of our common shares to Ed. Theobald having an exercise price of CAD$0.30 per common share and being exercisable until August 13, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 227,273 of that Option. In addition, on December 9, 2015, we granted an Option to purchase 375,000 of our common shares to Mr. Theobald having an exercise price of CAD$0.80 per common share until December 9, 2022. On July 20, 2018, Mr. Theobald agreed to forfeit an aggregate of 340,909 of that Option. On February 17, 2017, we granted an Option to purchase 5,000 of our common shares to Mr. Theobald having an exercise price of CAD$2.00 per common share and being exercisable until February 17, 2024. Furthermore, on January 5, 2018, we granted an Option to purchase 5,000 of our common shares to Mr. Theobald having an exercise price of $9.60 per common share and being exercisable until January 5, 2025. Mr. Theobald resigned as an executive officer of our Company on June 30, 2019.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a Manufacturing Agreement with Zongshen to produce 75,000 SOLO all-electric vehicles, which we expect to occur in the three full years from the commencement of production. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 2.4% of our common shares. The production plan in the Manufacturing Agreement is 75,000 SOLOs over a period of three years once mass scale production has begun. We commenced production on August 26, 2020. Under the Manufacturing Agreement we agreed to reimburse Zongshen for the estimated cost of the prototype tooling and molds in amount of $1.4million and of the mass production tooling and molds in amount of $4.3 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds. At December 31, 2020, Zongshen completed prototype tooling and molds with actual cost of $1.7 million and the mass production tooling and molds with actual cost of $6.2 million. The Company inspected the completed prototype and mass production tooling and molds. The Company paid 100% of the prototype tooling and molds cost and 80% of the mass production tolling and molds cost. The unpaid amount of mass production tooling and molds is included in accrued liabilities as at December 31, 2020.

The prototype and mass production tooling and molds are estimated to be used for three years to produce the Generation 3 SOLO EVs. The existing production tooling and molds will be depreciated on a straight-line basis over a 3 year period as the assets were custom built for the production of the SOLO EVs and will be retired at the end of the production run. The Company estimates that the residual value of the assets will be minimal at the end of the 3 year period.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP.

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

There is no limitation imposed by Canadian law or by our Articles or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a “non-Canadian” (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

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

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2021, this amount is $1.043 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.565 billion for 2021); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security”, the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Association Act, the Insurance Companies Act or the Trust and Loan Companies Act;; and

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

SOLO Manufacturing Agreement

On October 2, 2017, we announced a Manufacturing Agreement with Zongshen to produce 75,000 SOLO all-electric vehicles. The production commenced on August 26, 2020, but deliveries to customers will be in 2021. The 75,000 SOLOs under the Manufacturing Agreement will be completed in the three years from the commencement of production. Under the Manufacturing Agreement we agreed to reimburse Zongshen for: (i) the cost of the prototype tooling and molds estimated to be $1.4 million, which was due on or before March 18, 2018 and which had been postponed to complete until the second quarter of 2019 due to Zongshen not then completing the prototype of the tooling and molds; and (ii) the mass production tooling and molds estimated to be $4.3 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds and 10% upon delivery to the Company of the first production vehicle. At December 31, 2020, the Company had completed the prototype tooling and molds with an actual cost of $1.7 million, as inspected and assessed by the Company, most of the prototype tooling and molds will be used for the mass production and the Company has completed the mass production tooling and molds with an actual cost of $6.2 million. The Company had paid 100% of prototype tooling and molds and 80% of the mass production tooling and molds.

Share Pledge Agreement

In connection with the Manufacturing Agreement with Zongshen, on October 16, 2017, Jerry Kroll, our then CEO, entered into a Share Pledge Agreement to guarantee the payment by us for the cost of the prototype tooling and molds estimated to be $1.4 million to Zongshen through the pledge of 400,000 of our common shares at a deemed price of USD$4.00 per share. We had agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen under the Share Pledge Agreement. The Share Pledge Agreement has now been terminated.

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Act has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

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

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us and the Agents, and is not affiliated with us or the Agents, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on a business in Canada, or otherwise in connection with a business carried on or deemed to be carried on in Canada, and (v) is not a “registered non-resident insurer”, an “authorized foreign bank” (each as defined in the Tax Act), or other holder of special status or in special circumstances, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who qualifies in all respects for the full benefits of the Tax Treaty. Holders who meet all of the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, partnerships, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all, and no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, any or all of which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

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

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Disposition of Common Shares

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of our common shares, unless the common shares are “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Provided the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Nasdaq) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing (whether or not the property exists). Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and compliance procedures under the Tax Act, none of which is described in this summary.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As most of our cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. Our secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government value added taxes and interest receivable from the major financial institution with high credit rating.

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

Historically, our source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and registered offerings. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2020, 2019 and 2018 (amounts payable to related parties is included with trade payables in the tables below). We have excluded derivative liabilities from the table because they are settled by shares.

At December 31, 2020	Within one year	Between one and five years	More than five years
Trade payables	$1,001,773	-	-
Accrued liabilities	2,179,134	-
Due to related parties	280,432	-	-
Lease liabilities	576,232	373,889	125,652
	$4,037,571	$373,889	$125,652

At December 31, 2019	Within one year	Between one and five years	More than five years
Trade payables	$535,048	-	-
Accrued liabilities	894,350	-
Due to related parties	212,562	-	-
Shareholder loans	1,602	-	-
Lease liabilities	466,679	468,465	194,105
	$2,110,241	$468,465	$194,105

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$468,548	-	-
Accrued liabilities	400,940	-
Due to related parties	61,427	-	-
Shareholder loans	4,592	-	-
	$935,507	$-	$-

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

The following is an analysis of financial assets and liabilities that are denominated in US dollars:

	December 31, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	$127,126,440	$8,143,357	$13,304,246
Restricted cash	$63,250	$63,250	$40,250
Receivables	$162,315	$148,901	$37,715
Lease liabilities	$(646,616)	$(557,713)	$-
Trade payables and accrued liabilities	$(1,921,536)	$(81,700)	$(281,655)
	$124,783,853	$7,716,095	$13,100,556

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $121,504 for the year ended December 31, 2018. A 1% change in market interest rates would have an impact on the Company’s net loss of $65,000 for the year ended December 31, 2019. A 1% change in market interest rates would have an impact on the Company’s net loss of $710,000 for the year ended December 31, 2020.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Cash and receivables:
Cash and cash equivalents	$129,450,676	$8,560,624	$13,951,951
Restricted cash	$143,800	$142,201	$81,608
Receivables	$159,664	$111,400	$175,077
	$129,754,140	$8,814,225	$14,208,636

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2020		December 31, 2019	December 31, 2018
Non-derivative financial liabilities:
Trade payable and accrued liabilities		$3,461,339	$1,641,960	$930,915
Shareholder loan	$		$1,602	$4,592
Lease liabilities		1,075,773	1,129,249	-
Derivative liability		$17,899,855	$5,456,265	$3,503,572
		$22,436,967	$8,299,076	$4,439,079

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

Financial liabilities measured at fair value at December 31, 2020 consisted of the derivative liability, which includes transferrable warrants and non-transferrable warrants. Transferrable warrants are measured using level 1 inputs and non-transferrable warrants are measured using level 2 inputs. There have been no reclassifications between the Levels in the periods presented.

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the NASDAQ exchange.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility

The following is an analysis of derivative liabilities as at December 31, 2020, 2019 and 2018:

	December 31, 2020		December 31, 2019		December 31, 2018
Level 1		$14,308,914		$1,217,221	$	Nil
Level 2		$3,590,941		$4,239,044		$3,503,572
Level 3	$	Nil	$	Nil	$	Nil

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

Use of Proceeds

From March 30, 2020 to September 24, 2020, we completed an offering of 28,978,936 common shares. These common shares were offered and sold by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act (the “ATM Offering”). We received approximately $58 million in net proceeds from the ATM Offering. We have not yet fully used the net proceeds from this ATM Offering. The proceeds from the ATM Offering that we have used were used to advance the development and mass production of the SOLO and for general corporate and working capital purposes. We anticipate that the remainder of the net proceeds from the ATM Offering will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

On June 12, 2020, we completed a registered direct public offering of 10,000,000 common shares with institutional investors (the “Registered Offering”). We received approximately $19 million in net proceeds from the Registered Offering. We have not yet used the net proceeds from this Registered Offering. We anticipate that the net proceeds from the Registered Offering will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

From December 22 to December 30, 2020, we completed a further ATM Offering of 7,520,000 common shares. We received approximately $52 million in net proceeds from this ATM Offering. We have not yet used the net proceeds from this ATM offering. We anticipate that the net proceeds from this ATM Offering will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

From January 1 to March 23, 2021, we completed ATM offerings of 20,365,495 common shares. We received approximately $143 million in net procees from ATM offerings. We have not yet used the net proceeds from this ATM offering. We anticipate that the net proceeds from this ATM Offering will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2020.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended December 31, 2020, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Luisa Ingargiola, Steven Sanders, Joanne Yan and Jack Austin, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of Nasdaq.

Our Board of Directors has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, we believe that each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Bal Bhullar, CFO, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, or by email at bal@electrameccanica.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by KPMG for the fiscal year ended December 31, 2020 and 2019:

	Year Ended December 31
	2020	2019
Audit Fees:	$159,265	$115,349
Audit Related Fees:	$-	$-
Tax Fees:	$61,163	$28,000
Total:	$220,428	$143,349

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by our independent auditor that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees”, and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

Tax Fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by our independent auditor for tax compliance, tax planning and tax advice.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer and our common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Set forth below is a brief summary of such differences.

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

In addition, Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company.

Quorum Requirement

NASDAQ Marketplace Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock. The Company does not presently follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with British Columbia corporate and securities laws and its Articles which do not require a quorum of no less than 33 1/3% of the outstanding shares of the Company’s common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Company’s Articles, which is one or more persons, present in person or by proxy.

Executive Sessions

NASDAQ Marketplace Rule 5605(b)(2) requires that the independent board members of a company have Executive Sessions which are regularly scheduled and at which only independent directors are present. Although we have previously followed this NASDAQ Marketplace Rule we may not do so in the future or on a consistent or regularly scheduled basis. Instead, and in accordance with the NASDAQ exemption, we may determine to comply with British Columbia corporate and securities laws which do not require Executive Sessions of independent board members unless otherwise indicated in the Articles of the company which is not the case for the Company.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars.

Financial statements are filed as part of this Annual Report:

[To be included upon finalization of financial statements]

ElectraMeccanica Vehicles Corp.

Consolidated Financial Statements

Year Ended December 31, 2020 and 2019

Expressed in United States Dollars

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Electrameccanica Vehicles Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electrameccanica Vehicles Corp. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in presentation currency

As discussed in Note 3 to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to US Dollars as of December 31, 2020, and has applied this change retrospectively for all periods presented.

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

Vancouver, Canada

March 22, 2021

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	Note	December 31, 2020	December 31, 2019 Restated
ASSETS
Current assets
Cash and cash equivalents	4	$129,450,676	$8,560,624
Receivables	5	213,346	340,185
Prepaid expenses		5,039,150	5,077,328
Inventory		609,094	578,753
		135,312,266	14,556,890
Non-current assets
Restricted cash		143,800	142,201
Plant and equipment	6	9,290,308	7,707,863
Net investment in sublease	7	38,541	-
Goodwill and other intangible assets	8	969,467	956,009
TOTAL ASSETS		$145,754,382	$23,362,963
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	9	3,461,339	1,641,960
Customer deposits		329,221	317,463
Construction contract liability		189,651	153,890
Shareholder loan		-	1,602
Deferred income tax	11	-	33,063
Current portion of lease liabilities	10	576,232	466,679
		4,556,443	2,614,657
Non-current liabilities
Derivative liability[1]	12	17,899,855	5,456,265
Lease liabilities	10	499,541	662,570
Deferred revenue		119,253	-
TOTAL LIABILITIES		23,075,092	8,733,492
EQUITY
Share capital	13	212,058,836	50,616,051
Deficit		(110,327,159)	(47,280,254)
Reserves		20,947,613	11,293,674
TOTAL EQUITY		122,679,290	14,629,471
TOTAL LIABILITIES AND EQUITY		$145,754,382	$23,362,963

Nature and continuance of operations (Note 1)

Lease commitments (Note 23)

On behalf of the Board of Directors

/s/ Michael Paul Rivera	/s/ Bal Bhullar
Director	Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in United States dollars)

		Year ended
	Note	December 31, 2020	December 31, 2019 Restated	December 31, 2018 Restated
Revenue		$568,521	$585,584	$599,757
Cost of revenue		699,455	487,543	443,796
Gross profit / (loss)		(130,934)	98,041	155,961
Operating expenses
Amortization	6	1,603,654	804,206	214,981
General and administrative expenses	15	8,825,317	6,101,360	4,236,742
Research and development expenses	16	7,854,866	7,179,646	4,294,687
Sales and marketing expenses	17	2,534,731	1,314,689	1,070,116
Stock-based compensation expense	13	6,260,985	5,147,573	2,491,078
Share-based payment expense		-	159,833	856,101
		27,079,553	20,707,307	13,163,705
Operating loss		(27,210,487)	(20,609,266)	(13,007,744)
Other items
Interest expense/(income)		(169,707)	(75,753)	-
Changes in fair value of warrant derivative	12	31,923,727	2,228,256	(5,946,668)
Lease modification loss	7	62,935	-	-
Issue costs allocated to derivative liability		-	-	1,152,408
Other Income	18	(395,372)	(67,410)	-
Foreign exchange (gain)/loss		4,447,387	597,464	(466,885)

Loss before taxes		(63,079,457)	(23,291,823)	(7,746,599)
Current income tax expense/(recovery)		(404)	1,600	(1,286)
Income tax recovery		(32,148)	(80,725)	-

Net loss		(63,046,905)	(23,212,698)	(7,745,313)

Other comprehensive income/(loss)		4,213,906	898,473	(763,708)

Comprehensive Loss		$(58,832,999)	$(22,314,225)	$(8,509,021)
Loss per share – basic and fully diluted		$(1.08)	$(0.64)	$(0.29)
Weighted average number of shares outstanding – basic and fully diluted		58,352,766	35,998,152	26,582,664

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Changes in Equity

(Expressed in United States dollars)

		Share capital				Foreign
	Note	Number of shares	Amount net of share issue cost	Share subscription	Share-based payment reserve	Currency Translation Reserve	Deficit	Total
Balance at December 31, 2017 Restated		23,794,106	$17,371,609	$595,678	$2,690,660	$152,542	$(16,322,243)	$4,488,246
Shares issued for cash		8,322,753	17,464,331	-	719,470	-	-	18,183,801
Shares issued for finder’s fee		2,286	19,160	-	-	-	-	19,160
Shares issued pursuant to exercise of options		6,198	24,800	-	(14,947)	-	-	9,853
Shares issued for services		207,000	797,812	-	-	-	-	797,812
Stock-based compensation		-	-	-	2,491,078	-	-	2,491,078
Share subscription		-	-	(595,678)	-	-	-	(595,678)
Net loss for the year		-	-	-	-	-	(7,745,313)	(7,745,313)
Foreign currency translation reserve		-	-	-	-	(763,708)	-	(763,708)
Balance at December 31, 2018 Restated		32,332,343	35,677,712	-	5,886,261	(611,166)	(24,067,556)	16,885,251
Shares issued for cash		3,333,334	10,965,269	-	-	-	-	10,965,269
Shares issued pursuant to exercise of warrants		1,116,323	3,634,734	-	-	-	-	3,634,734
Shares issued pursuant to exercise of options		137,304	83,382	-	(27,467)	-	-	55,915
Shares issued for services		140,070	292,661	-	-	-	-	292,661
Shares cancelled		(10,000)	(37,707)	-	-	-	-	(37,707)
Stock-based compensation		-	-	-	5,147,573	-	-	5,147,573
Net loss for the year		-	-	-	-	-	(23,212,698)	(23,212,698)
Foreign currency translation reserve		-	-	-	-	898,473	-	898,473
Balance at December 31, 2019 Restated		37,049,374	50,616,051	-	11,006,367	287,307	(47,280,254)	14,629,471
Shares issued for cash		46,498,936	132,941,001	-	-	-	-	132,941,001
Shares issued pursuant to exercise of warrants		5,242,389	32,597,096	-	(272,600)	-	-	32,324,496
Shares issued pursuant to exercise of options		518,864	950,971	-	(548,352)			402,619
Shares issued cost		-	(5,046,283)	-	-	-	-	(5,046,283)
Stock-based compensation	13	-	-	-	6,260,985	-	-	6,260,985
Net loss for the year		-	-	-	-	-	(63,046,905)	(63,046,905)
Foreign currency translation reserve		-	-	-	-	4,213,906	-	4,213,906
Balance at December 31, 2020		89,309,563	$212,058,836	$-	$16,446,400	$4,501,213	$(110,327,159)	$122,679,290

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Cash Flow Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

	Year ended
	December 31, 2020	December 31, 2019 Restated	December 31, 2018 Restated
Operating activities
Loss for the year	$(63,046,905)	$(23,212,698)	$(7,745,313)
Adjustments for:
Amortization	1,603,654	804,206	214,981
Stock-based compensation expense	6,260,985	5,147,573	2,491,078
Share-based payment expense	-	159,833	856,101
Interest expense/(income)	(169,707)	(75,753)	-
Lease modification loss	62,935	-	-
Changes in fair value of warrant derivative	31,923,727	2,228,256	(5,946,668)
Deferred income tax recovery	(32,148)	(80,725)	-
Changes in non-cash working capital items:
Receivables	183,863	660,621	(730,348)
Prepaid expenses	292,146	(3,228,192)	(1,036,818)
Inventory	6,875	(245,301)	(141,543)
Trade payables and accrued liabilities	392,539	755,098	48,591
Customer deposits and construction contract liability	35,406	157,259	(34,172)
Net cash flows used in operating activities	(22,486,630)	(16,929,823)	(12,024,111)
Investing activities
Investments in restricted cash	964	(55,775)	(85,420)
Expenditures on plant and equipment	(1,400,032)	(2,747,495)	(3,219,605)
Acquisition of intangible assets	-	(3,833)	(6,205)
Net cash flows used in investing activities	(1,399,068)	(2,807,103)	(3,311,230)
Financing activities
Interest received	178,925	92,550	-
Interest from net investment in sublease	11,420	-	-
Interest paid	(300)	(364)	-
Interest on lease payments	(79,655)	(103,946)	-
Repayment of bank loans	-	-	(95,397)
Repayment of promissory note	-	-	(1,157,382)
Repayment of shareholder loans	(1,521)	(3,131)	(3,204)
Repayment of leases	(486,136)	(469,113)	-
Payment received for net investment in sublease	73,586	-	-
Proceeds on issuance of common shares – net of issue costs	126,392,128	11,058,573	24,571,559
Proceeds from issuance of common shares for options exercised	405,305	55,791	-
Proceeds from issuance of common shares for warrants exercised	12,433,257	3,155,574	-
Net cash flows from financing activities	138,927,009.00	13,785,934	23,315,576
Increase/(decrease) in cash and cash equivalents	115,041,311	(5,950,992)	7,980,235
Effect of exchange rate changes on cash	5,848,741	559,665	(867,456)
Cash and cash equivalents, beginning	8,560,624	13,951,951	6,839,172
Cash and cash equivalents, ending	$129,450,676	$8,560,624	$13,951,951

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

1.	Nature and continuance of operations

ElectraMeccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles (“EV”s). The Company acquired Intermeccanica International Inc. (“Intermeccanica”) on October 18, 2017, and whose principal activity is the development and manufacturing of high-end custom-built vehicles. On January 22, 2018, the Company incorporated a wholly-owned subsidiary, EMV Automotive USA Inc., in Nevada, USA. On October 15, 2019, the Company incorporated a wholly-owned subsidiary, EMV Automotive Technology (Chongqing) Inc., in Chongqing, China. On November 22, 2019, the Company incorporated SOLO EV, LLC, a wholly-owned subsidiary of EMV Automotive USA Inc., in Michigan, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The Company’s principal activity is the development and manufacture of EVs. As at December 31, 2020, the Company has commenced commercial production of the SOLO single seat EV and is not able to finance day-to-day activities through operations. The Company’s continuation is dependent upon the successful results from its electric vehicle manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company has begun production but has not had commercial delivery of its first electric vehicle. As at December 31, 2020, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-production electric vehicles were netted off against research and development costs as cost recovery.

It is anticipated that significant additional funding will be required. Management primarily intends to finance its operations over the next 12 months through sales of the SOLO, private placements and/or public offerings of equity capital.

2.	Significant accounting policies and basis of preparation

The consolidated financial statements were authorized for issue on March 22, 2021 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and including interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as applicable to the preparation of annual financial statements.

These consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019, with the exception of a change in presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”) as discussed in Note 3.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value. As at December 31, 2020, the Company’s functional currency is CAD and its presentation currency is USD. The change in presentation currency is discussed in Note 3.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., from the date of incorporation of January 22, 2018, Intermeccanica, from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019, and SOLO EV, LLC, from the date of its incorporation on November 22, 2019. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

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

The Covid-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of the financial statements.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment from the Company in completing its consolidated financial statements include:

-	the assessment of the Company’s ability to continueoperations and whether there are events or conditions that may give rise to significant uncertainty;

-	the classification of financial instruments; and

-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Foreign currency translation

The Company’s functional currency is CAD. The functional currency of Intermeccanica is CAD, the functional currency of EMV Automotive USA Inc. is USD, and the functional currency of EMV Automotive Technology (Chongqing) Inc. is the Chinese RMB. The Company changed its presentation currency from CAD to USD as at December 31, 2020, and the change in presentation currency is discussed in Note 3.

Transactions in foreign currency

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in profit or loss.

Foreign operations translation

The assets and liabilities of foreign operations are translated into CAD at period-end foreign currency rates. Revenues and expenses of foreign operations are translated into CAD at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive loss.

Presentation currency translation

Income Statement and Statement of Cash Flows have been translated into USD using average foreign currency rates prevailing for the relevant reporting periods of years ended December 31, 2020, 2019 and 2018. Assets and liabilities in the Statement of Financial Position have been translated into USD at the closing foreign currency rates on the relevant reporting dates as of December 31, 2020 and 2019. The equity section of the Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and the other reserves, have been translated into USD using historical rates; and earnings per share has also been restated to USD to reflect the change in presentation currency.

Segment reporting

The Company’s operations currently consist of two operating segments, which are its reportable segments.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”); or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (loss) (“ FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities

Financial assets/liabilities
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Shareholder loan	Amortized cost
Derivative liability	FVTPL

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

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit losses. The Company will recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Sales of electric vehicles

The Company will be manufacturing and selling electric powered one-seater vehicles (the SOLO), which has not yet been commercialized. At this time proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research and development expenses.When the Company start delivering production vehicles to customers, revenue will be recognized when the Company has transferred title of the vehicle to the customer.

Government grants

A government grant is recognized if there is reasonable assurance that it will be received and that the Company will comply with the conditions associated with the grant. If the conditions are met, the Company recognizes the grant in profit or loss on a systematic basis in line with its recognition of the expenses that the grant is intended to compensate. For grants related to income, a company can elect to either offset the grant against the related expenditure or include it in other income. Government assistance received by the Company during the period have been accounted for as government grants related to income and have been included in other income.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 180 days and are presented at cost, which approximates market value.

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

Deferred revenue

Deferred revenue consists primarily of advance payments that may be made to the Company by its manufacturing partner in China, Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”), for royalties to be derived from the sales of SOLOs by Zongshen in China when any such sales are made in accordance with the terms of our manufacturing agreement (the “Manufacturing Agreement”). The deferred revenue from any such royalties will be recognized in profit or loss on a periodic basis as and when the Zongshen builds and sells the permitted number of SOLOs in China under the Manufacturing Agreement.

Inventory

Inventory consists of parts and cars held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer hardware	33%
Computer software	50%
Vehicles	33%
Production molds	33%
Leasehold improvements	over term of lease
Right of use assets	over term of lease

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

Restricted Stock Units

Restricted Stock Units (“RSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current 2020 Stock Incentive Plan (the “Plan”) which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

Deferred Stock Units

Deferred Stock Units (“DSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. DSUs are accounted for as equity-settled share based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

Loss per share

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

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when: the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These capitalized costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Derivative Liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statements of financial position and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated statement of financial position at their fair value on the date of issuance and will be revalued on each subsequent statement of financial position date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield and risk-free interest rate.

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

The adoption of IFRS 16 resulted in an increase of $1.6 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively, and had no impact to opening retained earnings as at January 1, 2019. The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

(i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at January 1, 2019;

(ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5% to 10% as of January 1, 2019;

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

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019 of 5% to 10%.

Operating lease commitment at December 31, 2018 as disclosed in the Company’s financial statement	$1,575,738
Discounting effect using the incremental borrowing rate at January 1, 2019	278,192
1,297,546
Extension options reasonably certain to be exercised	255,978
Lease liabilities recognized at January 1, 2019	$1,553,524

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

As a lessee

The Company assesses whether a contract is or contains a lease at the inception of the contract. Leases are recognized as a right-of-use asset and corresponding lease liability at the lease commencement date. The lease liability is measured at the present value of the future fixed payments and variable lease payments that depend on an index or rate over the lease term, less any lease incentives receivable, discounted using the lessee’s incremental borrowing rate, unless the implicit interest rate in the lease can be easily determined.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. Lease terms applied are the contractual non-cancellable periods of the lease, plus periods covered by renewal or termination options, if the Company is reasonably certain to exercise those options. Lease liabilities are remeasured (with a corresponding adjustment to the right-of-use asset) when there is a change in the lease term, a change in the future lease payments resulting from a change in an index or rate used to determine those payments or when the lease contract is modified and the lease modification is not accounted for as a separate lease.

The right-of-use assets include the initial measurement of the corresponding lease liabilities, lease payments at or before the commencement date and any initial direct costs, less any lease incentives received before the commencement date. The right-of-use assets are subsequently measured at cost and are depreciated on a straight-line basis from the date the underlying asset is available for use over the lease term.

The Company recognizes the lease payments associated with these leases as an expense on a straight line basis over the lease term.

As a lessor

When the Company acts as an intermediate lessor, it determines at lease inception whether each lease is a finance lease or an operating lease and accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sublease as an operating lease.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

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

Tax Credits

The Company earns scientific research and experimental development activity (“SR&ED”) tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was Canadian Controller Private Corporation (as defined by Canadian income tax legislation) are refundable to the Company and are recorded as a receivable, while the tax credits earned now that the Company is a public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

Deferred income tax

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

3.	Change in presentation currency

Effective December 31, 2020, the Company changed its presentation currency from CAD to USD to be more relevant to users.

Prior to December 31, 2020, the Company reported its annual and quarterly consolidated financial statements in CAD. In making this change in presentation currency, the Company follows the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, comparable financial statements to those for the year ended December 31, 2020 for years ended 2019 and 2018 have been restated retrospectively in the new presentation currency of USD using the current rate method.

The consolidated financial statements as of December 31, 2020 of the Company have been prepared in CAD and translated into the new presentation currency of USD using the current rate method.

The procedure under the current rate method is outlined as below:

•	Income Statement and Statement of Cash Flows have been translated into USD using average foreign currency rates prevailing for the relevant reporting periods of years ended December 31, 2020, 2019 and 2018;

•	assets and liabilities in the Statement of Financial Position have been translated into USD at the closing foreign currency rates on the relevant reporting dates as of December 31, 2020 and 2019;

•	the equity section of the Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and the other reserves, have been translated into USD using historical rates; and

•	earnings per share has also been restated to USD to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive income.

4.	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 180 days or less:

	December 31, 2020	December 31, 2019
Cash	$58,450,680	$2,060,624
Cash equivalent	70,999,996	6,500,000
	$129,450,676	$8,560,624

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

5.	Receivables

	December 31, 2020	December 31, 2019
Trade receivable	$-	$11,562
GST receivable	49,385	36,592
Scientific research and experimental development tax credits receivable	-	192,193
Interest receivable	162,316	99,573
Other receivables	1,645	265
	$213,346	$340,185

6.	Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Right-of-use assets	Production tooling and molds	Total
Cost:
December 31, 2018	364,510	98,338	286,050	283,316	-	3,353,985	4,386,199
Additions	56,854	107,907	-	99,778	-	2,554,467	2,819,006
Adoption of IFRS 16	-	-	-	-	1,590,456	-	1,590,456
Disposals	-	(1,659)	-	-	-	-	(1,659)
Foreign exchange translation difference	16,994	4,584	13,336	13,209	-	156,374	204,497
December 31, 2019	438,358	209,170	299,386	396,303	1,590,456	6,064,826	8,998,499
Additions	32,937	208,294	1,090,673	64,495	465,312	1,738,462	3,600,173
Disposals/write off	-	-	(10,907)	(28,366)	-	(299,606)	(338,879)
Lease termination and derecognition[1,2]	-	-	-	-	(425,932)	-	(425,932)
Foreign exchange translation difference	6,528	3,734	5,445	2,944	30,262	110,287	159,200
December 31, 2020	477,823	421,198	1,384,597	435,376	1,660,098	7,613,969	11,993,061
Amortization:
December 31, 2018	170,132	48,423	158,672	84,569	-	-	461,796
Additions	60,159	50,611	90,519	94,087	512,902	-	808,278
Disposals	-	(967)	-	-	-	-	(967)
Foreign exchange translation difference	7,932	2,257	7,397	3,943	-	-	21,529
December 31, 2019	238,223	100,324	256,588	182,599	512,902	-	1,290,636
Additions	67,030	96,191	41,005	112,591	414,102	903,756	1,634,675
Disposals/write off	-	-	(7,588)	(23,119)	-	(9,847)	(40,554)
Lease termination and derecognition[1,2]	-	-	-	-	(204,590)	-	(204,590)
Foreign exchange translation difference	4,068	1,816	4,667	1,685	10,350	-	22,586
December 31, 2020	309,321	198,331	294,672	273,756	732,764	893,909	2,702,753
Net book value:
December 31, 2019	200,135	108,846	42,798	213,704	1,077,554	6,064,826	7,707,863
December 31, 2020	168,502	222,867	1,089,925	161,620	927,334	6,720,060	9,290,308

1 The Company entered into a sublease agreement for its office space in Los Angeles, USA, with effect from February 1, 2020. As a result of the sublease, the Company derecognized the right-of-use asset relating to the head lease with a cost of $298,708 and accumulated amortization of $120,131 (see Note 7 for further information on the net investment in sublease).

2 The Company terminated one of its warehouse leases on January 31, 2020. As a result of the termination, the Company derecognized the right-of-use asset of the warehouse with a cost of $127,224 and accumulated amortization of $84,459 (see Note 10 for further information on the termination of the lease)

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

On September 18, 2017, the Company entered into a Manufacturing Agreement with Zongshen. Under the Manufacturing Agreement, the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million ($1.4 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥29 million ($4.3 million), which shall be payable as to 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds and 10% upon delivery to the Company of the first production vehicle.

As at December 31, 2020, the Company has commenced commercial production and delivered the first production vehicle. Therefore, the Company has paid 100% of the prototype tooling and molds with an actual cost of CNY ¥10.1 million ($1.7 million) and 80% of the mass production tooling and molds with an actual cost of CNY ¥40 million ($6.2 million). The unpaid amount of mass production tooling and molds is included in accrued liabilities as at December 31, 2020.

As assessed by the Company, the prototype and mass production tooling and molds with a net book value of $289,759 were written off in the year ended December 31, 2020 due to technical changes; as the molds cannot be adapted for use to produce the current version of the SOLO. The remaining prototype and mass production tooling and molds are estimated to be used for three years to produce the SOLO. These production tooling and molds will be depreciated on a straight-line basis over a three year period as the assets were custom built for the production of the current SOLO and will be retired at the end of the production run. The Company estimates that the residual value of the assets will be minimal at the end of the three year period. During the year ended December 31, 2020, $903,756 (2019 and 2018 - $Nil) was charged to amortization expenses. No amounts were allocated to inventory or charged to cost of goods sold during the period as the SOLOs completed as at December 31, 2020 are intended to be used as marketing vehicles for customers to test drive. The Company does not intend to sell these marketing vehicles to customers in future periods.

On October 16, 2017, the then CEO of the Company (the “Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million ($1.4 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and had agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen. As at December 31, 2020, the Company has paid 100% of the cost of the prototype tooling and molds and, accordingly, the Share Pledge has been terminated.

7.	Net investment in sublease

The Company entered into an agreement to sublease its office space in Los Angeles, USA, with effect from February 1, 2020. The Company has classified the sublease as a finance lease as the term of the sublease is for major part of the economic life of the right-of-use asset arising from the head lease. At the commencement date of the sublease, the Company derecognized the right-of-use asset relating to the head lease that it transferred to the sub-lessee and recognized the net investment in the sub-lease. The term of the sublease expires on August 21, 2021.

During the year ended December 31, 2020, the Company provided rent relief to a sub-lessee from August to the expiry date on August 21, 2021. Accordingly, the Company has recognized $62,935 of lease modification loss in relation to the net investment in sublease.

As at December 31, 2021, the contractual undiscounted cash flows related to subleases were as follows:

	Future minimum lease payments receivable	Interest income	Present value of minimum lease payments receivable
Less than one year	$40,000	$1,459	$38,541
Between one and five years	-	-	-
Net investment in sublease	$40,000	$1,459	$38,541

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

8.	Goodwill and Intangible Assets

	December 31, 2020	December 31, 2019
Identifiable intangibles on acquisition of Intermeccanica	$407,751	$404,326
Goodwill on acquisition of Intermeccanica	549,760	539,941
Other intangibles	11,956	11,742
	$969,467	$956,009

9.	Trade payables and accrued liabilities

	December 31, 2020	December 31, 2019
Trade payables	$1,001,773	$535,048
Due to related parties (Note 19)	280,432	212,562
Accrued liabilities	2,179,134	894,350
	$3,461,339	$1,641,960

10.	Lease liabilities

Lease obligations relate to the Company’s rent of warehouse spaces and kiosk locations to promote vehicle sales. The term of leases related to warehouse spaces expire on August 31, 2021 and August 1, 2022, respectively, with the Company holding an option to renew one of the warehouse leases for a further five years which has been included in the lease term. The Company entered into 4 long term lease agreements in 2020 for the lease of kiosk locations in USA which expire between November 30, 2021 to September 30, 2023.

The Company terminated one of its warehouse leases on January 31, 2020 without penalty for termination and derecognized the lease liability and net right-of-use asset of $33,442 and $42,765, respectively, on the effective date of termination.

The Company incurred $247,262 of lease expenses for year ended December 31, 2020 (2019 - $27,765), for short-term leases and low-value leases which are not included in the measurement of lease liabilities.

The following tables reconciles the change in the lease liabilities and discloses a maturity analysis of the lease liabilities for year ended December 31, 2020 and 2019:

Balance as at January 1, 2019	$1,553,524
Accretion of lease liability	91,112
Repayment of principal and interest

Repayment of principal and interest	(515,387)
Balance as at December 31, 2019	$1,129,249
Lease addition	465,312
Lease termination	(33,442)
Accretion of lease liability	79,205
Repayment of principal and interest	(564,551)
Balance as at December 31, 2020	$1,075,773

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

At December 31, 2020	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$641,448	$65,216	$576,232
Between one and five years	458,146	84,257	373,889
More than five years	133,118	7,466	125,652
	$1,232,712	$156,939	1,075,773
Current portion of lease liabilities			576,232
Non-current portion of lease liabilities			$499,541

11.	Income tax recovery and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	31-Dec-20	31-Dec-19	31-Dec-18
Loss before tax	$(63,079,457)	$(23,291,823)	$(7,746,599)
Statutory tax rate	27%	27%	27%
Expected income tax recovery at the statutory tax rate	(17,031,453)	(6,288,792)	(2,091,582)
Lower rate on foreign subsidiaries	48,161	13,932	-
Change in estimates	(115,603)	141,562	-
Non-deductible items	10,299,823	1,920,654	(933,010)
Share issue costs and other	(1,372,262)	(281,953)	(748,188)
Temporary differences not recognized	8,138,782	4,415,472	3,771,494
Income tax recovery	(32,552)	(79,125)	(1,286)

The Company has the following deductible (taxable) temporary differences:

	31-Dec-20	31-Dec-19	31-Dec-18
Non-capital loss carry-forwards	$63,213,473	$35,846,498	$18,638,208
Property, plant and equipment	1,845,332	339,632	243,969
Share issue costs	6,774,934	3,757,068	3,662,916
SR&ED expenditures	2,941,082	2,430,941	1,718,657
ROU Assets	(927,331)	(1,077,556)	-
Lease libiltiy	1,075,773	1,129,249	-
Net Investment Assets	(38,541)	-	-
Other	(374,454)	(270,395)	(303,327)
	74,510,268	42,155,437	23,960,423
Deferred tax assets not recognized	(74,510,268)	(42,277,892)	(24,369,388)
Deferred tax liability	-	(122,455)	(408,965)
Deferred tax liability (tax effected at 27%)	$-	$(33,063)	$(110,420)

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

12.	Derivative liability

The exercise price of certain of our warrants is denominated in USD; however, the functional currency of the Company is CAD. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as a derivative liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants (see Note 12 for further information on warrants issued and outstanding).

A reconciliation of the changes in fair values of the derivative liability for year ended December 31, 2020 and December 31, 2019 is below:

	December 31, 2020	December 31, 2019
Balance, beginning	$5,456,265	$3,503,572
Warrants exercised	(20,491,542)	(468,413)
Changes in fair value of derivative liabilities	32,935,132	2,421,106
Balance, ending	$17,899,855	$5,456,265

The fair value of the transferrable warrants was calculated using the warrant price of $0.50 at issuance and $3.77 at December 31, 2020 as quoted on Nasdaq.

13.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

At December 31, 2020, the Company had 89,309,563 issued and outstanding common shares (December 31, 2019 – 37,049,374).

On March 27, 2020, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell common shares of the Company (the “Shares”) having an aggregate offering price of up to $30,000,000 through the Agents (the “Sales Agreement March”). On July 13, 2020, the Company and the Agents amended the Sales Agreement March to increase the aggregate offering price up to US$59,500,000.

On December 21, 2020, the Company contracted with the Agents to sell Shares having an aggregate offering price of up to $100,000,000 through the Agents (the “Sales Agreement December”).

In accordance with the terms of the Sales Agreement March and Sales Agreement December, the Company may offer and sell Shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The shares may be offered and sold by any method permitted by law deemed to be an “at the market” (“ATM”) offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through Nasdaq or on any other existing trading market for the Shares, and, if expressly authorized by the Company, in negotiated transactions.

From March 30, 2020 to September 24, 2020, the Company issued 28,978,936 common shares for the ATM offering under the Sales Agreement March for gross proceeds of $59,499,993. Share issue costs related to the ATM offering were $1,786,315.

From December 22 to December 30, 2020, the Company issued 7,520,000 common shares for the ATM offering under the Sales Agreement December for gross proceeds of $53,441,008. Share issue costs related to the ATM offering were $1,444,088.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

On June 10, 2020, the Company entered into definitive agreements with institutional investors to sell an aggregate of 10,000,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $20,000,000 (the “Offering”). The Offering was priced “at market” under the rules of Nasdaq. The Offering was closed on June 12, 2020. The Company received gross proceeds of $20,000,000 with share issue costs of $1,350,000.

During the year ended December 31, 2020, the Company issued 5,242,389 shares for warrants exercised by investors for proceeds of $32,597,096 (2019 – 1,116, 323 shares for proceeds of $3,634,734)

During the year ended December 31, 2020, the Company issued 518,864 shares for options exercised by investors for proceeds of $950,971 (2019 – 137,304 shares for proceeds of $83,382)

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for year ended December 31, 2020 was based on the net loss attributable to common shareholders of $63,046,905 (2019 – $23,212,698; 2018 - $7,745,313) and the weighted average number of common shares outstanding of 58,352,766 (2019 – 35,998,152; 2018 – 26,582,664). Fully diluted loss per share did not include the effect of 13,008,364 stock options (2019 – 12,908,315; 2018 – 4,756,174), 15,070,883 warrants (2019 – 20,603,396; 2018 – 22,369,718), 44,623 DSUs (2019 – Nil; 2018 – Nil) and 507,829 RSUs (2019 – Nil; 2018 – Nil) as the effect would be anti-dilutive.

Stock options

The Company adopted its Plan on July 9, 2020, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such stock options will be exercisable for a period of up to 10 years from the date of grant. Stock options may be exercised no later than 90 days following cessation of the optionee’s position with the Company unless any exercise extension has been approved in advance by the Plan Administrator.

Stock options granted vest based on terms and conditions set out in the stock option agreements themselves. On exercise, each stock option allows the holder to purchase one common share of the Company or to exchange common share of the Company cashless base on formula set in the option agreement.

The changes in stock options during the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	12,908,315	$2.03	4,756,174	$2.12
Options granted	1,790,000	3.47	8,755,000	2.26
Options exercised	(632,822)	1.83	(137,304)	0.41
Options forfeited	(952,129)	2.85	(190,555)	5.96
Options expired/cancelled	(105,000)	6.34	(275,000)	9.27
Options outstanding, ending	13,008,364	$2.14	12,908,315	$2.03

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Details of stock options outstanding as at December 31, 2020 were as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.30 CAD	1.45	2,152,273	2,152,273
$0.80 CAD	1.95	387,211	387,211
$2.00 CAD	3.14	122,604	114,104
$1.80	5.80	120,000	120,000
$1.91	5.93	5,050,000	2,953,285
$2.45	5.59	1,250,000	1,250,000
$2.53	3.30	131,818	131,818
$2.62	1.48	700,000	328,125
$3.40	5.22	1,045,000	1,045,000
$3.41	6.56	1,400,727	535,314
$3.77	7.37	295,000	66,355
$5.00	2.92	193,629	193,629
$6.18	4.61	25,000	15,107
$9.60	3.87	135,102	104,379
		13,008,364	9,396,600

The weighted average grant date fair value of stock options granted during the year ended December 31, 2020 was $1.58 (2019 - $1.17). The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended December 31, 2020	Year ended December 31, 2019
Expected life of options	3-5 years	3-5 years
Annualized volatility	62.29%	62.29%
Risk-free interest rate	0.29% - 0.42%	1.25% - 1.58%
Dividend rate	0%	0%

During the year ended December 31, 2020, the Company recognized stock-based compensation expense of $5,559,181 (2019 - $5,147,573; 2018 - $2,491,078) for stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company or to exchange common share of the Company cashless base on formula set in the warrant agreement.

The changes in warrants during the year ended December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	20,603,396	$3.57	22,369,718	$3.81
Warrants exercised	(5,387,200)	2.49	(1,116,322)	2.85
Warrants expired	(145,313)	1.49	(650,000)	15.35
Warrants outstanding, ending	15,070,883	$4.01	20,603,396	$3.57

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

At December 31, 2020, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2020 were as follows:

Exercise Price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants
$0.80 CAD - $16.00 CAD	0.90 years	9,231,196
$2.00 USD - $24.00 USD	2.67 years	1,338,319
Transferable Warrants
$4.25 USD	2.60 years	4,501,368
Warrants outstanding, ending	1.56 years	15,070,883

DSUs

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. DSUs are accounted for as equity-settled share based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

The changes in DSUs during the year ended December 31, 2020 were as follows:

	December 31, 2020
	Number of options	Weighted average exercise price
DSUs outstanding, beginning	-	$-
DSUs granted	44,623	3.41
DSUs exercised	-	-
DSUs outstanding, ending	44,623	$3.41

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Details of DSUs outstanding as at December 31, 2020 are as follows:

Deemed value	Weighted average contractual life	Number of DSUs outstanding	Number of DSUs exercisable
$3.41	9.56	44,623	44,623

During the year ended December 31, 2020, the Company recognized stock-based compensation expense of $153,266 (2019 and 2018 - $Nil) for DSUs granted during the period.

RSUs

RSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Plan which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

The changes in RSUs during the year ended December 31, 2020 were as follows:

	December 31, 2020
	Number of options	Weighted average exercise price
RSUs outstanding, beginning	-	$-
RSUs granted	507,849	3.44
RSUs exercised	-	-
RSUs outstanding, ending	507,849	$3.44

Details of RSUs outstanding as at December 31, 2020 were as follows:

Deemed value	Weighted average contractual life	Number of RSUs outstanding	Number of RSUs exercisable
$3.44	9.56	507,849	-

During the year ended December 31, 2020, the Company recognized stock-based compensation expense of $548,538 (2019 and 2018 - $Nil) for RSUs granted during the period.

14.	Share Based Reserves

The share-based payment reserve records items that are recognized as stock-based compensation expense and other share-based payments until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the stock options expire unexercised, the amount remains in the share-based payment reserve account.

15.	General and administrative expenses

	December 31, 2020	December 31, 2019	December 31, 2018
Rent	$616,968	$320,927	$376,746
Office expenses	1,331,356	1,192,785	728,974
Legal and professional	2,073,022	1,393,004	1,151,069
Consulting fees	1,323,803	1,512,126	919,418
Investor relations	316,145	249,322	474,375
Salaries	3,164,023	1,433,196	586,160
	$8,825,317	$6,101,360	$4,236,742

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

16.	Research and development expenses

	December 31, 2020	December 31, 2019	December 31, 2018
Labor	$5,471,136	$4,403,038	$2,763,805
Materials	2,383,730	3,253,593	2,618,226
Government grants	-	(476,985)	(1,087,344)
	$7,854,866	$7,179,646	$4,294,687

17.	Sales and marketing expenses

	December 31, 2020	December 31, 2019	December 31, 2018
Consulting	$402,146	$331,135	$410,338
Marketing	900,976	403,002	356,266
Salaries	1,231,609	580,552	303,512
	$2,534,731	$1,314,689	$1,070,116

18.	Other Income

	December 31, 2020	December 31, 2019	December 31, 2018
Paycheck Protraction Program Loan[1]	$133,750	$-	$-
Industrial Research Assistance Program Funding	176,088	-	-
Canada Emergency Wage Subsidy	77,994	-	-
Miscellaneous income	7,540	67,410	-
	$395,372	$67,410	$-

1 On May 21, 2020, the Company entered into a promissory note evidencing an unsecured loan in the amount of $133,750 made to the Company under the Paycheck Protection Program (the “Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration. The Loan to the Company was made through BMO Harris Bank National Association (the “Lender”). The Loan bears interest rate of 1% per year and matures in 24 months from the date of the Loan. Beginning seven months from the date of the Loan, the Company is required to make 18 monthly payments of principal and interest. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any covered payments of mortgage interest, rent and utilities. As at December 31, 2020, the Company has used all proceeds from the PPP Loan to maintain payroll and make lease and utility payments. The Company has filed a PPP loan forgiveness application with U.S. Small Business Administration. The Company meets the PPP loan forgiveness conditions listed in the PPP loan forgiveness application form in accordance with the established guidelines issued by U.S. Small Business Administration. Accordingly, the Company has accounted for the PPP Loan as a government grant in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance.

During the year ended December 31, 2020, the Company received $176,088 (2019 and 2018 – $Nil) from the Industrial Research Assistance Program Funding and $77,994 (2019 and 2018 – $Nil) in Canada Emergency Wage Subsidy relief related to COVID-19. These governmental assistances received are non-repayable and were accounted for as government grants related to income in accordance with IAS 20.

19.	Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and

•	Custom built vehicles – development and manufacture of high-end custom-built vehicles.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$568,521	$-	$585,584	$-	$599,757
Gross profit	-	(130,934)	-	98,041	-	155,961
Operating expenses	(26,837,127)	(242,426)	(20,341,597)	(365,710)	(12,811,978)	(351,727)
Other items	(36,062,460)	193,490	(2,666,853)	(15,704)	5,278,597	(17,452)
Current income tax recovery	(725)	1,129	(1,600)	-	-	1,286
Deferred income tax recovery	-	32,148	-	80,725	-	-
Net loss/(income)	(62,900,312)	(146,593)	(23,010,050)	(202,648)	(7,533,381)	(211,932)
FX translation	4,213,906	-	898,473	-	(763,708)	-
Comprehensive loss/(income)	$(58,686,406)	$(146,593)	$(22,111,577)	$(202,648)	$(8,297,089)	$(211,932)

	December 31, 2020		December 31, 2019
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Inventory	$305,443	$303,651	$237,029	$341,724
Plant and equipment	9,014,777	275,531	7,391,375	316,488

20.	Related party transactions

Related party balances

The following amounts are due to related parties:

	December 31, 2020	December 31, 2019
Shareholder loan	$-	$1,602
Due to related parties	280,432	212,562
	$280,432	$214,164

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	December 31, 2020	December 31, 2019	December 31, 2018
Consulting fees	$93,901	$440,980	$258,574
Salary	1,685,957	608,692	354,505
Director fees	307,432	305,717	127,574
Stock-based compensation	4,689,996	4,303,871	1,155,765
	$6,777,286	$5,659,260	$1,896,418

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

21.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from major financial institutions with high credit rating.

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

Historically, the Company’s source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2020 and 2019. We have excluded derivative liabilities from the table because they are settled by shares.

At December 31, 2020	Within one year	Between one and five years	More than five years
Trade payables	$1,001,773	-	-
Accrued liabilities	2,179,134	-	-
Due to related parties	280,432	-	-
Lease liabilities	576,232	373,889	125,652
	$4,037,571	$373,889	$125,652

At December 31, 2019	Within one year	Between one and five years	More than five years
Trade payables	$535,048	-	-
Accrued liabilities	894,350	-	-
Due to related parties	212,562	-	-
Shareholder loan	1,602	-	-
Lease liabilities	466,679	468,465	194,105
	$2,110,241	$468,465	$194,105

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

The following is an analysis of financial assets and liabilities that are denominated in US dollars:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$127,126,440	$8,143,357
Restricted cash	63,250	63,250
Receivables	162,315	148,901
Lease liabilities	(646,616)	(557,713)
Trade payables and accrued liabilities	(1,921,536)	(81,700)
	$124,783,853	$7,716,095

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

Based on the above net exposures, as at December 31, 2020, a 10% change in the US dollar to Canadian dollar exchange rate would impact the Company’s net loss by $12,534,286 (2019 - $815,105).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of 12 months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $710,000 for the year ended December 31, 2020 (2019 - $65,000).

Classification of financial instruments

Financial assets included in the consolidated statements of financial position are as follows:

	December 31, 2020	December 31, 2019
Amortized cost:
Cash and cash equivalents	$129,450,676	$8,560,624
Restricted cash	143,800	142,201
Receivables	159,664	111,400
	$129,754,140	$8,814,225

Financial liabilities included in the consolidated statements of financial position are as follows:

	December 31, 2020	December 31, 2019
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$3,461,339	$1,641,960
Shareholder loan	-	1,602
Lease liabilities	1,075,773	1,129,249
Derivative financial liabilities:
Derivative liability	17,899,855	5,456,265
	$22,436,967	$8,229,076

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

Financial liabilities measured at fair value at December 31, 2020 consisted of the derivative liability, which includes transferrable warrants and non-transferrable warrants. The fair value of the transferrable warrants is classified as level 1, and the fair value of the non-transferrable warrants is classified as level 2 in the fair value hierarchy.

The fair value of the derivative liability relating to the transferrable warrants was measured using the quoted market price on the Nasdaq.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility. At December 31, 2020, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $162,585 (2019 - $416,854) with a corresponding increase in loss and comprehensive loss.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2020, 2019, and 2018

22.	Capital management

The Company’s policy is to maintain a strong capital base to safeguard the Company’s business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year ended December 31, 2020. The Company is not subject to any externally imposed capital requirements.

23.	Lease commitments

The Company is committed to future minimum lease payments for short-term leases and a long-term lease with a lease commencement date of March 1, 2021, for which no lease liability has been recognized as at December 31, 2020 (Note 10). The leases are related to rental of office premises and kiosk locations. The details of lease commitments as at December 31, 2020 are as follows:

Fiscal year	Amount
2021	$746,126
2022	220,636
2023	146,877
2024	152,351
2025 and after	178,807
Total	$1,444,797

24.	Subsequent events

From January 1, 2021 to the reporting date, the Company has issued 20,365,495 common shares for the ATM Offerings for gross proceeds of $146,558,984. Share issue costs related to the ATM Offering are $3,960,332.

From January 1, 2021 to the reporting date, the Company issued 2,174,484 common shares at various prices per share for gross proceeds of $4,800,714 pursuant to the exercise of certain warrants by certain investors.

From January 1, 2021 to the reporting date, the Company issued 1,058,724 common shares at various prices per share for gross proceeds of $475,240 pursuant to the exercise of certain stock options by certain Plan participants.

On March 16, 2021, the Company announced that it has selected Mesa, AZ, in the greater Phoenix area, for its U.S. based assembly facility and engineering technical center. The proposed facility in Mesa will support the Company’s strategic plan to meet anticipated demand for its flagship SOLO EV. When fully operational, the facility is expected to create up to 500 new jobs and will be capable of producing up to 20,000 SOLOs per year. Altogether it will feature both a light vehicle assembly plant along with a state-of-the-art engineering technical center, including multiple labs to support comprehensive research facilities as well as vehicle chassis, battery pack and power electronics testing workshops.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Share Certificate – Common Shares(1)

2.2	Description of Registrant’s Securities*

4.1	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(2)+

4.2	Employment Agreement, dated May 17, 2019, by and between EMV Automotive USA Inc. and Michael Paul Rivera (3)

4.3	Amendment Agreement between the Company and Michael Paul Rivera, dated for reference effective on January 1, 2020(4)

4.4	Executive Employment Agreement between the Company and Henry Reisner, dated for reference effective on January 1, 2020 (4)

4.5	Executive Employment Agreement between the Company and Bal Bhullar, dated for reference effective on January 1, 2020 (4)

4.6	Continuing Relationship Agreement between the Company and Jerry Kroll, dated for reference effective on August 16, 2019(4)

4.7	Executive Employment Agreement between the Company and Isaac Moss, dated for reference effective on July 1, 2020(7)

4.8	Further Employment Agreement Amendment between the Company and Michael Paul Rivera, dated August 12, 2020(8)

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics(6)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

15.1	Consent of KPMG LLP, Chartered Professional Accountants*

15.2	Audit Committee Charter(6)

15.3	Compensation Committee Charter(6)

15.4	Nominating and Corporate Governance Committee Charter(6)

15.5	Board Mandate(6)

101.INS	XBRL Instance*

101.SCH	XBRL Taxonomy Extension Schema*

101.CAL	XBRL Taxonomy Extension Calculation*

101.DEF	XBRL Taxonomy Extension Definition*

101.LAB	XBRL Taxonomy Extension Labels*

101.PRE	XBRL Taxonomy Extension Presentation*

Notes:

*	Filed herewith.

+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked “****”and has been filed separately with the SEC.

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on October 12, 2016 and incorporated herein by reference.

(2)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on April 19, 2018 and incorporated herein by reference.

(3)	Filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K as filed with the SEC on August 8, 2019 and incorporated herein by reference.

(4)	Filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K as filed with the SEC on February 28, 2020 and incorporated herein by reference.

(5)	Filed as an exhibit to our registration statement on Form F-3 as filed with the SEC on February 2, 2019 and incorporated herein by reference.

(6)	Filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K as filed with the SEC on April 27, 2020 and incorporated herein by reference.

(7)	Filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K as filed with the SEC on July 13, 2020 and incorporated herein by reference.

(8)	Filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K as filed with the SEC on August 24, 2020 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Electrameccanica Vehicles Corp.

Date: March 23, 2021.

By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer