Form 20-F
period 2021-12-31
ELECTRAMECCANICA VEHICLES CORP.
filed 2022-03-22
CIK 1637736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8

(Address of principal executive offices)

Bal Bhullar; (604) 428-7656; bal@electrameccanica.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Auditor Name: KPMG LLP	Auditor Location: Vancouver, B.C., Canada	Auditor Form ID: 85

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	SOLO	The Nasdaq Stock Market LLC
Warrants, each to purchase one Common Share	SOLOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of ClaVss)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

118,611,496 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ◻ No ⌧

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ◻

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ⌧ No ◻

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer 	Accelerated Filer 
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued	Other 
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:        Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, in this annual report (the “Annual Report”) the term(s) “we”, “us”, “our”, “Company”, “our company”, “ElectraMeccanica” and “our business” refer to Electrameccanica Vehicles Corp.

All references to “$” or “dollars” are expressed in United States dollars (“US” or “U.S.”)unless otherwise indicated.

Our financial statements are prepared in US dollars and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by International Accounting Standards Board (“IASB”). In this Annual Report any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, the size and value of the order book and the number of orders, the number and timing of building pre-production vehicles, the projection of timing and delivery of SOLOs, eRoadster or Tofinos in the future, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, estimated costs of machinery to equip a new production facility, trends in the market in which we operate and the plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to maintain production deliveries within certain timelines; the Company’s expected production capacity; prices for machinery to equip a new production facility; labor costs and material costs remaining consistent with the Company’s current expectations; production of SOLOs, eRoadster and Tofinos meeting expectations and being consistent with estimates; equipment operating as anticipated; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D - “Risk Factors” herein. In particular, and without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” herein are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

●	general economic and business conditions, including changes in interest rates;
●	prices of other electric vehicles, costs associated with manufacturing electric vehicles and other economic conditions;
●	natural phenomena, including the current COVID-19 pandemic;
●	actions by government authorities, including changes in government regulation;
●	uncertainties associated with legal proceedings;
●	changes in the electric vehicle market;
●	future decisions by management in response to changing conditions;
●	the Company’s ability to execute prospective business plans;

●	misjudgments in the course of preparing forward-looking statements;
●	the Company’s ability to raise sufficient funds to carry out its proposed business plan;
●	consumers’ willingness to adopt three-wheeled single seat electric vehicles;
●	declines in the range of the Company’s electric vehicles on a single charge over time may negatively influence potential customers’ decisions to purchase such vehicles;
●	developments in alternative technologies or improvements in the internal combustion engine;
●	inability to keep up with advances in electric vehicle technology;
●	inability to design, develop, market and sell new electric vehicles and services that address additional market opportunities;
●	dependency on certain key personnel and any inability to retain and attract qualified personnel;
●	inexperience in mass-producing electric vehicles;
●	inability to reduce and adequately control operating costs;
●	failure of the Company’s vehicles to perform as expected;
●	inexperience in servicing electric vehicles;
●	inability to succeed in establishing, maintaining and strengthening the ElectraMeccanica brand;
●	disruption of supply or shortage of raw materials;
●	the unavailability, reduction or elimination of government and economic incentives;
●	failure to manage future growth effectively; and
●	labor and employment risks.

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

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this Annual Report that are available to foreign private issuers and not to U.S. domestic companies. Accordingly, the information contained herein may be different than the information you receive in a quarterly report on Form 10-Q from public companies required to report as U.S domestic companies in which you hold equity securities.

PART I

The following discussion and analysis, prepared for the year ended December 31, 2021, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2021 and the notes thereto. Unless stated otherwise, all amounts herein are reported in US dollars based upon financial statements prepared in accordance with IFRS as issued by the IASB. As at December 31, 2021, the Company’s functional currency is US dollars, and the presentation currency is US dollars. As at December 31, 2020, the Company’s functional currency was Canadian dollars, and the presentation currency was US dollars. The change in presentation currency is discussed in Note 3 to our annual consolidated financial statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information expressed in US dollars as set forth below has been derived from our financial statements for the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017.

Consolidated Statement of Net Loss

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2019	2018	2017
Revenues	$2,100,770	$568,521	$585,584	$599,757	$84,203
Gross Profit (Loss)	$(2,233,911)	$(130,934)	$98,041	$155,961	$34,880
Net Loss	$41,326,835	$63,046,905	$23,212,698	$7,745,313	$8,766,678
Loss per Share – Basic and Diluted	$0.37	$1.08	$0.64	$0.29	$0.40

Consolidated Statement of Financial Position

	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2019	2018	2017
Cash and cash equivalents	$221,928,008	$129,450,676	$8,560,624	$13,951,951	$6,839,172
Current Assets	$240,308,596	$135,312,266	$14,556,890	$16,812,234	$7,948,473
Total Assets (1)	$252,850,698	$145,754,382	$23,362,963	$21,731,661	$10,056,138
Current Liabilities(1)	$7,853,979	$4,556,443	$2,614,657	$1,342,838	$2,664,408
Total Liabilities(1)	$9,712,789	$23,075,092	$8,733,492	$4,846,410	$5,567,892
Shareholders’ Equity (Deficit)	$243,137,909	$122,679,290	$14,629,471	$16,885,251	$4,488,246

Note:

(1)	IFRS 16 lease standard applied to years ended December 31, 2021, 2020 and 2019. IAS 17 lease standard applied to years ended Dec 31, 2018 and 2017.

Our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 are attached at the end of this Annual Report.

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

We incurred a net loss and comprehensive loss of $41,326,835 and $41,326,248, respectively, during the year ended December 31, 2021, and a net loss and comprehensive loss of $63,046,905 and $58,832,999, respectively, during the year ended December 31, 2020. Although we had a cash and cash equivalents and a working capital surplus of $221,928,008 and $232,454,617, respectively, as at December 31, 2021, and of $129,450,676 and $130,755,823, respectively, as at December 31, 2020, we believe that we will need significant additional equity financing to continue operations; and among other things:

●	we have begun the commercial production of our flagship vehicle, the SOLO, and we expect to incur significant ramp-up in costs and expenses through the launch of the vehicle;
●	we have begun deliveries to customers of our flagship vehicle, the SOLO, on October 4, 2021;
●	we anticipate that the gross profit generated from the sale of the SOLOs will not be sufficient to cover our operating expenses, and our achieving profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products; and
●	we do not anticipate that we will be eligible to obtain bank loans, or other forms of debt financing, on terms that would be acceptable to us.

We anticipate generating a significant loss for the next fiscal year.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even though we have recently launched the SOLO into commercial production and deliveries, and even if we launch the Tofino or other intended electric vehicles ( each, an “EV”), they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2022, and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have begun production and deliveries of our first electric vehicle. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle , our e-Roadster and other intended EVs. The Tofino is still in the early design development stage, and the first commercially-produced SOLOs were delivered to certain of our initial customers commencing on October 4, 2021 and have continued to deliver to customers and fleets since the October 4 date. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We have a history of operating losses and we expect our operating losses to accelerate and materially increase for the foreseeable future.

For the fiscal year ended December 31, 2021, we generated a net loss of $41,326,835, bringing our accumulated deficit to $151,653,994.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future. We have begun the commercial production and delivery of our flagship vehicle, the SOLO, and we expect to incur significant additional costs and expenses through the launch of the vehicle. Even with the launch of the SOLO into commercial production, and even if we are able to launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2022 and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

●	design, develop and manufacture our vehicles and their components;
●	develop and equip our manufacturing facility;
●	build up inventories of parts and components for the SOLO, the Tofino and other intended EVs;
●	open ElectraMeccanica stores;
●	expand our design, development, maintenance and repair capabilities;
●	develop and increase our sales and marketing activities; and
●	develop and increase our general and administrative functions to support our growing operations.

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

We anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses for the foreseeable future. To achieve our operating and strategic goals while remaining competitive, we will, among other things, need to reduce the bill of materials and the per-unit manufacturing cost of the SOLO. We expect the primary factors to contribute to a reduced bill of materials and per unit manufacturing cost to include:

●	continued product development to make the SOLO easier and cheaper to mass produce commercially;
●	our ability to utilize less expensive suppliers and components that meet the requirements for the SOLO;

●	increasing the volume of components that we purchase in order to take advantage of volume-based pricing discounts;
●	improving assembly efficiency;
●	enhancing the automation of our strategic manufacturing partner’s facility to increase volume and reduce labour costs; and
●	increasing our volume to leverage manufacturing overhead costs.

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

We may require additional capital to carry out our proposed business plan for the next 12 months if our cash on hand and revenues from the sale of our vehicles are not sufficient to cover our cash requirements.

If our cash on hand, revenue from the sale of our vehicles, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings and/or debt instruments. If we are unsuccessful in raising enough funds through such capital-raising efforts we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, may not be available on terms that are acceptable to us.

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

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of, any reduced demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single seat electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
●	perceptions about vehicle safety in general and, in particular, safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;
●	the limited range over which electric vehicles may be driven on a single battery charge;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
●	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	volatility in the cost of oil and gasoline;
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
●	perceptions about and the actual cost of alternative fuel.

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

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect our battery pack will retain approximately 70% of its ability to hold its initial charge after five years or 45,000 miles, whichever comes first. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

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

In October 2017, we entered into a Manufacturing Agreement (the “Manufacturing Agreement”) with Chongqing Zongshen Automobile Industry Co., Ltd. (“Zongshen”), a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China, which has now been amended on June 23, 2021. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfil its obligations under that Manufacturing Agreement. Zongshen’s ability to fulfil its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. Our Manufacturing Agreement with Zongshen provides that non-performance by either us or Zongshen shall be excused to the extent that such performance is rendered impossible by strike, fire, flood, earthquake or governmental acts, orders or restrictions; provided that either we or Zongshen, as applicable, use commercially reasonable efforts to mitigate the impact of such non-performance. Notwithstanding any such efforts, any such non-performance by either us or Zongshen shall be cause for termination of the Manufacturing Agreement by the other party if the non-performance continues for more than six months. The novel coronavirus (COVID-19) pandemic or measures taken by the Chinese government relating thereto may result in non-performance by Zongshen under our Manufacturing Agreement. If Zongshen is unable to fulfil its obligations or is only able to partially fulfil its obligations under our existing Manufacturing Agreement with them, or if Zongshen either voluntarily or is forced to terminate our agreement with them, either as a result of the coronavirus outbreak, the Chinese government’s measures relating thereto, or otherwise, we will not be able to produce or sell our SOLO vehicle in the volumes anticipated and on the timetable that we anticipate, if at all.

The Chinese government exerts substantial influence over the manner in which Chinese companies conduct their business activities. China is experiencing substantial problems with environmental pollution and energy consumption. Efforts by the Chinese government to control pollution and energy consumption are making it harder for Chinese factories to operate. Our Chinese manufacturers are subject to multiple laws governing environmental protection, as well as standards set by the relevant governmental authorities. It is possible that Chinese national, provincial and local governmental agencies will adopt stricter environmental and consumption controls. There can be no assurance that future changes in Chinese laws and regulations will not impose costly compliance requirements on our Chinese manufacturers or otherwise adversely affect their business activities, which in turn could increase the costs associated with operating our business or otherwise adversely affect our financial condition and operating results.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

We do not currently have all arrangements in place that are required to allow us to fully execute our business plan.

To sell our vehicles as envisioned we will need to enter into certain additional agreements and arrangements that are not currently in place. These include entering into agreements with distributors, arranging for the transportation of the commercially-produced SOLOs to be delivered pursuant to our Manufacturing Agreement with Zongshen and obtaining battery and other essential supplies in the quantities that we require. If we are unable to enter into such agreements, or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Kevin Pavlov, our Chief Executive Officer and Chief Operating Officer, Bal Bhullar, our Chief Financial Officer, Kim Brink, our Chief Revenue Officer and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire suitable replacements. We have obtained “key person” insurance on certain key personnel.

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

If we are unable to reduce and adequately control the costs associated with operating our business, including costs associated with manufacturing, sales, materials, transportation and logistics, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling, transporting, distributing and servicing our electric vehicles relative to their selling prices, or if we experience significant increases in these costs and are unable to raise our prices to offset such increases, our operating results, gross margins, business and prospects could be materially and adversely impacted. Further, since our preorder vehicles are at fixed sales prices, if we experience significant increases in costs associated with operating our business, our profitability from these pre-order vehicles may be negatively impacted absent the flexibility to increase such sales prices.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. With the e-Roadster, we are in the prototype phase, and with the Tofino, we are still in early design development phase, whereby the similar evaluations are further behind.

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

We have very limited experience servicing our vehicles. We have begun production of the SOLO vehicles and began deliveries during the last quarter of 2021. The total number of production SOLOs that we have produced as at December 31, 2021 is 291. The total number of SOLOs that we have produced as pre-production as of December 31, 2021 is 124 (64 from Canada and 60 from Zongshen). Throughout its history, our subsidiary, Intermeccanica International Inc. (“InterMeccanica”), has produced approximately 2,500 cars, which include providing after sales support and servicing. We only have limited experience servicing the SOLO as a limited number of SOLOs have been produced. Servicing electric vehicles on a mass scale is different than servicing electric vehicles and vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques on a mass scale.  On October 14, 2021, we announced our strategic agreement with Robert Bosch LLC (“Bosch”) to establish a service network of independent automobile repair shops approved by Bosch (the “Bosch Car Service Network”). The Bosch Car Service Network will support service and maintenance operations for ElectraMeccanica’s flagship SOLO EV beginning with commercial launch locations throughout the western United States and then expanding throughout the rest of the United States.

In addition, we presently expect that our warranty covering the SOLO will cover three years/36,000 miles and that the battery pack will cover a five year/45,000 miles warranty period. For additional information on the warranty information please visit https://www.electrameccanica.com/warranty/.

We may not succeed in establishing, maintaining and strengthening the ElectraMeccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the ElectraMeccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the ElectraMeccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have set up sales price for the base model of our SOLO to be $18,500 and we have also already announced an estimated price for the base model of our SOLO Cargo, eRoadster and the Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO, eRoadster and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

We rely upon independent third-party transportation providers for our vehicle shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for our vehicle shipments. Our utilization of these delivery services for shipments is subject to risks which may impact a shipping company's ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, and inclement weather. In addition, we are subject to increased shipping costs when fuel prices increase and due to other economic factors affecting supply and demand within the transportation industry. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs and may impact our overall profitability.

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

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. On March 16, 2021, the Company announced that it has selected Mesa, AZ, in the greater Phoenix area, for its U.S. based assembly facility and engineering technical center. The proposed facility in Mesa will support the Company’s strategic plan to meet anticipated demand for its flagship SOLO EV and other intended EVs. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

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

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a Manufacturing Agreement with Zongshen to produce SOLO vehicles. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or that of Zongshen or our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage or outside of our coverage may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or
●	establish and maintain alternative branding for our products and services.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the US federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and some of our executive officers and directors reside outside the United States.

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia), as amended (the “Business Corporations Act”). Two of our four officers, our auditor and all but four of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and any experts named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on vehicles built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to $500 billion on goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate, or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). The suggested retail purchase price for our SOLO is U.S.$18,500. As the landscape for tariffs involving imports to the United States from the People’s Republic of China (the “PRC”) has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed the Phase 1 Trade Agreement which came into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on vehicles built in China and shipped to the United States.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the PRC is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the Manufacturing Agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 9.8% of our common shares.

As of March 22, 2022, our executive officers and directors beneficially owned, in the aggregate, approximately 9.8% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants, stock options, restricted stock units (“RSU”s) and deferred stock units (“DSU”s) which have vested. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

Additionally, we had 11,274,981 stock options and 7,252,021 warrants outstanding as of March 22, 2022. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the common shares you have or acquire could be diluted as well. As a result, the market value of our common shares could significantly decrease as well.

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

Our common shares began trading on the Nasdaq Capital Market (“Nasdaq”) in August 2018, and before that it had been trading on the OTCQB starting in September 2017. The historical volume of trading has been low (within the past fiscal year, the fewest number of our shares that were traded on Nasdaq was 1,325,395 shares daily), and the share price has fluctuated significantly (since trading began on Nasdaq our closing price has been as low as U.S.$0.91 and as high as U.S.$10.81). The share price for our common shares could decline due to the impact of any of the following factors:

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

We incur significant legal, accounting and other expenses as a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following February 10, 2022, (b) in which we have total annual gross revenue of at least U.S.$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and our principal activity is the development and manufacturing of electric vehicles (each, an EV).

Our head office is located at, and our principal address is, 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8.

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

We have five subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; ElectraMeccanica USA LLC, an Arizona limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a PRC corporation.

We currently have 17 existing retail locations located in the States of California, Arizona, Colorado, Oregon and Washington.

B. Business Overview

General

We are a development-stage electric vehicle, or EV, designer and manufacturer company located in Vancouver, British Columbia, Canada. Our initial product line targets urban commuters, commercial fleets/deliveries and shared mobility seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of December 31, 2021 and 60 pre-production vehicles with our manufacturing partner, Zongshen. We have used some of these pre-mass production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs, combined with our subsidiary, InterMeccanica’s, 62-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies.

We launched commercial production of our SOLO on August 26, 2020. For the quarter ended December 31, 2021, we have produced 109 SOLOs for a total of 291 SOLOs since we launched production. We currently have 20 retail stores located in the States of California, Arizona, Oregon, Washington and Colorado. Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company commenced deliveries on October 4, 2021, to initial customers and commercial fleets.

On September 16, 2020, we announced plans to produce an alternative “cargo and fleet” version of our flagship SOLO EV and debuted the SOLO alternative version at the ACT Expo in Long Beach on August 31, 2021. The Company recently announced its plan to start delivering the SOLO Cargo EV early in the third quarter of 2022. The starting suggested retail price of the SOLO Cargo is U.S.$24,500 with 11.8 cubic feet of storage.

To support our production, in October of 2017 we entered into a Manufacturing Agreement with Zongshen, acting through its wholly-owned subsidiary. Zongshen is an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. We amended the Manufacturing Agreement in June of 2021 to update certain manufacturing and delivery provisions of the same. Zongshen has previously purchased common shares and exercised 1,400,000 warrants at CAD$4 to common shares from us, and beneficially owns approximately 2.4% of our common shares.

On March 16, 2021, we announced that we had selected Mesa, Arizona, as the site for the establishment of our U.S.-based assembly facility and engineering technical center. On May 12, 2021, we celebrated the official groundbreaking of the assembly facility and engineering technical center. The intended 235,000 square foot facility is to be located on 18 acres of land adjacent to the Phoenix-Mesa Gateway airport. The building is expected to include an assembly and manufacturing plant, a research center, 22,000 square feet of office space and 19,000 square feet of lab space. In this respect we plan to use an asset-light model in the facility’s development, whereby the building will be leased from the land owner and developer. The building is being designed by the architectural firm, Ware Malcomb, and is being engineered by Hunter Engineering with Willmeng Construction acting as the facility’s general contractor. When operational, it is expected that facility will have a production capacity of up to 20,000 vehicles per year and employ upwards of 200 to 500 people. The current completion date is targeted for summer of 2022.

We have another EV candidate in early design development stage, the “Tofino”, an all-electric, two-seater roadster.

We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, the SOLO carries a manufacturer’s suggested retail price of $18,500, prior to any surcharge to cover tariffs (discussed below), and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

●	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis;
●	acceleration from 0 mph to 60 mph in approximately ten seconds; and
●	a range of up to 100 miles generated from a lithium-ion battery system that requires up to four hours of charging time on a 220-volt charging station (up to eight hours from a 110-volt outlet) that utilizes approximately 17.3 kW/h.

In addition, the SOLO contains a number of standard features found in higher price point vehicles, including:

●	LCD Digital Instrument Cluster;
●	Power Windows, Power Steering and Power Brakes;
●	AM/FM Stereo with Bluetooth/ USB;
●	Rear view backup camera;
●	Air conditioning;
●	Heated seat;
●	Heater and defogger; and
●	Keyless remote entry.

Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations. See “Government Regulation” herein.

For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations (“CFR”) Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Indiana, Massachusetts, Minnesota, Nebraska, Nevada, New Mexico, North Carolina and New York (New York will no longer require a Helmet as of April 20, 2022); Motorcycle helmets must be worn while operating in the States of Alaska (when operating without a motorcycle license or endorsement), Nebraska, North Carolina and Oregon. Helmets are also required if the driver is under 18 years old in the States of Alaska, Colorado, Indiana, Minnesota, Montana, New Hampshire and New Mexico. See “Government Regulation” herein.

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

Potential Impact of Tariffs

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on vehicles built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to $500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). As indicated above, the current base purchase price for our SOLO is approximately U.S.$18,500. As the landscape for tariffs involving imports to the United States from the PRC has been changing over the past year and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed an Economic and Trade Agreement commonly referred to as the Phase 1 Trade Agreement, which entered into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on vehicles built in China and shipped to the United States.

Corporate Structure and Principal Executive Offices

We were incorporated on February 16, 2015 under the laws of British Columbia, Canada, and have a December 31st fiscal year end. As of March 22, 2022, we had 118,611,496 common shares outstanding.

Our principal executive offices are located at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8. Our telephone number is (604) 428-7656. Our website address is www.electrameccanica.com. Information on our website does not constitute part of this Annual Report. Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

We have five subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; ElectraMeccanica USA LLC, an Arizona limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a PRC corporation.

Strategy

Our near-term goal is to commence and expand sales of the SOLO while continuing to develop our other EVs. We intend to achieve this goal by:

●	Began commercial production of the SOLO: Zongshen, our manufacturing partner, began production of the SOLO on August 26, 2020, with deliveries to customers that commenced on October 4, 2021, and have delivered 61 vehicles as at December 31, 2021;
●	Increasing orders for our EVs: We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit, a Tofino by paying a refundable $1,000 deposit and an e-Roadster by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and, although we cannot guarantee that such pre-orders will become binding and result in sales, we intend to fulfill the reservations as the respective vehicles are produced. We maintain certain refundable deposits from various individuals for SOLOs, Tofinos and e-Roadsters;
●	Having sales and services supported by local corporate stores: We will monitor all vehicles in real time via telematics which provides early warning of potential maintenance issues; and

●	Expanding our product offering: In parallel with the production and sale of the SOLO, we have started to take orders of the SOLO Cargo with anticipated deliveries during third quarter of 2022 with a starting suggested retail price of $24,500. We aim to continue the development of our other proposed products, including the Tofino and e-Roadster, two-seater sports cars, in the expected price range of $50,000 to $60,000 for the Tofino and starting at $150,000 for the e-Roadster.

We have achieved our pre-order book through an online “direct sales to customers and corporate sales” platform, as well as a showroom at our headquarters in Vancouver, British Columbia, Canada. Additionally, we have service and distribution centers in Studio City, California, and in Mesa, Arizona. We plan on expanding the corporate retail stores model and will be opening retail stores in key urban areas. We currently have 17 retail stores located in the States of California, Arizona, Oregon, Washington and Colorado. Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company commenced deliveries to initial customers on October 4, 2021.

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

Marketing and Sales Plan

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

A key point to the marketing plan is to target metropolitan areas with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, our management has identified California, Washington, Oregon, Arizona, Colorado and Southern Florida as areas with cities that fit the aforementioned criteria. We are currently delivering vehicles in the State of California.

We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

●	Digital marketing: Organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO;
●	Earned media: We have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;
●	Investor Relations/Press Releases: Our in-house investor relations team will provide media releases/kits for updates and news on our progress;
●	Industry shows and events: Promotional merchandise giveaways are expected to enhance and further solidify our branding in consumer minds. In October 2020 we hosted the “First Look & Drive” media event in Santa Monica, California, and during March 2021 we showcased the SOLO at Barrett Jackson in Scottsdale, Arizona. In August/September 2021 we showcased the SOLO and SOLO Cargo version at the ACT Expo in Long Beach, California. Computer stations and payment processing software will be readily on hand at such events to accept SOLO reservations. In November of 2021 we showcased SOLO O2 and SOLO Crassodon at SEMA in Las Vegas, Nevada. Also in November we showcased the entire SOLO line up at the LA Autoshow along with test drives; and
●	First-hand experience: Test-drives and/or public viewings are available at our existing stores in the Vancouver downtown core, Arizona, California, Oregon and soon in Colorado and Washington.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs in the market.

SOLO

We created the SOLO’s first prototype in September of 2016. Since the completion of the prototype, our engineers and designers have devoted significant efforts to provide the SOLO with an appealing design and have engaged in proprietary research and development leading to a high-performance electric rear drive motor.

The SOLO has a suggested retail purchase price of U.S.$18,500 and features a lightweight chassis to allow for a top speed of 80/mph, an attainable cruise speed of 68/mph and is able to go from 0/mph to 60/mph in approximately 10 seconds. Our SOLO features a lithium ion battery system that requires only up to four hours of charging time on a 220-volt charging station or up to eight hours from a 110-volt outlet. The lithium battery system utilizes approximately 17.3 kW/h for up to 100 miles in range. We offer a limited warranty for three years or 36,000 miles for the SOLO and limited warranty up to five years or 45,000 miles for the battery. Standard equipment in the SOLO includes, but is not limited to the following:

●	LCD Digital Instrument Cluster;
●	Power Windows, Power Steering and Power Brakes;
●	AM/FM Stereo with Bluetooth/ USB;
●	Rear view backup camera;
●	Air conditioning;
●	Heated seat;
●	Heater and defogger; and
●	Keyless remote entry.

SOLO Cargo

In September 2020 we announced our plans to produce an alternative “utility and fleet” version of our flagship SOLO EV. On February 2, 2022, the Company announced its plan to start delivering the SOLO Cargo EV in the third quarter of 2022. This modified vehicle is being developed based on direct input from potential commercial and fleet partners and will be equipped with a stylish and functional cargo “cap”, offering additional capacity and versatility to suit a variety of different, single-occupant commercial and utility fleet applications. Our engineers and designers have devoted efforts to provide the SOLO Cargo with an appealing design and have engaged in proprietary research and development leading to a high-performance electric rear drive motor.

The SOLO Cargo has the similar features as the SOLO; however, we anticipate that there will be some additional fleet technology and features that would be able to add to the SOLO Cargo. The SOLO Cargo EV has a range of up to 100 miles and a top speed of 80 mph, making it safe for highway use. It also features front and rear crumple zones, side impact protection, a Kevlar reinforced safety hoop, torque-limiting control as well as power steering, power brakes, air conditioning and a configurable entertainment system.

SOLO Cargo EV dimensions have been expanded to include cargo space for a total of 11.8 cubic feet of storage space – as compared to 5 cubic feet of storage in the standard SOLO EV. The uniquely styled vehicle is 53” tall and approximately 123” long, and the rear cargo dimensions are 37.5” long x 34” wide x 16” high. The Cargo version contains a variety of features for commercial applications, including a bulkhead which separates the driver from the cargo contents, an adjustable/folding interior floor panel, cargo netting, lighting in the rear cargo space and a telematics enabled device. For added safety, the roof is reinforced with a Kevlar band.

The SOLO Cargo EV is now available for order with your ElectraMeccanica fleet representative by phone or email – all at a starting MRSP of U.S.$24,500. A dedicated sales manager is available to walk customers through the purchasing and outfitting process. A post-sale account manager is provided for aftersales service and warranty support including in-shop service trainings, parts, and allocated resources to ensure limited downtime for fleets.

eRoadster

We currently have a prototype eRoadster that is currently produced. The Company is currently sourcing supply for the production model. This eRoadster will be manufactured out of our Mesa Facility. Further details will be provided as more information becomes available.

The Tofino

We announced on March 28, 2017, at the Vancouver International Auto Show, that we intended to build the Tofino; an all-electric, two-seater roadster. We are designing the Tofino to be equipped with a high-performance, all-electric motor. The Tofino is still in early design stage development.

Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components and, in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of our lithium batteries.

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

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this we rely on a combination of patent and design applications and registrations, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright, trademarks and other contractual rights to establish and protect our proprietary rights in our technology and other intellectual property. As at March22. 2022, we have 14 issued design registrations, 17 pending invention patent applications and four granted invention patent in specific countries which we consider core to our business in a broad range of areas related to the design of the SOLO and its powertrain. Additionally, and pursuant to our Manufacturing Agreement with Zongshen, legal title has been transferred for 24 granted Chinese design registrations from Chongqing Zongshen Institute of Innovation and Technology Co., Ltd. to EMV Automotive Technology (Chongqing) Inc., our wholly-owned subsidiary. We intend to continue to file additional patent and design applications with respect to our technology and designs. Examination is proceeding with our pending patent applications, but it is not yet clear whether these applications will result in the issuance of patents or whether the examination process will require us to narrow our claims such that, even if patents are granted, they might not provide us with adequate protection.

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

We have additional trademark registrations and pending applications for trademarks (other than those noted above) in Canada, China, Japan, the United States and the European Union. As of March 22, 2022, there are two pending applications in China and eleven pending applications in the United States. We own three federal registrations in the United States. We also own six registrations in each of the European Union and Japan and we own 43 registrations in China. There is also an additional registration in each of the European Union, China and Japan for the trademark “MONSTERRA”.

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

Hitting the commercial market in the first-half of the decade, the sales of electric vehicles have soared over the last five years. The top sellers were both fast growing emblematic companies such as Tesla as well as established automakers such as Nissan (Leaf model) and Renault (Zoe model). Notably, a rapidly developing industry in the PRC had the biggest impact on electric vehicle sales.

Only about 17,000 electric vehicles were on the world’s roads in 2010. Just five countries could count more than 1,000 on their roads: China, Japan, Norway, United Kingdom and the United States. The electric vehicle market was in its infancy and made up of early adopters.

Yet by 2020 there were over 10 million electric vehicles on the world’s roads. Nine countries had more than 100,000 electric vehicles on the road. The global stock remains concentrated in China, Europe and the United States. At least 20 countries reached market shares above 1% in 2020.

Global Electric Vehicle Stock by Region and Mode, 2010-2020

Source:

Global EV Outlook 2021.

Note:

PHEV = plug-in hybrid electric vehicle. BEV = battery electric vehicle. “Other” includes Australia, Brazil, Chile, India, Japan, South Korea, Malaysia, Mexico, New Zealand, South Africa and Thailand. “Europe” includes the EU27, Norway, Iceland, Switzerland and the United Kingdom.

Electric Vehicle Registrations and Market Share in Selected Countries and Regions, 2015-2020

Source:

Global EV Outlook 2021.

Electric vehicle sales increased 40% in 2020 from 2019 with a record three million vehicles sold. While the EV market was breaking records, overall vehicle sales were down 16%, largely attributed to the COVID-19 pandemic. With over 10 million electric vehicle on the road, EVs now account for ~1% of the global vehicle stock. Early data for 2021 is indicating rapid growth once again in major markets.

Prospects for Electric Mobility Deployment to 2030

Below is an outlook for electrification of road transport to 2030. It considers deployment of electric vehicles and charging infrastructure, battery capacity and related materials demand as well as the implications for energy demand and GHG emissions.

The projections in this analysis rely on the gross domestic product (“GDP”) assumptions in the World Energy Outlook 2020 (IEA, 2020) as at the time of writing there was not yet an updated GDP projection. Given the economic disruption related to the COVID-19 pandemic crisis, the assumption in this outlook implies an economic recovery following the pandemic that leads to a similar level of economic activity over the next few years as was previously estimated, which means a relatively speedy global recovery. The analysis also assumes that policy targets that were in place by end-2020 for transport in general and EVs in particular remain in the context of the COVID-19 pandemic and its economic repercussions.

The global EV stock (excluding two/three-wheelers) expands from around 10 million in 2020 to more than 50 million by 2025 and over 140 million vehicles by 2030, corresponding to an annual average growth rate close to 30%. Thanks to this continuous increase in sales share, EVs are expected to account for about 7% of the global vehicle fleet by 2030. EV sales reach almost 14 million in 2025 and 25 million vehicles in 2030, representing, respectively, 10% and 16% of all road vehicle sales.

Global EV Stock by Mode in the Stated Policies Scenario, 2020-2030

Source:

Global EV Outlook 2021.

Note:

PLDVs = passenger light-duty vehicles; BEV = battery electric vehicle; LCVs = light-commercial vehicles; PHEV = plug-in hybrid electric vehicle. The figure does not include electric two/three-wheelers. For reference, total road EV stock (excluding two/three-wheelers) in 2030 is 2 billion in the Stated Policies Scenario and 1.9 billion in the Sustainable Development Scenario. Projected EV stock data by region can be interactively explored via the Global EV Data Explorer.

Global EV Sales by Scenario, 2020-2030

Source:

Global EV Outlook 2021.

Note:

PHEV = plug-in hybrid electric vehicle. EV sales share = share of EVs (BEV+PHEV) out of total vehicles sales. PHEV share in EVs = share of PHEV sales out of EV (BEV+PHEV) sales. The regional breakdown of these figures by vehicle type can be interactively explored via the IEA’s Global EV Data Explorer.

By 2030 the global EV stock (excluding two/three-wheelers) is about 140 million with sales of 25 million in the Stated Policies Scenario, while the more ambitions Sustainable Development Scenario sees about 245 million EV stock with sales of more than 45 million.

North American EV Market

Our primary market is North America, with a focus on the west coast of the United States – especially California. As of December 2021, cumulative registrations of plug-in electric passenger vehicles totaled 635,602 units, making California the leading plug-in market in the U.S. While the state represents about 10% of nationwide new vehicle sales, California has accounted for almost half of cumulative plug-in sales in the American market. Plug-in electric vehicles represented about 0.5% of the passenger fleet on California’s roads by September 2015.

Until December 2014, California not only had more plug-in electric vehicles than any other American state but also more than any other country in the world. In 2015 only two countries, Norway (22.4%) and the Netherlands (9.7%), achieved a higher plug-in market share than California. Sales of plug-in electric vehicles in the state passed the 200,000 unit milestone in March 2016. By November 2016, with about 250,000 plug-in vehicles sold in the state since 2010, China was the only country market that exceeded California in cumulative plug-in electric vehicle sales. Cumulative plug-in vehicle registrations achieved the 500,000 unit milestone by the end of November 2018.

Comparison of annual sales of plug-in electric passenger cars in the United States and California - (2011-2020)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
California PEV sales
U.S. PEV sales
6,964
17,821
20,093
53,392
42,545
96,602
59,485
123,347
62,217
114,248
79,450
157,181
107,779
194,479
163,765
361,307
159,081
329,528
132,742
297,939

Source:

Wikipedia.

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

Currently, with the latest numbers from 2020, the plug-in market share has risen to a record 8.1% and the conventional hybrid has reached a six year high of 6.9%. In comparison to the 8.1% market share for plug-in electric vehicles in California, they only make up for 2% of the market-share nationally. Much of the impeded growth in terms of overall vehicle sales has been an effect of the COVID-19 pandemic with chip shortages and supply chain issues.

The following table presents annual registrations and market share of new car sales for all-electric and plug-in hybrids sold in California between 2011 and 2020.

Annual New Plug-in Electric Passenger Car Registrations and
Market Share in California
by Type of Plug-in (2010 - 2020)

	California[1][75][76]						U.S.[71][6][86][81][74][87][88][89][90][91]		CA share	Ratio
		BEV		PHEV	Total	PEV	Total	PEV	of U.S.	CA/US
		market	Plug-in	market	PEV	market	PEV	market	PEV	market
Year	All-electric	share(1)	hybrid	share(1)	California	share(1)	sales	share(2)	sales(3)	shares
2010	300	0.02%	97	0.006%	397	0.03%	345	N/A	100%	—
2011	5,302	0.4%	1,662	0.1%	6,964	0.5%	17,821	0.14%	39.1%	3.57
2012	5,990	0.4%	14,103	0.9%	20,093	1.3%	53,392	0.37%	37.6%	3.51
2013	21,912	1.3%	20,633	1.2%	42,545	2.5%	96,602	0.62%	44.0%	4.03
2014	29,536	1.6%	29,949	1.6%	59,485	3.2%	123,347	0.71%	48.2%	4.27
2015	34,477	1.7%	27,740	1.4%	62,217	3.1%	114,248	0.66%	54.5%	4.70
2016	41,932	1.9%	37,518	1.7%	79,450	3.6%	157,181	0.90%	50.5%	4.00
2017	59,388	2.7%	48,391	2.2%	107,779	4.9%	194,479	1.13%	55.4%	4.32
2018	99,121	4.6%	64,644	3.0%	163,765	7.6%	361,307	2.10%	45.3%	3.62
2019	106,752	5.1%	52,329	2.5%	159,081	7.6%	329,528	1.98%	48.3%	3.83
2020	101,628	6.2%	31,114	1.9%	132,742	8.1%	297,939	2.03%	44.6%	3.98
Total	506,338	N/A	328,180	N/A	834,518	N/A	1,746,189	N/A	47.8%	N/A

Notes: (1) Market share of total new car registrations in California. (2) U.S. market share of total nationwide sales. (3) Californai’s market share of total nationwide registrations.

Source:

Wikipedia.

Source:

Wikipedia.

Data Sources:

International Energy Agency, Wikipedia, Alliance of Automobile Manufacturers; National Automobile Dealers Association, California Energy Commission

Chart:

International Energy Agency, Wikipedia.

Fleet and Urban Driving market

We designed the SOLO with a view to redefining SOLO mobility for fleets in terms of vehicle share, deliveries and other mobility purposes; and for urban drivers who use a personal vehicle by cutting their commuting costs and reducing their environmental footprint. We believe that a substantial number of fleets and urban drivers will find the capacity of our EVs attractive in comparison to vehicles designed to carry more people. As vehicles designed to carry between four and eight people generally weigh substantially more than those that carry one or two people, they require more fuel or energy to operate. This significant mismatch between capacity and utilization leads to a significant excess of traffic and pollution and higher operating costs.

Although consumers may be afraid that their EVs may run out of charge while they are out on the road, the average U.S. one-way commute was only 39 minutes in 2019. The 100-mile range of our SOLO on a full charge would more than cover such a round-trip commute. [Data Source: United States KBB.]

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

Going further than restrictions on vehicles fueled by petrol or diesel, several European countries and cities are formulating programs that would actually ban them. Norway’s Minister for the Environment has expressed an indication that they expect to implement a ban on the sale of vehicles that are not EVs by 2025. President Macron of France has expressed an indication that they will eliminate the sale of vehicles with internal combustion engines in France by 2040, and city hall in Paris has expressed an indication calling for a ban on all vehicles with traditional combustion engines from its streets by 2030. In the United Kingdom the government has announced a strategy that calls for sales of new gas and diesel vehicles and vans to end by 2030.

Purchaser Incentives

To promote the purchase of EVs, many state and local governments offer financial incentives to purchasers. These incentives can take the form of rebates, tax credits or the elimination or reduction of sales tax. Financial incentives available in selected North American jurisdictions for the purchase of EVs are set out in the following table:

					British
	U.S. Federal	California	New York		Columbia		Ontario		Quebec
Tax credit	$7,500	—	—		—		—		—
Rebate	—	$2,500	$2,000	CAD	$5,000	CAD	$14,000	CAD	$8,000

Although these financial incentives may not continue at this level or at all, we believe that our SOLO would currently qualify for these tax credits and rebates in the States of California and Oregon. As of March 12, 2020, we have passed the CARB test for the State of California for the $750 rebate to be posted on the Clean Vehicle Rebate Project website and for a $2,500 rebate from the State of Oregon.

Several jurisdictions offer similar financial incentives for the purchase and installation of home charging stations for EVs.

Manufacturing Incentives

To promote the manufacture and development of EVs, many federal, state and local governments provide financial incentives to EV companies. These incentives can take the form of tax credits or grants. We did not receive any tax credits or grants in 2021. In 2020, we received $187,421 in a Scientific Research and Experimental Development (“SR&ED”) grant and $176,088 from the Innovation Assistance Program administered by the National Research Council. In 2019, we received $797,002 in a SR&ED grant. In 2018, we received $559,872 in a SR&ED grant and $6,659 from Canada’s Industrial Research Assistance Program (“IRAP”) administered by the National Research Council. In 2017, we received $149,273 from the IRAP and $85,907 in a SR&ED grant. We will continue to apply for grants where we believe warranted.

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

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in the EV market and our market share. We might not be able to compete successfully in our market. If our competitors introduce new vehicles or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the EV market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages:

●	Extensive in-house development capabilities: Our acquisition of InterMeccanica. in 2017 enables us to leverage InterMeccanica’s extensive 62 years of experience in vehicle design, manufacture, sales and customer support. InterMeccanica was founded in Turin, Italy, in 1959, as a speed parts provider and soon began producing in-house designed, complete vehicles like the Apollo GT, Italia, Murena, Indira and the Porsche 356 replica. InterMeccanica’s former owner, Henry Reisner, is our former Executive Vice-President and a former director. We have integrated InterMeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings;
●	In-house production capabilities: We have the ability to manufacture our own products on a non-commercial scale. As of December 31, 2021, we have produced 64 prototype SOLOs at our facilities in Vancouver, British Columbia, and 60 pre-production SOLOs with our manufacturing partner, Zongshen;
●	Commercial production of the SOLO commenced August 26, 2020: As at December 31, 2021, in accordance with our Manufacturing Agreement, Zongshen has produced a total of 60 pre-production vehicles and a total of 291 production vehicles and we have delivered a total of 61 vehicles as at December 31, 2021 to customers and commercial fleets since deliveries commenced on October 4, 2021;
●	Unique product offering: The SOLO’s manufacturer suggested retail price of U.S.$18,500, prior to any surcharge for tariffs, is far below the retail price of EVs offered by those who we consider to be our principal competitors; and we believe that the SOLO compares favorably against them; and
●	Management expertise: We have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. They include Kevin Pavlov, our Chief Executive Officer and Chief Operating Officer, Bal Bhullar, our Chief Financial Officer, Kim Brink, our Chief Revenue Officer and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. We have supplemented additional expertise by adding consultants and directors with corporate, accounting, legal and other strengths.

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

We and our vehicles must meet the applicable parts of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations (“CFR”) Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Indiana, Massachusetts, Minnesota, Nebraska, Nevada, New Mexico, North Carolina and New York (New York will no longer require a Helmet as of April 20, 2022). Motorcycle helmets must be worn while operating in the States of Alaska (when operating without a motorcycle license or endorsement), Nebraska, North Carolina and Oregon. Helmets are also required if the driver is under 18 years old in the States of Alaska, Colorado, Indiana, Minnesota, Montana, New Hampshire and New Mexico. See “Government Regulation” herein.

Research and Development

We have allocated substantial resources in developing our first vehicles. We expended $17,090,282 during the fiscal year ended December 31, 2021, and $8,666,247 during the fiscal year ended December 31, 2020, on research and development costs which include labor and materials.

InterMeccanica Business

In October 2017, we acquired InterMeccanica. In addition to the manufacturing and design experience that the acquisition provided us, we acquired a business of custom car manufacturing. InterMeccanica, throughout its operating history, has built approximately 2,500 vehicles. We intend to continue the legacy business of Intermeccanica, but we do not envision that it will be central to our operations, or represent a material portion of our revenue if we develop our business as planned, or account for a material portion of our expenses. At the end of December 2021, the Company stopped taking any further orders of the internal combustion engine roadsters.

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

C. Organizational structure

We have five subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; ElectraMeccanica USA LLC, an Arizona limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a People’s Republic of China corporation. We own 100% of the voting and dispositive control over all of our subsidiaries.

Employees

As of March 22, 2022, we employed a total of 216 full-time and 11 part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Activity	Employees
Engineering/R&D	126
Sales & Marketing	62
General & Administration	24
Executives	4

D. Property, plant and equipment

We operate from our head office located in Vancouver, Canada. We do not own any real property. We have leased the following properties:

	Area
	(In square	2021 Gross Monthly
Location	feet)	Rent			Lease Expiration Date	Use
Vancouver, BC	7,235		$10,146	CAD	28-Feb-22	Head office
Burnaby, BC	13,936		$15,097	CAD	28-Feb-26	Engineering center
New Westminster, BC, Canada	10,803		$11,037	CAD	31-Jul-22	Development office
Studio City, CA, USA	9,600		$30,766	USD	31-Mar-22	Service & distribution center
Los Angeles, CA, USA	298		$5,607	USD	30-Sep-23	Retail kiosk
Tigard, OR, USA	150		$10,450	USD	29-Feb-24	Retail kiosk
San Diego, CA, USA	180		$7,950	USD	31-Jan-23	Retail kiosk
Brea, CA, USA	200		$5,417	USD	2-May-22	Retail kiosk
Scottsdale, AZ, USA	200		$8,232	USD	28-Feb-22	Retail kiosk
Glendale, AZ, USA	200		$8,272	USD	14-Nov-22	Retail kiosk
Walnut Creek, CA, USA	200		$8,350	USD	31-Mar-22	Retail kiosk
Santa Clara, CA, USA	300		$7,725	USD	31-Dec-21	Retail kiosk
Tucson, AZ, USA	200		$7,035	USD	28-Feb-22	Retail kiosk
Cerritos, CA, USA	200		$7,500	USD	31-Mar-22	Retail kiosk
McLean, VA, USA	150		$8,350	USD	28-Feb-22	Retail kiosk
Mission Viejo, CA, USA	150		$5,833	USD	30-Apr-22	Retail kiosk
Torrance, CA, USA	200		$5,833	USD	30-Apr-22	Retail kiosk
Happy Valley, OR, USA	200		$3,125	USD	30-Apr-22	Retail kiosk
Lynnwood, WA, USA	150		$3,125	USD	14-May-22	Retail kiosk
Lone Tree, CO, USA	150		$3,125	USD	31-May-22	Retail kiosk
Chandler, AZ, USA	200		$4,590	USD	30-Apr-22	Retail kiosk
Sacramento, CA, USA	80		$8,350	USD	14-May-22	Retail kiosk
Los Angeles, CA, USA	150		$8,333	USD	29-Nov-22	Retail kiosk
Scottsdale, AZ, USA	200		$8,691	USD	30-Sep-24	Retail kiosk
Mesa, Arizona, USA	14,375		$15,618	USD	30-Apr-22	Temporary Office
Mesa, Arizona, USA	235,000	$	Nil	USD	31-Aug-32	Assembly Facility

We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

As at January 1, 2021, our functional currency changed to the U.S. dollar (“USD”) from the Canadian dollar. The following management's discussion and analysis, prepared for the year ended December 31, 2021, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual audited financial statements for the year ended December 31,

2021 and the notes thereto. Amounts are reported in USD based upon financial statements prepared in accordance with IFRS as issued by the IASB.

This Annual Report should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with IFRS, as adopted by the IASB.

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

Overview

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and our principal activity is the development and manufacturing of single occupancy electric vehicles. Our head office and principal address is located at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8.

Additional information related to the Company is available on www.electrameccanica.com. Information on our website does not constitute part of this Annual Report.

Financing

Our ability to continue operations will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $41,326,835 in 2021, $63,046,905 in 2020, $23,212,698 in 2019 and anticipate incurring losses in our 2022 fiscal year. We had negative operating cash flows of $60,418,163 for the year ended December 31, 2021 and anticipate negative operating cash flows during 2022. Although we had working capital surplus of $232,454,617, including cash and cash equivalents of $221,928,008, at December 31, 2021, and anticipate deriving revenue in 2022 from the sale of EVs and high-end custom cars, and while our cash on hand and cash inflow from sales in 2022 will finance our operations over the 12 month period following issuance of the financial statemetns, we believe that we will need additional financing to continue and expand operations . If we are unable to continue to access private and public capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue operations also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

A. Operating Results

Results of Operations for the Year ended December 31, 2021 as Compared to the Year Ended December 31, 2020

Revenues

Revenue for the year ended December 31, 2021 was $2,100,770 (2020: $568,521). The cost of revenue was $4,334,681 (2020: $699,455) providing a gross loss of $2,233,911 (2020: $130,934) or -106.3% (2020: -23.0%). The revenue of the Company derives from sales of our flagship vehicle, the SOLO, and our high-end custom build cars. The first commercially-produced SOLOs were delivered to certain of our initial customers on October 4, 2021. 61 SOLOs and 12 high-end custom build cars were delivered in 2021.

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

●	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
●	Custom build vehicles – development and manufacture of high-end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments. (Financial statement note 19 for the year ended December 31, 2021).

Revenue for Solo and custom build vehicles is recognized when the Company has transferred control to the customer which generally occurs upon shipment. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production		Customer Deliveries
	Twelve Months Ended		Twelve Months Ended
Vehicle Type	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Custom build vehicles – Roadster/Speedster	11	7	12	7
Electric vehicles – Prototype made in-house	—	6	—	1
Electric vehicles – Pre-production, made by Zongshen	—	4	—	—
Electric vehicles – Production, made by Zongshen	261	30	61	—

Operating Expenses

During the year ended December 31, 2021, the Company incurred a net loss of $41,326,835, compared to a net loss of $63,046,905 for the corresponding period in 2020. The decrease in net loss between the two years resulted from an increase in an operating loss to $60,795,574 for the year ended December 31, 2021, from $27,210,487 for the prior year, and an increase in the income from other items; principally gain from change in the fair value of warrant derivative of $19,033,560 for the year ended December 31, 2021 from loss of $31,923,727 for the prior year. The largest expense items in net comprehensive loss are described below.

General and administrative expenses. For the year ended December 31, 2021, general and administrative expenses were $31,057,633, compared to $15,778,172 for the year ended December 31, 2020. The following items are included in such expenses:

●	Rent increased to $1,437,259 for the year ended December 31, 2021, from $616,968 for the year ended December 31, 2020. The increase was caused by the opening of retail kiosks in the U.S.;
●	Office expenses increased to $2,522,810 for the year ended December 31, 2021, from $758,424 for the corresponding year ended December 31, 2020. The increase was caused by increases in software subscriptions, travel, office supplies, cable and internet, bank charge and payroll service fee, and postage and courier;
●	Professional fees were $5,634,016 for the year ended December 31, 2021, from $2,073,022 for the corresponding year ended December 31, 2020. The increase in legal and professional expenses was caused by the professional services received for our SAP system implementation and the increase in recruitment service expenses, offset by a decrease in legal expenses;
●	Consulting expenses were $2,803,967 for the year ended December 31, 2021, compared to $648,524 for the corresponding year ended December 31, 2020. The increase in fees is related to the services in relation to the U.S.-based assembly facility assembly facility located in Mesa, Arizona;
●	Amortization expenses were $4,251,274 for the year ended December 31, 2021, compared to $1,603,654 for the corresponding year ended December 31, 2020. The increase was due to the addition in property, plant and equipment of $5,937,305;

●	Insurance expenses were $2,348,030 for the year ended December 31, 2021, compared to $572,932 for the corresponding year ended December 31, 2020. The increase is related to insurance coverage increase and the overall rate increase; and
●	Salaries increased to $7,575,030 for the year ended December 31, 2021, compared to $3,488,459 for the corresponding year ended December 31, 2020. The increase is related to the addition of new employees as we expand our business into comercial operations.

Research and development expenses. Research and development expenses increased to $17,090,282 for the year ended December 31, 2021, from $8,666,247 for the corresponding year ended December 31, 2020. Research and development costs relate to the electric vehicle segment as the Company continues product development of the SOLO, Tofino, and e-Roadster. All costs related to development of vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses.

Sales and marketing expenses. Sales and marketing expenses increased to $10,413,748 for the year ended December 31, 2021, from $2,635,134 for the corresponding year ended December 31, 2020. The Company has begun the commercial production of our flagship vehicle, the SOLO, and the Company increased its sales and marketing efforts by developing brand assets, increasing presence in social media, opening retail kiosks and rapidly growing its sales team.

Stock-based compensation expense. Stock-based compensation expense, included in general and administrative expenses, research and development expenses and sales and marketing expenses, totaled $3,807,773 for the year ended December 31, 2021, compared to $5,349,201 for the corresponding year ended December 31, 2020. The Company issued 3,217,378 stock options with exercise prices between U.S.$3.01 and U.S.$7.23 per share during the year ended December 31, 2021. The Company also issued 450,442 RSU and 51,468 “DSU”s to Company executives and directors, respectively, during the same period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method. The decrease was caused by the decrease of the fair value of the awards vested.

Other Items

Changes in fair values of warrant derivative. The Company incurred a gain relating to changes in the fair value of warrant derivatives of $19,033,560 (2020: loss of $31,923,727) mainly caused by the decrease of our share price from $6.19 at December 31, 2020 to $2.28 at December 31, 2021, as well as the exercising of 3,460,212 warrants when our share prices were between $2.63 and $10.81. Warrants priced in Canadian dollars are classified as derivative liabilities because the Company’s functional currency is in U.S. dollars. As a result of this difference in currencies, the proceeds that are received by the Company are not fixed and will vary based on foreign exchange rates; hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statements of loss and comprehensive loss.

Foreign exchange loss. The Company incurred a foreign exchange loss of $9,758 on net working capital in the year ended December 31, 2021 (2020: $4,447,387) due to less fluctuations between the U.S. and Canadian dollar.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2021 of $41,326,835, compared to a net loss of $63,046,905 for the corresponding period in 2020.

Results of Operations for the year ended December 31, 2020 as Compared to the Year Ended December 31, 2019

Revenues

Revenue for the year ended December 31, 2020 was $568,521 (2019: $585,584). The cost of revenue was $699,455 (2019: $487,543) providing a gross loss of $130,934 (2019: gross profit $98,041) or -23.0% (2019: 16.7%).

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

●	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
●	Custom build vehicles – development and manufacture of high-end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

Revenue recognition for custom build vehicles is based on the percentage completion method.No revenue from sales of electric vehicles is recognized because the vehicle has not been commercialized. Proceeds from these sales are incidental revenue and are not being made with expectation of profit. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production		Customer Deliveries
	Twelve Months Ended		Twelve Months Ended
Vehicle Type	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Custom build vehicles – Roadster/Speedster	7	8	7	7
Electric vehicles – Prototype made in-house	6	22	1	21
Electric vehicles – Pre-production, made by Zongshen	4	50	—	—
Electric vehicles – Production, made by Zongshen	30	—	—	—

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

General and administrative expenses. For the year ended December 31, 2020, general and administrative expenses were $15,778,172 compared to $11,620,875 for the year ended December 31, 2019. The following items are included in such expenses:

●	Rent increased to $616,968 for the year ended December 31, 2020, from $320,927 for the year ended December 31, 2019. The increase was caused by the opening of retail kiosks in the U.S.;
●	Professional expenses were $2,073,022 for the year ended December 31, 2020, from $1,393,004 for the corresponding year ended December 31, 2019. The increase in legal and professional expenses was caused by the increases in legal fees related to various capital raising, governance, employment and corporate matters, as well as increase in accounting fees and recruiting fees;
●	Amortization expenses were $1,603,654 for the year ended December 31, 2020, compared to $804,206 for the corresponding year ended December 31, 2019. The increase was due to the additions in property, plant and equipment;
●	Investor relations expenses, not including the consulting fees above, decreased to $666,988 for the year ended December 31, 2020, from $772,259 for the corresponding year ended December 31, 2019. The increase is related to fewer consultants for investor relations; and
●	Salaries increased to $3,488,459 for the year ended December 31, 2020, compared to $1,738,829 for the corresponding year ended December 31, 2019. The increase is related to the addition of new employees, performance increases to certain salaried employees and certain bonus costs.

Research and development expenses. Research and development expenses increased to $8,666,247 for the year ended December 31, 2020, from $7,434,084 for the corresponding year ended December 31, 2019. Research and development costs relate to the electric vehicle segment as the Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses. During the year ended December 31, 2020, the Company received $187,421 (2019: $797,002) in SR&ED funds under the program administered by the Canada Revenue Agency. In addition, the Company received $176,088 (2019: $Nil) in government grants from the Innovation Assistance Program administered by the National Research Council.

Sales and marketing expenses. Sales and marketing expenses increased to $2,635,134 for the year ended December 31, 2020, from $1,652,348 for the corresponding year ended December 31, 2019. The Company increased its sales and marketing efforts by developing brand assets, increasing presence in social media, opening retail kiosks and rapidly growing its sales team.

Stock-based compensation expense. For the year ended December 31, 2020, stock-based compensation expense included in general and administrative expenses, research and development expenses and sales and marketing expenses totaled $6,260,985 (2019: $5,147,573). The Company issued 1,790,000 stock options with exercise prices between U.S.$3.41 and U.S.$3.77 per share during the year ended December 31, 2020. The Company also issued 507,849 RSUs and 44,623 DSUs to Company executives and directors, respectively, during the same period. In addition, the stock-based compensation charges relate to stock options issued during previous years wherein charges are recognized over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment expense. For the year ended December 31, 2020, share-based payment expense was $Nil (2019: $159,833). These charges relate to shares issued to consultants as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

Other Items

Changes in fair values of warrant derivative. The Company incurred a loss relating to changes in the fair value of warrant derivatives of $31,923,727 (2019: $2,228,256) mainly caused the increase of our share price from $2.15 at December 31, 2019 to $6.19 at December 31, 2020, as well as the exercising of 3,460,212 warrants when our share prices were between $2.63 and $10.81. Warrants priced in U.S. dollars are classified as derivative liabilities because the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that are received by the Company are not fixed and will vary based on foreign exchange rates; hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statements of loss and comprehensive loss.

Foreign exchange loss. The Company incurred a foreign exchange loss of $4,447,387 on net working capital in the year ended December 31, 2020 (2019: $597,464) as caused by fluctuations between the U.S. and Canadian dollar.

Net Loss

As a result of the above factors, we reported a net loss for the year ended December 31, 2020 of $63,046,905, compared to a net loss of $23,212,698 for the corresponding period in 2019.

B. Liquidity and Capital Resources

Liquidity

The Company’s operations consist of the designing, developing and manufacturing of electric vehicles. The Company’s financial success depends upon its ability to market and sell its electric vehicles and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by the sale of the Company’s stock. Equity funding might not be possible at the times required by the Company. If no funds can be raised and sales of its electric vehicles do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival or may be required to cease operations. As at December 31, 2021, the Company has $221,928,008 of cash and cash equivalents on hand and, with inflow from sales in 2022, the Companybelieves that it has sufficient cash to carry on operationfor the next 12 month period following issuance of this Annual Report.

These financial statements have been prepared on a basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $41,326,835 during the year ended December 31, 2021, and had a cash and cash equivalents balance and a working capital surplus of $221,928,008 and $232,454,617, respectively, as at December 31, 2021. The Company’s ability to meet its obligations as they fall due and to continue to operate depends on the continued financial support of its creditors and its shareholders. In the past the Company has relied on sales of its equity securities to meet its cash requirements. Funding from this or other sources might not be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of December 31, 2021, the Company had 117,338,964 issued and outstanding shares and 137,458,714 shares on a fully-diluted basis. The Company began trading on Nasdaq on August 9, 2018.

The Company had $232,454,617 of working capital surplus as at December 31, 2021, compared to $130,755,823 of working capital surplus as at December 31, 2020. The increase in working capital resulted from cash generated from financing activities of $157,681,605 (2020: $138,927,009) due to the to the issuance of 28,029,401 common shares for net cash proceeds of $157,984,675 (2020: $127,894,718), offset by cash used in operations of $60,418,163 (2020: $22,486,630) and cash used in investing activities of $4,786,697 (2020: $1,399,068) related to additions to property, plant and equipment.

Capital Resources

As at December 31, 2021, the Company had cash and cash equivalents of $221,928,008 (2020: $129,450,676). The Company continues to pursue additional equity financing although there can be no guarantees that the Company will be successful in such endeavors.

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated recoverable amount of other long-lived assets, the useful lives of plant and equipment, fair value measurements for financial instruments and share-based payments and the recoverability and measurement of deferred tax assets.

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

Significant judgements

The preparation of financial statements in accordance with IFRS requires the Company to make judgements, apart from those involving estimates, in applying accounting policies. The most significant judgements in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue operations and whether there are events or conditions that may give rise to significant uncertainty;
●	the assessment of the Company’s functional currency;
●	the classification of financial instruments; and
●	the vesting probability of stock options with market conditions.

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

The following table shows the classification of the Company’s financial assets and liabilities

Financial assets/liabilities
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Derivative liabilities	FVTPL
Lease liabilities	Amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Revenue from contracts with customers

Sales of electric vehicles

Revenues from selling SOLO EV is recognized when the Company has transferred control to the customer which generally occurs upon delivery and transfer of ownership. Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Customers usually pay consideration prior to the transfer of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications. The Company recognizes general estimated warranties costs on its EVs at the time products are sold to customers. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers. As of December 31, 2021, $nil warranty provision is recognized based on management’s estimate of the same.

Share-based payments

Share-based compensation expenses are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payment expenses to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the share-based payment reserve. For awards with no market-based performance measurement, the fair value of awards is determined using a Black–Scholes pricing model. For awards subject to the performance against a market-based performance measure, management has used the Monte Carlo simulation model to calculate the grant date fair value. The number of awards expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. The share-based payment reserve records items that are recognized as stock-based compensation expense and other share-based payments until such time that the underlying securities are exercised, at which time the corresponding amount will be transferred to share capital. If the securities expire unexercised, the amount remains in the share-based payment reserve account.

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

Derivative Liability - Warrants

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statements of financial position and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated statements of financial position at their fair value on the date of issuance and will be revalued on each subsequent statement of financial position date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield and risk-free interest rate. On January 1, 2021, the Company change its functional currency from CAD to USD. As a result, warrants denominated in CAD were recognized as derivative liabilities and warrants denominated in USD were recognized as equity.

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit (“CGU”) assets exceeds its recoverable amount. The Company has identified two CGUs, including electric vehicles, which develop and manufacture electric vehicles for mass markets, and custom-built vehicles which develop and manufacture high-end custom-built vehicles. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

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

C. Research and Development, Patents and Licenses, etc.

The following table specifies the amounts spent on research and development for the fiscal years ended December 31, 2021, 2020 and 2019:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Labor	$13,901,236	$5,471,136	$4,403,038
Materials	2,367,340	2,383,730	3,253,593
Government grants	—	—	(476,985)
Share-based compensation expense	821,706	811,381	254,438
Total	$17,090,282	$8,666,247	$7,434,084

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

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and we anticipate that Zongshen remained on track and began production of the SOLOs on August 26, 2020 and deliveries began October 4,2021. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

E. Off-Balance Sheet Arrangements

As of December 31, 2021, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

The Company adopted IFRS 16 on January 1, 2019, resulting in an increase of $1.60 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively. The following table provides the contractual obligations:

	Within one	Between one	More than five
	year	and five years	years	Total
At December 31, 2021	5,432,054	9,584,033	22,456,524	37,472,611
At December 31, 2020	576,232	373,889	125,652	1,075,773

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Kevin Pavlov(1), Michigan, U.S.	57	Chief Executive Officer, Chief Operating Officer and a director	May 1, 2021
Henry Reisner(2), British Columbia, Canada	58	President, Chief Operating Officer and a director	February 16, 2015
Bal Bhullar(3), British Columbia, Canada	52	Chief Financial Officer, Secretary and a director	November 19, 2018
Kim Brink, Michigan, U.S.	55	Chief Revenue Officer	January 24, 2022
Steven Sanders(4)(6), New York, U.S.	76	Chairman and a director	March 16, 2018
Jerry Kroll(5), British Columbia, Canada	61	Director	February 16, 2015
Luisa Ingargiola(6), Florida, U.S.	54	Director	March 16, 2018
Joanne Yan(6), British Columbia, Canada	64	Director	March 6, 2019
David Shemmans(6), West Sussex, United Kingdom	55	Director	August 23, 2021
Michael Richardson, Michigan, U.S.	65	Director	November 22, 2021
Isaac Moss, British Columbia, Canada	69	Chief Administrative Officer and Corporate Secretary	May 15, 2018

Notes:

(1)	Mr. Pavlov was appointed as Chief Operating Officer of our Company on May 1, 2021 and then appointed the Chief Executive Officer and director of our Company on September 21, 2021. He was appointed President of our Company on January 27, 2022
(2)	Mr. Reisner was appointed as President and Chief Operating Officer of our Company on May 15, 2018 and then, effective May 1, 2021, Mr. Reisner’s position was changed to Executive Vice-President. Effective January 27, 2022, Mr. Reisner retired from the Company.
(3)	Ms. Bhullar was appointed as Chief Financial Officer of our Company on November 19, 2018, and as a director of our Company on December 6, 2019.
(4)	Mr.Sanders was appointed Chairman of our Company on October 20, 2018.
(5)	Mr. Kroll was appointed President, Chief Executive Officer and a director of our Company effective February 16, 2015. Mr. Kroll resigned from his position as President on May 15, 2018 and as Chairman on October 20, 2018. Mr. Kroll resigned as Chief Executive Officer on August 12, 2019.
(6)	Members of the Company’s Audit Committee, Nominating and Corporate Governance Committee, Corporate Disclosure and/or Compensation Committee.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this Annual Report:

Kevin Pavlov, Chief Executive Officer, Chief Operating Officer and a director

Kevin Pavlov brings over two decades of automotive experience across large global corporations, government entities and start-ups and has extensive experience within electric vehicle development, production and delivery.

Prior to ElectraMeccanica, Mr. Pavlov served as the COO of Karma Automotive, the Southern California-based high-tech mobility incubator and creator of luxury electric vehicles, where he was responsible for operations in the U.S., Europe and Asia resulting in significant manufacturing process and finance operations improvements.

Previous to that, Mr. Pavlov was a mergers & acquisitions consultant at Ricardo US and also served as Chief Executive Officer of Eco-Fueling Inc., a manufacturer in ethanol and diesel fuel technology.

Mr. Pavlov held several senior leadership positions during his seven year tenure at Magna International, including Executive Vice President of Magna Services Ventures and Innovation group, COO of the company’s E-Car Joint Venture, where he spearheaded its three divisions: Energy Components, Energy Storage and Lithium Ion Battery manufacturing, and was Global President and General Manager of Magna Electronics.

Before his tenure at Magna, Mr. Pavlov was the President and CEO of BluWāv Systems, which was acquired by Magna in 2008,where he was in charge of corporate development and commercialization of all transportation applications.

Mr. Pavlov holds a bachelor’s degree in electrical/electronic engineering from the University of Detroit, a master’s in electronics and computer control systems from Wayne State University and an Executive MBA from the Advanced Management Program at Michigan State University. He is currently completing an MBA in business turnaround management from the University of Detroit.

Henry Reisner,former Executive Vice- President and director

Until his retirement, Henry Reisner was the President of InterMeccanica, a subsidiary of our Company, which is an automobile manufacturer, and has held this position since 2001. He is experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia from 1989.

Mr. Reisner retired from the Company on January 27, 2022.

Bal Bhullar, Chief Financial Officer and a director

Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as an executive and/or as a board member in both public and private companies, which includes such industries as technology, manufacturing, automotive, e-commerce, block chain, resource, marine, energy, transport and health/wellness.

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

Kim Brink, Chief Revenue Officer

Kim Brink is a seasoned go-to-market strategist and marketing expert with over 25 years’ experience spanning global automotive OEMs,  privately held firms and startups. As a global agency and client-side C-suite executive, Ms. Brink has proven expertise at building brands through her keen understanding and curiosity of consumer behavior and trends, an innate ability to identify and untapp the power of a brand for growth and extensive knowledge of data-driven, digitally enabled marketing and CX solutions.

Ms. Brink is experienced at leading large, complex global organizations having held the role of Global Chief Operating Officer of GTB, the advertising agency dedicated to WPP’s largest client, Ford Motor Company, and its retail dealers. In this position, she led a highly collaborative team of 3,000 employees in 84 markets and stewarded the industry’s most integrated agency model with oversight of all agency capabilities and performance including strategy, analytics, media, creative, digital platforms, business operations, finance, talent and the U.S. Dealer Retail business. Ms. Brink was a trusted strategic advisor to Ford and, as Chair of the agency’s Executive Committee, delivered YOY double-digit revenue growth.

Prior to joining GTB, Ms. Brink served as the Senior Vice President of Marketing at NASCAR, in Charlotte, N.C., and held several senior leadership positions at General Motors, including the lead marketing executive role for both Chevrolet and Cadillac during critical moments in their history. At Chevrolet, she was responsible for the launches of over 20 vehicles which helped return the division to sales leadership, and, during her tenure at Cadillac, spearheaded a brand renaissance that changed the trajectory of this legendary luxury make. She also oversaw the creation of the first-ever Cadillac Escalade brand, one of GM’s most profitable franchises to date.

As a native of Detroit, Ms. Brink earned her MBA and BS from Wayne State University and is a graduate of the Kellogg Executive Development Program at Northwestern University. As a member of the women’s executive leadership organizations, C200 and WBC, she is an advocate for advancing the next generation of female leaders in business.

Steven Sanders, Chairman and a director

Since January 2017, Steven Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was Of Counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, Mr. Sanders was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a director of Helijet International, Inc.and Avalon GloboCare (NASDAQ:AVCO). Additionally, Mr. Sanders has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

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

Luisa Ingargiola, a director

Luisa Ingargiola is a director and the Chair of our Audit Committee. Ms. Ingargiola has significant experience previously serving as Chief Financial Officer or Audit Chair for public companies. She currently serves as a director and Audit Chair for several public companies, including AgEagle (NYSE:UAVS), Progress Acquisition Corporation (NASDAQ:PGRWU), Vision Marine Technologies, Inc. (NASDAQ:VMAR ) and BioCorRX (OTC: BICX). In addition, from 2017 to the present, she has served as Chief Financial Officer for Avalon GloboCare (NASDAQ:AVCO). From 2007 through 2016, Ms. Ingargiola served as the Chief Financial Officer and then director at MagneGas Corporation (NASDAQ:MNGA). Prior to 2007, Ms. Ingargiola held various roles as Budget Director and Investment Analyst in several private companies.

Ms. Ingargiola graduated in 1989 from Boston University with a Bachelor’s degree in Business Administration and a concentration in Finance. In 1996, she received her MBA in Health Administration from the University of South Florida.

Ms. Ingargiola is qualified to serve as the Chair of our Audit Committee because of her extensive knowledge in corporate governance, regulatory oversight, executive leadership and knowledge of, and experience in, financing and M&A transactions.

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

Ms. Yan was a senior corporate executive and consultant to a number of public companies between 1997 and 2016. Ms. Yan has also been a director and chair of board committees with several publicly traded companies and private companies in Canada, including: (i) the Zongshen Group, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp.; (ii) OOOOO Entertainment Commerce Ltd.; and (iii) AADirection Capital Corp., which is a capital pool company and in the process of completing its qualifying transactions.

Dave Shemmans, a director

Dave Shemmans has significant experience with UK market listed, start-up and public regulated companies. Mr. Shemmans has recently (September 2021) stepped down after 16 years as CEO of Ricardo Plc (LSE:RCDO), a global engineering company and is currently also an active non-executive director (including Chairman of the remuneration committee) of Sutton & East Surrey Water, a regulated UK water company.

Ricardo is a world leading automotive engineering business with engineering expertise including electric vehicle development for global clients. Prior to his 22 years at Ricardo, Mr. Shemmans led a startup Wavedriver Limited , an electric vehicle powertrain business in the UK which designed, manufactured and applied advanced power electronic based drive systems for passenger cars and commercial vehicles. Prior to Wavedriver, Mr. Shemmans designed power electronic systems and solutions for various sectors, including automotive, consumer and industrial, for the engineering consulting firm, The Technology Partnership (TTP). His first career role following graduation from the University of Manchester Institute for Science and Technology (UMIST) in Electrical & Electronic Engineering in 1987 was as a design engineer for Marconi Instruments. Additional qualifications include being a graduate from the Harvard Business School in 1999 on the Exec Ed PMD73 programme.

Michael Richardson

Michael Richardson brings four decades of global automotive experience, working with original equipment manufacturers and Tier 1 system suppliers. Prior to joining ElectraMeccanica, Mr. Richardson served as CTO & CSO of Nexteer Automotive. He worked regionally in Europe & Asia for eight years, overseeing a comprehensive restructuring of both product portfolio and manufacturing footprint. He retired from Nexteer Automotive as President and as a Board member in 2019. Mr. Richardson continues to serve on the boards of Dura Automotive and Shape Corporation.

Mr. Richardson holds a bachelor’s degree in mechanical engineering from Kettering University and a master’s degree in business administration from Central Michigan University. He also holds a Master Level Professional Board Director Certification from the American College of Corporate Directors. He has been recognized as a Professional Engineer, Certified Quality Engineer and unlimited-rating Stationary Power Engineer. Mr. Richardson has authored numerous intellectual properties impacting both product and process. He is a Boss Kettering Innovation Award recipient, GM Presidents Award winner and Delphi Inventors Hall of Fame inductee.

Isaac Moss, Chief Administrative Officer and Corporate Secretary

Isaac Moss has 27 years of international multi-jurisdictional business, investment banking and corporate finance experience ranging across diverse industry sectors from media, forests products, hospitality, telecommunications, bio technology and green energy. Mr. Moss is experienced in scaling and managing businesses from startup through operations phase. He has held senior executive positions, including President of a European specialty chemical company, Chief Financial Officer of a green energy company, Chief Operating Officer of a software company and Senior Vice-President of a mining company. He is a graduate of the University of Cape Town with a Bachelor of Social Science and Masters Degree in Public Administration. Mr. Moss also studied music, is an accomplished pianist and serves as an ambassador for the University of British Columbia’s School of Music.

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

Director Independence

Our Board of Directors has determined that the following directors are “independent”, as such directors do not have a direct or indirect material relationship with our Company. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

●	Steven Sanders;
●	Luisa Ingargiola;
●	Joanne Yan;

●	Dave Shemmans; and
●	Michael Richardson.

Code of Business Conduct and Ethics

On April 16, 2020, our Board of Directors adopted a new Code of Business Conduct and Ethics which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC, and also provides for an enforcement mechanism as required by Nasdaq Listing Rule 5610. The Code of Business Conduct and Ethics applies to the Company’s Chief Executive Officer and Chief Financial Officer and all other employees of the Company and the Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and Ethics.

A copy of the complete text of the Code of Business Conduct and Ethics was filed as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in Fiscal 2021 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors established a Compensation Committee in March of 2018. Prior to that, our Board of Directors acted as the Compensation Committee.

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

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and
(b)	long-term incentives in the form of stock options (each, an”Option”) and RSU awards granted under our 2020 Stock Incentive Plan.

The key features of these two primary components of compensation are discussed below.

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

Options and RSU Awards

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

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation; (ii) balancing base salary and variable compensation elements; (iii) spreading compensation across short and long-term programs; and (iv) the Company maintains the right to clawback an annual incentive award that may have been based on materially inaccurate financial statements or materially inaccurate performance criteria.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Dave Shemmans and is chaired by Dave Shemmans. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

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

Appointment of GGA

Since March of 2020, consistent with good governance practices, our Compensation Committee has now retained an independent compensation advisor to provide advice on the structure and levels of compensation for our executive officers and directors and to undertake a comprehensive review of our incentive plans. In Fiscal 2021, the Compensation Committee retained Global Governance Advisors (“GGA”) to provide independent compensation advice to the Compensation Committee and to the Board of Directors. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is now retained to continually review the compensation levels for the Company’s executive officers and directors and short and long-term incentive plans, and to evaluate and make recommendations on the Company’s overall executive and director compensation philosophy, objectives and approach.

GGA’s services in Fiscal 2021 included:

●	compensation philosophy validation;
●	peer group review and development;
●	executive compensation review for our CEO, Chief Financial Officer (“CFO”), Chief Operating Officer and Chief Administrative Officer;
●	short-term incentive plan design and performance metric criteria review;
●	long-term incentive plan review including:
●	performance based restricted stock unit design and long-term incentive plan mix evaluation; and
●	non-employee director compensation review; and
●	review of compensation discussion and analysis in the Company’s proxy statement.

Fees paid for GGA’s services for the last fiscal year was CAD$51,000.

The Compensation Committee reviews all fees and the terms of consulting services provided by GGA.

Overview of Executive Compensation Program

In Fiscal 2021, with the recommendations put forth by GGA (the “GGA Recommendations”), the Compensation Committee maintained the following general principles in determining its executive and non-employee director total compensation plans.

The Company recognizes that people are our primary asset and our principal source of competitive advantage. In order to recruit, motivate and retain the most qualified individuals as senior executive officers, the Company strives to maintain an executive compensation program that is competitive in the automotive and electric vehicle industry, which is a competitive, global labor market.

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

In order to accomplish our goals and to ensure that the Company’s executive compensation program is consistent with its direction and business strategy, the compensation program for our senior executive officers is based on the following objectives:

●	to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations within a calculated risk framework; and
●	to reward each executive based on individual and corporate performance and to incentivize such executives to drive the organization’s current growth and sustainability objectives.

The following key principles guide the Company’s overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing the Company;
●	compensation should be fair and reasonable to stockholders and be set with reference to the local market and similar positions of comparable companies;
●	a substantial portion of total compensation is at-risk and linked to individual efforts, as well as divisional and corporate performance. This ensures the link between executive pay and business performance;
●	an appropriate portion of total compensation should be equity-based, aligning the interests of executives with stockholders; and
●	compensation should be transparent to the Board of Directors, executives and stockholders.

Benchmarking Compensation and Primary Peer Group

In Fiscal 2021 the Compensation Committee commissioned a peer group review from GGA as part of a more holistic executive and non-employee director compensation review, in order to address changes in the external market and to ensure that the Company continued to benchmark executive compensation with appropriate market comparators. The Compensation Committee considered the complexity of the Company and the range of size of several of the appropriate comparable companies and, with the GGA Recommendations provided to them, established a revised peer group to better reflect the Company’s current business. The peer group was developed using a combination of criteria including company size, industry, business practices, geography and stock exchange to qualify each organization. More specifically the peer group met some or most of the following parameters:

●	companies of similar size to ElectraMeccanica (0.25x to 4x), primarily from a research and development expenditure perspective, but also taking into account other factors such as market capitalization, total assets and revenue;
●	companies who belong to similar industry segments as ElectraMeccanica (i.e. automobile, electronic components, health care equipment or other complex engineering-related segments which integrate both software and hardware);
●	companies with a similar business strategy and scope of operations to the Company; and
●	publicly traded companies on major U.S. or Canadian exchanges.

In Fiscal 2021, with the GGA Recommendations, the resulting companies created a peer group At the time of the peer group selection, ElectraMeccanica’s market cap was positioned at the 53rd percentile of the peer group, and the research and development expenditure was also at the 53rd percentile.

In Fiscal 2021, with the GGA Recommendations, our compensation philosophy aimed to align both our executive and Board of Directors’ compensation around the median of our peer group.

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

As of our fiscal year ended December 31, 2021, with the GGA Recommendations, the Compensation Committee established guidelines for the amount of annual short-term incentive awards payable to the executives as a percentage of an executive’s base compensation for specific performance targets and levels achieve. GGA recommended that the Board of Directors adopt a balanced scorecard that supports a payout curve ranging from 50% of target for threshold performance, 100% of target and a 150% of target for maximum performance to eligible executives.

In Fiscal 2021, the Compensation Committee approved the following guidelines for the opportunity of annual incentive awards to the executives, based on a selection of financial, operating:

●	in addition to the performance metrics used to evaluate the executive officer’s annual incentive, the payment of annual incentive awards shall be subject to a determination by the Board of Directors that the Company maintains sufficient cash on hand to meet the Company’s financial obligations as determined on the date of payment; and
●	annual incentive awards shall be subject to a provision for recovery or “clawback” if a payment is subsequently determined by the Board of Directors to have been based on materially inaccurate financial statements or materially inaccurate performance criteria.

The Compensation Committee determined that it would continue evaluating and evolving the short-term incentive program design against best market practices as the Company experiences further growth.

In Fiscal 2021, short-term incentive awards were paid to the executive officers for performance meeting or exceeding target performance levels in the form of cash bonuses as more particularly described in the “Summary Compensation Table” below.

Long-Term Incentive (Equity)

The Company’s long-term incentive program provides for, among other awards, the granting of Options and RSUs to executive officers to both motivate executive performance and retention, as well as to align executive officer performance to shareholder value creation. In awarding long-term incentives, the Company compares its long-term incentive program to that of comparable companies within our industry and evaluates such factors as the number of shares available for awards under the Company’s Plan, as ratified by the stockholders of the Company on July 9, 2020, and the number of awards outstanding relative to the number of shares outstanding.

Each long-term incentive grant is based on the level of the position held and overall market competitiveness. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSUs. The Board of Directors administers the granting of equity awards in accordance with the 2020 Stock Incentive Plan.

In Fiscal 2021, the Compensation Committee reviewed the market prevalence of long-term equity incentive plans within the Company’s primary peer group. The Compensation Committee determined that granting Options and making RSU awards were the most appropriate form of long-term equity incentive to award in Fiscal 2021 due to market practice.

In Fiscal 2021, the Compensation Committee considered the advice of GGA and the recommendations issued by leading independent proxy advisors and determined that it would implement a performance based long-term incentive award structure based on best market practice to more closely align pay with future performance.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”) and includes amounts paid to affiliates of the Named Executive Officers for services provided by the Named Executive Officers:

			Share-	Equity	Annual	Long-term
			Based	Inventive	Incentive	Incentive	Pension	All Other	Total
Named Executive Officer		Salary	Awards	Awards	Plan	Plan	Value	Compensation	Compensation
and Principal Position	Year	($)	($)	($)(1)	($)	($)	($)	($)	($)
Kevin Pavlov(2),	2021	246,415	Nil	4,782,808	405,000	Nil	Nil	Nil	5,434,223
Chief Executive Officer and Chief Operating Officer	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—
Bal Bhullar(3),	2021	315,957	Nil	328,502	145,038	Nil	Nil	2,872	792,369
Chief Financial Officer	2020	238,935	Nil	351,000	108,000	Nil	Nil	2,704	700,639
	2019	148,350	Nil	1,726,814	27,156	Nil	Nil	2,716	1,905,036
Isaac Moss(4),	2021	289,436	Nil	210,001	193,715	Nil	Nil	Nil	693,152
Chief Administrative Officer and Corporate Secretary	2020	223,101	Nil	338,001	104,000	Nil	Nil	Nil	665,102
	2019	176,011	Nil	1,049,567	18,858	Nil	Nil	Nil	1,244,436
Henry Reisner(5),	2021	289,436	Nil	210,001	Nil	Nil	Nil	Nil	499,437
former Executive Vice-President	2020	209,605	Nil	338,001	141,559	Nil	Nil	Nil	689,165
	2019	135,778	Nil	Nil	Nil	Nil	Nil	Nil	135,778
Jerry Kroll(6),	2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—
former President and Chief Executive Officer	2020	131,457	n/a	n/a	n/a	n/a	n/a	n/a	131,457
	2019	226,297	Nil	Nil	Nil	Nil	Nil	Nil	226,297
Iain Ball(7),	2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former Vice-President, Finance	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2019	67,889	Nil	287,034	Nil	Nil	Nil	Nil	354,923
Ed Theobald (8),	2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former General Manager Sales and Dealerships	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2019	24,138	Nil	Nil	Nil	Nil	Nil	Nil	24,138
Lorenzo Caprilli(9),	2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
former Executive Vice-President Sales and Marketing	2020	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2019	66,054	Nil	Nil	Nil	Nil	Nil	Nil	66,054
Michael Paul Rivera(10),	2021	269,209	Nil	Nil	216,080	Nil	Nil	1,710,527	2,195,816
former President and Chief Executive Officer	2020	331,597	Nil	719,999	277,500	Nil	11,400	Nil	1,340,496
	2019	117,688	Nil	2,821,276	38,904	Nil	Nil	Nil	2,977,868

Notes:

(1)	Option-based awards represent the fair value of Options and RSUs granted and awarded in the year under our 2020 Stock Incentive Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. The fair value of the RSUs is calculated based on the market price of the Company’s common shares on the grant date. For discussion of the assumptions made in the valuation, refer to Note 13 to our financial statements.
(2)	Mr. Pavlov was appointed Chief Operating Officer (“COO”) on May 1, 2021 and CEO and a director of our Company on September 21, 2021.
(3)	Ms. Bhullar was appointed CFO and Corporate Secretary of our Company on November 19, 2018 and as a director on December 6, 2019. In July of 2020 Ms. Bhullar stepped down as Corporate Secretary.
(4)	Mr. Moss was appointed Chief Administrative Officer of our Company on May 15, 2018, and in July of 2020 Mr. Moss was appointed Corporate Secretary.
(5)	Mr. Reisner was appointed COO of our Company on February 16, 2015, and on May 15, 2018 he was appointed as President of our Company. On May 1, 2021 Mr. Reisner stepped down as COO and took on the position of Executive Vice-President of our Company. On January 27, 2022 Mr. Reisner retired from the Company.
(6)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.
(7)	Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(8)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.
(9)	Lorenzo Caprilli was appointed Executive Vice-President Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.
(10)	Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019. On September 21, 2021, Mr. Rivera resigned as CEO and a director of our Company.

Executive Compensation Agreements

Kevin Pavlov

On October 1, 2020, our Board of Directors approved the entering into of an independent contractor agreement with Kevin Pavlov and EMV Automotive USA Inc. (the “Prior Pavlov Agreement”). On April 5, 2021 (the “Effective Date” therein), the Company and Electrameccanica USA, LLC entered into a new executive employment services agreement with Mr. Pavlov (the “Pavlov Agreement”) which superseded the Prior Pavlov Agreement.

The Pavlov Agreement commenced as of its Effective Date and will continue for a period of two years unless terminated in accordance with its terms. The Pavlov Agreement shall renew automatically if not specifically terminated by the Company notifying Mr. Pavlov in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Pavlov Agreement.

Pursuant to the terms of the Pavlov Agreement, Mr. Pavlov will continue to be employed as our COO; and now also as our CEO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Pavlov Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Pavlov will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Pavlov may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Pavlov a monthly base salary from the Effective Date of U.S.$26,000.00 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Pavlov based upon the performance of the Company and upon the achievement by Mr. Pavlov of reasonable management objectives. Mr. Pavlov will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) the use of a smartphone for Business purposes; and (c) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Pavlov’s duties.

The Company may grant Mr. Pavlov Options under its 2020 Stock Incentive Plan from time to time in its absolute discretion. Any Options will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of Options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s 2020 Stock Incentive Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Pavlov in no event make any disposition of all or any portion of Options unless the requirements as provided in the Pavlov Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of Options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Pavlov Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Pavlov an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Pavlov up to the date of termination, and Mr. Pavlov shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Pavlov Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Pavlov specifying the effective date of termination. Mr. Pavlov may terminate the Pavlov Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Pavlov Agreement is terminated by the Company without Just Cause, or by Mr. Pavlov as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Pavlov an amount equal to the Monthly Salary and Vacation payable to Mr. Pavlov up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Pavlov his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay Mr. Pavlov a termination fee equal to 24 months’ Monthly Salary plus an additional one month’s Monthly Salary for each completed full year of employment with the Company from the Effective Date; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Pavlov, continue each of Mr. Pavlov’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) pay Mr. Pavlov an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Pavlov for the previous two years and (ii) 80% of Mr. Pavlov’s target annual STIP for the current fiscal year of the Company if Mr. Pavlov has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (12 months from the date of termination; as defined therein).

The Company may terminate the Pavlov Agreement by notifying Mr. Pavlov in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Pavlov Agreement. In the event of such termination, the Company will be obligated to provide Mr. Pavlov with (a) through (f) noted immediately above, however, the Company will only pay Mr. Pavlov a termination fee equal to four months of Monthly Salary for each completed full year of employment with the Company commencing from the date of the Prior Pavlov Agreement and up to a total of 24 months of Monthly Salary.

Mr. Pavlov may terminate the Pavlov Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Pavlov Agreement is terminated by Mr. Pavlov’s resignation, the Company shall pay to Mr. Pavlov an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Pavlov up to the date of termination, and Mr. Pavlov shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Pavlov Agreement will automatically terminate upon the death of Mr. Pavlov and, upon such termination, the Company’s obligations under the Pavlov Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Pavlov’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Pavlov up to the date of termination; (b) pay Mr. Pavlov’s estate his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov’s estate to exercise any unexercised and fully vested Options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Pavlov Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Pavlov Agreement will immediately terminate other than the Company’s obligations to (a) pay Mr. Pavlov an amount equal to the Monthly Salary and Vacation payable to Mr. Pavlov up to the date of termination; (b) pay Mr. Pavlov his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Mr. Pavlov, continue each of Mr. Pavlov’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Pavlov to exercise any unexercised and fully vested Options at any time during the Termination Option Exercise Period from the date of termination.

Based on the independent report produced by GGA, on September 22, 2021, the Pavlov Agreement annual Monthly Salary was amended to U.S.$450,000.00 and Mr. Pavlov was awarded 230,939 RSUs which vest, as to one-third, at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Mr. Pavlov of U.S.$405,000.00 for fiscal 2022.

Henry Reisner - retired

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment services agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

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

The Company also has the right to terminate the Reisner Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Reisner specifying the effective date of termination. Mr. Reisner may terminate the Reisner Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Reisner Agreement is terminated by the Company without Just Cause, or by Mr. Reisner as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Reisner an amount equal to the Monthly Salary and Vacation payable to Mr. Reisner up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Reisner his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay a termination fee equal to 12 months’ Monthly Salary plus an additional one month’s Monthly Salary for each completed full year of employment with the Company; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Reisner to exercise any unexercised and fully vested stock options at any time during three months from the date of termination.

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

In the summer of 2020, Mr. Reisner received a CAD$50,000 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee from GGA, on July 20, 2020, the Reisner Agreement annual Monthly Salary was amended to $260,000 and Mr. Reisner was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Reisner of $104,000 for fiscal 2020. Based on recommendations provided to the Compensation Committee from GGA, on September 22, 2021 the Reisner Agreement annual Monthly Salary was amended to $300,000 and Mr. Reisner was awarded 61,584 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On January 26, 2022 Mr. Reisner retired from the Company and the Reisner Agreement was terminated by mutual agreement.

Bal Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Financial Officer (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

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

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay to Ms. Bhullar a termination fee equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Bhullar Agreement annual Monthly Salary was amended to $270,000 and Ms. Bhullar was awarded 102,035 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of$108,000 to Ms. Bhullar for fiscal 2020. Based on recommendations provided to the Compensation Committee from GGA, on September 22, 2021 the Bhullar Agreement annual Monthly Salary was amended to $365,000 and Ms. Bhullar was awarded 96,335 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Ms. Bhullar of CAD$182,792.00 for fiscal 2022.

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

The Company also has the right to terminate the Moss Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Moss specifying the effective date of termination. Mr. Moss may terminate the Moss Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Moss Agreement is terminated by the Company without Just Cause, or by Mr. Moss as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Moss an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Moss his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) to pay Mr. Moss a termination fee equal to 24 months’ Monthly Salary for each completed year of employment with the Company from the Commencement Date; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Moss, continue each of Mr. Moss’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Mr. Moss an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Moss for the previous two years and (ii) 80% of Mr. Moss’s target annual STIP for the current fiscal year of the Company if Mr. Moss has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Moss Agreement by notifying Mr. Moss in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Moss Agreement. In the event of such termination, the Company will be obligated to provide Mr. Moss with (a) through (f) noted immediately above, however, the Company will only pay Mr. Moss severance equal to four months of Monthly Salary for each completed full year of employment with the Company commencing from the date of the Prior Moss Agreement and up to a total of 24 months of Monthly Salary.

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

Based on the independent report produced by GGA, on July 20, 2020, the Moss Agreement annual Monthly Salary was amended to $260,000 and he was awarded 98,256 RSUs which vest, as to one-third, at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Moss of $104,000 for fiscal 2020. Based on recommendations provided to the Compensation Committee from GGA, on September 22, 2021 the Moss Agreement annual Monthly Salary was amended to $300,000 and Mr. Moss was awarded 61,584 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Mr. Moss of CAD$244,140.00 for fiscal 2022.

Kim Brink

On December 24, 2021, our Board of Directors approved the entering into of an executive employment services agreement with each of the Company, EMV Automotive USA Inc. and Kim Brink (the “Brink Agreement”) with effect on January 24, 2022 (the “Effective Date”).

The Brink Agreement commenced as of its Effective Date and will continue for a period of two years unless terminated in accordance with its terms. The Brink Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Brink in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Brink Agreement.

Pursuant to the terms of the Brink Agreement, Ms. Brink will be employed as our Chief Revenue Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Brink Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Brink will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Ms. Brink may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Brink a monthly base salary from the Effective Date of U.S.$28,333.34 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Brink based upon the performance of the Company and upon the achievement by Ms. Brink of reasonable management objectives. Ms. Brink will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) the use of a smartphone for Business purposes; and (c) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Brink’s duties.

The Company may grant Mr. Brink Options under its 2020 Stock Incentive Plan from time to time in its absolute discretion. Any Options will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of Options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s 2020 Stock Incentive Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Brink in no event make any disposition of all or any portion of Options unless the requirements as provided in the Brink Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of Options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Brink Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Brink an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Brink up to the date of termination, and Ms. Brink shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Brink Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Brink specifying the effective date of termination. Ms. Brink may terminate the Brink Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Brink Agreement is terminated by the Company without Just Cause, or by Ms. Brink as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Brink an amount equal to the Monthly Salary and Vacation payable to Ms. Brink up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Brink her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) pay Ms. Brink a termination fee equal to 24 months’ Monthly Salary plus an additional one month’s Monthly Salary for each completed full year of employment with the Company from the Effective Date; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Brink, continue each of Ms. Brink’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) pay Ms. Brink an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Brink for the previous two years and (ii) 80% of Ms. Brink’s target annual STIP for the current fiscal year of the Company if Ms. Brink has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Brink to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (12 months from the date of termination; as defined therein).

The Company may terminate the Brink Agreement by notifying Ms. Brink in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Brink Agreement. In the event of such termination, the Company will be obligated to provide Ms. Brink with (a) through (f) noted immediately above, however, the Company will only pay Ms. Brink a termination fee equal to four months of Monthly Salary for each completed full year of employment with the Company commencing from the Effective Date and up to a total of 24 months of Monthly Salary.

Ms. Brink may terminate the Brink Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Brink Agreement is terminated by Ms. Brink’s resignation, the Company shall pay to Ms. Brink an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Brink up to the date of termination, and Ms. Brink shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Brink Agreement will automatically terminate upon the death of Ms. Brink and, upon such termination, the Company’s obligations under the Brink Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Brink’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Brink up to the date of termination; (b) pay Ms. Brink’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Brink’s estate to exercise any unexercised and fully vested Options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Brink Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Brink Agreement will immediately terminate other than the Company’s obligations to (a) pay Ms. Brink an amount equal to the Monthly Salary and Vacation payable to Ms. Brink up to the date of termination; (b) pay Ms. Brink her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Brink, continue each of Ms. Brink’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s 2020 Stock Incentive Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Brink to exercise any unexercised and fully vested Options at any time during the Termination Option Exercise Period from the date of termination.

Stock Option Plans and Options

The following table sets forth, as at December 31, 2021, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Number of
securities
remaining
available for
future issuance
	Number of		under equity
	securities to be		compensation
	issued upon	Weighted-	plans
	exercise of	average	(excluding
	outstanding	exercise price	securities
	options	of outstanding	reflected in
Plan Category	(a)	options ($) (b)	column (a)) (c)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	12,708,354	$2.60	12,549,355
Total	12,708,354	$2.60	12,549,355

2020 Stock Incentive Plan

On June 11, 2015, our Board of Directors adopted our 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 common shares may be issued, subject to adjustment as described in the Stock Option Plan.

On May 29, 2020, with the prior recommendations from GGA, the Board of Directors passed a resolution to adopt our 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan” herein), subject to, and effective upon, the approval of shareholders. The 2020 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an “Award”) in the form of Options, RSUs, preferred shared units (“PSUs”) and DSUs, as described in further detail below. The 2020 Stock Incentive Plan was approved by Company shareholders on July 9, 2020 and, accordingly, all future grants of equity-based Awards will be made pursuant to, or as otherwise permitted by, the 2020 Stock Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s prior Stock Option Plan.

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

The foregoing summary of the 2020 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2020 Stock Incentive Plan, which was filed as Exhibit 4.1 to the Company’s Form S-8 filed with the SEC on October 5, 2020, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Incentive Plan Awards

The following table sets out information on the incentive plan awards held by Named Executive Officers and/or directors as at December 31, 2021.

Named Executive Officer	Number of securities underlying
or Director	unexercised options & units (#)		Exercise price		Expiration date
Kevin Pavlov, Chief Executive Officer, Chief Operating Officer and a director	Options	1,500,000		$3.01 USD	29-Nov-28
	Options	750,000		$4.15 USD	1-May-31
	Options	50,000		$3.77 USD	11-Nov-30
	RSUs	230,939	$	Nil	22-Sep-31
Bal Bhullar, Chief Financial Officer, and a director	Options	400,000		$3.40 USD	19-Mar-26
	Options	1,100,000		$1.91 USD	6-Dec-26
	RSUs	68,023		Nil	20-Jul-30
	RSUs	96,335	$	Nil	22-Sep-31
Isaac Moss, Chief Administrative Officer and Corporate Secretary	Options	250,000		$3.40 USD	19-Mar-26
	Options	750,000		$1.91 USD	6-Dec-26
	RSUs	65,504	$	Nil	20-Jul-30
	RSUs	61,584	$	Nil	22-Sep-31
Henry Reisner, Chief Operating Officer, President and a director	Options	56,818		$0.30 CAD	13-Aug-22
	Options	56,818		$0.80 CAD	9-Dec-22
	Options	5,000		$2.00 CAD	17-Feb-24
	Options	5,000		$9.60 USD	5-Jan-25
	RSUs	65,504	$	Nil	20-Jul-30
	RSUs	61,584	$	Nil	22-Sep-31
Steven Sanders, Chairman and a director	Options	120,000		$3.40 USD	19-Mar-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	12,952	$	Nil	22-Jul-30
	DSUs	13,197	$	Nil	22-Sep-31
Jerry Kroll, a director	Options	1,245,455		$0.30 CAD	11-Jun-22
	Options	227,273		$0.80 CAD	9-Dec-22
	Options	5,000		$2.00 CAD	17-Feb-24
	Options	5,000		$9.60 USD	5-Jan-25
	Options	1,250,000		$2.45 USD	4-Aug-26
	DSUs	8,798	$	Nil	22-Sep-31
Luisa Ingargiola, a director	Options	120,000		$3.40 USD	19-Mar-26
	Options	105,000		$1.91 USD	6-Dec-26
	DSUs	8,797	$	Nil	22-Jul-30
	DSUs	10,264	$	Nil	22-Sep-31
Joanne Yan, a director	Options	2,500		$2.00 CAD	17-Feb-24
	Options	2,500		$9.60 USD	5-Jan-25
	Options	120,000		$3.40 USD	19-Mar-26
	Options	225,000		$1.91 USD	6-Dec-26
	DSUs	11,364	$	Nil	22-Jul-30
	DSUs	9,531	$	Nil	22-Sep-31
Dave Shemmans, a director	DSUs	9,678	$	Nil	22-Sep-31

Michael Richardson, a director	DSUs	9,375	$	Nil	22-Nov-31

The following table provides information concerning the incentive award grants of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2021. The only incentive award grants of the Company during such fiscal year was under the 2020 Stock Incentive Plan:

	Equity Incentive	Non-Equity Incentive
	Plan	Plan
	Compensation	Compensation
Named Executive Officer	Value Vested During	Value Vested During
and Director	the Year ($)(*)	the Year ($)
Kevin Pavlov, Chief Executive Officer, Chief Operating Officer and a director	$49,000	Nil
Bal Bhullar, Chief Financial Officer and a director	$1,071,601	Nil
Isaac Moss, Chief Administrative Officer and Corporate Secretary	$118,890	Nil
Henry Reisner, Executive Vice-President and a director	$119,551	Nil
Steven Sanders, Chairman and a director	$ Nil	Nil
Jerry Kroll, a director	$662	Nil
Joanne Yan, a director	$331	Nil
Luisa Ingargiola, a director	$ Nil	Nil
David Shemmans, a director	$ Nil	Nil
Michael Richardson, a director	Nil	Nil
Peter Savagian, a director	Nil	Nil
Michael Paul Rivera, former President and Chief Executive Officer	3,579,538	Nil

Note:

(*)

The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our shares on the Nasdaq on vesting date, and the exercise price of the Options, multiplied by the number of Options that have vested.

Director Compensation for Fiscal 2021

The following table sets forth all compensation for services as a director to the Company during the fiscal year ended December 31, 2021 in respect of the directors set out below, which for those directors who are Named Executive Officers excludes compensation for services provided as a Named Executive Officer.

				Equity
			Share-based	Incentive	All Other	Total
			Awards	Awards	Compensation	Compensation
Director	Year	Salary ($)	($)	($) (*)	($)	($)
Kevin Pavlov	2021	Nil	Nil	Nil	Nil	Nil
Bal Bhullar	2021	Nil	Nil	Nil	Nil	Nil
Henry Reisner	2021	Nil	Nil	Nil	Nil	Nil
Steven Sanders	2021	110,649	Nil	45,002	Nil	155,651
Jerry Kroll	2021	79,061	Nil	30,001	Nil	109,062
Joanne Yan	2021	66,380	Nil	32,501	Nil	98,881
Luisa Ingargiola	2021	78,813	Nil	35,000	Nil	113,813
Peter Savagian	2021	29,438	Nil	Nil	Nil	29,438
David Shemmans	2021	35,357	Nil	33,002	Nil	68,359
Michael Richardson	2021	9,863	Nil	30,000	Nil	9,863
Michael Paul Rivera	2021	Nil	Nil	Nil	Nil	Nil

Note:

(*)

Option-based awards represent the fair value of Options granted in the year under the 2020 Stock Incentive Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 13 to our financial statements for the fiscal year ended December 31, 2021.

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

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board of Directors examines the effectiveness of the Company’s internal control processes and management information systems. The Compensation Committee reviews executive compensation and recommends Option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Dave Shemmans.

The independent members of the Board of Directors are Ms. Ingargiola, Ms. Yan and Messrs. Sanders, Shemmans and Richardson. Ms. Bhullar and Mr. Pavlov are not independent as they are officers of the Company and Mr. Kroll is not independent as he is a significant security holder of the Company and was the former President and Chief Executive Officer of the Company until August 12, 2019.

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

Audit Committee

Our Audit Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Dave Shemmans and is chaired by Luisa Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. Our Board of Directors believes that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

On April 16, 2020, our Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the “N&CG Committee”) which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Steven Sanders, Luisa Ingargiola, Joanne Yan (Chair) and Dave Shemmans. The N&CG Committee is responsible for corporate governance generally, reviewing the composition and size of the Board of Directors, evaluating the Board of Directors as a whole, identifying, considering and recommending candidates to fill new positions or vacancies on the Board of Directors, evaluating individual members of the Board of Directors, reviewing composition of each committee of the Board of Directors, recommending persons to be members of various committees and dealing with conflicts of interest.

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

Compensation Committee

On April 16, 2020, our Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Luisa Ingargiola, Steven Sanders, Joanne Yan and Dave Shemmans (Chair).

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

Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

●	reviewing and recommending to the Board of Directors for approval with respect to the total compensation package for our most senior executive officers;
●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
●	reviewing and recommending to the Board of Directors with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Disclosure Committee

Our Corporate Disclosure Committee consists of Steven Sanders, Luisa Ingargiola, Joanne Yan and Dave Shemmans and is chaired by Steven Sanders. The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. The Corporate Disclosure Committee:

●	reviews executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures,
●	reviews executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and
●	Reports to the Board of Directors on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.
●	provides compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;
●	establishes and maintains corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g., blogging and Tweeting by subject matter experts);
●	prioritizes social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology and organizational projects; and
●	ensures open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

D. Employees

As of March 22, 2022, we employed a total of 216 full-time and 11 part-time people. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Activity	Employees
Engineering/R&D	126
Sales & Marketing	62
General & Administration	24
Executives	4

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The Options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

No warrants are held by our officers and directors as of March 22, 2022.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of March 22, 2022 by: (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

	Common	Percentage of
	Shares of the	Common
	Company	Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:

Kevin Pavlov(3), Chief Executive Officer, Chief Operating Officer and a director	555,098	*

Bal Bhullar(4), Chief Financial Officer and a director	1,344,375	1.12%

Kim Brink(5), Chief Revenue Officer	213,889	*

Steven Sanders(6), Chairman and a director	357,952	*

Jerry Kroll(7), a director	8,740,335	6.28%

Joanne Yan(8), a director	436,364	*

Luisa Ingargiola(9), a director	276,021	*

Dave Shemmans, a director	nil

Michael Richardson, a director	nil

Isaac Moss(10), Chief Administrative Officer and Corporate Secretary	1,022,926	*

Directors and Executive Officers as a Group (Eleven Persons)	12,946,960	9.8%

Other 5% or more Shareholders:

Zongshen (Canada) Environtech Ltd.(11)	2,800,000	2.4%

Notes:

*	Less than 1%.

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 22, 2021.
(2)	The percentage is calculated based on 118,611,496 common shares that were outstanding as of March 22, 2022.
(3)	Shares beneficially owned consists of (i) 5,100 common shares registered directly to Kevin Pavlov (ii) an Option to purchase 508,331 of our common shares which have vested and (iii) 41,667 shares of our common stock which will vest within 60 days of March 22, 2022.
(4)	Shares beneficially owned consists of (i) 3,900 common shares registered directly to Bal Bhullar, (ii) an Option to purchase 1,255,556 shares of our common stock which have vested and (iii) an Option to purchase 61,111 shares of our common stock which will vest within 60 days of March 22, 2022.
(5)	Shares beneficially owned by Kim Brink consists of (i) an Option to purchase 183,333 shares of our common stock which have vested and (ii) an Option to purchase 30,556 shares of our common stock which will vest within 60 days of March 22, 2022.
(6)	Shares beneficially owned by Steven Sanders consists of (i) an Option to purchase 345,000 shares of our common stock which have vested and (ii) 26,149 vested DSUs
(7)	Shares beneficially owned consists of (i) 4,920,455 common shares held by Jerry Kroll, (ii) 1,138,167 common shares registered to Ascend Sportmanagement Inc. (over which Mr. Kroll has discretionary voting and investment authority), (iii) Options to purchase 1,487,273 shares of our common stock which have vested.
(8)	Shares beneficially owned consists of (i) 75,000 common shares registered directly to Joanne Yan, (ii) an Option to purchase 350,000 shares of our common stock which have vested and (iii) 20,895 vested DSUs.
(9)	Shares beneficially owned consists of (i) 42,224 common shares registered directly to Luisa Ingargiola, (ii) an Option to purchase 225,000 shares of our common share which have vested and (iii) 19,061 vested DSUs.
(10)	Shares beneficially owned consists of (i) 22,926 common shares registered directly to Isaac Moss and (ii) an Option to purchase 1,000,000 shares of our common stock which have vested..
(11)	Shares beneficially owned consists of 2,800,000 common shares registered directly to Zongshen (Canada) Environtech Ltd. (over which Mr. Daxue Zhang has discretionary voting and investment authority).

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at March 22, 2022, there were 290 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

Kevin Pavlov

On November 29, 2021, we granted Mr. Pavlov the following Options: (a) a vesting (as to 50% on each day which is one and two years from the grant date) Option to purchase up to 750,000 shares of our common stock at an exercise price of U.S.$3.01 per common share (the “Exercise Price”) for a period of seven years from the date of grant (the “Exercise Term”); and (b) a performance-based vesting Option to purchase up to a further 750,000 shares of our common stock at the Exercise Price during the Exercise Term and vesting as follows: (i) an initial 25% on such day as the Company’s prior 30-day VWAP is U.S.$6.00 or greater; (ii) a further 25% on such day as the Company’s prior 30-day VWAP is U.S.$7.00 or greater; and (iii) the final 50% on such day as the Company’s prior 30-day VWAP is U.S.$8.00 or greater.

On April 5, 2021, we and Electrameccanica USA, LLC entered into a new Pavlov Agreement with Kevin Pavlov, which superseded a prior independent contractor agreement dated October 1, 2020, and pursuant to which Mr. Pavlov was to receive a Monthly Salary of U.S.$26,000.00

Based on the independent report produced by GGA, on September 22, 2021, the Pavlov Agreement annual Monthly Salary was amended to U.S.$450,000 and Mr. Pavlov was awarded 230,939 RSUs which vest, as to one-third, at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Mr. Pavlov of U.S.$405,000.00 for fiscal 2021.

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

In the summer of 2020, Mr. Reisner received a CAD$50,000 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee from GGA, on July 20, 2020, the Reisner Agreement annual Monthly Salary was amended to $260,000 and Mr. Reisner was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Reisner of $104,000 for fiscal 2020. Based on the recommendation provided to the Compensation Committee from GGA, on September 22, 2021 the Reisner Agreement annual Monthly Salary was amended to $300,000 and Mr. Reisner was awarded 61,584 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On January 26, 2022 Mr. Reisner retired from the Company and the Reisner Agreement was terminated by mutual agreement.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Bhullar Agreement annual Monthly Salary was amended to $270,000 and Ms. Bhullar was awarded 102,035 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of $108,000 to Ms. Bhullar for fiscal 2020. Based on the recommendation provided to the Compensation Committee from GGA, on September 22, 2021 the Bhullar Agreement annual Monthly Salary was amended to $365,000 and Ms. Bhullar was awarded 96,335 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Ms. Bhullar of CAD$182,792.00 for fiscal 2021.

Kim Brink

On January 24, 2022, we entered into the Brink Agreement with Ms. Brink which provides for an annual salary of U.S.$340,000 and an Option grant of 550,000 stock options at an exercise price of U.S.$1.91 per common share. One-third of the Option vested on the grant date and balance vests monthly over a 24 month period.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Sanders’ annual directors’ fees were amended to $132,500, whereby $88,333 will be paid in quarterly installments with the balance being payable in 12,952 DSUs. Based on certain recommendations provided to the Compensation Committee by GGA, on September 22, 2021, Mr. Sanders’ annual directors’ fees were amended to $180,000, whereby $135,000 will be paid in quarterly installments with the balance being payable in 13,197 DSUs.

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

On January 15, 2019, we entered into the Kroll Agreement with Mr. Kroll, which superseded our Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019, we entered into the Continuing Relationship Agreement with Mr. Kroll, which superseded the Kroll Agreement, and pursuant to which Mr. Kroll received a fee of CAD$300,000 over a period of 12 months. As a result of the expiration of the Continuation Relationship Agreement on August 16, 2020, Mr. Kroll now receives annual directors’ fees of US$70,000 which are paid quarterly. Based on certain recommendations provided to the Compensation Committee by GGA, on September 22, 2021, Mr. Kroll annual directors’ fees were amended to $120,000, whereby $90,000 will be paid in quarterly installments with the balance being payable in 8,798 DSUs.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Ingargiola’s annual directors’ fees were amended to $90,000, whereby $60,003 will be paid in quarterly installments and the balance will be paid in 8,797 DSUs. Based on certain recommendations provided to the Compensation Committee by GGA, on September 22, 2021, Ms. Ingargiola annual directors’ fees were amended to $140,000, whereby $105,000 will be paid in quarterly installments with the balance being payable in 10,264 DSUs.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Ms. Yan’s annual directors’ fees were amended to US$77,500, whereby USD$38,750 will be paid in quarterly installments and the balance will be paid in 11,364 DSUs. Based on certain recommendations provided to the Compensation Committee by GGA, on September 22, 2021, Ms. Yan annual directors’ fees were amended to $130,000, whereby $97,500 will be paid in quarterly installments with the balance being payable in 9,531 DSUs.

Dave Shemmans

On August 23, 2021 we appointed Dave Shemmans to our Board of Directors. At the time of Mr. Shemmans appointment, he received annual directors’ fees of $78,500. Based on certain recommendations provided to the Compensation Committee by GGA, on September 22, 2021, Mr. Shemmans annual directors’ fees were amended to $132,000, whereby $99,000 will be paid in quarterly installments with the balance being payable in 9,678 DSUs.

Michael Richardson

On November 22, 2021 we appointed Michael Richardson to our Board of Directors. At the time of Mr. Richardson’s appointment, he received annual directors’ fees of $120,000, whereby $90,000 will be paid in quarterly installments with the balance being payable in 9,375 DSUs.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 22, 2020, Mr. Savagian’s annual directors’ fees were amended to $78,500, whereby $39,250 will be paid in quarterly installments and the balance will be paid in 11,510 DSUs. Ms. Savagian resigned on August 23, 2021.

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

Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Moss Agreement annual Monthly Salary was amended to $260,000 and Mr. Moss was awarded 98,256 RSUs which vest as to one-third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus of $104,000 to Mr. Moss for fiscal 2020. Based on the recommendation provided to the Compensation Committee from GGA, on September 22, 2021 the Moss Agreement annual Monthly Salary was amended to $300,000 and Mr. Moss was awarded 61,584 RSUs which vest as to on-third at the end of each year during the RSU vesting period. On December 31, 2021, the Compensation Committee approved a cash bonus to Mr. Moss of CAD$244,140.00 for fiscal 2022.

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

In January 2020, Mr. Rivera received a US$38,904 bonus payment for fiscal 2019. Based on certain recommendations provided to the Compensation Committee by GGA, on July 20, 2020, the Rivera Agreement annual Base Salary was amended to US$370,000 and Mr. Rivera was awarded 209,302 RSUs which vest as to on- third at the end of each year during the RSU vesting period. On November 26, 2020, the Compensation Committee approved a cash bonus to Mr. Rivera of US$277,500 for fiscal 2020. On September 22, 2021 Mr. Rivera retired from the Company and the Rivera Agreement was terminated by mutual agreement.

Zongshen (Canada) Environtech Ltd.

On October 2, 2017, we announced a Manufacturing Agreement with Zongshen to produce 75,000 SOLO all-electric vehicles, which we expect to occur in the three full years from the commencement of production. Zongshen is an entity under common control with Zongshen (Canada) Environtech Ltd., which is the beneficial owner of approximately 2.4% of our common shares. The production plan in the Manufacturing Agreement is 75,000 SOLOs over a period of three years once mass scale production has begun. We amended the Manufacturing Agreement in June of 2021 to update certain manufacturing and delivery provisions of the same. We commenced production on August 26, 2020. Under the Manufacturing Agreement we agreed to reimburse Zongshen for the estimated cost of the prototype tooling and molds in amount of $1.4million and of the mass production tooling and molds in amount of $4.3 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds. At December 31, 2021, Zongshen completed prototype tooling and molds with actual cost of $1.7 million and the mass production tooling and molds with actual cost of $6.4 million. The Company inspected the completed prototype and mass production tooling and molds. The Company paid 100% of the prototype tooling and molds cost and 95% of the mass production tolling and molds cost. The unpaid amount of mass production tooling and molds is included in accrued liabilities as at December 31, 2021.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP.

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
(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors at the expiration of the last annual meeting of our Company’s shareholders.

Our Articles provide that our directors may from time to time, on behalf of our Company, without shareholder approval:

●	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
●	increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;
●	if we are authorized to issue shares of a class of shares with par value;
●	decrease the par value of those shares;
●	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
●	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value;
●	consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;
●	subdivide all or any of its unissued or fully paid issued shares without par value;
●	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;
●	alter the identifying name of any of its shares;
●	consolidate all or any of its unissued or fully paid issued shares without par value;
●	otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act;
●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;
●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

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

SOLO Manufacturing Agreement

On October 2, 2017, we announced a Manufacturing Agreement with Zongshen to produce 75,000 SOLO all-electric vehicles with an initial term of four years with automatic one-year renewal periods. On June 23, 2021, the current term was extended for a further three years. The production commenced on August 26, 2020, deliveries to customers commenced on October 4, 2021. Under the Manufacturing Agreement we agreed to reimburse Zongshen for: (i) the cost of the prototype tooling and molds estimated to be $1.4 million, which was due on or before March 18, 2018 and which had been postponed to complete until the second quarter of 2019 due to Zongshen not then completing the prototype of the tooling and molds; and (ii) the mass production tooling and molds estimated to be $4.3 million, which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds and 10% upon delivery to the Company of the first production vehicle. At December 31, 2020, the Company had completed the prototype tooling and molds with an actual cost of $1.7 million, as inspected and assessed by the Company, most of the prototype tooling and molds will be used for the mass production and the Company has completed the mass production tooling and molds with an actual cost of $6.4 million. The Company had paid 100% of prototype tooling and molds and 95% of the mass production tooling and molds.

Share Pledge Agreement

In connection with the Manufacturing Agreement with Zongshen, on October 16, 2017, Jerry Kroll, our then CEO, entered into a Share Pledge Agreement to guarantee the payment by us for the cost of the prototype tooling and molds estimated to be $1.4 million to Zongshen through the pledge of 400,000 of our common shares at a deemed price of USD$4.00 per share. We had agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen under the Share Pledge Agreement. The Share Pledge Agreement has been terminated in 2021.

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

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in our Company.

Further, the acquisition of less than a majority but one-third or more of the voting interests in our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of such voting interests.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, this amount is $1.141 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.711 billion for 2022); each January 1, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)	acquisition of voting shares or other voting interests in the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,
(b)	acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act, and
(c)	acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remained unchanged.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8.

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

I. Subsidiary Information

We have five subsidiaries: InterMeccanica, a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; ElectraMeccanica USA LLC, an Arizona limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a PRC corporation.

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

Historically, our source of funding has been the issuance of equity securities for cash, primarily through private placements and public offerings. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at December 31, 2021, 2020 and 2019. We have excluded warrant derivative liabilities from the table because they are settled by shares.

		Between one	More than five
At December 31, 2021	Within one year	and five years	years
Trade payables	$1,249,861	$—	$—
Accrued liabilities	4,817,820	—
Due to related parties	743,100	—	—
Lease liabilities	392,279	867,757	627,235
DSU liabilities	—	53,362
	$7,203,060	$921,119	$627,235

		Between one	More than five
At December 31, 2020	Within one year	and five years	years
Trade payables	$1,001,773	$—	$—
Accrued liabilities	2,179,134	—
Due to related parties	280,432	—	—
Lease liabilities	576,232	373,889	125,652
	$4,037,571	$373,889	$125,652

		Between one	More than five
At December 31, 2019	Within one year	and five years	years
Trade payables	$535,048	$—	$—
Accrued liabilities	894,350	—
Due to related parties	212,562	—	—
Shareholder loans	1,602	—	—
Lease liabilities	466,679	468,465	194,105
	$2,110,241	$468,465	$194,105

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. We are exposed to currency risk as we incur some expenditures that are denominated in CAD while our functional currency is USD. We do not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of financial assets and liabilities that are denominated in CAD dollars:

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash and cash equivalents	$2,867,716	$1,864,404	$8,143,357
Restricted cash	81,176	80,550	63,250
Receivables	242,953	48,992	148,901
Lease liabilities	(1,429,629)	(433,157)	(557,713)
Trade payables and accrued liabilities	(1,321,940)	(778,164)	(81,700)
	$440,276	$782,625	$7,716,095

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $65,000 for the year ended December 31, 2019. A 0.1% change in market interest rates would have an impact on the Company’s net loss of $71,000 for the year ended December 31, 2020. A 0.1% change in market interest rates would have an impact on the Company’s net loss of $209,500 for the year ended December 31, 2021.

Classification of Financial Instruments

Financial assets included in the statements of financial position are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash and receivables:
Cash and cash equivalents	$221,928,008	$129,450,676	$8,560,624
Restricted cash	291,676	143,800	142,201
Receivables	129,068	159,664	111,400
	$222,348,752	$129,754,140	$8,814,225

Financial liabilities included in the statements of financial position are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$6,810,781	$3,461,339	$1,641,960
Shareholder loan	—	—	$1,602
Lease liabilities	1,887,271	1,075,773	1,129,249
Derivative liability	244,565	17,899,855	5,456,265
	$8,942,617	$22,436,967	$8,229,076

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

Financial liabilities measured at fair value at December 31, 2021 consisted of the derivative liability, which includes non-transferrable warrants and DSUs. DSUs are classified as level 1, and the fair value of non-transferrable warrants are classified as level 2 in the fair value hierarchy.

The fair value of the derivative liability relating to the DSUs was calculated using the quoted market price on the NASDAQ exchange.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility

The following is an analysis of derivative liabilities as at December 31, 2021, 2020 and 2019:

	December 31,	December 31,	December 31,
	2021	2020	2019
Level 1	$53,362	$14,308,914	$1,217,221
Level 2	191,203	3,590,941	4,239,044
Level 3		Nil	Nil

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

Use of Proceeds

From January 1 to November 15, 2021, we completed an offering of 21,179,495 common shares. These common shares were offered and sold by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act (the “ATM Offering”). We received approximately $146 million in net proceeds from the ATM Offering. We have not yet used the net proceeds from this ATM Offering. We anticipate that the net proceeds from this ATM Offering will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2021. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2021.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended December 31, 2021, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On October 1, 2021, we completed the implementation of a new ERP system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Luisa Ingargiola, Steven Sanders, Joanne Yan and Dave Shemmans , each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of Nasdaq.

Our Board of Directors has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F. In addition, we believe that each member of the Audit Committee satisfies the independence requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of our employee and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Bal Bhullar, CFO, at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8, or by email at bal@electrameccanica.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, of Vancouver, British Columbia, Canada; Auditor Firm ID: 85.

The information required by this Item 16C is incorporated herein by reference from the "Audit Matters" section of the 20-F Proxy Statement.

The following table sets forth information regarding the amount billed and accrued to us by KPMG for the fiscal year ended December 31, 2021 and 2020:

	Year Ended December 31
	2021	2020
Audit Fees:	$312,703	$159,265
Audit Related Fees:	$—	$—
Tax Fees:	$50,433	$61,163
Total:	$363,136	$220,428

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

Executive Sessions

NASDAQ Marketplace Rule 5605(b)(2) requires that the independent board members of a company have Executive Sessions which are regularly scheduled and at which only independent directors are present. Although we have previously followed this NASDAQ Marketplace Rule we may not do so in the future or on a consistent or regularly scheduled basis. Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board does to facilitate open and candid discussion among its independent directors.

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Nasdaq Marketplace Rule 5250(d)(1) requires that a listed company (including a limited partnership) make available to shareholders an annual report containing audited financial statements of the Company and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC.  In addition, under Nasdaq Marketplace Rule 5250(d)(4)(A), each company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the company shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 5250(c)(1).

The Company currently complies with Nasdaq Marketplace Rules 5250(d)(1) and 5250(d)(4)(A), however, the Company may not do so or on a consistent basis.  Instead, the Company may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Company to place before the annual general meeting the annual financial statements that the Company is required to with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR at www.sedar.com, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request a paper copy of the Company's annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Company's interim financial reports and management discussion and analysis for the interim financial reports free of charge.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in U.S. dollars.

Financial statements are filed as part of this Annual Report:

ElectraMeccanica Vehicles Corp.

Consolidated Financial Statements

Year Ended December 31, 2021 and 2020

Expressed in United States Dollars

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Electrameccanica Vehicles Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electrameccanica Vehicles Corp. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Vancouver, Canada

March 22, 2022

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	$221,928,008	$129,450,676
Receivables		372,021	213,346
Prepaid expenses	5	14,428,117	5,039,150
Inventory	6	3,580,450	609,094
		240,308,596	135,312,266
Non-current assets
Restricted cash		291,676	143,800
Long-term deposit	7	1,161,000	—
Plant and equipment	8	10,123,887	9,290,308
Net investment in sublease		—	38,541
Goodwill and other intangible assets		965,539	969,467
TOTAL ASSETS		$252,850,698	$145,754,382

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	9	6,810,781	3,461,339
Customer deposits		489,040	329,221
Construction contract liability		161,879	189,651
Current portion of lease liabilities	10	392,279	576,232
		7,853,979	4,556,443

Non-current liabilities
Derivative liabilities[1]	12	244,565	17,899,855
Lease liabilities	10	1,494,992	499,541
Deferred revenue		119,253	119,253
TOTAL LIABILITIES		9,712,789	23,075,092

EQUITY
Share capital	13	372,278,512	212,058,836
Deficit		(151,653,994)	(110,327,159)
Reserves		22,513,391	20,947,613
TOTAL EQUITY		243,137,909	122,679,290
TOTAL LIABILITIES AND EQUITY		$252,850,698	$145,754,382

1 Footnote: The warrant derivative liabilities included in derivative liabilites are valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 12.

Nature and continuance of operations (Note 1)

Lease commitments (Note 22)

On behalf of the Board of Directors

/s/ Kevin Pavlov	/s/ Bal Bhullar
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

		Years ended
		December 31,	December 31,	December 31,
	Note	2021	2020	2019 Restated (Note 3)
Revenue	18	$2,100,770	$568,521	$585,584
Cost of revenue		4,334,681	699,455	487,543
Gross profit / (loss)		(2,233,911)	(130,934)	98,041

Operating expenses
General and administrative expenses	14	31,057,633	15,778,172	11,620,875
Research and development expenses	15	17,090,282	8,666,247	7,434,084
Sales and marketing expenses	16	10,413,748	2,635,134	1,652,348
		58,561,663	27,079,553	20,707,307

Operating loss		(60,795,574)	(27,210,487)	(20,609,266)
Other items
Interest income		(270,419)	(169,707)	(75,753)
Changes in fair value of derivative liabilities	12	(19,033,560)	31,923,727	2,228,256
Lease modification loss		—	62,935	—
Other Income	17	(175,368)	(395,372)	(67,410)
Foreign exchange (gain)/loss		9,758	4,447,387	597,464

Loss before taxes		(41,325,985)	(63,079,457)	(23,291,823)

Current income tax (recovery)/ expense	11	850	(404)	1,600
Deferred Income tax (recovery)/expense	11	—	(32,148)	(80,725)

Net loss		(41,326,835)	(63,046,905)	(23,212,698)
Other comprehensive income/(loss)		587	4,213,906	898,473

Comprehensive Loss		$(41,326,248)	$(58,832,999)	$(22,314,225)
Loss per share – basic and fully diluted		$(0.37)	$(1.08)	$(0.64)

Weighted average number of shares outstanding – basic and fully diluted		111,720,726	58,352,766	35,998,152

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Changes in Equity

(Expressed in United States dollars)

		Share capital			Foreign
			Amount net of	Share-based	Currency
		Number of	share issue	payment	Translation
	Note	shares	cost	reserve	Reserve	Deficit	Total
Balance at December 31, 2018		32,332,343	$35,677,712	$5,886,261	$(611,166)	$(24,067,556)	$16,885,251
Shares issued for cash		3,333,334	10,965,269	—	—	—	10,965,269
Shares issued pursuant to exercise of warrants		1,116,323	3,634,734	—	—	—	3,634,734
Shares issued pursuant to exercise of options		137,304	83,382	(27,467)	—	—	55,915
Shares issued for services		140,070	292,661	—	—	—	292,661
Shares cancelled		(10,000)	(37,707)	—	—	—	(37,707)
Stock-based compensation		—	—	5,147,573	—	—	5,147,573
Net loss for the year		—	—	—	—	(23,212,698)	(23,212,698)
Foreign currency translation reserve		—	—	—	898,473	—	898,473
Balance at December 31, 2019		37,049,374	50,616,051	11,006,367	287,307	(47,280,254)	14,629,471
Shares issued for cash		46,498,936	132,941,001	—	—	—	132,941,001
Shares issuance costs		—	(5,046,283)	—	—	—	(5,046,283)
Shares issued pursuant to exercise of warrants		5,242,389	32,597,096	(272,600)	—	—	32,324,496
Shares issued pursuant to exercise of options		518,864	950,971	(548,352)			402,619
Stock-based compensation		—	—	6,260,985	—	—	6,260,985
Net loss for the year		—	—	—	—	(63,046,905)	(63,046,905)
Foreign currency translation reserve		—	—	—	4,213,906	—	4,213,906
Balance at December 31, 2020		89,309,563	212,058,836	16,446,400	4,501,213	(110,327,159)	122,679,290
Effect of change in functional currency	3	—	(14,539,226)	—	—	—	(14,539,226)
Balance at January 1, 2021		89,309,563	197,519,610	16,446,400	4,501,213	(110,327,159)	108,140,064
Shares issued for cash		21,179,495	145,768,108	—	—	—	145,768,108
Shares issuance costs		—	(155,102)	—	—	—	(155,102)
Shares issued pursuant to exercise of warrants		4,269,414	24,759,643	(1,164)	—	—	24,758,479
Shares issued pursuant to exercise of options		2,456,240	3,969,568	(2,824,030)	—	—	1,145,538
Shares issued pursuant to exercise of RSU		118,497	397,060	(582,334)	—	—	(185,274)
Shares issued pursuant to exercise of DSU		5,755	19,625	—	—	—	19,625
Transfer of DSU to liabilities		—	—	(152,165)	—	—	(152,165)
Stock-based compensation	13	—	—	5,124,884	—	—	5,124,884
Net loss for the year		—	—	—	—	(41,326,835)	(41,326,835)
Foreign currency translation reserve		—	—	—	587	—	587
Balance at December 31, 2021		117,338,964	$372,278,512	$18,011,591	$4,501,800	$(151,653,994)	$243,137,909

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Year Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Operating activities
Net loss for the year	$(41,326,835)	$(63,046,905)	$(23,212,698)
Adjustments for:
Amortization	4,251,274	1,603,654	804,206
Stock-based compensation expense	5,178,462	6,260,985	5,147,573
Share-based payment expense	—	—	159,833
Interest income	(270,419)	(169,707)	(75,753)
Inventory provision	1,679,736	—	—
Lease modification loss	—	62,935	—
Changes in fair value of derivative liabilities	(19,033,560)	31,923,727	2,228,256
Deferred income tax expense (recovery)	—	(32,148)	(80,725)
Changes in non-cash working capital items:
Receivables	(320,991)	183,863	660,621
Prepaid expenses and deposit	(10,533,621)	292,146	(3,228,192)
Inventory	(4,714,161)	6,875	(245,301)
Trade payables and accrued liabilities	4,539,905	392,539	755,098
Customer deposits and construction contract liability	132,047	35,406	157,259
Net cash flows used in operating activities	(60,418,163)	(22,486,630)	(16,929,823)

Investing activities
Investments in restricted cash	(147,876)	964	(55,775)
Expenditures on plant and equipment	(4,638,821)	(1,400,032)	(2,747,495)
Acquistion of intangible assets	—	—	(3,833)
Net cash flows used in investing activities	(4,786,697)	(1,399,068)	(2,807,103)

Financing activities
Interest income received	583,354	178,925	92,550
Interest income received from net investment in sublease	1,459	11,420	—
Interest paid	—	(300)	(364)
Interest paid on lease payments	(152,078)	(79,655)	(103,946)
Repayment of shareholder loans	—	(1,521)	(3,131)
Repayment of leases	(774,346)	(486,136)	(469,113)
Payment received for net investment in sublease	38,541	73,586	—
Proceeds on issuance of common shares – net of issue costs	145,613,006	126,392,128	11,058,573
Payment for RSU settlement	(185,274)	—	—
Payment for DSU settlement	(19,625)	—	—
Proceeds from issuance of common shares for options exercised	1,145,538	405,305	55,791
Proceeds from issuance of common shares for warrants exercised	11,431,030	12,433,257	3,155,574
Net cash flows from financing activities	157,681,605	138,927,009	13,785,934

Increase/(decrease) in cash and cash equivalents	92,476,745	115,041,311	(5,950,992)
Effect of exchange rate changes on cash	587	5,848,741	559,665
Cash and cash equivalents, beginning	129,450,676	8,560,624	13,951,951
Cash and cash equivalents, ending	$221,928,008	$129,450,676	$8,560,624

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

1.            Nature and continuance of operations

ElectraMeccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles (“EV”s).

The head office and principal address of the Company are located at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8.

These consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The Company’s principal activity is the design, development and manufacturing of electric vehicles. As at December 31, 2021, although the Company has commenced commercial production of the purpose-built single seat SOLO EV, it is not able to finance day-to-day activities through operations. The Company’s continuation is dependent upon the successful results from its electric vehicle manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company has commenced commercial deliveries of its first SOLO EVs in October 2021. As at December 31, 2021, there have been $1,174,310 revenues recognized from the sale of these electric vehicles.

It is anticipated that additional funding will be required in the future. Management primarily intends to finance its operations over the next 12 months through sales of the SOLO, private placements and/or public offerings of equity capital or debt.

2.            Significant accounting policies and basis of preparation

The consolidated financial statements were authorized for issue on March 22, 2022 by the directors of the Company.

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

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value. As at December 31, 2021, the Company’s functional and presentation currency is United States dollars (“USD”). The Company's functional currency for the comparative periods was Canadian dollars ("CAD"). The change in presentation currency and functional currency is discussed in Note 3.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., from the date of its incorporation on January 22, 2018, Intermeccanica International Inc. ("InterMeccanica"), from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019, SOLO EV, LLC, from the date of its incorporation on November 22, 2019, and ElectraMeccanica USA, LLC, from the date of its incorporation on March 19, 2021. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

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

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment from the Company in completing its consolidated financial statements include:

-	the assessment of the Company’s ability to continue operations and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the vesting probability of stock options with market conditions.

Foreign currency translation

The Company’s functional currency is USD. The functional currency of Intermeccanica is CAD, the functional currency of EMV Automotive USA Inc.and ElectraMeccanica USA, LLC is USD, and the functional currency of EMV Automotive Technology (Chongqing) Inc. is the Chinese RMB. The Company reassessed the functional currency during its first quarter of 2021 and determined that the factors now supported USD as the functional currency for the Company. The Company has applied the change in functional currency from CAD to USD effective January 1, 2021. The change in functional currency is discussed in Note 3.

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

Foreign operations translation

On consolidation, the assets and liabilities of foreign operations that have a functional currency other than USD are translated into USD at the exchange rates in effect at the end of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the period.The resulting translation gains and losses are included as other comprehensive loss. The cumulative deferred translation gains or losses on the foreign operations are reclassified to net income, only on disposal of the foreign operations.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

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

The following table shows the classification of the Company’s financial assets and liabilities

Financial assets/liabilities
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Derivative liabilities	FVTPL
Lease liabilities	Amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit losses. The Company will recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Revenue from contracts with customers

Sales of electric vehicles

Revenues from selling SOLO EVs is recognized when the Company has transferred control to the customer which generally occurs upon delivery and transfer of ownership. Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Customers usually pay consideration prior to the transfer of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications. The Company recognizes costs for general estimated warranties costs on SOLO EVs at the time products are sold to customers. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers. As of December 31, 2021, $nil warranty provision is recognized based on management's estimate.

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

Customer deposits

Customer deposits consist primarily of advance payments from customers who order the SOLO EVs. The deposit is recognized as revenue when the Company transfers control to the customer which generally occurs upon delivery and transfer of ownership.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Construction contract liabilities

Construction contract liabilities consist primarily of advance payments from customers who order custom-built vehicles. The deposit is recognized as revenue when the Company has transferred control to the customer which generally occurs upon shipment.

Deferred revenue

Deferred revenue consists primarily of advance payments that may be made to the Company by its manufacturing partner in China, Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”), for royalties to be derived from the sales of SOLO EVs by Zongshen in China when any such sales are made in accordance with the terms of our manufacturing agreement (the “Manufacturing Agreement”). The deferred revenue from any such royalties will be recognized in profit or loss on a periodic basis as and when the Zongshen builds and sells the permitted number of SOLO EVs in China under the Manufacturing Agreement.

Inventory

Inventory consists of vehicles and parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and is determined principally by using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Trademarks and patents

The Company expenses legal fees and filing costs associated with the development of its trademarks and patents.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the consolidated statements of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statements of loss and comprehensive loss.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Share-based payments

Share-based compensation expenses are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payment expenses to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the share-based payment reserve. For awards with no market-based performance measurement, the fair value of options is determined using a Black–Scholes pricing model. For awards subject to the performance against a market-based performance measure, management have used the Monte Carlo simulation model to calculate the grant date fair value. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. The share-based payment reserve records items that are recognized as stock-based compensation expense and other share-based payments until such time that the underlying securities are exercised, at which time the corresponding amount will be transferred to share capital. If the securities expire unexercised, the amount remains in the share-based payment reserve account.

Restricted Stock Units

Restricted Stock Units (“RSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current 2020 Stock Incentive Plan (the “Plan”) which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statements of loss and comprehensive loss over the vesting period.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Derivative Liabilities - Warrants

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statements of financial position and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated statements of financial position at their fair value on the date of issuance and will be revalued on each subsequent statement of financial position date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield and risk-free interest rate. On January 1, 2021, the Company change its functional currency from CAD to USD. As a result, warrants denominated in CAD were recognized as derivative liabilities and warrants denominated in USD were recognized as equity. Refer to Note 3.

Derivative Liabilities - Deferred Stock Units

Deferred Stock Units ("DSU"s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. During the year ended December 31, 2021, the Company changed the settlement intention by allowing the holders of the DSUs to settle the DSUs in cash or common shares. As a result, the entire DSU balance of $152,165 was reclassified from equity to DSU liability. At inception, the Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statements of loss and comprehensive loss in the period they are granted (immediate vesting). At each reporting date, between the grant and settlement dates of DSUs, the fair value of the liability is re-measured with any changes in fair value recognized in net income (loss) for the period.

Leases

The Company assesses at inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an indentifed asset for a period of time in exchange for consideration.

As a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. Leases are recognized as a right-of-use asset and corresponding lease liability at the lease commencement date. The lease liability is measured at the present value of the future fixed payments and variable lease payments that depend on an index or rate over the lease term, less any lease incentives receivable, discounted using the lessee’s incremental borrowing rate, unless the implicit interest rate in the lease can be easily determined. Variable lease payments that do not depend on an index or a rate are recognized as epxneses in the period in which the event or condition that triggers the payment occurs.

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

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

The Company applies the shorter lease recognition exemption to its short-term leases of Kiosk locations (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

As a lessor

When the Company acts as an intermediate lessor, it determines at lease inception whether each lease is a finance lease or an operating lease and accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sublease as an operating lease.

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit (CGU) assets exceeds its recoverable amount. The Company has identified two CGUs including electric vehicles, which develop and manufacture electric vehicles for mass markets, and custom-built vehicles which develop and manufacture high-end custom-built vehicles. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

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

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

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

Standards issued but not yet effective

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduced a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how one is entitied to use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlies application is permitted as long as the fact is disclosed. The amendments are not expected to have a material impact on the Company.

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosure that is more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

3.            Change in presentation currency and functional currency

Presentation Currency

Effective December 31, 2020, the Company changed its presentation currency from CAD to USD to be more relevant to users.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Prior to December 31, 2020, the Company reported its annual consolidated financial statements in CAD. In making this change in presentation currency, the Company follows the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, comparable financial statements for the year ended December 31, 2019 were restated retrospectively in the new presentation currency of USD using the current rate method as comparatives in the Company’s December 31, 2020 annual report filing.

The consolidated statement of financial position as of December 31, 2020 of the Company has been prepared in CAD and translated into the new presentation currency of USD using the current rate method.

The procedures under the current rate method are outlined as below:

☐	Income Statement and Statement of Cash Flows have been translated into USD using average foreign currency rates prevailing for the relevant reporting periods of years ended December 31, 2020;
☐	assets and liabilities in the Statement of Financial Position have been translated into USD at the closing foreign currency rates on the relevant reporting dates as of December 31, 2020 and 2019;
☐

the equity section of the Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and the other reserves, have been translated into USD using historical rates; and

☐	earnings per share has also been restated to USD to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

Functional Currency

The Company considered the current and prospective economic substance of the underlying transactions and circumstances of the Company and concluded that, as of January 1, 2021, the functional currency should be USD rather than CAD.

The effect of the change in functional currency to USD was applied prospectively in the financial statements effective January 1, 2021. The financial position of the Company as at January 1, 2021 has been translated from CAD to USD at an exchange rate of 1.273.

All transactions for the Company are recorded in USD from January 1, 2021 and onwards. Transactions denominated in currencies other than USD are considered foreign currency transactions. Foreign currency transactions are translated into USD using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to USD using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in profit or loss.

The Company reassessed its derivative liabilities upon the change in functional currency, which resulted in an increase of $14,539,226 in derivative liabilities with a corresponding decrease in share capital as at January 1, 2021.

Warrants issued other than as compensation for goods and services with exercise prices denominated in a currency other than the functional currency of the Company are recognized as derivative liabilities and measured at fair value at each reporting period.

As at December 31, 2020, the functional currency of the Company was CAD and, therefore, warrants with exercise prices denominated in USD were recognized as derivative liabilities and measured at fair value by the Black-Scholes Option Pricing Model with a valuation date of December 31, 2020. The derivative liabilities of the Company was $17,899,855 as at December 31, 2020.

As at January 1, 2021, the functional currency of the Company is USD. Accordingly, warrants with exercise prices denominated in CAD are recognized as derivative liabilities and measured at fair value by the Black-Scholes Option Pricing Model with a valuation date of January 1, 2021. The fair value of the derivative liabilities of the Company was $32,439,081 as at January 1, 2021.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

4.           Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 180 days or less:

	December 31,	December 31,
	2021	2020
Cash	$221,928,008	$58,450,680
Cash equivalents	—	70,999,996
	$221,928,008	$129,450,676

5.            Prepaid expenses

	December 31,	December 31,
	2021	2020
Solo deposit	$4,734,914	$1,295,044
Battery cell deposit	6,121,372	2,598,504
Battery deposit	100,207	50,285
Prepaid insurance	2,027,001	419,126
Prepaid rent and security deposit	444,976	102,620
Other prepaid expenses	999,647	573,571
	$14,428,117	$5,039,150

6.            Inventory

	December 31, 2021	December 31, 2020
Parts and battery	$906,505	$995,368
Work in progress	128,424	75,811
Vehicles	4,232,736	48,324
Inventory provision	(1,687,215)	(510,409)
	$3,580,450	$609,094

For the year ended December 31, 2021, the amount of $1,687,215 of inventory write-down has been recognized as an expense (2020 - $510,409, 2019 - $Nil). This is recognized in cost of revenue.

During the year ended December 31, 2021, $nil (2020 and 2019 - $nil) amortization expense was included in the cost of Inventory as a consequence of the actual low production compared with the normal capacity of the production of the applicable plant and equipment (see note 8).

7.            Long-term deposit

During the year ended December 31, 2021, the Company entered into a long-term lease agreement for its Mesa assembly facility which expires on August 31, 2032. A security deposit of $1,161,000 (December 31, 2020 - $nil) was made under the lease agreement.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

8.            Plant and equipment

		Computer
	Furniture	hardware				Production
	and	and		Leasehold	Right-of-	tooling
	equipment	software	Vehicles	Improvements	use assets	and molds	Total
Cost:
December 31, 2019	$438,358	$209,170	$299,386	$396,303	$1,590,456	$6,064,826	$8,998,499
Additions	32,937	208,294	1,090,673	64,495	465,312	1,738,462	3,600,173
Disposals/write off	—	—	(10,907)	(28,366)	—	(299,606)	(338,879)
Lease termination and derecognition[1,2]	—	—	—	—	(425,932)	—	(425,932)
Foreign exchange translation difference	6,528	3,734	5,445	2,944	30,262	110,287	159,200
December 31, 2020	477,823	421,198	1,384,597	435,376	1,660,098	7,613,969	11,993,061
Additions	448,918	584,307	1,816,568	1,124,818	1,575,434	387,260	5,937,305
Transfer to R&D3	—	(1,971)	(894,316)	—	—	—	(896,287)
Foreign exchange translation difference	689	41	—	482	2,520	—	3,732
December 31, 2021	927,430	1,003,575	2,306,849	1,560,676	3,238,052	8,001,229	17,037,811
Amortization:
December 31, 2019	238,223	100,324	256,588	182,599	512,902	—	1,290,636
Additions	67,030	96,191	41,005	112,591	414,102	903,756	1,634,675
Disposals	—	—	(7,588)	(23,119)	—	(9,847)	(40,554)
Lease termination and derecognition[1,2]	—	—	—	—	(204,590)	—	(204,590)
Foreign exchange translation difference	4,068	1,816	4,667	1,685	10,350	—	22,586
December 31, 2020	309,321	198,331	294,672	273,756	732,764	893,909	2,702,753
Additions	97,760	249,754	340,621	116,105	767,293	2,675,815	4,247,348
Transfer to R&D3	—	(219)	(38,022)	—	—	—	(38,241)
Foreign exchange translation difference	985	38	—	455	586	—	2,064
December 31, 2021	$408,066	$447,904	$597,271	$390,316	$1,500,643	$3,569,724	$6,913,924
Net book value:
December 31, 2020	$168,502	$222,867	$1,089,925	$161,620	$927,334	$6,720,060	$9,290,308
December 31, 2021	$519,364	$555,671	$1,709,578	$1,170,360	$1,737,409	$4,431,505	$10,123,887

1 The Company entered into a sublease agreement for its office space in Los Angeles, USA, with effect from February 1, 2020. As a result of the sublease, the Company derecognized the right-of-use asset relating to the head lease with a cost of $298,708 and accumulated amortization of $120,131.

2 The Company terminated one of its warehouse leases on January 31, 2020. As a result of the termination, the Company derecognized the right-of-use asset of the warehouse with a cost of $127,224 and accumulated amortization of $84,459.

3 Vehicles with cost of $894,316 and accumulated depreciation of $38,022 were transferred to R&D usage.

During the year ended December 31, 2021, amortization expense was included in the general and administrative expenses as a consequence of the actual low production compared with the normal capacity of the production.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

9.            Trade payables and accrued liabilities

	December 31,	December 31,
	2021	2020
Trade payables	$1,249,861	$1,001,773
Due to related parties (Note 19)	743,100	280,432
Accrued liabilities	4,817,820	2,179,134
	$6,810,781	$3,461,339

10.            Lease liabilities

The Company leases buildings for its engineering center and office and warehouse spaces and kiosk locations to promote vehicle sales. These leases generally span a period of one to ten years.

During the year ended December 31, 2021, the Company entered new lease agreements for various kiosk locations to promote vehicle sales. The leases are for period of between four to 30 months.

During the year ended December 31, 2021, the Company entered into a long-term lease agreement for its engineering center and head office in Canada which expires on February 28, 2026, with the Company holding an option to renew for a further five years.

During the year ended December 31, 2021, the Company entered into a long -term lease agreement for its Mesa assembly facility which expires on August 31, 2032. The lease had not started as of December 31, 2021.

The Company terminated one of its warehouse leases on January 31, 2020 without penalty for termination and derecognized the lease liability and net right-of-use asset of $33,442 and $42,765, respectively, on the effective date of termination.

The Company incurred $1,230,716 of lease expenses for year ended December 31, 2021 (2020 - $247,262), for short-term leases and low-value leases which are not included in the measurement of lease liabilities.

The following tables reconcile the change in the lease liabilities and disclose a maturity analysis of the lease liabilities for years ended December 31, 2021 and 2020:

Balance as at December 31, 2019	$1,129,249
Lease addition	465,312
Lease termination	(33,442)
Accretion of lease liability	79,205
Repayment of principal and interest	(564,551)
Balance as at December 31, 2020	$1,075,773
Lease addition	1,575,434
Accretion of lease liability	144,975
Repayment of principal and interest	(908,911)
Balance as at December 31, 2021	$1,887,271

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

			Present value of
	Future minimum		minimum lease
At December 31, 2021	lease payments	Interest	payments
Less than one year	$518,355	$126,076	$392,279
Between one and five years	1,156,764	289,007	867,757
More than five years	718,555	91,320	627,235
	$2,393,674	$506,403	1,887,271
Current portion of lease liabilities			392,279
Non-current portion of lease liabilities			$1,494,992

11.            Income tax recovery and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	31-Dec-21	31-Dec-20	31-Dec-19
Loss before tax	$(41,325,985)	$(63,079,457)	$(23,291,823)
Statutory tax rate	27%	27%	27%
Expected income tax recovery at the statutory tax rate	(11,158,016)	(17,031,453)	(6,288,792)
Lower rate on foreign subsidiaries	(11,566)	48,161	13,932
Change in estimates	15,204	(115,603)	141,562
Non-deductible items	(4,611,226)	10,299,823	1,920,654
Share issue costs and other	(1,138,691)	(1,372,262)	(281,953)
Temporary differences not recognized	16,905,375	8,138,782	4,415,472
Income tax recovery	$850	$(32,552)	$(79,125)

The Company has the following deductible (taxable) temporary differences:

	31-Dec-21	31-Dec-20	31-Dec-19
Non-capital loss carry-forwards	$119,117,516	$63,213,473	$35,846,498
Property, plant and equipment	5,792,346	1,845,332	339,632
Share issue costs	7,970,369	6,774,934	3,757,068
SR&ED expenditures	2,941,082	2,941,082	2,430,941
ROU Assets	(1,735,767)	(927,331)	(1,077,556)
Lease libiltiy	1,885,419	1,075,773	1,129,249
Net Investment Assets	—	(38,541)	—
Stock based compensation	1,579,205	—	—
Other	(373,155)	(374,454)	(270,395)
	137,177,015	74,510,268	42,155,437
Deferred tax assets not recognized	(137,177,015)	(74,510,268)	(42,277,892)
Deferred tax liability	—	—	(122,455)
Deferred tax liability (tax effected at 27%)	$—	$—	$(33,063)

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

12.            Derivative liabilities

a) Warrants

The exercise price of certain warrants is denominated in CAD, however the functional currency of the Company is USD (see Note 3). Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements.  The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as derivative liabilities and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of loss and comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of loss and comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants (see Note 13 for further information on warrants issued and outstanding).

A reconciliation of the changes in fair values of the warrants derivative liabilities for years ended December 31, 2021 and December 31, 2020 is below:

	December 31,	December 31,
	2021	2020
Balance, beginning	$17,899,855	$5,456,265
Decrease of derivative liabilities for warrants priced in USD per change in functional currency (Note 3)	(17,899,855)	—
Recognize of derivative liabilities for warrants priced in CAD per change in functional currency (Note 3)	32,439,081	—
Warrants exercised	(13,327,450)	(20,491,542)
Changes in fair value of derivative liabilities	(18,920,428)	32,935,132
Balance, ending	$191,203	$17,899,855

The fair value of the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model.

b) Deferred Stock Units

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its 2020 Stock Incentive Plan. During the year ended December 31, 2021, the Company changed the settlement intention by allowing the holders of the DSUs to settle the DSUs in cash or common shares. As a result, the entire DSU balance of $152,165 was reclassified from equity to DSU liability.

During the year ended December 31, 2021, the Company issued 51,468 DSUs which will vest over one year.

At each reporting date, between the grant and settlement dates of DSUs, the fair value of the liability is re-measured with any changes in fair value recognized in net income (loss) for the period. The entire DSU balance is presented in long-term liabilities.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

The changes in DSUs during the year ended December 31, 2021 are as follows:

	Number of
	DSU	Amount
Balance, December 31, 2020	—	$—
Reclassification to liability	44,623	152,165
DSUs exercised	(11,510)	(39,250)
Issuance	51,468	—
Stock-based compensation expense	—	53,579
Changes in fair value of derivative liabilities	—	(113,132)
Balance, December 31, 2021	84,581	$53,362

13.            Share capital

Authorized share capital

Unlimited number of common shares without par value.

At December 31, 2021, the Company had 117,338,964 issued and outstanding common shares (December 31, 2020 – 89,309,563).

On December 21, 2020, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell common shares of the Company having an aggregate offering price of up to $100,000,000 through the Agents (the “Sales Agreement”). On February 8, 2021, the Company contracted with the Agents to sell additional common shares having an aggregate offering price of up to $100,000,000 through the Agents (the “December Sales Agreement”). On September 30, 2021, the Company contracted with the Agents to sell additional common shares having an aggregate offering price of up to $200,000,000 through the Agents (the “September Sales Agreement”).

In accordance with the terms of each of the Sales Agreement, the December Sales Agreement and the September Sales Agreement, the Company may offer and sell common shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The common shares may be offered and sold by any method permitted by law deemed to be an “at the market” offering (the “ATM Offering”) as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market on any other existing trading market for the common shares, and, if expressly authorized by the Company, in negotiated transactions.

From January 4 to January 8, 2021, the Company issued 6,741,420 common shares for the ATM Offering under the December Sales Agreement for gross proceeds of $46,558,988. Share issue costs related to the ATM Offering were $1,258,122.

From February 9 to March 12, 2021, the Company issued 13,624,075 common shares for the ATM Offering under the February Sales Agreement for gross proceeds of $99,999,996. Share issue costs related to the ATM Offering were $2,702,209.

From November 2 to November 15, 2021, the Company issued 814,000 shares for the ATM Offering under the September Sales Agreement for gross proceeds of $3,274,545. Share issue costs related to the ATM Offering were $88,429.

During the year ended December 31, 2021, the Company issued 4,269,414 shares for warrants exercised by investors for proceeds of $24,759,643 (2020 – 5,242,389 shares for proceeds of $32,597,096).

During the year ended December 31, 2021, the Company issued 2,456,240 common shares for options exercised by investors for proceeds of $3,969,568 (2020 – 518,864 shares for proceeds of $950,971).

During the year ended December 31, 2021, the Company issued 118,497 common shares for RSUs exercised by officers and increased share capital by $397,060.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

During the year ended December 31, 2021, the Company issued 5,755 common shares for DSUs exercised by a director and increased share capital by $19,625

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for year ended December 31, 2021 was based on the net loss attributable to common shareholders of $41,326,835 (2020 - $63,046,905; 2019 - $23,212,698) and the weighted average number of common shares outstanding of 111,720,726 (2020- 58,352,766; 2019 – 35,998,152). Fully diluted loss per share did not include the effect of 11,974,300 stock options (2020 – 13,008,364; 2019 – 12,908,315), 7,402,021 warrants (2020 – 15,070,883; 2019 – 20,603,396), 84,581 DSUs (2020 – 44,623; 2019 – nil) and 649,473 RSUs (2020 – 507,849; 2019 – nil) as the effect would be anti-dilutive.

Stock options

The Company adopted its 2020 Stock Incentive Plan on July 9, 2020, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company certain stock-based compensation awards, including non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such stock options may be exercisable for a period of up to 10 years from the date of grant. Stock options may be exercised no later than 90 days following cessation of the optionee’s position with the Company unless any exercise extension has been approved in advance by the Plan Administrator.

Stock options granted may vest based on terms and conditions set out in the stock option agreements themselves. On exercise, each stock option allows the holder to purchase common shares of the Company or to exchange common shares of the Company without cash payment and for the number of common shares calculated by a formula as set forth in the stock option agreement.

The changes in stock options during the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average exercise	Number of	average
	options	price	options	exercise price
Options outstanding, beginning	13,008,364	$2.14	12,908,315	$2.03
Options granted	3,217,378	3.94	1,790,000	3.47
Options exercised	(3,785,174)	1.58	(632,822)	1.83
Options forfeited/expired/cancelled	(466,268)	2.85	(1,057,129)	3.2
Options outstanding, ending	11,974,300	$2.73	13,008,364	$2.14

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Details of stock options outstanding as at December 31, 2021 were as follows:

			Number of
	Weighted average	Number of options	options
Exercise price	contractual life	outstanding	exercisable
$0.30 CAD	0.45	1,327,273	1,327,273
$0.80 CAD	0.95	334,091	334,091
$2.00 CAD	2.37	80,214	80,214
$1.91	4.93	2,405,000	2,068,890
$2.45	4.59	1,250,000	1,250,000
$2.53	4.61	75,000	75,000
$2.62	1.73	700,000	700,000
$3.01	8.42	1,500,000	—
$3.40	4.22	1,035,000	1,035,000
$3.41	5.56	1,115,000	683,548
$3.55	6.54	90,604	14,700
$3.56	6.87	400,989	109,949
$3.77	6.74	240,000	148,967
$4.15	9.15	800,000	436,458
$5.00	1.92	193,629	193,629
$7.23	6.03	210,000	100,636
$7.75	6.13	110,000	50,420
$9.60	3.02	107,500	107,500
		11,974,300	8,716,275

The weighted average grant date fair value of stock options granted during the year ended December 31, 2021 was $1.99 (2020- $1.58). The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended December 31, 2021	Year ended December 31, 2020
Expected life of options	4-5 years	3-5 years
Annualized volatility	61%-62.29%	62.29%
Risk-free interest rate	0.34% - 1.4%	0.29% - 0.42%
Dividend rate	—%	—%

During the year ended December 31, 2021, the Company recognized stock-based compensation expense of $4,389,344 (2020 - $5,559,181; 2019 - $5,147,573) for stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company for cash or to exchange one common share of the Company on a cashless basis in accordance with the formula set in the warrant agreement.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

The changes in warrants during the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
Warrants outstanding, beginning	15,070,883	$4.01	20,603,396	$3.57
Warrants exercised	(4,270,005)	3.34	(5,387,200)	2.49
Warrants expired	(3,398,857)	4.66	(145,313)	1.49
Warrants outstanding, ending	7,402,021	$5.23	15,070,883	$4.01

At December 31, 2021, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2021 were as follows:

	Weighted average	Number of warrants
Exercise Price	contractual life	outstanding
Non-Transferable Warrants
$4.00 CAD - $16.00 CAD	0.83 years	1,803,765
$2.00 USD - $24.00 USD	2.13 years	1,096,988
Transferable Warrants
$4.25 USD	1.60 years	4,501,268
Warrants outstanding, ending	1.49 years	7,402,021

DSUs

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its 2020 Stock Incentive Plan. Each DSU will issue one common share of the Company or settle by equivalent cash to the holders of the DSUs (Note 12).

The changes in DSUs during the year ended December 31, 2021 were as follows:

	December 31, 2021
		Weighted average
	Number of options	exercise price
DSUs outstanding, beginning	44,623	$3.41
DSUs granted	51,468	3.41
DSUs exercised	(11,510)	3.41
DSUs outstanding, ending	84,581	$3.41

Details of DSUs outstanding as at December 31, 2021 are as follows:

	Weighted	Number of
	average	DSUs	Number of DSUs
Deemed value	contractual life	outstanding	exercisable
$3.41	9.27	84,581	33,113

RSUs

RSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current 2020 Stock Incentive Plan which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statements of loss and comprehensive loss over the vesting period.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

The changes in RSUs during the year ended December 31, 2021 were as follows:

	December 31, 2021
		Weighted average
	Number of options	exercise price
RSUs outstanding, beginning	507,849	$3.44
RSUs granted	450,442	3.41
RSUs exercised	(169,283)	3.44
RSUs expired	(139,535)	3.44
RSUs outstanding, ending	649,473	$3.42

Details of RSUs outstanding as at December 31, 2021 were as follows:

	Weighted	Number of
Deemed value	average	RSUs	Number of RSUs
	contractual life	outstanding	exercisable
$3.42	9.37	649,473	—

During the year ended December 31, 2021, the Company recognized stock-based compensation expense of $735,539 (2020 - $548,538, 2019 - $nil) for RSUs granted during the period.

14.            General and administrative expenses

	December 31,	December 31,	December 31,
	2021	2020	2019
Amortization	$4,251,274	$1,603,654	$804,206
Consulting fees	2,803,967	648,524	683,555
Insurance	2,348,030	572,932	485,995
Investor relations	677,474	666,988	772,259
Office expenses	2,522,810	758,424	706,791
Professional fee	5,634,016	2,073,022	1,393,004
Rent	1,437,259	616,968	320,927
Salaries	7,575,030	3,488,459	1,738,829
Share-based compensation expense	3,807,773	5,349,201	4,555,476
Share-based payment expense	—	—	159,833
	$31,057,633	$15,778,172	$11,620,875

15.            Research and development expenses

	December 31,	December 31,	December 31,
	2021	2020	2019
Labor	$13,901,236	$5,471,136	$4,403,038
Materials	2,367,340	2,383,730	3,253,593
Government grants	—	—	(476,985)
Share-based compensation expense	821,706	811,381	254,438
	$17,090,282	$8,666,247	$7,434,084

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

16.            Sales and marketing expenses

	December 31,	December 31,	December 31,
	2021	2020	2019
Consulting	$615,661	$402,146	$331,135
Marketing	4,405,076	900,976	403,002
Salaries and benefits	4,844,028	1,231,609	580,552
Share-based compensation expense	548,983	100,403	337,659
	$10,413,748	$2,635,134	$1,652,348

17.           Other Income

	December 31, 2021	December 31, 2020	December 31, 2019
Paycheck Protection Program Loan[1]	$—	$133,750	$—
Industrial Research Assistance Program Funding	—	176,088	—
Canada Emergency Wage Subsidy	161,604	77,994	—
Miscellaneous income	13,764	7,540	67,410
	$175,368	$395,372	$67,410

1 On May 21, 2020, the Company entered into a promissory note evidencing an unsecured loan in the amount of $133,750 made to the Company under the Paycheck Protection Program (the “Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration. The Loan to the Company was made through BMO Harris Bank National Association (the “Lender”). The Loan bears interest rate of 1% per year and matures in 24 months from the date of the Loan. Beginning seven months from the date of the Loan, the Company is required to make 18 monthly payments of principal and interest. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any covered payments of mortgage interest, rent and utilities. As at December 31, 2020, the Company has used all proceeds from the PPP Loan to maintain payroll and make lease and utility payments. The Company has filed a PPP loan forgiveness application with U.S. Small Business Administration and the loan was forgiven in the year ended December 31, 2021. Accordingly, the Company has accounted for the PPP Loan as a government grant in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance.

During the year ended December 31, 2021, the Company received $nil (2020 - $176,088, 2019 – $nil) from the Industrial Research Assistance Program Funding and $161,604 (2020 - $77,994, 2019 - $nil) in Canada Emergency Wage Subsidy relief related to COVID-19. These governmental assistances received are non-repayable and were accounted for as government grants related to income in accordance with IAS 20.

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

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

●	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
●	Custom built vehicles – development and manufacture of high-end custom-built vehicles.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
		Custom Built		Custom Built		Custom Built
	Electric Vehicles	Vehicles	Electric Vehicles	Vehicles	Electric Vehicles	Vehicles
Revenue	$1,174,310	$926,460	$—	$568,521	$—	$585,584
Gross profit	(2,334,898)	100,987	—	(130,934)	—	98,041
Operating expenses	(58,294,978)	(266,685)	(26,837,127)	(242,426)	(20,341,597)	(365,710)
Other items	19,136,745	332,844	(36,062,460)	193,490	(2,666,853)	(15,704)
Current income tax recovery	(850)	—	(725)	1,129	(1,600)	—
Deferred income tax recovery	—	—	—	32,148	—	80,725
Net (loss)/income	(41,493,981)	167,146	(62,900,312)	(146,593)	(23,010,050)	(202,648)
FX translation	587	—	4,213,906	—	898,473	—
Comprehensive (loss)/income	$(41,493,394)	$167,146	$(58,686,406)	$(146,593)	$(22,111,577)	$(202,648)

	December 31, 2021		December 31, 2020
				Custom Built
	Electric Vehicles	Electric Vehicles	Electric Vehicles	Vehicles
Inventory	$3,243,267	$337,183	$305,443	$303,651
Plant and equipment	9,891,685	232,202	9,014,777	275,531

19.            Related party transactions

Related party balances

The balance due to related parties is $743,100 as at December 31, 2021 (December 31, 2020 - $280,432). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	December 31,	December 31,	December 31,
	2021	2020	2019
Consulting fees	$—	$93,901	$440,980
Salary	4,083,685	1,685,957	608,692
Director fees	409,561	307,432	305,717
Stock-based compensation	3,173,512	4,689,996	4,303,871
	$7,666,758	$6,777,286	$5,659,260

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

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

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

Historically, the Company’s source of funding has been the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2021 and 2020. We have excluded warrants derivative liabilities from the table because they are settled by shares (see note 12).

		Between one	More than
At December 31, 2021	Within one year	and five years	five years
Trade payables	$1,249,861	$—	$—
Accrued liabilities	4,817,820	—	—
Due to related parties	743,100	—	—
Lease liabilities	392,279	867,757	627,235
DSU liabilities	—	53,362	—
	$7,203,060	$921,119	$627,235

		Between one	More than
At December 31, 2020	Within one year	and five years	five years
Trade payables	$1,001,773	$—	$—
Accrued liabilities	2,179,134	—	—
Due to related parties	280,432	—	—
Lease liabilities	576,232	373,889	125,652
	$4,037,571	$373,889	$125,652

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs some expenditures that are denominated in CAD while its functional currency is USD. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of financial assets and liabilities that are denominated in CAD:

	December 31,	December 31,
	2021	2020
Cash and cash equivalents	$2,867,716	$1,864,404
Restricted cash	81,176	80,550
Receivables	242,953	48,992
Lease liabilities	(1,429,629)	(433,157)
Trade payables and accrued liabilities	(1,321,940)	(778,164)
	$440,276	$782,625

Based on the above net exposures, as at December 31, 2021, a 10% change in the CAD to the USD exchange rate would impact the Company’s net loss by $35,877 (2020 - $78,262).

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash balances which are earning interest income based on US deposit reference rate. A 0.1% decrease in market interest rates would increase the Company’s net loss of $209,510 for the year ended December 31, 2021 (2020 - $71,000).

Classification of financial instruments

Financial assets included in the consolidated statements of financial position are as follows:

	December 31,	December 31,
	2021	2020
Amortized cost:
Cash and cash equivalents	$221,928,008	$129,450,676
Restricted cash	291,676	143,800
Receivables	129,068	159,664
	$222,348,752	$129,754,140

Financial liabilities included in the consolidated statements of financial position are as follows:

	December 31,	December 31,
	2021	2020
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$6,810,781	$3,461,339
Lease liabilities	1,887,271	1,075,773
Derivative financial liabilities:
Derivative liabilities	244,565	17,899,855
	$8,942,617	$22,436,967

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liabilities which are measured at fair value, approximates the carrying amount.

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

Financial liabilities measured at fair value at December 31, 2021 consisted of the derivative liabilities, which include non-transferrable warrants and DSUs. The fair value of DSUs is classified as level 1, and the fair value of the non-transferrable warrants are classified as level 2 in the fair value hierarchy.

The fair value of the derivative liabilities relating to the DSUs was measured using the quoted market price on the Nasdaq.

ElectraMeccanica Vehicles Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

For the years ended December 31, 2021, 2020, and 2019

The fair value of the derivative liabilities relating to the non-transferrable warrants were calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. At December 31, 2021, if the volatility used was increased by 10%, the impact would be an increase to the derivative liabilities of $53,376 (2020 - $162,585) with a corresponding increase in loss and comprehensive loss.

21.            Capital management

The Company’s policy is to maintain a strong capital base to safeguard the Company’s business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021. The Company is not subject to any externally imposed capital requirements.

22.           Commitments

(a)	As at December 31, 2021, the Company has capital commitments to incur an additional $2,686,537 (December 31, 2020 - $nil) for development of its IT infrastructure and purchase equipment for Mesa facility.
(b)	The Company is committed to future minimum lease payments for short-term leases and long-term leases. The leases are related to rentals of its manufacturing facility and kiosk locations. The details of lease commitments as at December 31, 2021 are as follows:

Fiscal year	Amount
2022	$2,745,517
2023	3,342,173
2024	3,191,539
2025	3,050,321
2026 and after	22,456,524
Total	$34,786,074

23.           Subsequent events

Subsequent to the year end, the Company issued 1,245,455 common shares at CAD $0.30 per share for gross proceeds of CAD$373,637 (USD297,564) pursuant to the exercise of certain stock options by a director.

Subsequent to the year end, the Company issued 27,077 common shares pursuant to the settlement of 38,682 RSUs upon retirement of an executive.

On January 1, 2022, the Company renewed an existing lease agreement for a kiosk location in Arizona for $12,500 a month for period of 33 months.

On January 28, 2022, the Company entered into a lease agreement for a storage and distribution premise in California for $25,711 a month for period of five years.

Subsequent to the year end, the Company granted 161,306 stock options to employees.

24.         Comparative information

Comparative figures have been reclassified to conform to changes in presentation in the current year.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Share Certificate – Common Shares(1)

2.2	Description of Registrant’s Securities*

4.1	Manufacturing Agreement between Chongqing Zongshen Automobile Co., Ltd. and the Company, dated September 29, 2017(2)+

4.2	Employment Agreement, dated May 17, 2019, by and between EMV Automotive USA Inc. and Michael Paul Rivera (3)

4.3	Amendment Agreement between the Company and Michael Paul Rivera, dated for reference effective on January 1, 2020(4)

4.4	Executive Employment Services Agreement between the Company and Henry Reisner, dated for reference effective on January 1, 2020 (4)

4.5	Executive Employment Services Agreement between the Company and Bal Bhullar, dated for reference effective on January 1, 2020 (4)

4.6	Continuing Relationship Agreement between the Company and Jerry Kroll, dated for reference effective on August 16, 2019(4)

4.7	Executive Employment Agreement between the Company and Isaac Moss, dated for reference effective on July 1, 2020(7)

4.8	Further Employment Agreement Amendment between the Company and Michael Paul Rivera, dated August 12, 2020(8)

4.9	Executive Employment Services Agreement between the Company, Electrameccanica USA, Inc. and Kevin Pavlov, dated for reference April 5, 2021*

4.10	Executive Employment Services Agreement between the Company, Electrameccanica USA, Inc. and Kim Brink, dated for reference December 24, 2021*

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics(6)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

15.1	Consent of KPMG LLP, Chartered Professional Accountants*

15.2	Audit Committee Charter(6)

15.3	Compensation Committee Charter(6)

15.4	Nominating and Corporate Governance Committee Charter(6)

15.5	Board Mandate(6)

101.INS	XBRL Instance*

101.SCH	XBRL Taxonomy Extension Schema*

101.CAL	XBRL Taxonomy Extension Calculation*

101.DEF	XBRL Taxonomy Extension Definition*

101.LAB	XBRL Taxonomy Extension Labels*

101.PRE	XBRL Taxonomy Extension Presentation*

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

Notes:

*	Filed herewith.
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

Electrameccanica Vehicles Corp.

Date: March 22, 2022.

By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer